TOTAL’S SPIN OFF OF ARKEMA
       At the general meetings of shareholders to be held on May 12, 2006 and May 10, 2006, the shareholders of Total S.A. and Elf Aquitaine will vote, respectively, on the proposed Total Spin-Off and Elf Spin-Off, as described in the prospectus which received visa N° 06-106 from the French Autorité des marchés financiers (the “AMF”) on April 5, 2006, and which will be an annex to the reports made by the respective boards of directors of Total S.A. and Elf Aquitaine to the May 12 and May 10 shareholders’ meetings. This Information Memorandum consists of an unofficial English language translation (the “Prospectus”) of the prospectus, certain additional information for the holders in the United States of shares and American Depositary Receipts (“ADRs”) of Total S.A, and summaries of certain differences between French GAAP and U.S. GAAP and between IAS/ IFRS and U.S. GAAP.
      As part of the Total Spin-Off, Total S.A. is proposing to allocate to its shareholders all of the shares of Arkema S.A. which it will receive in consideration for its proposed contribution of assets to Arkema S.A on the Completion Date. For the purposes of this Information Memorandum, such proposed allocation of shares is hereinafter referred to as the “Spin-Off.”
      Pursuant to the proposed Spin-Off, Total S.A. would allocate to its shareholders shares held by it in Arkema S.A. at the ratio of one Arkema S.A. share for each ten Total S.A. shares. It is also intended that the holders of Total S.A. ADRs would automatically receive one Arkema S.A. American Depositary Share (“ADS”) for each twenty Total S.A. ADSs. These exchange ratios do not take into account the four-to-one stock split to be effected by Total S.A. as described in the Prospectus.
      Prior to the Spin-Off, there has been no public market for Arkema S.A. shares or Arkema S.A. ADSs. Application has been made to list Arkema S.A. shares on Eurolist by Euronexttm under the symbol “AKE”. Arkema S.A. does not intend that Arkema S.A. shares and Arkema S.A. ADSs will be listed on a securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States.
INFORMATION MEMORANDUM, DATED APRIL 21, 2006

Notice to Holders of Total S.A. shares and Total S.A. ADRs in the United States
      The Arkema S.A. shares to be allocated to you in connection with the Spin-Off, including Arkema S.A. shares underlying Arkema S.A. ADSs, have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and will be allocated to you in reliance on the position taken by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”), set forth in Staff Legal Bulletin No. 4 (“SLB No. 4”), issued on September 16, 1997, that the shares distributed in a spin-off do not require registration under the Securities Act if, as is the case with respect to the Spin-Off, certain conditions specified in SLB No. 4 are satisfied.
      Arkema S.A. has applied for an exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Rule 12g3-2(b) thereunder (the “Rule”), pursuant to which Arkema S.A. will furnish certain documents to the SEC in accordance with the Rule. These documents will consist primarily of regularly prepared financial statements and annual reports of Arkema S.A. which, in accordance with the Rule, will be in the form prescribed by French law or practice and are not deemed to be filed with the SEC.
      Since the Arkema S.A. shares and Arkema S.A. ADSs will not be listed on any exchange or quoted on an inter-dealer quotation system in the United States, it is unlikely that an active trading market will develop in the United States for these Arkema S.A. shares or Arkema S.A. ADSs.

      This Information Memorandum has not been and will not be submitted to the clearance procedures of the AMF, and accordingly may not be distributed to the public in France or used in connection with the Spin-Off of Arkema’s Businesses in France. For the purposes of the allocation of Arkema S.A. shares to Total S.A. shareholders in France and the listing of Arkema S.A. shares on Eurolist by Euronexttm, a French language prospectus has been prepared and has received visa N° 06-106 from the AMF on April 5, 2006. The French language prospectus and the Prospectus are the only documents which may be distributed to the public in France and used in connection with the Spin-Off of Arkema’s Businesses in France.
      In the event of any ambiguity or discrepancy between the English language translation of the French language prospectus and the French language prospectus, the French language prospectus shall prevail. Arkema S.A. and Total S.A. assume no responsibility with respect to the English language translation of the French language prospectus or any misstatement or omission that may be contained in such translation.
      This Information Memorandum is not an offering memorandum for Canadian securities law purposes and is being provided to Total S.A. ADR holders in Canada for information purposes only.
      Capitalized terms used in this Information Memorandum, if not otherwise defined, have the meaning specified in the Prospectus.
Available Information
      Total S.A. files annual reports on Form 20-F with, and furnishes other reports and information on Form 6-K to, the SEC. You may read and copy any reports, statements or other information on file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference rooms. Total S.A.’s filings with the SEC are also available through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which Total S.A.’s ADSs are listed.
      This Information Memorandum incorporates by reference:

•	Total S.A.’s Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the SEC; and

•	additional documents that Total S.A. may file with or submit to the SEC under Section 13(a), 13(c) or 15(d) of the Exchange Act, including any reports on Form 6-K that are expressly identified as

i

being incorporated by reference herein, from and including the date of this Information Memorandum to the date of Total S.A. shareholders’ meeting held in connection with the Spin-Off.

      The information incorporated by reference is deemed to be part of this Information Memorandum, except for any information superseded by information contained directly in this Information Memorandum or by information contained in documents filed with or furnished to the SEC after the date of this Information Memorandum that is incorporated by reference herein.

ii

      In reviewing this Information Memorandum, you should carefully consider the matters described in Chapter 4 — “Risk Factors” of the Prospectus.

iii

THE PROSPECTUS

iv

ENGLISH LANGUAGE TRANSLATION
FOR INFORMATION PURPOSES ONLY
      This document is a free translation of the French language prospectus that received from the Autorité des marchés financiers (the “AMF”) visa number 06-106 on 5 April 2006 (the “French Prospectus”). It has not been approved by the AMF. This translation has been prepared solely for the information and convenience of shareholders of Total S.A. and Elf Aquitaine. No assurances are given as to the accuracy or completeness of this translation, and Arkema and Total assume no responsibility with respect to this translation or any misstatement or omission that may be contained therein. In the event of any ambiguity or discrepancy between this translation and the French Prospectus, the French Prospectus shall prevail.
      No securities are being offered for sale or subscription in connection with the Spin-Off of Arkema’s Businesses and, accordingly, neither the French Prospectus nor this translation is intended to be an offer to sell or to subscribe for or a solicitation of an offer to purchase or to subscribe for the shares described herein, especially in any jurisdiction in which such an offer or solicitation would be unlawful under the laws of that jurisdiction. The securities of Arkema have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

PROSPECTUS FOR THE PURPOSE OF LISTING ARKEMA SHARES ON EUROLIST BY EURONEXTtm IN CONNECTION WITH THE
ALLOCATION OF ARKEMA SHARES TO TOTAL S.A. SHAREHOLDERS
Pursuant to articles L. 412-1 and L. 621-8 of the Code Monétaire et Financier and articles 211-1 to 216-1 of its General Regulation, the Autorité des marchés financiers (AMF) granted visa no. 06-106 on this prospectus on 5 April 2006. The prospectus has been prepared by Total and Arkema and its signatories accept responsibility for its contents pursuant to section 1.2 thereof. In accordance with the provisions of article L. 621-8-1-I of the Code Monétaire et Financier, the visa was granted after the AMF verified that the document was complete and comprehensible and that the information it contains was internally consistent. It does not imply that the AMF endorses the proposed transaction nor that it has validated the accounting and financial information presented herein. The visa only certifies that the information contained in this prospectus meets all regulatory requirements for the future admission of Arkema shares for listing on Eurolist by Euronexttm.
      Copies of this prospectus may be obtained free of charge from Arkema (4-8 Cours Michelet, 92800 Puteaux — Tel.: +33(0)1.49.00.75.00) and Total (2, place de la Coupole, La Défense 6, 92400 Courbevoie — Tel.: +33(0)1.47.44.24.02 for retail investors and +33(0)1.47.44.58.53 for institutional investors) and on the websites of Arkema (www.arkemagroup.com), Total (www.total.com) and the Autorité des marchés financiers (in French language) (www.amf-france.org). This prospectus is an appendix to the reports of the Boards of Directors to be presented at the general meetings of Total S.A., Elf Aquitaine, Arkema S.A. and S.D.A. to be held to decide on the Spin-Off of Arkema’s Businesses (as defined herein).

General comments
      In this prospectus, the following terms or expressions have the meanings ascribed to them below:

—	“Arkema S.A.” or “Company” means the company formerly named DAJA 34, the shares of which will be listed on Eurolist by Euronexttm at the completion of the transactions described in Chapter 2 of this prospectus. By a resolution of its general meeting on 6 March 2006 and effective as of 18 April 2006, DAJA 34 was renamed Arkema;

—	“Arkema France” means the company formerly named Arkema (and before that Atofina). Arkema was renamed Arkema France by a resolution of its extraordinary general meeting on 20 February 2006, effective as of 18 April 2006;

—	“S.D.A.” means the company formerly named DAJA 38, which was renamed Société de Développement Arkema (S.D.A.) by a resolution of the shareholders of the company on 6 March 2006;

—	“Group” or “ARKEMA” means the group composed of Arkema S.A. (where the context permits), Arkema France and all the subsidiaries and shareholdings which will be directly or indirectly held by Arkema S.A. (where the context permits) and Arkema France at the completion of the transactions described in Chapter 2 of this prospectus;

—	“TOTAL S.A.” means the company Total S.A. whose shares are listed on Eurolist by Euronexttm;

—	“TOTAL” means the Total group, that is Total S.A. and all the subsidiaries and shareholdings directly or indirectly held by Total S.A., with the exception of Arkema where the context permits.
      This prospectus contains forward-looking statements about the Group’s targets and forecasts, in particular in section 3.13.3. Such statements may in certain cases be identified by the use of the future or conditional tense, or by forward-looking words including but not limited to “believes”, “targets”, “expects”, “intends”, “should”, “aims”, “estimates”, “considers”, “wishes”, “may”, etc. These statements are based on data, assumptions and estimates that the Group considers to be reasonable. They may change or be amended due to uncertainties linked to the economic, financial, competitive, regulatory and climatic environment. In addition, the Group’s business activities and its ability to meet its targets and forecasts may be affected if certain of the risk factors described in Chapter 4 “Risk Factors” of this prospectus were to materialize. Furthermore, achievement of the targets and forecasts implies the success of the strategy presented in section 3.4.4 of this prospectus.
      The Group does not undertake to meet and does not give any guarantee that it will meet the targets and forecasts described in this prospectus.
      Forward-looking statements, targets and forecasts described in this prospectus may be affected by risks, either known or unknown, uncertainties and other factors that may lead to the Group’s future results, performance and achievements differing significantly from the stated or implied targets and forecasts. These factors may include changes in economic or trading conditions and regulations, as well as the factors set out in Chapter 4 “Risk Factors” of this prospectus.
      Shareholders of Total S.A. and Elf Aquitaine and investors are urged to pay careful attention to the risk factors described in Chapter 4 of this prospectus. One or more of these risks could have an adverse effect on the Group’s activities, condition, financial results or on its targets and forecasts. Furthermore, other risks not yet identified or considered as insignificant by the Group could have the same adverse effects.
      This prospectus also contains details of the markets in which the Group operates. This information is derived in particular from research produced by external organisations. Given the very rapid pace of change in the chemicals sector in France and the rest of the world, this information may prove to be erroneous or out of date. Accordingly, trends in the Group’s business activities may differ from those set out in this prospectus and the statements or data shown in this prospectus may prove to be erroneous, without the Group being obliged in any way whatsoever to update them.

i

      Unless otherwise indicated, all the financial information contained in this prospectus and particularly that provided in Chapter 3 has been prepared on a pro forma basis.
      The Group’s pro forma financial statements provided in Appendix D.1 to this prospectus have been prepared on the basis described in those financial statements. The pro forma financial information has been provided for indicative purposes only and does not necessarily reflect the results that the Group would have achieved had the transactions described in Chapter 2 of this prospectus actually taken place prior to their actual or envisaged date.
      No securities are being offered for sale or subscription in connection with the Spin-Off of Arkema’s Businesses (as defined in Chapter 2 of this prospectus) and, accordingly, this prospectus is not intended to be an offer to sell or to subscribe for or a solicitation to purchase or to subscribe for the shares described herein, especially in any jurisdiction in which such an offer or solicitation would be unlawful under the laws of such jurisdiction.
      Furthermore, this prospectus is not intended to be a solicitation of consent or a favourable vote with a view to approving the transactions described herein, especially in any jurisdiction where such solicitation would be unlawful under the laws of that jurisdiction.
      The Spin-Off of Arkema’s Businesses described in this prospectus is subject to the fulfilment of certain conditions precedent described in section 2.1.2.9. It is possible that some of those conditions may not be met. More particularly, the Spin-Off of Arkema’s Businesses described in this prospectus requires the approval of Total S.A.’s combined general meeting by a two-thirds majority of those shareholders present in person or by proxy. It is possible that the two-thirds majority may not be achieved and that, accordingly, the Spin-Off of Arkema’s Businesses cannot be implemented.
      A glossary defining the technical terms used in this prospectus can be found on pages 197 to 201.

CONTENTS

SUMMARY OF THE PROSPECTUS	1
CHAPTER 1 — PERSONS RESPONSIBLE FOR THE PROSPECTUS AND FOR AUDITING THE FINANCIAL STATEMENTS	9
1.1 Persons responsible for the prospectus	9
1.2 Declaration of persons responsible for the prospectus	9
1.3 Persons responsible for auditing the financial statements of Arkema S.A.	10
1.4 Persons responsible for financial information	10
CHAPTER 2 — INFORMATION ABOUT THE TRANSACTION AND ITS CONSEQUENCES	11
2.1 General presentation of the Spin-Off of Arkema’s Businesses	14
2.1.1 Presentation of TOTAL’s chemicals business	14
2.1.1.1 TOTAL’s chemicals segment	14
2.1.1.2 Reorganisation of TOTAL’s chemicals segment prior to the Spin-Off of Arkema’s Businesses — reasons for and objectives of the Spin-Off of Arkema’s Businesses	14
2.1.1.3 Arkema’s Businesses	15
2.1.2 Description of the Spin-Off of Arkema’s Businesses	15
2.1.2.1 Elf Spin-Off	16
2.1.2.2 Total Spin-Off	16
2.1.2.3 Merger	17
2.1.2.4 Listing of Arkema S.A. shares on Eurolist by Euronext™	18
2.1.2.5 Tax treatment of the Spin-Off of Arkema’s Businesses	18
2.1.2.5.1 Tax consequences for TOTAL S.A., Elf Aquitaine, Arkema S.A. and S.D.A	18
2.1.2.5.2 Tax consequences for French tax residents	18
2.1.2.5.3 Tax consequences for shareholders who are Belgian tax residents	20
2.1.2.5.4 Tax consequences for shareholders who are Canadian tax residents	20
2.1.2.5.5 Other countries	21
2.1.2.6 Consequences of the Spin-Off of Arkema’s Businesses on employee shareholders	21
2.1.2.6.1 Consequences of the Spin-Off of Arkema’s Businesses on investments in PEG-A and PEG- T	21
2.1.2.6.2 Consequences of the Spin-Off of Arkema’s Businesses on assets held by the FCPEs	22
2.1.2.6.3 Consequences of the Spin-Off of Arkema’s Businesses for employees and former employees of TOTAL companies who directly own TOTAL S.A. shares (employees and former employees of TOTAL companies in Italy) or TOTAL S.A. ADRs (employees and former employees of TOTAL companies in the United States and Canada) subscribed for in capital increases reserved for employees made through PEG-A	23
2.1.2.7 Consequences of the Spin-Off of Arkema’s Businesses for holders of TOTAL S.A. and Elf Aquitaine stock options and beneficiaries of the Total S.A. restricted stock grants (attribution gratuite d’actions)	23
2.1.2.7.1 Elf Aquitaine and Total S.A. stock options	23
2.1.2.7.2 TOTAL S.A. restricted stock grants (attribution gratuite d’actions)	26
2.1.2.8 Timetable for the Spin-Off of Arkema’s Businesses	26
2.1.2.9 Conditions precedent	27
2.1.2.10 Ownership of Arkema S.A.’s share capital after the Spin-Off of Arkema’s Businesses	27
2.2 Elf Spin-Off	27
2.2.1 Business aspects of the Elf Spin-Off	27
2.2.1.1 Existing relationships between the companies concerned	27
2.2.1.1.1 Interlocking share capital	27

2.2.1.1.2 Guarantees (Cautionnements)	27
2.2.1.1.3 Common directors	27
2.2.1.1.4 Common subsidiaries and dependence with regard to a same group	27
2.2.1.1.5 Technical or commercial agreements	28
2.2.1.2 Reasons for and objectives of the Elf Spin-Off	28
2.2.2 Legal aspects of the Elf Spin-Off	28
2.2.2.1 The transaction	28
2.2.2.1.1 Date of the contribution agreement	28
2.2.2.1.2 Date of financial statements used to value the contribution	28
2.2.2.1.3 Date of accounting recognition of the Elf Spin-Off	28
2.2.2.1.4 Date of board meetings approving the Elf Spin-Off	28
2.2.2.1.5 Date of filing of the contribution agreement with the commercial court	28
2.2.2.1.6 Tax treatment of the Elf Spin-Off	29
2.2.2.1.7 Date of completion of the Elf Spin-Off	29
2.2.2.2 Control of the Elf Spin-Off	29
2.2.2.2.1 Date of the general meetings to be held to approve the Elf Spin-Off	29
2.2.2.2.2 Spin-off auditors (Commissaires à la scission)	29
2.2.2.3 Consideration for contribution in the Elf Spin-Off	30
2.2.2.3.1 Amount of the S.D.A. capital increase	30
2.2.2.3.2 Determination of consideration for the contribution in the Elf Spin-Off	30
2.2.3 Accounting treatment of the contribution in the Elf Spin-Off	30
2.2.3.1 Valuation of assets transferred and liabilities assumed	30
2.2.3.2 Contribution premium	31
2.2.3.3 Allocation by Elf Aquitaine to its shareholders of the shares issued by S.D.A	31
2.2.3.3.1 Shareholders eligible for allocation of S.D.A. shares	31
2.2.3.3.2 Allocation ratio of S.D.A. shares	31
2.2.3.3.3 Elf Aquitaine’s accounting treatment of the S.D.A. share allocation	31
2.2.3.3.4 Tax treatment of the S.D.A. share allocation	32
2.2.4 Consequences of the Elf Spin-Off	32
2.2.4.1 Consequences for S.D.A. and its shareholders	32
2.2.4.1.1 Impact of the Elf Spin-Off on S.D.A.’s equity	32
2.2.4.1.2 Legal structure after the Elf Spin-Off	32
2.2.4.1.3 Planned changes to the Board of Directors and executive management	32
2.2.4.2 Consequences for Elf Aquitaine	32
2.3 Total Spin-Off	32
2.3.1 Business aspects of the Total Spin-Off	32
2.3.1.1 Existing relationships between the companies concerned	32
2.3.1.1.1 Interlocking share capital	32
2.3.1.1.2 Guarantees (Cautionnements)	32
2.3.1.1.3 Common directors	32
2.3.1.1.4 Common subsidiaries	32
2.3.1.1.5 Technical or commercial agreements	32
2.3.1.2 Reasons for and objectives of the Total Spin-Off	33
2.3.2 Legal aspects of the Total Spin-Off	33
2.3.2.1 The transaction	33
2.3.2.1.1 Date of the contribution agreement	33
2.3.2.1.2 Date of financial statements used to determine contribution values	33
2.3.2.1.3 Date of accounting recognition of the Total Spin-Off	33
2.3.2.1.4 Date of board meetings approving the Total Spin-Off	33
2.3.2.1.5 Date of filing of the contribution agreement with the commercial court	33
2.3.2.1.6 Tax treatment of the Total Spin-Off	34
2.3.2.1.7 Date of completion of the Total Spin-Off	34
2.3.2.2 Control of the Total Spin-Off	34

2.3.2.2.1 Date of the general meetings to be held to approve the Total Spin-Off	34
2.3.2.2.2 Date of bondholders’ meetings	34
2.3.2.2.3 Spin-off auditors (Commissaires à la scission)	34
2.3.2.3 Consideration for the contribution in the Total Spin-Off	35
2.3.2.3.1 Amount of the capital increase of Arkema S.A.	35
2.3.2.3.2 Determination of consideration for the contribution in the Total Spin-Off	36
2.3.3 Accounting treatment of the Total Spin-Off	36
2.3.3.1 Valuation of assets transferred and liabilities assumed	36
2.3.3.2 Contribution premium	37
2.3.3.3 Allocation by Total S.A. to its shareholders of the shares issued by Arkema S.A.	37
2.3.3.3.1 Shareholders eligible for allocation of Arkema S.A. shares	37
2.3.3.3.2 Allocation ratio of Arkema S.A. shares	38
2.3.3.3.3 Practicalities of the allocation of Arkema S.A. shares	38
2.3.3.3.4 Total S.A. accounting treatment of the Arkema S.A. share allocation	38
2.3.3.3.5 Tax treatment of the allocation of Arkema S.A. shares and of Allotment Rights for Fractional Arkema Shares	39
2.3.4 Consequences of the Total Spin-Off	39
2.3.4.1 Consequences for Arkema S.A. and its shareholders	39
2.3.4.1.1 Impact of the Total Spin-Off on Arkema S.A.’s equity	39
2.3.4.1.2 Legal structure after the Total Spin-Off	39
2.3.4.1.3 Planned changes to the Board of Directors and executive management	39
2.3.4.1.4 Financial information	39
2.3.4.2 Consequences for Total S.A. and its shareholders	39
2.3.4.2.1 Impact of the Total Spin-Off on Total S.A.’s equity	39
2.3.4.2.2 Planned changes to the Board of Directors and executive management	39
2.3.4.2.3 Impact of the Total Spin-Off on Total S.A.’s shareholding structure	39
2.3.4.2.4 Impact of the Total Spin-Off on Total S.A.’s consolidated financial statements	39
2.4 Merger of S.D.A. with and into Arkema S.A.	40
2.4.1 Business aspects of the Merger	40
2.4.1.1 Existing relationships between the companies concerned	40
2.4.1.1.1 Interlocking share capital	40
2.4.1.1.2 Guarantees (Cautionnements)	40
2.4.1.1.3 Common directors	40
2.4.1.1.4 Common subsidiaries	40
2.4.1.1.5 Technical or commercial agreements	40
2.4.1.2 Reasons for and objectives of the Merger	40
2.4.2 Legal aspects of the Merger	41
2.4.2.1 The transaction	41
2.4.2.1.1 Date of the Merger agreement	41
2.4.2.1.2 Date of financial statements used to determine the conditions of the Merger	41
2.4.2.1.3 Date of accounting recognition of the Merger	41
2.4.2.1.4 Date of board meetings approving the Merger	41
2.4.2.1.5 Date of filing of the Merger agreement with the commercial court	41
2.4.2.1.6 Tax treatment of the Merger	41
2.4.2.1.7 Date of completion of the Merger	41
2.4.2.2 Control of the Merger	41
2.4.2.2.1 Date of the general meetings to be held to approve the Merger	41
2.4.2.2.2 Merger auditors (Commissaires à la Fusion)	42
2.4.2.3 Terms of Merger	42
2.4.2.3.1 Capital increase	42

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2.4.2.3.2 Treatment of Merger Fractional Shares (actions formant rompus de fusion)	43
2.4.3 Accounting treatment of the contributions made under the Merger	43
2.4.3.1 Valuation of assets contributed and liabilities assumed	43
2.4.3.1.1 Assets contributed	44
2.4.3.1.2 Liabilities assumed	44
2.4.3.1.3 Calculation of S.D.A.’s net assets contributed to Arkema S.A. in the Merger	44
2.4.3.2 Merger premium and Merger surplus	44
2.4.3.2.1 Merger premium	44
2.4.3.2.2 Merger surplus (boni de fusion)	45
2.4.4 Determination of consideration	45
2.4.4.1 Criteria used	45
2.4.4.2 Criteria not used	46
2.4.4.3 Resulting merger ratios (Parités de fusion induites)	46
2.4.5 Consequences of the Spin-Off of Arkema’s Businesses	47
2.4.5.1 Consequences for Arkema S.A. and its shareholders	47
2.4.5.1.1 Impact of the Merger on equity	47
2.4.5.1.2 Legal structure after the transaction	47
2.4.5.1.3 Planned changes to the Board of Directors and executive management	47
2.4.5.1.4 Financial information	47
2.4.5.1.5 New strategic directions envisaged	47
2.4.5.1.6 Earnings and dividend payout policy	47
2.4.5.2 Consequences for S.D.A. and its shareholders	47
2.5 Factors to be considered in the valuation of Arkema S.A. after the Spin-Off of Arkema’s Businesses	47
CHAPTER 3 — PRESENTATION OF THE GROUP	50
3.1 Selected financial information	50
3.2 general information about the Company	50
3.2.1 Company name	50
3.2.2 Registration place and number	50
3.2.3 Date of incorporation and term	50
3.2.4 Registered office, legal form, and applicable legal regime	51
3.3 simplified legal organisation chart	52
3.4 Information about the Group’s business	53
3.4.1 Presentation of the Group’s industry sector	53
3.4.2 Group Profile	53
3.4.3 General presentation of the Group	55
3.4.4 The Group’s strategy	57
3.4.5 Capital expenditure	59
3.4.5.1 Description of the main capital investments made by the Group over the past three years	59
3.4.5.2 Description of the current main investment projects	60
3.4.5.3 Main future investments	60
3.4.6 Presentation of the Group’s business segments	60
3.4.6.1 The Vinyl Products segment	60
3.4.6.2 The Industrial Chemicals Segment	66
3.4.6.3 Performance Products segment	73
3.5 Research and development, intellectual property rights	80
3.5.1 Research and development	80
3.5.1.1 The Vinyl Products segment	81
3.5.1.2 The Industrial Chemicals segment	82
3.5.1.3 The Performance Products segment	82

3.5.2. Industrial property rights	82
3.5.2.1 Patents	82
3.5.2.2 Brand names	83
3.6 The environment and industrial safety	83
3.6.1 Industrial Safety	84
3.6.1.1 Controlling industrial risks	84
3.6.1.2 The safety management initiative	85
3.6.1.3 Preparation for, and management of emergency situations	86
3.6.1.4 Investing in industrial safety	87
3.6.2 The environment	87
3.6.2.1 Reducing environmental effects	87
3.6.2.2 Controlling the pollution of soil and groundwater	90
3.6.2.3 Managing products responsibly	91
3.6.2.4 Management and prevention of environmental risks	92
3.6.2.5 Investing in the protection of the environment	92
3.7 Personnel	93
3.7.1 Headcount	93
3.7.1.1 Headcount in 2003, 2004 and 2005	93
3.7.1.2 Recruitment as of 31 December 2005	93
3.7.2 Employee/management relations and the Group’s development	93
3.7.2.1 Ongoing dialogue with employee representatives	93
3.7.2.2 Employee measures and the Group’s development	94
3.7.3 Supplementary pension schemes	95
3.7.3.1 Supplementary pension schemes — Arkema France	95
3.7.3.2 Outsourcing of such schemes in 2004	95
3.7.3.3 Group pension plans — Significant foreign subsidiaries	96
3.7.4 Incentive and profit-sharing schemes	96
3.7.5 Employee savings schemes — Employee share schemes	97
3.7.6 Health and safety	97
3.7.6.1 Ongoing determination to promote health and safety	97
3.7.6.2 Occupational illnesses	97
3.7.6.3 Facilities that produced asbestos-containing materials likely to entitle employees to voluntary early retirement system	98
3.8 Litigation	98
3.8.1 Litigation relating to competition law	98
3.8.2 Other litigation	100
3.8.2.1 Arkema France	100
3.8.2.2 CECA	101
3.8.2.3 Alphacan	101
3.8.2.4 Arkema Inc.	102
3.9 Major contracts	103
3.9.1 Essential agreements for the Group or for a BU	103
3.9.2 Agreements illustrating situations of industrial dependence	105
3.9.3 Agreement representing significant income	105
3.10 Real properties, units and facilities	105
3.10.1 Substantial existing or planned tangible assets, including leased real properties	105
3.10.2 Description of environmental issues which could affect the use made by the Group of its tangible assets	105
3.11 Insurance	105
3.11.1 Civil liability	106
3.11.2 Property damage	106
3.11.3 Transport	106
3.11.4 Environmental risks	107

3.12 Relations with the Total group	107
3.12.1 Agreements for the supply of goods and services	107
3.12.2 Sale agreements	110
3.12.3 Indemnities and obligations	111
3.13 Information on Group’s trends and perspectives	118
3.13.1 Main trends	118
3.13.2 Factors likely to affect the Group’s prospects	118
3.13.3 Prospects for the Group	119
3.13.3.1 First quarter of 2006	119
3.13.3.2 Medium-term forecasts	119
3.14 Administrative, management and supervisory bodies and general management of the Company	120
3.14.1 Board of Directors	120
3.14.1.1 Composition of the Board of Directors	120
3.14.2 General Management	126
3.14.3 Family ties	128
3.14.4 Legal information	129
3.14.5 Conflicts of interest within administrative bodies and executive management	129
3.14.6 Information on service agreements	129
3.15 Remuneration and benefits	129
3.15.1 Remuneration (including any conditional or deferred remuneration) and benefits in kind granted by the Company and its subsidiaries	129
3.15.2 Total amounts covered by provisions or recorded elsewhere by the Company and its subsidiaries for purposes of paying pension, retirement or other benefits	129
3.16 Functioning of administrative and management bodies	130
3.16.1 Functioning and powers of the Board of Directors	130
3.16.1.1 Powers of the Board of Directors (article 13 of the Articles of Association)	130
3.16.1.2 Composition of the Board of Directors (article 10 of the Articles of Association)	130
3.16.1.3 Quorum and majority (article 12 of the Articles of Association)	131
3.16.1.4 Meetings of the Board of Directors (article 12 of the Articles of Association)	131
3.16.2 Internal Regulations of the Board of Directors	131
3.16.2.1 Independent directors (article 2.1 of the Board of Directors’ Charter)	131
3.16.2.2 Duty of loyalty (article 1.8 of the Board of Directors’ charter)	132
3.16.2.3 Independence of directors and conflicts of interest (article 1.3 of the Board of Directors’ charter)	132
3.16.2.4 Self-assessment of the Board of Directors (article 2.2 of the Board of Directors’ charter)	132
3.16.2.5 Communication of information to directors (article 1.5 of the Board of Directors’ charter)	132
3.16.2.6 Confidentiality (article 1.7 of the Board of Directors’ charter)	132
3.16.3 Chairman of the Board of Directors (article 11 of the Articles of Association)	133
3.16.3.1 Appointment of the Chairman	133
3.16.3.2 Duties and responsibilities of the Chairman	133
3.16.3.3 Identity of the Chairman and term of office	133
3.16.3.4 Chairman’s educational and professional background	133
3.16.4 General management	133
3.16.4.1 Performance of the general management (article 14.1 of the Articles of Association)	133
3.16.4.2 Identity of the Chief Executive Officer	133
3.16.4.3 Maximum age of the Chief Executive Officer (article 14.2 of the Articles of Association)	133
3.16.4.4 Revocation and impediment (article 14.3 of the Articles of Association)	134

3.16.4.5 Limitations on the powers of the Chief Executive Officer (article 14.4 of the Articles of Association)	134
3.16.4.6 Vice-Executive Officer (article 14.5 of the Articles of Association)	134
3.16.4.7 Identity of the Vice-Executive officers	134
3.16.4.8 Educational and professional background of the Vice-Executive officers	134
3.16.5 Board of Directors Committees	134
3.16.5.1 Audit and Accounts Committee	134
3.16.5.2 Nominating and Compensation Committee	136
3.16.6 Internal control procedures	137
3.16.7 Compliance with corporate governance system	140
3.17 Main shareholders	140
3.17.1 Share ownership and voting rights	140
3.17.2 Double voting rights and limitations on number of voting rights	142
3.17.3 Termination of limitations on number of voting rights	142
3.17.4 Control of the Company	142
3.18 Share capital and Articles of Association	142
3.18.1 Share capital	142
3.18.1.1 Share capital (article 6 of the Articles of Association)	142
3.18.1.2 Form and transmission of the shares (article 7 of the Articles of Association)	142
3.18.1.3 Securities other than equity securities (titres non representatifs de capital)	142
3.18.1.4 Treasury shares held by the Company	142
3.18.1.5 Unissued authorized capital, commitments to increase the capital	143
3.18.1.6 Share capital covered by an option	143
3.18.1.7 Shareholding history over the past three years	143
3.18.2 Memorandum and Articles of Association	144
3.18.2.1 Corporate purpose (article 3 of the Articles of Association)	144
3.18.2.2 Members of the Board of Directors and management bodies	144
3.18.2.3 Rights and obligations attached to the shares (article 9 of the Articles of Association)	144
3.18.2.4 Allocation of profits (article 20 of the Articles of Association)	144
3.18.2.5 Amendments to shareholders’ rights	145
3.18.2.6 General meetings	145
3.18.2.7 Clauses liable to have an effect on control of the Company	147
3.18.2.8 Identification of the shareholders (article 8.1 of the Articles of Association)	147
3.18.2.9 Crossing of thresholds (article 8.2 of the Articles of Association)	148
3.19 Related-party transactions	148
3.20 Financial information on the accounts relating to the Group’s assets and liabilities, financial condition and results	149
3.20.1 Combined financial statements for 2003, 2004, 2005 and notes to the financial statements	149
3.20.2 Statutory auditors’ reports on the combined financial statements for 2003, 2004 and 2005	149
3.20.3 Pro forma financial statements for 2003, 2004 and 2005 and notes to the financial statements	149
3.20.4 Report of KPMG Audit, Statutory Auditors, on the pro forma financial statements for 2003, 2004 and 2005 and report of Ernst & Young Audit, contractual Auditors, on the pro forma financial information for 2005	149
3.21 Comments and analyses of the pro forma financial statements for 2003, 2004 and 2005	149
3.21.1 Basis of preparation of the analyzed financial statements	149
3.21.1.1 Background to the constitution of ARKEMA’s ownership structure	150
3.21.1.2 Scope of combination	150
3.21.1.3 Principal restatements made in preparing the pro forma financial statements	151

3.21.2 Accounting policies	152
3.21.3 Indicators used in management analysis	153
3.21.4 Description of the main factors which affected sales and results in the period	154
3.21.5 Analysis of Arkema’s income statement	155
3.21.5.1 Comparison of 2004 with 2003	155
3.21.5.2 Comparison of 2005 with 2004	157
3.21.6 Analysis of results by segment	159
3.21.6.1 Vinyl Products segment	159
3.21.6.2 Industrial Chemicals segment	161
3.21.6.3 Performance Products segment	162
3.21.7 Analysis of ARKEMA’S balance sheet	163
3.21.7.1 Comparison of 2004 with 2003	163
3.21.7.2 Comparison of 2005 to 2004	164
3.21.8 Cash flow analysis	165
3.21.8.1 Comparison of 2004 with 2003	165
3.21.8.2 Comparison of 2005 with 2004	165
3.21.9 Off-balance sheet commitments	166
3.21.10 Impact of seasonality	166
3.22 Cash and shareholders’ equity	167
3.22.1 Shareholders’ equity and debt	167
3.22.2 Description of Group cash flows	168
3.22.3 Borrowing terms and conditions and financing structure of the Group	168
3.22.4 Information on restrictions on the use of equity that has significantly influenced or may significantly influence, directly or indirectly, the Group’s business	169
3.22.5 Anticipated sources of financing for future investments	169
3.22.6 Declaration pertaining to net working capital	169
3.23 Dividend policy	169
3.24 Fees paid to statutory auditors	169
3.25 Information provided by third parties, statements by experts and declarations of interest	170
3.26 Documents on display	170
3.27 Information on equity interests	170
CHAPTER 4 — RISK FACTORS	171
4.1 Regulations	171
4.2 Dependence Factors	171
4.2.1 Dependence on suppliers	171
4.2.2 Dependence on certain customers	171
4.2.3 Dependence on certain technologies	172
4.3 Risks relating to the Group’s Business Activities	172
4.4 Industrial and environmental risks	176
4.4.1 Risks relating to environmental regulations	176
4.4.2 Environmental and industrial safety risks	176
4.4.3 Risks relating to exposure to chemicals or toxic substances	178
4.4.4 Risks relating to transport	178
4.4.5 Risks relating to storage	178
4.5 Tax risks	179
4.6 Market risks	179
4.6.1 Liquidity risk	179
4.6.2 Currency risk	180
4.6.3 Interest rate risk	181
4.7 Risks relating to the Company’s shares	181
4.8 Legal risks	182
4.9 Risks relating to the “Arkema” Trademark	182
4.10 Insurance	183
CHAPTER 5 — INFORMATION ABOUT THE COMPANY’S SHARES; ALLOTMENT RIGHTS FOR THE COMPANY’S SHARES; S.D.A. SHARES FOR WHICH THE REGISTRATION ON THE DELISTED SHARE SECTION HAS BEEN MADE	184

x

5.1 Description of the Company’s shares	184
5.1.1 Nature, class and date of dividend entitlement of shares admitted to trading — ISIN code	184
5.1.2 Applicable law and competent courts	184
5.1.3 Form of the shares and account registration procedures	184
5.1.4 Currency of issue	185
5.1.5 Rights attached to the shares	185
5.1.6 Authorization and issue of the New Shares	186
5.1.7 Scheduled date for registering in a securities account of the Company’s shares allocated to the shareholders of TOTAL S.A.	186
5.1.8 Restrictions on free negotiability of shares	186
5.1.9 French regulations governing public tender offers	186
5.1.9.1 Mandatory tender offers (Offres publiques obligatoires)	187
5.1.9.2 Standing market offers (Garanties de cours)	187
5.1.9.3 Public buyout offers and compulsory buyout offers (Offres publiques de retrait et retrait obligatoire)	187
5.1.10 Public tender offers for the Company’s shares initiated by third parties during the past financial year and the current financial year	187
5.1.11 Taxation of shares	187
5.1.11.1 Shareholders who are French tax residents	187
5.1.11.1.1 Natural persons shareholders who do not engage in securities trading on a regular basis	187
5.1.11.1.1.1 Dividends	187
5.1.11.1.1.2 Capital gains	188
5.1.11.1.1.3 Special regime applicable to PEAs	189
5.1.11.1.1.4 Wealth tax (Impôt de solidarité sur la fortune)	190
5.1.11.1.1.5 Estate and gift taxes	190
5.1.11.1.2 Legal entities liable for corporation tax	190
5.1.11.1.2.1 Dividends	190
5.1.11.1.2.2 Capital gains	190
5.1.11.2 Shareholders who are not French tax residents	191
5.1.11.2.1 Dividends	191
5.1.11.2.2 Capital gains	192
5.1.11.2.3 Wealth tax (Impôt de solidarité sur la fortune)	192
5.1.11.2.4 Inheritance and gift taxes	192
5.1.11.3 Other situations	192
5.2 Listing and trading of the Company’s shares	192
5.2.1 Admission to listing	192
5.2.2 Place of listing	193
5.2.3 Liquidity agreement	193
5.2.4 Transaction expenses	193
5.3 Description of allotment rights for Arkema S.A. shares	193
5.3.1 Nature and class of the allotment rights for Arkema S.A. shares that will be listed — ISIN code	193
5.3.2 Applicable law	193
5.3.3 Form of allotment rights for Arkema S.A. shares and registration procedures	193
5.3.4 Rights attached to the allotment rights for Arkema S.A. shares	194
5.3.5 Expected date of account registration of allotment rights for Arkema S.A. shares allocated to TOTAL S.A. shareholders	194
5.3.6 Restrictions on free negotiability of allotment rights for Arkema S.A. shares	194
5.3.7 Tax treatment applicable to allotment rights for Arkema S.A. shares	194
5.3.7.1 Holders of share allotment rights who are French tax residents	194

5.3.7.1.1 Natural persons holders of share allotment rights who do not engage in securities trading on a regular basis	194
5.3.7.1.2 Legal entities subject to corporation tax	195
5.3.7.2 Holders of share allotment rights who are not French tax residents	195
5.4 listing and trading of allotment rights for Arkema S.A. shares	195
5.5 Description of the S.D.A. shares	195
5.5.1 Nature, class and date of dividend entitlement of S.D.A. shares admitted to trading — ISIN code	195
5.5.2 Applicable law	196
5.5.3 Form of the shares and account registration procedures	196
5.5.4 Tax treatment applicable to S.D.A. shares	196
5.6 Registration of S.D.A. shares on the delisted shares section	196
GLOSSARY	197
APPENDIX A — COMBINED FINANCIAL STATEMENTS AND STATUTORY AUDITORS’ REPORT FOR FINANCIAL YEAR 2003	202
Appendix A.1 — Combined financial statements for financial year 2003	F-1
Appendix A.2 — KPMG Audit report for financial year 2003	F-42
APPENDIX B — COMBINED FINANCIAL STATEMENTS AND STATUTORY AUDITORS’ REPORT FOR FINANCIAL YEAR 2004	F-43
Appendix B.1 — Combined financial statements for financial year 2004	F-44
Appendix B.2 — KPMG Audit report for financial year 2004	F-89
APPENDIX C — COMBINED FINANCIAL STATEMENTS AND STATUTORY AUDITORS’ REPORT FOR FINANCIAL YEAR 2005	F-90
Appendix C.1 — Combined financial statements for financial year 2005	F-91
Appendix C.2 — KPMG Audit report for financial year 2005	F-143
APPENDIX D — PRO FORMA FINANCIAL STATEMENTS FOR FINANCIAL YEARS 2003, 2004 AND 2005 AND REPORTS FROM THE STATUTORY AUDITORS AND CONTRACTUAL AUDITOR	F-144
Appendix D.1 — Pro forma financial statements for financial years 2003, 2004 and 2005	F-145
Appendix D.2 — Report from KPMG Audit, Statutory Auditor, on the pro forma financial statements for financial years 2003, 2004 and 2005	F-210
Appendix D.3 — Report from Ernst & Young Audit, contractual auditor, on the pro forma financial information for financial year 2005	F-212
APPENDIX E — REPORT OF THE STATUTORY AUDITORS ON THE FINANCIAL RESULTS FORECASTS	F-214
APPENDIX F — INFORMATION ON SHAREHOLDINGS	F-215
Appendix F.1 — Companies consolidated as of the date of this prospectus	F-215
Appendix F.2 — Non-consolidated companies as of the date of this prospectus	F-221
APPENDIX G — CROSS-REFERENCE TABLES	F-224

SUMMARY OF THE PROSPECTUS
Notice
      This summary presents in a non-technical language some essential information contained in this prospectus and should be read as an introduction to the prospectus. Any decision concerning Arkema shares should be based on an exhaustive analysis of this prospectus. If an action concerning the information contained in this prospectus is brought before a court, the plaintiff investor may have to bear the costs of the translation of the prospectus before the beginning of the judicial proceeding, pursuant to the national legislation of the Member States of the European Union or of the States parties to the European Economic Area agreement. The persons who have presented the summary including, where applicable, its translation and have required the notification pursuant to article 212-42 of the AMF General Regulation, may only be civilly liable if the content of the summary is misleading, inaccurate or contradictory if compared to the other parts of the prospectus.
      This prospectus is not (i) an offer to sell or to subscribe for or a solicitation of an offer to purchase or to subscribe for the shares described in the present prospectus or (ii) a solicitation of consent or of a favourable vote with a view to approving the transactions described in this prospectus, as explained on pages i and ii of this prospectus.

1.	Main features of the transaction

1.1	Objective of the transaction
      In 2004, Total began a reorganization of its Chemicals segment that continued in 2005 and early 2006. The first stage involved the streamlining of Total’s large portfolio of diversified businesses into three core business segments, namely:

•	Base Chemicals (which encompasses Petrochemicals and Fertilisers, including the companies Grande Paroisse and Rosier); Petrochemicals is now grouped within Total Petrochemicals ;

•	Specialties, which encompasses industrial rubber, resins, adhesives and electroplating; and

•	Arkema , a new entity with an objective to become independent, and comprising three business segments: Vinyl Products, Industrial Chemicals and Performance Products.
      The transaction described in this prospectus is part of the industrial reorganization of Total’s Chemicals segment and has as its objective to establish an important player in the world chemicals industry that is independent from Total. This transaction consists of the transfer of the Vinyl Products, Industrial Chemicals and Performance Products businesses currently carried out by Arkema France, Arkema Delaware Inc. and other Total entities (Arkema’s Businesses) to Arkema S.A., the new holding company of Arkema .
      Arkema S.A. shares will be listed on Eurolist by Euronexttm (compartment A). Trading is expected to begin on Thursday, 18 May 2006.
      The transaction will comprise two partial spin-offs (scissions partielles) and a merger (together referred to as the Spin-Off of Arkema’s Businesses) which will take effect concurrently at 00:00 am of the first day of trading of Arkema S.A. shares on Eurolist by Euronexttm (Completion Date).

1.2	Description of the transaction
      The Spin-Off of Arkema’s Businesses will comprise the following three transactions, all of which will take effect on the Completion Date subject to the fulfillment of the conditions precedent set out in section 2.1.2.9 of this prospectus:

(i)	Elf Aquitaine will:

—	contribute, under the legal regime governing demergers (apport placé sous le regime juridique des scissions), all its current and future shareholdings in the entities carrying out Arkema’s Businesses — including its shareholding in Arkema France — to a holding company called S.D.A., which has no business activity on the date of this prospectus; and

—	allocate to its shareholders (other than itself) the S.D.A. shares issued and delivered to it as consideration for such contribution, on the basis of one (1) S.D.A. share for each Elf Aquitaine share;
              (the Elf Spin-Off)
      The value of the net assets contributed by Elf Aquitaine amounts to € 400,269,605.99, the contribution and the allocation of S.D.A. shares being made at net book value.

(ii)	Total S.A. will:

—	contribute, under the legal regime governing demergers (apport placé sous le régime juridique des scissions), all its current and future shareholdings in the entities carrying out Arkema’s Businesses — including its shareholding in S.D.A. which it will receive as a result of the Elf Spin-Off — to a holding company called Arkema S.A., which has no business activity on the date of this prospectus; and

—	allocate to its shareholders (other than itself) the Arkema S.A. shares issued and delivered to it as consideration for such contribution, on the basis of one (1) Arkema S.A. share for every ten (10) Total S.A. shares. This exchange ratio has been established without taking into account the four-for-one stock split of Total S.A. shares;
              (the Total Spin-Off).
      For each eligible Total S.A. share, shareholders will receive one (1) allotment right for Arkema S.A. shares (droit d’attribution d’actions) and ten (10) allotment rights for Arkema S.A. shares will automatically give right to one (1) Arkema S.A. share. Total S.A. shareholders who hold less than ten (10) Total S.A. shares or a number of Total S.A. shares which is not a multiple of ten (10), will receive for the Total S.A. shares which are less than ten (10) or which exceed a multiple of ten (10), allotment rights for fractional Arkema S.A. shares (droits d’attribution d’actions formant rompus, referred to as the Allotment Rights for Fractional Arkema Shares) up to a maximum of nine (9) Allotment Rights for Fractional Arkema Shares for each securities account. These shareholders are responsible (i) for purchasing the number of Allotment Rights for Fractional Arkema Shares required to obtain one (1) Arkema S.A. share or one (1) additional Arkema S.A. share, as the case may be, or (ii) for selling their Allotment Rights for Fractional Arkema Shares.
      Accordingly, application has been made for allotment rights for Arkema S.A. shares (droits d’attribution d’actions) to be admitted to trading on Eurolist by Euronexttm for a period expiring on 26 June 2006. After that date, the allotment rights for Arkema S.A. shares will be registered on the delisted shares section of the regulated markets of Euronext Paris until 29 December 2006. In practice, only the Allotment Rights for Fractional Arkema Shares will be tradable.
      The value of the net assets contributed by Total S.A. amounts to € 1,544,175,344.82, the contribution and the allocation of Arkema S.A. shares being made at net book value.

(iii)	S.D.A. will be merged with and into Arkema S.A. (the Merger) and, as a result, S.D.A. shareholders will immediately become shareholders in Arkema S.A., on the basis of one (1) Arkema S.A. share for every fifteen (15) S.D.A. shares.
      S.D.A. shareholders who do not hold fifteen (15) S.D.A. shares or a multiple thereof required to obtain a whole number of Arkema S.A. shares will be responsible (i) either for acquiring the requisite number of S.D.A. shares to obtain one (1) Arkema S.A. share or one (1) additional Arkema S.A. share or (ii) for selling their S.D.A. shares. The S.D.A. shares will be registered on the delisted shares section of regulated markets of Euronext Paris until 29 December 2006. In practice, only S.D.A. Merger Fractional Shares (actions formant rompus de fusion) will be tradable.
      S.D.A.’s net assets contributed to Arkema S.A. total € 400,309,611.77, the Merger being made at net book value.
      On the Completion Date, Arkema S.A. will be the holding company of the Group, which will be independent of Total, and will directly or indirectly own all the operating entities carrying out Arkema’s Businesses. On the same day, Arkema S.A. shares will be approved for listing on Eurolist by Euronexttm.

1.3	Timetable for the transaction

Signature of contribution and merger agreements:	Wednesday, 15 March 2006
Visa on the prospectus:	Wednesday, 5 April 2006
Publication of notices of the proposed spin-offs and merger:	Friday, 7 April 2006
Publication in the BALO of convening notices of TOTAL S.A. and Elf Aquitaine combined general meetings:	Friday, 21 April 2006
Elf Aquitaine, Arkema S.A. and S.D.A. general meetings:	Wednesday, 10 May 2006
TOTAL S.A. general meeting:	Friday, 12 May 2006
Completion Date:	00:00 am of the First Trading day (expected on Thursday, 18 May 2006)
First Trading in Arkema S.A. shares and allotment rights (droits d’attribution d’actions) for Arkema S.A. shares on Eurolist by Euronext™, registration of the S.D.A. shares on the delisted shares section of the regulated markets of Euronext Paris:	Expected on Thursday, 18 May 2006
End of trading in allotment rights for Arkema S.A. Shares on Eurolist by Euronext™, transfer of those rights to the delisted shares section of the regulated markets of Euronext Paris:	Friday, 26 June 2006
Removal of allotment rights for Arkema S.A. shares and S.D.A. shares from the delisted shares section of the regulated markets of Euronext Paris:	Friday, 29 December 2006

2.	Essential information on the issuer
      With sales of €5.7 billion in 2005 (based on the pro forma financial statements), Arkema is one of the world’s leading players in chemicals.
      It operates with a coherent business portfolio focused on three segments: Vinyl Products, Industrial Chemicals and Performance Products.
      The Group, which is present in 40 countries, conducts its businesses on a global scale, using production sites in Europe, North America and Asia (90 production sites), as well as having marketing subsidiaries in a large number of countries.

      The Group has six research and development (R&D) centres, of which four are in France, one in the United States and one in Japan. Almost 1,400 researchers work within the Group. The Group’s spending on R&D amounted to almost 3.3% of sales in 2005.
      At 31 December 2005, the Group had 18,400 employees.
      The Group has solid advantages that should ensure its success: first class commercial and manufacturing positions, high quality manufacturing assets, strong expertise in its manufacturing processes, a solid balance sheet and, finally, the quality of its teams who, after having demonstrated their ability to successfully manage manufacturing projects and restructuring programmes, will be able to capitalise on the Group’s new independence to create further growth.
      The Group is one of the world’s leading players in most of its businesses. This is particularly true of PMMA, fluorochemicals, hydrogen peroxide, thiochemicals, specialty polyamides (polyamides 11 & 12), PVDF, hydrazine hydrate, tin-based PVC stabilisers, impact modifiers and PVC processing aids, tin additives for glass coatings and organic peroxides. In the chlorochemical and PVC sectors, the Group is one of the leading European players.

3.	Selected financial information
      The table below shows Arkema ’s key annual financial data for the years ended 2003, 2004 and 2005, drawn from the pro forma financial statements shown in Appendix D.1 to this prospectus. These financial data should be read in connection with such financial statements and with section 3.21 of this prospectus.

	2003	2004	2005

	(In millions of euro)
Sales	5,047	5,318	5,710
Recurring EBITDA*	249	301	355
Recurring EBITDA* margin	4.9%	5.7%	6.2%
Recurring operating income*	(48)	11	128
Other income and expenses*	(275)	(605)	(514)
Operating income*	(323)	(594)	(386)
Net income	(378)	(626)	(428)
Capital employed*	3,330	2,929	3,068
Capital expenditure	296	300	333
Depreciation and amortization	(297)	(290)	(227)

(*)	These indicators are defined in paragraph XV, under the heading “Main accounting and financial indicators” set forth in the section describing the accounting principles and methods in the pro forma financial statements.

4.	Declaration pertaining to net working capital
      The Company declares that, in its opinion, the Group’s net working capital, defined as the capacity to obtain cash and other sources of liquidity, is adequate to meet its obligations over the next twelve months, as from the date of visa of this prospectus.

5.	Shareholders’ equity and debt
      The position of the Group’s debt and shareholders’ equity as of 31 December 2005 and 31 January 2006 (estimated), determined on the basis of pro forma financial information prepared under IFRS, is the following:

	Actual	Estimated
	31 December	31 January
	2005	2006

	(In millions of euro)
SHAREHOLDERS’ EQUITY AND DEBT
Total current debt	575	542
covered by guarantees	—	—
covered by collateral securities	—	—
not covered by guarantees or collateral securities	575	542
Total non-current debt (excluding current portion of long-term debt)	59	58
covered by guarantees	—	—
covered by collateral securities	—	—
not covered by guarantees or collateral securities	59	58
Shareholders’ equity — Group share	1,449	1,449
Share capital (1)	0	0
Legal reserve	—	—
Other reserves	1,449	1,449
ANALYSIS OF NET DEBT
A. Cash	67	66
B. Cash equivalents	—	—
C. Investment securities	—	—
D. Liquid assets (A) + (B) + (C)	67	66
E. Short-term financial liabilities	—	—
F. Bank debt	77	37
G. Portion of medium- and long-term debt due within one year	11	10
H. Other short-term financial liabilities(2)	487	495
I. Current short-term financial liabilities (F) + (G) + (H)	575	542
J. Net short-term debt (I) - (E) - (D)	508	476
K. Bank loans due in more than one year	25	24
L. Issued bonds	—	—
M. Other borrowings due in more than one year	34	34
N. Net medium- and long-term debt (K) + (L) + (M)	59	58
O. Net debt (J) + (N)	567	534

(1)	At 31 December 2005 and 31 January 2006, Arkema S.A. share capital amounts to €40,000. At the Completion Date, Arkema S.A.’s share capital will be established at € 606,710,310, subject to the adjustments described in sections 2.3.2.3.1 and 2.4.2.3.1 of this prospectus.

(2)	At 31 December 2005 and 31 January 2006, the items included in other short-term financial liabilities consisted of net short-term advances from Total to Arkema .
     As of the Completion Date, shareholders’ equity excluding net income will have increased by €532 million, i.e. by the cumulative amount of the capital increases subscribed by Total. These capital increases will reduce the Group’s current net debt by € 532 million.

      Furthermore, the Group has been granted a renewable multi-currency syndicated facility for a maximum amount of € 1,100,000,000.

6.	Recent facts or events
      None.

7.	Financial situation, results and prospects
      Based on the pro-forma financial statements, recurring operating income was €128 million in 2005. Operating income was a loss of €386 million in 2005. Net income of the Group was a loss of €427 million in 2005, which is principally a result of non recurring items of a negative amount of € 514 million.
      As of the date of this prospectus, Arkema estimates that its revenues for the first quarter of 2006 will be approximately €1.5 billion. In 2005, first-quarter sales amounted to € 1,421 million.
      Arkema also estimates that its recurring operating income for the first quarter of 2006 will be approximately €55 million compared with € 79.8 million for the same period in 2005. This change is attributable mainly to lower margins in the acrylics and chlorochemicals businesses.
      Arkema ’s productivity and development efforts are expected to contribute to improving the Group’s results and are expected to lead to an increase in recurring EBITDA. Such increase is expected to amount to 10% to 15% per year on average over the next three years compared with the 2005 recurring EBITDA.

8.	Directors, members of the general management and auditors

8.1	Directors
      The table below shows the composition of the Board of Directors as of the date of this prospectus:

				Other offices
				currently held or
				held during the
				past five years
		Main office held	Term	outside the
Name (number of shares held)	Age	within the Company	of office	Group

Thierry Le Hénaff (1 share)	43	Chairman and Chief Executive Officer	3 years	None
Bernard Boyer (1 share)	45	Director	3 years	None
Philippe Pernot (1 share)	54	Director	3 years	None
Frédéric Gauvard (1 share)	37	Director	3 years	None
      The following appointments for the office of director are expected to be submitted for approval to the combined general meeting to be held on 10 May 2006, after the resignation of Mr. Frédéric Gauvard:

—	Mr. François Enaud;

—	Mr. Bernard Kasriel;

—	Mr. Laurent Mignon;

—	Mr. Thierry Morin;

—	Mr. Jean-Pierre Seeuws; and

—	Mr. Philippe Vassor.
      On the Completion Date, Mr. Philippe Pernot and Mr. Bernard Boyer are expected to resign from their office as directors in order to allow two new directors to join the Board of Directors of the Company.

8.2	General Management
      The Chairman has set up an Executive Committee to assist him in the management of the Group.
      The members of the Executive Committee are Thierry Le Hénaff, Bernard Boyer, Michel Delaborde, Alain Devic, Philippe Goebel, Thierry Lemonnier, Philippe Pernot and Marc Schuller.
     8.3     Auditors

Statutory Auditors	KPMG Audit, represented by Mr. René Amirkhanian and Mr. Jacques-François Lethu
Alternate Auditor	Monsieur Jean-Marc Decléty
      At the Arkema S.A. general meeting to be held on 10 May 2006, the shareholders will be asked to appoint Ernst & Young Audit as second statutory auditors.
      Ernst & Young Audit has been engaged as contractual auditor to review and report on the pro forma financial information for 2005.

9.	Summary of the main risk factors
      Total S.A.’s and Elf Aquitaine’s shareholders and investors are urged to pay careful attention to the main risk factors mentioned below and described in Chapter 4 of this prospectus before taking any decision:

•	Dependence factors (in particular, dependence on suppliers, on certain customers or on certain technologies);

•	Regulatory risks;

•	Risks relating to the Group’s business (in particular, risks relating to the prices of certain raw materials and to their supply, to the Group’s pension and similar obligations, to the technologies currently used by the Group, to the economic environment and to political risks, to the prior authorizations and permits necessary to the Group’s business activities, to the presence of the Group on land it does not own, to the cyclical nature of the different industries in which the Group is active, to competition, the development of new products, risks relating to joint ventures, climatic or seismic risks and risks relating to pipelines);

•	Industrial and environmental risks (in particular, the risks relating to the regulations on the environment, industrial safety risks, risks relating to exposure to chemicals or toxic substances, transport and storage);

•	Tax risks;

•	Market risks (in particular, liquidity, currency and interest rate risks);

•	Risks relating to the Company’s shares (in particular, the absence of trading in the Company’s shares before their listing on Eurolist by Euronexttm, the volatility of the price of the Company’s shares);

•	Legal risks;

•	Insurance risks.
      Any of these risks could adversely affect the business activity, financial condition, results of the Group or the price of the Company’s shares.
      Other risks and uncertainties of which the Group is currently unaware or that it deems not to be significant as of the date of this prospectus could also adversely affect its business activities.

10.	Additional information

10.1	Share capital
      At the date of this prospectus and before completion of the Spin-Off of Arkema’s Businesses, the Company is not conducting any business; it has a capital of €40,000, divided in 4,000 shares, is nearly 100% controlled by Total S.A.
      At the Completion Date, the Company’s share capital will be established at € 605,710,310, subject to the adjustments described in sections 2.3.2.3.1 and 2.4.2.3.1 of this prospectus.

10.2	Company name
      As from 18 April 2006, the Company’s name will be: Arkema.

10.3	Registration place and number
      The Company is registered at the Nanterre Trade and Companies Registry (Registre du Commerce et des Sociétés de Nanterre) under registration number 445 074 685.
      The Company’s SIRET number is 445 074 685 00022. Its NAF code is 241L.

10.4	Date of incorporation and term
      The Company was incorporated on 31 January 2003 for a fixed period of 99 years from its date of registration at the Trade and Companies Registry, until 31 January 2102, unless the term is extended or the Company is wound up earlier.

10.5	Registered office, legal form, and applicable legal regime

Registered office:	4-8 Cours Michelet, 92800 Puteaux, France
Telephone:	+ 33(0) 1.49.00.80.80
      The Company is a French société anonyme with a Board of Directors subject, in particular, to the provisions of Volume II of the Code de Commerce and of decree No. 67-236 of 23 March 1967 governing commercial companies.

10.6	Share ownership
      As of the date of this prospectus, Total S.A. holds nearly 100% of the Company’s share capital.
      As of the Completion Date, the shareholding structure of Arkema S.A. will be identical to that of Total S.A., subject, however, to minor differences mentioned in this prospectus.
      As from the Completion Date, the shareholding structure of Arkema S.A. may evolve differently than that of Total S.A.

10.7	Availability of the prospectus
      Legal and financial documents which must be made available to shareholders may be consulted at the Company’s head office, 4-8 Cours Michelet, 92800 Puteaux.
      Copies of this prospectus may be obtained free of charge from Arkema (4-8 Cours Michelet, 92800 Puteaux — Tel.: +33(0)1.49.00.75.00) and Total (2, place de la Coupole, La Défense 6, 92400 Courbevoie — Tél.: 0800.039.039 for retail investors and +33(0)1.47.44.58.53 for institutional investors) and on the websites of Arkema (www.arkemagroup.com), Total (www.total.com) and the Autorité des marchés financiers (www.amf-france.org).

CHAPTER 1 — PERSONS RESPONSIBLE FOR THE PROSPECTUS AND FOR AUDITING THE FINANCIAL STATEMENTS
1.1     Persons responsible for the prospectus
      For Arkema S.A.
      Thierry Le Hénaff, Chairman and Chief Executive Officer, Arkema S.A.
      For Total S.A.
      Thierry Desmarest, Chairman and Chief Executive Officer, Total S.A.

1.2	Declaration of persons responsible for the prospectus
      For Arkema S.A.
      “Having taken all reasonable care to ensure that such is the case, I certify that the information contained in Chapters 1, 2 (but only with respect to section 2.5), 3, 4 and 5 (except for sections 5.3, 5.4, 5.5 and 5.6) of this prospectus accurately reflects, to the best of my knowledge, the facts, contains all the information required for TOTAL S.A. shareholders and investors to form a judgment on the Group’s assets, operations, financial position, earnings and prospects, as well as the rights attached to the existing shares or shares to be issued by the Company in the transactions described in Chapter 2 of this prospectus, and contains no omission likely to affect its meaning. I have obtained a letter from the statutory auditors certifying that they have verified the financial and accounting information provided in this prospectus and that they have read the document as a whole. The letter contains no observations or remarks. The combined financial statements of the Group for the years ended 31 December 2003, 2004 and 2005 provided in Appendixes A.1, B.1 and C.1 to this prospectus have been audited and certified without qualification or observations by KPMG Audit, statutory auditors. Their reports are shown in Appendixes A.2, B.2 and C.2 to this prospectus.
      The pro forma financial statements for the years ended 31 December 2003, 2004 and 2005 provided in Appendix D.1 to this prospectus have been reviewed by KPMG Audit, statutory auditors. Their report is shown in Appendix D.2 to this prospectus. The pro forma financial information for 2005, included in the pro forma financial statements for 2003, 2004 and 2005, has been reviewed by Ernst & Young, contractual auditors. Their report is shown in Appendix D.3 to this prospectus.”
Thierry Le Hénaff
Chairman and Chief Executive Officer
For Total S.A.
      “Having taken all reasonable care to ensure that such is the case, I certify that the information contained in Chapters 2, 3 (concerning Chapter 3, only with respect to information about TOTAL) and 5 (but only with respect to sections 5.3, 5.4, 5.5 and 5.6) of this prospectus accurately reflects, to the best of my knowledge, the facts, contains all the information necessary for TOTAL S.A. shareholders and investors to form a judgment on the spin-off of ARKEMA from TOTAL and contains no omission likely to affect its meaning.”
Thierry Desmarest
Chairman and Chief Executive Officer

1.3	Persons responsible for auditing the financial statements of Arkema S.A.

Statutory Auditors	Alternate Auditor
KPMG Audit Represented by René Amirkhanian and Jacques- François Lethu Department of KPMG S.A. 1, cours Valmy 92923 Paris la Défense Cedex	Jean-Marc Decléty 1, cours Valmy 92923 Paris la Défense Cedex
First appointed at the annual general meeting of 23 June 2005. Current term ends at the conclusion of the annual general meeting to be held in order to approve the financial statements for the year ending 31 December 2007.	First appointed at the annual general meeting of 23 June 2005. Current term ends at the conclusion of the annual general meeting to be held in order to approve the financial statements for the year ending 31 December 2007.
      At the Arkema S.A. general meeting to be held on 10 May 2006, the shareholders will be asked to appoint Ernst & Young Audit as second statutory auditors.
      Ernst & Young Audit has been engaged as contractual auditor to review and report on the pro forma financial information for 2005.

1.4	Persons responsible for financial information
      Total S.A. and Elf Aquitaine shareholders may obtain information concerning technical aspects of the Spin-Off of Arkema’s Businesses, as described in Chapters 2 and 5 of this prospectus, at the following telephone numbers: +33 (0)1.47.44.24.02 for individual shareholders and +33(0)1.47.44.58.53 for institutional shareholders.
      For any question concerning Arkema and its business activities:

Frédéric Gauvard
Vice-President Investor Relations
Arkema
4-8, cours Michelet
92800 Puteaux
Telephone: +33 (0)1.49.00.75.00

CHAPTER 2 — INFORMATION ABOUT THE TRANSACTION AND ITS CONSEQUENCES
      The transaction described in this prospectus has as its objective to establish an important player in the world chemicals industry that is independent from Total. This transaction consists of the transfer of the Vinyl Products, Industrial Chemicals and Performance Products businesses currently carried out by Arkema France, Arkema Delaware Inc. and other Total entities (Arkema’s Businesses) to Arkema S.A., the new holding company of Arkema .
      Arkema S.A. shares will be listed on Eurolist by Euronexttm (compartment A). Trading is expected to begin on Thursday, 18 May 2006.
      The transaction will comprise two partial spin-offs (scissions partielles) and a merger (together referred to as the Spin-Off of Arkema’s Businesses) which will take effect concurrently at 00:00 am of the first day of trading of Arkema S.A. shares on Eurolist by Euronexttm (Completion Date).
      The Spin-Off of Arkema’s Businesses requires approval by the shareholders of the companies concerned, principally Total S.A. and Elf Aquitaine, which have scheduled a general meeting for 12 May 2006 and 10 May 2006, respectively.
      The Spin-Off of Arkema’s Businesses will result in:

—	the free allocation of Arkema S.A. shares (attribution gratuite d’actions) to Total S.A. shareholders on the basis of one (1) Arkema S.A. share for ten (10) Total S.A. shares, it being noted that such exchange ratio has been established without taking into account the four-for-one stock split to be effected by Total S.A. on the Completion Date immediately after completion of the Spin-Off of Arkema’s Businesses;

—	the free allocation of S.D.A. shares (attribution gratuite d’actions) to Elf Aquitaine shareholders on the basis of one (1) S.D.A. share for one (1) Elf Aquitaine share and the immediate exchange of the S.D.A. shares allocated to Elf Aquitaine shareholders (other than Total S.A.) for Arkema S.A. shares on the basis of one (1) Arkema S.A. share for fifteen (15) S.D.A. shares.

      The diagram below shows the simplified structure of the main Arkema companies within the Total group before the completion of the Spin-Off of Arkema’s Businesses.

      The diagram below shows the simplified structure of Arkema immediately after the completion of the Spin-Off of Arkema’s Businesses.
      The Spin-Off of Arkema’s Businesses will comprise the following three transactions, all of which will take effect on the Completion Date subject to the fulfilment of the conditions precedent set out in section 2.1.2.9 of this prospectus:

(i) Elf Aquitaine will:

—	contribute, under the legal regime governing demergers (apport placé sous le regime juridique des scissions), all its current and future shareholdings in the entities carrying out Arkema’s Businesses — including its shareholding in Arkema France — to a holding company called S.D.A., which has no business activity on the date of this prospectus; and

—	allocate to its shareholders (other than itself) the S.D.A. shares issued and delivered to it as consideration for such contribution, on the basis of one (1) S.D.A. share for each Elf Aquitaine share;
           (the Elf Spin-Off);

(ii) Total S.A. will:

—	contribute, under the legal regime governing demergers (apport placé sous le régime juridique des scissions), all its current and future shareholdings in the entities carrying out Arkema’s Businesses — including its shareholding in S.D.A. which it will receive as a result of the Elf Spin-Off — to a holding company called Arkema S.A., which has no business activity on the date of this prospectus; and

—	allocate to its shareholders (other than itself) the Arkema S.A. shares issued and delivered to it as consideration for such contribution, on the basis of one (1) Arkema S.A. share for every ten (10) Total S.A. shares;

(the Total Spin-Off);

(iii)	S.D.A. will be merged with and into Arkema S.A. (the Merger) and, as a result, S.D.A. shareholders will immediately become shareholders in Arkema S.A., on the basis of one (1) Arkema S.A. share for every fifteen (15) S.D.A. shares.

Only Total S.A. and Elf Aquitaine shareholders whose shares are registered in a securities account at the close of the accounting day preceding the Completion Date will be eligible to receive Arkema S.A. and S.D.A. shares, respectively.

On the Completion Date, Arkema S.A. will be the holding company of the Group, which will be independent of Total, and will directly or indirectly own all the operating entities carrying out Arkema’s Businesses. On the same day, Arkema S.A. shares will be listed on Eurolist by Euronexttm.

2.1	General presentation of the Spin-Off of Arkema’s Businesses

2.1.1 Presentation of TOTAL’s chemicals business
      The information below is an overview of Total’s business and more particularly of its chemicals segment. For further information about Total in general and its chemicals segment in particular, please refer to the 2005 registration document filed by Total S.A. with the Autorité des marchés financiers on 31 March 2006 under number D. 06-0192. Elf Aquitaine’s business will be described in the documents made available to Elf Aquitaine shareholders in advance of the general meeting to be held on 10 May 2006, i.e. the annual report of the Board of Directors and the company’s own and consolidated accounts for the financial year 2005.

2.1.1.1 TOTAL’s chemicals segment
      Total has three core business segments:

•	Upstream, which encompasses hydrocarbon exploration and production activities along with gas, electricity and other energy operations.

•	Downstream, which encompasses refining, distribution, international trading and shipping activities; and

•	Chemicals: Total is one of the largest integrated chemical manufacturers in the world in terms of consolidated sales. Total ’s Chemicals business segment comprises:

—	Base Chemicals, which encompasses Petrochemicals, linked to Total’s refinery processing activities, and Fertilisers;

—	Specialties, which encompasses industrial rubber, resins, adhesives and electroplating; and

—	Arkema , which, since 1 October 2004, encompasses Vinyl Products (which was previously part of the Base Chemicals), Industrial Chemicals and Performance Products.

2.1.1.2 Reorganisation of TOTAL’s chemicals segment prior to the Spin-Off of Arkema’s Businesses — reasons for and objectives of the Spin-Off of Arkema’s Businesses
      Total ’s chemicals segment has a very broad product range (24 product lines) while its main competitors restrict their chemicals business to a few major products, principally in petrochemicals, which offer direct synergies with their downstream oil activities.
      In 2004, Total began a reorganisation of its Chemicals segment. The first stage involved the streamlining of Total ’s large portfolio of diversified businesses into three major segments, namely:

•	Base Chemicals (which encompasses Petrochemicals and Fertilisers, including the companies Grande Paroisse and Rosier); Petrochemicals is now grouped within Total Petrochemicals ;

•	Specialties; and

•	Arkema, a new entity with an objective to become independent and comprising three business segments: Vinyl Products, Industrial Chemicals and Performance Products.
      The legal structure shown in the diagram on page 12 of this prospectus is the result of this first stage of the reorganisation of Total’ s chemicals segment and of the transfer of shareholdings in preparation for the Spin-Off of Arkema’s Businesses, including in particular:

•	the sale of Elf Aquitaine Inc.’s 90.91% shareholding and Arkema France’s 9.09% shareholding in Arkema Delaware Inc. to Arkema Finance France on 7 March 2006;

•	the sale of Arkema North Europe B.V.’s 100% shareholding in Atotech B.V. to Total Holdings Europe on 28 December 2005;

•	the sale of CECA’s 29.59% shareholding in Bostik S.A. (formerly named Bostik Findley) to Bostik Holding, belonging to Total, on 28 November 2005; and

•	the sale of Arkema North Europe B.V.’s 94% shareholding in Arkema GmbH to Mimosa on 9 March 2006.
      The Spin-Off of Arkema’s Businesses is part of this reorganisation. Its underlying business rationale is to establish a new important player in the world chemicals industry, that will be even closer to its markets and more responsive in its decision-making processes. It will enable Total to focus on its oil & gas business (exploration & production, gas & power, refining & marketing, trading) and on Base Chemicals and Specialty Chemicals, which will give it a business structure more in line with that of its major competitors.
      The merger of S.D.A. with and into Arkema S.A. will simplify the Group’s structure and result in Elf Aquitaine shareholders (other than Total S.A.) receiving Arkema S.A. shares, which will be listed on Eurolist by Euronexttm, in exchange for their S.D.A. shares.
      As a result of the Spin-Off of Arkema’s Businesses, Total S.A. shareholders (other than Total S.A. itself) and Elf Aquitaine shareholders (other than Elf Aquitaine itself) will become shareholders of Arkema S.A.

2.1.1.3 Arkema’s Businesses
      Arkema’s Businesses comprise three main business segments:

—	Vinyl Products, which has three business units: chlorochemicals and PVC, vinyl compounds, pipes and profiles;

—	Industrial Chemicals, which has five business units: acrylics, PMMA, thiochemicals, fluorochemicals and hydrogen peroxide; and

—	Performance Products, which has six business units: technical polymers, specialty chemicals, organic peroxides, additives, urea-formaldehyde resins and agrochemicals.
      Further information about Arkema’s Businesses can be found in Chapter 3 of this prospectus.

2.1.2 Description of the Spin-Off of Arkema’s Businesses
      The Spin-Off of Arkema’s Businesses consists of:

—	the Elf Spin-Off and the Total Spin-Off, which will have the effect of transferring all Total S.A. and Elf Aquitaine subsidiaries carrying out Arkema’s Businesses to a single holding company called Arkema S.A.;

—	the allocation of Arkema S.A. shares issued in connection with the Total Spin-Off to Total S.A. shareholders (other than Total S.A.) and the receipt of the Arkema S.A. shares issued in connection with the Merger by Elf Aquitaine shareholders (other than Total S.A.) in exchange for the S.D.A. shares issued in connection with the Elf Spin-Off;

—	the listing of Arkema S.A. shares on Eurolist by Euronexttm.

      The Elf Spin-Off, Total Spin-Off and Merger will take effect concurrently on the Completion Date. Trading in Arkema S.A. shares on Eurolist by Euronexttm will begin the same day.
      Prior to the completion of the Spin-Off of Arkema’s Businesses, the share capital of Arkema France will be increased in accordance with the terms and conditions described in section 2.1.2.1(i) of this prospectus.

2.1.2.1 Elf Spin-Off
      The Elf Spin-Off, which will take effect immediately before the completion of the Total Spin-Off, will involve the contribution of the following shares by Elf Aquitaine to S.D.A.:

(i)	532,127,209 Arkema France shares, representing approximately 98.7% of its share capital and voting rights, comprising the following:

—	59,511,161 Arkema France shares held by Elf Aquitaine on the date of this prospectus;

—	472,616,048 Arkema France shares subscribed for by Elf Aquitaine as part of a capital increase in Arkema France, voted upon by Arkema France shareholders on 20 March 2006 and to be effective prior to the Completion Date. Elf Aquitaine has subscribed to such capital increase for an amount of €269,391,147.36, including share premium. Total S.A. has subscribed to such capital increase for an amount of € 3,468,796.56, including share premium;

(ii)	97,720 Arkema Finance Nederland B.V. shares, representing 100% of its share capital and voting rights.
      As consideration for the contribution in the Elf Spin-Off, S.D.A. will issue new shares to Elf Aquitaine, which Elf Aquitaine will immediately and prior to the Total Spin-Off allocate to all its shareholders (other than Elf Aquitaine itself) on the basis of one (1) S.D.A. share for one (1) Elf Aquitaine share.
      Before the Completion Date, S.D.A. will effect a stock split. Following such stock split, its share capital, amounting to € 40,000, will be divided into 27,055 shares.
      The Elf Spin-Off comprises several inter-related transactions (the contribution of assets under the legal regime governing demergers from Elf Aquitaine to S.D.A. followed by the allocation to Elf Aquitaine shareholders of the S.D.A. shares received by Elf Aquitaine as consideration for the contribution), which will be treated as a single partial spin-off (scission partielle).
      A letter, issued by the French tax authorities (Direction générale des impôts) on 28 March 2006 and described in section 2.1.2.5 of this prospectus, confirms that the tax treatment set out in articles 210 A (where applicable by reference to article 210 B) and 115-2 of the French tax code (Code Général des Impôts) will apply to this transaction, provided that the conditions set out in those articles are met.

2.1.2.2 Total Spin-Off
      The Total Spin-Off will take place immediately before the Merger and will involve the contribution of the following shares by Total S.A. to Arkema S.A.:

(i)	all the S.D.A. shares that will be held by Total S.A., following Elf Aquitaine’s allocation to its shareholders of the S.D.A. shares received in connection with the Elf Spin-Off;

(ii)	6,851,899 Arkema France shares, representing approximately 1.3% of its share capital and voting rights; such Arkema France shares are the total of the following:

—	766,291 Arkema France shares held by Total S.A. on the date of this prospectus;

—	6,085,608 Arkema France shares to be subscribed for by Total S.A. as part of the capital increase described in section 2.1.2.1(i) of this prospectus. Total S.A. has subscribed to this capital increase for an amount of € 3,468,796.56, including share premium.

(iii)	104,354,000 Arkema Finance France shares, representing 100% of its share capital and voting rights;

(iv)	354,030 Arkema Europe Holdings B.V. shares, representing 100% of its share capital and voting rights; and

(v)	12,370,925 Mimosa shares, representing 100% of its share capital and voting rights.
      As consideration for the contribution in the Total Spin-Off, Arkema S.A. will issue new shares to Total S.A., which Total S.A. will immediately allocate to its shareholders (other than itself) on the basis of one (1) Arkema S.A. share for every ten (10) Total S.A. shares. Total S.A. shareholders who hold less than ten (10) Total S.A. shares (or a number which is not a multiple of ten (10)) immediately prior to allocation of the Arkema S.A. shares will receive Allotment Rights for Fractional Arkema Shares (droits d’attribution d’actions formant rompus, as defined in section 2.3.3.3.3 of this prospectus) which will be credited to their securities accounts subject to the terms and conditions described in sections 2.3.3.3.3, 5.3 and 5.4 of this prospectus, on the basis of one allotment right for one Total S.A. share, up to a maximum of nine (9) Allotment Rights for Fractional Arkema Shares for each securities account.
      The Total Spin-Off comprises several inter-related transactions (the contribution of assets under the legal regime governing demergers from Total S.A. to Arkema S.A. followed by the allocation to Total S.A. shareholders of the Arkema S.A. shares received by Total S.A. as consideration for the contribution) which will be treated as a single partial spin-off (scission partielle).
      A letter, issued by the French tax authorities (Direction générale des impôts) on 28 March 2006 and described in section 2.1.2.5 of this prospectus, confirms that the tax treatment set out in articles 210 A (where applicable by reference to article 210 B) and 115-2 of the Code Général des Impôts will apply to the transaction, provided that the conditions set out in those articles are met.

2.1.2.3 Merger
      The Merger will take effect on the Completion Date immediately after the completion of the Total Spin-Off, with S.D.A. merging with and into Arkema S.A.
      In accordance with market practice, the merger ratio has been determined on the basis of a multi-criteria valuation of S.D.A. and Arkema S.A., which is described in section 2.4.4 of this prospectus. The merger ratio has been set at one (1) new Arkema S.A. share for fifteen (15) S.D.A. shares.
As a result of the Merger,

—	S.D.A. shareholders (other than Arkema S.A.) will receive Arkema S.A. shares in exchange for the S.D.A. shares that they already held or that they received from Elf Aquitaine in connection with the Elf Spin-Off, based on the merger ratio referred to above;

—	On the Completion Date, Arkema S.A. will be the Group’s holding company and will hold:

•	nearly 100% of the share capital and the voting rights of Arkema France;

•	100% of the share capital and the voting rights of Arkema Finance France (which holds 100% of Arkema Delaware Inc.);

•	100% of the share capital and the voting rights of Arkema Finance Nederland B.V.;

•	100% of the share capital and the voting rights of Arkema Europe Holdings B.V.; and

•	100% of the share capital and the voting rights of Mimosa (which holds 94% of Arkema GmbH, the remainder being held by Arkema Europe Holdings B.V.).
      For tax purposes, the Merger will be governed by the provisions of article 210 A of the Code Général des Impôts. A letter, issued by the French tax authorities (Direction générale des impôts) on 28 March 2006 and described in section 2.1.2.5 of this prospectus, confirms that the cancellation of S.D.A. shares after the Merger will not affect the tax treatment applicable to the Elf Spin-Off and Total Spin-Off.

2.1.2.4 Listing of Arkema S.A. shares on Eurolist by Euronext™.
      Application has been made for the shares that make up the share capital of Arkema S.A. after the Spin-Off of Arkema’s Businesses to be listed on Eurolist by Euronexttm. Trading in the shares is expected to begin on Thursday, 18 May 2006 (First Trading).

2.1.2.5 Tax treatment of the Spin-Off of Arkema’s Businesses
      Total S.A. and Elf Aquitaine shareholders are advised that the following information is merely a summary of the tax treatment applicable under current French tax law as in effect on the date of this prospectus and that they should consult their own tax advisor with respect to their particular situation.
      With the exception of the information summarised in sections 2.1.2.5.3 and 2.1.2.5.4 of this prospectus, this information is limited to a description of the main tax consequences for Total S.A. or Elf Aquitaine shareholders, whether natural persons or legal entities, who are or are deemed to be tax resident in France within the meaning of French tax law. Some categories of Total S.A. or Elf Aquitaine shareholders may be subject to specific rules which have not been analysed in this prospectus and which may have significantly different consequences from the general rules described below. More particularly, it is possible that the allocation of Arkema S.A. shares or Allotment Rights for Fractional Arkema Shares and S.D.A. shares to persons other than French tax residents might have specific tax consequences, such as being treated as dividend income in an amount equal to the value of the securities allocated.
      Total S.A. or Elf Aquitaine shareholders who are not tax residents in France within the meaning of French tax law should consult their own tax advisor with respect to their particular situation. However, it should be noted that the allocation of S.D.A. shares, Arkema S.A. shares or, where applicable, Allotment Rights for Fractional Arkema Shares to non-residents will not be subject to withholding tax in France.
      A letter, issued by the French tax authorities (Direction générale des impôts du Ministère de l’Economie, des Finances et de l’Industrie) on 28 March 2006, confirms that the tax treatment applicable to all the transactions comprising the Spin-Off of Arkema’s Businesses is as described in this section 2.1.2.5, provided that the conditions set out in articles 115-2 and 210-A (where applicable by reference to article 210-B) of the Code Général des Impôts are met.

2.1.2.5.1 Tax consequences for Total S.A., Elf Aquitaine, Arkema S.A. and S.D.A.
      In terms of direct tax, all the transactions described in this section 2.1.2 qualify for the favourable tax treatment set out in articles 210 A (where applicable by reference to article 210 B) and 115-2 of the Code Général des Impôts.

2.1.2.5.2 Tax consequences for French tax residents

(a) TOTAL S.A. shareholders
      Pursuant to article 115-2 of the Code Général des Impôts, Total S.A.’s free allocation of Arkema S.A. shares or Allotment Rights for Fractional Arkema Shares to shareholders, whether natural persons or legal entities, will not be considered dividend income.

— Natural persons
      Natural persons benefit from the favourable tax treatment without any conditions.
      Capital gains on the subsequent disposal of Arkema S.A. shares (or Allotment Rights for Fractional Arkema Shares) will be calculated by reference to a tax basis equal to zero.
      Arkema S.A. shares or Allotment Rights for Fractional Arkema Shares allocated free to shareholders whose Total S.A. shares are held in a share savings plan (Plan d’Epargne en Actions — PEA) will be registered in such PEA and will be subject to the tax treatment applicable to PEAs, provided all the requisite conditions are met.

— Legal entities
      In accordance with article 115-2 of the Code Général des Impôts, shareholders that are legal entities must (i) record the Arkema S.A. shares received as an asset on their balance sheet for an amount equal to the book value of Total S.A. shares multiplied by the ratio existing on the date of the transaction between the fair value of Arkema S.A. shares and the sum of the fair values of the Total S.A. and Arkema S.A. shares as defined below, and (ii) reduce the book value of their Total S.A. shares by the same amount. In this particular case, the fair value of the Arkema S.A. and Total S.A. shares will be determined by reference to their respective opening prices on the first day of trading of the Arkema S.A. shares. The ratio of fair values to be applied pursuant to article 115-2 of the Code Général des Impôts will be made available by Total S.A. as soon as it has been determined.
      Capital gains on the subsequent disposal of Arkema S.A. shares will be calculated on the basis of the book value determined in accordance with the preceding paragraph.
      If the tax basis of Total S.A. shares is different from their book value, capital gains on the subsequent disposal of Total S.A. shares and the allocated Arkema S.A. shares will be determined by reference to this tax basis, which must be allocated following the same procedure described above in accordance with article 115-2 of the Code Général des Impôts.
      Capital gains on the subsequent disposal of Allotment Rights for Fractional Arkema Shares will be calculated by reference to a tax basis equal to zero.

(b) Elf Aquitaine shareholders (other than Total S.A.)

— Natural persons

•	Free allocation of S.D.A. shares
      Pursuant to article 115-2 of the Code Général des Impôts, the free allocation of S.D.A. shares to Elf Aquitaine shareholders that are natural persons will not be treated as dividend income.
      Capital gains on the subsequent disposal of S.D.A. shares will be calculated by reference to a tax basis equal to zero.
      S.D.A. shares allocated to shareholders whose Elf Aquitaine shares are held in a PEA will also be registered in the PEA and will be subject to the tax treatment applicable to PEAs, provided all the requisite conditions are met.

•	Exchange of S.D.A. shares for Arkema S.A. shares in the Merger
      Pursuant to article 150-0 B of the Code Général des Impôts, capital gains realised by natural persons on the exchange of S.D.A. shares for Arkema S.A. shares in the Merger will automatically qualify for rollover relief.
      Capital gains on the subsequent disposal of Arkema S.A. shares will be calculated by reference to a tax basis equal to zero.

      Arkema S.A. shares issued in the Merger in exchange for S.D.A. shares that are held in a PEA will also be registered in the PEA and will be subject to the tax treatment applicable to PEAs provided all the requisite conditions are met.

— Legal entities

•	Free allocation of S.D.A. shares
      The free allocation of S.D.A. shares to Elf Aquitaine shareholders that are legal entities will not be treated as dividend income. Shareholders that are legal entities must, in accordance with the provisions of article 115-2 of the Code Général des Impôts, (i) record the S.D.A. shares received as an asset on their balance sheet for an amount equal to the book value of the Elf Aquitaine shares multiplied by the ratio existing on the date of the transaction between the fair value of S.D.A. shares and the fair value of the Elf Aquitaine shares, and (ii) reduce the book value of their Elf Aquitaine shares by the same amount. In this particular case, the existing ratio between the fair value of S.D.A. shares and that of Elf Aquitaine shares has been set at 0.6% for S.D.A. and 99.4% for Elf Aquitaine.
      From a tax point of view, and in order to determine future capital gains, if the tax basis of Elf Aquitaine shares is different from their book value, the capital gains of the Elf Aquitaine shares and S.D.A. shares will be calculated by reference to this tax basis which must be allocated following the same procedure described in the preceding paragraph pursuant to the provisions of article 115-2 of the Code Général des Impôts.

•	Exchange of S.D.A. shares for Arkema S.A. shares in the Merger
      Pursuant to article 38-7 bis of the Code Général des Impôts, the gain or loss equal to the difference between the fair value of Arkema S.A. shares on the Completion Date and the book value of S.D.A. shares tendered for exchange as determined above (or the tax basis, if different) may be either (i) included in the legal entity’s financial results for the year in which the transaction takes place, or (ii) included in the legal entity’s financial results for the year in which the Arkema S.A. shares received in exchange are sold.
      If the shareholder that is a legal entity opts for rollover relief in accordance with the provisions of article 38-7 bis of the Code Général des Impôts, capital gains on the subsequent disposal of Arkema S.A. shares will be calculated by reference to the book value (or tax basis, if different) on the Completion Date of the exchanged S.D.A. shares. If the shareholder that is a legal entity decides to pay tax on the capital gain realized in connection with the Merger in the year in which the Merger takes place, the tax basis of the Arkema S.A. shares in the event of subsequent disposal will be equal to the value used to determine the taxable capital gain in the year in which the Merger takes place.

2.1.2.5.3 Tax consequences for shareholders who are Belgian tax residents
      Pursuant to the decision issued on 23 March 2006 by the advance tax rulings (Décisions Anticipées en matière fiscale) section of the Federal Public Service Finance (Service Public Fédéral des Finances), the free allocation by Total S.A. of Arkema S.A. shares or Allotment Rights for Fractional Arkema Shares, as the case may be, to its shareholders who are Belgian tax residents, whether natural persons or legal entities, will not be treated as dividend distribution within the meaning of article 18, paragraph 1, 2o bis of Belgian income tax code of 1992 (Code des impôts sur les revenus 1992) and, as a result, the allocation of Arkema S.A. shares will not trigger any equalization tax (précompte mobilier).

2.1.2.5.4 Tax consequences for shareholders who are Canadian tax residents
      The following summary applies to a holder of Total S.A. shares or American Depositary Receipts (ADRs) who is subject to taxation in Canada in respect of the holding of the Total S.A. shares or ADRs for the purposes of the Income Tax Act (Canada) (referred to herein as a Canadian Shareholder):
      Total S.A. is in the process of preparing an application to the Canada Revenue Agency (CRA) to obtain prescribed status for the Total Spin-Off pursuant to Section 86.1 of the Income Tax Act (Canada). The ability to obtain prescribed status is contingent upon a number of factors required by Section 86.1.

      If Total S.A. is successful in obtaining prescribed status for the Total Spin-Off and the appropriate elections are filed by the Canadian Shareholder with the CRA, then the Canadian Shareholder would not recognize any gain or loss upon the receipt of the Arkema S.A. shares (or American Depositary Shares (ADSs)) pursuant to the Total Spin-Off. The tax basis of the Canadian Shareholder’s Total S.A. shares would be reduced by the proportionate value of the Arkema S.A. shares received to the aggregate value of the post-allocation Arkema S.A. shares (or ADSs) and Total S.A. shares or (ADSs). The tax basis of the Canadian Shareholder’s Arkema S.A. shares (or ADSs) would be equal to the amount of the tax basis reduction in the holder’s Total S.A. shares (or ADSs).
      If Total S.A. is unsuccessful in obtaining prescribed status for the Total Spin-Off or the Canadian Shareholder does not file the appropriate elections with the CRA, then the Canadian Shareholder would be required to include in income an amount equal to the fair market value of the Arkema S.A. shares (or ADSs) received pursuant to the Total Spin-Off. The tax basis of the Canadian Shareholder’s Total S.A. shares (or ADSs) in this case would not be reduced. The tax basis of the Canadian Shareholder’s Arkema S.A. shares (or ADSs) would be equal to the amount of the income inclusion.
      Total S.A. does not expect to obtain the prescribed status before the Completion Date. It is anticipated that this determination will be made by the applicable Canadian authorities within several months after the Completion Date, in which case most holders would be able to file the election with their Canadian income tax returns for the taxation year during which the Total Spin-Off will occur. However, there can be no assurances in this regard. In the event that the prescribed status is obtained after a Canadian Shareholder has filed a Canadian income tax return reporting the Total Spin-Off on a taxable basis as described above, the Canadian Shareholder would generally be entitled to file the election and amend the holder’s Canadian income tax return accordingly, which may entitle the holder to a refund of any taxes paid in respect of the Total Spin-Off.

2.1.2.5.5 Other countries
      No application has been or will be made to obtain tax ruling for the transactions comprising the Spin-Off of Arkema’s Businesses in countries other than France, Belgium and Canada.

2.1.2.6 Consequences of the Spin-Off of Arkema’s Businesses on employee shareholders
      Employees and former employees of Total companies have two main employee savings plans: PEG-A and PEG-T. These plans allow employees to invest either in capital increases reserved for employees or as part of standard employee savings plans.

2.1.2.6.1 Consequences of the Spin-Off of Arkema’s Businesses on investments in PEG-A and PEG-T

a) PEG-A
      PEG-A is a group savings plan open to all Total companies which are owned, directly or indirectly, at least 50% by Total S.A. both in France and outside France.
      This savings plan is reserved solely for investments in capital increases reserved for employees. It comprises two funds, fonds communs de placement entreprise (FCPEs), which are invested in Total S.A. shares, one for French companies (FCPE Total Actionnariat France), the other for foreign companies (FCPE Total Actionnariat International).
      Pursuant to the provisions of article L. 444-3 of the French labour code (Code du Travail), following the Spin-Off of Arkema’s Businesses, employees and former employees of the Arkema companies will no longer qualify to participate in capital increases by Total reserved for employees.

b) PEG-T
      PEG-T is a group savings plan created under a collective agreement dated 15 March 2002 and open to all French companies in which Total S.A. holds directly or indirectly more than 50% of the share capital. It comprises seven FCPEs including the main FCPE (FCPE Total Actionnariat France) which is invested in Total S.A. shares.
      On the date of this prospectus, the Group companies which are members of PEG-T are Arkema France, Alphacan S.A., Alphacan Soveplast, Altuglas International S.A., Altuglas International Services, CECA S.A., GRL, MLPC International and Resinoplast.
      If a company no longer meets the Total membership requirements, its membership will cease as soon as that company has created a new savings plan, or automatically no later than three months after the date on which the company concerned no longer meets the Total membership requirements, as specified in the PEG-T regulations. Any investments made in PEG-T during this period will not be eligible for the employer’s contribution (abondement).
      After the Spin-Off of Arkema’s Businesses, employees and former employees of the Group will no longer qualify to invest in PEG-T after expiry of the period referred to above. However, employees and former employees may continue to hold any assets held in the PEG-T before the Spin-Off of Arkema’s Businesses.

2.1.2.6.2 Consequences of the Spin-Off of Arkema’s Businesses on assets held by the FCPEs
      The Spin-Off of Arkema’s Businesses does not constitute sufficient grounds for early release of assets held by the FCPE and will have no impact on the applicable lock-up period. In addition, for French tax residents, the Spin-Off of Arkema’s Businesses is not expected to have any impact on the tax treatment of these assets either.

a) FCPEs invested in Total S.A. shares
      Besides the two FCPEs forming part of the group savings plans (PEG-A and PEG-T) described above, a third FCPE created as a result of Elf Aquitaine’s privatisation in 1994 (FCPE Elf Privatisation no.1) is also invested in Total S.A. shares.
      In order to maintain the attributes of these three FCPEs and to maintain the correlation between the value of a unit in the three funds and the Total S.A.’s share price, three new FCPEs are expected to be created which will hold the Arkema S.A. shares to which will give right the Total S.A. shares held by the Total FCPEs, subject to approval by the supervisory boards.
      Accordingly, for each of these three FCPEs, there will be:

—	the existing fund (FCPE Total Actionnariat France, FCPE Total Actionnariat International and FCPE Elf Privatisation no.1) holding the Total S.A. shares owned by employees and former employees of Total companies and Group companies, but which will be closed to new investment by employees and former employees of the Group following the Spin-Off of Arkema’s Businesses; and

—	a new fund, holding the Arkema S.A. shares owned by employees and former employees of Total companies and Group companies which will have been allocated as a result of the Total Spin-Off, but which will be closed to new investment by employees and former employees of Total companies.
      Holders of units in FCPE Total Actionnariat France, FCPE Total Actionnariat International and FCPE Elf Privatisation no. 1 will accordingly become holders of units in the new corresponding Arkema FCPE. Investments in the three new Arkema FCPEs will remain locked-up for the remainder of the lock-up period applicable to investments in the corresponding Total FCPE.
      The mechanisms described in this paragraph a) are subject to the approval by the AMF of the internal regulations and instructions of the Arkema FCPEs.

b) Diversified FCPEs (FCPE diversifiés)
      After the Spin-Off of Arkema’s Businesses, assets held by current and former employees of the Group in the diversified FCPEs will be maintained. Management has initiated discussions with the employee representatives organisations in order to create an Arkema group savings plan upon completion of the Spin-Off of Arkema’s Businesses. This plan would offer current and former employees of the Group four to five multi-company funds in addition to the FCPE invested in shares described in paragraph (a) above. Current and former Arkema employees will have the option of individually transferring, if they so wish, all or part of their assets held in the diversified FCPEs from the Total plan to the Arkema plan, pursuant to the provisions of article L. 444-9 of the Code du Travail. The elapsed lock up period for the sums transferred will then be deducted from the lock-up period specified by the new plan.
          2.1.2.6.3                                         Consequences of the Spin-Off of Arkema’s Businesses for employees and former employees of Total companies who directly own Total S.A. shares (employees and former employees of Total companies in Italy) or Total S.A. ADRs (employees and former employees of Total companies in the United States and Canada) subscribed for in capital increases reserved for employees made through PEG-A

a) Employees and former employees of Total companies in Italy
      Employees and former employees of Total companies in Italy who directly hold Total S.A. shares subscribed for in capital increases reserved for employees made through PEG-A will receive Arkema S.A. shares directly from Total S.A. under the Total Spin-Off.

b) Employees and former employees of Total companies in the United States and Canada
      Employees and former employees of Total companies in the United States and Canada who directly hold Total S.A. ADRs subscribed under capital increases reserved for employees made through PEG-A will receive Arkema S.A. ADSs via the creation of an Arkema S.A. sponsored, unlisted ADR facility. The Arkema S.A. ADSs will not be listed.
      One (1) Arkema S.A. ADS will represent one (1) Arkema S.A. share.
      Arkema S.A. ADSs allocated to employees or former employees will be freely negotiable, except for those Arkema S.A. ADSs to which will give right the Total S.A. ADSs subscribed under the capital increase reserved for employees made by Total in February 2006, which will be blocked for the remainder of the lock-up period applicable to the corresponding Total S.A. ADSs, provided that the Spin-Off of Arkema’s Businesses is considered to be a tax free spin off pursuant to local tax law.
     2.1.2.7                                  Consequences of the Spin-Off of Arkema’s Businesses for holders of Total S.A. and Elf Aquitaine stock options and beneficiaries of the Total S.A. restricted stock grants (attribution gratuite d’actions)

2.1.2.7.1 Elf Aquitaine and Total S.A. stock options

a) Preservation of the rights of beneficiaries belonging to Arkema after the Spin-Off of Arkema’s Businesses
      The rights of Group’s employees, former employees and executive officers as holders, on the Completion Date, of Total S.A. options to subscribe and purchase shares (options de souscription et d’achat d’actions, hereinafter referred to as TOTAL S.A. Options) or of Elf Aquitaine stock options will be maintained.
          b)     Adjustment of option holders’ rights
          (i) Reduction of the option exercise prices
      As a result of the Total Spin-Off, the exercise price of any Total S.A. Options that have not been exercised by the Completion Date will be reduced, in accordance with applicable laws and regulations, by an amount equal to the exercise price multiplied by the ratio between (i) the value of an Arkema S.A. share (divided by 10 to take into account the fact that ten (10) Total S.A. shares will give right to one (1) Arkema S.A. share) and (ii) the value of a Total S.A. share before the allocation.
      At its meeting of 14 March 2006, the Board of Directors of Total S.A. resolved that this ratio would be calculated as follows:

—	the value of an Arkema S.A. share will be the average of its opening prices on Eurolist by Euronexttm during the first three days of trading;

—	the value of a Total S.A. share will be the average of its opening prices on Eurolist by Euronexttm for a period of one month ending on the day before the Completion Date, adjusted for the balance of Total S.A. dividend for the financial year 2005, if any, which will be paid on the Completion Date.
      Likewise, as a result of the Elf Spin-Off, the exercise price of any Elf Aquitaine stock options that have not been exercised by the Completion Date will be reduced, in accordance with applicable laws and regulations, by an amount equal to the exercise price multiplied by the ratio between (i) the value of an S.D.A. share and (ii) the value of an Elf Aquitaine share before the allocation.
      At its meeting of 10 March 2006, the Board of Directors of Elf Aquitaine resolved that this ratio would be calculated as follows:

—	the value of an S.D.A. share will be the average of the opening prices for Arkema S.A. shares on Eurolist by Euronexttm during the first three days of trading, adjusted for the Merger ratio, i.e. one (1) Arkema S.A. share for fifteen (15) S.D.A. shares;

—	the value of an Elf Aquitaine share will be the average of its opening prices on the delisted shares section (compartiment des valeurs radiées) of the regulated markets of Euronext Paris for a period of one month ending on the day preceding the Completion Date, adjusted for the balance of the Elf Aquitaine dividend which would be paid on the Completion Date.

(ii) Increase in the number of shares under the option plans
      For all Elf Aquitaine stock options and Total S.A. Options that have not been exercised by the Completion Date, the number of Elf Aquitaine and Total S.A. shares to which those options give right will be increased, in accordance with applicable laws, so that the total exercise price of all unexercised options remains the same.
      The Boards of Directors of Total S.A. and Elf Aquitaine have given their respective Chairmen authority to determine the exact amount of the adjustments referred to under paragraphs (i) and (ii) above and to modify any adjustment method, if such modification is necessary or useful under new legislative provisions or regulations entered into force before the adjustment date of the Elf Aquitaine stock options and Total S.A. Options.

c) Adjustment to the share exchange undertaking made by Total S.A.
      Under the share exchange undertaking made by Total S.A. in 1999 as part of its public exchange offer for Elf Aquitaine shares, Total S.A. gave an undertaking to holders of Elf Aquitaine stock options which were unexercised at the close of the share exchange offer to exchange the Elf Aquitaine shares they would receive upon exercise of their stock options for Total S.A. shares on the same basis as the public exchange offer ratio (i.e. 19 Total S.A. shares for 13 Elf Aquitaine shares).
      The rights of Group’s employees, former employees and executive officers who will benefit from the share exchange undertaking on the Completion Date will be maintained until the expiry date of the share exchange undertaking, i.e. until 12 September 2009. In accordance with the terms of the share exchange undertaking, the exchange ratio will be adjusted as a result of the Spin-Off of Arkema’s Businesses, as follows:

C t	The value of the Total S.A. share before the Total Spin-Off, equal to the average of the opening prices of Total S.A. shares for a period of one month ending on the day preceding the Completion Date, adjusted for the balance of the dividend of Total S.A. for the financial year 2005 which would be paid on the Completion Date
A	The value of the Arkema S.A. share, equal to the average of the opening prices of the share during the first three trading days
C e	The value of the Elf Aquitaine share before the Elf Spin-Off, obtained by applying the share exchange undertaking ratio (r) to the value of the Total S.A. share (Ct); (Ce = r Ct)
r	Share exchange undertaking ratio before the Spin-Off of Arkema’s Businesses (r = 19/13)
a	The number of Total S.A. shares giving right to one Arkema S.A. share (a = 10)
p	The merger ratio between Arkema S.A. and S.D.A. (p = 15)
r’	The adjusted ratio of the share exchange undertaking after the Spin-Off of Arkema’s Businesses
      To take into account the Spin-Off of the Arkema’s Businesses, the adjusted ratio of the share exchange undertaking, r’, will be:

		r –	a p
r’ =	r +

		C t ×	a A	- 1
      The adjustment of the share exchange undertaking ratio shall take into account, if applicable, the Total S.A. stock split submitted to Total S.A.’s general meeting of 12 May 2006.
      The adjusted share exchange undertaking ratio so calculated will be expressed in the form of an exchange ratio for a whole number of Total S.A. shares allotted in exchange for a whole number of Elf Aquitaine shares tendered. The ratio that will lead to the lowest whole number of Elf Aquitaine shares being exchanged will be used, provided that the difference between (i) the adjusted share exchange undertaking ratio (r’) and (ii) the ratio between the whole numbers of Total S.A. and Elf Aquitaine shares used for the purpose of the adjusted share exchange undertaking ratio may not exceed two percent (2%).
      The Board of Directors of Total S.A. of 14 March 2006 has given its Chairman authority (i) to determine the adjustment of the ratio of the share exchange undertaking after the Spin-Off of Arkema’s Businesses according to the above described method and (ii) to modify the adjustment terms, if such modification is necessary or useful, particularly pursuant to new regulations concerning the adjustment of the Total S.A. Stock Options referred to in paragraph (b) above.
      The adjustment of the share exchange undertaking should not affect the preferential tax treatment applicable to holders of Elf Aquitaine stock options.

d) Suspension of exercise of Elf Aquitaine stock options, Total S.A. Options and the Total S.A. share exchange undertaking
      At their meetings held on 14 March and 10 March 2006 respectively, the Boards of Directors of Total S.A. and Elf Aquitaine resolved, in accordance with the provisions of article L. 225-149-1 of the French commercial code (Code de Commerce), to suspend the exercise of the Elf Aquitaine stock options and the Total S.A. Options and the Board of Directors of Total S.A. also resolved to suspend the share exchange undertaking granted by Total S.A. to Elf Aquitaine stock option holders with effect from 25 April 2006 (inclusive) until the third trading day (inclusive) following the Completion Date.

e)	Consequences of the allocation of Arkema S.A. shares to holders of Total S.A. Options whose shares received upon exercise of the Options are subject to a lock-up period
      Any Arkema S.A. shares to which will give right Total S.A. shares received as a result of the exercise of Total S.A. Options will be locked-up for a period equal to the remainder of the lock-up period applicable to the relevant Total S.A. shares.

f)	Interim nature of the Total Spin-Off
      The Total Spin-Off will be treated as an interim transaction for tax purposes (caractère intercalaire) with respect to determining the lock-up period for shares received on exercise of the options. The lock-up periods will continue to be calculated with effect from the date of grant of the Total S.A. Options.

2.1.2.7.2	Total S.A. restricted stock grants (attribution gratuite d’actions)

a)	Preservation of the rights of beneficiaries belonging to the Group after the Spin-Off of Arkema’s Businesses
      The rights of employees, former employees and executive officers of the Group under the Total S.A. restricted stock grants occurred in July 2005 to which they will be entitled on the Completion Date will be maintained.

b)	Suspension of early allotment rights
      At its meeting on 14 March 2006, the Board of Directors of Total S.A. resolved to suspend the early allotment rights as permitted by article L. 225-197-3 of the Code de Commerce and by the provisions of the plan, with effect from 25 April 2006 (inclusive) until the third trading day (inclusive) following the Completion Date.

2.1.2.8 Timetable for the Spin-Off of Arkema’s Businesses

Signature of contribution and merger agreements:	Wednesday, 15 March 2006
Visa on the prospectus:	Wednesday, 5 April 2006
Publication of notices of the proposed spin-offs and merger:	Friday, 7 April 2006
Publication in the BALO of convening notices of TOTAL S.A. and Elf Aquitaine combined general meetings:	Friday, 21 April 2006
Elf Aquitaine, Arkema S.A. and S.D.A. general meetings:	Wednesday, 10 May 2006
TOTAL S.A. combined general meeting:	Friday, 12 May 2006
Completion Date:	00:00 am of the First Trading day(expected on Thursday, 18 May 2006)
First Trading in Arkema S.A. shares and allotment rights (droits d’attribution d’actions) for Arkema S.A. shares on Eurolist by Euronexttm, registration of the S.D.A. shares on the delisted shares section of the regulated markets of Euronext Paris:	Expected on Thursday, 18 May 2006
End of trading in allotment rights for Arkema S.A. shares on Eurolist by Euronexttm, transfer of those rights to the delisted shares section of the regulated markets of Euronext Paris:	Friday, 26 June 2006
Removal of allotment rights for Arkema S.A. shares and S.D.A. shares from the delisted shares section of the regulated markets of Euronext Paris:	Friday, 29 December 2006

2.1.2.9 Conditions precedent
      The contribution and merger agreements relating to the Spin-Off of Arkema’s Businesses include a number of conditions precedent, some of which have been fulfilled on the date of this prospectus.
      However, on the date of this prospectus:

—	Completion of the Elf Spin-Off and Total Spin-Off remains subject to the following conditions precedent:

—	completion of the capital increase in Arkema France referred to in section 2.1.2.1(i) of this prospectus;

—	approval of the Elf Spin-Off by the extraordinary general meeting of S.D.A.;

—	approval of the Elf Spin-Off by the combined general meeting of Elf Aquitaine;

—	approval of the Total Spin-Off by the combined general meeting of Arkema S.A.;

—	approval of the Total Spin-Off by the combined general meeting of Total S.A.;

—	admission of Arkema S.A. shares for listing on Eurolist by Euronexttm;

—	admission of allotment rights for Arkema S.A. shares for listing on Eurolist by Euronexttm

—	Completion of the Merger remains subject to the following conditions precedent:

—	completion of the Total Spin-Off;

—	registration of the S.D.A. shares on the delisted shares section of the regulated markets of Euronext Paris;

—	approval of the Merger by the combined general meeting of Arkema S.A.;

—	approval of the Merger by the extraordinary general meeting of S.D.A..

2.1.2.10 Ownership of Arkema S.A.’s share capital after the Spin-Off of Arkema’s Businesses
      Ownership of Arkema S.A.’s share capital on the Completion Date is set forth in section 3.17.1 of this prospectus.

2.2	Elf Spin-Off

2.2.1 Business aspects of the Elf Spin-Off

2.2.1.1 Existing relationships between the companies concerned

2.2.1.1.1 Interlocking share capital
      On the date of this prospectus, Elf Aquitaine held substantially all of the share capital and voting rights of S.D.A. (3,994 of a total 4,000 shares).

2.2.1.1.2 Guarantees (Cautionnements)
      None.

2.2.1.1.3 Common directors
      None.

2.2.1.1.4 Common subsidiaries and dependence with regard to a same group
      Elf Aquitaine and S.D.A. have no common subsidiaries. They are both directly or indirectly controlled by Total S.A.

2.2.1.1.5 Technical or commercial agreements
      None.

2.2.1.2 Reasons for and objectives of the Elf Spin-Off
      The reasons for and the objectives of the Elf Spin-Off are set out in section 2.1.1.2 of this prospectus.

2.2.2 Legal aspects of the Elf Spin-Off

2.2.2.1 The transaction
      The Elf Spin-Off is subject to the provisions of articles L.236-16 to L.236-21 of the Code de Commerce. There is no joint and several liability between Elf Aquitaine and S.D.A. permitted by article L.236-21 of the Code de Commerce.
      Accordingly, pursuant to the provisions of article L.236-21 of the Code de Commerce, any creditor of Elf Aquitaine and S.D.A. whose claim dates prior to publication of the proposed contribution may lodge an objection within thirty days of publication of the latest notice concerning the proposed contribution.

2.2.2.1.1 Date of the contribution agreement
      The contribution agreement was signed (acte sous seing privé) on 15 March 2006.

2.2.2.1.2 Date of financial statements used to value the contribution

a) Elf Aquitaine financial statements
      The terms and conditions of the Elf Spin-Off are based on Elf Aquitaine’s financial statements for the year ended at 31 December 2005 and a pro forma contribution balance sheet prepared for the purposes of the Elf Spin-Off, which includes Elf Aquitaine’s subscription to the capital increase of Arkema France as described in section 2.1.2.1(i) of this prospectus.
      Elf Aquitaine’s financial statements for the year ended at 31 December 2005 were approved by the Board of Directors of Elf Aquitaine on 10 March 2006 and are subject to approval by the shareholders at their general meeting to be held on 10 May 2006.

b) S.D.A. financial statements
      The terms and conditions of the Elf Spin-Off are based on S.D.A.’s financial statements for the year ended at 31 December 2005, drawn up on 2 January 2006 and approved on 6 February 2006.

2.2.2.1.3 Date of accounting recognition of the Elf Spin-Off
      The Elf Spin-Off will take effect on the Completion Date, in accordance with article L.236-4 2° of the Code de Commerce.

2.2.2.1.4 Date of board meetings approving the Elf Spin-Off
      The principle and the terms of the Elf Spin-Off were approved by the Boards of Directors of Elf Aquitaine and S.D.A. on 10 March 2006.

2.2.2.1.5 Date of filing of the contribution agreement with the commercial court
      The contribution agreement was filed with the commercial court of Nanterre (Tribunal de commerce de Nanterre) on 3 April 2006.

2.2.2.1.6 Tax treatment of the Elf Spin-Off
      The tax treatment applicable to the Elf Spin-Off is described in section 2.1.2.5 of this prospectus.

2.2.2.1.7 Date of completion of the Elf Spin-Off
      The Elf Spin-Off will take effect on the Completion Date.

2.2.2.2 Control of the Elf Spin-Off

2.2.2.2.1 Date of the general meetings to be held to approve the Elf Spin-Off
      The Elf Spin-Off will be submitted for approval to the combined general meeting of Elf Aquitaine and to the extraordinary general meeting of S.D.A. on 10 May 2006.

2.2.2.2.2 Spin-off auditors (Commissaires à la scission)

Name and address:	Dominique Ledouble Cabinet CDL 99, boulevard Haussmann, 75008 Paris
Gilles de Courcel Cabinet Ricol, Lasteyrie et Associés 2, avenue Hoche, 75008 Paris
Appointment:	By order of the President of the commercial court of Nanterre on 20 December 2005
Date of auditors’ reports:	Report on the terms of the contribution dated 24 March 2006
Report on the value of the contribution dated 24 March 2006
The report on the value of the contribution was filed with the commercial court of Nanterre on 3 April 2006
      The conclusions of the spin-off auditors on the value of the Elf Spin-Off are the following:
      “In conclusion to our work, in our opinion, the value of the contribution of €400,269,605.99 is not overvalued and is therefore at least equal to the amount of the capital increase, plus the contribution premium, of the company to which the assets are contributed”.
      The conclusions of the spin-off auditors on the consideration for the contribution in the Elf Spin-Off are the following:
      “In conclusion to our work, the consideration for the contribution agreed by the parties as follows:

•	the new €1.48 (rounded) shares issued by S.D.A. in consideration for the contribution will be allocated by Elf to all its shareholders (other than itself) on the basis of one (1) S.D.A. share for one (1) eligible Elf share, making a total of 270,495,502 new S.D.A. shares on the basis of the number of eligible Elf shares on 28 February 2006;

•	however, the number of S.D.A. shares to be issued will, if necessary, be increased to take account of any additional eligible Elf shares issued on exercise of Elf stock options between 1 March 2006 and 25 April 2006, the maximum number of S.D.A. shares that may potentially be issued being 270,727,005, is, in our opinion, fair.”

2.2.2.3 Consideration for contribution in the Elf Spin-Off

2.2.2.3.1 Amount of the S.D.A. capital increase
      S.D.A. will issue new shares as consideration for the contribution in the Elf Spin-Off on the basis of one (1) S.D.A. share for every eligible Elf Aquitaine share. On the basis of the theoretical number of eligible Elf Aquitaine shares existing on 28 February 2006, the number of new S.D.A. shares to be issued is 270,495,502, corresponding to a capital increase in S.D.A. of €399,919,426.35. On this basis, the nominal amount of S.D.A.’s share capital would be increased from €40,000, its amount on the date of this prospectus, to € 399,959,426.35. It would be divided into 270,522,557 fully paid shares all of the same class.
      However, the number of S.D.A. shares to be issued will, where necessary, be increased by the number of Elf Aquitaine shares issued on exercise of the Elf Aquitaine stock options referred to in section 2.1.2.7.1 of this prospectus between 1 March 2006 and the date on which exercise of these options is suspended. The final number of S.D.A. shares to be issued, and therefore the final amount of S.D.A.’s capital increase, will be determined on the basis of the exact number of Elf Aquitaine shares eligible for S.D.A. shares. The maximum amount of the capital increase will be € 400,261,696.54.
      The shares issued as consideration for the contribution in the Elf Spin-Off will be identical in all respects to the shares comprising the share capital of S.D.A. prior to the Elf Spin-Off and will be subject to all the provisions of S.D.A.’s Articles of Association. They will be entitled to a dividend from 1 January 2006.
      The new S.D.A. shares will be negotiable with effect from completion of the capital increase made by S.D.A. in connection with the Elf Spin-Off, i.e. the Completion Date, in accordance with the provisions of article L.228-10 of the Code de Commerce.

2.2.2.3.2 Determination of consideration for the contribution in the Elf Spin-Off
      As S.D.A. has no material business activity or assets and is substantially 100%-owned by Elf Aquitaine, the number of S.D.A. shares issued as consideration for the contribution in the Elf Spin-Off has been determined in such a way as to result in a ratio of one (1) S.D.A. share for every eligible Elf Aquitaine share. The breakdown between the capital increase and the contribution premium has therefore been determined by agreement.

2.2.3 Accounting treatment of the contribution in the Elf Spin-Off

2.2.3.1 Valuation of assets contributed and liabilities assumed
      To the extent that the Elf Spin-Off will not lead to a change of ultimate control of S.D.A., since, as a result of the Merger, it will merge with and into Arkema S.A. as a result of the Merger which, on the Completion Date, will itself have substantially the same shareholders as Total S.A. (excluding Total S.A. treasury shares), the assets and liabilities to be contributed by Elf Aquitaine will be contributed at their net book value, i.e.:

—	the subscription price for the 472,616,048 Arkema France shares subscribed by Elf Aquitaine under the capital increase described in section 2.1.2.1(i) of this prospectus;

—	the cost base as reflected in Elf Aquitaine’s books on 31 December 2005 for the other shares contributed by Elf Aquitaine, i.e.:

—	59,511,161 Arkema France shares representing, together with the 472,616,048 Arkema France shares mentioned above, 98.7% of its share capital and voting rights, and

—	97,720 Arkema Finance Nederland B.V. shares representing 100% of its share capital and voting rights.

      The shares referred to above will be contributed with all related financial rights and will be entitled to any dividend distribution made after the Completion Date.

	Gross book value(€)	Amort./reserves(€)	Net book value(€)

532,127,209 Arkema France shares	1,396,123,714.36	1,093,554,108.37	302,569,605.99
200,000 Arkema Finance Nederland BV shares	97,700,000.00	—	97,700,000.00
      Given that no liabilities will be assumed, the value of the net assets contributed by Elf Aquitaine therefore amounts to:

— Gross book value:	€ 1,493,823,714.36
— Reserves:	€ 1,093,554,108.37
— Net book value:	€ 400,269,605.99

2.2.3.2 Contribution premium
      The value of the net assets contributed by Elf Aquitaine amounts to €400,269,605.99 and the expected amount of the S.D.A. capital increase amounts to €399,919,426.35. The difference of € 350,179.64 represents the expected contribution premium.
      The final amount of the contribution premium will be determined based on the final amount of the S.D.A. capital increase.

2.2.3.3 Allocation by Elf Aquitaine to its shareholders of the shares issued by S.D.A.

2.2.3.3.1 Shareholders eligible for allocation of S.D.A. shares
      In accordance with the provisions of article L.236-3 II of the Code de Commerce, Elf Aquitaine shares held by Elf Aquitaine itself will not be eligible for the allocation.
      Eligible shareholders are those (other than Elf Aquitaine itself) whose shares are registered in a securities account at the close of the accounting day preceding the First Trading day.
      The registration of S.D.A. shares on the delisted share section of the regulated markets of Euronext Paris is described in sections 2.4.2.3.2, 5.5 and 5.6 of this prospectus.

2.2.3.3.2 Allocation ratio of S.D.A. shares
      The new S.D.A. shares issued as consideration for the contribution in the Elf Spin-Off will be allocated by Elf Aquitaine to its shareholders (other than Elf Aquitaine itself) on the basis of one (1) S.D.A. share for one (1) Elf Aquitaine share.
      However, to the extent that the Merger will be completed concurrently with (immediately after) the Elf Spin-Off, Elf Aquitaine shareholders (other than Total S.A.) will immediately receive Arkema S.A. shares issued in connection with the Merger instead of S.D.A. shares, on the basis of one (1) Arkema S.A. share for every fifteen (15) S.D.A. shares.
      In practice, therefore, the only S.D.A. shares that will be held by Elf Aquitaine shareholders (other than Total S.A.) will be those which could not be exchanged for Arkema S.A. shares in the Merger and which will therefore represent fractional Arkema S.A. shares (such S.D.A. shares hereinafter referred to as Merger Fractional Shares).

2.2.3.3.3 Elf Aquitaine’s accounting treatment of the S.D.A. share allocation
      Elf Aquitaine’s allocation to its shareholders of the S.D.A. shares issued as consideration for the contribution in the Elf Spin-Off, which is only one component of the Elf Spin-Off, will be made at net book value, i.e. €400,269,605.99. This amount will be deducted in full from the “share premium” (“primes

d’émission et d’apport”) account, which amounted to €2,464,405,872.24 on 31 December 2005, thereby reducing it to € 2,064,136,266.25.

2.2.3.3.4 Tax treatment of the S.D.A. share allocation
      The tax treatment applicable to the allocation of S.D.A. shares is described in section 2.1.2.5 of this prospectus.

2.2.4 Consequences of the Elf Spin-Off

2.2.4.1 Consequences for S.D.A. and its shareholders

2.2.4.1.1 Impact of the Elf Spin-Off on S.D.A.’s equity
      See sections 2.2.2.3.1 and 2.2.3.2 of this prospectus.

2.2.4.1.2 Legal structure after the Elf Spin-Off
      The legal structure of the Group after the Spin-Off of Arkema’s Businesses is shown in the diagram in section 3.3 of this prospectus.

2.2.4.1.3 Planned changes to the Board of Directors and executive management
      None.

2.2.4.2 Consequences for Elf Aquitaine
      See section 2.2.3.3.3 above.
2.3     Total Spin-Off

2.3.1 Business aspects of the Total Spin-Off

2.3.1.1 Existing relationships between the companies concerned

2.3.1.1.1 Interlocking share capital
      On the date of this prospectus, Total S.A. owned substantially all the share capital and voting rights of Arkema S.A. (3,994 of a total 4,000 shares).

2.3.1.1.2 Guarantees (Cautionnements)
      None.

2.3.1.1.3 Common directors
      None.

2.3.1.1.4 Common subsidiaries
      None.

2.3.1.1.5 Technical or commercial agreements
      The various contractual relationships between Total and Arkema are described in section 3.12 of this prospectus.

2.3.1.2 Reasons for and objectives of the Total Spin-Off
      The reasons for and the objectives of the Total Spin-Off are set out in section 2.1.1.2 Of this prospectus.

2.3.2 Legal aspects of the Total Spin-Off

2.3.2.1 The transaction
      The Total Spin-Off is subject to the provisions of articles L.236-16 to L.236-21 of the Code de Commerce. There is no joint and several liability between Total S.A. and Arkema S.A. as provided by article L.236-21 of the Code de Commerce.
      Holders of Total S.A. bonds subject to French law will be consulted on the terms and conditions described in section 2.3.2.2.2 of this prospectus and may, where applicable, lodge an objection in accordance with applicable laws.
      Furthermore, under the provisions of article L.236-21 of the Code de Commerce, any other creditor of Total S.A. and Arkema S.A. whose claim dates prior to publication of the proposed contribution may also lodge an objection within thirty days of publication of the final notice concerning the proposed contribution.

2.3.2.1.1 Date of the contribution agreement
      The contribution agreement was signed (acte sous seing privé) on 15 March 2006.

2.3.2.1.2 Date of financial statements used to determine contribution values

a) TOTAL S.A. financial statements
      The terms and conditions of the Total Spin-Off are based on Total S.A. financial statements for the year ended at 31 December 2005 and on a pro forma contribution balance sheet prepared for the purposes of the Total Spin-Off, which includes any shares contributed in the Total Spin-Off purchased or subscribed for by Total S.A. since 1 January 2006.
      Total S.A. financial statements for the year ended at 31 December 2005 were approved by the Board of Directors of Total S.A. on 14 February 2006 and are subject to approval by the general meeting to be held on 12 May 2006.

b) Arkema S.A. financial statements
      The terms and conditions of the Total Spin-Off are based on Arkema S.A.’s financial statements for the year ended at 31 December 2005, drawn up on 2 January 2006 and approved on 6 February 2006.

2.3.2.1.3 Date of accounting recognition of the Total Spin-Off
      The Total Spin-Off will take effect on the Completion Date in accordance with article L.236-4 2° of the Code de Commerce.

2.3.2.1.4 Date of board meetings approving the Total Spin-Off
      The principle and the terms of the Total Spin-Off were approved by the Boards of Directors of Total S.A. and Arkema S.A. on 14 March 2006 and 10 March 2006, respectively.

2.3.2.1.5 Date of filing of the contribution agreement with the commercial court
      The contribution agreement was filed with the commercial court of Nanterre (Tribunal de commerce de Nanterre) on 3 April 2006.

2.3.2.1.6 Tax treatment of the Total Spin-Off
      The tax treatment applicable to the Total Spin-Off is described in section 2.1.2.5 of this prospectus.

2.3.2.1.7 Date of completion of the Total Spin-Off
      The Total Spin-Off will take effect on the Completion Date.

2.3.2.2 Control of the Total Spin-Off

2.3.2.2.1 Date of the general meetings to be held to approve the Total Spin-Off
      The Total Spin-Off will be submitted for approval to the combined general meetings of Total S.A. and Arkema S.A. to be held on 12 May 2006 and 10 May 2006, respectively.

2.3.2.2.2 Date of bondholders’ meetings
      A meeting of the bondholders subject to French law issued by Total S.A. will take place to resolve on the Total Spin-Off on 24 April 2006 or, if the meeting is adjourned, on 2 May 2006. The bonds issued by Total  S.A. are not included in the Total Spin-Off.

2.3.2.2.3 Spin-off auditors (Commissaires à la scission)

Name and address:	Dominique Ledouble Cabinet CDL 99, boulevard Haussmann, 75008 Paris
Gilles de Courcel Cabinet Ricol, Lasteyrie et Associés 2, avenue Hoche, 75008 Paris
Appointment:	By order of the President of the Nanterre commercial court on 20 December 2005
Date of auditors’ reports:	Report on the terms of the contribution dated 24 March 2006
Report on the value of the contribution dated 24 March 2006
The report on the value of the contribution was filed with the commercial court of Nanterre on 3 April 2006
      The conclusions of the spin-off auditors on the value of the Total Spin-Off are the following:
      “In conclusion to our work, in our opinion, the value of the contribution of €1,544,175,344.82 is not overvalued and is therefore at least equal to the amount of the capital increase, plus the contribution premium, of the company to which the assets are contributed.”
      The conclusions of the spin-off auditors on the consideration for the contribution in the Total Spin-Off are the following:
      “In conclusion, the consideration for the contribution agreed by the parties as follows:

—	the new €10 shares issued by ARKEMA in consideration for the contribution will be allocated by TOTAL S.A. to all its shareholders (other than itself) on the basis of one (1) Arkema share for ten (10) eligible TOTAL S.A. shares, making a total of 60,567,091 new Arkema shares to be allocated on the basis of the number of eligible TOTAL S.A. shares on 10 March 2006;

—	The number of Arkema shares to be issued will, if necessary, be (i) increased by the number of additional eligible TOTAL S.A. shares issued, in particular, on exercise of TOTAL S.A. options and the undertaking to exchange Elf Aquitaine shares for TOTAL S.A. shares between 1 March 2006 and 25 April 2006 and (ii) decreased, in particular, by the number of TOTAL S.A. shares purchased by TOTAL S.A. under its share buyback program between 10 March 2006 and the day preceding the

Completion Date, the maximum number of Arkema shares that may potentially be issued being 60,967,091,

        is, in our opinion, fair.”

2.3.2.3 Consideration for the contribution in the Total Spin-Off

2.3.2.3.1 Amount of the capital increase of Arkema S.A.
      Arkema S.A. will issue new shares with a nominal value of €10 each as consideration for the contribution in the Total Spin-Off, which will be allocated immediately, and prior to the Merger, by Total S.A. to all its shareholders (other than Total S.A. itself) on the basis of one (1) Arkema S.A. share for every ten (10) eligible Total S.A. shares.
      On the basis of the theoretical number of eligible Total S.A. shares existing on 10 March 2006, the number of new Arkema S.A. shares to be issued is 60,567,091, corresponding to a capital increase in Arkema S.A. of a nominal value of €605,670,910. On this basis, Arkema S.A.’s share capital would be increased from €40,000, its amount on the date of this prospectus, to € 605,710,910. It would be divided into 60,571,091 fully paid shares all of the same class.
      However, the number of Arkema S.A. shares to be issued will, where necessary, be (i) increased according to the number of additional Total S.A. shares eligible for the allocation of Arkema S.A. shares, in particular as a result of the exercise of the Total S.A. Options referred to in section 2.1.2.7 of this prospectus and as a result of the share exchange undertaking referred to in section 2.1.2.7.1(c) of this prospectus between 1 March 2006 and the date of suspension of exercise of the stock options and of the share exchange undertaking, and (ii) decreased, in particular, by the number of Total S.A. shares acquired by Total S.A. under its share buyback programme between 10 March 2006 and the day preceding the Completion Date.
      The final number of Arkema S.A. shares to be issued and therefore the final amount of Arkema S.A.’s capital increase will be determined by the Chairman of the Board of Directors of Arkema S.A. on the basis of the exact number of eligible Total S.A. shares. The maximum amount of the capital increase will be € 609,670,910.
      The Arkema S.A. shares issued as consideration for the contribution made in the Total Spin-Off will be identical in all respects to the shares comprising the share capital of Arkema S.A. prior to the Total Spin-Off and will be subject to all the provisions of Arkema S.A.’s Articles of Association. They will be entitled to dividends from 1 January 2006.
      In accordance with articles 17.3 and 17.4 of Arkema S.A.’s Articles of Association, which will become effective as of the Completion Date and are described in section 3.18.2.6 of this prospectus:

—	the new shares will be eligible for double voting rights once they have been registered (inscription nominative) in the name of the same shareholder for a period of two years, which, for the avoidance of doubt, does not include the period during which the Total S.A. shares that gave right to the allocation of the corresponding Arkema S.A. shares were registered in the name of the same shareholder;

—	no single shareholder may, either personally or by proxy, be entitled to more than 10% of the total number of voting rights attached to the Arkema S.A. shares (or more than 20% in the case of double voting rights); however, these restrictions will become null and void when a natural person or legal entity, acting alone or in concert with one or more other natural persons or legal entities, comes to hold at least two thirds of the total number of Arkema S.A. shares following a public offer for all of Arkema S.A.’s share capital.
      The new Arkema S.A. shares will be freely negotiable with effect from completion of Arkema S.A.’s capital increase as consideration for the contribution in the Total Spin-Off, i.e. on the Completion Date, in accordance with the provisions of article L.228-10 of the Code de Commerce.

      Application has been made for the Arkema S.A. shares to be listed on Eurolist by Euronexttm, as indicated in chapter 5 of this prospectus.

2.3.2.3.2 Determination of consideration for the contribution in the Total Spin-Off
      As Arkema S.A. has no material business activity or assets and is substantially wholly-owned by Total S.A., the number of Arkema S.A. shares issued as consideration for the contribution in the Total Spin-Off has been determined in such a way as to result in a ratio of one (1) Arkema S.A. share for every ten (10) eligible Total S.A. shares. The breakdown between the capital increase and the contribution premium has therefore been determined by agreement.

2.3.3 Accounting treatment of the Total Spin-Off

2.3.3.1 Valuation of assets contributed and liabilities assumed
      The Total Spin-Off will be completed at net book value. On the Completion Date the shareholding in Arkema S.A. will be very similar to that of Total S.A., subject to section 3.17.1 of this prospectus. Please note that:

—	for all the S.D.A. shares to be received by Total S.A. as a result of the allocation to Elf Aquitaine shareholders of the S.D.A. shares issued as consideration for the contribution in the Elf Spin-Off (i.e. 269,023,452 S.D.A. shares, increased where necessary by a number equal to the number of additional Elf Aquitaine shares acquired by Total S.A. as a result of the share exchange undertaking referred to in section 2.1.2.7.1(c) of this prospectus between 1 March 2006 and the date of suspension of exercise of the stock options and of the share exchange undertaking), net book value means the net book value at which they will be recorded in Total S.A.’s balance sheet in accordance with article 115-2 of the Code Général des Impôts.

In accordance with this article 115-2, Total S.A. will record the S.D.A. shares received under the Elf Spin-Off as an asset for an amount equal to the net book value of the Elf Aquitaine shares recorded in Total S.A.’s financial statements multiplied by the ratio existing on the Completion Date between the value of S.D.A. shares and the value of Elf Aquitaine shares and Total S.A. will reduce the value of its Elf Aquitaine shares by the same amount.

In this particular case, the ratio between the fair value of S.D.A. shares and the fair value of Elf Aquitaine shares has been set at 0.6% for S.D.A. and 99.4% for Elf Aquitaine.

The net book value of the S.D.A. shares therefore amounts to €273,309,329.84. Total S.A.’s acquisition of additional Elf Aquitaine shares as a result of the share exchange undertaking referred to in section 2.1.2.7.1 of this prospectus will not have any material impact on this amount;

—	for the shares acquired by Total S.A. since 1 January 2006 (104,350,000 Arkema Finance France shares and 12,370,925 Mimosa shares) or subscribed by Total S.A. prior to the Completion Date (6,085,608 Arkema France shares), net book value means the subscription or purchase price paid for those shares by Total S.A.;

—	for other shares contributed by Total S.A. (4,000 Arkema Finance France shares, 766,291 Arkema France shares and 354,030 Arkema Europe Holdings B.V. shares) net book value means their cost base in Total S.A.’s financial statements at 31 December 2005.

      The shares referred to above will be contributed with all related financial rights and will be entitled to any dividend distribution made after the Completion Date.

	Gross book value (€)	Amort./reserves (€)	Net book value (€)

All S.D.A. shares held by Total S.A. on the Completion Date	273,309,329.84	—	273,309,329.84
104,354,000 Arkema Finance France shares	1,043,540,000.00	—	1,043,540,000.00
6,851,899 Arkema France shares	21,949,728.98	18,057,000.00	3,892,728.98
354,030 Arkema Europe Holdings B.V. shares	35,395,226.00	—	35,395,226.00
12,370,925 Mimosa shares	188,038,060.00	—	188,038,060.00
      Given that no liabilities will be assumed by Arkema S.A., the value of the net assets contributed by Total  S.A. therefore amounts to:

— Gross book value:	€1,562,232,344.82
— Results:	€18,057,000.00
— Net book value:	€1,544,175,344.82

2.3.3.2 Contribution premium
      The value of the net assets contributed by Total S.A. amounts to €1,544,175,344.82 and the expected amount of the Arkema S.A. capital increase amounts to €605,670,910. The difference of € 938,504,434.82 represents the expected contribution premium.
      The final amount of the contribution premium will be determined by the Chairman of the Board of Directors of Arkema S.A. based on the final amount of the Arkema S.A. capital increase.

2.3.3.3 Allocation by TOTAL S.A. to its shareholders of the shares issued by Arkema S.A.

2.3.3.3.1 Shareholders eligible for allocation of Arkema S.A. shares
      In accordance with the provisions of article L.236-3 II of the Code de Commerce, the Total S.A. shares held by Total S.A. itself on the allocation date will not be eligible for the allocation.
      Eligible shareholders are those (other than Total S.A. itself) whose shares are registered in a securities account at the close of the accounting day preceding the First Trading day.

—	Total S.A.’s allocation of Arkema S.A. shares to its shareholders will entail the allocation of Arkema S.A. ADSs to holders of Total S.A. ADRs through a sponsored, unlisted ADR facility on the basis of one (1) Arkema S.A. ADS for every twenty (20) Total S.A. ADSs held on the day before the Completion Date.

Arkema S.A. intends to enter into a deposit agreement with The Bank of New York. Under the terms of this agreement, The Bank of New York, as depositary, will issue Arkema S.A. ADSs which may be held either in certificated form (ADR) or in uncertificated form. Each Arkema S.A. ADS will represent one (1) Arkema S.A. share deposited with The Bank of New York. As of the date of this prospectus, Arkema S.A. does not intend that the Arkema S.A. ADSs will be listed on a securities exchange in the United States or quoted on Nasdaq or any other inter dealer quotation system in the United States;

—	Total S.A. shareholders who hold Total S.A. share certificates will not receive Arkema S.A. share certificates. They will receive uncertificated Arkema S.A. shares (actions Arkema S.A. dématérialisées) based on the ratio referred to in section 2.3.3.3.2 of this prospectus;

—	The holders of Total S.A. VVPR strips will not receive Arkema S.A. VVPR strips.

2.3.3.3.2 Allocation ratio of Arkema S.A. shares
      The new Arkema S.A. shares issued as consideration for the contribution in the Total Spin-Off will be allocated by Total S.A. to its shareholders (other than Total S.A. itself) on the basis of one (1) Arkema S.A. share for every ten (10) Total S.A. shares.

2.3.3.3.3 Practicalities of the allocation of Arkema S.A. shares
      For each eligible Total S.A. share, shareholders will receive one (1) allotment right for Arkema S.A. shares (droit d’attribution d’actions) and ten (10) allotment rights for Arkema S.A. shares will automatically give right to one (1) Arkema S.A. share. The allotment rights will be credited to securities accounts on the terms and conditions described in section 5.3.5 of this prospectus.
      Total S.A. shareholders who hold less than ten (10) Total S.A. shares or a number of Total S.A. shares which is not a multiple of ten (10), will receive for the Total S.A. shares which are less than ten (10) or which exceed a multiple of ten (10), allotment rights for fractional Arkema S.A. shares (droits d’attribution d’actions formant rompus, referred to as the Allotment Rights for Fractional Arkema Shares) up to a maximum of nine (9) Allotment Rights for Fractional Arkema Shares for each securities account. These shareholders are responsible (i) for purchasing the number of Allotment Rights for Fractional Arkema Shares required to obtain one (1) Arkema S.A. share or one (1) additional Arkema S.A. share, as the case may be, or (ii) for selling their Allotment Rights for Fractional Arkema Shares.
      Accordingly, application has been made for allotment rights for Arkema S.A. shares (droits d’attribution d’actions) to be listed on Eurolist by Euronexttm for a period expiring on 26 June 2006. After that date, the allotment rights for Arkema S.A. shares will be registered on the delisted shares section of the regulated markets of Euronext Paris until 29 December 2006. In practice, only the Allotment Rights for Fractional Arkema Shares will be tradable.
      Total S.A. undertakes, under the terms to be set forth in the Euronext notice relating to the transaction, to reimburse the brokerage fees and VAT pertaining thereto paid by Total S.A. shareholders on (i) the sale of Allotment Rights for Fractional Arkema Shares which will be credited to their securities account on the Completion Date, or, where applicable, on (ii) the purchase of the number of Allotment Rights for Fractional Arkema Shares which, taking account of the number of Allotment Rights for Fractional Arkema Shares they received as indicated under (i) above, is required to obtain an additional Arkema S.A. share.
      Pursuant to article L.228-6 of the Code de Commerce, upon decision of the Board of Directors of Total S.A., Total S.A. may, in accordance with applicable laws, sell the Arkema S.A. shares not claimed by the holders of allotment rights for Arkema S.A. shares, provided that it publishes notice thereof at least two years in advance, in accordance with applicable law. Total  S.A. plans to publish such notice shortly after the Completion Date.
      With effect from the sale, the allotment rights for Arkema S.A. shares shall, insofar as necessary, be cancelled and their holders may then only claim a distribution in cash of the net sale proceeds of any unclaimed Arkema S.A. shares.
      Holders of allotment rights for Arkema S.A. shares will be advised that Total S.A. will hold the net sale proceeds of the Arkema S.A. shares at their disposal in a blocked bank account for a period of ten years. After ten years, any remaining proceeds will be paid to the Caisse des dépôts et consignations where they may still be claimed by the former holders (ayants droit) of allotment rights for a period of twenty years. After twenty years, any remaining proceeds will be definitively acquired by the French State.

2.3.3.3.4 Total S.A. accounting treatment of the Arkema S.A. share allocation
      Total S.A.’s allocation to its shareholders of the Arkema S.A. shares issued as consideration for the contribution in the Total Spin-Off, which is only one component of the Total Spin-Off, will be made at net book value, i.e. €1,544,175,344.82. This amount will be deducted in full from the “share premium” (“prime

d’émission et d’apport”) account, which amounted to €34,563,052,123.17 at 31 December 2005, thereby reducing it to € 33,018,876,778.35.

2.3.3.3.5 Tax treatment of the allocation of Arkema S.A. shares and of Allotment Rights for Fractional Arkema Shares
      The tax treatment applicable to the allocation of Arkema S.A. shares and Allotment Rights for Fractional Arkema Shares is described in section 2.1.2.5 of this prospectus.

2.3.4 Consequences of the Total Spin-Off

2.3.4.1 Consequences for Arkema S.A. and its shareholders

2.3.4.1.1 Impact of the Total Spin-Off on Arkema S.A.’s equity
      See sections 2.3.2.3.1 and 2.3.3.2 of this prospectus.

2.3.4.1.2 Legal structure after the Total Spin-Off
      The legal structure of the Group after the Spin-Off of Arkema’s Businesses is shown in the diagram in section 3.3 of this prospectus.

2.3.4.1.3 Planned changes to the Board of Directors and executive management
      See section 3.14.1.1 of this prospectus.

2.3.4.1.4 Financial information
      Arkema’s pro forma financial statements are provided in Appendix D.1 to this prospectus.

2.3.4.2 Consequences for TOTAL S.A. and its shareholders

2.3.4.2.1 Impact of the Total Spin-Off on Total S.A.’s equity
      See section 2.3.3.3.4 of this prospectus.

2.3.4.2.2 Planned changes to the Board of Directors and executive management
      The Total Spin-Off will have no effect on the composition of the Board of Directors of Total S.A. However, Thierry Le Hénaff and Philippe Goebel, who are currently members of the management committee (which includes the members of Total S.A.’s executive committee together with 22 managers of the Total ’s various operating divisions and support functions) will step down from the management committee before the Completion Date.

2.3.4.2.3 Impact of the Total Spin-Off on Total S.A.’s shareholding structure
      The Total Spin-Off will have no impact on Total S.A.’s shareholding structure.

2.3.4.2.4 Impact of the Total Spin-Off on Total S.A.’s consolidated financial statements
      The Spin-Off of Arkema’s Businesses will result in the free allocation (attribution gratuite) of Arkema S.A. shares to the shareholders of Total S.A. (other than Total S.A. itself). For Total S.A. shareholders, the transaction is treated as an exchange of non-monetary assets.
      In Total S.A.’s consolidated financial statements, all assets and liabilities included in the Total Spin-Off will be deconsolidated at their net book value, with a corresponding decrease in consolidated equity.
      The Spin-Off of Arkema’s Businesses will therefore have no impact on Total S.A.’s consolidated income statement on the Completion Date.

      As international financial reporting standards (IFRS) do not contain specific rules for this type of transaction, Total S.A. has based its accounting treatment of the transaction on generally accepted accounting principles in the United States (US GAAP), and more particularly on opinion APB 29 (Accounting Principles Board Opinions) on accounting for non-monetary transactions.
      The Spin-Off of Arkema’s Businesses will be submitted for approval to Total S.A.’s general meeting to be held on 12 May 2006, on which date the Arkema sub-group will no longer be consolidated by Total S.A. Deconsolidation will become effective in Total S.A.’s interim consolidated financial statements for the six months ended at 30 June 2006.
      All the accounting transactions arising out of the Spin-Off of Arkema’s Businesses fall within the scope of IFRS 5 “Non-current assets held for sale and discontinued operations”. Accordingly, in its interim financial statements on 30 June and 30 September 2006 as well as in its annual financial statements for 2006, Total will provide separate income statement, balance sheet and cash flow information for Total ’s continuing operations (excluding Arkema’s Businesses) and Arkema’s Businesses.
      Based on information available on the date of this prospectus, Total believes that the deconsolidation of Arkema’s Businesses will reduce its revenue, consolidated net earnings and capital employed(1) by less than 5%.

2.4	Merger of S.D.A. with and into Arkema S.A.

2.4.1 Business aspects of the Merger

2.4.1.1 Existing relationships between the companies concerned

2.4.1.1.1 Interlocking share capital
      As of the date of this prospectus, there was no share capital interlock between the two companies.
      On the Completion Date, after completion of the Total Spin-Off and before the completion of the Merger, Arkema S.A. will hold a percentage of S.D.A.’s share capital similar to Total S.A.’s percentage holding in Elf Aquitaine.

2.4.1.1.2 Guarantees (Cautionnements)
      None.

2.4.1.1.3 Common directors
      None.

2.4.1.1.4 Common subsidiaries
      None.

2.4.1.1.5 Technical or commercial agreements
      None.

2.4.1.2 Reasons for and objectives of the Merger
      The reasons for and the objectives of the Merger are set out in section 2.1.1.2 of this prospectus.

     1 Capital employed includes net fixed assets plus working capital requirements, net of deferred taxes and non-current provisions.

2.4.2 Legal aspects of the Merger

2.4.2.1 The transaction

2.4.2.1.1 Date of the Merger agreement
      The Merger agreement was signed (acte sous seing privé) on 15 March 2006.

2.4.2.1.2 Date of financial statements used to determine the conditions of the Merger

a) Arkema S.A.’s financial statements
      The conditions of the Merger are based on Arkema S.A.’s financial statements for the year ended at 31 December 2005 and a balance sheet drawn up for the purposes of the Merger, which takes account of the completion of the Total Spin-Off.

b) S.D.A. financial statements
      The conditions of the Merger are based on S.D.A.’s financial statements for the year ended at 31 December 2005 and a balance sheet drawn up for the purposes of the Merger, which takes account of the completion of the Elf Spin-Off.

2.4.2.1.3 Date of accounting recognition of the Merger
      The Merger will take retroactive effect on 1 January 2006 and, accordingly, the results of all operations affecting assets and liabilities, together with associated taxes, undertaken by S.D.A. from 1 January 2006 to the Completion Date will be exclusively for the benefit or at the expense, as the case may be, of Arkema S.A., and treated as if they had been carried out by Arkema S.A. from an accounting point of view, as of that date.

2.4.2.1.4 Date of board meetings approving the Merger
      The principle and the terms of the Merger were approved by the Boards of Directors of Arkema S.A. and S.D.A. on 10 March 2006.

2.4.2.1.5 Date of filing of the Merger agreement with the commercial court
      The Merger agreement was filed with the commercial court of Nanterre (Tribunal de commerce de Nanterre) on 3 April 2006.

2.4.2.1.6 Tax treatment of the Merger
      The tax treatment applicable to the Merger is described in section 2.1.2.5 of this prospectus.

2.4.2.1.7 Date of completion of the Merger
      The Merger and, accordingly, the dissolution without liquidation of S.D.A., will take effect on the Completion Date.

2.4.2.2 Control of the Merger

2.4.2.2.1 Date of the general meetings to be held to approve the Merger
      The Merger will be submitted for approval to the combined general meeting of Arkema S.A. and to the extraordinary general meeting of S.D.A. shareholders to be held on 10 May 2006.

2.4.2.2.2 Merger auditors (Commissaires à la Fusion)

Name and address:	Dominique Ledouble Cabinet CDL 99, Boulevard Haussmann, 75008 Paris
Gilles de Courcel Cabinet Ricol, Lasteyrie et Associés 2, avenue Hoche, 75008 Paris
Appointment:	By order of the President of the commercial court of Nanterre on 20 December 2005
Date of auditors’ reports:	Report on the terms of the Merger dated 24 March 2006
Report on the value of the contributions (apports) dated 24 March 2006
The report on the value of the contributions (apports) was filed with the Nanterre commercial court on 3 April 2006
      The conclusions of the merger auditors on the value of the contributions are the following:
      “In conclusion to our work, in our opinion, the value of the contributions of €400,309,611.77 is not overvalued and is therefore at least equal to the amount of the capital increase, plus the merger premium and merger surplus, of the company acquiring the assets.”
      The conclusions of the merger auditors on the consideration for the contributions are the following:
      “In conclusion to our work, in our opinion, the exchange ratio of one Arkema share for fifteen S.D.A. shares is fair.”

2.4.2.3 Terms of Merger

2.4.2.3.1 Capital increase
      Pursuant to the provisions of article L.236-3 of the Code de Commerce, no Arkema S.A. shares will be issued in the Merger as consideration for the S.D.A. shares held by Arkema S.A. itself as a result of the prior completion of the Total Spin-Off.
      In consideration for the net assets of S.D.A. contributed in the Merger, S.D.A. shareholders (other than Arkema S.A.) will receive new, fully paid shares to be issued by Arkema S.A. on the basis of one (1) new Arkema S.A. share for fifteen (15) S.D.A. shares.
      Based on the number of S.D.A. shares that will be held by Arkema S.A. after the Total Spin-Off, i.e. 269,023,452, determined on 10 March 2006 and on the number of S.D.A. shares held by shareholders other than Arkema S.A. after the Elf Spin-Off, i.e. 1,499,105, as determined on 10 March 2006, a total of 99,940 new Arkema S.A. shares would be issued to S.D.A. shareholders (other than Arkema S.A.) as a result of the Merger, corresponding to a capital increase of a nominal value of €999,400. On this basis, Arkema S.A.’s share capital would be increased from €605,710,910 (expected amount after the Total Spin-Off), to € 606,710,310. It would be divided into 60,671,031 fully paid shares all of the same class.
      However, the number of S.D.A. shares held by Arkema S.A. and by Elf Aquitaine shareholders other than Arkema S.A. immediately before the Completion Date may vary as a result of the exercise of Elf Aquitaine stock options and of the share exchange undertaking referred to in section 2.1.2.7 of this prospectus between 1 March 2006 and the date of suspension of the exercise of the stock options and of the share exchange undertaking.
      The final amount of Arkema S.A.’s capital increase and, accordingly, the number of Arkema S.A. shares to be issued in the Merger, will, therefore, be determined by the Chairman of the Board of Directors of Arkema S.A. on the basis of the exact number of S.D.A. shares to be exchanged for Arkema S.A. shares in the Merger. The maximum amount of the capital increase will be € 1,153,730.

      The shares will be identical in all respects to the existing shares comprising Arkema S.A.’s share capital and will be subject to all the provisions of Arkema S.A.’s Articles of Association. They will be entitled to a dividend as from January 2006.
      The new Arkema S.A. shares will be negotiable as of completion of the capital increase to be made by Arkema S.A. as a result of the Merger, i.e. the Completion Date, in accordance with the provisions of article L.228-10 of the Code de Commerce.
      Application has been made for the shares comprising Arkema S.A.’s share capital after the Merger to be listed on Eurolist by Euronexttm, as indicated in section 2.1.2.4 and Chapter 5 of this prospectus.

2.4.2.3.2 Treatment of Merger Fractional Shares (actions formant rompus de fusion)
      S.D.A. shareholders who do not hold fifteen (15) S.D.A. shares or a multiple thereof required to obtain a whole number of Arkema S.A. shares will be responsible (i) either for acquiring the requisite number of S.D.A. shares to obtain one (1) Arkema S.A. share or one (1) additional Arkema S.A. share or (ii) for selling their S.D.A. shares.
      Accordingly, the S.D.A. shares will be registered on the delisted shares section of Euronext Paris until Friday, 29 December 2006. In practice, only the Merger Fractional Shares (actions formant rompus de fusion) will be tradable.
      Total S.A. undertakes, under the terms to be set forth in the Euronext notice relating to the transaction, to reimburse the brokerage fees and VAT pertaining thereto paid by S.D.A. shareholders on (i) the sale of Merger Fractional Shares which will be credited to their securities account at the Completion Date or, where applicable, on (ii) the purchase of the number of Merger Fractional Shares which, taking account of the number of Merger Fractional Shares they received as indicated under (i) above, is required to obtain an additional Arkema S.A. share.
      In accordance with the provisions of article L.228-6 of the Code de Commerce,upon decision of Arkema S.A.’s Board of Directors, Arkema S.A. may, in accordance with applicable law, sell the Arkema S.A. shares not claimed by eligible S.D.A. shareholders provided that it publishes notice thereof at least two years in advance in accordance with applicable law. Arkema S.A. plans to publish such notice shortly after the Completion Date.
      With effect from the sale, any S.D.A. shares that have not been tendered in exchange for Arkema S.A. shares will, insofar as necessary, be cancelled and their holders may then only claim a distribution in cash of the net sale proceeds of any unclaimed Arkema S.A. shares.
      Holders of S.D.A. shares will be advised that Arkema S.A. will hold the net proceeds of the sale of the Arkema S.A. shares at their disposal in a blocked bank account for a period of ten years. After ten years, any remaining proceeds will be paid to the Caisse des dépôts et consignations where they may still be claimed for a period of twenty years. After twenty years, any remaining proceeds will be definitively acquired by the French State.

2.4.3 Accounting treatment of the contributions made under the Merger

2.4.3.1 Valuation of assets contributed and liabilities assumed
      The Merger is an internal restructuring with no change of control. Consequently, in accordance with the provisions of Regulation 2004-01 of the Comité de la Réglementation Comptable, S.D.A.’s assets and liabilities will be contributed to Arkema S.A. at their net book value as reflected in S.D.A.’s balance sheet referred to in section 2.4.2.1.2(b) of this prospectus.
      The assets and liabilities of S.D.A. are principally those assets and liabilities that will be contributed by Elf Aquitaine to S.D.A. as a result of the Elf Spin-Off, besides further S.D.A. assets and liabilities which are not significant.

2.4.3.1.1 Assets contributed
      Based on S.D.A.’s balance sheet and accounting for the Merger at net book value, the assets contributed by S.D.A. comprise the following:

a) Financial assets
      The financial assets contributed by S.D.A. to Arkema S.A. are:

	Gross book value (€)	Amort./reserves(€)	Net book value(€)

532,127,209 Arkema France shares contributed by Elf Aquitaine in the Elf Spin-Off prior to the Merger	1,396,123,714.36	1,093,554,108.37	302,569,605.99
97,720 Arkema Finance Nederland B.V. shares contributed by Elf Aquitaine in the Elf Spin-Off prior to the Merger	97,700,000.00	—	97,700,000.00

Total financial assets	1,493,823,714.36	1,093,554,108.37	400,269,605.99

b) Current assets

	Gross book
	value (€)	Amort./reserves (€)	Net book value (€)

Cash	23,580.00	—	23,580.00

Other assets	22,325.78	—	22,325.78
Total current assets	45,905.78	—	45,905.78
      The net value of assets contributed by S.D.A. to Arkema S.A. therefore amounts to:

— Gross book value:	€ 1,493,869,620.14
— Reserves:	€ 1,093,554,108.37
— Net book value:	€ 400,315,511.77

2.4.3.1.2 Liabilities assumed
      The Merger is agreed in return for Arkema S.A. assuming all of S.D.A.’s liabilities, which comprise trade notes and accounts payable totalling € 5,900.

2.4.3.1.3 Calculation of S.D.A.’s net assets contributed to Arkema S.A. in the Merger
      As a result of the above:

— S.D.A.’s assets are contributed at a book value of:	€ 400,315,511.77
— Liabilities assumed by Arkema S.A. amount to:	€ 5,900.00
      S.D.A.’s net assets contributed to Arkema S.A. therefore total € 400,309,611.77.

2.4.3.2 Merger premium and Merger surplus

2.4.3.2.1 Merger premium

The net assets contributed in the Merger, corresponding to the 1,499,105 S.D.A. shares that will be held by S.D.A. shareholders other than Arkema S.A. amount to:	€ 2,218,322
The expected amount of Arkema S.A.’s capital increase is:	€ 999,400
The difference represents the Merger premium which amounts to an expected sum of:	€ 1,218,922

      The final amount of the Merger premium will be determined by the Chairman of the Board of Directors of Arkema S.A. according to the final amount of Arkema S.A.’s capital increase.

2.4.3.2.2 Merger surplus (boni de fusion)

The net assets contributed in the Merger corresponding to the 269,023,452 S.D.A. shares that are expected to be contributed to Arkema S.A. under the Total Spin-Off amount to:	€398,091,289.77

The cost base of S.D.A. shares in the accounts of Arkema S.A. amounts to:	€273,309,329.84

The difference represents the Merger surplus, which amounts to the expected sum of:	€124,781,959.93
      The final amount of the Merger surplus will be determined by the Chairman of Arkema S.A.’s Board of Directors, according to the exact number of S.D.A. shares held by Arkema S.A. immediately before the Merger.

2.4.4 Determination of consideration
      The exchange ratio between S.D.A. shares and Arkema S.A. shares under the Merger has been calculated, in accordance with usual practice, using a multi-criteria valuation method, taking the valuations of S.D.A. and Arkema S.A. established on a sum-of-the-parts basis (both companies are valued at the sum of the multi-criteria valuations of each of their shareholdings). In the absence of any material debt or cash, or other assets and liabilities, the valuations of S.D.A. and Arkema S.A. are based on the sum of the valuations of their shareholdings in the following subsidiaries:

—	for S.D.A.: 98.7% of the Arkema France shares and 100% of the Arkema Finance Netherland B.V. shares;

—	for Arkema S.A.: all of the S.D.A. shares allocated to Total S.A. by Elf Aquitaine as a result of the Elf Spin-Off and thereafter contributed by Total S.A. to Arkema S.A. under the Total Spin-Off (i.e. approximately 99.4% of the S.D.A. shares), 1.3% of the Arkema France shares, 100% of the Arkema Europe Holdings B.V. shares, 100% of the Arkema Finance France shares and 100% of the Mimosa shares.
      The value of other assets and liabilities held or due by S.D.A. and Arkema S.A. is not significant.

2.4.4.1 Criteria used
      The shareholdings of the two companies have been valued using a multi-criteria analysis including the following methods:

— Discounted cash flows:

This method consists of discounting future cash flows and measuring the capacity of the entity to create value. To reflect the level of risk specific to each business or entity valued, a specific cost of capital has been used in the calculations, based on observed market data.

Consequently, Arkema Delaware Inc. and Arkema Europe Holdings B.V. were valued according to risk levels specific to chemicals companies in North America, as a predominant proportion of their business and results is generated in that area. The businesses of other entities valued are essentially European, and a risk level specific to European chemicals companies has been used in their valuation.

— Peer group comparisons

This method consists of determining the implied value of the entity valued by applying the multiples of listed companies that are comparable in terms of (i) business profile, (ii) geographical areas of operation and (iii) size.

Stock market multiples have been estimated on the basis of two samples of listed companies of the chemicals business: the sample used for Arkema Delaware Inc. and Arkema Europe Holdings B.V. encompasses three American companies: Chemtura, Celanese and Eastman. For all the other valued entities, the sample is composed of European chemicals companies: BASF, Ciba, Clariant, Kemira, DSM, Lanxess and Tessenderlo.

The multiples used in the valuation are the ratio between the enterprise value and their EBITDA(2) and EBIT estimates.

The ratio of market capitalization to estimated net income has not been used in the valuation of holdings of S.D.A. and Arkema S.A., as the financial structure of the companies being valued reflects an integrated financial management policy within a group of companies and not a stand-alone operation.

2.4.4.2 Criteria not used
      Restated net asset value is the sum of net assets plus any unrealized gains or losses recognized on or off the balance sheet. This method is used, in particular, to value investment and real estate companies the business activity of which is buying and selling assets. It is not appropriate for an industrial group such as Arkema which uses its assets in ongoing operations.
      The discounted dividend method has not been used because Arkema S.A. and S.D.A., as subsidiaries of Total , have not yet had their own dividend policy.
      The past transaction multiples method was not used as these multiples usually incorporate a control premium, which is not relevant for the proposed transactions.
      The net asset value method was not used as it includes shareholders’ contributions in kind and in cash, as well as the company’s historical accumulated results, rather than its future prospects.

2.4.4.3 Resulting merger ratios
      The table below shows the relative weight of S.D.A. in Arkema S.A. and the resulting merger ratio derived therefrom on the basis of the valuation method used.

			Resulting ratio(**)
			(number of S.D.A.
	Relative weight of		shares for one
Valuation method	S.D.A. in Arkema S.A.		Arkema S.A. share)

Low range of the valuation on a sum-of-the parts basis	25.7%		17.4
High range of the valuation on a sum-of-the parts basis	31.2%		14.3
Mid-range of the valuation on a sum-of-the parts basis	28.8	%(*)	15.5

(*)	Relative weight calculated on the basis of the average absolute values.

(**)	The number of Arkema S.A. and S.D.A. shares used for calculating the ratios mentioned in the table above are 60,571,091 and 270,522,557, respectively. The variation of the number of Total S.A. or Elf Aquitaine shares entitling to the allocation of Arkema S.A. or S.D.A. shares, respectively, before the Completion Date has no significant consequence on these calculations.
     On this basis, the merger ratio has been set at fifteen (15) S.D.A. shares for one (1) Arkema S.A. share.

     2 EBITDA is defined as operating income before depreciation, amortisation and impairment of assets. It is not an aggregate defined by accounting principles. EBITDA is calculated differently from one company to another, and consequently the EBITDA figures given in this document are not necessarily comparable with EBITDA figures disclosed by other companies. For Arkema, the recurring EBITDA adopted corresponds to the definition which can be found in paragraph XV, entitled “Main accounting and financial indicators” of the accounting principles and methods described in the pro forma financial statements.

        The estimates of the various financial aggregates used in the valuation are taken from research reports of financial analysts.

2.4.5 Consequences of the Spin-Off of Arkema’s Businesses

2.4.5.1 Consequences for Arkema S.A. and its shareholders

2.4.5.1.1 Impact of the Merger on equity
      See sections 2.4.2.3.1 and 2.4.3.2 of this prospectus.

2.4.5.1.2 Legal structure after the transaction
      The three transactions comprising the Spin-Off of Arkema’s Businesses will take effect concurrently on the Completion Date. The Group’s legal structure after the transaction is shown in section 3.3 of this prospectus.

2.4.5.1.3 Planned changes to the Board of Directors and executive management
      Information on planned changes to the Board of Directors and executive management are described in section 3.14.1.1 of this prospectus.

2.4.5.1.4 Financial information
      Arkema’s pro forma financial statements are provided in Appendix D.1 to this prospectus.

2.4.5.1.5 New strategic directions envisaged
      The new strategic directions and prospects for Arkema are described in sections 3.4 and 3.13.3 of this prospectus presenting Arkema’s businesses.

2.4.5.1.6 Earnings and dividend payout policy
      Earnings and dividend payout policy are described in section 3.23 of this prospectus.

2.4.5.2 Consequences for S.D.A. and its shareholders
      In accordance with the provisions of article L.236-3 of the Code de Commerce,completion of the Merger will lead to the dissolution without liquidation of S.D.A. and the transfer of all its assets and liabilities to Arkema S.A.. Its shareholders (other than Arkema S.A.) will become shareholders of Arkema S.A.

2.5	Factors to be considered in the valuation of Arkema S.A. after the Spin-Off of Arkema’s Businesses
      The following factors to be considered in the valuation are given for information purposes only and should under no circumstances be interpreted as an indication of Arkema S.A.’s share trading price.
      The information required to prepare the factors to be considered in the valuation presented below and in particular the forecasts provided with respect to certain companies in the chemicals sector have been taken from documents available to the public (in particular annual reports and consensus information established based on recent research reports or on the IBES database published on the companies concerned). Accordingly, this information has not been and will not be subject to independent verification.
      Total S.A. and Arkema S.A. will publish a joint press release updating this information on 9 May 2006.
      Euronext will publish a notice before the First Trading day setting out the price that will serve as reference for the first trading price and which will be based, among other things, on the update of the information as indicated above. This reference price will be used only to set reservation thresholds and is not an indication of the price at which Arkema S.A. shares will actually trade.
      Among the various valuation criteria, peer group comparisons aim to compare Arkema with a sample of listed companies that are comparable in terms of (i) business profile, (ii) geographical areas of operations and (iii) size.

      The main listed companies in the European chemicals sector are Akzo Nobel, BASF, Ciba, Clariant, Degussa, DSM, Kemira, Lanxess, Rhodia, Solvay and Tessenderlo.
      None of these companies is directly comparable to Arkema given their profiles:

—	Akzo Nobel and Solvay have a very diversified business profile in the healthcare and pharmaceuticals sectors and cannot therefore be considered as representative of the chemicals sector;

—	BASF derives a significant proportion of its business from the energy and gas transport sectors;

—	Ciba, Clariant and Kemira are pure specialty chemicals companies (that is, with a downstream positioning relative to Arkema );

—	DSM, unlike Arkema , has a large part of its business in fine chemicals and vitamins;

—	Degussa has a similar business profile to Arkema, but its share price is not relevant given the buyout tender offer (offre de rachat des minoritaires) currently in progress initiated by RAG;

—	Rhodia benefits from significant greenhouse gas credits and its multiples are therefore not relevant for comparison with Arkema ;

—	Lanxess’ businesses are not in the same areas as those of Arkema ;

—	Only the PVC business of Tessenderlo is directly comparable to Arkema activities.
      The table presented below therefore includes all these companies except for Rhodia, Akzo Nobel, Solvay and Degussa.
      The multiples shown in the table below are the ratios of enterprise value(3) of the sample companies calculated on the basis of their average quotation during the month preceding 31 March 2006 to the published EBITDA(4), EBIT and net income figures for 2005 and to EBITDA, EBIT and net income estimates based on analysts’ consensus estimates on the companies concerned. Price Earnings Ratio is defined as the ratio between the average market capitalisation during the month preceding 31 March 2006 and net income in the reference year.

     3 For application of peer group comparisons, enterprise value is defined as market capitalisation plus net debt plus minority interests (valued based on the ratio of market capitalisation to the equity’s book value) minus investments in associates accounted under equity method (at book value) plus post-tax value of the debt reserves (particularly reserves for pension schemes and other social contributions)
     4 EBITDA is defined as operating income before depreciation, amortisation and impairment of assets. It is not an aggregate defined by accounting principles. EBITDA is calculated differently from one company to another, and consequently the EBITDA figures given in this document are not necessarily comparable with EBITDA figures disclosed by other companies. For Arkema, the recurring EBITDA adopted corresponds to the definition which can be found in paragraph XV, under the heading “Main accounting and financial indicators” set forth in the section describing the accounting principles and methods in the pro forma financial statements.

        The estimates of the various financial aggregates used in the valuation are taken from research reports of financial analysts.

      Sales multiples have not been used as they do not reflect the differing levels of profitability of the sample companies. Price Earnings Ratio multiples have been presented even though the widely differing financial structures of the sample companies make this multiple less relevant.

	Enterprise	Enterprise	Enterprise	Enterprise
	value/2005	value/2006(e)	value/2005	value/2006(e)		2006(e)
Company	EBITDA	EBITDA	EBIT	EBIT	2005 PER	PER

BASF	4.5	4.3	6.3	5.9	10.6	10.6
Ciba	8.7	8.1	14.9	13.2	15.8	15.0
Clariant	7.9	6.6	12.5	9.3	14.1	10.9
Kemira	8.0	7.2	13.9	12.2	19.7	16.0
DSM	6.1	5.9	9.8	9.5	13.1	12.6
Lanxess	6.2	5.9	11.5	10.1	16.6	14.6
Tessenderlo	6.9	6.3	ns	ns	ns	14.9

Source: Companies, Datastream, analysts notes.

(e)	Estimates.
     No securities are being offered for sale or subscription and no securities are being purchased or subscribed for by investors in connection with the listing of Arkema S.A. shares. The first listing is expected to occur on 18 May 2006 after approval of this transaction by Total  S.A. and Elf Aquitaine general meetings.
Financial analyses should be published in this context.

CHAPTER 3 — PRESENTATION OF THE GROUP
      All the quantified data shown in Chapter 3 have been established on a pro forma basis.

3.1 Selected financial information
      The table below shows ARKEMA’s key annual financial data for the years ended 2003, 2004 and 2005, drawn from the pro forma financial statements shown in Appendix D.1 to this prospectus. These financial data should be read in connection with such financial statements and with section 3.21 of this prospectus.

	2003	2004	2005

	(In millions of Euro)
Sales	5,047	5,318	5,710
Recurring EBITDA*	249	301	355
Recurring EBITDA* margin	4.9%	5.7%	6.2%
Recurring operating income*	(48)	11	128
Other income and expenses*	(275)	(605)	(514)
Operating income*	(323)	(594)	(386)
Net income	(378)	(626)	(428)
Capital employed*	3,330	2,929	3,068
Capital expenditure	296	300	333
Depreciation and amortization	(297)	(290)	(227)

(*)	These indicators are defined in paragraph XV, under the heading ‘Main accounting and financial indicators’ set forth in the section describing the accounting principles and methods in the pro forma financial statements.

3.2	General information about the Company
      At the date of this prospectus and before completion of the Spin-Off of Arkema’s Businesses described in Chapter 2, the Company is not conducting any business; it has a capital of €40,000, corresponding to 4,000 shares and is nearly 100% controlled by Total S.A.
      The description of the Company in this prospectus takes into account the completion of the Spin-Off of Arkema’s Businesses described in Chapter 2 of this prospectus.
      A simplified legal organisation chart of the Group, after completion of the Spin-Off of Arkema’s Businesses, is shown in section 3.3 of this prospectus.

3.2.1 Company name
      As from 18 April 2006, the Company’s name will be: Arkema.

3.2.2 Registration place and number
      The Company is registered at the Nanterre Trade and Companies Registry (Registre du Commerce et des Sociétés de Nanterre) under registration number 445 074 685.
      The Company’s SIRET number is 445 074 685 00022. Its NAF code is 241L.

3.2.3 Date of incorporation and term
      The Company was incorporated on 31 January 2003 for a fixed period of 99 years from its date of registration at the Trade and Companies Registry, until 31 January 2102, unless the term is extended or the Company is wound up earlier.

3.2.4 Registered office, legal form, and applicable legal regime

Registered office:	4-8 Cours Michelet, 92800 Puteaux, France
Telephone:	+ 33(0) 1.49.00.80.80
      The Company is a French société anonyme with a Board of Directors subject, in particular, to the provisions of Volume II of the Code de Commerce and of decree No. 67-236 of 23 March 1967 governing commercial companies.

3.3 Simplified Legal Organisation Chart
      The simplified legal organisation chart of Arkema within Total before completion of the Spin-Off of Arkema’s Businesses is shown in the introduction to Chapter 2 of this prospectus. The simplified legal organisation chart of the Group after completion of the Spin-Off of Arkema’s Businesses is as follows:

3.4	Information About the Group’s Business

3.4.1 Presentation of the Group’s industry sector
      The Group is an important player in the global chemical industry.
      The industry sector to which the Group belongs, commonly called an ‘industry for industries’, manufactures a very wide range of products for other major industries: construction, packaging, chemicals, automobiles, electronics, food manufacturing, pharmaceuticals, etc.
      The chemical industry is a processing industry that is based on the transformation in one or several stages of raw materials (oil derivatives, gas, minerals, natural products, etc.) into more or less complex chemical products, or into plastics obtained by polymerisation.
      At the two extremes of this wide spectrum, there are, on the one hand, commodities (characterised by few transformation stages, large volumes, and cyclical unit prices and margins), such as olefins and polyolefins, ammonia, methanol and caustic soda, and, on the other hand, sophisticated products like pharmaceuticals and agrochemical derivatives. Between these two extremes is a large number of chemical intermediates, polymers and fine-chemical products.
      The chemical industry also includes specialty products such as adhesives, paints, inks, varnishes, cosmetics and detergents, developed in response to the need for application products.
      With estimated total production of almost € 1,740 billion in 2004, the world chemical industry ranks third among industrial sectors behind manufactured goods (equipment goods, transport, machinery, etc.) and food production. The chemical sector is a worldwide industry located in three main geographic regions, namely Europe (about 37% of world production), North America (about 26% of world production) and Asia (about 30% of world production)(5). Trade in chemicals between these three main production regions is growing, though is still limited at present.
      The chemical industry is a very fragmented sector, both in terms of products (several tens of thousands), final markets (most industrial sectors are consumers) and industry players (the share of the world market of the top ten companies does not exceed 20%).

3.4.2 Group Profile
      The Group operates in this industrial context with a coherent business portfolio focused on three segments: Vinyl Products, Industrial Chemicals and Performance Products.
      With sales of € 5.7 billion in 2005, the Group is one of the world’s leading players in chemicals.
Sales by business division

	2003		2004		2005

	(In billions of euro)
Vinyl Products	1.22	24%	1.37	26%	1.39	24%
Industrial Chemicals	2.02	40%	2.15	40%	2.41	42%
Performance Products	1.80	36%	1.80	34%	1.91	34%

Total	5.04	100%	5.32	100%	5.71	100%

      The Group, which is present in 40 countries, conducts its businesses on a global scale, using production sites in Europe, North America and Asia (90 production sites), as well as having marketing subsidiaries in a large number of countries.

     5 Source CEFIC, January 2005.

      In the majority of its product lines, the Group ranks among the leading world producers (PMMA, fluorochemicals, hydrogen peroxide, etc), or is a regional leader as in chlorochemicals in Europe, for example.
Sales by geographic region(*)

	2003		2004		2005

	(In billions of euro)
Europe	2.95	58%	3.17	60%	3.26	57%
NAFTA(**)	1.22	24%	1.25	23%	1.46	25%
Asia	0.59	12%	0.66	12%	0.72	13%
Rest of the World	0.28	6%	0.24	5%	0.27	5%

Total	5.04	100%	5.32	100%	5.71	100%

(*)	Based on the geographic location of customers.

(**)	United States, Canada and Mexico.
Capital employed by geographic region

	2003		2004		2005

	(In billions of euro)
Europe	2.20	66%	1.99	68%	2.04	66%
NAFTA(*)	0.96	29%	0.77	26%	0.82	27%
Asia	0.15	4%	0.15	5%	0.17	6%
Rest of the World	0.02	1%	0.02	1%	0.04	1%

Total	3.33	100%	2.93	100%	3.07	100%

(*)	United States, Canada and Mexico.
     The Group has six research and development (R&D) centres, of which four are in France, one in the United States and one in Japan. Almost 1,400 researchers work within the Group. The Group’s spending on R&D amounted to almost 3.3% of sales in 2005.
      At 31 December 2005, the Group had 18,400 employees.
      The breakdown of the Group’s employees by geographic region over the past three years is shown in section 3.7.1.1 of this prospectus.

Summary of the Group’s main products and their areas of application

Vinyl Products
Chlorochemicals and PVC	Production of polyvinyl chloride (PVC)
Chemicals, aluminium, pulp and paper, detergents and soaps
Construction, wall covering, automobile industry, pipes, tubes, and profiles, the solvents market, and as a raw material for fluorinated products
Vinyl Compounds	Cables, bottles, automobiles, medical
Pipes and Profiles (Alphacan)	Pipes and profiles
Industrial Chemicals
Acrylics	Resins, emulsions for adhesives, paints and coatings, super- absorbents, methyl methacrylate, monomers for PMMA (polymethyl methacrylate)
PMMA (Altuglas International)	Acrylic glass used in construction, the automobile industry, for advertising boards, and in the decoration and manufacture of sanitary ware
Thiochemicals	Chemical intermediates for agrochemicals and pharmaceuticals, polymerisation agents and additives, natural gas odorisers
Fluorochemicals	Refrigeration, air conditioning, foams, solvents, intermediates
Hydrogen Peroxide	Hydrogen peroxide (bleaching pulp and paper, textiles, electronics and water treatment), sodium chlorate, hydrazine hydrate and derivatives
Performance Products
Technical Polymers	Technical polymers, including polyamides used in the automobile industry, the aerospace and aeronautic industry, the electronics industry, and in the manufacture of hot-melts, fluorinated polymers (PVDF) used in construction, chemical engineering, and the manufacture of paints and anti-corrosive coatings, functional polyolefins used in adhesives, the electrical and electronic industries, and packaging
Specialty Chemicals (CECA)	Separation of gases and liquids, adsorption/filtration, specialty surfactants
Organic Peroxides	Polymerisation catalysts for polyethylene, PVC, polystyrene, and cross-linking agents
Additives	Stabilisers and impact modifiers used in the transformation of polymers
Urea-Formaldehyde Resins	Glues, resins and related precursors such as formaldehyde
Agrochemicals (Cerexagri)	Pre-harvest treatments for the pesticide, fungicide, insecticide, and herbicide markets
Post-harvest treatment: products such as waxes and coatings, fungicides and cleaning agents
Segment of tin-based derivatives

3.4.3 General presentation of the Group
      Since October 2004, the Group has been organised into three business segments (Vinyl Products, Industrial Chemicals and Performance Products) that further break down into fourteen profit centres or business units (BUs). At the Completion Date, the BUs which are already operationally integrated in the

Group will belong legally to Arkema’s scope of consolidation and already operationally integrated in the Group.
      The business segments are organized according to the business clusters: the Vinyl Products segment groups together the businesses connected with chlorine chemistry, the Industrial Chemicals segment covers the major chemical intermediates, while the Performance Products segment encompasses the businesses that focus on applications products.
      The BUs are in charge of production management, research, sales, marketing and customer relations. They are fully responsible for their results.
      The simplified organisation chart below shows the BUs that operate within each of the business segments:
      The BUs rely on functional divisions that provide them with continuous support mainly in the fields of accounting, taxation, legal services, information systems, human resources and communication.
      These functional divisions are generally responsible, under the authority of the Executive Committee (see section 3.14.2 of this prospectus), for the coherence and control of the Group and, in particular, the co-ordination of purchasing and logistics as well as the maintenance of expertise in important areas such as safety, environment, R&D and manufacturing processes.
      Some of these functional divisions, notably the Investor Relations, Consolidation/ Reporting, Internal Audit and External Communication divisions, operate for the entire Group.

      The simplified organisation chart below shows the Group’s different functional divisions:
      Exceptions to the general organisational principles of the functional divisions are the Raw Material Purchasing division and the Energy Purchasing division that report to the head of the Industrial Chemicals segment as well as the R&D division that reports to the head of Performance Products segment.
      Geographic subsidiaries and sales offices are located in different regions of the world. Besides supporting the BUs, these subsidiaries and sales offices provide local links to the functional divisions and help the Group by their knowledge of local conditions.

3.4.4 The Group’s strategy
      The business environment in which the Group operates is characterized, at the date of this prospectus, by high energy prices, the rise of Asian economies, the strength of the euro, particularly against the dollar, increasing regulations and continuing efforts by the Group’s main competitors to improve productivity.
      Faced with such environment, the Group has solid advantages that should ensure its success: first class commercial and manufacturing positions, high quality manufacturing assets, strong expertise in its manufacturing processes, a solid balance sheet and, finally, the quality of its teams who, after having demonstrated their ability to successfully manage manufacturing projects and restructuring programmes, will be able to capitalise on the Group’s new independence to create further growth.
      The Group is one of the world’s leading players in most of its businesses. This is particularly true of PMMA, fluorochemicals, hydrogen peroxide, thiochemicals, specialty polyamides (polyamides 11 & 12), PVDF, hydrazine hydrate, tin-based PVC stabilisers, impact modifiers and PVC processing aids, tin additives for glass coatings and organic peroxides. In the chlorochemicals and PVC sectors, the Group is one of the leading European players.
      The Group relies on its strong manufacturing positions in Europe, North America and Asia to respond to demand from its customers as effectively as possible.

      Its technical knowledge of products and manufacturing processes enables the Group to get the best out of its current production facilities and gives it a key advantage in the conquest of new markets. In addition, this expertise enables it to complete investment projects on time and very efficiently.
      The Group also has important R&D skills on which it can rely to launch new innovative products on the markets, provide its customers with the technical support they need, or further improve the performance of its manufacturing processes.
      Lastly, the Group can count on teams whose loyalty, professionalism and experience are widely recognized.
      Since the implementation of its new organization in October 2004, the Group has conducted an analysis of its strengths and weaknesses, as its financial performance between 2003 and 2005 was considered inadequate in relation to its capacities and assets. Consequently, the Group laid down a clear strategy for the next five years, focused on improving its results:

—	improvement of competitiveness;

—	targeted development of its strengths.
      More particularly, the Group has defined four fundamentals that support its strategy:

—	safety and the environment;

—	proximity to customers;

—	manufacturing reliability;

—	competitiveness.
      In addition, the Group has retained three development lines:

—	innovation;

—	expansion of its presence in Asia;

—	selective growth in Europe and in North America.
      Actions have been taken to strengthen the Group’s fundamentals and achieve growth along the lines of this strategy.
      Accordingly, six major plans have been adopted in order to improve the Group’s competitiveness (see section 3.7.2.2 of this prospectus). These plans that were initiated in 2004 should be progressively implemented through 2007. They will entail a lay off of about a thousand employees as well as the expenditure between 2006 and 2008 of an estimated €124 million. They should enable the Group to progressively improve its performance by an estimated € 80 million in 2008 (excluding the impact of inflation over the period). The Group plans to pursue its efforts to improve productivity in the future, if need be, in order to safeguard its competitiveness.
      As for the management of its business portfolio, the Group intends to keep a coherent and integrated portfolio of businesses with leading market positions. The Group also intends to maintain a solid financial structure.
      In this context, the Group could envision making targeted acquisitions, provided they offer synergies or are complementary with its existing businesses and that they can be made on acceptable financial terms. Similarly, the Group does not exclude the possibility of selling assets, as it has already done in the past.
      In addition, once the Spin-Off of Arkema’s Businesses has been completed, the Group intends to take advantage of its new independence in order to adapt its organisation and operation so as to be able to dispose of the flexibility and reactivity demanded by its changing environment.
      The application of these strategic guidelines is discussed below by business segment.

3.4.5 Capital expenditure

3.4.5.1 Description of the main capital expenditure made by the Group over the past three years
      The Group’s capital expenditure amounted to €296 million in 2003, €300 million in 2004 and €333 million in 2005. On average, the Group invested around € 310 million a year, of which (i) about 55% was dedicated to the maintenance of industrial installations, safety and protection of the environment and (ii) about 45% was invested in development projects, either major projects, or productivity improvements.
      On average, 21% of investments were spent on the Vinyl Products segment, 44% on the Industrial Chemicals segment and 35% on the Performance Products segment. On average, 67% of these investments were made in Europe, 30% in North America and 3% in Asia.
      The main development investments carried out by the Group over the past three years were:

Year	BU	Description

2003	Technical Polymers	Start-up of the new PVDF line at Pierre-Bénite (France).

2004	PMMA	Increase of PMMA capacity to 40,000 tonnes on the Jinhae site (South Korea).

	Hydrogen Peroxide	Debottlenecking of the Shanghai unit (China).

2005	PMMA	Start-up of a new extruded sheets line at Bernouville (France) as part of the re-organisation of the acrylic sheets business.

	Thiochemicals	Start-up of new acrolein and MMP (Methylthiopropionaldehyde) units at Beaumont (United States).

	Technical Polymers	Start-up of the new EVA unit at Balan (France) following the transfer of production from the unit at Mont (France).

	Organic Peroxides	Start of the new 3,000 t/yr unit at Changshu (China).

3.4.5.2 Description of the current main investment projects
      The Group’s main current investment projects are the following:

Chlorochemicals	Investment in the redeployments of the production facilities following adoption of the consolidation plan
Acrylics	Project to increase the capacity of the Carling plant (France)(*)
PMMA	Project to build a new cast sheet line at Saint-Avold (France) following the closure of the site at Leeuwarden (the Netherlands)
Hydrogen Peroxide	Project to increase the hydrogen peroxide capacity at Bécancour (Canada)
Project to double the hydrogen peroxide capacity at the Shanghai unit(*)
Project to double the capacity of a hydrazine derivative at Lannemezan (France)
Fluorochemicals	Project for a new production unit for HFC and HFC blends at Calvert-City (United States)(*)
Technical Polymers	Project to increase the capacity of the Grafted Orevac unit at Mont (France)
Project to increase the capacity of the Orgasol unit at Mont (France)
Specialty Chemicals	Project for new production lines for special molecular sieves at Honfleur (France) and Inowroclaw (Poland)

(*)	These three investments amount in the aggregate to approximately € 100 million

3.4.5.3 Main future investments
      Total investments planned for 2006 and 2007 should be higher than in 2005 mainly because of the implementation of the consolidation plan for the Vinyl Products segment, described in section 3.7.2.2 of this prospectus. Beyond, Arkema is expecting total investments for the Group to average € 300 million a year, of which half will be devoted to growth and productivity investments.

3.4.6 Presentation of the Group’s business segments

3.4.6.1 The Vinyl Products segment

Key figures

	2003	2004	2005

	(In millions of euro)
Sales	1,219	1,367	1,387
Recurring EBITDA	1	44	20
Recurring operating income	(59)	(16)	8
Capital expenditure	72	59	61

General description of the segment’s business
      The Vinyl Products segment is made up of different businesses that are all part of a chemical product chain, that goes from the electrolysis of salt to the transformation of PVC.
      As such, it covers in particular the manufacture of chlorine and caustic soda, VCM (vinyl chloride monomer), chloromethanes, chlorinated derivatives and PVC, Vinyl Compounds, and the Pipes and Profiles business (Alphacan).

      This sector is faced with volatile market conditions and intense competition.
      The chlorochemical sector is subject in particular to several constraints:

—	energy costs, as chlorine and caustic soda are produced by electrolysis that requires approximately 3MWh of electricity per tonne produced;

—	the balance between chlorine and sodium that are necessarily produced in equal quantities, but for which demand in the markets does not necessarily obey the same rules; and

—	very weak growth in demand in Europe that one can estimate will be between 0-2% a year over the coming years, whereas in this geographic region supply still significantly exceeds demand.(6)
          Strategy
      Based on its integration, the Group intends to remain one of the major players in Europe for its Vinyl Products segment. To achieve this, in 2005 it adopted a consolidation plan that will include both the closure of poorly performing production facilities and the debottlenecking of certain production units.
      In particular, this plan provides that: (i) the site at Saint-Auban (France) will specialise and focus on its strong points (emulsion PVC and co-polymers, T111) and will shut down its loss-making activities; (ii) the plant at Saint Fons (France) will refocus on PVC production; (iii) production capacities at the plants at Fos, Lavéra and Berre (France) will be increased and (iv) the PVC production units at Balan (France) will continue to be modernised.
      This plan will result in the loss of 523 jobs and require investments of almost € 100 million. The restructuring plan for the Vinyl Products segment is described in section 3.7.2.2 of this prospectus.
      In order to strengthen this segment, the Group also plans to explore opportunities for partnerships in Europe.
      The Vinyl Products segment has three BUs: Chlorochemicals and PVC, Vinyl Compounds, Pipes and Profiles (Alphacan). The contribution of each BU to the Vinyl Products segment’s sales in 2005 was as follows:

•	Chlorochemicals and PVC: 66%,

•	Vinyl Compounds: 16%, and

•	Pipes and Profiles (Alphacan): 18%.
The Chlorochemicals and PVC BU (16% of total Group sales in 2005)

General presentation
      The Chlorochemicals and PVC BU includes the chlorine-caustic soda electrolysis (membrane, diaphragm and mercury processes), the production of downstream products (VCM, chloromethanes and chlorinated derivates) as well as the manufacture of PVC (suspension PVC, emulsion PVC and co-polymers).
      The majority of the chlorine and VCM produced is used internally within the BU and sales to outside customers represent relatively low volumes.
      The chloromethanes and chlorinated solvents are largely used as raw materials by the Fluorochemicals BU, the remainder being sold to outside customers.
      A small proportion of PVC volumes is used internally by Alphacan and the Vinyl Compounds BU, but the majority of the volumes produced are sold on the market.

     6 Source: Arkema internal estimate.
..

      Lastly, virtually all the caustic soda produced is sold on the market.
      Based on production capacities, the Group ranks number 5 in Europe for chlorine and number 3 for PVC(7). Its main competitors are Dow Chemicals, Solvay, Akzo, Bayer and Ineos for chlorine, and Ineos, Solvin, Vinnolit, Norsk Hydro and Shin Etsu for PVC.
      The markets in Europe in which the Chlorochemicals and PVC BU operates are mature. Consequently, the growth rate in the coming years for the PVC business can be estimated to be 0-2% annually(8). The worldwide demand is supported by the strong Asian growth, estimated at 10% per year.
      The main raw materials and sources of energy used by the Chlorochemicals and PVC BU are ethylene, salt and electricity.
      The bulk of ethylene supplies are covered by a long-term contract with Total Petrochemicals France (a subsidiary of Total S.A.). This contract is described in section 3.12.1 of this prospectus. Ethylene is an essential raw material for the Chlorochemicals and PVC BU. Its security of supply is a critical factor for the Group.
      The sites at Fos and Lavéra (France) are supplied with brine by a pipeline connecting them to the brine wells operated by the Group at Vauvert (France). In the other cases, the salt is bought from outside suppliers.
      Electricity supply to the chlorine-producing sites in France (Lavéra, Fos-sur-Mer, Jarrie and Saint-Auban) is under contract through 2010 (a description of the contracts with EDF is given in section 3.9.1 of this prospectus). In view of the size of the electricity consumption of the chlorine-caustic soda electrolysis processes, the economic conditions in connection with the access to this energy resource are critical.
      The other raw materials used in this business include in particular methanol (for the chloromethanes) and aluminium (for aluminium chloride).
      Arkema France owns majority and minority stakes in several joint ventures that are active in chlorochemicals and PVC. These are:

—	Vinylfos (79% Arkema France, 21% Solvin; production of VCM at Fos-sur-Mer, France);

—	Vinylberre (65% Arkema France, 35% Solvin; production of PVC at Berre, France);

—	Vinilis (35% Arkema France, 65% Solvin; production of VCM and PVC at Martorell, Spain); and

—	QVC (12.9% Arkema France, 87.3% split between Norsk Hydro, Qatar Petrochemical Company and Qatar Petroleum; production of chlorine/caustic soda, EDC and VCM at Messaied, Qatar).

     7 Sources: Chlorine: SRI — CEH Chlorine/ Sodium Hydroxide, August 2005 — PVC: Parpinelli Tecnon — ATEC 2005.
     8 Source: Arkema internal estimate.

Main products and applications
      The Chlorochemicals and PVC BU’s main products and applications are described in the table below:

Main products	Main markets and applications

Chlorine	Chemical intermediate, water treatment, etc.
Sodium	Alumina production, paper industry, detergents, etc.
Hydrogen	Chemical intermediate (hydrogen peroxide, etc.)
EDC	Precursor of VCM
VCM	PVC monomer
PVC	Construction, automobiles, packaging, etc.
T 111	Chemical intermediate (fluorinated derivatives, etc.)
Chloromethanes	Chemical intermediate (silicones, fluorinated derivatives, etc.)
Aluminium Chloride	Catalyst

Strategy
      The Group’s strategy is to improve the competitiveness of the production sites operated by the Chlorochemicals and PVC BU.
      One of the key factors in this strategy is the consolidation plan set up in 2005 and that should be fully effective by the end of 2007. This plan provides for the closing down of poorly performing units and the debottlenecking of certain units (chlorine-caustic soda and VCM at Fos and Lavéra, PVC at Berre and Balan, and co-polymers at Saint-Auban).
      Lastly, having a stake in a jointly-owned chlorochemical company in Qatar (QVC), the Group will review potential development opportunities that may arise in the Middle East.

Main production sites
      The main production sites of the Chlorochemicals and PVC BU are shown in the table below:

Site	Country	Main products

Vauvert	France	Salt
Lavéra	France	Chlorine/ Caustic soda, VCM, chloromethanes
Fos	France	Chlorine/ Caustic soda, VCM
Berre	France	PVC
Balan	France	PVC
Saint-Fons	France	PVC and chlorinated PVC
Saint-Auban*	France	Emulsion PVC, co-polymers, T111
Jarrie	France	Chlorine/ Caustic soda, EDC, aluminium chloride, bleach, heat-transfer fluids
Hernani	Spain	Emulsion PVC
Martorell	Spain	VCM, PVC
Messaied	Qatar	Chlorine/ Caustic soda, EDC, VCM

*	After implementation of the restructuring plan announced in 2005.

The Vinyl Compounds BU (4% of total Group sales in 2005)

General presentation
      The Vinyl Compounds BU manufactures and markets a wide range of products ready for use that are obtained by mixing PVC and additives (notably plasticizers, stabilisers and colorants).
      This BU uses a large number of raw materials, some of which partly come from the Group’s manufacturing units (PVC, plasticizers, stabilisers, and modifiers).
      The Group considers that it is one of the leading players in the European compounds market, which represents 25% of the PVC volumes. Its main competitors are Ineos, Solvay, Norsk Hydro and LVM. These four companies, together with Arkema, account for almost 60% of European production capacity(9) (estimated capacity: 1.5 million tonnes).

Main products and applications
      The Vinyl Compounds BU’s main products and their applications are shown in the table below:

Main products	Main markets and applications

Commodity compounds	Bottles, cables, etc.
Speciality compounds	Automobiles, medical, etc.

Strategy
      In a low-growth sector (about 1% a year in Europe over the coming years(10)), the Vinyl Compounds BU is facing a particularly intense competitive environment with relatively low barriers to entry and has to deal with downstream transformation industries that are moving their facilities abroad.
      For this BU, the Group is implementing a strategy that aims to concentrate on its best performing sites in order to safeguard its competitiveness and focus its development efforts on higher value-added applications and more profitable markets. A restructuring programme for the Group’s French businesses (Dorlyl and Saint-Fons) was implemented in 2004 and 2005.

Main production sites
      This BU’s main production sites are located in Europe (France, Germany, Belgium, Spain and Italy). It also has one production site in Vietnam.
      Following the implementation of the ongoing consolidation plan, the main sites are those shown in the table below:

Site	Country	Main products

Reims	France	Flexible PVC, automobile slush, medical
Le Havre	France	PVC for blow moulding
Eilenburg	Germany	All PVCs, automobile slush
Wetteren	Belgium	Rigid PVC
Santa Perpetua	Spain	PVC for cables
Novellara	Italy	Medical
Samarate	Italy	All PVCs
Bien Hoa	Vietnam	Flexible PVC, medical

     9 Source: Arkema internal estimate.
     10 Source: Arkema internal estimate.

The Pipes and Profiles BU (Alphacan) (4% of total Group sales in 2005)

General presentation
      The Pipes and Profiles BU is made up of a group of subsidiaries that are 100%-owned by Arkema France and called Alphacan.
      Alphacan carries out its businesses downstream from the production of PVC. It manufactures two main types of products, pipes and profiles, which are principally obtained by the extrusion of PVC compounds, which Alphacan manufactures itself.
      The main raw materials that Alphacan uses are PVC and different additives such as mineral fillers, stabilisers and colorants.
      Alphacan gets most of its supply of PVC from the Group’s production units, but also buys some PVC from other producers.
      Alphacan’s main end markets are construction and public works, where its products are used for drinking water adduction, waste water evacuation, sewage, irrigation, heating systems, windows, etc. The growth of these markets is therefore closely linked to that of these economic sectors.
      PVC pipes are sold on markets where there is intense competition and where the level of standardisation is high. These products are not transported long distances and therefore the volumes sold depend on the growth trends in the construction industries in the countries in which Alphacan is present (France, Germany, Benelux and Spain).
      Profiles offer attractive growth prospects: PVC’s intrinsic qualities suggest that that they can continue to grow in new applications or by replacing other materials (wood, for example) in their traditional applications, notably in southern Europe.
      Alphacan ranks itself fourth in the European market for PVC pipes. Its main competitors are Wavin, Pipelife, Uponor and Uralita. In the profiles market, the leading companies are Profine, Deceuninck, Veka, Rehau and Aluplast.
      Alphacan has production sites in five European countries and mainly sells its production in those countries (France, Germany, Benelux and Spain for pipes, France and Italy for profiles).

Main products and applications
      The Pipes and Profiles BU’s main products and their applications are shown in the table below:

Main products	Main markets and applications

PVC pipes	Pipes for waste water, drinking water, etc.
PVC profiles	Housing (windows, shutters, side panels, etc.)
PER pipes	Under-floor heating, hot water piping, etc.

Strategy
      Alphacan operates in two markets, each with different market dynamics. In the pipes market, the market is mature and the sector is highly competitive. The profiles market offers attractive growth potential (estimated average annual growth in Europe in the coming years of 3-4% a year)(11) due to the possibilities of displacing other materials. Alphacan is focusing its strategy on maintaining its market positions and competitiveness in pipes, while developing highly resistant pipes and on expanding its business in the field of profiles, particularly with higher value-added products.

     11 Source: Arkema internal estimate.

Main production sites
      The Pipes and Profiles BU’s main production sites are shown in the table below:

Site	Country	Main products

Gaillon	France	PVC pipes
Gaillac	France	PVC pipes and profiles
Chantonnay	France	PVC profiles
Hasparren	France	PVC profiles
Sablé	France	PVC profiles
Nevers	France	Cross-linked polyethylene pipes
Ehringshausen	Germany	PVC pipes
Miranda	Spain	PVC pipes
Arco	Italy	PVC profiles
Veghel	The Netherlands	PVC pipes

3.4.6.2 The Industrial Chemicals Segment

Key figures

	2003	2004	2005

	(In millions of euro)
Sales	2,020	2,143	2,406
Recurring EBITDA	191	220	316
Recurring operating income	72	106	204
Capital expenditure	121	135	145

General description of the segment’s business
      The Industrial Chemicals segment covers several chemical intermediate chains.
      This segment benefits from a certain degree of integration with the Group’s other businesses. For example, chlorinated solvents and chloromethanes are used as raw materials for fluorochemicals (some of which are used in the manufacture of technical polymers), hydrogen peroxide is partly used in the production of organic peroxides and certain acrylic and thiochemical derivatives are used in the manufacture of plastic additives.

Strategy
      In the different product chains of the Industrial Chemicals segment, the Group ranks among the world’s leading companies and has production units in Europe and North America for most of its main products (acrylic acid, methyl methacrylate, PMMA, fluorochemicals, hydrogen peroxide and thiochemicals, etc.). The Group is also present in Asia and already has its own industrial base there for the production of fluorochemicals, hydrogen peroxide and PMMA.
      These businesses have a certain number of common characteristics, among which are the use of complex manufacturing processes and the existence of world markets that offer the prospects of strong growth, particularly in the Asian region.
      The Industrial Chemicals segment needs to strengthen its positions on a worldwide basis through new operations in Asia, selective debottleneckings in Europe and North America and partnerships.

      The Industrial Chemicals segment consists of five BUs: Acrylics, PMMA (Altuglas International), Thiochemicals, Fluorochemicals and Hydrogen Peroxide. The contribution of each BU to the Industrial Chemicals segment’s sales in 2005 was as follows:

•	Acrylics: 29%,

•	PMMA: 24%,

•	Thiochemicals: 20%,

•	Fluorochemicals: 17%; and

•	Hydrogen Peroxide: 10%.
The Acrylics BU (12% of total Group sales in 2005)

General presentation
      The Acrylics BU’s main products are acrylic acid and its derivatives (notably acrylic esters, super-absorbents, etc.), methyl methacrylate, oxo-alcohols, phthalic anhydride and dioctyphthalate.
      Acrylic acid is obtained by a partial oxidation process using propylene in units located at Carling (France) and Bayport (Texas, United States) — at the latter site in partnership with the Japanese company Nippon Shokubai. Acrylic acid is used captively to manufacture certain derivatives (acrylic esters and super-absorbents), or is sold on the market.
      Acrylic esters are the result of a reaction between acrylic acid and different alcohols, some of which come from Oxochimie (a joint venture that manufactures oxo-alcohols, which is equally owned by Arkema France and Ineos).
      In Europe, methyl methacrylate is manufactured in units located at Rho (Italy) and Carling (France). In the United States, the Group has a contract with Rohm and Haas, described in section 3.9.2 of this prospectus, which provides the Group with local access to this product on the basis of industrial conditions. Most of the usage of methyl methacrylate is captive (notably PMMA, impact modifiers and processing aids for PVC).
      The oxo-alcohols produced by Oxochimie, whose production unit is located at Lavéra (France), are mainly marketed by each of the partners (Arkema France and Ineos), each selling its share of production.
      Lastly, phthalic anhydride is obtained through the partial oxidation of orthoxylene at the site at Chauny (France). It is partly converted to DOP by esterification with 2-ethylhexanol (produced by Oxochimie), while the remaining volumes are sold on the market.
      The supplies of orthoxylene and propylene are covered by medium and long-term contracts, the Group’s main supplier being Total Petrochemicals France , on terms that are detailed in section 3.12.1 of this prospectus. Propylene is an essential raw material for the Acrylics BU. Its security of supply is a critical factor for the Group.
      The Acrylics BU’s market position varies, depending on the product lines. The Group is ranked number 5 worldwide for acrylic acid(12). Its main competitors for this product are BASF, Dow Chemicals, Nippon Shokubai, and Rohm and Haas. The Group is also the fifth leading player in the world for the production of methyl methacrylate(13), its main competitors being Lucite, Degussa, Rohm and Haas and Mitsubishi Rayon Corp.

     12 Source: SRI — CEH Acrylic Acid and esters, August 2004.
     13 Source: SRI — CEH Methyl Methacrylate, August 2003.

      The world growth in markets for acrylic acid over the coming years is estimated between 4% and 5% a year(14) (between 2% and 3% in Europe, between 3% and 4% in North America and between 8% and 10% in China). The balance between supply and demand in acrylic acid markets was tight in 2005, but this should ease over the next two years because new, large-capacity, production units have recently been started up in China.
      As for methyl methacrylate, world growth in its markets over the coming years is expected to be between 4% and 5% a year(15) (between 2% and 3% in Europe, between 3% and 4% in North America and over 6% in China). Several new plants are expected to come on stream in the coming years, particularly in Asia.

Main products and applications
      The main downstream markets for the Acrylics BU are coatings (paints, UV curing, etc.), super-absorbents, PMMA, plastic additives, water treatment, paper and adhesives.

Main products	Main markets and applications

Acrylic acid and esters	Chemical intermediate (emulsions, plastic additives, water-treatment resins, super-absorbents, etc.)
Super-absorbents	Hygiene (diapers)
Methyl methacrylate	Raw material for PMMA, chemical intermediate (plastic additives, etc.)
Oxo-alcohols	Chemical intermediates (plasticizers, acrylic esters, lubricants)
Phthalic anhydride	Chemical intermediate (plasticizers, resins, etc.)
Plasticizers	PVC modification

Strategy
      The Acrylics BU plans to use its strong market positions and technical expertise to strengthen and expand its businesses on a worldwide scale, particularly in Asia where growth is strongest, and in the areas of acid, acrylic esters and methyl methacrylate.
      In 2006, the Acrylics BU decided to increase its production of acrylic acid in Europe by debottlenecking 15% of the capacity of its production unit at Carling.

Main production sites
      The main production sites of the Acrylics BU are shown in the table below:

Site	Country	Main products

Carling	France	Acrylic acid and esters, methyl methacrylate, super-absorbents, specialty acrylates
Lavéra (Oxochimie)	France	Oxo-alcohols
Chauny	France	Phthalic anhydride and plasticizers
Villers-Saint-Paul	France	Cationic monomers
Rho	Italy	Methyl methacrylate
Bayport	United States	Acrylic acid and butyl acrylate

     14 Source: Arkema internal estimate.
     15 Source: Arkema internal estimate.

The PMMA BU (Altuglas International) (10% of total Group sales in 2005)

General presentation
      The PMMA BU conducts its businesses worldwide under the banner of Altuglas International. Its main brand names, Plexiglas® only in America and Altuglas® in the rest of the world, enjoy a strong reputation.
      This BU operates in three continents with plants in the United States, Mexico, Europe and Korea.
      The main products include different grades of PMMA resins as well as cast or extruded sheets.
      The Group is the leading producer of PMMA in the world(16). Its main competitors are Degussa, Mitsubishi Rayon Corp., Sumitomo and Lucite.
      The growth of the PMMA market over the coming years is estimated at 2-2.5% a year in Europe and North America and close to 6% a year in Asia(17).
      The PMMA BU has adopted a consolidation plan for all its European sheet production on two sites in France at Bernouville and Saint-Avold. The implementation of this plan should be completed by the end of 2006.
      Altuglas International recently doubled its production capacity in Korea in order to benefit from the strong growth potential in the Asian region, notably in high value-added applications.
      Virtually all the raw materials used by the PMMA BU are supplied from within the Group, with only a small proportion being bought from outside suppliers.

Main products and applications
      Altuglas International sells its products into a wide range of markets, of which the most important are construction, automobiles, sanitary ware, commercial display, signs, electronics and household goods.

Strategy
      In order to restore its margins, Altuglas International’s main objectives are to pass on in its sale prices the recent rise in the cost of raw materials, to complete its productivity plan for cast sheets in Europe, to launch high value-added products coming out of its R&D and to expand its sales in Asia using its Korean plant, whose capacity was recently doubled.

Main production sites
      The PMMA BU’s main production sites are shown in the table below(18):

Site	Country	Main products

Saint-Avold	France	Cast sheets
Bernouville	France	Extruded sheets
Rho	Italy	PMMA resins
Louisville	United States	PMMA resins
Bristol	United States	PMMA resins
Kensington	United States	Extruded sheets
Matamoros	Mexico	Cast sheets
Jinhae	Korea	PMMA resins

     16 Source: Parpinelli Tecnon — ATEC 2005.
     17 Source: Arkema internal estimate.
     18 After taking into account the consolidation plan for acrylic sheets in Europe.

The Thiochemicals BU (9% of total Group sales in 2005)

General presentation
      The Thiochemicals BU includes several product lines: thiochemicals, amines, oxygenated solvents and additives for rubber.
      The sulphur derivatives include mercaptans, including methylmercaptan and its derivatives, thioglycolic acid and its esters, as well as various specialty products. The main applications are principally in the animal feed industry (methylmercaptan is a key intermediate of methionine, an amino-acid used as an ingredient in poultry feeds), polymers, pharmaceuticals, cosmetics, natural gas odorizers, solvents and petrochemicals. Today, the Group is the world number one in this sector(19). Its main competitor is Chevron Phillips Chemical. The Group also faces competition from certain local players on some products. Arkema has production units in Europe and the United States.
      The Group also faces competition from upstream producers of integrated methionine (Degussa, Adisseo, etc.).
      The Thiochemicals BU reinforced its position in the United States by starting up in 2005 the Sulfox project at Beaumont (production of MMP 3-methyl thio propionaldehyde, a methionine precursor, in partnership with its customer, Novus). The contract signed with Novus is described in section 3.9.3 of this prospectus.
      The Thiochemicals BU produces and markets a range of alkylamines and alkylalcanolamines that it manufactures in France and the United States. These products are mainly used in markets such as agrochemical products, pharmaceuticals, cosmetics, paints and foundries.
      The Thiochemicals BU is also present in the oxygenated solvents sector (methylethylcetone, etc.).
      The rubber additives produced by the Thiochemicals BU are grouped together in the MLPC International subsidiary, whose head office and two plants are in the south-west of France (at Rion-des-Landes and Lesgor).

Main products and applications
      The Thiochemicals BU’s main products and their applications are described in the table below:

Main products	Main markets and applications

Methylmercaptan and derivatives	Animal feed, petrochemicals, refining, solvents, etc.
Other mercaptans	Natural gas odorizers, etc.
Thioglycolic acid and esters	Plastic additives, cosmetics, etc.
Amines	Pharmaceuticals, agrochemicals, paints, etc.
Oxygenated solvents	Coatings, adhesives, etc.
Rubber additives	Industrial rubber, etc.

Strategy
      The Thiochemicals BU has refocused its business, carried out numerous industrial restructurings to deal with changes in markets, in particular Asian competition, and intends to remain the worldwide leader as a result of targeted projects to expand its manufacturing facilities and a marketing effort that should enable it to expand its market shares.
      The main restructuring programmes adopted concern the Riverview site (United States) and MLPC International’s business.

     19 Source: Arkema internal estimates.

      In the long term, the BU needs to address the consequences of the decline and forthcoming depletion of the Lacq natural gas field that currently provides sulphur to its thiochemical production units in France. The consequences of this are described in section 4.3 of this prospectus.

Main production sites
      The Thiochemicals BU’s main production sites are shown in the table below:

Site	Country	Main products

Lacq — Mourenx	France	Methylmercaptan and derivatives, mercaptans, ATG and esters, specialty products
La Chambre	France	Amines, oxygenated solvents
Rion-des-Landes	France	Rubber additives
Lesgor	France	Rubber additives
Beaumont	United States	Methylmercaptan and derivatives
Houston	United States	Mercaptans
Riverview	United States	Amines
Mobile	United States	ATG and esters
The Fluorochemicals BU (7% of total Group sales in 2005)

General presentation
      The Fluorochemicals BU manufactures and markets a range of HCFCs (hydrochlorofluorocarbons) and HFCs (hydrofluorocarbons) under the brand name Forane®.
      These products are mainly used for two markets: refrigeration (notably in construction, automobiles and retailing) and foams (expansion agents for polyurethane foams, for example). Some are used as monomers in fluorinated polymers (notably, PTFE polytertafluoroethylene and PVDF polyvinylidene fluoride).
      These products are obtained by reacting chlorinated derivatives with hydrofluoric acid (HF). The two key raw materials are produced within the Group or bought from other producers.
      The regulation concerning HCFCs in developed countries will lead to a reduction in their use in emissive applications (the expansion of foams, for example) as well as their replacement in the refrigeration market by blends containing HFC. A description of this regulation is shown in section 3.6.2 of this prospectus.
      In Fluorochemicals, the Group ranks second in the world(20). Its main competitors are Dupont, Ineos, Solvay and Honeywell.
      For the Group, Fluorochemicals are a worldwide business with production sites in Europe (France and Spain), the United States and China.

Main products and applications
      The Fluorochemicals BU’s main products and applications are shown in the table below:

Main products	Main markets and applications

Fluorochemicals	Refrigeration, air conditioning (construction and automobiles), foam expansion agents, chemical intermediate (fluorinated polymers)

     20 Source: SRI — CEH Fluorocarbons, April 2004.

Strategy
      The strategy of the Fluorochemicals BU involves developing HFC blends and the corresponding compounds (32, 134a, 143a, etc.), developing new substitutes for foams and taking advantage of the growth potential of emerging markets.
      In addition, in 2006, the Fluorochemicals BU announced that it was carrying out an important investment project to expand the production of HFC and blends in the United States. This investment will enable it to keep up with the rapid growth of demand in this sector.
      Lastly, the regulation on fluorinated derivatives and in particular the provisions concerning their limitations in certain applications, means that over time the Group will have to consider measures to adapt its manufacturing facilities.

Main production sites
      The Fluorochemicals BU’s main production sites are shown in the table below:

Site	Country

Pierre-Bénite	France
Zaramillo	Spain
Calvert-City	United States
Changshu	China
The Hydrogen Peroxide BU (4% of Group sales in 2005)

General presentation
      The Hydrogen Peroxide BU has three product lines: hydrogen peroxide, sodium chlorate and sodium perchlorate, hydrazine hydrate and is derivatives.
      Hydrogen peroxide is a worldwide business for the Group, based on production units in Europe (France and Germany), North America (Canada and the United States) and Asia (China). Its main application markets are paper pulp, chemical products (organic peroxides in the case of the Group), textiles and electronics. Its intrinsic qualities, in particular its neutrality vis-à-vis the environment, give this product interesting growth prospects (average worldwide growth estimated at 4% a year, with higher growth in China and South America(21)). Energy is an important component of the production costs of this business.
      The Group ranks third in the world for the production of hydrogen peroxide(22), its main competitors being Degussa, Solvay, FMC and EKA.
      Sodium chlorate is obtained by the electrolysis of brine. With only one production site, the Group is a regional player for this product that is mainly used in the paper pulp market.
      Hydrazine hydrate and its derivatives are manufactured at Lannemezan (France) and marketed worldwide.

     21 Source: Arkema internal estimate.
     22 Source: SRI — CEH Hydrogen Peroxide, January 2006.

Main products and applications
      The Hydrogen Peroxide BU’s main products and their applications are shown in the table below:

Main products	Main markets and applications

Hydrogen peroxide	Paper pulp, chemical intermediate
Sodium chlorate	Paper pulp, weed killers
Hydrazine hydrate and its derivates	Chemical intermediates, agrochemicals, water treatment

Strategy
      The Hydrogen Peroxide BU’s main objective is to keep up with the growth in its markets by the selective development of its production capacities, in particular in those regions with the best potential.
      In order to deal with the growth in these regions, the Group has announced (i) the implementation of the debottlenecking programs in North America in 2005 and (ii) in 2006 the doubling of its production capacity at Shanghai (China).

Main production sites
      The Hydrogen Peroxide BU’s main production sites are shown in the table below:

Site	Country	Main products

Jarrie	France	Hydrogen peroxide, sodium chlorate and perchlorate
Lannemezan	France	Hydrazine hydrate and derivatives
Leuna	Germany	Hydrogen peroxide
Becancour	Canada	Hydrogen peroxide
Memphis	United States	Hydrogen peroxide
Shanghai (joint venture with Shanghai Coking, 66%-owned by Arkema)	China	Hydrogen peroxide

3.4.6.3 Performance Products segment

Key Figures

	2003	2004	2005

	(In millions of euro)
Sales	1,802	1,800	1,907
Recurring EBITDA	132	99	109
Recurring operating income	27	(4)	19
Capital expenditure	102	100	117

General description of the segment’s business
      The Performance Products segment consists of six BUs: Technical Polymers, Specialty Chemicals (CECA), Organic Peroxides, Additives, Urea Formaldehyde Resins and Agrochemicals (Cerexagri).
      These BUs all share the same objective, which is to provide, in the various markets concerned, technical solutions adapted to the needs expressed by their customers. They often constitute a downstream integration to the Industrial Chemicals segment.
      In the different market niches in which the Performance Products segment’s BUs operate, the Group has leading positions, in particular for Polyamides 11 and 12, PVDF, molecular sieves, PVC additives (tin-based heat stabilizers, acrylic impact modifiers and processing aids), organic peroxides and post-harvest treatments for fruits and vegetables. A significant portion of the Group’s products in these areas is sold under well-known brand names.
      Benefiting from its manufacturing facilities in three continents, the Group operates in these markets on a global basis.
      Most of the Performance Products segment’s BU’s have a certain degree of integration with the Group’s other business activities. For example, the precursor of PVDF is produced by the Fluorochemicals BU, hydrogen peroxide is a raw material for organic peroxides and certain acrylic and thiochemical derivatives are used in the production of additives for PVC.
      The contribution of each BU to the 2005 sales of the Performance Products segment was as follows:

•	Technical Polymers: 38%;

•	Specialty Chemicals: 13%;

•	Organic Peroxides: 9%;

•	Additives: 22%;

•	Urea Formaldehyde Resins: 7%; and

•	Agrochemicals: 11%.

Strategy
      The key success factors for the Performance Products segment lie in the quality of its relations with its customers, its ability to provide innovative solutions, to develop new, high value-added products and its capacity to take advantage of the potential of growing regional markets, in particular Asian markets. Accordingly, certain targeted investments are being considered for Asia (notably in China).
      The priority for this segment is to restore its profitability that was affected by the recent rise in the costs of raw materials and energy, as well as by the weakness of the dollar against the euro. Its efforts will be focused on both its margins and on improving competitiveness. Restructuring moves have already been undertaken, particularly in the Organic Peroxides, Additives, and Urea-Formaldehyde Resins BUs.
The Technical Polymers BU (13% of total Group sales in 2005)

General presentation
      The Technical Polymers BU includes several product lines (notably specialty polyamides, PVDF and functional polyolefins) that are sold under well-known brand names such as Rilsan®, Orgasol®, Pebax®, Kynar®, Lotryl®, Lotader® and Orevac®.
      Polyamides 11 and 12 are obtained by the polymerisation of amino 11-undecanoic acid and lactam 12, two monomers made by the Technical Polymers BU from a natural derivative (castor oil) for polyamide 11 and from a petrochemical intermediate for polyamide 12. These products are mainly used in the transport, textile, oil and gas markets.
      Specialty polyamides also includes ultra-fine powders used in cosmetics and paints sold under the brand name Orgasol®, a polyether-blockamide used for instance in sports equipment sold under the brand name Pebax® and co-polyamides (textiles).

      The Group ranks number one worldwide for the production of specialty polyamides (polyamides 11 and 12)(23). Its main competitors are Degussa and EMS. The Group also ranks number one worldwide for the PVDF(24), its main competitor is Solvay(25).
      PVDF is used in the areas of architecture, chemical processes, electricity and electronics.
      The functional polyolefins range of products includes copolymers and ter-polymers of ethylene, vinyl acetate, acrylic derivatives and maleic anhydride, as well as grafted polyolefins. The main outlets for these products are in adhesives, the electrical and electronic industries, packaging and automobiles.

Main products and applications
      The Technical Polymers BU’s main products and their applications are shown in the table below:

Main products	Main markets and applications

Specialty polyamides	Transport, textiles, oil and gas, cosmetics, paints, sports equipment and clothing, etc.
PVDF	Architecture, chemical processes, electricity/electronics, etc.
Functional polyolefins	Adhesives, electrical and electronic industries, packaging, automobiles, etc.

Strategy
      The Technical Polymers BU enjoys leading commercial positions, based on its strong brand names, technical products that have very good reputations and a dynamic R&D. Its strategy is to bring innovative products to the market, widen its product range, selectively increase its production capacities in order to benefit from the strong growth in Asian markets and improve its competitiveness.

Main production sites
      The Technical Polymers BU’s main production sites are shown in the table below:

Site	Country	Main products

Marseille	France	Amino 11-undecanoic acid and its derivatives
Mont	France	Lactam 12, Orgasol®, Orevac®
Serquigny	France	Polyamides 11 & 12, Pebax®
Pierre-Bénite	France	VF2, PVDF
Balan	France	Functional polyolefins
Carling	France	Functional polyolefins
Bonn	Germany	Co-polyamides
Calvert-City	United States	VF2, PVDF
Birdsboro	United States	Polyamides 11 & 12, Pebax®
Changshu	China	Co-polyamides

     23 Source: Arkema internal estimate.
     24 Source: SRI-CEH Fluoropolymers, October 2005.
     25 Source: Arkema internal estimate.

The Specialty Chemicals BU (CECA) (4% of total Group sales in 2005)

General presentation
      CECA is both a BU and a Group subsidiary. Its business activities are focused on two areas: surfactants and interface agents, on the one hand, and adsorption and filtration, on the other.
      The first area of business consists mainly of a number of specialty chemicals produced downstream from fatty acids which are used as additives in very diversified areas such as oil and gas production, bitumens, fertilisers, corrosion inhibitors, anti-statics and emulsifiers.
      The second area of business encompasses a number of mineral products: molecular sieves, diatomites, activated carbons and perlite. They are mainly used as absorption and filtration aids in the following sectors: food industry, chemicals, construction, industrial gases separation, pharmaceuticals and environmental protection.
      As CECA’s plants are located in Europe, CECA generates a major portion of its sales in this region. However, CECA’s markets being often global, this subsidiary is managing its business on an international basis.
      CECA has leading positions in some of its businesses: for example, CECA ranks second in the world for molecular sieves(26).

Main products and applications
      The Specialty Chemicals BU’s main products and their applications are shown in the table below:

Main products	Main markets and applications

Fatty amines and derivatives	Oil industry, bitumens, fertilisers, corrosion inhibitors, etc.
Molecular sieves	Industrial processes, gas separation, construction, etc.
Activated carbons	Food industry, chemicals, etc.
Diatomites and perlite	Food industry, etc.
Phosphorus derivatives	Electronics, etc.

Strategy
      The strategy implemented by CECA has been adapted depending on the product lines. Some markets offer prospects of strong growth (oil and petrochemicals, for example), while others are subject to intense competition (notably activated carbons and surfactants). CECA has decided to increase its molecular sieve production capacity.

     26 Source: Arkema internal estimate.

Main production sites
      The Specialty Chemicals BU’s main production sites are shown in the table below:

Site	Country	Main products

Feuchy-les-Arras	France	Fatty amines and derivatives
Honfleur	France	Molecular sieves
Parentis	France	Activated carbons
Pierrefitte	France	Phosphorus derivatives
Saint-Bauzile/Riom	France	Diatomites
Bex	Switzerland	Phosphorus derivatives
Legnago	Italy	Regeneration of activated carbons
Inowroclaw	Poland	Molecular sieves
The Organic Peroxides BU (3% of total Group sales in 2005)

General presentation
      Organic peroxides are initiators that are used in several areas: the commodity polymers (initiators of the reaction for low-density polyethylene, PVC, and polystyrene), acrylic polymers, unsaturated polyesters or the cross-linking of rubber. The Group considers it ranks second worldwide(27) in this sector and has ten production units in North America, South America, Europe and Asia. Its main competitors are Akzo and Degussa.
      The Organic Peroxides BU uses a wide variety of raw materials and sells more than a hundred different products.

Strategy
      The Organic Peroxides BU has been faced with a marked reduction in sale prices due to strong pressure from the Group’s competitors and a significant rise in the prices of the raw materials that it uses. Against this backdrop, the BU will continue its efforts to adapt and to restore its margins by strict control of its purchasing prices and a controlled increase in its sale prices, while at the same time keeping up with the growth of its markets in Asia taking advantage of its production facilities in China and Korea. In addition, the Organic Peroxides BU will develop new business activities, particularly in nano-structured polymers.

Main production sites
      The Organic Peroxides BU’s main production sites are shown in the table below:

Site	Country

Loison	France
Gunzburg	Germany
Spinetta	Italy
Crosby	United States
Geneseo	United States
El Chapo	Mexico
Rio-Claro	Brazil
Chilseo	Korea
Changshu	China
Cuddalore	India

     27 Source: Arkema internal estimate.

The Additives BU (8% of total Group sales in 2005)

General presentation
      The Additives BU groups together additives for PVC and tin derivatives.
      The Additives BU’s products fall into four main categories: impact modifiers and processing aids for PVC, heat stabilizers for PVC, coating additives, and catalysts.
      Impact modifiers and processing aids are products developed on the basis of BU’s own technologies from a variety of raw materials, among which are acrylic derivatives that are supplied by the Acrylics BU. The former make PVC more impact-resistant, the latter are put into PVC to facilitate its extrusion.
      The Additives BU’s heat stabilizers consist mainly of tin derivatives as well as mixed metals compounds. They improve the resistance of PVC to heat, notably when it is extruded, and limit its decomposition and the related corrosion.
      In the coating sector, the Group markets products used in flat glass and glass bottles, as well as anti-fouling additives for marine paints. In this application, the Additives BU has developed new, innovative formulations that replaces tin derivatives, whose use has been banned.
      Lastly, the Additives BU offers a range of tin-, antimony- and phosphine-based catalysts that are used as reaction initiators in areas such as: esterification, polyethylene terephthalate (PET), coatings, oxo-alcohols, etc.
      The Additives BU benefits from a wide geographic presence, with plants in Europe (the Netherlands), the United States and Asia (China and Japan), and is one of the world’s leading companies for its main applications. For example, the Group ranks number two worldwide for the production of tin stabilizers(28) and number one in the United States for the production of impact modifiers(29). For tin stabilizers, its main competitors are Chemtura and Rohm and Haas.

Main products and applications
      The Additives BU’s main products and their applications are shown in the table below:

Main products	Main markets and applications

Stabilizers	PVC
Impact modifiers and processing aids	PVC
Catalysts	Esterification catalysts (polyesters), PET production
Coatings	Glass, marine paints

Strategy
      The Additives BU’s strategy is threefold: restore its profitability, which has been affected by the recent sharp rises in the prices of raw materials, by strict control of purchasing prices and by a controlled increase in its sale prices, the commercial development of new products (marine paints, nano-structured polymers, glass coatings, etc) and a strengthening of its industrial presence in China in PVC additives.

     28 Source: SRI — CEH Organometallics, March 2005.
     29 SRI — CEH Acrylic Acid and Esters, August 2004.

Main production sites
      The Additives BU’s main production sites are shown in the table below:

Site	Country	Main products

Vlissingen	The Netherlands	Stabilizers, impact modifiers and processing aids
Carrollton	United States	Stabilizers, catalysts, coatings
Blooming Prairie	United States	Epoxide derivatives
Mobile	United States	Intermediates for stabilizers, modifiers and processing aids
Beijing	China	Stabilizers
Canton	China	Catalysts
Higashimatsuyama	Japan	Stabilizers
The Urea-Formaldehyde Resins BU (2% of total Group sales in 2005)

General presentation
      The Urea-Formaldehyde Resins BU manufactures and markets resins based on urea, formaldehyde and melamine that are used in the wood industry (notably particule boards, plywood and floorings).
      The BU buys methanol from outside suppliers that it transforms into formaldehyde, urea and melamine.
      These types of products, for which the level of margins is too low to justify high transportation costs, are usually sold on a regional basis.

Strategy
      The Urea-Formaldehyde Resins BU is facing very strong competition, mainly due to the recent start up of new production capacity in the mature western European market and to the growing integration of its customers, who are taking advantage of the low barriers to entry in this business. The Urea-Formaldehyde Resins BU will therefore have to keep up its efforts to adapt to these difficult market conditions.

Main production sites
      The Urea-Formaldehyde Resins BU’s main production sites are shown in the table below:

Site	Country

Villers-Saint-Paul	France
Leuna	Germany
      In March 2006, the BU announced that it plans to close down the Villers-Saint-Paul site. The consultation process with staff representative bodies is underway.
      Villers-Saint-Paul is an industrial platform that hosts mainly five companies, each carrying out its own manufacturing operations: Rohm and Haas, DuPont de Nemours, Cray Valley, Francolor and Arkema France.
      Developments in Arkema’ s business operations at the Villers-Saint-Paul industrial platform would result in a gradual withdrawal by Arkema France from its activities as a manufacturer and service provider.
      Therefore, the supply of services and utilities, which was heretofore provided by Arkema France through platform contracts between Arkema France and each of the aforesaid manufacturing companies, may henceforth be carried out by outside service providers.

      Likewise, Arkema has announced plans to close down its urea-formaldehyde resin production unit (see section 3.7.2.2 of the prospectus). Only the Quats business of Arkema France, which is operated by DuPont de Nemours on behalf of Arkema France, would be maintained.
The Agrochemicals BU (Cerexagri) (4% of total Group sales in 2005)

General presentation
      The Agrochemicals BU (Cerexagri) is made up of a group of subsidiaries that are operationally independent.
      Cerexagri’s business activity is concentrated in several niche sectors in the agrochemical market, notably fungicides, insecticides and post-harvest protection products for the fruit and vegetable market.
      Cerexagri offers a range of effective and easy-to-use products that it markets itself in a strict regulatory environment via its international sales network.
      Although its main production units are located only in Europe, Cerexagri generates more than half its sales in the United States and in the other regions of the world.

Main products and applications

Main products	Main markets and applications

Sulphur and copper-based fungicides and insecticides	Treatment of fruit and vegetables
Post-harvest treatments	Protection of fruit after they have been harvested
Tin intermediates	Pre-harvest treatments
Herbicides	Treatment of weeds in water environments

Strategy
      The Agrochemicals BU’s strategy is to improve competitiveness in its existing business activities and to develop high value-added products in niche sectors, through the registration of existing molecules in new application domains and through strategic partnerships (such as, for instance, that concluded with Nippon Soda).

Main production sites
      The Agrochemicals BU’s main production sites are shown in the table below:

Site	Country	Main products

Bassens	France	Fungicides
Marseille	France	Fungicides
Mourenx	France	Fungicides
Rotterdam	The Netherlands	Fungicides
Sabinanigo	Spain	Fungicides
Riverview	United States	Herbicides
3.5     Research and development, intellectual property rights

3.5.1 Research and development
      R&D is an essential factor on which the Group relies to meet its strategy of innovation and improving its products and manufacturing processes.

      The R&D Management, which reports to the General Management, co-ordinates all the Group’s research programmes on a worldwide scale. It ensures the scientific and technological pertinence of the strategic projects that are financed and controlled by the BUs. To prepare tomorrow’s innovations, the R&D Management draws up each year a ‘corporate’ programme (accounting for about 12% of the Group’s total R&D budget) that it submits for approval to the Executive Committee.
      The Group’s R&D department has about 1,400 researchers, mainly split between six research centres located in France, the United States and Japan.
      The numerous co-operations with the European Commission (the 5th and 6th Framework Programmes for Research & Technological Development (FPRTD), as well as with several French agencies such as the National Research Agency (Agence Nationale de la Recherche — ANR), The Environment and Energy Control Agency (Agence de l’Environnement et de la Maîtrise de l’Énergie — ADEME), and the Industrial Innovation Agency (Agence de l’Innovation Industrielle — AII) strengthen the Group’s R&D through joint public funding and are also proof of the quality and innovation of its R&D.
      The research projects carried out by the Group over many years with a network of university partners (more than 100 projects) are also evidence of the quality and innovation of its R&D.
      The Group successively introduced:

—	in 2004, a new family of block copolymers, Nanostrengths®, that combine in the same molecule a polystyrene block, a polybutadiene block and a polymethyl methacrylate block. These original tri-blocks are used, for example, to increase the impact resistance of technical polymers or thermosetting resins;

—	in 2005, Blocbuilder®, a molecule that allows the controlled polymerisation of numerous families of styrenic, acrylic and methacrylic monomers.
      These two examples show that the Group is very active in new polymerisation technologies and as a result has developed several innovative families of copolymers with controlled architecture.
      Among other noteworthy research subjects of the Group’s R&D, it is worth highlighting new polymer membranes for fuel cells and the production and development of carbon Nanotubes.
      In 2005, the Group spent € 188 million on R&D, which represents 3.3% of its sales. The Group intends to keep up this research effort in the coming years in order to develop ever more innovative products, optimise the performance of its manufacturing units and develop new processes.
      The development and improvement of new processes represented 33% of the R&D spending in 2005.
      R&D policy and the corresponding level of expenditure are adapted to each of the Group’s segments: Vinyl Products, Industrial Chemicals and Performance Products.

3.5.1.1 The Vinyl Products segment
      Vinyl products, some of which are known under the Lacovyl®, Nakan® and Lucobay® brand names, have numerous applications in medicine, sports and leisure, automobiles, construction and public works, housing, hygiene and healthcare, household electrical equipment and water treatment.
      The objectives of the segment’s R&D are to improve the quality of existing products and to improve the productivity and reliability of the plants by optimising the processes used.
      Thus, the R&D has developed new diaphragm electrolysis technologies that have led to considerable progress in industrial health and a reduction in electricity consumption.
      In 2005, 12% of the Group’s R&D budget was assigned to the Vinyl Products segment.

3.5.1.2 The Industrial Chemicals segment
      The objectives of the Industrial Chemicals segment’s R&D are to keep the processes competitive and find new applications, as well as new outlets for the Group’s products. One of the major aims is therefore the constant improvement of the main processes (acrylics, methacrylics, fluorochemicals and sulphur products) in order to make them safer, more reliable and productive, and therefore more competitive. To this end, the R&D is using new raw materials and carries out tests on new catalysts or new types of reaction agents. In addition, formulation teams work on the development of new applications for products coming out of R&D.
      The Industrial Chemicals segment’s products have applications in a wide range of sectors: air-conditioning, water treatment, pharmaceuticals, paper pulp, transport and textiles.
      In 2005, 25% of the Group’s R&D budget was assigned to the Industrial Chemicals segment.

3.5.1.3 The Performance Products segment
      The Performance Products segment’s R&D is primarily focused on tomorrow’s materials.
      In the field of sports equipment, for example, the Kyoto Technical Centre, the Group’s R&D centre in Asia, made a major contribution in 2003/2004 to the success of thermoplastic elastomers for top-of-the-range sports shoes, combining transparency and remarkable dynamic properties. This technology is better known under the brand name Pebax®.
      Similarly, at the end of 2004, the Group marketed a new thermoplastic product, Kynar Adx®. This product combines the remarkable chemical stability of fluorinated polymers with a very innovative adhesion performance on numerous materials such as metals and plastics. This unique combination of properties opens the way to numerous applications, notably in the construction, automobile and energy sectors.
      The Performance Products segment ensures its growth by widening its range of products and by adapting its products’ performances and functions to new demands from the market.
      The strong reputations of brand names such as Rilsan®, Pebax® and Luperox® are a testimony to the technical excellence of the Performance Products segment.
      In 2005, 51% of the Group’s R&D budget was assigned to the Performance Products segment. An important portion of this budget was and will contribute to provide technical assistance to the Group’s customers.

3.5.2. Industrial property rights
      The Group attaches great importance to industrial property rights, both in respect of its brand names and patents, in order to protect the innovative developments coming out of R&D and make its products known to its customers.
      All the Group’s patents and brand names represent an asset that is essential for conducting its business. Nonetheless, the isolated loss of a particular patent or brand name for a product or process would not significantly affect the Group’s results, its financial situation or treasury position.

3.5.2.1 Patents
      For the Group, patent protection of its technologies, products and processes is essential to manage its businesses in the best possible way.
      Consequently, the Group registers patents in its main markets to protect new chemical compounds, new high technical performance materials, new synthesis processes for its main industrial products and new applications for its products.
      The number of patents granted and the number of applications filed for patents are good indicators of investments in and quality of R&D. At 31 December 2005, the Group owned 5,728 patents. At the same date, it had 3,202 patents pending (all applications for patents made according to a centralised procedure — like that of the World Intellectual Property Organization (WIPO) — are accounted for as one application, even though the application may lead to the granting of several patents, depending on the number of countries covered by the application). Each year, the Group files on average 130 priority applications for patents.
      In those countries where the Group seeks patent protection, the duration of that protection is usually twenty years, calculated from the time the patent application was filed. The protection provided can vary from one country to another, depending on the type of patent and the extent of what it covers. The Group uses patent protection in many countries, mainly in Europe, China, Japan, Korea and North America.
      The Group actively protects its markets. To this end, it keeps itself informed about its competitors and defends its patents against any infringement by a third party.
      The expiry of a basic patent for a product or process can lead to increased competition as other companies start marketing new products on the market. Nonetheless, after the expiry of a basic patent, the Group can, in certain cases, continue to benefit from it commercially thanks to its know-how of a product or process, or because of new patents for applications or for improvements to the basic patent.
      The Group also has a policy of acquiring or granting patent licences to meet its operational needs. The Group’s know-how contained in a licence it grants is protected by confidentiality agreements.
      Lastly, in respect of inventions made by employees, the Group implemented in 1989 a system ensuring additional remuneration for inventors among its employees if patents for their inventions are commercially exploited.

3.5.2.2 Brand names
      Protection of brand names varies according to each country. In some countries, this protection stems essentially from usage, whereas in others it can only come from registration of the brand name. Brand name protection rights are obtained either by registering them nationally or through international registrations, or by the registration of Community brand names. Registrations are usually granted for a period of ten years and are indefinitely renewable.
      The Group is developing a centralised and dynamic policy for applying for brand name registrations, using a worldwide network of industrial property rights consultants.
      In particular, the Group owns as brand names the names of its leading products. Among its flagship brand names are, for example, Pebax®, Rilsan®, Forane®, Altuglas® (a brand name used across the world, apart from on the American continent) and Plexiglas® (a brand name used only on the American continent).
      Aware of the importance of its portfolio of brand names, the Group monitors the brand names registered by companies operating in business sectors that are identical, or similar, to its own and has a policy of actively defending its brand names.
      There are risks of legal disputes over the brand name ‘Arkema’, which are described in section 4.9 of this prospectus.
3.6     The environment and industrial safety
      The Group’s business activities are subject to a body of regulations and international and local laws that are constantly changing in the areas of environmental protection and health and safety. These regulations impose increasingly strict obligations, particularly concerning industrial safety, emissions and discharges of hazardous chemical substances (including waste) into the air, water, or ground, utilization, labelling, traceability, handling, transport, storage, and the elimination of toxic or hazardous substances, exposure to the latter, as well as the restoration of industrial sites and the remediation of soil and groundwater.
      For more than twenty years, the Health, Safety and Environment policy (HSE) of the Group’s companies has been continuously strengthened in order to incorporate the applicable regulations as well as the Group’s own requirements. The Group has formalized its fundamental requirements in a reference manual that is used worldwide, the HSE Manual, which is the foundation of the HSE management systems of all the Group’s entities.
      The Group’s HSE policy is also an integral part of its approach to sustainable development, which is based on the firm belief that its long-term growth partly depends on the way it assumes its responsibilities in the areas of social relations, safety and the environment.
      Accordingly, the Group is a subscriber to the Responsible Care® initiative, a voluntary commitment by the world’s chemical industries to improve safety and to improve protection of health and of environment, which is defined by the International Council of Chemical Associations (ICCA) at the world level, by the European Chemical Industry Council (CEFIC), at the European level and taken up by the national federations, such as, in France for example, by the Union des Industries Chimiques (UIC) under the heading “Commitment to Progress”.

3.6.1 Industrial Safety
      The Group’s industrial safety policies are grouped together under the title ‘Safety in Action’ and aim to foster a culture of safety. This policy is implemented worldwide and, over the past five years, has led to a significant improvement in industrial safety performance.

3.6.1.1 Controlling industrial risks
      The assessment of risks on the Group’s industrial sites is carried out through systematic studies of (i) the manufacturing processes, (ii) operating conditions of the existing sites, (iii) transport operations (particularly those involving hazardous products), (iv) the design and construction of new installations, (v) changes to existing installations and (vi) health and safety at work(30).
      The identification of these risks, their ranking through a qualitative and quantitative approach based on simulation models and a network of experts, preventive measures designed to reduce the effects of these risks and the likelihood of them occurring, are all covered by the technical and organisational resources put in place for the Group’s industrial sites, as well as for the transport of hazardous substances.
      The Group pays great attention to the analysis of risks connected with its business activities, particularly in the case of Seveso-category sites (or their equivalents) for which the Group demands that the level of safety requirements increases in line with the identification of potential risks.

Production sites
      In Europe, about 40 of the Group’s production sites are monitored with extra vigilance and are subject to Directive 96/82/ CE, dated 9 December 1996, that deals with the control of major accidents hazards involving hazardous substances, and called the ‘Seveso II Directive’. This directive requires, in particular, the introduction of safety management systems and the regular updating of risk assessment surveys, whose conclusions can lead to additional risk-prevention requirements for the companies operating the sites.
      In France, this directive has been implemented in the legislation governing Installations Classified for the Protection of the Environment (ICPEs) that is based on Law 76-663 of 19 July 1976 (codified in articles L. 511-1ff of the Environmental Code), which regulates industrial sites and activities that are potentially polluting. Recently, Law 2003-699 of 30 July 2003 and its implementing decrees have strengthened the obligations imposed on companies operating Seveso sites, by laying down the principle that the government draws up and implements ‘plans for the prevention of technological risks’ (PPTRs), the aim of which is to control urban development around risky sites and limit the effects of accidents that could occur there. About 20 sites operated by the Group in France should be the subject of PPTRs before 31 July 2008. The Group will be obliged to contribute to the funding of any measures connected with these PPTRs.

     30 For further information on the policy for employee protection, please refer to section 3.7.6 of this prospectus.

      In the United States, control of the risks of industrial accidents is regulated, in particular, within the framework of the Clean Water Act and the Emergency Planning and Community-Right-to-Know Act. The latter, in particular, requires companies to inform the government authorities when hazardous chemical products, above a certain quantity, are being handled or stored and requires companies storing such products to have emergency plans and procedures in place. Other regulations at the federal, state or local levels govern certain specific aspects of the storage of chemical products, the safety of workers when handling stored products and the storage of very hazardous products.

Storage sites and warehouses
      The Group uses numerous storage centres and warehouses, both on and outside its own industrial sites. Most of the external storage centres and warehouses are located close to its customers’ facilities or in ports to facilitate exports or imports by sea, or to enable special packaging or finishing processes to be carried out.

The transport of hazardous products
      Because of the localization of its production sites and the location of its customers, the Group conducts or contracts out to third parties, a major business of transporting products or goods that are classified as hazardous. This activity is governed by international agreements and European regulations, as well as local legislative or regulatory requirements.
      Within this legal framework, the Group has various hazardous, toxic, or flammable products transported by land, pipeline, air or sea, in particular for delivery to its customers in the different countries where they operate. These transport methods can create risks of accidents, which could, if they occurred, entail the responsibility of the Group, particularly in its role of shipper.

Pipelines
      The Group owns and operates a limited number of pipelines in France (six in all) for which specific potential problem areas (called ‘vigilance points’) have been defined, notably the supervision of work on them, the management of nearby works, and emergency plans and rehearsals with the emergency services. Updates of these vigilance points and analyses of the risks are regularly carried out.

3.6.1.2 The safety management initiative
      To ensure the best possible management of its manufacturing activities, the Group has put in place a safety management initiative called AIMS (Arkema Integrated Management System), which is audited under the ISRS system (International Safety Rating System), developed by DNV (Det Norske Veritas) for use on all Seveso industrial sites, or their equivalents. This initiative is based on a safety assessment system, combined with current best practices. Under this system, each high or medium- risk site must be audited every three years by an outside body so as to test the quality of the internal safety management system in terms of its structure, planning and activities.
      All the Group’s installations and activities are the subject of safety studies adapted to the potential or proven risks they are likely to produce, including major risks and those connected with the health and safety at the workplace. These safety studies cover the aspects concerning compliance with the regulations, as well as those that stem from the Group’s internal requirements and they are revised every three to five years.
      So-called ‘high threshold’ Seveso industrial sites (European Directive 96/82/ CE of 9 December 1996), or their equivalents for sites outside Europe, are subject to particularly close attention and a high level of requirements because of the potential risks they pose for people living near them and for the environment (danger of explosions, harmful products, etc.).
      The Group attaches great importance to the feedback of experience about incidents and accidents, both at Group level and at the level of the contractors operating on the sites, and even from outside companies.

      Each incident or accident is analysed locally, or, depending on its gravity, also with the help of teams from the Group’s head office. Subsequently, appropriate action plans are implemented. These reports of incidents or accidents (called “Safety Alerts”) are widely distributed within the Group in order to encourage feedback.
      In the case of storage centres and warehouses, the Group, when choosing its outside service suppliers, takes into account their performance on safety. In Europe, for example, the Group uses a selection model, called ’CDI Terminal’ developed by the Chemical Distribution Institute(31). At the same time, the Group assesses its service suppliers in order to identify any potential problems and check their use of good practice in the handling and storage of its products, particularly when these are hazardous. The Group also makes its storage contractors sign a contract, under which they agree to comply with the applicable regulations and best practice.
      In transport, the Group, when choosing its carriers, takes into account their performance on safety. The Group’s companies, notably in France and the United States, have put in place prior assessment and selection procedures for their road hauliers, which are also used for rail freight companies. The Group uses in Europe, for example, a selection model called ‘SQAS Road’ (Safety and Quality Assessment Systems) developed by the CEFIC.
      A monthly report describing important events and commenting on the trends in the safety indicators such as the number of work accidents is distributed worldwide across a network of the Group’s correspondents.
      Several years ago, the Group inaugurated a round the clock response programme at its head office, as well as a crisis centre that can move into action in the event of a major accident.
      Lastly, crisis rehearsals are regularly carried out on different topics (products, transport, etc) in order to maintain regular training for the teams.
      The Group also makes sure that there is a continuous exchange on best practice, and that joint tools are in place. This is done, for example, through ‘DALIHA’ (Data Linked Industrial Hygiene Arkema), a database of exposure controls, designed to promote industrial hygiene that is installed in all the Group’s production sites.

3.6.1.3 Preparation for, and management of emergency situations
      Identifying emergency situations that can reasonably be envisaged has enabled the Group to put in place a risk management organisation. The main aim of this is to identify and minimise the consequences of an accident and to supply appropriate information to deal with situations that the employees of the Group entity concerned, the emergency services and the neighbouring population may face.
      Emergency plans are drawn up at different levels of the Group’s organisation (industrial sites, transport and countries). They define the role of each entity within the Group, depending on the level of crisis that may be encountered and the co-ordination required to ensure that the crisis is successfully managed.
      The plans are based on risk analyses and take into account the risks connected with products, processes and installations. They include the use of different equipment and intervention measures — both internal and external (neighbouring companies and the local emergency services: fire brigades, hospitals, etc.).
      They are updated periodically and are the subject of regular educational and training sessions. This training concentrates on the co-ordination and cohesion of the teams and on the quality and accuracy of internal and external communications. The training also covers the possible use of the necessary internal and external expertise.
      These emergency plans and rehearsals to simulate emergency situations also include measures to manage the risks of transporting the most hazardous materials and substances.

     31 Set up on the initiative of the European Chemical Industry Council.

      The level of the Group’s requirements, particularly concerning the choice of transporters, containers (tanks, drums, etc.), methods of transport (rail, river, road) and itineraries, is adapted to the risks connected with the products being transported that are identified, in particular, by safety data sheets (SDS) and the internal risk assessment system. The Group may design equipment that is specially adapted to the risks associated to the products being transported.
      In addition, most of the Group’s industrial sites subscribe to a system of mutual assistance (Transaid in France, ICE in Europe and Chemtrec in the United States) that has been voluntarily set up by companies in the chemical industry. Moreover, a multilingual emergency telephone number, available round the clock, enables the Group to respond to emergency situations connected with the use of the Group’s products, or their transportation by road or air, on the basis of SDS.
      Furthermore, internal audits are regularly carried out to verify that equipment (loading and unloading sites, etc.) complies with international or national regulations and with the Group’s own internal requirements.
      As part of its Common Ground® programme and the applicable regulations, various meetings are organised to allow regular in-depth discussions with communities that neighbour industrial sites. These take the form of neighbourhood committees, open-door days, information meetings about the Group’s activities and in France ‘Local Information and Consultation Committees’ (Comités Locaux d’Information et de Concertation, CLIC) or, in the United States, ‘Community Advisory Panels’.
      The Group also periodically carries out opinion surveys among the people living near certain industrial sites in order to measure the progress made in this field.

3.6.1.4 Investing in industrial safety
      At the time of the design of a new production unit or when a significant extension to an existing production unit is made, the best options for improving industrial safety are sought. In addition, the Group regularly makes improvements to its existing production units.
      Investments devoted to improving industrial safety focus on the prevention of major risks (given the Group’s increasingly stringent requirements in this area) and on technical improvements, including those resulting from regulatory changes. Among these, in Europe, by way of example, the Group’s compliance with the provisions of Directive 94/9/ CE of 23 March 1994 on equipment and protective systems intended for use in potentially explosive atmospheres (called the ‘ATEX’ Directive).

3.6.2 The environment
      The Group has voluntarily launched a number of programs to reduce its atmospheric emissions, production of waste, discharges of waste water and its energy consumption. To meet its regulatory obligations and environmental responsibilities, the Group has implemented an environmental management system and participates in the Responsible Care® program.

3.6.2.1 Reducing environmental effects
      Reducing the impact of industrial activities on the environment mainly means optimising the use of natural resources, particularly water, energy resources and raw materials. The Group’s industrial sites direct their efforts to reducing their consumption of water to the minimum needed to conduct their businesses. Similarly, energy saving is one of the key principles for operating the sites. From the moment of their design, new manufacturing units incorporate the management of energy and consumables in the choice of the processes and equipment.
      A number of regulations that strictly govern discharges from the Group’s industrial installations in the areas of atmospheric discharges and water abstraction and discharges are described below, though this is not an exhaustive account.

Atmospheric emissions

Europe
      The Group’s business activities are subject to a complex body of Community provisions by type of atmospheric emission and polluting gas. These have been implemented into national legislations and are repeated in the authorizations to operate the Group’s different sites. First, Directive 96/61/ CE of 24 September 1996, called the IPPC Directive (Integrated Pollution Prevention and Control), requires that industrial sites to which it applies are subject to operating authorizations that provide for limited amounts of emissions, established on the basis of the best available techniques (BATs).
      To comply with these limits, the Group has already made, and will certainly make in the future, modifications to its sites, particularly in order to reduce discharges of volatile organic compounds (VOCs).
      For several years now, one of the Group’s priorities has been to reduce emissions of green-house gases (GHGs). As a significant user of energy, the Group is directly concerned by the carbon dioxide emissions and monitors the permanent improvement of the energetic efficiency of its plants. The Group has also undertaken to reduce its emissions of fluorocarbon compounds, a family of GHGs mainly used in refrigeration and insulating foams. Since 1990, the benchmark year of the Kyoto Protocol that sets the industrialized countries targets for the reduction of GHGs, the Group has reduced its GHG emissions by a factor of three.
      Under European Directive 2003/87/ CE establishing a scheme for GHG emission allowance trading within the Community, the Group was allocated an annual CO2 allowance of 930kt for its sixteen sites concerned (fifteen in France and one in Italy). This allocation that is valid for the three years from 2005 to 2007 is close to the Group’s own estimate of emissions over this period. So during the period under consideration, it looks as though the Group will not have to purchase allowances in a significant amount. For the period from 1 January 2008 to 31 December 2012, no allocation has been set yet. However, it should be lower, as one of the aims of this regulation is to enable EU member states to meet their commitments under the Kyoto Protocol to reduce emissions of GHGs over this period. So, the implementation of this regulation could in the future (and probably as from 1 January 2008), lead to the Group incurring the costs of buying emissions allowances.
      The Group intends to pursue its efforts in an area that concerns the future of the entire planet. Accordingly, the Group is one of those in France that, as a member of AERES (Association des Entreprises pour la Réduction de l’Effet Serre, or Association of Companies for the Reduction of Green-house Gases), committed itself in 2003 to quantified targets for reducing GHGs over the 2003-2007 period.

United States
      The American law called the Clean Air Act (CAA) imposes federal standards for air pollution emanating from fixed or moving sources and, as a consequence, requires the states to regulate polluting emissions in their territories within the framework of SIP (State Implementation Plans). In addition to these air quality standards, the CAA defines national emission standards for 200 hazardous substances, based primarily on the concept of Maximum Achievable Control Technology (MACT). The Group’s operations emit a certain number of these substances and the Group has already made and will surely have to make in the future, certain modifications to its units to reduce its emissions to the required levels. Other regulations within the framework of the CAA will, if they are adopted, have an impact on incinerators located on the Group’s sites and could also increase the cost of eliminating waste using outside incinerators.

Water abstraction and discharges

Europe
      The Group’s business activities are also subject to different Community and national regulations on water abstraction and discharges in the natural environment (surface and groundwater). These obligations are based on the numerous measures implemented into national regulations of Directive 96/61/ CE of 24 September 1996 on the integrated pollution prevention and control (known as the IPPC Directive) and of Directive

2000/60/ CE of 23 October 2000 that established a framework for Community action in the field of water policy (called the Framework Directive on Water).
      Each site therefore has limits on the amounts of discharges it can make that are set down in its operating permits and that are determined on the basis of the type of discharges, pre-treatment operations carried out on site and the sensitivity of the environment into which the discharges are made.

United States
      In the United States, the Clean Water Act regulates the quality of discharges to surface and groundwater including the discharge of noxious substances into water, notification of pollution incidents that have been identified and the restoration of polluted water. The Clean Water Act established a federal system to eliminate polluting substances discharged into water (National Pollutant Discharge Elimination System — NPDES) that requires each production facility discharging large amounts of waste water to obtain an NPDES permit before carrying out the discharges. NPDES permits set quantified limits on discharges and imposes an obligation to inform the authorities of discharges, as well as of any failures to comply.

Environmental indicators
      The tables hereafter show the levels of emissions and volumes of hazardous and non-hazardous discharges produced by the Group’s businesses in 2003, 2004 and 2005.
Environmental indicators(1)

Emissions in the air	2003	2004	2005

Volatile organic compounds (VOCs)(tonnes)	9,965	8,901	8,710
All substances leading to acidification (t eq SO 2 )	7,814	7,327	7,342
Green-house gases (ktonnes eq Co 2 )	5,470	6,810	8,305
Dust(tonnes)	318	307	337
Carbon monoxide (CO)(tonnes)	7,049	9,213	9,425

Emissions in water	2003	2004	2005

Chemical Oxygen Demand (COD) (tonnes of 0 2 )	4,446	4,256	4,079
Materials in suspension (MIS)(tonnes)	4,408	4,660	5,954

Waste in tonnes/yr	2003	2004	2005

Hazardous waste, of which:	257,387	199,468	160,558
Landfilled on site	—	—	—
Landfilled off site	4,563	7,476	3,662
Incinerated on site	176,052	116,073	97,738
Incinerated off site	45,794	39,741	36,441
Treated internally by another process	6,732	8,093	2,197
Treated externally by another process	24,246	28,085	20,520
Non-hazardous waste	76,935	81,638	87,459

Total waste produced	334,322	281,106	248,019

     Source of data for 2003 and 2004: Sustainable Development Report 2004. This report contains a statement from the Salustro bureau (KPMG) confirming the correct application of the consolidation procedures for the environmental data for 2004.
     Source of 2005 data: after analysing the 2005 data concerning the environmental indicators VOC, GHG and COD, KPMG issued a notice stating a limited assurance level.

(1)	Arkema’s worldwide scope of consolidation.

3.6.2.2 Controlling the pollution of soil and groundwater
      Some of the Group’s industrial sites, particularly among those whose manufacturing activity goes back a long time, have been, or are, responsible for environmental pollution, and notably of soil or groundwater. Under these circumstances, a certain number of sites currently being operated by the Group, or that were operated by the Group in the past and then sold, as well as adjoining sites or sites where the Group stored waste or had waste eliminated have been, are still, or could be in the future, subject to specific demands from the relevant authorities to restore them.
      When there is a problem of soil or groundwater contamination on a site, investigations are launched to establish the extent of the area concerned and establish whether the pollution is likely to spread. The Group co-operates with the authorities to define the measures to be taken when there is a risk of an impact on the environment or a danger to health is identified.

Restoring sites
      The regulations in force in the different countries in which the Group operates allow the relevant authorities to impose measures to investigate, restore and monitor when the environmental state of a site on which operations are being conducted justifies those measures. These measures can concern surface soil, the sub-soil and surface or groundwater. They can lead to the non-acceptance of the manufacturing processes being used if their use was clearly the reason for damage to the environment.
      In France, these measures are based on the legislation concerning installations classified for the protection of the environment, as codified in articles L.511-1ff of the Environmental Code (Code de l’Environnement). This rule allows the competent authorities to demand that the company operating a site introduces regular monitoring measures (particularly of the water table) or carries out the necessary corrective actions (including, if necessary, depollution), which are established according to the sensitivity of the natural and human environment and the risks to health and the environment that have been identified.
      In the United States, the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) and the Resource Conservation and Recovery Act (RCRA), allow the competent authorities to impose investigations and restoration work to the current operating company, the former operator, the owner, former owner, and even the generator of the waste, when the latter are responsible for the environmental damage. In addition to the restoration of natural environments, these laws also allow damages to be paid to certain government agencies, associations for the protection of nature and certain native American reserves for damage to natural resources (Natural Resource Damages).
      The Group has a large number of sites, some of which may be polluted given the length of time they have been operated and the diversity of the activities carried out there or that have been carried out in the past. This is why the Group has been developing a scheme to identify and evaluate the environmental situations of its active industrial sites for several years. In particular, experts based in Paris and Philadelphia are in contact with the sites and carry out regular environmental audits.
      On some sites, the Group has already carried out some remediation work, has drawn up action plans, and, when necessary, made provisions to deal with future restoration work. Restoration work is currently under way on several active industrial sites, for example at Carling (Moselle, France) where a former discharge pond is currently being restored (the work started in 2002 and should be completed at the end of 2006).
      The restoration of sites where operations have ceased is subject to the same obligations. The final closure of a site generally entails an obligation on the operator to restore the site beforehand to a state that no longer presents any danger or harm to the environment. In France, in addition to this obligation and apart from the need to notify the authorities that operations are ending, there is a requirement to take into account the future use of the site when defining and carrying out the restoration work. Unless an agreement is met with the interested parties (in particular the local municipality concerned), the operating company may face higher restoration costs if the site is earmarked for a so-called ‘sensitive’ use (redevelopment with a view to building offices or housing, for example).

      Within the framework of service contracts and guarantees, some of Total ’s subsidiaries assume certain responsibilities on a number of sites in France, Belgium and the United States, most of which have ceased operations. The terms of these responsibilities are shown in detail in section 3.12.3 of this prospectus. It is also made reference to section 4.4.2 of this prospectus, as well as paragraph A-IV-1 and note 15 of the appendix to the pro forma financial situation.

3.6.2.3 Managing products responsibly
      The Group pays attention to market products that do not, over their life cycle, harm human health or safety, or the environment.
      Groups of experts (toxicologists and ecotoxicologists) work on improving knowledge of the danger characteristics of the substances produced by the Group.
      In accordance with applicable regulations, a safety data sheet is regularly updated for each of the Group’s products and sent to customers. In addition, groups of regulatory experts employed by the Group are in permanent contact with their toxicologist and ecotoxicologist colleagues, as well as with a worldwide network of correspondents on the industrial sites and in the BUs.
      In Europe, the Group is subject to particularly restrictive and complex regulations concerning chemical products, notably those stemming from Directive 67/548/ CEE of 27 June 1967 on the approximation of laws, regulations and administrative provisions relating to the classification, packaging and labelling of hazardous substances.
      The Community regulations on hazardous substances and preparation should undergo a major revision as a result of the forthcoming adoption of the European regulation on the registration, evaluation and authorisation of chemicals (REACH), which is due to come into force in 2007.
      This new regulation, once it comes into force, should oblige all manufacturers and importers of chemicals in Europe to file a complex registration dossier for each substance, of which more than a tonne a year is produced. Each dossier will then be evaluated by the competent authorities, who will decide whether the substance concerned should be authorized, controlled, used in a limited manner, or even banned. The Group is concerned by this new regulation that affects about 430 substances.
      Leaving aside the REACH regulation, it cannot be ruled out that the competent environmental authorities, within the framework of the existing regulations in the countries where the Group operates, will take decisions that could oblige it to reduce sharply, or even stop, the manufacture and marketing of certain products and shut down, either temporarily or permanently, manufacturing on certain production sites.
      For example, in June 2004, the International Agency for Research on Cancer classified formaldehyde as “known to be carcinogenic to human” and the European authorities may have to change the substance’s classification that is currently a ‘Category 3 carcinogenic’ (suspected carcinogenic effect). Studies have shown the presence of traces of formaldehyde in the atmosphere in places where samples have been taken (housing, schools, etc.). These factors could eventually lead to the adoption of regulations that either require a reduction in the use of formaldehyde, or even ban its use, notably in applications such as glues for particle boards, which currently account for most of the sales of the Urea Formaldehyde Resins BU.
      Furthermore, the Group uses a fluoro-surfactant in the manufacture of a high-performance polymer at two of its manufacturing sites. In the United States, a preliminary risk assessment on perfluoro-octanoic acid (PFOA), a substance not used by the Group but that has chemical similarities with the fluoro-surfactant it uses, was published by the American environmental authorities (the Environmental Protection Agency — EPA) in April 2003 and then revised in January 2005. This risk assessment indicates potential exposure of the United States general population to PFOA at very low levels but states that there is a great scientific uncertainty about the health risks associated with PFOA. The EPA, however, continues its evaluation aimed at identifying the types of voluntary or regulatory measures, or other actions, that should, if necessary, be adopted and implemented. At the moment, it is hard to foresee the conclusions that will be drawn from this study and whether they will be extended to the fluoro-surfactant used by the Group.

      On 25 January 2006, the EPA addressed a letter to some companies which use PFOA and related chemicals to ask them (i) to reduce their emissions of PFOA and related chemicals both in the environment and in their products (-95% in 2010 versus 2000) and (ii) to work on the elimination of PFOA and related chemicals in emissions and products at the latest by 2015. Arkema , who was among the recipients of this letter, answered positively to the EPA on 1 March 2006.
      In addition, a draft directive on the emissions from motor vehicles’ air conditioning systems and a draft regulation on fluorochemicals were submitted on 26 October 2005 to the European Parliament for a second reading. These drafts aim to limit and regulate the use of fluorochemicals, of which the Group is a manufacturer. The restrictions contained in these proposals, once they are finally adopted, together with those in subsequent regulations, could oblige the Group to reduce or stop production and sales of fluorochemicals in Europe.
      Over and above regulatory constraints, the Group contributes to several international programs to evaluate the dangers of chemical products such as the High Production Volume Chemicals (HPV) program that comes under the aegis of the International Council of Chemical Associations (ICCA).

3.6.2.4 Management and prevention of environmental risks
      The Group has set up environmental management systems at its industrial sites, most of which have obtained an external environmental certificate stating that they comply with the ISO 14001 standard. Depending on the local context, some sites have adopted other benchmarks such as the Responsible Care Management System (RCMS) in the United States.
      The environmental management system requires each of the Group’s industrial sites to identify its impact on the environment (water, air including green-house gases, waste, noise, odours and soil) and set out the priorities which constitute their action plan. The periodical environmental analysis of sites enables to measure the accomplished progress and to define new improvement objectives. Each site rigorously monitors its discharges, emissions and waste. All this environmental data is collected and consolidated at the Group’s head office and is published annually as part of the report on sustainable development.
      In addition to internal audits, the Group’s sites are subject to two other types of audit: certifications by outside bodies and audits carried out by a team of the Group’s experts.
      Lastly, fully aware as it is of the concerns of the public about the chemical industry, whether the risk of accidents, the effect of products on health or their impact on nature, the Group, ever since 2002, has organized meetings to exchange views with the communities located near its industrial sites as part of an initiative called Common Ground®. The purpose of this is to develop a dialogue and contacts to improve confidence with those who are concerned by these matters and thus move forward with them in the fields of the safety and of the environment.

3.6.2.5 Investing in the protection of the environment
      At the design stage of a new production unit or at the major extension of an existing production unit, the best choices to limit the environmental effects are sought out; these are determined according to the sensitivity of the natural environment, the best available techniques and the priority given to the reduction of harmful effects at source.
      The Group regularly makes improvements to its existing production units: modifications to processes to reduce discharges or the installation of waste-treatment units, for example. Among the notable projects that have recently been started, the reduction of emissions of volatile organic compounds represents an important share, with, for example a project at Jarrie (Isère, France) and another at Carling (Moselle, France), both of which should be completed in 2006. Other projects concerning in particular the reduction of aqueous waste and green-house gases are currently being studied.
      For further information on this topic please refer to section 4.4.2. of this prospectus and to note 15 of the appendix to the pro forma financial situation that detail the provisions set up for the environment.

3.7     Personnel

3.7.1 Headcount

3.7.1.1 Headcount in 2003, 2004 and 2005
      At 31 December 2003, all Group entities combined employed approximately 19,780(32) staff worldwide, including non-permanent staff.
      At 31 December 2004 and 2005, respectively, the Group had 19,167 and 18,377 employees(33) worldwide, including non-permanent staff.
      The table below provides an analysis of the workforce by region and category over the past three years:

				2005
	Total staff* at	Total staff at	Total staff at
Region	31/12/2003	31/12/2004	31/12/2005	Managerial	Non-managerial	Male	Female

France	12,200	11,806	11,164	1,693	9,471	9,024	2,140
Rest of Europe	3,130	3,008	2,846	595	2,251	2,290	556
North America	2,870	2,852	2,853	1,299	1,554	2,250	603
Asia	1,250	1,293	1,326	356	970	1,017	309
Rest of world	330	208	188	59	129	143	45
Total Arkema	19,780	19,167	18,377	4,002	14,375	14,724	3,653
O/w: permanent staff	19,400	18,249	17,735	3,918	13,817	14,302	3,433

*	Estimated figures.
     In 2005, employees in France accounted for 61% of the total workforce.
      Managerial staff accounted for 22% of the Group’s total workforce in 2005 and women made up 20% of the workforce during that year.

3.7.1.2 Recruitment as of 31 December 2005
      The Group’s recruitment policy is designed to secure the highest level of skills to underpin its development.
      During 2005, the Group hired 732 employees under permanent employment agreements, 34% of them in managerial capacities. Of these new employees, 26% were women.
      New employees were hired across all Group business lines in France and worldwide, and over half of the new staff (57%) was hired outside France.

3.7.2 Employee/management relations and the Group’s development

3.7.2.1 Ongoing dialogue with employee representatives
      As part of its employee relations policy, the Group is developing an ongoing dialogue with employee representatives, for all Group entities.
      In France, the Group is implementing a contractual employee relations policy, which has resulted in the signature of six agreements, three of them signed with all the trade unions:

—	Agreement on the composition of the Arkema France Central Works Council dated 25 October 2004;

—	Wage agreement for 2005 dated 21 December 2004;

—	Master agreement on profit-sharing for 2005, 2006 and 2007, dated 13 April 2005;

     32 This figure applies to the Group’s management scope.
     33 These figures apply to the Group’s management scope.

—	Agreement on a voluntary early retirement system funded by the Group, dated 2 June 2005;

—	Agreement on the use of the new information and communications technologies by trade unions and employee representative bodies, dated 24 November 2005;

—	Wage agreement for 2006, dated 19 December 2005.
      The Spin-Off of Arkema’s Businesses described in Chapter 2 of this prospectus will have no effect on these six agreements.
      Depending on the subject, these company-wide agreements can be extended to the facilities or subsidiaries through local agreements that take into account the special attributes of each facility or subsidiary. As an example, the master agreement on profit-sharing for 2005, 2006 and 2007 was implemented through agreements with each facility of Arkema France in order to define specific procedures for calculating the incentive bonus for reaching certain targets.
      Outside France, the employee relations policy within the Group and its affiliates is carried out based on local practices applicable to staff representation and employee/management relations.
      As a result of the Spin-Off of Arkema’s Businesses described in Chapter 2 of this prospectus, Arkema France will withdraw from the scope of Total S.A.’s European and Group Committees.
      After this withdrawal, negotiations will be initiated to define the appropriate employee representative organizations and systems at the Group level.

3.7.2.2 Employee measures and the Group’s development
      The Group’s actions are part of a structured initiative involving joint consultation with and working alongside employee representative organisations to accommodate changes in the Group.
      More specifically, the various reorganization plans that the Group has decided to initiate and implement since the reorganization of
Total ’s Chemical Segment have been accompanied by more in-depth exchanges as part of the employee representative organization information and consultation process at both central and local level.

•	In 2004, Total reorganized its Chemicals Segment. As part of this process, it engaged in numerous exchanges with the Central Works Council during the first half 2004, leading to the conclusion of a voluntary early retirement agreement with certain trade unions. When this reorganization was implemented, 132 jobs were eliminated in France (including 95 in the central departments and 37 at the Lyon Technical and IT Centre) and 60 jobs were relocated from Paris to Brussels.

•	The performance improvement plan for MLPC International (Rion-des-Landes and Lesgor, France), which will result in the loss of 74 jobs, will be completed at the end of the first half of 2006. Employee support measures place the priority on voluntary departures (retirement, early retirement, personal career projects) and occupational transfers at the site.

•	As part of the projected Vinyl Products Segment consolidation plan, six meetings of the Arkema France Central Works Council were held, in addition to meetings of the relevant local Works Councils (comités d’établissement) and two meetings to conduct negotiations at the central level (Arkema France company agreement — accord d’entreprise Arkema France). The process culminated in an agreement on a voluntary early retirement system, which was signed by all the trade unions on 2 June 2005.

Implementation of this consolidation plan will lead to the elimination of 523 jobs. Over two-thirds of these job cuts are expected to be achieved through voluntary early retirement, to be phased in until 31 December 2006 for all the affected sites, with the exception of the Saint-Auban (France) site, where this period will be extended until 31 December 2007. Ultimately, the employee support measures defined by management with the employee representative organizations should make it possible to identify appropriate individual solutions for the relevant employees and avoid the need for any involuntary lay-offs.

•	A project to upgrade the chemical platform of the unit in Villers-Saint-Paul (France) involving the reorganization of the utilities and certain departments will lead to the elimination of 31 jobs without lay-offs by 31 December 2006, via voluntary early retirement under the aforesaid agreement dated 2 June 2005. Moreover, on 7 March 2006 a project to close down the urea-formaldehyde resin production unit at the Villers-Saint-Paul (Oise) chemical platform was submitted to the Central Works Council (Comité Central d’Entreprise) of Arkema France. This project should result in the elimination of 93 jobs in Villers- Saint-Paul and of 8 jobs at the Company’s head office.

•	The reorganization of Altuglas International, which will result in a net loss of 165 jobs following the closure of the extruded slab facility in Rho (Italy), the cast slab unit in Leeuwarden (The Netherlands) and waste cracking unit in Bernouville (France), will concurrently entail combining extruded slab production at the Bernouville site with the start-up of a fifth extrusion line and consolidating cast slab production at the Saint-Avold site in France. This industrial reorganization and the attendant employee support measures are expected to be completed by 30 September 2006.

•	The reorganization of the Riverview factory in Michigan (United States) was announced on 29 December 2005. It will result in closure of the Alkylamine and Sulfonyl units and in the elimination of 60 jobs by the end of 2006.
      Other reorganizations initiated since the Group’s creation have given rise to procedures for informing and consulting employee representative bodies and to employee support measures that are now being proposed in conjunction with the departure of the affected employees.
      The main staff costs associated with these reorganizations stem from the voluntary early retirement plans and that the associated costs have been outsourced to a partner outside the group. The cost of other employee support measures is covered by provisions in the Group’s accounts.

3.7.3 Supplementary pension schemes

3.7.3.1 Supplementary pension schemes — Arkema France
      In France, the supplementary pension schemes that currently apply to certain former employees and may in the future apply to certain current employees of the Group were inherited from Rhône-Poulenc and several Pechiney Group companies (Ugine, Kuhlmann, etc.). These schemes were set up during the 1950s and were closed at the latest to employees hired after 1973.
      These are defined- and differential-benefit schemes. Their purpose is to provide an overall pension by providing an allowance that supplements the benefits to which retirees are entitled under the general Social Security system and the ARRCO-AGIRC supplementary pension schemes. The amount of the overall allowance is a function of the last employee’s salary and of the years of service within the Group at retirement age.
      It is worth noting that the relevant employees are vested in such benefits only if they are working for the Group when they retire.

3.7.3.2 Outsourcing of such schemes in 2004
      During the second half of 2004, following an invitation to tender issued to leading insurance companies, the pension obligations described in section 3.7.3.1 were outsourced to the insurance company CNP Assurances.
      The agreement with CNP covers all of the Group’s pension obligations in France to existing pension recipients (approximately 2,400 people) and all vested benefits until the end of 2004 for potential beneficiaries who are still on the job (approximately 1,300 people).

      The amount of the premium paid takes into account:

—	transfer of the mortality risk and of a shift in mortality to the insurer;

—	a valuation of the obligation under the technical conditions required by the French Insurance Code (Code des Assurances); and

—	inclusion in the assets of the insurance policy of a structured product so that annuities being paid and annuities to be paid in the future can be adjusted, in accordance with the internal regulations of these schemes, up to the maximum change in the INSEE index (excluding tobacco);
      Future benefits to be vested by current employees as from 1 January 2005 are covered by provisions in the Group’s accounts as new benefits are vested and will give rise to periodic payments of additional premiums by Arkema France. Furthermore, if a change in legislation governing pensions were to reduce the level of replacement income received under mandatory pension schemes, it may be necessary to pay additional premiums to CNP for employees who have not yet retired as of the date the regulations are amended.

3.7.3.3 Group pension plans — Significant foreign subsidiaries
      In some countries other than France, where basic mandatory pension plans do not guarantee an adequate income, the Group’s entities have set up defined-benefit pension plans.
      This is the case in the United States, the United Kingdom, Germany and the Netherlands. Some of these pension obligations are covered by financial assets, in accordance with applicable laws.
      Furthermore, in the United States, nearly all obligations relating to pensions schemes and welfare in respect of the vested benefits of employees who retired or left the Group prior to 31 December 2004 were transferred to Total .
      The same principle applies in the United Kingdom, where Total retained the vested benefits of employees who retired or left the Group prior to 30 September 2004. This defined-benefit plan has been closed to new employees since 1 January 2002 and the Group has booked a charge for the corresponding obligations to provisions. New employees are now covered by a defined-contribution pension plan.
      In Germany, the Group also has a defined-benefit plan that has also been closed to all new employees since 1 January 2002 and for which it has booked charges to cover the associated obligations. New employees are now covered by a defined-contribution pension plan.
      An analysis of pension, retirement and similar obligations and charges booked to provisions for such obligations is provided in note 15 of the appendix to the pro forma consolidated financial statements (see Appendix D.1 of this prospectus).

3.7.4 Incentive and profit-sharing schemes
      In addition to the profit-sharing scheme required by law in France, Arkema France has set up an incentive scheme giving all employees a share of profits and incentives to meet certain performance objectives, so as to promote the company’s growth.
      Under the three-year incentive scheme agreement for the period 2002-2004, each employee of Arkema France received average annual incentive compensation of some €1,100. Total incentive compensation paid in 2005 for 2004 amounted to € 11,382,506.
      Incentive compensation is made up of two components: a result-based bonus, which is a function of financial results achieved by Arkema France in France and a performance bonus defined by each facility based on achieving objectives specific to each facility.
      A new incentive scheme agreement for 2005, 2006 and 2007 was signed on 13 April 2005 with the CFDT and CFTC trade unions. Total incentive compensation that can be paid out for a given year amounts to 3.9% of total payroll.

      The Group’s other French entities have entered into specific incentive scheme agreements based on the same principles.
      Furthermore, in France and in other countries, compensation paid to executive management includes a variable component based on the relevant company’s financial performance.

3.7.5 Employee savings schemes — Employee share schemes
      Some of the Group’s French companies (Arkema France, Alphacan S.A., Alphacan Soveplast, Altuglas International S.A., Altuglas International Services, CECA S.A., GRL, MLPC International and Résinoplast) currently belong to the Total Group’s Employee Share Ownership Plan (Plan d’Épargne du Groupe Total, PEGT). The effects of the Spin-Off of Arkema’s Businesses on employee savings invested under the PEGT and on capital increases reserved for Total employees under the PEG-A share ownership plan are described in section 2.1.2.6 of this prospectus.
      Arkema plans to develop a dynamic employee savings (épargne salariale) and an employee share scheme (actionnariat salarié) policy. Before completing the Spin-Off of Arkema’s Businesses, negotiations will be initiated with employee representative organizations in view of setting up a separate employee share ownership scheme for Arkema .
      Furthermore, Arkema S.A. will periodically carry out new capital increases for Group employees in order to give staff a stake in Arkema ’s growth.

3.7.6 Health and safety

3.7.6.1 Ongoing determination to promote health and safety
      Safety and the protection of health and the environment are central to the Group’s objectives in conducting its operations, with an ongoing concern for improving performance in these areas.
      The Group carefully assesses the impact of its operations on the health and safety of its employees, service providers, customers and the public, as well as on the environment, not just for preventive purposes but also to mitigate any impact (a description of the Group’s policy in the areas of environmental health and industrial safety is provided in section 3.6 of this prospectus).
      The Group also conducts training in these areas and develops procedures aiming to ensure safety at its sites.
      The priorities of the Group’s industrial safety policy are the following:

—	prevention of major risks;

—	workplace safety and health;

—	disseminating a safety-oriented culture.

3.7.6.2 Occupational illnesses
      In the manufacture of its products, the Group uses and has used large quantities of toxic or hazardous chemicals. Despite the safety and monitoring procedures that have been instituted at Group level and for each production site, Group employees may have been exposed to such substances and may develop specific pathologies as a result of such exposure.
      In this respect, like most industrial companies, in the past, the Group has used a variety of insulating or heat-proofing materials containing asbestos in its production facilities. Consequently, certain employees, particularly those engaged in maintenance occupations, may have been exposed to such materials before they were gradually eliminated and replaced with substitute products.
      At its French sites, the Group anticipated the regulatory provisions applicable to asbestos (Decrees no 96-97 and 96-98 of 7 February 1996 and Decree no 96-1133 of 24 December 1996). The Group made an inventory of asbestos-containing building materials within its premises, notified employees of the results of these investigations and took the collective and individual protective measures required by the applicable laws. Furthermore, with respect to the use of materials containing asbestos fibre, the Group discontinued the use of such fibre, replacing it with substitute materials whenever this was technically possible. In other countries, particularly in the Unites States, the Group complied with applicable laws.
      However, claims for occupational illness related to past asbestos exposure have been filed against the Group, mostly for periods before 1980. Given the latency period of asbestos-related pathologies, a large number of claims for occupational illness is likely to be filed in the years ahead.
      As of 31 December 2005, 70 actions seeking asbestos-related compensation were underway.
      In addition to the problem of occupational illnesses affecting Group employees, a number of third-party asbestos-related actions have been filed against the Group in the United States. These actions are described in section 3.8.2.4 of this prospectus.

3.7.6.3 Facilities that produced asbestos-containing materials likely to entitle employees to voluntary early retirement system
      Four of the Group’s sites in France have been classified by ministerial order as facilities likely to entitle asbestos workers to voluntary early retirement system. The Group cannot rule out the possibility that other sites will be added to this list in the future.
      In this area, on 30 June 2003, the Group entered into an agreement with all the trade unions aiming to improve the conditions under which its employees can leave the Group under the terms of this system and to adjust the departure date of the relevant employees so as to facilitate the transmission of expertise and know-how within the Group.
3.8     Litigation
      Legal risks are subject to a quarterly review by the Group.
      On the first day of the last month of each quarter, each BU, functional division or subsidiary has to inform in writing the Accounting/ Controlling division and the Legal Affairs division of the Group of any legal risk or legal proceedings affecting or likely to affect the Group’s operations. Representatives of the Accounting/ Controlling division and of the Legal Affairs meet to analyze such risks and legal proceedings and to determine, in accordance with the BUs, the functional divisions and the subsidiaries, the amount of the provisions relating to such risks and legal proceedings based on the rules described in the Chapter “accounting principles and methods” of the combined financial statements.
      The Group is a party or may become a party to legal proceedings, as a result of which it may be found liable on various grounds, in particular, for violating competition laws relating to cartel behaviour, full or partial non performance of contractual obligations, breaking off established commercial relationships, pollution or product compliance failures.

3.8.1 Litigation relating to competition law
      The Group is involved in a number of proceedings in the United States, Canada and Europe alleging violations of antitrust laws relating to cartel behaviour.
      To cover the risks associated with these proceedings, which arose prior to completion of the Spin-Off of Arkema’s Businesses, Total S.A. and one of its subsidiaries have granted indemnities for the benefit of Arkema S.A. and Arkema Finance France, the main terms of which are described in section 3.12.3 of this prospectus.
      The financial risk associated with all proceedings described below is not easily quantifiable.

      Based on its analysis of the cases, and taking into account the indemnities granted by Total and described in section 3.12.3 of this prospectus, the Group has booked € 212 million in charges to provisions in respect of these proceedings (as at 31 December 2005).

Proceedings carried out by the European Commission
      Arkema France is currently a party to several proceedings being carried out by the European Commission alleging violations of the rules of EU competition law restricting anticompetitive agreements.
      These cases are at different stages.
      On 19 January 2005, in the case relating to monochloroacetic acid, the European Commission fined Arkema France €13.5 million and imposed a joint fine of € 45 million on Arkema France and Elf Aquitaine.
      Arkema France and Elf Aquitaine filed an appeal of the ruling with the European Court of First Instance. The case is still pending.
      Two cases relating to hydrogen peroxide and methacrylates resulted in the filing of statement of objections by the European Commission on 26 January 2005 and 17 August 2005.
      Five other cases (relating to impact modifiers, heat stabilisers, plasticizers and alcohols, sodium chlorate and solvents) are, on the other hand, at very preliminary stages. They resulted in investigations by the Commission in 2003 and 2004 (visits and requests for information). The Commission did not inform the relevant companies, including Arkema France, of any statement of objections, it being specified, however, that the investigations on solvents do not apply to Arkema France, which does not produce or sell the solvents targeted by these investigations. As Arkema France has actively cooperated with the Commission, it should benefit from a reduction in any fines that may be assessed against it.
      Based on an empirical analysis of similar decisions adopted by the Commission, the Group believes that the combined amount of fines that may be assessed against it is very high.
      In addition to the proceedings carried out by the European Commission, it cannot be ruled out that civil suits for damages are filed by third parties claiming to be victims of the violations in relation to which fines have been imposed by the Commission.

Proceedings in the United States and Canada
      Arkema Inc. is currently under criminal investigation by the United States Department of Justice for alleged violations of United States antitrust laws in two sectors: plastic additives and hydrogen peroxide. In plastic additives, it is also under a criminal investigation by the Canadian competition authorities, while preliminary contacts made in the area of monochloroacetic acid in 2001 do not appear to have given rise to any official investigations since then.
      Arkema France and Arkema Inc. are also named in civil suits, similarly as a result of alleged violations of United States antitrust laws, in four sectors: plastic additives, hydrogen peroxide, monochloroacetic acid and methyl methacrylate. Civil suits relating to hydrogen peroxide are also underway in Canada.

(a) Criminal investigations:
      Arkema Inc. has received grand jury subpoenas from United States Department of Justice relating to the plastic additives and hydrogen peroxide sectors. As of the date of this prospectus, Arkema Inc. has not been indicted or charged in connection with these investigations.
      In 2003, Arkema Canada Inc. received notice that the Federal Court of Canada was instituting a criminal investigation for alleged violations of Canadian competition law in the plastic additives sector. To the Group’s knowledge, there have been no further developments in this investigation since then.
      The charges brought against Arkema France in the monochloroacetic acid sector were settled with the United States Department of Justice in 2002.

(b) Civil actions:
      Several direct or indirect purchasers of products allegedly marketed by Arkema France or Arkema Inc. have brought individual or class actions against Arkema France and Arkema Inc. seeking damages on the basis of alleged violations of competition law in the plastic additives, hydrogen peroxide, monochloroacetic acid and methyl methacrylate sectors.

—	A class action has been brought against Arkema France and Arkema Inc. by purchasers of monochloroacetic acid. The court dismissed the action and the claim. The claimants have appealed that decision.

—	Some direct and indirect purchasers of plastic additives allegedly sold by Arkema Inc. have brought a certain number of individual and class actions against that company. As at the date of this prospectus, no class has been certified by the courts.

—	Some direct and indirect purchasers of hydrogen peroxide allegedly sold by Arkema France or Arkema Inc. have brought a certain number of individual and class actions against these two companies alleging breach of a US federal or state anti-trust law. As at the date of this prospectus, no class has been certified by the competent courts.

—	Similarly, alleged purchasers of methyl methacrylate (MMA) have brought a certain number of individual and class actions against Arkema France and Arkema Inc. seeking damages against them. As at the date of this prospectus, no class has been certified by the courts.

—	In Canada, a number of civil actions concerning hydrogen peroxide were filed in Québec and in Ontario in 2005.
      As indicated above, Arkema France is currently involved in various investigations being carried out by the European Commission concerning several other products. At the present time, the Group is not aware of any criminal investigation, nor is it the subject of any civil claim in the United States in relation to products other than plastic additives, hydrogen peroxide and methyl methacrylate. It is, however, possible that certain matters addressed in a statement of objections on the part of the European Commission could also be the subject of proceedings in the United States in the future.
      As has been indicated above, Arkema France and Arkema Inc. are not currently the subject of any formal charges in the context of the ongoing criminal investigations in the United States. Moreover, the civil claims currently pending (with the exception of one action still pending in the area of monochloroacetic acid) are at a very preliminary stage (including those filed in Canada). Consequently, it is difficult to assess with certainty the quantum of the risk to which the Group could be exposed as a result of these proceedings. In light of prior settlements of civil and criminal matters involving alleged international cartels, Arkema considers the potential risk as a result of these proceedings to be very significant.

3.8.2 Other litigation

3.8.2.1 Arkema France

•	In 1995, the company Gasco brought a claim for damages against Elf Atochem (the former name of Arkema France) before the court in Ghent (Belgium) in respect of an alleged breach of contract and breach of an exclusivity agreement. At first instance, Gasco obtained a judgment against Atofina for payment of €248,000 by way of damages for breach of contract (payment of that sum has been made) but its claim for breach of the exclusivity agreement was dismissed. Appeal proceedings are pending before the Ghent Court of Appeal. Gasco is asking for the judgment to be reversed insofar as it dismissed the claim for breach of the exclusivity agreement. Under this head it has put forward a claim for € 24 million which the Group considers to be without foundation and which it is challenging both in principle and in its amount. Having regard to the weak basis of the allegations made against it and the defences available to the Group, the Group’s view as at the date of this prospectus and as the matter currently stands, is that the amount of the provision made for this matter in the accounts is sufficient.

•	Arkema France supplies various products for the coating of items used in a number of European countries in the manufacture of sanitary treatment facilities. These products are subject to inspection on the part of approved laboratories which must certify their conformity with the applicable sanitary regulations. Arkema France has a dispute with a French laboratory as to the interpretation of the regulations applicable in France as regards regulatory clearance in France of a product even though it is approved in other European Union countries. The Group takes the view that this problem is essentially administrative in nature. However, the possibility that users might seek to attach liability to Arkema France as the supplier cannot be excluded. In the event that such claims were successful, the costs of replacement of the products and the damages that could be claimed could prove to be extremely high.

•	In 2005 and 2006, 279 employees and 60 former employees of two Arkema France facilities (Pierre-Bénite and La Chambre — France) brought a claim for damages before the Lyon and Albertville industrial tribunals (Conseils de prud’hommes) for alleged breach of the provisions of the collective chemical industry agreement. The provisions of that agreement give workers, technicians and supervisors working continuous or semi-continuous shifts of more than six hours, a thirty-minute break during which they need not do any work. The claimants’ view is that the management of those two establishments organized and arranged the break in such a way that employees were not completely free of any work so as to be able to deal with personal matters. They claim that they suffered loss justifying compensation as a result. The amount of the claims is € 6.35 million. Arkema France is contesting the claims. Provision has been made for this dispute in an amount that the Group considers sufficient.

•	Litigation in France connected with asbestos is described in section 3.7.6.2 of this prospectus.

3.8.2.2 CECA

•	In 1999, the company Intradis commissioned the company Antéa to carry out a survey on a site situated in France which had been used for industrial purposes and in particular by CECA (manufacture of sulphuric acid) and the company Hydro Agri (a fertilizer factory which does not belong to the Group). The survey noted pollution of the soil and water on the site, as well as the existence of pyrites in the open air, and classified the site as category 1 (a site requiring in-depth investigations and a detailed risk assessment). The company Intradis then made an application to have an expert urgently appointed to determine the nature and extent of the pollution affecting the site and to establish the liability of CECA and Hydro Agri, the owners and operators of the site before its acquisition by the company Intradis. In the absence of a quantified claim, no provision has been made for this dispute in the accounts of the Group as at the date of this prospectus.
      The past environmental engineering activities of CECA have given rise to various claims by third parties. These claims have been transmitted to the Group’s insurers. At this stage, the Group has not considered it necessary to create provisions in excess of the insurance policy deductibles. The possibility cannot be excluded that this activity, which has now ceased, may give rise to further claims in the future.

3.8.2.3 Alphacan

•	On 26 June 2000, Alphacan sold an industrial site at Roncq (France) to the company Novoplastic Nord. A classified installation is built on this site. Companies in the Christian Blanc group (Financière Christian Blanc, Novoplastic S.A. and Novoplastic Nord), all of which are the subject of bankruptcy proceedings (reorganization or compulsory liquidation), have commenced proceedings against Alphacan on the grounds that, at the time of the sale of the site at Roncq, it failed to disclose the existence of an order made by the Prefect requiring the erection of a fence around the site and the construction of a water retention reservoir to retain runoff for use in the event of fire.

      Those companies made the following claims for the relief/damages in the Versailles commercial court (Tribunal de commerce de Versailles):

—	reduction of the purchase price of the site at Roncq by an amount to be determined in an expert’s report;

—	payment of the cost of construction of the retention reservoir;

—	payment of the liabilities of the company Novoplastic Nord, in compulsory liquidation;

—	payment for the loss of value of the shareholding of Financière Christian Blanc in the company Novoplastic: in this respect an application is made for a provisional payment of € 500,000 and the appointment of an expert; and

—	payment of Novoplastic S.A.’s loss of claim against the company Novoplastic Nord and miscellaneous damage (commercial — moral). In this respect an application is made for a provisional payment of € 500,000 and the appointment of an expert.
      Overall, these claims, which are contested by Alphacan, amount to €5.8 million. An order has been made by the Versailles commercial court (Tribunal de commerce de Versailles) for the preparation of an expert’s report, and this is currently underway. On the basis of all this information, the Group considers that at the current, preliminary stage of this matter, the amount of the provision provided in the accounts as at the date of this prospectus is sufficient.

3.8.2.4 Arkema Inc.

•	Norit Americas, Inc. (Norit) acquired an active carbon production unit from Arkema Inc., located in Pryor (Oklahoma, United States). Initially, Norit made a claim against Arkema Inc. for an indemnity, alleging breach by Arkema Inc. of the provisions of the Clean Air Act on that site. Norit has in fact been served with a violation notice by the Oklahoma Department of Environmental Quality, relating to emissions of particles of sulphur dioxide and nitrogen oxide. While contesting that the offences have been committed, Norit has nevertheless called on Arkema Inc. for an injunctive relief against any fines which might arise in these proceedings. The parties have entered into a standstill agreement upon the expiry of which they will continue to proceed with their respective claims. Arkema Inc.’s claim is the payment of the balance of the price of the production unit yet to be paid by Norit, and Norit’s claims are for indemnities in respect of environmental matters. Provisions have been made in the Group’s accounts for this litigation, in amounts which the Group considers to be sufficient.

•	Arkema Inc. has been served with a Corrective Action Order issued by the US Environmental Protection Agency in relation to the site of the factory at Riverview, the site at West Brine Field and the site at Wyandotte (Michigan, United States). The order requires a Remedial Facility Investigation, a survey of corrective measures and the implementation of those measures on the said sites. Analysis of the remediation options has been ongoing for several years. Recently, Arkema Inc. has received an additional order which relates more specifically to an analysis of sediments in the Trenton canal of the Detroit River alongside Riverview and the Wyandotte sites. The costs involved in certain contaminations of the Wyandotte site will be divided between Arkema Inc. and other local industries which might potentially be implicated in any pollution of the sediments. If the analyses indicate that the sediments are polluted and that Arkema Inc. alone was responsible for such pollution, it could be responsible for the cost of decontamination. As matters stand, it is difficult to determine what will be required from Arkema Inc. in relation to contaminated sediments in the Trenton canal and to estimate the associated costs.

The costs associated with the closed site at Wyandotte and the impact on the Detroit River coming from the Wyandotte site have been assumed by the company Legacy Sites Services LLC, a subsidiary of Total, under the environmental indemnity described in section 3.12.3 of this prospectus. The costs associated with the Riverview site including any related impacts on the Detroit River, which are the subject of a provision in the Group’s accounts, remain payable by Arkema .

•	The past production activities on the site at Calvert City (Kentucky, United States) have caused pollution of the soil and groundwater and of the Tennessee River. Analyses and decontamination work on the site have been ongoing for a certain number of years and will continue in the future. Arkema Inc. hopes to be able to negotiate reasonable decontamination obligations. A substantial number of uncertainties do, however, exist and it is not possible on the date of this prospectus to estimate the amount of expenditure that could be incurred to decontaminate the site, and, at the same time, to make a corresponding provision in the Group’s accounts.

•	In the United States, the Group is currently involved in a substantial number of proceedings (about 450) in various courts.

These proceedings concern claims by third parties relating to (i) alleged exposure to asbestos on the Group’s sites, or (ii) exposure to products containing asbestos and sold by former subsidiaries of the Group in the United States. Provisions have been made for these proceedings in an amount which the Group considers sufficient.

However, due to the continuing uncertainties as to the outcome of these proceedings, the Group is not in a position on the date of this prospectus and having regard to the information available to it, to estimate the total amount of the claims that might finally be upheld against it by the various competent courts after the exhaustion of any avenues of appeal.
      To the knowledge of the Company and subject to the indications of this prospectus, at the date of this prospectus no exceptional fact or proceeding is likely to have or to have had a material adverse effect on the activity, the results, the financial situation or the assets of the Group.
3.9     Major contracts

3.9.1 Essential agreements for the Group or for a BU
      At BU, or even Group level, the agreements described below are of fundamental importance, particularly in terms of supplies of raw materials or energy resources, profit margins, transport capacity or the setting up of establishments in attractive markets.

•	Agreement with EDF relating to the supply of electricity to chlorine-producing plants in France (1995-2010)
      In an agreement entered into with EDF on 21 December 1995 and amended in July 2005 (the Agreement), Arkema France negotiated specific terms for the price indexation of electricity delivered to its four chlorine-producing plants (Fos-sur-Mer, Jarrie, Lavera, Saint-Auban) until the end of 2010. The competitiveness of the prices negotiated by Arkema France can be explained, in particular, by the duration of the commitments entered into, the substantial volumes of electricity purchased annually (electricity being the raw material for electrolysis) and a very specific consumption profile of the chlorine-producing sites, that is the constant rate of consumption (24 hours a day, 365 days a year) which provides synergies with electricity produced from nuclear power. Arkema France also agreed to reduce its consumption of electricity for short periods at the request of EDF and has waived its rights to electricity from hydraulic power in favour of EDF.
      In the medium- and long-term, the challenge for the Group is to negotiate the renewal of competitive terms for the supply of electricity beyond 2010 in the context of increasing energy prices.
      Outline solutions to the problem of supplies of electricity to electro-intensive industries in France were the subject of discussions in 2005 under the aegis of the Ministry of the Economy, Finance and Industry.
      One of the matters under consideration is the creation of a consortium of electro-intensive industrial companies including Arkema , which would be principally financed by bank borrowings and would solicit offers from electricity producers to purchase long-term drawing rights.

•	Industrial Agreement with EDF signed on 21 December 1995 and amended in 2005 relating to the supply of electricity to non-chlorine producing sites in France
      Elf Atochem (now known as Arkema France) reserved electricity supplies from EDF for its non-chlorine producing sites over a period of 25 years (1996-2020) in consideration for payment to EDF of an advance on its consumption. The quantities of electrical power reserved at the time would cover the electrical consumption of the non-chlorine producing sites of the former Elf Atochem France and its subsidiaries. This agreement was split into two between Total Petrochemicals France and Arkema France by an amendment dated 23 September 2005 which set out the rights and obligations of each party for the 15 years left to run. Since the liberalisation of energy markets, prices are negotiated by mutual agreement with EDF based on market prices.

•	Joint venture company with Nippon Shokubai (American Acryl)
      The company American Acryl LLC was incorporated on 16 June 1997 for a term of 99 years and is owned in equal shares by NA Industries, Inc. (owned by Nippon Shokubai Co., Ltd) and by Arkema through its subsidiary Elf Atochem North America, Inc. (now called Arkema Inc.). The company was incorporated for the purpose of building an acrylic acid production unit, to operate such unit and to allocate its production to its members. Pursuant to the joint venture agreement, all important decisions are taken unanimously. For the purposes of production of acrylic acid, American Acryl LLC uses Nippon Shokubai technology under a licence agreement. The activity of this joint venture company is essential for the Acrylics business, since it is the Group’s sole source of production of acrylic acid in the United States.

•	Joint venture company with Nisso America Inc. (United States)
      The company Cerexagri-Nisso LLC was incorporated on 14 July 2005 and is owned in equal shares by Nisso America Inc. (owned by Nippon Soda Co., Ltd) and by Cerexagri, Inc. It was incorporated for the purpose of trading in and distributing in the United States agrochemical products (particularly fungicides and insecticides) manufactured by Nippon Soda Co., Ltd and Cerexagri, Inc. or purchased from third parties. Pursuant to the joint venture agreement, Cerexagri-Nisso LLC will exclusively market all pre-harvest products manufactured by Cerexagri, Inc., as well as the fungicide Topsin M and the insecticide Assail produced by Nippon Soda Co., Ltd. The activity of this joint venture company is important for the Agrochemical business, since it combines the selling power and know-how of its members to create a distribution platform for the Group’s agrochemical products in the United States, an attractive market.

•	Agreement for the production of hydrofluoric acid and Forane® F22 for Daikin on the Changshu site
      In 2002, the Group started production of Forane® F22 at its unit in Changshu near Shanghai. The production of Forane® F22 is backed up by the upstream production of hydrofluoric acid (HF). The Group shares this production of Forane® F22 with the Japanese company Daikin pursuant to Heads of Agreement signed on 30 July 1998. This agreement provides for Daikin to have reserve capacity and to have access to the supplies of hydrofluoric acid necessary for its production. The amounts payable by Daikin in consideration of this are calculated on the basis of (i) the variable costs incurred as a function of the quantities produced, (ii) the share of fixed costs corresponding to the capacity reserved for Daikin, and (iii) the depreciation established to cover Daikin’s share of the investment in the facilities. Initially, the Group was in fact the only investor in the production facilities. In order to obtain a reserve capacity, Daikin granted the Group various loans.

•	CVM contract for river transport by barge on the Rhone River
      By a long-term contract which commenced on 1 April 2000, Arkema France agreed with Compagnie Fluviale de Transports de gaz (CFT gaz) the terms governing the transport of vinyl chloride monomer (CVM) from Fos-sur-Mer and Lavera to Saint-Fons by means of three motorised barges. This contract stipulates a minimum tonnage for transport. Its economic importance for the Group is fundamental since it enables the transportation of CVM in accordance with high safety standards and on economically favourable terms.

3.9.2 Agreements illustrating situations of industrial dependence
      In certain cases, the supply of certain products or the geographic locations on a specific market can prove to be particularly dependent on the terms contained in a number of agreements. The agreements mentioned below illustrate such situations of industrial dependence. Furthermore, a certain number of supply agreements entered into with Total and described in section 3.12.1 of this prospectus also illustrate such a situation.

•	MMA capacity entitlement contract with Rohm and Haas in the United States
      The Group signed a contract with Rohm and Haas in October 2000 to reserve methyl methacrylate (MMA) production capacity in the United States, which was supplemented by two further contracts, signed in 2001 and 2003. Pursuant to these contracts, Rohm and Haas supplies the Group with significant quantities of MMA. This contract is essential for the Acrylics business of the Group since it represents the only source of supply of MMA in the United States.

3.9.3 Agreement representing significant income
      The agreement described below represents a significant amount of sales for the Group.

•	Contract between Arkema and Novus for the supply of 3-methyl thiopropionaldehyde (MMP)
      Atofina Chemicals, Inc. (now known as Arkema Inc.) entered into a long-term contract with Novus International, Inc. on 1 January 2002 for the production of 3-methyl thiopropionaldehyde (MMP), an intermediate in the manufacture of methionine at Arkema’ s site in Beaumont, Texas (United States). Under the terms of this contract, Atofina Chemicals, Inc. built an MMP production unit on behalf of Novus International, Inc., which operated by Atofina Chemicals, Inc. Most of the production capacity of the plant is reserved for the supply of Novus International, Inc.

3.10	Real properties, units and facilities

3.10.1	Substantial existing or planned tangible assets, including leased real properties
      The Group has about 90 industrial sites throughout the world, of which 60 are located in Europe, 20 in North America and 10 in Asia.
      The Group’s main units and the principal products manufactured in its units are mentioned in section 3.4.6 of this prospectus.
      The Group also has six research centres located in France, the United States and Japan.
      The Group’s policy is to own the industrial facilities that it uses. By way of exception, it sometimes rents offices and warehouses.
      The net book value of the Group’s tangible assets is € 1.251 billion as at 31 December 2005.

3.10.2	Description of environmental issues which could affect the use made by the Group of its tangible assets
      Environmental information appears in sections 3.6 and 4.4 of this prospectus. For a description of environmental issues which could affect the use made by the Group of its tangible assets, reference should be made to the sections referred to above.

3.11	Insurance
      The Group’s policy is to insure risks relating to the production and marketing of its products. In order to optimise its policy of covering all the companies in the Group, the Group uses international insurance brokers. The completion of the Spin-Off of Arkema’s Businesses will give rise to a significant increase in the premiums to be paid in respect of the Group’s insurance policies, account of which has been taken in the preparation of the pro forma financial statements appearing in Appendix D.1 of this prospectus. In general terms, the Group’s insurance policies contain upper limits of cover which are applicable either per claim, or per claim and per year. These upper limits vary according to the risks covered, such as civil liability, property damage (including, in particular, sub-limits for machine breakdowns, natural disasters or terrorism) or carriage of goods. In most cases, coverage is limited both by a certain number of exclusions usual for these kinds of contracts and by deductibles of a reasonable amount taking into account the size of the Group.
      The Group believes that the upper limits of cover will take into account the type of risks incurred by the Group and will be adequate as compared to existing uppers limits of cover available on the market for companies of similar size and engaged in similar business activities. On the Completion Date such upper limits will be similar to those applicable to the Group before its spin-off from Total .
      In the 2005 financial year, the total amount of insurance premiums paid by the Group, including the mentioned increase, was less than 1% of its pro forma sales.
      The Group will retain a certain level of risks either through deductibles on its insurance policies or centrally through a captive reinsurance company currently being created. The captive insurer will only be involved in property and casualty insurance and the maximum retention will be € 5 million per claim and per year.
      From the period from 2003 to 2005, only one major claim would have exceeded the captive’s maximum retention and would have resulted in a claim on the market insurance policies of less than € 2 million.
      A general description of the insurance policies taken out by the Group can be found in sections 3.11.1 to 3.11.4 below. Details have not been provided to comply with confidentiality requirements and to protect the Group’s competitiveness.

3.11.1	Civil liability
      The Group’s civil liability is insured by leading insurance companies whose credit ratings are excellent. The civil liability insurance policies (subject to applicable exclusions) cover the Group throughout the world against the financial consequences of civil liability claims in the context of its business activities and in respect of physical, material or pure economic damage or loss caused to third parties.
      The Group is in the process of taking a civil liability insurance which will take effect as of the Completion Date. For this policy, the upper limit of cover the group is looking for is € 700 million. The deductibles accepted will vary according to the location of each subsidiary.

3.11.2	Property damage
      The various sites of the Group are insured by leading insurance companies against material damage and against the operating losses which could result therefrom. This cover is intended to avoid any significant loss for the Group and to ensure the recommencement of operations in the event of losses. However, certain property and certain types of damage, which vary according to the country in which the loss occurs, could be excluded from the scope of this insurance policy.
      The property damage insurance policies in place include “direct damage” and “loss of income”, the indemnification period for the latter being at least 24 months. Deductibles accepted vary according to the size of the subsidiary concerned.
      The upper limit of cover for direct damage and loss of income can amount to € 780 million, as a result of the combination of several policies.

3.11.3	Transport
      The Group is insured against the risk of damage to its production assets, equipment, finished or semi-finished products and raw materials during transportation or storage by third parties up to a maximum of € 10 million per shipment. This limit is higher than the value of the largest shipments made or received by the Group. The policy includes a deductible and several exclusions usual for this kind of agreement.

3.11.4	Environmental risks
      In the case of sites located in the United States, the Group has taken out an environmental insurance policy with a leading insurance company. Under certain conditions, this policy covers the environmental risks associated with the Group’s production sites located in the United States. It covers all future accidents affecting the environment, whether inside or outside the American facilities, but it does not cover cases of pollution which are already known about and which are caused by past operations.
      For Europe, the Group has taken out an insurance policy covering its civil liability for accidental pollution outside its sites. Cases of pollution which are already known and which relate to past operations, are not covered.

3.12	Relations with the Total group
      Arkema and Total have concluded (i) a certain number of long-term contracts for the supply of raw materials in order to continue to provide the Group with security of supplies at satisfactory economic conditions, (ii) several contracts for the provision of services and (iii) sale contracts. The contracts described in sections 3.12.1 and 3.12.2 below are essential for the Group’s activities and enable it to ensure that its principal production sites in France continue to operate.
      Total supplies Arkema with ethylene, propylene, orthoxylene, butanol, hydrogen sulphide and utilities in particular on the Lavera, Lacq and Carling sites and is Arkema’s most important supplier. The global amount of the materials purchased in 2005 by Arkema from Total equals 12% of Arkema ’s pro forma sales. Such figure is subject to changes, due to price volatility in raw materials.
      Several indemnities and other agreements have also been entered into between Total S.A. or Total companies and Arkema in the context of the transaction subject of this prospectus. These are described in section 3.12.3 below.
      In general, Arkema and Total are parties to various contracts of lesser importance which are not described in this prospectus.

3.12.1	Agreements for the supply of goods and services
      • Thiochemicals
      Historically, the thiochemical activities are operated on the site at Lacq due to the local availability of hydrogen sulphide (H2S) at low cost. Hydrogen sulphide, which is a key raw material in thiochemicals, is present in significant proportion in the gas at Lacq. Two agreements govern relations between Arkema France and Total Exploration Production France on the Lacq site.

Supply of standard hydrogen sulphide
      On 9 August 2002, Arkema France entered into an agreement for the supply of hydrogen sulphide with Elf Aquitaine Exploration Production France. This agreement took effect on 1 January 2003. Under the terms of this agreement, Total Exploration Production France (TEPF), formerly named Elf Aquitaine Exploration Production France, supplies acid gas rich in hydrogen sulphide via pipelines to the Arkema France units located at Lacq (France) and Mourenx (France). The agreement was entered into for an initial period of three years. It has been tacitly renewed for a period of one year.

Agreement for the provision of services and utilities on the Lacq site
      In the context of the transfer by Elf Aquitaine Exploration Production France of its thiochemical activities to Elf Atochem, an agreement for the supply of services and utilities necessary for the operating of the Arkema France units at Lacq/ Mourenx was signed on 3 January 2000 between those two companies, which since that time have become TEPF and Arkema France respectively. TEPF, in particular, provides access to the rail networks, the IT system, the processing or elimination of miscellaneous waste, laboratory analyses, inventories storage and management services, occupational medicine and other welfare services, the supply of energy (steam, electricity), water, gas and hydrogen. The agreement will remain in force until 31 December 2008.
      • Supply of ethylene (C2)
      Pursuant to a long-term supply agreement entered into on 15 March 2006 and commencing on 1 May 2006, Total Petrochemicals France (TPF), using Petrofina as its agent, agreed to sell and deliver to Arkema France ethylene produced by its steam crackers at Carling, Feyzin and Lavera, for use at Arkema France’s site and facilities at Carling, Balan, Jarrie, Fos and Lavera, respectively. The product is delivered to Arkema France’s site and facilities by pipelines belonging to Total or to the Shell group. The quantities delivered are invoiced on the basis of a negotiated price or, in the absence of agreement, on the basis of a price which takes into account the quarterly contract price “free delivered North West Europe” published by ICIS(34).
      • Supplies of propylene (C3)
      Pursuant to a long-term agreement for the supply of propylene entered into on 15 March 2006 and commencing on 1 May 2006, TPF and Petroraf, using Petrofina as their agent, agreed to sell and deliver to Arkema France propylene produced by the steam crackers at Carling and Lavera or from the refinery at La Mède, for use at Arkema France’s sites and facilities at Carling (Acrylics) and Lavera (oxo-alcohol production). The product is delivered to Arkema France’s sites and facilities by pipelines. The quantities delivered are invoiced on the basis of a negotiated price or, in the absence of agreement, on the basis of a price which takes into account the quarterly contract price “free delivered North West Europe” published by ICIS.(35)
      • Supply of Services and Utilities at the Lavera Platform
      The demerger of Arkema France and TPF on 1 October 2004 led to the division between TPF and Arkema France of the facilities and service and utility resources available to Atofina until that date at the Lavera platform. Thus, the shareholding of 50% held until that time by Atofina (the former name of Arkema France) in the company Naphtachimie (the other 50% being held by Ineos) was transferred to TPF. Now, Naphtachimie provides a large number of services and utilities to industrial partners present on the Lavera site.
      A memorandum of agreement was entered into between TPF, Ineos and Arkema France on 19 July 2005. This memorandum of agreement recognizes Arkema France’s right to use services and utilities essentially provided by Naphtachimie, on terms, and particularly financial terms, similar to those that existed when Atofina (now known as Arkema France) was still a shareholder of Naphtachimie.
      TPF having become Arkema France’s intermediary for the purpose of accessing Naphtachimie services and utilities, new agreements for the supply of services and utilities (principally) were entered into on 22 December 2005 between Arkema France and TPF.

Agreement for the supply of services on the Lavera site
      Pursuant to this agreement, TPF, as service provider, supplies Arkema France, as customer, with the following services: fire prevention, medical intervention, security and telephone switchboard, staff external transport, metrology, management of ordinary and specific waste, technical inspection and health, safety, environmental and quality control for Oxochimie. For its part, Arkema France, as service provider, supplies TPF, as customer, with telephone services. Moreover, TPF and Arkema France mutually grant each other rights of way over the Lavera site and rights to use the facilities, particularly logistical facilities. Each party’s remuneration as service provider is defined for each service based on the actual costs incurred to render the service concerned. The supply of services has been agreed for an initial period of 14 years (until 31 December

     34 International Chemical Information Services.
     35 International Chemical Information Services.

2019) and will then be tacitly renewed for an indefinite period; the service provider can only terminate the agreement by giving a minimum of four years’ notice.

Agreement for the supply of utilities on the Lavera site
      Pursuant to this agreement, TPF, as service provider, supplies Arkema France, as customer, with the following utilities: steam, demineralised water, seawater, air instruments, priority electricity, nitrogen, oxygen, untreated water, drinking water and treatment of effluents and condensates. Arkema France supplies electricity and fuel to TPF. Each party’s remuneration as service provider is defined for each utility based on the actual costs incurred to supply the utility concerned. The supply of utilities has been agreed for an initial period of 14 years (until 31 December 2019) and will then be tacitly renewed for an indefinite period; the service provider can only terminate the agreement by giving a minimum of four years’ notice.
      • Supply of services and utilities at the Carling Saint-Avold platform
      The demerger of Arkema France and TPF on 1 October 2004 led to a division of the facilities and service and utility resources (energy, fuels and fluids) at the Carling Saint-Avold platform between, on one hand, the TPF facility and, on the other, the Arkema France facility. In order to guarantee continuity of operation of the two entities on the Carling Saint-Avold platform, Arkema France and TPF defined the services and utilities that the two companies mutually supply in two agreements running for several years concluded on 6 March 2006.

Agreement relating to services provided to TPF and Arkema France facilities at Carling Saint Avold
      Pursuant to this agreement signed on 6 March 2006, TPF, as service provider, supplies Arkema France, as customer, with the following services: safety, security and caretaking, occupational health and maintenance of the Norsorex facilities. For its part, Arkema France, as service provider, supplies TPF, as customer, with the following services: management and treatment of aqueous effluents, factory commercial operations, staff transport and company restaurant. Moreover, TPF and Arkema France mutually provide warehousing management services. Each party’s remuneration as service provider is defined for each service based on the actual costs incurred to render the service concerned. The duration of the services is also defined for each service.

Agreement relating to utilities for TPF and Arkema France units at Carling Saint Avold
      Pursuant to this agreement signed on 6 March 2006, TPF, as service provider, supplies Arkema France, as customer, with the following utilities: demineralised water, drinking water and compressed air; it also operates and maintains the electrical network. Arkema France supplies ammonia (NH3) to TPF. Moreover, Arkema France and TPF mutually supply the following utilities: management of steam flows, management of fuels and supply and distribution of nitrogen. Each party’s remuneration as service provider is defined for each utility supplied based on the actual costs incurred to supply the utility concerned. The duration of the supplies is also defined for each utility.
      • Butanol purchase agreement (Notre-Dame-de-Gravenchon)
      Pursuant to a long-term agreement concluded on 15 March 2006, TPF, through Petrofina, undertook to supply the Arkema plant at La Chambre (Maurienne valley, France) with all the secondary butanol (B2) synthesised by TPF at its Notre-Dame-de-Gravenchon unit (France). In order to synthesise B2, the Notre-Dame-de-Gravenchon unit uses Raffinate 2 (a mixture of butane and butenes) which comes from (i) Raffinate 1 produced by the steam cracker at Gonfreville belonging to TPF, transformed into Raffinate 2 by the company Lubrizol, with which TPF is connected by an agreement for the supply of services, and (ii) in addition, from purchases made from other European petrochemical companies. B2 is the essential raw material for the Arkema unit at La Chambre and is used in the production of an organic solvent, methyl ethyl ketone (MEK). In the event of termination or non-renewal of the Lubrizol agreement, non-renewal of the butanol purchase agreement with TPF, structural difficulties in obtaining supplies from other suppliers, or in the event of the closure of the site at Notre-Dame-de-Gravenchon, the future of the Arkema unit at La Chambre would be significantly at risk.
      • EDA services agreement (line 41 at Carling)
      Since 1 October 2004, TPF has been the owner of all the ethylene copolymers and acrylic derivatives (EDA) (line 41) and polyethylene (lines 42 and 43) production lines at the Carling site previously operated by Atofina (the former name of Arkema France). Line 41 mainly produces EDAs for Arkema France and can also produce polyethylene for TPF. Under the terms of the EDA line 41 manufacturing agreement concluded on 15 March 2006 with retroactive effect from 1 January 2005, Arkema France purchases key raw materials, supplies the EDA production process and finances investments in relation to line 41 (including the share of investments on the facilities jointly owned by Arkema France and TPF such as the storage areas). For its part, TPF provides Arkema France with tolling transformation, on line 41, of key raw materials into EDA and the supply of secondary raw materials and associated services. Arkema France pays TPF remuneration calculated on the basis of a formula including actual costs and a fixed contractual remuneration supplement based on TPF’s fixed costs. The agreement was concluded for an initial term of 8 years for Arkema France and 10 years for TPF. It is tacitly renewable for periods of one year.
      • Supply of orthoxylene
      Pursuant to an agreement for the supply and purchase of orthoxylene entered into on 15 March 2006 and commencing on 1 May 2006, TPF, using Petrofina as its sales agent, undertook to sell and to deliver to the Arkema France site at Chauny and Jarrie a quantity of orthoxylene produced at Gonfreville covering most of their needs. The product delivered is invoiced on the basis of a negotiated price, or in the absence of agreement, according to a reference taking into account the quarterly free delivered North West Europe contract price published by ICIS. The agreement was concluded for an initial term of 5 years, tacitly renewable for periods of one year.
      • Basic “Industrial Property” agreement between Arkema and TPF
      In the context of its business activities, Atofina (the former name of Arkema France), until the date of the demerger of Arkema France and TPF on 1 October 2004, was the owner of (i) patents and patent applications; (ii) licences from third parties relating, in particular, to the use of high-pressure polyethylene technologies (PE HP); (iii) know-how relating to its business activities and, in particular, the use of PE HP technologies and as yet unpatented developments; (iv) research agreements, and (v) trademarks (together referred to as the Items of Intellectual Property — IIP). On 1 October 2004, Atofina transferred its petrochemical business to TPF and particularly the patents, licences, know-how and developments relating thereto; Atofina, for its part, retaining all its other businesses (chlorochemicals, intermediates, performance products) and the IIP relating thereto. Certain patents relating to PE HP and know-how, owned by TPF and Arkema France, although owned individually, are deemed to be of common interest since they are likely to be used by the other party in its specific areas of business. Also, the basic “Industrial Property” agreement entered into between Arkema France and TPF (the IP Agreement) on 15 March 2006 defines the terms on which each of the companies grants the other certain rights to use the IIP covered by the agreement. The IP Agreement, with retroactive effect from 1 October 2004, will remain in force for as long as one or other of the parties uses any of the IIP to which it has access pursuant to the IP Agreement in its area of business. No warranty is given by either of the parties as to the use of the IIP. In the event of infringement, each of the parties agrees to provide its assistance to the party concerned in the preparation of its defence, particularly by providing any technical or legal arguments in its possession.

3.12.2	Sale agreements
      The Acrylics BU supplies acrylic acid and acrylic derivatives (particularly esters), as well as phtalic anhydride, to various subsidiaries of Total. These supplies represent an essential part of the sales of the Acrylics BU and contribute substantially to its profits. In the case of the acid and the acrylic derivatives, these supplies have been secured by an agreement with a term of five (5) years entered into with Total subsidiaries on 8 March 2006.

3.12.3	Indemnities and obligations
      In connection with the Spin-Off of Arkema’s Businesses, Total S.A. and certain Total companies have extended certain indemnities, or have assumed certain obligations, for the benefit of Arkema , relating to (i) certain antitrust litigation, (ii) certain actual or potential environmental liabilities of the Group arising from certain sites in France, Belgium and the United States, the operations on which in the majority of cases have ceased, (iii) certain tax matters, and (iv) the Spin-Off of Arkema’s Businesses. These indemnities and obligations are described below.
      • The Indemnities extended by Total in respect of certain antitrust litigation
      In order to cover potential risks in connection with antitrust litigation relating to anti-competitive agreements in Europe and the United States and arising from facts prior to the Completion Date (or prior to 7 March 2006, as the case may be), Total S.A. has extended to Arkema S.A. and Elf Aquitaine, Inc. has extended to Arkema Finance France, a subsidiary of Total S.A., the share capital of which is to be transferred to Arkema S.A. in the Spin-Off of Arkema Businesses, the indemnities, the principal terms of which can be described as follows.

Context of the Indemnities
      The indemnities described below have been extended by Total S.A. and Elf Aquitaine Inc. in connection with, and in order to facilitate the completion of, the Spin-Off of Arkema’s Businesses, and should not be interpreted as constituting an acknowledgement of liability of any kind whatsoever on the part of Total S.A. or any of its direct or indirect subsidiaries.

Subject-matter of the Indemnities
      By an agreement dated 15 March 2006 (the Arkema European Indemnity), Total S.A. agreed to indemnify Arkema S.A. for 90% of (i) any payment due by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to a money judgment imposed by EU antitrust authorities, or by national antitrust authorities of a Member State of the European Union, for violations of antitrust laws relating to anticompetitive agreements, (ii) any damages payable by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to civil proceedings arising from the same facts which form the basis of a judgment referred to in (i), and (iii) certain expenses incurred in connection with such proceedings by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries).
      By an agreement dated 15 March 2006 (the Arkema U.S. Indemnity), Total S.A. also agreed to indemnify Arkema S.A. for 90% of (i) any payment due by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to a money judgment imposed by U.S. courts or antitrust authorities for violations of U.S. federal or state antitrust laws relating to anticompetitive agreements, or in respect of a settlement entered into in the context of such proceedings, (ii) any damages payable by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to civil proceedings arising from the same facts which form the basis of a judgment referred to in (i), and (iii) certain expenses incurred in connection with such proceedings by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries).
      In connection with the sale of Arkema Delaware, Inc. shares by Elf Aquitaine, Inc. to Arkema Finance France, Elf Aquitaine, Inc. agreed, in the agreement dated 7 March 2006 (the Arkema Delaware Indemnity), to indemnify Arkema Finance France for 90% of (i) any payment due by Arkema Finance France or any of its subsidiaries pursuant to a money judgment imposed by U.S. courts or antitrust authorities for violations occurring prior to 7 March 2006 of U.S. federal or state antitrust laws relating to anticompetitive agreements, or in respect of the settlement entered into in the context of such proceedings, (ii) any damages payable by Arkema Finance France or any of its subsidiaries pursuant to civil proceedings arising from the same facts which form the basis of a judgment referred to in (i), and (iii) certain expenses incurred by Arkema Finance France or any of its subsidiaries in connection with such proceedings.

      The amount covered by the Arkema Delaware Indemnity is subject to a cap of $893 million.
      Finally, Total S.A. extended to Arkema S.A. a supplemental indemnity dated 15 March 2006 (the Supplemental Arkema Delaware Indemnity) covering 90% of sums payable by Arkema Finance France or any of its subsidiaries in respect of litigation relating to anticompetitive agreements in the United States in excess of the maximum amount covered by the Arkema Delaware Indemnity.
      The Arkema European Indemnity, the Arkema U.S. Indemnity, the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity are hereinafter referred to together as the Indemnities and individually as an Indemnity.

Liabilities not covered by the Indemnities
      The following liabilities are not covered by the Indemnities:

—	liabilities arising from facts occurring after the Completion Date in the case of the Arkema European Indemnity and the Arkema U.S. Indemnity, or after 7 March 2006 in the case of the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity (including, in case of liabilities arising from facts occurring both before and after the relevant date, the portion of the liability relating to the period after the Completion Date or after 7 March 2006, as the case may be);

—	liabilities arising from violations of antitrust laws other than those prohibiting anticompetitive agreements; and

—	liabilities imposed by authorities outside the European Union (in the case of the Arkema European Indemnity) or the United States (in the case of the other Indemnities).

Participation of TOTAL in the management of litigation covered by the Indemnities
      The Indemnities provide for the participation by Total S.A. or Elf Aquitaine, Inc., as the case may be, in the management of litigation covered by the Indemnities, which involves a certain number of obligations on the part of Arkema S.A. and Arkema Finance France, in particular the obligation to notify Total S.A. or Elf Aquitaine, Inc., as the case may be, of certain events occurring in the context of proceedings covered by the Indemnities and act in accordance with the advice and instructions of Total S.A. or Elf Aquitaine, Inc, as the case may be, relating to such proceedings. Total S.A. and Elf Aquitaine, Inc., as the case may be, also have the right to assume sole control of the defence of the Group entity in question. Failure by Arkema S.A. or Arkema Finance France to comply with these obligations can result, in certain circumstances, in the automatic termination of the Indemnity, as described below.

Amount of the indemnification
      The obligations under the Arkema European Indemnity are triggered when the cumulative amount of the liabilities covered by this indemnity exceeds the sum of €176.5 million for which provision has been made in the Group’s accounts. Until this deductible is reached, Arkema S.A. may not claim indemnification from Total S.A. under the Arkema European Indemnity.
      The Arkema U.S. Indemnity, the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity do not have a deductible.
      However, if the deductible under the Arkema European Indemnity is not reached within 10 years of the Completion Date, Arkema S.A. will reimburse Total S.A. the amounts paid by Total S.A. and Elf Aquitaine, Inc. under the Arkema U.S. Indemnity, the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity up to an amount equal to the difference between the deductible and the cumulative amount of liabilities (Passifs) (as defined in the Arkema European Indemnity).
      Indemnification obligations under the Indemnities are triggered only with respect to liabilities that are due and payable.

The cross-indemnities of Arkema S.A. and Arkema Inc.
      Arkema S.A. and Arkema Inc. have agreed to indemnify Total S.A. in respect of any liability covered by the Indemnities but which is borne, not by a Group entity but by Total S.A. or one of its subsidiaries due to facts attributable to a Group company, whether the liability of Total S.A. or of its subsidiaries is determined to be direct or derivative, exclusive or joint and several, relative to the liability of the Group entity to which the facts are attributable.
      However, this cross-indemnity by Arkema S.A. and Arkema Inc. will be reduced by the indemnity which would have been paid by Total S.A. or Elf Aquitaine, Inc., as the case may be, under the relevant Indemnity if the liability had been borne by a Group company. Consequently, if the cross-indemnity of Arkema S.A. and Arkema Inc. is triggered, Arkema S.A. or Arkema Inc., as the case may be, would only be obligated to indemnify Total S.A. for 10% of the liabilities borne by Total S.A. or one of its subsidiaries (in the case of the Arkema European Indemnity, this 10% relates to the amount, if any, that exceed the deductible).

Term of the Indemnities
      The Arkema European Indemnity and the Arkema U.S. Indemnity are valid for a term of 10 years from the Completion Date. The Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity are valid for a term of 10 years from 7 March 2006.
      The Arkema S.A. cross-indemnity is valid for a term of 10 years from the Completion Date.
      The Arkema Inc. cross-indemnity is valid for a term of 10 years from 7 March 2006.

Termination of the Indemnities
      Indemnities shall terminate in the event that a natural person or legal entity, acting alone or in concert with others, acquires, directly or indirectly, more than one third of the voting rights of Arkema S.A. (voting rights are subject to a ceiling of 10% — and 20% in the case of double voting rights — unless a purchaser acquires at least two thirds of the total number of Arkema S.A. shares in a public transaction targeting all Arkema S.A. shares) or if the Group transfers, directly or indirectly, in one or several times, to the same third party or to several third parties acting in concert, assets representing more than 50% of the Group’s “enterprise value” (as defined in the Indemnities) at the time of the relevant transfer.
      The Arkema European Indemnity and the Arkema U.S. Indemnity will terminate if Arkema S.A. loses control of Arkema France.
      The Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity will terminate if Arkema S.A. loses control of Arkema Finance France, or if Arkema Finance France loses control of Arkema Delaware Inc.
      Finally, the Indemnities will terminate in the event of a material breach by the Group of its obligations under the relevant Indemnity if such breach has remained uncured for 30 days after notice by the indemnifying party demanding its cure.
      The Indemnities provide that, upon the occurrence of a termination event, the only liabilities of Group companies that will remain covered by the Indemnities are those, if any, which (i) fell due prior to the termination event and (ii) were notified to Total S.A. or to Elf Aquitaine, Inc., as the case may be, prior to the termination event.

•	Obligations and indemnities given in respect of Former Industrial Sites in France, Belgium and the United States
      In order to cover certain risks relating to certain industrial sites situated in France, Belgium and the United States in respect of which the Group is or could be held liable, and where, for the most part, operations have ceased (the Former Industrial Sites), Total S.A. companies have entered with Arkema S.A. or its subsidiaries into indemnity and service agreements the principal terms of which can be described as follows:

•	Agreement relating to Former Industrial Sites located in France
      Arkema France has entered into various agreements with Total companies and in particular Retia.
      Pursuant to these agreements, the Total companies concerned, in consideration of a flat fee already paid by Arkema France, assume all the investigation, restoration and monitoring obligations that could be imposed on Arkema France by the competent administrative authorities in respect of industrial sites located in France the operation of which, for the most part, has ceased. To this end, the agreements provide, in particular, (i) in the majority of cases, for the transfer of ownership of the sites concerned by Arkema France to the Total companies concerned, (ii) for the Total companies concerned to be substituted for Arkema France in the capacity of last operator of those sites whenever that is possible, (iii) for the performance by the Total companies concerned of the restoration obligations of the sites in question in accordance with the applicable rules and (iv) for the indemnity by the Total companies in respect of the financial consequences of claims which could be brought against Arkema France by reason of the impact of those sites on the environment.
      In most cases, Arkema France retains responsibility for the consequences concerning employees and former employees of Arkema France as well as third parties, in terms of public health or occupational pathologies, of the industrial activities formerly carried out by Arkema France and its predecessors on the sites which are the subject of the aforementioned agreements.

•	Agreement relating to the Former Industrial Site at Rieme in Belgium
      On 30 December 2005, Arkema France sold all of the shares that it held in the share capital of the Belgian company Resilium Belgium to the company Septentrion Participations, a subsidiary of Total S.A.
      The company Resilium Belgium is the owner of a Former Industrial Site located at Rieme in Belgium.
      Having regard to the future costs that might arise from the restoration of the Former Industrial at Rieme, Arkema France has paid the company Septentrion Participations financial compensation. In exchange, Septentrion Participations has undertaken to assume all restoration obligations in respect of the site at Rieme and to indemnify Arkema France against all claims, actions and complaints relating to Resilium Belgium, its assets and its liabilities.

•	Agreement relating to certain Former Industrial Sites located in the United States
      In March 2006, Arkema Finance France consummated the acquisition from Elf Aquitaine Inc. and Arkema France of Arkema Delaware Inc., a holding company of most of the Group’s operations in the United States. The negotiated terms of the stock purchase agreement among Elf Aquitaine Inc., Legacy Sites Services LLC and Arkema Finance France, dated 7 March 2006 (the Arkema Delaware Main SPA) required Elf Aquitaine Inc. to use $270 million to capitalize a new subsidiary, Legacy Sites Services LLC that will perform remediation services and indemnify the Group against the cost of environmental contamination liabilities incurred by the Group entities covered by this indemnity, and related personal injury and property damage claims associated with contamination at 35 of the Group’s closed and formerly operated facilities and 24 third party sites where the Group’s liability arises solely out of wastes shipments from the sites other than currently operated sites. In exchange for this indemnification, Arkema Finance France agreed to grant to Legacy Sites Services LLC control over remediation activities and the defence of claims relating to contamination liabilities at these facilities and sites, subject to certain exceptions and exclusions.
      The sites currently operated by the Group are excluded from this indemnity, as are sites that received waste associated with current operations of the Group and certain sites where no significant restoration work is currently underway or anticipated and other sites where the Group could be held liable for environmental pollution. These other sites include, for example, sites where remediation has been conducted in the past or where future remediation costs or liability are believed to be insignificant or non-existent based upon information available at the time when the indemnity was entered into. Arkema Finance France has waived any claims against Legacy Sites Services LLC, Total S.A. or their respective subsidiaries in respect of the sites not covered by the indemnity.
      The Legacy Sites Services LLC indemnity covers the costs of restoration and clean-up of the soil and groundwater, the costs of related defence and settlement costs and personal injury, property and natural resource damages. The indemnity does not cover liabilities unrelated to site remediation, in particular liabilities in respect of products manufactured on the said sites, liability arising from certain dangerous and potentially dangerous substances, particularly asbestos exposure and criminal liability.
      The indemnity described above is capped at $270 million. At the same time as the stock purchase agreement and the indemnity described above, Legacy Site Services LLC and Arkema Inc. entered into a supplemental contamination indemnity agreement pursuant to which Legacy Site Services LLC will indemnify the liabilities of the Group in excess of $270 million, on the same terms, for the same sites and subject to the same exceptions as the indemnity described in the preceding paragraph.
      • Tax indemnity granted by Total S.A.
      In order to cover potential tax risks related to the business activities transferred by the Group to Total or from the reorganization in connection with the Spin-Off of Arkema’s Businesses, Total S.A. has granted an indemnity to Arkema S.A., the main terms of which can be described as follows.

Purpose of the tax indemnity
      Under the terms of an agreement dated 15 March 2006 (the Tax Indemnity), Total S.A. has undertaken to indemnify Arkema S.A. for (i) liabilities arising from any tax, customs or levies not covered by reserves, for which the Group would remain liable, when such liabilities arise from (a) activities in the petrochemicals and specialties sectors that were transferred by the Group to Total and the triggering event of which occurred prior to the date of such transfer; or (b) the reorganization undertaken for the purpose of spinning off Arkema’s Businesses from Total’s Chemicals sector, including, in particular, the Elf Spin-Off, the Total Spin-Off, the Merger and certain prior securities reclassification transactions; (ii) interest, fines, penalties, additional charges or other costs related thereto; and (iii) provided that Total S.A. has given its prior consent, the expenses incurred by Arkema S.A. or the relevant Group company in connection with such liabilities.
      The Tax Indemnity, however, does not cover tax reassessments in connection with Arkema’s Businesses (with the exception of reassessments that may affect Arkema UK, as indicated below).

Involvement of Total S.A. in the management of litigation covered by the Tax Indemnity
      The Tax Indemnity provides for a procedure pursuant to which Arkema S.A. must involve Total S.A. in the management of the tax audits or litigation relating to the tax liabilities covered by the Tax Indemnity. In particular, this procedure entails the obligation to notify Total S.A. of any event that is likely to give rise to a liability covered by the Tax Indemnity and to comply with the advice and instructions of Total S.A. in defending the interests of the relevant Group company. In the event of unresolved disagreements on the strategy, means, method or type of such defence, the final decision will be taken by Total S.A.. Arkema S.A.’s failure to comply with its obligations may result in automatic termination of the Tax Indemnity.

Amount of the indemnity
      The Tax Indemnity includes no deductible, trigger threshold or cap.
      In the event that a liability cannot be clearly connected to the petrochemicals and specialties sector transferred by the Group to Total in relation to Arkema’s Businesses, Arkema S.A. and Total S.A. will each bear 50% of the said liability.

Special provisions applying to Group companies that were included in the TOTAL S.A. French tax group (groupe d’intégration fiscale de TOTAL S.A.)
      The tax sharing agreements (conventions d’intégration fiscale) between Total S.A. and the Group companies that were included in the Total S.A. French tax group provide that these companies will be required to pay to Total S.A. any additional taxes and penalties that may be due by Total S.A., as the head company of the tax group, where they relate to the taxable income of such companies during the time they were included in the tax group.
      However, these companies will be exempt from such payments to Total S.A. with respect to tax liabilities relating to their taxable income for fiscal years during which they were included in the Total S.A. tax group, if such liabilities are covered by the Tax Indemnity. In exchange, these companies waive the indemnity to which they would have been entitled pursuant to the Tax Indemnity.
      Furthermore, in the event of a tax reassessment of a Group company relating to Arkema’s Businesses (which are not covered by the Tax Indemnity) for a fiscal year during which such company was included in the Total S.A. tax group, such company shall be liable to pay Total S.A. a contribution calculated on the basis of the net amount of the reassessment after the following allowances:

—	if, following this reassessment, the Group Company has realized a profit in respect of the fiscal year to which the reassessment applies, a deductible of three million euros per company and per fiscal year;

—	if, following this reassessment, the Group Company has relished a loss in respect of the fiscal year to which the reassessment applies, an allowance equal to the amount of the losses generated by such company with respect to Arkema’s Businesses, as determined by Arkema S.A. and Total S.A.

Special provisions applying to certain foreign companies of the Group
      No recourse shall be taken against Arkema Deutschland in respect of any tax reassessments applying to the years during which it was included in the German tax groups formed by Total Mineralöl und Chemie and Total Deutschland .
      Tax liabilities arising from the reorganization undertaken for purposes of separating Arkema’s Businesses from Total’s Chemicals sector in the Netherlands, which may have been incurred by Atotech B.V. and Atotech Nederland B.V. as a result of the Dutch tax group of which Arkema North Europe B.V. is the parent company are excluded from the Tax Indemnity. Any other tax liabilities arising from reassessments that may be applied to Atotech B.V. and Atotech Nederland B.V. as a result of the Dutch tax group will be assumed by these companies, which remain under Total S.A.’s control.
      Arkema UK will benefit from a UK corporation tax indemnity covering any tax reassessments against it relating to Arkema’s Businesses. This indemnity will be limited to the amount of losses generated by the Arkema Businesses that have been transferred by Arkema UK as result of the group relief instituted by Total Holdings UK for corporation tax purposes in the United Kingdom.

Payment of the indemnity
      The liabilities covered by the Tax Indemnity will give rise to an indemnification payment only if they are definitely determined by an enforceable decision that is not subject to appeal.

Duration of the Tax Indemnity
      The Tax Indemnity shall expire at the end of two months following the statute of limitations effectively applicable to the tax liabilities covered by the Tax Indemnity.

Beneficiary of the Tax Indemnity
      The Tax Indemnity is only for the benefit of Arkema S.A. or, as the case may be, Arkema France, if Arkema S.A. is merged into Arkema France.

      • Other indemnities given in the context of the Spin-Off of Arkema’s Businesses
      As part of the Total Contribution Agreement, Total S.A. and Arkema S.A. made certain representations and warranties, some of them in connection with the separation of Arkema from Total .
      The agreement states that Total S.A. grants no indemnities, other than the indemnities and agreements entered into by the Total entities that are described in this paragraph 3.12.3, particularly with respect to the assets and the business activities of all Arkema entities, or the liabilities or obligations associated with such entities or activities, which Arkema S.A. declares that it is aware of and for which Arkema S.A. shall be responsible, including in the case of the appearance of any item that is not known as of the date of the Total Spin-Off Agreement, or of an increase in the amount of the aforesaid liabilities or obligations. Arkema S.A. releases Total S.A. from any such claim, except in the case of New Claims as defined below.

Representations and warranties relating to the prospectus
      Total S.A. and Arkema S.A. have made mutual representations and warranties with respect to the accuracy and completeness of the respective information contained in this prospectus for which each company is responsible.

Representations and warranties relating to information exchanged in preparing the Spin-off of Arkema’s Businesses
      Total S.A. and Arkema S.A. have made mutual representations and warranties with respect to the accuracy and completeness of the information exchanged by the two companies in preparing the Spin-Off of Arkema’s Businesses.

Representations and warranties relating to potential claims
      After conducting all necessary and customary due diligence, Arkema S.A. has declared, recognized and warranted that, to its knowledge and to the knowledge of the Arkema entities, as of the date of the Total Spin-Off Agreement, there were no grounds for claims, actions or complaints by any Arkema entity or by any one of its de facto or de jure employees, directors, corporate officers or executives against any Total entity or any one of its de facto or de jure employees, directors, corporate officers or executives (a Total Entity). The claims, actions or complaints mentioned above are hereinafter referred to as the Arkema Claim(s).
      Consequently, Arkema S.A. has undertook to indemnify Total S.A. and hold it harmless for the consequences of any Arkema Claim against any Total Entity.
      Arkema S.A. has waived all Arkema Claims other than New Claims, as defined below.
      Arkema S.A.’s indemnity and the waiver mentioned in the two preceding paragraphs do not apply to any potential Arkema Claim that would be based on (i) events attributable to a Total Entity or (ii) grounds of which no Arkema entity has any knowledge as of the date of the Total Spin-Off agreement, after completing the necessary and customary due diligences, but only if and insofar as such events or grounds do not relate solely to the fact that the Arkema companies belonged to Total prior to the Completion Date, or relate solely to the exercise of corporate offices or management functions by Total Entities within Arkema (the New Claim(s)).
      At the same time, Total S.A. has declared, recognized and warranted that to its knowledge and to the knowledge of the Total entities, as of the date of the Total Spin-Off agreement, there were no grounds for claims, actions or complaints by any Total entity or by any one of its de facto or de jure directors, corporate officers or executives against any Arkema entity or any one of its de facto or de jure employees, directors, corporate officers or executives (the Arkema Entity(ies)), arising from the ownership or operation by Arkema entities of the companies or businesses acquired by Total before the Completion Date (the Total Claim(s)).

      Total S.A. has declared, recognized and warranted that it had no Total Claim(s) arising from the exercise of corporate offices or functions by Arkema Entities within Total , and has waived all Total Claims on its part.
      Consequently, Total S.A. has agreed to indemnify and hold harmless Arkema S.A. for the consequences of any Total Claim against any Arkema Entity.

Duration of the indemnities
      No indemnity given in the Total Spin-Off agreement will survive after 10 years from the Completion Date.
      In addition, the Arkema Delaware Main SPA provides that Arkema Finance France, which will become a subsidiary of Arkema S.A. on the Completion Date, will indemnify Elf Aquitaine, Inc., a subsidiary of Total S.A., for any taxes that may result from a breach of representations or covenants under the Arkema Delaware Main SPA or the Tax Sharing Agreement dated January 1, 2001, among Total Holdings USA, Inc. and certain of its subsidiaries, by Arkema Finance France, Arkema Delaware Inc., or certain of the subsidiaries of Arkema Delaware Inc. Elf Aquitaine, Inc. will likewise indemnify Arkema Finance France for any taxes resulting from such breaches by Elf Aquitaine, Inc. Moreover, the Arkema Delaware Main SPA provides that Elf Aquitaine Inc. and its US subsidiaries, on the one hand, and Arkema Delaware Inc. with certain of its US subsidiaries, on the other hand, will each be responsible for their share of US federal and state income taxes before March 7, 2006, as computed under the Tax Sharing Agreement, because for this period Elf Aquitaine, Inc. files a consolidated US federal income tax return that includes Arkema Delaware Inc. and certain of its subsidiaries and pays the taxes due in respect of the consolidated US federal income tax return. Arkema Delaware Inc. and certain of its subsidiaries will be required to pay such amounts to Elf Aquitaine, Inc. For periods after March 7, 2006, Arkema Delaware, Inc. and its US subsidiaries will be responsible to file income tax returns separately from Elf Aquitaine, Inc. and separately to make all tax payments in respect of these returns.
      With the exception of the obligations or indemnities described in this section 3.12.3, Total has not given to Arkema other material commitments or indemnities of the kind referred to in the first paragraph of this section 3.12.3.

3.13	Information on Group’s trends and prospects

3.13.1	Main trends
      As of the date of this prospectus, the Group is operating in an environment where the key attributes are high energy prices, the build-up of the Asian economies, a strong euro (especially against the dollar), increasingly stringent regulations (especially with respect to environmental protection) and continued productivity enhancement efforts by the Group’s main competitors.
      In the light of the most recent developments known as of the date of this prospectus, there is no reason to expect these factors to reverse in the short term.
      Likewise, the Group has no knowledge of any factor that would be likely to affect the trends in the Group’s main markets or the growth rates of those markets as described in section 3.4 of this prospectus.
      Conversely, owing to the many uncertainties over the economy in general, as well as the markets in which the Group is active, raw materials prices, energy prices and exchange rates, there is no guarantee that these trends will persist in the years ahead.

3.13.2	Factors likely to affect the Group’s prospects
      Some of the statements contained in this prospectus are based on projections developed from opinions and current assumptions made by the Group’s management. This information is subject to certain risks, both known and unknown, and to uncertainties. Consequently, actual results, performance or events may differ substantially from such projections. Some factors that may influence future results are:

—	changes in the competitive and regulatory environment in which the Group operates;

—	fluctuations in raw materials and energy prices, especially the price of oil and oil derivatives;

—	the Group’s sensitivity to fluctuations in interest rates and in currencies other than the euro, particularly the US dollar and currencies influenced by the US dollar;

—	the Group’s capacity to introduce new products and to continue to develop its production processes;

—	concentration of customers and of the market;

—	risks and uncertainties relating to conducting business in many countries that may in the future be exposed or have recently been exposed to economic or political instability;

—	changes in economic and technological trends;

—	potential complaints, costs, commitments or other obligations relating to the environment; and

—	general market- and competition-related factors that could affect operations on a global, national or regional scale.

3.13.3	Prospects of the Group

3.13.3.1	First quarter of 2006
      As of the date of this prospectus, Arkema estimates that its revenues for the first quarter of 2006 will be approximately €1.5 billion. In 2005, first-quarter sales amounted to € 1,421 million.
      Arkema also estimates that its recurring operating income for the first quarter of 2006 will be approximately €55 million compared with € 79.8 million for the same period in 2005. This change is attributable mainly to lower margins in the acrylics and chlorochemicals businesses.

3.13.3.2	Medium-term forecasts
      While the group’s financial performance has improved since 2003, it is still considered inadequate. To remedy this, the Group has defined a strategy focused on improving its results. It began to apply this strategy in October 2004, primarily by implementing several restructuring plans and by launching various investment projects (see sections 3.4.4, 3.4.5 and 3.7.2.2 of this prospectus).
      In addition, the Group confirmed its intent to maintain investments of approximately € 300 million per year, with about half of this amount to be dedicated to productivity and development projects, in line with its strategy (projected investments in 2006 and 2007 should be higher, mainly owing to the impact of the consolidation plan for the Vinyl Products division).
      These productivity and development efforts are expected to contribute to improving Arkema ’s results. More specifically, the restructuring plans which are underway, the announced extension projects, continued investments in growth and productivity at the level indicated above, and improvement in the utilization rate of existing units are expected to lead to an increase in recurring EBITDA. Such increase is expected to amount to 10% to 15% per year on average over the next three years compared with the 2005 recurring EBITDA.
      This estimated rise in recurring EBITDA takes into account a projected increase in the Group’s personnel costs but excludes any change in other economic factors compared with 2005, such as effects related to fluctuations in economic conditions, exchange rates, raw materials prices, finished product prices, energy prices and supply and demand for chemicals and polymers. Moreover, it does not incorporate any potential consequences from changes in the scope of consolidation nor the emergence of certain risks described in Chapter 4 of this prospectus.

      This forecast is based on assumptions that the Group deems to be reasonable as of the date of this prospectus. Nonetheless, since these assumptions could be affected by certain random factors related to the economic, financial, competitive or regulatory environment, the Group does not guarantee that it will meet this forecast.
      The Statutory Auditor’s report on the financial results forecasts appears in Appendix E of this prospectus.

3.14	Administrative, management and supervisory bodies and general management of the Company
      The Company’s new Articles of Association and the internal regulations of its Board of Directors and the two Board Committees as described below will become effective as of the Completion Date of the Spin-Off of Arkema’s Businesses described in Chapter 2 of this prospectus.

3.14.1	Board of Directors
      A summary of the main provisions of the Articles of Association applying to the Board of Directors, its operation and its powers is provided in section 3.16.1 of this prospectus.

3.14.1.1	Composition of the Board of Directors
      The table shows the composition of the Board of Directors as of the date of this prospectus:

Composition of the Board of Directors as of the date of this prospectus

				Other offices
Name (number of		Main office held	Term of	held outside	Other offices currently held or held during the
shares held)	Age	within the Company	office	the Group	past five years

Thierry Le Hénaff (1 share)	43	Chairman and Chief Executive Officer	3 years	None	— Chairman of the Board of Directors, Arkema France (as from 18 April 2006) — Chief Executive Officer, Arkema France (until 18 April 2006)
					— Chief Executive Officer, Grande Paroisse
					— Director, Cray Valley
					— Director, Bostik Findley S.A.
					— Director, TRL S.A.
					— Director, Cerexagri Inc.
					— Director, Bostik Findley Belux S.A. N.V.
					— Director, Bostik Findley Inc.
					— Director, Arkema Japan
					— Chairman of the Board of Bostik Findley AB
Bernard Boyer (1 share)	45	Director	3 years	None	— Director, Ceca S.A. — Director, Alphacan — Manager (gérant), Simson France
Philippe Pernot (1 share)	54	Director	3 years	None	— Chairman, Vinylberre S.A.S. — Chairman, Vinylfos S.A.S.
					— Director, Arkema France
					— Director, Alphacan
					— Manager (gérant), SCI Parapon
					— Director, Vinilis (Espagne) — Director, Arkema Quimica S.A. — Director, Naphtachimie — Director, Qatar Vinyl Company Limited
Frédéric Gauvard (1 share)	37	Director	3 years	None	— None

      The following appointments for the office of Director are expected to be submitted for approval to the general meeting to be held on 10 May 2006, after the resignation of Mr. Frédéric Gauvard:

—	Mr. François Enaud;

—	Mr. Bernard Kasriel;

—	Mr. Laurent Mignon;

—	Mr. Thierry Morin;

—	Mr. Jean-Pierre Seeuws; and

—	Mr. Philippe Vassor.
      On the Completion Date, Mr. Philippe Pernot and Mr. Bernard Boyer are expected to resign from their office as directors in order to allow two new directors to join the Board of Directors of the Company.

Information on new Directors whose appointment will be submitted for approval to the combined general meeting of the shareholders to be held on 10 May 2006

		Main office held	Term of		Other offices currently held or held
Name	Age	within the Company	office	Other offices held outside the Group	during the past five years

François Enaud	46	None	None	— Chairman and Chief Executive officer, Stéria S.A.
				— Chairman and Director, Stéria Iberica
				— Director, Stéria UK Limited (UK)
				— Director, Stéria Holdings Limited (UK)
				— Director, Stéria Limited (UK)
				— Director, Harrison & Wolf S.A. — Co-manager (co-gérant), Stéria Mummert Consulting GmbH

Bernard Kasriel	60	None	None	— Vice-chairman of the board of directors, Lafarge	— Chief Executive Officer, Lafarge
				— Director, Lafarge North America
				— Director, L’Oréal — Director, Sonoco Products

Information on new Directors whose appointment will be submitted for approval to the combined general meeting of the shareholders to be held on 10 May 2006

		Main office held	Term of		Other offices currently held or held
Name	Age	within the Company	office	Other offices held outside the Group	during the past five years

Laurent Mignon	42	None	None	— Chairman and Chief Executive Officer, Banque AGF

— Chairman of the Board of Directors, AGF Private Banking

— Chairman of the Board of Directors, AVIP

— Chairman of the Board of Directors, Génération Vie

— Chairman of the Board of Directors, Coparc

— Chairman of the supervisory board, AGF Asset Management

— Vice-Chairman of the supervisory board, Euler Hermès

— Director and Chief Executive Officer, AGF Vie

— Director and deputy Chief Executive Officer, AGF Holding

— Director, AGF International

— Director, Sequana

— Director, GIE Placements d’Assurance

— Director, W Finance

— Member of the supervisory board, Oddo and Cie. SCA

— Member of the supervisory board, GIE AGF Informatique

— Permanent representative of AGF International at the board of AGF IART

— Permanent representative of AGF Holding at the board of Bolloré Investissement

				— Permanent representative of AGF Vie at the board of Bolloré	— Chairman of the supervisory board, AVIP — Chairman of the supervisory board, W Finance — Permanent representative of AGF Holding with the board of AGF Private Equity — Director, Gécina

Information on new Directors whose appointment will be submitted for approval to the combined general meeting of the shareholders to be held on 10 May 2006

		Main office held	Term of		Other offices currently held or held
Name	Age	within the Company	office	Other offices held outside the Group	during the past five years

Thierry Morin	54	None	None	— Chairman and Chief Executive Officer, Valeo — Chairman, Société de Participations Valeo	— Chairman of the Board of Directors, Valeo — Chairman of the management board, Valeo
				— Chairman, Valeo Bayen
				— Chairman, Valeo Service
				— Chairman, Valeo Finance
				— Chairman, Valeo Thermique Habitacle
				— Chairman, Valeo España, S.A.
				— Chairman, Valeo International Holding B.V.
				— Chairman, Valeo Holding Netherlands B.V.
				— Chairman, Valeo SpA
				— Chairman, Valeo Japan Co. Ltd.
				— Chairman, Valeo (UK) Limited
				— Manager (gérant), Valeo Management Services
				— Manager (gérant) Valeo Auto-Electric Beteiligungs GmbH
				— Manager (gérant) Valeo Germany Holding GmbH
				— Manager (gérant) Valeo Grundvermögen Verwaltung GmbH
				— Manager (gérant)Valeo Holding Deutschland GmbH
				— Director, Valeo Electronique & Systèmes de Liaison
				— Director, Valeo Service España, S.A.
				— Director, Valeo Iluminación, S.A.
				— Director, Valeo Termico, S.A.
				— Director, CEDEP (INSTAD)

Information on new Directors whose appointment will be submitted for approval to the combined general meeting of the shareholders to be held on 10 May 2006

		Main office held	Term of		Other offices currently held or held
Name	Age	within the Company	office	Other offices held outside the Group	during the past five years

Jean-Pierre Seeuws	61	None	None		— Chairman, Hutchinson Industrias del Caucho
					— Chairman, Hutchinson S.A.
					— Chairman, Hutchinson Corp
					— Director, Atofina Delaware Inc
					— Director, Atofina Chemicals Inc
					— Director, Total Petrochemicals USA Inc
					— Director, Total Composites Inc
					— Director, Cook Composites & Polymers
					— Director, Bostik Findley Inc
					— Director, Kalon Group plc
					— Director, Petrofina
					— Director, Total Chimie

Philippe Vassor	52	None	None	— Chairman, Baignas SAS — Independent Director, Groupama S.A. — Director, Infovista
Thierry Le Hénaff
      See section 3.14.2 below.
Bernard Boyer
      See section 3.14.2 below.
François Enaud
      François Enaud, born in 1960, holds degrees from the Ecole Polytechnique and from the Ecole nationale des ponts et chaussées, where he graduated as civil engineer. He has been Chairman and Chief Executive Officer of Stéria since 1998.
      Furthermore, he is Chairman and Chief Executive officer of Stéria Iberica, Director of Stéria UK Limited (UK), Stéria Holdings Limited (UK), Stéria Limited (UK) and Harrison & Wolf S.A. and co-manager (co-gérant) of the German company Stéria Mummert Consulting GmbH.
      After spending two years with the company Colas as works engineer (1981-1982), Mr. François Enaud joined Stéria in 1983. At Stéria he carried out various directive functions (in the Technical division, as Chief Executive Officer of Logéria, in the Transports division and in the Telecoms division), before becoming Chief Executive Officer in 1997.

Bernard Kasriel
      Bernard Kasriel, born in 1946, holds a degree from the Ecole Polytechnique, a Master of business administration from Harvard Business School and from INSEAD.
      Since January 2006 he has been vice-chairman of the board of directors of Lafarge, for which he was Chief Executive Officer from 2003 to 2005.
      Bernard Kasriel joined Lafarge in 1977 as Executive Vice-President (and then Chief Executive Officer) of the health division. He was appointed Executive Vice-President of the Lafarge group and member of its executive committee in 1981. After spending two years in the United States as Chairman and Chief Operating Officer of National Gypsum, in 1989 he became director and Chief Executive Officer, then Vice-Chairman and Chief Executive Officer of Lafarge in 1995.
      Before joining Lafarge, Bernard Kasriel had begun his career at the Institut de Développement Industriel (1970), before becoming Chief Executive Officer in regional companies (1972), and then joining the Société Phocéenne de Métallurgie as Executive Vice-President (1975).
Frédéric Gauvard
      Frédéric Gauvard, born in 1968, holds a degree from the École Polytechnique and from the École des Mines de Paris and a Master of Business and Administration from the Houston-Clear Lake University (United States).
      He started his career with Elf Atochem as person responsible for production at the Carling site (France), before taking part in the construction and start of the acrylic facility in Houston (United States). In 2002, he joined the financial operations teams of the Chemicals business segment within TOTAL’s finance division and took part in ARKEMA’s development project.
      Frédéric Gauvard is, at the date of this prospectus, Vice-President in charge of Investor Relations.
Laurent Mignon
      Laurent Mignon, born in 1964, holds degrees from HEC and from Stanford Executive Program. Since 1 January 2006 he has been Chief Executive Officer of the AGF group and chairman of the executive committee.
      He joined AGF in 1997 as Chief Financial Officer and was appointed member of the executive committee in 1998. After that, in 2002 he was in charge of the investments of the Banque AGF, of AGF Asset Management and of AGF Immobilier ; in 2003, of the Life and Financial Services sector (asset management, banking activities, real estate) and of Credit Insurance (Euler & Hermes group).
      In addition to his functions as Chairman of the executive committee, he is Vice-Chairman of the Board of Directors of Sequana Capital, member of the supervisory board (conseil de surveillance) of Oddo & Cie. and director of Euler Hermes and of Bolloré.
      Before joining the AGF group, during more than 10 years he carried out various functions in the banking business, ranging from the dealing rooms to the investment banks. In particular, he was trader, then responsible for the currency rates option activities (activités d’options de taux devises) in the Indosuez Bank (1986-1990), vice-director of the Financière Indosuez (1990-1995) and responsible for merger and acquisition activities of the financial institutions in France of the Shroders bank (London, 1996).
Thierry Morin
      Thierry Morin, born in 1952, holds a degree from the Paris IX — Dauphine University. He has been Chairman of the management board (directoire) of Valeo since 2001 and Chairman and Chief Executive Officer of Valeo since March 2003.

      Thierry Morin joined the Valeo group in 1989 and carried out different functions in this company (Business segment financial director, group financial director, financial director for purchases and strategy) before becoming Executive Vice-President in 1997, then Chief Executive Officer in 2000. Prior to that, he had been in charge of various functions in the companies Burroughs, Schlumberger and Thomson Consumer Electronics.
Philippe Pernot
      See section 3.14.2 below.
Jean-Pierre Seeuws
      Jean-Pierre Seeuws, born in 1945, holds degrees from the Ecole Polytechnique.
      In 1967 he joined Rhône-Poulenc, where he was responsible of the production and chemicals engineering sectors before becoming in 1981 Chief Executive Officer for the Base Mineral Chemicals activity, Films and then Minérale Fine. In 1989 he joined Orkem as division chief executive officer and he became deputy chief executive officer of TOTAL’s Chemicals Business segment (and member of the Management Committee) in 1990. He has been Chief Executive Officer of TOTAL’s Chemicals business segment since 1995 and Chairman of Hutchinson since 1996. He was a member of Total’s Executive Committee between 1996 and 2000.
      Between 2000 and 2005, Mr. Jean-Pierre Seeuws was TOTAL’s general delegate for Chemicals in the United States, Chief Executive Officer of Atofina Chemicals Inc. and of TOTAL PETROCHEMICALS Inc.
Philippe Vassor
      Philippe Vassor, born in 1954, holds a degree from the Ecole Supérieure de Commerce in Paris and is also a chartered accountant and auditor.
      He has been the president of Baignas SAS since June 2005.
      Philippe Vassor spent the core of his professional career (1975 to 2005) at Deloitte & Touche where he became Chairman and Chief executive officer for France and member of the worldwide Executive Group, responsible for human resources (from 2000 to 2004).

3.14.2	General Management
      Thierry Le Hénaff, Chairman of the Board of Directors, also serves as Chief Executive Officer, under the conditions specified in section 3.16.4 of this prospectus.
      The Chairman has set up an Executive Committee to assist him in the management of the Group.
      The members of the Executive Committee are Thierry Le Hénaff, Bernard Boyer, Michel Delaborde, Alain Devic, Philippe Goebel, Thierry Lemonnier, Philippe Pernot and Marc Schuller.

Thierry Le Hénaff
      Thierry Le Hénaff, born in 1963, holds degrees from École Polytechnique and École Nationale des Ponts et Chaussées and a Master’s degree in Industrial Management from Stanford University in the United States.
      After starting his career with Peat Marwick Consultants, in 1992 he joined Bostik, Total ’s Adhesives Division, where he held a number of operational positions in France and worldwide.
      In July 2001, he was appointed Chairman and Chief Executive Officer of Bostik Findley, the new entity resulting from the merger of
Total ’s and Elf Atochem’s Adhesives divisions.
      On 1 January 2003, Mr. Le Hénaff joined Atofina’s Executive Committee, where he was in charge of three B.U.s (Agrochemicals, Fertilisers and Thiochemicals) and three functional divisions.
      Mr. Thierry Le Hénaff was appointed Chairman and Chief Executive Officer of Arkema France on 30 September 2004 and of Arkema S.A. on 6 March 2006.

Bernard Boyer
      Bernard Boyer, born in 1960, holds degrees from École Polytechnique and École Nationale Supérieure des Pétroles et Moteurs.
      He has spent his career working in the chemicals industry in operational positions, starting out in a factory then moving to Elf Atochem’s head office (Finance & Strategy), from 1992 until 1998. In 1998, he joined Elf Atochem’s Adhesives affiliate as executive vice-president. He was appointed Atofina’s Director of Acquisitions and Divestitures in 2000, then Director of Economy, Planning and Strategy, Acquisitions and Divestitures at the end of 2003.
      As of the date of this prospectus, Mr. Bernard Boyer is executive vice-president in charge of Strategy. He oversees planning, economic studies, acquisitions/divestitures, internal audit and risk management.

Michel Delaborde
      Michel Delaborde, born in 1956, holds a degree in economics from Université de Paris, Sorbonne.
      In 1980 he joined Total, where he was in charge of Human Resources in both the head office and refineries. After two years as head of the Human Resources Department Trading & Middle-East head office, he was in charge of communication for Total in 1996, serving as director of Communications first for TotalFina, then for TotalFinaElf after the merger in 1999. In 2002 he joined Atofina as director of human resources and communication and was appointed to Atofina’s Executive Committee.
      As of the date of this prospectus, Mr. Michel Delaborde is executive vice-president in charge of human resources and communication.

Alain Devic
      Born in 1947, Alain Devic is a graduate of the École Centrale. For over 30 years, he has held a variety of positions in production facilities and in corporate offices in the French chemical industry.
      After holding various positions as engineer with Éthylène Plastiques and CdF Chimie, Alain Devic was assigned to Qatar in 1980 as operations manager running the steam cracker of Qapco. Between 1982 and 1993, Mr Devic held a variety of managerial positions in production, planning/strategy and as plant manager with Copenor and later Norsolor and Grande Paroisse. In 1993, he became managing director of Elf Atochem’s petrochemicals complex in Gonfreville.
      In 2000, he was appointed director — Industrial Coordination and Human Resources at the head office of the newly created Atofina, before becoming Vice-Executive Officer in June 2002. Mr Devic was also elected Chairman of Union des Industries Chimiques in March 2004 and re-elected on 15 December 2005 for a term ending in March 2007.
      As of the date of this prospectus, Mr. Alain Devic is executive vice-president in charge of Industry. In this capacity, he oversees Industrial Safety, Environment and Sustainable Development, Technology, Logistics, Quality, and Goods and Services Procurement.

Philippe Goebel
      Philippe Goebel, born in 1953, is a graduate of École Supérieure de Physique et de Chimie Industrielles (ESPCI) in Paris and of Sciences-Po in Paris.
      In 1980 he joined Atochem’s Economy and Corporate Planning Segment. Between 1985 and 1990, he served as production engineer at the Pierre-Bénite facility (France) before assuming responsibilities for polyethylene at Elf Atochem’s head office. In 1991 he became director of Corporate Planning, Strategy, and Economy, before being appointed director of the Organic Synthesis Intermediates segment in 1995.

      In 2001, following the merger of Total and Elf’s chemicals businesses, he was appointed a member of the Chemicals executive committee in charge of acrylics, PMMA, chlorochemicals and fluorochemicals-oxygenated products.
      As of the date of this prospectus, Mr. Philippe Goebel is executive vice-president in charge of Performance Products and oversees the Group’s American affiliates as well as Research & Development for the Group.

Thierry Lemonnier
      Thierry Lemonnier was born in 1953. He is a graduate of the École Nationale Supérieure de Géologie in Nancy and holds a master’s degree from Stanford University in the United States.
      He joined Total in 1979 as an economist engineer at the Exploration/ Production segment. In 1983, he joined Total ’s Finance/ Treasury department. In 1987, he was appointed head of Downstream Affiliates Operations and in 1993 became Chief Financial Officer for Refining/ Marketing. In 2000 he was appointed director of Chemical Affiliates Operations. He then joined Total’s Chemical branch in 2001 and was appointed to the Executive Committee, in charge of finance, controlling and accounting.
      As of the date of this prospectus, Mr Thierry Lemonnier is Chief Financial Officer. In this capacity, he oversees accounting, controlling, treasury, legal, taxation, insurance, and IT.

Philippe Pernot
      Philippe Pernot, born in 1952, is a graduate of the École des Mines in Nancy and holds a post-graduate degree (DEA) in statistics. He began his professional career with the PCUK Group in 1977.
      A production engineer, then a plant manager in France and in Canada, Mr Pernot continued his career with Elf Atochem as head of Industry for the chlorine/ VCM segment. He then became head of the Solvents and Chlorinated Derivatives department, and later head of the Polyethylene department, as well as managing director of the Aspell affiliate. He was then appointed director of Atofina’s Chlorochemicals-Solvents BU.
      As of the date of this prospectus, Mr. Philippe Pernot is executive vice-president in charge of the Vinyl Products business segment.

Marc Schuller
      Marc Schuller, born in 1960, is a graduate of the École Supérieure des Sciences Économiques et Commerciales. He joined Orkem in 1985 as acrylics product manager.
      In 1990 he joined the Strategy Segment of Total Chimie and in 1992 he became deputy managing director of the Structural Resins department at Cray Valley. In 1995, he was appointed commercial director — Petrochemicals/ Special Fluids at Total , and later director, Base Petrochemicals at TotalFina.
      In 2000, Mr. Schuller was appointed director of Atofina’s Butadiene/ Aromatics BU, and special project manager for the Chairman. In 2003, he became director of the Thiochemicals and Fine Chemicals BU.
      As of the date of this prospectus, Mr. Marc Schuller is executive vice-president in charge of Industrial Chemicals. He also oversees Raw Material and Energy Procurement.

3.14.3	Familyties
      As of the date of this prospectus, there are no family ties between members of the Board of Directors whose appointment will be submitted to the Company’s general meeting to be held on 10 May 2006 and the Executive Committee members.

3.14.4	Legal information
      As of the date of this prospectus, no member of the Board of Directors whose appointment will be submitted to the Company’s general meeting on 10 May 2006 or of the Executive Committee has been:

—	convicted of fraud during the past five years;

—	implicated in a bankruptcy, receivership or liquidation during the past five years;

—	charged with any offence or any official public sanction taken against them by statutory or regulatory authorities during the past five years.
      To the best of the Company’s knowledge, no corporate officer or director had been barred by a court from acting as a member of an administrative, management or supervisory body of an issuer or from participating in the management or conducting the business of a listed company over the past five years.

3.14.5	Conflicts of interest within administrative bodies and executive management
      There are no potential conflicts of interest between the duties to the Company of the members of the Board of Directors and executive management and their private interests.
      The Company has set up measures to prevent potential conflicts of interest between the directors and the Company, as described in section 3.16.2.3 of this prospectus. These measures will come into force on the Completion Date, as defined in Chapter 2 of this prospectus.

3.14.6	Information on service agreements
      None.

3.15	Remuneration and benefits

3.15.1	Remuneration (including any conditional or deferred remuneration) and benefits in kind granted by the Company and its subsidiaries
      No remuneration was paid to members of the Company’s board of directors for the financial year ended on 31 December 2005.
      For the financial year 2006, except the remuneration due to him by Total S.A. until the Completion Date, the remuneration to be paid to Thierry Le Hénaff, in his capacity as Chairman and Chief Executive Officer, will be determined by the Company’s Board of Directors, at its meeting scheduled for the end of June 2006, after consultation with the Nominating and Compensation Committee and based on that Committee’s recommendation.
      Mr Le Hénaff’s remuneration is expected to consist of a fixed component of an amount comprised between €550,000 and € 650,000 per year and a variable component based on the Company achieving specific financial performance targets to be determined by the Board of Directors.
      The conditions for the remuneration of the members of the Company’s Board of Directors for the financial year 2006 will be described in the 2006 reference document (document de référence) that the Company will file with the AMF and in the Board of Directors’ report to the Company’s general meeting, in accordance with the provisions of articles L. 225-102 and L. 225-102-1 of the Code de Commerce.

3.15.2	Total amounts covered by provisions or recorded elsewhere by the Company and its subsidiaries for purposes of paying pension, retirement or other benefits
      At the date of this prospectus, no amounts are covered by provisions or recorded elsewhere by the Company and its subsidiaries for purposes of paying pension, retirement or other benefits to the members of the Board of Directors or the executive officers of the Company.

3.16	Functioning of administrative and management bodies
      The composition and functioning of the Company’s Board of Directors are determined by laws and regulations, by the Company’s Articles of Association and by its Internal Regulations, the main clauses of which are summarised or reproduced below.
      The Articles of Association and the Internal Regulations of the Board of Directors and of the two Board committees described in this prospectus are those that will effectively apply to the Company as of the Completion Date, subject to their adoption by the Board of Directors’ meeting on 12 May 2006 (concerning the Internal Regulations).

3.16.1	Functioning and powers of the Board of Directors

3.16.1.1	Powers of the Board of Directors (article 13 of the Articles of Association)
      The Board of Directors determines the guidelines governing the Company’s activity and oversees their application. Subject to those powers expressly conferred on the shareholders and within the limits of the Company’s corporate purpose, the Board of Directors considers any issue involving the proper operation of the Company and settles matters falling within its competence through its decisions.
      The Board of Directors performs such auditing and verification it considers appropriate. Each Director shall receive from the Chairman of the Board of Directors or the Chief Executive Officer the information necessary for the performance of his duties.

3.16.1.2	Composition of the Board of Directors (article 10 of the Articles of Association)

Directors appointed by the general meeting (article 10.1 of the Articles of Association)
      The Company is administered by a Board of Directors, the minimum and maximum number of members of which are defined by the applicable laws. Directors are appointed, revoked and replaced under the terms and conditions set forth in the applicable laws and regulations.

•	Number of shares required
      As from the Completion Date and for the entire duration of his term in office, each Director must own at least 300 shares.

•	Term in office and age limit
      Subject to the laws applicable to provisional appointments made by the Board of Directors, the Directors shall serve for a term of office of three years. The Directors’ term of office expires at the end of the ordinary general meeting called to vote on the accounts for the previous fiscal year and to be held during the year in which the term expires. The age limit for directors is 67. When a director has reached this age during his term of office, such term shall automatically come to an end.

•	Remuneration
      Directors may receive, as attendance fees, a fixed sum per year, the amount of which is determined by the general meeting and remains in force until adoption of a new resolution. The Board freely distributes attendance fees among its members. In particular, it may allocate to directors who are also members of the committees provided by the Articles of Association a higher portion than that allotted to the other directors. The Board may allocate exceptional remuneration to the directors for their performance of missions or mandates assigned thereby.
      Costs incurred by the directors in the performance of their duties shall be reimbursed by the Company upon presentation of relevant proof thereof.

Director representing employees and appointed by the general meeting (article 10.2 of the Articles of Association)
      When the report presented by the Board of Directors at the general meeting pursuant to article L. 225-102 of the Code de Commerce states that the number of shares held by employees of the Company and affiliated companies within the meaning of article L. 225-180 of such Code amounts to over 3% of the share capital, a director representing the employee shareholders is appointed by the ordinary general meeting in accordance with the procedures set forth by laws and regulations in force and by the Articles of Association, insofar as the Board of Directors does not already include among its members a director representing employee shareholders or an elected employee.

3.16.1.3	Quorum and majority (article 12 of the Articles of Association)
      The validity of the Board of Directors’ decisions requires at least half of directors to be present, or, when allowed by law, deemed to be present, under the conditions defined by article 2.3 of the Internal Regulations drawn up by the Board of Directors, through videoconferencing or telecommunications means that comply with the technical attributes specified by the laws and regulations in force.
      Decisions are taken by a majority of votes of the directors present, deemed to be present or represented. In the event of a tie vote, the Chairman of the meeting holds a casting vote.

3.16.1.4	Meetings of the Board of Directors (article 12 of the Articles of Association)
      Board of Directors meetings are called as often as required to serve the Company’s interest, at the registered office or at any other location indicated in the convening notice.
      The convening notice may be delivered without a notice period and by any means, even verbally in urgent cases. The Board of Directors may take valid decisions, even if not convened by a notice, if all of its members are present or represented.
      Board of Directors meetings are chaired by the Chairman of the Board or, in his absence, by the oldest director in attendance.

3.16.2	Internal Regulations of the Board of Directors
      In order to comply with best corporate governance practices, the Company’s Board of Directors will adopt a charter setting out the rights and obligations of the directors.

3.16.2.1	Independent directors (article 2.1 of the Board of Directors’ Charter)
      The Board of Directors must comprise a majority of independent directors. The definition of ‘independent director’ comes within the assignments of the Nominating and Compensation Committee as described in section 3.16.5.2 of this prospectus.
      An independent director is a director who has no relationship whatsoever with the Company, its group or its management, i.e., in particular, a director who:

—	is not an employee or executive of the Company, an employee or director of its parent company, if any, or of a company consolidated within the Company and who has not served in such a capacity during the five previous years;

—	is not a corporate officer of a company in which the Company directly or indirectly holds a seat as director, or in which an employee appointed as such or a corporate officer of the Company (who currently holds such a position or has held such a position during the five previous years) holds a seat as director;

—	is not a significant customer, supplier, corporate banker, or investment banker of the Company or its group, or for whom the Company accounts for a material part of its business;

—	has no close family ties with a corporate officer of the Company;

—	has not, during the five previous years, served as statutory auditor of the Company, or of a company that holds at least 10% of the Company’s share capital or of the share capital of a company in which the Company held an interest of at least 10% as of the end of the term of service;

—	has not been a director of the Company for more than twelve years;

—	is not or does not represent a significant shareholder in the Company, i.e. a shareholder holding more than 10% of the Company’s share capital or voting rights.

3.16.2.2	Duty of loyalty (article 1.8 of the Board of Directors’ charter)
      A director may not use his title or functions as director to secure any advantage, whether monetary or non-monetary, for himself or any third party. The director undertakes to notify the Board of any agreement between the said director and the Company, entered into directly or via an intermediary, or in which he has an indirect interest, prior to entering into such agreement. The director undertakes not to assume any duties in companies or business activities that are in competition with the Company without previously notifying the Board of Directors and the Chairman of the Nominating and Compensation Committee.

3.16.2.3	Independence of directors and conflicts of interest (article 1.3 of the Board of Directors’ charter)
      All directors undertake to maintain their independence of analysis, judgment, decision-making and action under all circumstances. Directors undertake not to seek or accept from the Company or any companies directly or indirectly affiliated therewith, any advantages that are liable to be construed as jeopardizing their independence.
      Directors shall notify the Board of any conflict of interest, whether direct or indirect, actual or potential, with the Company. In such cases, the relevant director shall abstain from voting on any resolution submitted to the Board and from participating in any discussions preceding such voting. The Chairman may ask such a director not to attend the meeting. An exception shall be made to this provision if all directors were to abstain from voting in application thereof.

3.16.2.4	Self-assessment of the Board of Directors (article 2.2 of the Board of Directors’ charter)
      Every year, the Board of Directors shall hold a debate on its functioning.

3.16.2.5	Communication of information to directors (article 1.5 of the Board of Directors’ charter)
      Prior to each Board of Directors meeting, a file shall be sent to each director in sufficient time before the meeting, providing with information on items on the agenda to be discussed that require special analysis and prior consideration, whenever this can be accomplished without violating confidentiality.
      However, in the event of an emergency meeting in special circumstances, such information may be sent to the directors within a shorter period of time or provided at the beginning of the meeting.
      Directors may require from the Chairman or Chief Executive Officer any additional information they may consider necessary to properly fulfil their duties, particularly in the light of the meeting agenda.

3.16.2.6	Confidentiality (article 1.7 of the Board of Directors’ charter)
      All documents provided for Board meetings and all information collected during or outside Board meetings (the Information) are confidential, without exception, whether or not the Information collected is presented as being confidential. Directors undertake not to express their individual views on matters brought before the Board of Directors outside the boardroom.

3.16.3	Chairman of the Board of Directors (article 11 of the Articles of Association)

3.16.3.1	Appointment of the Chairman
      The Board appoints a Chairman, who must be a natural person, from among its members. The term of office of the Chairman automatically ends upon the Chairman’s sixty-seventh birthday, at the latest. However, the Chairman shall remain in office until the Board of Directors meeting called to appoint his successor.

3.16.3.2	Duties and responsibilities of the Chairman
      The Chairman represents the Board of Directors. He organizes and directs the Board’s work and reports thereon to the general meeting. He ensures that the Company’s bodies are operating properly and, more particularly, that the directors are able to carry out their duties. The Board may revoke the Chairman’s appointment at any time.

3.16.3.3	Identity of the Chairman and term of office
      As of the date of this prospectus, Mr. Thierry Le Hénaff has been the Chairman of the Company’s Board of Directors since 6 March 2006. His term of office will expire at the general meeting called to vote on the 2008 accounts.

3.16.3.4	Chairman’s educational and professional background
      The educational and professional background of the Chairman of the Company’s Board of Directors is described in section 3.14.2 of this prospectus.

3.16.4	General management

3.16.4.1	Performance of the general management (article 14.1 of the Articles of Association)
      The Company’s general management is conducted under the responsibility of the Board of Directors either by the Chairman or by another natural person appointed by the Board and bearing the title of Chief Executive Officer.
      The Board of Directors chooses one of the two above-mentioned methods of conducting the Company’s general management. The shareholders and third parties are informed of this decision in accordance with the terms and conditions defined by the applicable laws and regulations. This method of management remains in effect until the Board makes a decision to the contrary.
      When the general management of the Company is assumed by the Chairman, the legal, regulatory or statutory provisions relative to the Chief Executive Officer are applicable to the Chairman, who takes on the title of Chairman — Chief Executive Officer.

3.16.4.2	Identity of the Chief Executive Officer
      As of the date of this prospectus, the Chairman of the Board assures the general management of the Company.

3.16.4.3	Maximum age of Chief Executive Officer (article 14.2 of the Articles of Association)
      During his term of office, the Chief Executive Officer must be less than 67 years old. Once he has reached this age during his term of office, his term shall expire automatically and the Board of Directors shall appoint a new Chief Executive Officer. However, the Chief Executive Officer shall remain in office until the date of the Board of Directors’ meeting called to appoint his successor. Subject to the aforesaid age limit, the Chief Executive Officer may be re-elected for an unlimited number of terms.

3.16.4.4	Revocation and impediment (article 14.3 of the Articles of Association)
      The Chief Executive Officer’s appointment may be revoked at any time by the Board of Directors, pursuant to the applicable laws and regulations.
      In the event that the Chief Executive Officer becomes temporarily unable to fulfil his duties, the Board of Directors may delegate the functions of Chief Executive Officer to a director.

3.16.4.5	Limitations on the powers of Chief Executive Officer (article 14.4 of the Articles of Association)
      The Chief Executive Officer is invested with the most extensive powers to act in the Company’s name in all circumstances, within the limits of the Company’s corporate purpose and subject to those powers expressly vested by law in the general meetings and the Board of Directors. He represents the Company in its relationships with third parties.
      The Board of Directors may set limits on the powers of the Chief Executive Officer, but such limits are not enforceable against third parties.

3.16.4.6	Vice-Executive Officer (article 14.5 of the Articles of Association)
      On the Chief Executive Officer’s recommendation, the Board may appoint from one to five natural persons, who shall have the title of Vice-Executive Officer (directeur general délégué), to assist the Chief Executive Officer and shall determine their term of office and the extent of their powers, it being understood that the Vice-Executive Officers shall hold the same powers as the Chief Executive Officer in representing the Company in its relationship with third parties. Vice-Executive Officers must be less than 67 years old to serve in this office.
      The Board of Directors may revoke the appointment of a Vice-Executive Officer at any time, on the recommendation of the Chief Executive Officer, in accordance with the applicable laws and regulations.

3.16.4.7	Identity of the Vice-Executive officers
      Not applicable.

3.16.4.8	Educational and professional background of the Vice-Executive officers
      Not applicable.

3.16.5	Board of Directors Committees
      The Company shall create two standing committees: an Audit and Accounts Committee and a Nominating and Compensation Committee, whose operation and responsibilities are described below. The members of these committees shall be appointed at the first Board of Directors meeting following the Completion Date.

3.16.5.1	Audit and Accounts Committee

Composition
      The Audit and Accounts Committee is composed of at least three directors appointed by the Board of Directors. In selecting the Committee members, the Board of Directors shall grant special attention to their qualifications in the area of finance and accounting. A majority of the Committee members shall be independent directors. The Chairman of the Audit and Accounts Committee shall be an independent director.
      Notwithstanding a reasoned decision to the contrary by the Board of Directors, no Committee member shall hold more than two other offices as a member of the audit and accounts committee of a listed company in France or abroad.

      The Board of Directors shall ensure that it does not appoint to the Audit and Accounts Committee a director from a company in which one of the Company’s directors also holds a seat on the audit committee of that other company.
      Committee members may receive from the Company only those attendance fees due in consideration for serving as director and Committee member.
      The term of office of Committee members shall coincide with their term of office as director. The term of office of a Committee member may be renewed at the same time as his term of office as director. However, the Board of Directors may modify the composition of the Committee at any time.

Roles of the Committee
      In order to enable the Company’s Board of Directors to ensure the quality of internal control and the reliability of information provided to shareholders and to the financial markets, the Committee performs the following roles:

—	it submits recommendations on the appointment of the statutory auditors and their remunerations, in compliance with independency requirements;

—	it ensures the compliance with all applicable laws and regulations when statutory auditors are commissioned to perform work other than auditing the accounts;

—	it reviews the assumptions used in drawing up the accounts and reviews the Company’s year-end accounts and periodic consolidated accounts prior to their review by the Board;

—	it assesses the suitability and consistency from year to year of accounting principles and policies;

—	it assesses internal control procedures;

—	it reviews the work programs of external and internal auditors;

—	it reviews audit work;

—	it assesses the organization of delegations of powers of commitments;

—	it assesses the suitability of risk monitoring procedures;

—	it reviews the conditions for using derivatives;

—	it deliberates upon major transactions considered by the Group, in particular those that may result in a conflict of interest;

—	it reviews the annual state of important litigation; and

—	it prepares and submits reports as provided by the Internal Regulations and presents to the Board in draft form that portion of the annual report and, more generally, any documents required by the applicable regulations, falling within its scope of assignment.

Organization of the Committee’s work
      The Committee meets several times a year, in particular to review the periodic consolidated accounts. Meetings may be called by the Committee Chairman, by two Committee members or by the Chairman of the Board of Directors. The schedule of meetings is set by the Committee Chairman.
      The Committee submits written reports to the Board of Directors on its work and an annual assessment of its operation, based on the requirements set out in the Internal Regulations as well as any suggestion for improvement in its functioning.
      Recommendations submitted by the Committee to the Board of Directors are adopted by a majority of members present at the Committee meeting. The Committee Chairman casts the deciding vote if an even number of members is present at the meeting, unless only two members are present.

3.16.5.2	Nominating and Compensation Committee

Composition
      The Nominating and Compensation Committee is composed of at least three directors appointed by the Board of Directors. A majority of the Committee members shall be independent directors.
      The Chairman of the Committee shall be an independent director.
      Committee members may receive from the Company only those attendance fees due in consideration for serving as director and Committee member.
      The term of office of Committee members shall coincide with their term of office as director. The term of office of a Committee member may be renewed at the same time as his term of office as director. However, the Board of Directors may modify the composition of the Committee at any time.

Roles
      The Committee’s main roles are the following:

•	Nomination:

—	it submits to the Board of Directors recommendations on the composition of the Board of Directors and of the Board Committees;

—	every year, it submits to the Board of Directors a list of directors who can be considered to be independent directors of the Company, in accordance with the provisions of article 2.1 of the Internal Regulations of the Company’s Board of Directors;

—	it assists the Board of Directors in appointing and evaluating the corporate officers, the directors, and the directors serving as Committee members;

—	it prepares and submits an annual report on the Committee’s operation and work.

•	Compensation:

—	it reviews the main goals proposed by executive management relating to remuneration of the Company’s executives, whether or not they are corporate officers;

—	it submits to the Board of Directors policy recommendations and proposals in the areas of remuneration, pension schemes and contingency funds, benefits in kind, employee share ownership plans, options to purchase and to subscribe to shares (the Stock Options) and bonus shares, and particularly allotments to individual corporate officers;

—	it reviews remuneration of Executive Committee members, including Stock Options, bonus shares, pension schemes, contingency funds and benefits in kind;

—	it reviews the procedures for dividing attendance fees among Board members and the conditions for reimbursing any costs incurred by the directors;

—	it prepares and submits reports as provided by the Internal Regulations and presents to the Board of Directors that part of the annual report in draft form, and, more generally, any documents required by the applicable regulations and falling within its scope of assignment, in particular, information on the remuneration of corporate officers, Stock Options and bonus shares.

Organization of the Committee’s work
      The Committee meets several times a year, including once prior to approval of the agenda for the annual general meeting. Meetings may be called by the Committee Chairman, by two Committee members or by the Chairman of the Board of Directors. The schedule of meetings is set by the Committee Chairman. The Committee reports to the Board of Directors on its work. It submits an annual assessment of its functioning, based on the requirements set out in the Internal Regulations and any suggestion for improvement in its functioning.
      Recommendations submitted by the Committee to the Board of Directors are adopted by a majority of members present at the Committee meeting. The Committee Chairman casts the deciding vote if an even number of members is present at the meeting, unless only two members are present.

3.16.6	Internal control procedures
      The internal control framework is adapted to the Group’s organization, which is structured around three components:

•	the BUs, which comprise a group of business lines or products that are coherent or complementary from a strategic, business or manufacturing perspective;

•	the functional divisions, which provide support to the BUs in their area of competence, including accounting, legal affairs and information systems and ensure that the Group’s organization is consistent and optimized; and

•	the subsidiaries.
      At each of these three levels, special organizational procedures and delegations of authority have been set up to ensure that the Group’s various components comply with and apply the internal control framework defined by the Group. The guiding principles of the Group’s internal control framework are available on the Group’s Intranet.

Definition and objectives of internal control
      The Group’s internal control framework is based on the objectives and terminology used by the Committee of Sponsoring Organizations (COSO)(36) of the Treadway Commission.
      According to COSO’s definition, internal control is a process effected by the Executive Committee, which applies to all staff, designed to provide reasonable assurance regarding the achievement of objectives in the following categories:

—	effectiveness and efficiency of operations;

—	reliability of financial reporting; and

—	compliance with applicable laws and regulations.
      The purpose of internal control is to identify any poor practices and to limit and control risks associated with the Group’s activities.
      The Group has structured its internal control system around the five components defined by the COSO guidelines:

—	the control environment;

—	risk assessment;

—	control activities;

—	information and communication; and

—	internal control system monitoring.

     36 The Committee of Sponsoring Organisations (COSO) is a US organisation founded in 1985, which has developed a set of internal control standards that were published in France in 1994 for the first time.

The control environment
      The control environment refers mainly to the extent of employee awareness.
      Two of the major goals defined by the Group’s Executive Committee are risk management and the protection of people and of the environment.
      Consequently, the identification and observance of working conditions designed to prevent and eliminate causes of harm to persons and property are among the main concerns of the Group’s departments, management and employees.
      All Group employees are and will remain aware of the importance of complying with the good conduct rules formally laid down in the various codes or charters dealing with subjects such as ethics, internal audit, internal control, safety and environment, quality and the use of IT and communications resources.
      These documents include a Compliance Program, which was established in January 2001 and strengthened in 2003, in order to ascertain and if necessary to substantiate, that the Group strictly complies with domestic and European competition regulations. All relevant Group employees have been informed of the Compliance Program rules and have agreed to abide by them.
      More specifically, the Compliance Program specifies a procedure under which relevant Group employees must secure authorization prior to attending certain professional meetings, a system for reporting any solicitations by third parties that the Group deems to be inappropriate and penalties in the event of any violations of this procedure.
      Following audits conducted on the effective application of these rules within the Group, it was found that all of the relevant employees abide by the Compliance Program.
      The existing rules of good conduct and employee awareness of these rules have strengthened the values of integrity, professional conduct and accountability. These rules aim to ensure that discipline and organization is observed at every level within the Group.
      As a general rule, the duties and responsibilities of each operational or functional manager are defined in the job description. Goals to be met by the managers are set by their respective hierarchical superiors, to whom they must periodically report on their activities.
      Lastly, the Group has set up a dynamic human resources management approach and a policy of ongoing training designed to ensure that staff skills are continuously adapted and to maintain a high level of individual involvement and motivation.

Risk assessment
      Like all manufacturing companies, the Group is exposed to a variety of risks, including technical, technological, business, economic, financial, social, legal, market and other risks (a description of risk factors affecting the Group is provided in Chapter 4 of this prospectus). Managing the risks to which the Group is exposed entails identifying and assessing such risks, applying appropriate action plans and securing adequate insurance coverage.
      For this purpose, every year, the Group conducts an in-depth analysis of risks when defining its policy on insurance.
      Furthermore, an internal audit plan is carried out each year. In this respect, each operational or functional manager reviews the risks to which his area is exposed based on predetermined risk criteria and with the aid of a self-assessment document and interviews with the Internal Audit Department.
      Following this review, a list of proposed audit subjects is submitted for the following year, together with recommendations from the General Management, the Internal Audit Department and the statutory auditors. This list is then submitted to the Executive Committee for review and approval.
      In addition, the annual audit plans may call for risk mapping.

      Lastly, a comprehensive risk analysis must be carried out for each project submitted to the Executive Committee, regardless of type.

Control activities
      Control activities entail the application of the standards and procedures that help ensure that Group management directives are carried out. They are extended to all levels of the Group.
      A formal set of rules and procedures has been developed to ensure that the strategy defined by the executive committee is applied. There are procedures for approvals, authorizations, verifications, reconciliations, review of operating performance, security of assets and segregation of duties.
      It is imperative to separate the power to enter into commitments, for example, the authorization to sign a contract or approve an order (commitments vis-à-vis third parties), from the power to approve payment of an invoice (payment authorization power), the power to make the payment (bank order) and to verify the payment (bank reconciliation).
      Moreover, control over access to IT systems is a key factor of internal control. The user departments, which are responsible for IT system administration, are also in charge of authorizations. The IT department is responsible for technical implementation in accordance with the procedures defined by the two parties and in accordance with the principle of segregation of duties.
      Owing to the highly sensitive nature of products manufactured and sold by the Group, industrial and product risks are subject to ongoing management and monitoring by the Industry department, which reports to the Executive Committee on the Group’s performance on a monthly basis.

Information and communication systems
      IT systems are a key component of the Group’s organization.
      In this area, the Group has a number of tools for disseminating information.

•	The Group has a financial reporting system that meets management requirements and complies with the applicable rules and standards. Analyses and summaries are reported and commented periodically within the pertinent time frames and distributed to the appropriate people.

•	In financial information, a methodology for collecting and verifying information has been developed in cooperation with the statutory auditors. This methodology consists of:

•	examining the main factors that are liable to produce a material impact on the accounts;

•	controls that reduce any risk of error, omission or fraud to a very low level; and

•	periodic verification of the existence and effective operation of these controls.
      The goal is to be able to formulate a conclusion as to whether internal control is or is not satisfactory, and to define any necessary corrective actions needed to remedy any failures.

Monitoring of the internal control system
      The quality of the internal control system is assessed on an ongoing basis. The Executive Committee is responsible for the system overall, for its performance and for its oversight. However, each entity remains responsible for improving internal control performance in its area.
      Hence:

•	each BU participates in the Group’s quality and continuous improvement initiatives, develops an annual plan that is consistent with the general focuses of the Group’s policy and defines its performance monitoring indicators;

•	each support function works to improve its area of expertise.

      In general, any weaknesses in the internal control system must be reported to management and, if necessary, to the Executive Committee. All staff members are required to inform their immediate superior of any problems identified in operations, any non-compliance with good conduct rules, any violation of the company’s standards and charters and any illegal act.
      In addition, recommendations made by Internal Audit and the statutory auditors after completing their mission are systematically reviewed and a summary is presented to the Executive Committee. When decisions to apply corrective measures are adopted, their implementation is monitored on a formal basis.

3.16.7	Compliance with corporate governance system
      In the interests of transparency and public information, the Company has established a set of corporate governance measures, including the creation of the Board Committees described above. The Company deems that the governance system set up within the Company will enable it to comply with the rules of corporate governance.

3.17	Main shareholders

3.17.1	Share ownership and voting rights
      As of the date of this prospectus, Total S.A. holds nearly 100% of the Company’s share capital.
      As of the Completion Date, the shareholding structure of the Company will be identical to that of Total S.A., subject, however, to marginal differences due to inclusion of the following factors:

(i)	the shares of Total S.A. held by Total S.A. itself will not be entitled to the allocation of Arkema S.A. shares under the terms of the Total Spin-Off;

(ii)	the minority shareholders of Elf Aquitaine will also be shareholders of Arkema S.A., as a result of the Merger;

(iii)	the 3,994 Arkema S.A. shares now held by Total S.A. will not be allocated to shareholders of Total S.A. as of the Completion Date but will be sold on the market after the said date; and

(iv)	the Arkema S.A. shares that will be held by Elf Aquitaine as a result of the exchange of the 27,013 S.D.A. shares held by Elf Aquitaine in the Merger will also be sold on the market after the Completion Date.
      In addition, Total S.A. will enter into a custody agreement with an investment services provider for opening and managing a centralized securities account to hold the Arkema S.A. shares allocated to Total S.A. shareholders on the Completion Date and to centralize delivery of the shares and the sale of unallocated shares, pursuant to the provisions of article L. 228-6 of the Code de Commerce. This account will not be opened for the account of Total S.A. but for the shareholders eligible for the allocation. The voting rights and the dividends attached to the Arkema S.A. shares registered on the securities account will belong to the shareholders eligible for the allocation of Arkema S.A. shares and not to Total S.A. Consequently, the voting rights attached to the Arkema S.A. shares which have not been allocated will not be exercisable. In addition, the Arkema S.A. shares which will be allocated after the payment of a dividend by Arkema S.A. will be allocated with the corresponding dividend amount.

      For information, the main shareholders of Total S.A. as of 31 December 2005, 2004 and 2003 are shown in the table below. Their shareholding has been calculated based on 615,116,296 shares giving 628,934,441 voting rights as of 31 December 2005, 635,015,108 shares giving 636,067,350 voting rights as of 31 December 2004, and 649,118,236 shares giving 661,238,566 voting rights as of 31 December 2003.

	2005		2004		2003

	% of	% of	% of	% of	% of	% of
	share	voting	share	voting	share	voting
As of 31 December	capital	rights	capital	rights	capital	rights

1. Principal shareholders represented on the Board of Directors of Total S.A. at 31 December 2005	9.1	15.7	9.3	14.7	9.0	13.0
Groupe Bruxelles Lambert(a)	3.9	7.0	3.7	6.9	3.6	6.6
Compagnie Nationale à Portefeuille(a)	1.3	1.3	1.3	1.3	1.3	1.2
Areva	0.3	0.6	0.3	0.6	0.3	0.7
BNP Paribas	0.2	0.3	0.2	0.4	0.3	0.4
Société Générale	0.0	0.1	0.1	0.1	0.1	0.2
Group employees(b)	3.4	6.4	3.7	5.4	3.4	3.9
2. Other stable shareholders (outside the Total group)	1.0	1.9	1.1	2.0	3.4	6.6
Total stable shareholders (1+2)	10.1	17.6	10.4	16.7	12.4	19.6
3. Intra-group holdings	5.6	—	6.2	—	5.7	—
TOTAL S.A.(c)	1.5	—	2.2	—	1.9	—
Total Nucléaire	0.1	—	0.1	—	0.1	—
Elf Aquitaine subsidiaries	4.0	—	3.9	—	3.7	—
4. Other bearer shareholders	84.3	82.4	83.4	83.3	81.9	80.4
Of which: ADS holders(d)	7.5	7.3	5.9	5.9	5.7	5.6

(a)	Compagnie Nationale à Portefeuille has declared that on 28 July 2005, it had crossed the threshold of 5% in Total’s share capital via Groupe Bruxelles Lambert and Kermadec S.A. (a company wholly owned by Compagnie Nationale à Portefeuille). Groupe Bruxelles Lambert is jointly controlled by the Desmarais family and Frère-Bourgeois S.A.; Frère-Bourgeois S.A.’s interest in Groupe Bruxelles Lambert is held mainly via its direct and indirect interests in Compagnie Nationale à Portefeuille.

(b)	Based on the definition of employee share ownership within the meaning of article L. 225-102 of the Code de Commerce.

(c)	Total S.A. shares held by Total S.A. itself will not be eligible for the allocation of Arkema S.A. shares under the Spin-Off of Arkema’s Businesses.

(d)	American Depositary Shares listed on the New York Stock Exchange.
     To Total S.A.’s knowledge, there are no other shareholders that directly or indirectly control 3% or more of its share capital or voting rights.
      For Total S.A. shareholders whose shares carry double voting rights, the shares in the Company to be received by these shareholders as a result of the transactions described in Chapter 2 of this prospectus will carry double voting rights only after a period of two years after the shares have been registered in accordance with article 17.3 of the Company’s Articles of Association, it being specified that these double voting rights will be subject to limitations in accordance with article 17.4 of the Company’s Articles of Association. Total S.A. shareholders that control 3% or more of its share capital and voting rights will hold 3% or more of the Company’s share capital and voting rights at the Completion Date. However, as from the Completion Date, Arkema S.A.’s shareholding structure may evolve such that it will differ from that of Total S.A.
      As of the date of this prospectus and to the knowledge of the Company and of Total S.A., there exists no shareholders’ agreement or pact, the application of which could result in the acquisition of control over the Company. It is specified that the indirect subsidiaries of Total S.A. that hold shares in Total S.A. will retain the Arkema S.A. shares they receive as a result of the Spin-Off of Arkema’s Businesses for at least three years after the Completion Date.

3.17.2	Double voting rights and limitations on number of voting rights
      Articles 17.3 et 17.4 of the Company’s Articles of Association limit the percentage of voting rights held by a given shareholder to 10% of the total number of voting rights attached to the Company’s shares, and confer double voting rights at the end of a period of two years after the shares have been registered; such double voting rights, in turn, are limited to 20% of the total number of voting rights attached to the Company’s shares.
      The provisions covering double voting rights and limitations of voting rights are described in section 3.18.2.6 of this prospectus.

3.17.3	Termination of limitations on number of voting rights
      The limitations provided in the Articles of Association and described in section 3.18.2.6 of this prospectus shall lapse, without need for the adoption of a new resolution by the extraordinary general meeting, when a natural person or legal entity, acting separately or in concert with one or more natural persons or legal entities, comes to hold at least two-thirds of the total number of shares in Arkema S.A. following a public offering for all Arkema S.A. shares. The Board of Directors recognizes that such limitations have lapsed and undertakes the necessary formalities to amend the Articles of Association accordingly.

3.17.4	Control of the Company
      At the Completion Date, no single shareholder is expected to control the Company whether directly or indirectly.

3.18	Share capital and Articles of Association

3.18.1	Share capital

3.18.1.1	Share capital (article 6 of the Articles of Association)
      As of the date of this prospectus, the share capital is €40,000 divided into 4,000 shares with a par value of € 10 each, all fully paid and all of the same class.
      The share capital may be increased or decreased by a collective decision of the shareholders under the conditions provided by the law and by the Company’s Articles of Association.
      At the Completion Date, the Company’s share capital shall be fixed at € 606,710,310 divided into 60,671,031 shares, subject to the adjustments described in sections 2.3.2.3.1 and 2.4.2.3.1 of this prospectus.

3.18.1.2	Form and transmission of the shares (article 7 of the Articles of Association)
      The shares may be shares in registered form or shares in bearer form, at the shareholder’s option, under the conditions specified in section 5.1.3 of this prospectus, subject to any applicable laws and regulations to the contrary.
      The shares are freely negotiable. They are registered in an account and are transmitted by a transfer from one account to another, under the conditions of the applicable laws and regulations.

3.18.1.3	Securities other than equity securities (titres non representatifs de capital)
      As of the date of this prospectus, there are no securities other than equity securities.

3.18.1.4	Treasury shares held by the Company
      As of the date of this prospectus, neither the Company nor any of its subsidiaries hold any of the Company’s shares.
      The draft resolutions of the general meeting of the Company’s shareholders to be held on 10 May 2006 pertaining to the Company’s share buyback program are presented in section 3.18.1.5 below.

3.18.1.5	Unissued authorized capital, commitments to increase the capital
      As of the date of this prospectus, there are no securities, other than the shares, giving access to the Company’s share capital, and there is no unissued authorized capital or commitment to increase the capital.
      However, in addition to the capital increases to be carried out in connection with the Spin-Off of Arkema’s Businesses, the resolutions adopted by the Company’s Board of Directors on 15 March 2006, which will be submitted to the combined general meeting to be held on 10 May 2006, call for the general meeting to grant the following authorizations to the Board of Directors:

	Duration of authorization and	Maximum nominal amount of
Type of Securities	expiration date	capital increase

Issue with preferential subscription rights* Capital increase, all securities combined	26 months 10 July 2008	€200 million (This maximum nominal amount is to be allocated to the aggregate maximum nominal amount of € 200 million)
Issue without preferential subscription rights* Capital increase, all securities combined	26 months 10 July 2008	€200 million (This maximum nominal amount is to be allocated to the aggregate maximum nominal amount of € 200 million)
Capital increase by capitalization of share premiums, reserves, earnings or other items*	26 months 10 July 2008	€ 100 million
Capital increase for employees Adhering to savings plans	26 months 10 July 2008	€ 20 million
Free allocation of shares*	38 months 10 July 2009	3% of the Company’s share capital on the Completion Date
Stock Options*	38 months 10 July 2009	5% of the Company’s share capital on the Completion Date

(*)	Subject to approval of the Company’s shares to listing on Eurolist by Euronexttm.
     In addition, resolutions authorizing an 18-month share buyback program (up to 10% of the share capital as it will be established at the conclusion of the transactions described in Chapter 2 of this prospectus and not exceeding the amount of €200 million) and cancellation of the shares purchased under this program (up to 10% of the share capital as it will be established at the conclusion of the transactions described in Chapter 2 of this prospectus per 24-month-period) will be proposed to the Company’s combined general meeting to be held on 10 May 2006.

3.18.1.6	Share capital covered by an option
      As of the date of this prospectus, to the Company’s knowledge, the Company’s share capital is not covered by any options.

3.18.1.7	Shareholding history over the past three years
      It is hereby noted that the Company’s share capital was 100% held by Total S.A. from the time of its creation until its conversion into a société anonyme, and that from the time of this conversion until the Completion Date, it will have been nearly 100% held by Total S.A.
      The Company’s shareholding structure at the Completion Date will be as described in section 3.17.1 of this prospectus.

3.18.2	Memorandum and Articles of Association

3.18.2.1	Corporate purpose (article 3 of the Articles of Association)
      The Company’s corporate purpose in any country, is:

—	to carry out all operations directly or indirectly relating to research, production, processing, distribution and marketing of all chemical and plastic products and their derivatives, by-products thereof and of all parachemical products;

—	to acquire, hold and manage all securities, negotiable or otherwise, in French and foreign companies, through newly-created companies, contributions, limited partnerships, or by subscribing for or purchasing securities or corporate rights, or through mergers, combinations, joint venture companies or by obtaining the use of any property or rights under a lease, lease-management agreement or by dation, or otherwise; and

—	more generally, to enter into all financial, commercial, industrial, real or personal property transactions that may be directly or indirectly related to any of the objects referred to above or to any other similar or connected objects, and designed to promote the Company’s purpose, expansion or development.

3.18.2.2	Members of the Board of Directors and management bodies
      The provisions applying to the Board of Directors and management bodies are described in sections 3.14 and 3.16 of this prospectus.

3.18.2.3	Rights and obligations attached to the shares (article 9 of the Articles of Association)
      In addition to the right to vote, each share gives the holder the right of ownership of a portion of the Company’s assets, its profits and winding-up dividends (boni de liquidation), determined proportionately to the shareholding it represents.
      Ownership of one share entails compliance with the Articles of Association of the Company and with all resolutions approved by the Company’s shareholders at general meetings.

3.18.2.4	Allocation of profits (article 20 of the Articles of Association)
      The following sums are allocated from the Company’s profits for the year, less any retained losses, in the following order:

1) at least 5% is allocated to the legal reserve fund; once the legal reserve fund amounts to one-tenth of the share capital, this allocation is no longer mandatory;

2) any amounts that the shareholders have resolved to transfer to reserves, for which they will determine the allocation or use, pursuant to a resolution adopted at a general meeting; and

3) any amount that the general meeting shall decide to allocate to retained earnings.
      Any remaining balance is paid out to the shareholders as dividends. The Board of Directors may pay interim dividends under the conditions provided by the applicable laws and regulations.
      The general meeting called to approve the accounts for the financial year may grant each shareholder the option to receive all or part of the dividends or interim dividends in cash or in shares.
      The general meeting may, at any time, on the Board of Directors’ recommendation, decide to distribute all or part of the amounts contained in the reserve fund accounts either in cash or in shares in the Company.

3.18.2.5	Amendments to shareholders’ rights
      In accordance with applicable laws, all amendments to the Articles of Association are subject to approval by an extraordinary general meeting duly constituted under the quorum and majority requirements provided by the applicable laws and regulations.

3.18.2.6	General meetings

Convening Notice (article 16.1 of the Articles of Association)
      General meetings are called under the conditions provided by the applicable laws and regulations.

Place of meeting (article 16.2 of the Articles of Association)
      Meetings are held at the registered office or at any other place indicated in the notice of meeting.

Admission to general meetings (article 16.3 of the Articles of Association)
      All shareholders, regardless of the number of shares they own, have the right to attend or to be represented at general meetings, providing that all payments due with respect to such shares have been made and that the shares are registered in an account under the following conditions:

—	Owners of bearer shares or shares registered in a securities account not held by the Company who wish to attend or be represented at general meetings must submit a certificate drawn up by the intermediary that holds their account, certifying the non-transferability of their shares until the meeting date. Such certificate shall be filed at the place indicated in the notice of meeting, at least three days before the date set for the meeting.

—	Owners of shares registered in an account held by the Company who wish to attend or be represented at general meetings must have their shares registered in the Company shareholder register at least three days before the date set for the meeting.
      However, the Board of Directors or the Chairman, if so authorized by delegation, has always the power to reduce or cancel such notice periods and to accept filings that do not comply with these limits.

Use of telecommunications means (article 16.6 of the Articles of Association)
      The Board of Directors has the power to decide that shareholders who take part in the general meeting by videoconference or other means of telecommunication that enable them to be identified and where the nature and conditions of such means of participation are determined by decree shall be deemed as present for the purposes of calculating quorum and majority.

Representation at general meetings (article 16.5 of the Articles of Association)
      Shareholders may be represented at general meetings by their spouse or by another shareholder or, if they are not domiciled in France, by an intermediary registered on their behalf, in accordance with the applicable laws and regulations.
      Shareholders that are legal entities attend meetings through their legal representatives or any proxy appointed for this purpose.
      Any member of the meeting who wishes to be represented by proxy shall send a proxy form to the Company, either on paper, or, if the Board of Directors provides for this option in both the announcement and convening notice, in electronic format, at least three days before the meeting. However, the Board of Directors or Chairman, if so authorized by delegation, has the power to reduce or waive such notice periods and to accept proxy forms that do not fall within this limit.

      Proxies in electronic format may be filed or received by the Company until 3:00 p.m., Paris time, on the eve of the general meeting. The Board of Directors or Chairman, if so authorized by delegation, has the power to reduce or waive this period.

Exercise of voting rights (article 16.4 of the Articles of Association)
      As from the time the meeting is called, any shareholder may request from the Company in writing a paper absentee ballot, or, if the Board of Directors provides for this option in both the announcement and notice of meeting, an electronic absentee ballot. Such requests must be delivered to or received at the registered office of the Company no more than six days before the date of the meeting. The Board of Directors has the power to reduce or waive this period.
      Paper absentee ballots must be delivered to or received by the Company at least three days before the date of the general meeting. Electronic absentee ballots may be delivered to or received by the Company until 3:00 p.m., Paris time, on the eve of the general meeting. The Board of Directors or Chairman, if so authorized by delegation, has the power to reduce or waive this period.

Chair of general meetings (article 17.1 of the Articles of Association)
      General meetings are chaired by the Chairman of the Board of Directors or, in his absence, by a director who is appointed specifically for this purpose by the Board of Directors. Failing this, the meeting elects its own chairman.

Quorum and majority at general meetings (article 17.2 of the Articles of Association)
      General meetings, whether they are ordinary, extraordinary, combined or special, are duly constituted when they meet the quorum and majority conditions provided by applicable laws and regulations governing such meetings and exercise the powers ascribed to them by the law.

Voting rights, double voting rights (article 17.3 of the Articles of Association)
      Subject to the provisions set forth below, each member of the meeting is entitled to as many voting rights and votes as the number of shares he owns or represents, providing that all payments due for such shares have been met.
      However, double voting rights are conferred on all fully paid up shares in registered form that have been registered in the name of the same shareholder for at least two years, under the conditions applicable by law and by regulations.
      Furthermore, in the event of a capital increase by capitalization of reserves, profits or share premiums, double voting rights are conferred, as of their issue, to shares in registered form allocated to shareholders on the basis of existing shares held by such shareholders and conferring such entitlement.
      The merger or spin-off of the Company has no effect on double voting rights, which may be exercised within the beneficiary company or companies if the Articles of Association of such company provide for such rights.
      Double voting rights attached to registered shares and conferred under the first three paragraphs of this sub-section shall be lost if such shares are converted into bearer shares or if title to them is transferred, except in the case of transfers arising upon inheritance, division of estate between divorcing spouses or gifts inter vivos to a spouse or other person of an eligible degree of relationship, which shall not result in the loss of double voting rights and shall not interrupt the periods specified above.

Limitations on voting rights (article 17.4 of the Articles of Association)
      In a general meeting, no shareholder may, directly or through a proxy, express more than 10% of the total voting rights attached to the Company’s shares, taking into account single voting rights attached to shares that he directly or indirectly holds and to the powers conferred to him. However, if such shareholder also holds personally or as a proxy double voting rights, the 10% limit may be exceeded, taking into account only the additional voting rights resulting therefrom, and the combined voting rights expressed shall not exceed 20% of the total voting rights attached to the Company’s shares.
      In application of the foregoing provisions:

—	the total number of voting rights attached to the Company’s shares that is taken into consideration is calculated as of the date of the general meeting and the shareholders are notified thereof at the beginning of such general meeting;

—	the number of voting rights held directly and indirectly means those voting rights attached to shares to which a natural person holds title, either personally or jointly, or through a company, group, association or foundation, and those that are attached to the shares held by a company that is controlled, within the meaning of article L233-3 of the Code de Commerce, by another company or by a natural person, association, group or foundation;

—	a shareholder’s proxy returned to the Company without stating the name of the proxy is subject to the foregoing limitations. However, such limitations do not apply to the chairman of a general meeting who is voting by virtue of all such proxies combined.
      The limitations provided in the foregoing paragraphs have no effect in calculating the total number of voting rights, including double voting rights, attached to the Company’s shares and which must be taken into account in applying the legal, regulatory or statutory provisions providing for specific obligations by reference to the number of voting rights existing in the Company or the number of shares having voting rights.
      The limitations set forth above shall lapse, without any need for a new resolution by an extraordinary general meeting, whenever a natural person or legal entity, acting separately or in concert with one or more natural persons or legal entities, should come to hold at least two thirds of the total number of shares in the Company following a public offering for all of the Company’s shares. The Board of Directors then recognizes that the limitations have lapsed and carries out the related formalities to amend the Articles of Association.

3.18.2.7	Clauses liable to have an effect on control of the Company
      Subject to the granting of double voting rights to any shareholder who owns fully-paid shares and for which said shareholder must prove registered ownership for at least two years (article 17.3 of the Articles of Association) and to the limitation on voting rights (article 17.4 of the Articles of Association), no provision of the Articles of Association could delay, defer or prevent a change of control over the Company.
      The clauses pertaining to double voting rights and limitations on voting rights that are liable to have an effect on control of the Company are set out in section 3.18.2.6 of this prospectus.

3.18.2.8	Identification of the shareholders (article 8.1 of the Articles of Association)
      The Company may at any time make use of all applicable laws and regulations to identify the holders of securities that confer immediate or future voting rights in its own general meetings.
      For purposes of identifying the holders of shares in bearer form the Company has the right, under the conditions provided by the applicable laws and regulations, to request at any time, at its own expense, that the central depositary in charge of its securities issue account provide the name or company name, nationality, year of birth or of incorporation and the address of the holders of securities giving immediate or future access to voting rights at its general meetings as well as the number of securities held by each and any restrictions that may apply to such securities. If such information is not received within the period of time stipulated by the applicable regulations or if the information provided by the custodian account holder is incomplete or erroneous, the central depositary may request that the president of the district court (président du tribunal de grande instance) order such information to be provided in a summary proceeding (en référé).
      The information obtained by the Company cannot be transferred thereby, even at no charge, subject to the criminal sanctions provided by article 226-13 of the French Penal Code (Code Pénal).

      Under the conditions specified by the applicable laws and regulations (particularly those concerning time limits), the intermediary registered on behalf of holders of securities in registered form who are not domiciled on the French territory is required to reveal the identity of the holders of such securities and of the number of securities held by each, at the request of the Company or of its representative, which may be submitted at any time.
      As long as the Company deems that certain holders of securities in bearer form or in registered form whose identity has been communicated to the Company hold such shares on behalf of third parties, it has the right to request such holders to reveal the identity of the owners of these securities and the number of securities of each such owner under the conditions indicated above. When a person who has received a request in accordance with the foregoing provision fails to provide the information thus requested within the time specified by laws and regulations or has provided incomplete or erroneous information either on his own capacity, or on the owners of the securities, or on the number of securities held by each, the shares or securities giving immediate or future access to the share capital and for which that person was registered shall be disqualified for voting purposes at any general meeting that may be held until the date on which all such information is made accurate, and payment of the corresponding dividend shall be postponed until such date.
      Moreover, in the event that a registered person should knowingly fail to comply with the above provisions, the court having jurisdiction in the territory of the Company’s registered office may, at the request of the Company or of one or more shareholders holding at least 5% of the share capital, partially or completely disqualify the questionable shares from voting and potentially from receiving the dividend, for a total of no more than five years.
      Furthermore, without prejudice to the disclosure requirements set forth in article 8.2 of the Articles of Association, the Company may ask any legal entity that holds shares in the Company for more than one-fortieth of the share capital or voting rights to disclose the identity of persons who directly or indirectly hold more than one-third of the share capital or of the voting rights which are liable to be exercised at general meetings of such legal entity.

3.18.2.9	Crossing of thresholds (article 8.2 of the Articles of Association)
      In addition to the legal obligation to notify the Company of their holding of certain percentages of the share capital or voting rights, any natural person or legal entity, acting alone or in concert, that shall come to own, within the meaning of articles L. 233-9 and L. 233-10 of the Code de Commerce, directly or indirectly, 1% or more of the share capital or voting rights, is required to notify the Company thereof by registered letter with return receipt stating the total number of shares, voting rights and securities giving future access to the capital and of voting rights attached thereto that it holds, alone or in concert, directly or indirectly, within five trading days from the date on which it crosses this threshold.
      Above this 1% threshold and up to 33.33%, this disclosure requirement must be fulfilled under the conditions set forth above, each time the shareholder crosses a multiple of 0.5% of the share capital or voting rights.
      Failure to disclose these thresholds as set forth in the first two paragraphs above shall result in those shares that should have been disclosed being disqualified for voting purposes at general meetings, if so requested at a meeting by one or more shareholders separately or together holding at least 3% of the Company’s share capital or voting rights.
      All shareholders, whether natural persons or legal entities, must also notify the Company in the manner and within the time limits indicated in the first two paragraphs above, whenever their direct, indirect or joint holdings fall below any of the thresholds mentioned in the said paragraphs.

3.19	Related-party transactions
      Most of the Group’s non-consolidated companies as of the date of this prospectus are listed in Appendix F.2 to this prospectus. Some of these companies sell products or provide services to companies consolidated by the Group.

      In addition, certain consolidated Group companies sell products or provide services to certain non-consolidated companies.
      These transactions, taken separately or together, are not material. They were entered into under ordinary conditions comparable to those applicable to similar transactions with third parties.
      A description of related-party transactions is provided in Note 22 to the pro forma financial statements contained in Appendix D.1 of this prospectus.
      Moreover, a description of agreements and guarantees between the Group and certain Total entities is provided in section 3.12 of this prospectus.

3.20	Financial information on the accounts relating to the Group’s assets and liabilities, financial condition and results

3.20.1	Combined financial statements for 2003, 2004, 2005 and notes to the financial statements
      The Group’s combined financial statements for 2003, 2004 and 2005 prepared in accordance with the basis for preparation described at the beginning of the notes to said financial statements are included in Appendices A.1, B.1 and C.1, respectively, to this prospectus.

3.20.2	Statutory auditors’ reports on the combined financial statements for 2003, 2004 and 2005
      The reports of KPMG Audit, Statutory Auditors, on the combined financial statements for 2003, 2004 and 2005 are included in Appendices A.2, B.2 and C.2, respectively, to this prospectus.

3.20.3	Pro forma financial statements for 2003, 2004 and 2005 and notes to the financial statements
      The Group’s pro forma financial statements for 2003, 2004 and 2005 prepared in accordance with the basis for preparation described at the beginning of the notes to the said financial statements are included in Appendix D.1 to this prospectus.

3.20.4	Report of KPMG Audit, Statutory Auditors, on the pro forma financial statements for 2003, 2004 and 2005 and report of Ernst & Young Audit, contractual Auditors, on the pro forma financial information for 2005
      The Statutory Auditors’ report on the pro forma financial statements for 2003, 2004 and 2005 is provided in Appendix D.2 to this prospectus.
      The contractual Auditor’s report on the pro forma financial information for 2005 is provided in Appendix D.3 to this prospectus. The pro forma financial information for 2005, included in the pro forma financial statements for 2003, 2004 and 2005, consists of (i) the information as of 31 December 2005 appearing under the 2005 column headings of the primary financial statements and notes thereto and (ii) changes and comments appearing in the notes for the period from 1 January 2005 to 31 December 2005.

3.21	Comments and analyses of the pro forma financial statements for 2003, 2004 and 2005

3.21.1	Basis of preparation of the analyzed financial statements
      Arkema has prepared combined financial statements in respect of 2003, 2004 and 2005. These combined financial statements, which were established in order to present an economic view of Arkema’s scope of business as from 2003, were prepared on the basis of the financial statements of the companies which were historically consolidated in Total ’s financial statements, while taking account of the specific accounting operations described in Appendix D.1 to this prospectus.
      Arkema has prepared pro forma financial statements on the basis of these combined financial statements. These pro forma financial statements aim to simulate the effects that the spin off from Total could have had on the balance sheet, income statement and cash flow statement of Arkema , if this operation had taken effect on 1 January 2003 and if Arkema had operated as a separate, stand-alone, listed group as from that date.
      These pro forma financial statements are published solely for illustrative purposes. As a result, they are not necessarily representative of the financial position or performance that would have been attained if the operation or event had occurred at a date prior to the date at which it actually occurred or is planned to occur. Neither do such pro forma financial statements predict the financial position or performance that will be attained in future years.
      The 2003, 2004 and 2005 pro forma financial statements which are analyzed in this section are prepared in accordance with the International Financial Reporting Standards (IFRS) that have been approved by the European Union and should be read in connection with the combined financial statements prepared for 2003, 2004 and 2005.

3.21.1.1	Background to the constitution of Arkema’s ownership structure
      In February 2004, Total decided to reorganize its Chemicals segment, bringing together three of its business segments, Vinyl Products, Industrial Chemicals and Performance Products, in a new structure which was named Arkema on 1 October 2004.
      As the businesses which constituted Arkema did not represent a distinct legal structure prior to this decision, a number of capital transactions were, or will be before the date of listing, carried out within Total in order to allow Arkema to legally own all of its subsidiaries. Thus:

•	Companies which carried out Arkema’s Businesses and non-Arkema’s businesses were split into separate entities by means of asset and liability contributions or transfers, mainly in France, Germany, the United Kingdom, Spain and Italy.

•	Companies which operated Arkema’s Businesses but which were not owned by companies belonging to the Group were or will be brought together under a holding company through a number of acquisitions or spin-offs.

•	Companies which did not operate Arkema’s Businesses but which were owned by companies controlled by Arkema were, or will be, sold to Total.

3.21.1.2	Scope of combination
      The scope of combination includes, in addition to companies directly or indirectly owned by Arkema France, companies directly owned by the Total group which are operationally attached to the Arkema’s Businesses. Companies owned by entities controlled by Arkema but whose activities are not operationally attached to Arkema have been excluded from the scope of combination.
      In addition, over the period for which the combined financial statements are prepared, certain companies carried out both Arkema’s Businesses and non-Arkema’s businesses (mainly Petrochemicals businesses and Specialty Chemicals businesses). In order to only combine businesses which are operationally attached to Arkema, the non-Arkema businesses were excluded from the individual financial statements of such companies included in the scope of combination, particularly in France, Germany, Italy, the United Kingdom and Spain. For the periods prior to the asset and liability contributions or transfers, the non-Arkema businesses were excluded in the following manner:

•	Assets and liabilities which did not belong to Arkema were identified on the basis of the assumptions made in the legal transactions completed. These assets and liabilities were excluded through a double entry to shareholders’ equity or debt, depending on the nature of the transactions in question.

•	Income and expenses were allocated on the basis of management accounting which presented a breakdown by operational activity either directly attached, or not, to Arkema’s Businesses. Income and expenses which could not be directly allocated were recorded in a “Corporate” section. Income and expenses of this section were subject to detailed analysis and were then allocated in a manner consistent with the assumptions made on allocation of assets and liabilities to each business. In addition, certain expenses (mainly general and administrative expenses) which could not be directly allocated to the Arkema’s Businesses were allocated on the basis of relevant criteria depending on the nature of the costs in question. These costs do not cover the cost of additional head office functions that Arkema will need to bear as an independent listed Group. Such latter costs will be incorporated in the pro forma financial statements.

•	Cash flows related to the Arkema businesses were analyzed on the basis of the assumptions made in the allocation of assets and liabilities to each business.

3.21.1.3	Principal restatements made in preparing the pro forma financial statements
      The restatements made in preparing the pro forma financial statements, as described below, are based on conventions which are subject to the following main inherent limitations:

—	The pro forma financial statements are, by their very nature, simulations made on the basis of the methodology and conventions described for their preparation and cannot be considered to be representative of what the Group’s net income, financial position, cash flows and performance would have been if the Group had effectively operated as a separate, stand-alone, listed group as from 1 January 2003;

—	By convention, the 2003 pro forma financial statements take into account the principal IFRS restatements identified in the context of the transition to IFRS on 1 January 2004 and in the preparation of the first IFRS combined financial statements at 31 December 2004. Their aim is not to present IFRS financial statements for 2003 as such financial statements could have been established if the Group had applied IFRS with a transition date of 1 January 2003, with application at this date of the transitional provisions of the standard on first-time adoption of IFRS (being IFRS1).
      The combined financial statements were prepared in accordance with French accounting standards for 2003 and with IFRS for 2004 and 2005. In order to enable comparability of the three years’ financial statements, the 2003 financial statements were restated in accordance with IFRS standards in the preparation of the pro forma financial statements. Shareholders’ equity at 1 January 2003 has thus been adjusted to reflect this. The impact of the IFRS restatements on 2003 results was +€ 23 million. The main impact arises from the cancellation of goodwill amortization under IFRS. Furthermore, the Group applied IAS 39 relating to financial instruments as from 1 January 2005 in the combined financial statements. Application of this standard did not have a material impact on the 2005 combined financial statements. By convention, the pro forma financial statements for 2003 and 2004 were not restated in accordance with IAS 39.
      The combined financial statements of Arkema for 2003, 2004 and 2005 include expenses directly attributable to Arkema, in accordance with the cost allocation criteria and the reinvoicing of costs in place during these three years within Total . These expenses do not however necessarily reflect the actual amount of costs that Arkema S.A. would have had to bear if the Group had operated as a separate, stand-alone, listed entity during the period in question.
      The pro forma income statements for the three years include an estimate, made by Arkema, of the additional ordinary operating expenses that Arkema S.A. would have incurred if it had operated as a separate, stand-alone listed entity since 1 January 2003. These additional expenses were estimated on a full year basis and were taken into account for an amount of €49 million before tax (being €45 million after tax) for both 2003 and 2004. For 2005, these additional expenses amount to €40 million before tax (being €37 million after tax). Their amount is lower than that taken into account in the previous years as Arkema already incurred a portion of these expenses in its 2005 combined accounts following the Group’s creation in October 2004.
      These additional ordinary operating expenses, or “stand-alone costs”, include:

•	The cost of a certain number of functions which will henceforth be fully performed by Arkema S.A. teams which are not reflected in Arkema ’s combined financial statements. These functions include support services in the areas of insurance, communications, internal audit, treasury, legal matters, tax and employee savings.

•	The effect of the loss of certain economies of scale achieved within Total. Thus, the allocation of costs related to certain services (IT, telecommunications, etc.) provided on a larger scale within Total does not necessarily reflect the actual amount that Arkema S.A. would have had to bear if it had operated as a separate, stand-alone listed entity during the period in question. In addition, within Total , certain purchases benefited from volume-based savings. Where these effects were quantifiable, they were taken into account in the pro forma financial statements. The main types of purchase in question are insurance premiums and logistics.

      Arkema and Total have signed (i) a number of long-term contracts to secure the supply of raw materials, (ii) several contracts for the supply of services, and (iii) sales contracts. These contracts, described in section 3.12, did not create a need for restatements in the preparation of the pro forma financial statements.
      The pro forma restatements have been prepared on the basis of estimates and assumptions made by the Group’s management, notably on the basis of quotations and negotiations in progress with suppliers and comparative data. They cannot thus reflect the result of future negotiations. In addition, they cannot include the effects of items as may be subsequently decided by the Board and the general meetings of shareholders, whether in terms of share-based payment or remuneration of top management. As a result, these additional ordinary operating expenses, or “stand-alone costs”, cannot correspond to the expenses that would effectively have been incurred in 2003, 2004 and 2005 on the basis of market and operating conditions specific to each of these years.
      The income tax expenses and savings related to the pro forma restatements described above have been taken into account in each period to which they relate, at the tax rates applicable in each country concerned.
      By convention, the aggregate amount of these “stand-alone costs” for the three years was taken into account in the determination of the net pro forma debt at 1 January 2003. Net pro forma debt was then reduced, in each year, by the stand-alone costs recognized in recurring operating income so as to ensure that it converged with combined net debt at 31 December 2005.
      Operations carried out on the capital of various Arkema subsidiaries in 2006 for a total amount of € 532 million have not been taken into account in preparing the pro forma financial statements.

3.21.2	Accounting policies
      The pro forma financial statements for 2003 were prepared on the basis of the 2003 combined financial statements, which were prepared in accordance with French accounting standards applicable in 2003. They take into account the main IFRS restatements identified in the context of the transition to IFRS on 1 January 2004 and in the preparation of the first IFRS combined financial statements at 31 December 2004.
      The pro forma financial statements published for 2004 and 2005 are prepared on the basis of the combined financial statements for 2004 and 2005, which were prepared in accordance with the international accounting standards issued by the IASB (International Accounting Standards Board) that have been approved by the European Union.
      Preparation of pro-forma financial statements in accordance with the IFRS conceptual framework required Group management to make estimates and retain assumptions that can have an impact on the amounts recognized in assets and liabilities at the balance sheet date, and have corresponding impact on the income statement. Management made its estimates and determined its assumptions on the basis of past experience and taking into account different factors considered to be reasonable for the valuation of assets and liabilities. Use of different assumptions could have a material effect on these valuations.

      Methodology applied in first time application of IFRS at 1 January 2004 is set out in the paragraphs below. They also describe the optional methods retained by the Group:
      IFRS 1, which sets out the methodology for first time adoption of IFRS, authorizes a number of exceptions from the general principle of retrospective application of international standards. In this context, Arkema has retained the following options:

—	Business combinations which occurred before 1 January 2004 are not retrospectively restated;

—	Cumulative translation adjustments are set to nil with the double entry being booked to reserves; and

—	Recognition of actuarial gains and losses relating to employee benefits in the provision for pension and similar post employment benefit obligations at 1 January 2004 with the double entry being booked to reserves at that date.
      In terms of accounting policies, Arkema has retained the following options:

—	Valuation of intangible assets and property, plant and equipment on a historical cost basis as the Group did not elect for the option to restate them at fair value;

—	Recognition of actuarial gains and losses on employee commitments in accordance with the corridor method (see the “Pension and similar post employment benefit obligations” accounting policy);

—	Companies under joint control are accounted for under the equity method.
      In addition, Arkema decided to apply IAS 32 and IAS 39 relating to financial instruments as from 1 January 2005 and opted for early application of IFRIC 4 “Determining whether an arrangement contains a lease” as of 1 January 2004.
      If the applicable standards or interpretations do not specifically address a particular transaction, Group management uses its judgment to define and apply accounting policies which provide relevant and reliable financial reporting and will ensure that the treatment adopted is comprehensive, prudent, gives a fair view of the operational and financial impacts and reflects the economic substance of the transaction.
      The principal accounting policies applied by the Group are presented in the pro forma financial statements in Appendix D.1 to this prospectus.

3.21.3	Indicators used in management analysis
      The analysis set out below includes a year-on-year comparison of the performance of Arkema and its business segments in accordance with principles which are identical to those defined in the Group’s reporting for the purposes of managing and assessing the Group’s performance. Apart from sales, the main performance indicators used by Arkema are as follows:

•	Operating income: this includes all income and expenses other than the cost of debt, equity in income of affiliates and income taxes.

•	Other income and expenses: these correspond to a limited number of well-identified non-recurring items of income and expense of a particularly material nature that the Group presents separately in its income statement in order to facilitate understanding of its recurring operational performance. These items of income and expense are:

—	Impairment losses in respect of non-current assets,

—	Gains or losses on sale of assets,

—	Certain large restructuring and environmental expenses which would hamper interpretation of recurring operating income,

—	Certain expenses related to litigation and claims whose nature is not directly related to ordinary operations,

—	Costs related to the Spin-Off of Arkema’s Businesses.

•	Recurring operating income: this is calculated as the difference between operating income and other income and expenses as previously defined.

•	Recurring EBITDA: this corresponds to recurring operating income increased by depreciation and amortization.

•	Working capital: this corresponds to the difference between inventories, accounts receivables, prepaid expenses and other current assets and tax receivables on the one hand and accounts payable, other creditors and accrued liabilities and income tax liabilities on the other hand.

•	Capital employed: this is calculated by aggregating the net carrying amounts of intangible assets, property, plant and equipment, equity affiliate investments, other investments, other non-current assets (excluding deferred tax assets) and working capital.

•	Net debt: this is the difference between current and non-current debt and cash and cash equivalents.
      In analyzing changes in its results, particularly changes in sales, Arkema identifies the influence of the following effects (such analysis is unaudited):

•	Effect of changes in scope of business: Effects of changes in scope of business arise on acquisition or disposal of an entire business or on (first time) consolidation or deconsolidation of an entity. An increase or reduction in capacity is not analyzed as creating a change in the scope of business.

•	Effect of foreign currency movements: The effect of foreign currency movements is the mechanical impact of consolidation of accounts denominated in currencies other than the euro at different exchange rates. The effect of foreign currency movements is calculated by applying the foreign exchange rates of the prior period to the figures of the current period.

•	Effect of changes in prices: The impact of changes in average sales prices is estimated by comparing the average weighted unit net sales price of a range of related products in the current period with their average weighted unit net sales price in the prior period multiplied, in both cases, by the volumes sold in the current period.

•	Effect of changes in volumes: The impact of changes in volumes is estimated by comparing quantities delivered in the reference period with the quantities delivered in the preceding period multiplied, in both cases, by the average weighted unit net sales prices of the relevant preceding period.

3.21.4	Description of the main factors which affected sales and results in the period
      A number of main factors affected operating income over the years 2003, 2004 and 2005. These factors affected the performances achieved by the Group’s three business segments to differing degrees:

—	The rise in value of the euro compared to other currencies, particularly the US dollar, had a negative impact on sales and on operating income, mainly due to the sale in dollars of goods manufactured in the euro zone. These effects were more significant in 2004, as exchange rates of currencies which are significant for Arkema remained more or less the same in 2005 compared to 2004.

—	Increases in demand generated an increase in sales volumes in 2004 in most market segments. Volumes were however lower in 2005.

—	The majority of sales prices increased as a result of a policy aimed at passing on to customers the effect of increases in the costs of raw materials and energy. These increases were higher in 2005 than in 2004.

—	Certain businesses experienced very favourable developments in terms of supply and demand over the period (e.g., acrylics at the end of 2004 and in 2005) which had a material positive effect on Arkema ’s results.

—	The high level of prices of raw materials, particularly those of petrochemicals products, and energy had a negative impact on operating income.

—	Restructuring costs incurred in the context of productivity initiatives, of which the principal ones concern (i) the chlorochemicals business, (ii) the acrylic sheets business, (iii) the thiochemicals businesses in France and the United States, (iv) the reorganization of the Villers-Saint-Paul site and (v) the reorganization of the head office and the technical centre, had a material negative impact on operating income and cash flows.

—	Asset impairment, mainly recognized in 2004 and 2005, related to Vinyl Products for €349 million, Industrial Chemicals for €158 million, Performance Products for €128 million and Corporate for € 43 million, also had a material negative impact on operating income.

3.21.5 Analysis of Arkema’s income statement

3.21.5.1 Comparison of 2004 with 2003

			Change 04/ 03

				In millions
	31/12/03	31/12/04	In %	of euro

	(In millions of euro)
Sales	5,047	5,318	+5.4%	+271
Operating expenses	(4,419)	(4,670)	+5.7%	(251)
Research and development expenses	(191)	(183)	(4.2)%	+8
Selling and administrative expenses	(485)	(454)	(6.4)%	+31

Recurring operating income	(48)	11		+59

Other income and expenses	(275)	(605)		(330)

Operating income	(323)	(594)	(83.9)%	(271)
Equity in income of affiliates	2	7		+5
Cost of debt	(5)	(3)		+2
Income taxes	(52)	(36)		+16

Net income	(378)	(626)	(65.6)%	(248)
Of which minority interests	2	(8)		(10)

Net income — Group share	(380)	(618)	(62.6)%	(238)

Recurring EBITDA	249	301	+20.9%	+52

Sales
      Arkema’s sales increased by 5.4% from €5,047 million in 2003 to € 5,318 million in 2004. This increase is mainly due to growth in volumes (+5.5%) and higher prices (+3.8%), partly offset by the impact of foreign currency movements (-2.8%). Disposals of activities during 2003 and 2004 (brominated compounds business and certain resins activities) had a negative impact on sales (-1.1%).
      The increase in sales was greatest in the Vinyl Products (+12.1%) and Industrial Chemicals segments (+6.1%). Performance Products remained unchanged from year to year. As such, price and volume increases enabled the former two segments to offset the negative effects of foreign currency movements and changes in scope of business. However, for the Performance Products segment, increases in sales volumes were fully offset by negative movements in prices, foreign currencies and changes in the scope of business. The respective contribution of the different segments thus changed slightly in 2004, with Vinyl Products representing almost 26% of Arkema ’s sales (compared to 24% in 2003), Industrial Chemicals continuing to represent about 40% of total sales while the share of Performance Products decreased from 36% to 34%.

      Excluding the effect of foreign currency movements, the region in which sales progressed most in 2004 was Asia. In this region, sales expressed in US dollars, which is the main billing currency in the region, increased by about 23%. In 2004, China became the Group’s largest market in Asia as sales to that country were higher than those to Japan. In Europe, sales grew by more than 7% in 2004 while in North America, expressed in US dollars, they increased by 12%. When expressed in euros, the breakdown of sales by region was affected by foreign currency movements, with Europe’s share increasing to 60%, North America’s share declining to 23% and Asia’s share increasing slightly to 12%.

Recurring operating income
      Operating expenses increased by 5.7% from €4,419 million in 2003 to € 4,670 million in 2004. This increase is mainly related to the higher volumes produced in the year and to higher prices of raw materials and energy.
      Research and development expenses decreased by 4.2% to € 183 million, mainly because of foreign currency movements and disposals.
      Selling and administrative expenses decreased by 6.4% to € 454 million as a result of foreign currency movements, of disposals and of productivity initiatives undertaken in the Group’s businesses.
      Recurring operating income increased by €59 million from -€48 million in 2003 to € 11 million in 2004, as a result of increases in sales volumes and prices, partly offset by increases in raw materials and energy costs and an unfavourable effect of foreign currency movements.

Operating income
      Operating income moved from a loss of €323 million in 2003 to a loss of €594 million in 2004. This loss is directly related to an increase of € 330 million in net expenses included in “Other income and expenses” in 2004.
      In 2004, other income and expenses mainly included impairment losses in respect of goodwill and other non-current assets for an amount of €472 million, primarily on businesses in the Vinyl Products segment. They also included expenses related to pre-retirement programs in France (€63 million), restructuring of the acrylic sheets business (€14 million) and environmental liabilities arising mainly in France (€ 16 million).
      For 2003, other income and expenses mainly included provisions for litigation and claims (€179 million) which primarily related to provisions in respect of proceedings in progress in Europe and the United States pertaining to antitrust legislation. Restructuring and environmental costs (€91 million) mainly related to reorganizations in France (€76 million), including those resulting from the sale of the brominated compounds business (€20 million), the transfer of production of high content EVA technical polymers from the site at Mont to Balan (€19 million), the closure of the Brignoud site (€14 million) and pre-retirement plans (€ 23 million).

Equity in income of affiliates
      The increase in equity in income of affiliates from €2 million in 2003 to € 7 million in 2004 was directly related to the performance of the Qatar Vinyl Company (QVC) which benefited, in particular, from improvements in chlorochemicals’ market conditions.

Cost of debt
      The cost of debt decreased by € 2 million between 2003 and 2004.

Income taxes
      Income taxes amounted to €36 million in 2004 compared to €52 million in 2003. This decrease of € 16 million is explained by:

—	An increase in current tax expense of 14 million in 2004 resulting from the improvement in ordinary operations. Current taxes for 2004 amount to €57 million compared to € 43 million in 2003,

—	A €30 million change in deferred taxes mainly generated by asset impairment in the United States in 2004. Deferred tax income was €21 million in 2004 compared to a deferred tax expense of € 9 million in 2003

Net income — Group share
      In 2004, Arkema made losses of €618 million. These losses are €238 million greater than the losses of € 380 million incurred in 2003. This change is directly related to a significant increase in net expenses recognized in “Other income and expenses”, partly offset by an improvement in recurring operating income.
     3.21.5.2     Comparison of 2005 with 2004

			Change 05/ 04

				In millions
	31/12/04	31/12/05	In %	of euro

	(In millions of euro)
Sales	5,318	5,710	+7.4%	+392
Operating expenses	(4,670)	(4,932)	+5.6%	(262)
Research and development expenses	(183)	(188)	+2.7%	(5)
Selling and administrative expenses	(454)	(462)	+1.8%	(8)

Recurring operating income	11	128	X 11.6	+117

Other income and expenses	(605)	(514)		+91

Operating income	(594)	(386)	+35%	+208

Equity in income of affiliates	7	7		0
Cost of debt	(3)	(8)		(5)
Income taxes	(36)	(41)		(5)

Net income	(626)	(428)	+31.6%	+198

Of which minority interests	(8)	(1)		+7

Net income Group share	(618)	(427)	+30.9%	+191

Recurring EBITDA	301	355	17.9%	+54

Sales
      Arkema’s sales increased by 7.4% in 2005, up from €5,318 million in 2004 to € 5,710 million in 2005. This increase in sales was due to a significant increase in prices (+8.9%) which was partly offset by a decrease in volumes (-1.5%). The effect of changes in the scope of business (-0.2%) and the effect of foreign currency movements (+0.2%) cancelled each other out.

      The decrease in volumes was primarily in the Vinyl Products segment because of lower demand in the PVC market in 2005 and difficulties encountered at the production sites. Volumes remained broadly stable on average in the two other segments.
      Price increases were made in all three segments. Favourable developments in terms of supply and demand on certain product lines in the Industrial Chemicals segment, particularly in acrylics, enabled significant price increases to be made.
      The increase in sales was higher in the Industrial Chemicals (+12.3%) and Performance Products (+5.9%) segments, whereas sales only rose by a small extent in the Vinyl Products segment (+1.5%). The respective contribution of the different segments thus changed slightly in 2005: The Vinyl Products’ share of total sales decreased from 26% to 24%, the Industrial Chemicals’ share increased from 40% to 42% and the Performance Products’ share remained stable at 34%.
      The region in which sales progressed most in 2005 was North America, with an increase in sales of 17% expressed in euros. This increase mainly resulted from price increases and, to a lesser extent, to the start-up of the new thiochemicals unit at Beaumont (United States). In Asia, sales grew by nearly 10%, supported by a growth of more than 20% in both China and India. In Europe, sales increased by 3%, principally because of stability in the Vinyl Products segment. The breakdown of sales by region, expressed in euros, slightly changed in 2005: Europe now represents 57% of the total, North America represents 25% and Asia represents 13%.

Recurring operating income
      Operating expenses increased by 5.6% from €4,670 million in 2004 to €4,932 million in 2005. This increase mainly related to higher prices of raw materials and energy, to one-off expenses related to the start-up of production units and to allowances to provisions.
      Research and development expenses, which amounted to € 188 million, increased by 2.7% in the year, partly because of developments in respect of research pilots for nanotechnology in Mont.
      Selling and administrative expenses increased by 1.8% to € 462 million, notably as a result of study expenses related to new projects. However, productivity improvements in the year enabled to neutralize the effect of inflation on costs.
      Recurring operating income increased by €117 million from €11 million in 2004 to €128 million in 2005 as a result of (i) an increase in sales prices which more than compensated the increase in raw materials and energy prices, (ii) a reduction in depreciation and amortization of € 63 million mainly as a result of asset impairment recognized in 2004 and (iii) the first benefits of productivity plans put in place.

Operating income
      Operating income improved by €208 million from a loss of €594 million in 2004 to a loss of €386 million in 2005. This improvement results from an increase in recurring operating income of €117 million and a decrease of € 91 million in net expenses included in “Other income and expenses”.
      Other income and expenses in 2005 mainly included impairment losses in respect of goodwill and other non-current assets for an amount of €206 million relating to all three business segments, expenses related to the consolidation of the chlorochemicals business in France (€128 million), expenses related to a partial restructuring of the thiochemicals business in the USA (€18 million) and expenses related to environmental liabilities, mainly in France (€63 million, of which €36 million relate to the Saint-Auban site and € 20 million relate to organic peroxides).
      For 2004, other income and expenses mainly included impairment losses in respect of goodwill and other non-current assets for an amount of €472 million, primarily on businesses in the Vinyl Products segment. They also included expenses related to pre-retirement programs in France (€63 million), restructuring of the acrylic sheets business (€14 million) and environmental liabilities mainly arising in France (€ 16 million).

Equity in income of affiliates
      Equity in income of affiliates remained stable at € 7 million in 2005 compared to 2004.

Cost of debt
      The cost of debt increased by € 5 million between 2004 and 2005.

Income taxes
      Income taxes amounted to €41 million in 2005 compared to €36 million in 2004. This increase of € 5 million is explained by:

—	An increase in current tax expenses of €12 million in 2005 resulting from the improvement in ordinary operations. Current taxes for 2005 amount to €69 million compared to € 57 million in 2004,

—	A €7 million change in deferred taxes mainly generated by additional asset impairment in the United States in 2005. Deferred tax income (negative expense) was €28 million in 2005 compared to € 21 million in 2004.

Net income — Group share
      In 2005, Arkema incurred losses for €427 million. These losses are € 191 million lower than those incurred in the previous year. This mainly results from the improvement in the level of operating income.

3.21.6 Analysis of results by segment

3.21.6.1 Vinyl Products segment

Comparison of 2004 with 2003

			Change 04/ 03
	31/12/2003	31/12/2004	In millions of euro

	(In millions of euro)
Sales	1,219	1,367	148
Recurring operating income	(59)	(16)	43
Other income and expenses	(7)	(299)	(292)
Operating income	(66)	(315)	(249)
Recurring EBITDA	1	44	43
      Segment sales increased by 12.1% from €1,219 million in 2003 to € 1,367 million in 2004. This increase resulted from a strong increase in both prices and volumes. The impact of foreign currency movements and changes in the scope of business were minimal.
      The increases in volumes were mainly a result of strong demand for PVC, whether through direct sales or via downstream businesses (compounds and pipes). This demand was notably driven by an upturn in the building sector in Europe in 2004 compared to a slow year in 2003.
      PVC prices increased steadily throughout the year. Average annual prices of caustic soda decreased in spite of a strong increase in the second half of the year which was related to favourable developments in terms of supply and demand.
      Recurring operating income improved from -€59 million in 2003 to -€ 16 million in 2004. This improvement resulted from increases in sales prices and volumes which more than compensated for increased raw materials and energy costs. In 2004, increases in certain expenses, particularly taxes other than income taxes and ordinary provisions (environmental costs, restructuring, etc.) were partly offset by an improvement in operating expenses, particularly in the logistics chain.

      Operating income amounted to -€315 million in 2004 compared to -€66 million in 2003, because of €300 million of impairment on assets recognized in the year. In 2003, other income and expenses comprised € 7 million in provisions and expenses related to restructuring.

Comparison of 2005 with 2004

			Change 05/ 04
	31/12/2004	31/12/2005	In millions of euro

	(In millions of euro)
Sales	1,367	1,387	+20
Recurring operating income	(16)	8	+24
Other income and expenses	(299)	(218)	+81
Operating income	(315)	(210)	+105
Recurring EBITDA	44	20	(24)
      Segment sales slightly increased from €1,367 million in 2004 to € 1,387 million en 2005, the price increase having been offset by a decrease in volumes.
      The decrease in volumes mainly results from two factors:

—	Firstly, the weakness of the PVC market in Western Europe. After very strong demand in the second half of 2004, demand for PVC experienced a downturn in the first half of 2005, with an average decrease of about 3% for 2005 as a whole.

—	Secondly, interruptions and other problems in production plants. These production problems were caused by both external (Marseille harbour, ethylene supplies) and internal (technical incidents and work stoppages by employees following the consolidation plan announced in January) factors.
      The Profiles activity, on the other hand, increased its sales volumes due to its continuing development in Southern Europe.
      Increases in energy and raw materials costs contributed to supporting the level of sales prices. The most significant increase compared to 2004 was on caustic soda, whose prices throughout 2005 remained well above the average level in the preceding year. After regular increases in 2004, PVC prices decreased steadily in the first half of 2005 before increasing as a result of increases in energy and ethylene costs. By the end of the year they had returned to a level close to that at the start of the year.
      Recurring operating income improved from -€16 million in 2004 to € 8 million in 2005. This was mainly due to the reduced level of depreciation which resulted from asset impairment recognized in 2004, as the increases in sales prices were not sufficient in themselves to offset the effect of the increase in energy and raw materials prices and the decrease in volumes.
      Operating income amounted to -€210 million in 2005 compared to -€315 million in 2004. Asset impairment of €49 million was recognized in 2005 in addition to the €300 million already recognized in 2004. Other income and expenses also include a provision of €128 million related to the restructuring of the chlorochemicals business in France and a provision of € 36 million related to environmental liabilities in respect of the Saint-Auban site.

3.21.6.2 Industrial Chemicals segment

Comparison of 2004 with 2003

	31/12/2003	31/12/2004	Change

	(In millions of euro)
Sales	2,020	2,143	123
Recurring operating income	72	106	34
Other income and expenses	(42)	(47)	(5)
Operating income	30	59	29
Recurring EBITDA	191	220	29
      Segment sales increased by 6.1% from €2,020 million in 2003 to €2,143 million in 2004. The negative impact of foreign currency movements was more than offset by a strong rise in prices and, to a lesser extent, volumes. The disposal of the brominated compounds business in 2003 had a negative impact of € 18 million on sales in 2004.
      After a decrease in 2003, the PMMA business achieved strong growth in volumes in all product groups and geographical regions. In Asia, the start-up of additional production capacity in the Korean factory in mid-2004 contributed to the development of sales in the region. In addition, increases in volumes were driven by market growth, particularly for hydrogen peroxide, thiochemicals derivatives, fluorinated products for refrigeration, hydrazine hydrate derivatives and oxygenated solvents. Year-on-year volumes were however adversely affected by the definitive closure, in March 2004, of the acrolein unit in Pierre-Bénite (France).
      For the segment as a whole, prices increased strongly all throughout 2004, following the increase in raw materials and energy costs. However, such price increases varied between the different businesses. They were particularly high in the acrylics business due to more favourable developments in terms of supply and demand. The PMMA and thiochemicals businesses encountered considerable difficulties in passing on cost increases to their customers.
      Recurring operating income increased from €72 million in 2003 to € 106 million in 2004. This improvement is primarily related to increased volumes as price increases were more than offset by the increases in raw materials and energy costs and unfavourable exchange rates.
      Operating income amounted to €59 million in 2004 compared to €30 million in 2003. Other income and expenses in 2003 were mainly related to the disposal of the brominated compounds business (€20 million) and to the first part of the European restructuring of the acrylic sheets business (€8 million). In 2004, other income and expenses relate to impairment of non-current assets and goodwill of €24 million, the second part of the European restructuring of the acrylic sheets business (€14 million) and a claim related to the closure of a fluorinated derivative production unit (€ 8 million).

Comparison of 2005 with 2004

	31/12/2004	31/12/2005	Change

	(In millions of euro)
Sales	2,143	2,406	263
Recurring operating income	106	204	98
Other income and expenses	(47)	(152)	(105)
Operating income	59	52	(7)
Recurring EBITDA	220	316	96
      Segment sales grew strongly, by 12.3%, from €2,143 million in 2004 to € 2,406 million in 2005, mainly as a result of price increases made in the year.
      On an overall basis volumes sold remained stable compared to 2004; however, these changes varied among the different businesses. As regards PMMA, sales decreased in volume terms except in Asian markets where Arkema continued to grow. This decrease was the result of a commercial strategy whose objective was to favour restoring margin levels after a strong level of sales had been achieved in 2004. In the fluorochemicals business, the overall decrease in volumes is the consequence of regulations reducing the use of HCFCs. Substitute products, for their part, continued to grow even if such growth was not as strong as it had been in 2004. These various decreases were substantially offset by increases in other product lines, notably in (i) thiochemicals — following the start-up of a new MMP unit in Beaumont (United States), (ii) hydrogen peroxide, for which demand progressed well, and (iii) acrylics. The September 2005 hurricanes in the United States had a negative impact, mainly on the thiochemicals activity whose site at Beaumont had to be closed for about a month.
      Price increases were made in all businesses in the segment, driven by marked increases in costs of raw materials and energy. In the fluorochemicals and acrylics businesses, favourable market conditions enabled sales prices to be increased at considerably higher rates.
      Recurring operating income increased from €106 million in 2004 to € 204 million en 2005. This improvement primarily resulted from sales price increases which were higher than increases in costs of raw materials and energy.
      Operating income decreased slightly to €52 million after taking account of a €105 million increase in net expenses recorded in “Other income and expenses”. In 2004, other income and expenses related to impairment of non-current assets and goodwill for an amount of €24 million, the second part of the European restructuring of the acrylic sheets business (€14 million) and a claim related to the closing of a fluorinated derivatives production unit (€8 million). In 2005, other income and expenses related to impairment of non-current assets and goodwill (€134 million) and the restructuring of American thiochemicals activities at Riverview (€ 18 million).

3.21.6.3 Performance Products segment

Comparison of 2004 with 2003

	31/12/2003	31/12/2004	Change

	(In millions of euro)
Sales	1,802	1,800	(2)
Recurring operating income	27	(4)	(31)
Other income and expenses	(9)	(102)	(93)
Operating income	18	(106)	(124)
Recurring EBITDA	132	99	(33)
      Segment sales changed very little during the year, from €1,802 million in 2003 to € 1,800 million in 2004. Strong increases were achieved in volumes; however, these were offset by unfavourable foreign currency movements, negative changes in scope of business related to various disposals (resins businesses in Brazil, phenolic resins, bentonites et vaselines businesses in Europe) and a slightly negative impact of changes in sales prices.
      Most of the strong growth in volumes came from the technical polymers and additives businesses. In the technical polymers business, strong demand supported all product lines, particularly the polyamides. In the additives business, and particularly PVC additives, volumes were supported by the strong performance of the building sector worldwide in 2004 and by very high growth in China.
      The price increases, made to pass on increased raw materials costs, were cancelled out by an adverse effect of foreign currency movements, which notably affected export sales made from the euro zone. Certain businesses, in particular organic peroxides, were subject to considerable price pressures as a result of intense competition.
      Recurring operating income decreased from €27 million in 2003 to -€ 4 million in 2004. Growth in volumes and productivity efforts made were not sufficient to compensate for increased raw materials and energy costs and the unfavourable impact of movements in foreign currency rates.

      Operating income after other income and expenses was -€106 million in 2004 because of impairment of non-current assets and goodwill of € 105 million in the year.

Comparison of 2005 with 2004

	31/12/2004	31/12/2005	Change

	(In millions of euro)
Sales	1,800	1,907	107
Recurring operating income	(4)	19	23
Other income and expenses	(102)	(56)	46
Operating income	(106)	(37)	69
Recurring EBITDA	99	109	10
      Segment sales increased by 5.9% from €1,800 million in 2004 to €1,907 million in 2005. Price increase accounted for the major part of this growth, whereas the positive effects of volume increases and foreign currency movements were partly offset by a 0,7% (€ 12 million) adverse effect of changes in the scope of business.
      In general, growth in the markets of the different segment’s businesses slowed down in 2005. This is particularly true as regards the polyamides, notably in brake systems applications which grew strongly in 2004, additives and peroxides for which the PVC and automobile markets were less favourable and specialty chemicals which declined in several areas, particularly in surfactants. Strong growth was however recorded in technical polymers in sports shoe applications, in Asia in the entire additives business and in agrochemicals niches.
      Price increases were supported by strong increases in raw materials and energy costs. They were particularly significant in the PVC additives business and in technical polymers (polyamides and functional polyolefins). They were harder to implement in specialty chemicals and the agrochemicals business. In the case of organic peroxides, the increases did not suffice to bring prices back to 2003 levels because of very severe competition.
      Recurring operating income increased from -€4 million in 2004 to € 19 million in 2005 as a result of price increases being higher than increases in raw materials and energy costs.
      Operating income after other income and expenses amounted to -€37 million in 2005 compared to -€106 million in 2004. In 2004, other income and expenses mainly included impairment of non-current assets and goodwill for an amount of €105 million. In 2005, other income and expenses amounted to -€56 million and included provisions for environmental liabilities related to organic peroxides sites for €20 million, impairment for €23 million and restructuring of services at the Villers St-Paul site for € 12 million.

3.21.7 Analysis of Arkema’s balance sheet

3.21.7.1 Comparison of 2004 with 2003

			Change 2004/2003

				In millions
	31/12/2003	31/12/2004	In %	of euro

	(In millions of euro)
Non-current assets*	2,265	1,766	(22)%	(499)
Working capital	1,065	1,163	+9%	+98
Capital employed	3,330	2,929	(12)%	(401)
Provisions	941	940	0%	(1)

*	excluding deferred taxes

     Arkema’s capital employed decreased by €401 million from €3,330 million in 2003 to €2,929 million in 2004. This decrease is mainly due to a reduction in non-current assets for €499 million, as working capital increased by € 98 million.
      The decrease in non-current assets mainly results from the recognition of €472 million of impairment. The impact of foreign currency movements (-€ 68 million) was offset by the increase in working capital and a level of investment which was slightly higher than the level of depreciation and amortization, mainly because of expenditure on the thiochemicals project at Beaumont (United States).
      Working capital increased by €98 million despite a decrease of €22 million related to movements in foreign exchange rates. The accounting treatment of certain transactions carried out prior to the spin-offs had an impact on the amount of working capital (externalization of supplementary pensions in France and closed industrial sites in the United States). Adjusted for these effects, working capital amounted to €1,139 million in 2004 and € 1,101 million in 2003.
      The amount of provisions remained stable at €940 million in 2004, notably because of movements in foreign exchange rates. Allowances to provisions amounted to €221 million and releases amounted to €208 million. At 31 December 2004, provisions comprised pensions and similar obligations (€311 million), litigation and claims (€219 million), environmental protection (€155 million), restructuring (€98 million) and other items (€ 157 million).
      The breakdown of capital employed by segment changed considerably, as impairment was mainly recorded on assets of the Vinyl Products segment. This segment’s share of capital employed fell from 22% to 17%, that of Industrial Chemicals increased from 39% to 43%, while the share of Performance Products increased from 36% to 37%.

3.21.7.2 Comparison of 2005 to 2004

			Change 2005/2004

				In millions
	31/12/2004	31/12/2005	In %	of euro

	(In millions of euro)
Non-current assets*	1,766	1,718	(3)%	(48)
Working capital	1,163	1,348	16%	185
Capital employed	2,929	3,068	5%	139
Provisions	940	1,086	16%	146

*	excluding deferred taxes
     Arkema’s capital employed increased by €139 million from €2,929 million in 2004 to €3,068 million in 2005. This increase is mainly due to an increase in working capital of €185 million, as non-current assets decreased by € 48 million.
      The decrease in non-current assets mainly resulted from the recognition of impairment. The decrease was partly offset by a € 105 million effect of foreign currency movements and investments whose amount was greater than the amounts of depreciation and amortization.
      Working capital increased by €185 million, of which €23 million were due to movements in foreign exchange rates. The accounting treatment of certain transactions carried out prior to the spin-offs had an impact on the amount of working capital (externalization of supplementary pensions in France and closed industrial sites in the United States and in France). Adjusted for these effects, working capital amounted to €1,268 million in 2005 and € 1,139 million in 2004.
      The amount of provisions increased by €146 million, mainly as a result of a foreign currency effect of €29 million and allowances to provisions which were higher than releases of such provisions (€385 million of allowances for € 266 million of releases). The main allowances concerned restructuring plans and provisions for environmental contingencies. At 31 December 2005, provisions comprised pensions and similar obligations

(€302 million), litigation and claims (€235 million), environmental protection (€241 million), restructuring (€130 million) and other (€ 178 million). Approximately 50% of these provisions, including provisions for litigation and claims, for restructuring and for pre-retirement plans, can be considered to be equivalent to debt.
      The breakdown of capital employed by segment changed little: 17% for the Vinyl Products segment, 43% for the Industrial Chemicals segment and 39% for the Performance Products segment.

3.21.8 Cash flow analysis

3.21.8.1 Comparison of 2004 with 2003

	31/12/2003	31/12/2004

	(In millions of euro)
Operating cash flow before cost of debt	156	109
Cost of debt	(5)	(3)
Change in working capital	(44)	(120)
Cash flow from operating activities	107	(14)
Cash flow from investing activities	(254)	(287)
Cash flow from financing activities	(10)	248
Change in cash and cash equivalents	(57)	(53)

Cash flow from operating activities
      Net resources generated by operations decreased by €121 million, from €107 million in 2003 to -€14 million in 2004. The increase in operating cash flows generated by the increases in volumes sold in 2004 was more than offset by the increase in ordinary and non recurring expenses with a cash impact (payments related to proceedings in progress in Europe and the United States in respect of anti-trust legislation and restructuring expenses which amount to €53 million in 2003 and € 164 million in 2004) and the increase in the change in working capital.

Cash flow from investing activities
      Cash flow from investing activities increased by €33 million from €254 million in 2003 to €287 million in 2004. Investments in property, plant and equipment and intangible assets related to operations remained stable (€296 million in 2003 and € 300 million in 2004). By segment, the breakdown of investments changed little from one year to the other: Vinyl Products 21%, Industrial Chemicals 44%, Performance Products 34%, and Corporate 1%.

Cash flow from financing activities
      Cash flow from financing moved from -€10 million in 2003 to +€248 million in 2004 as a result of an increase in net short-term debt of €257 million as Arkema financed its activities by means of short-term credit lines from Total .

3.21.8.2 Comparison of 2005 with 2004

	31/12/2004	31/12/2005

	(In millions of euro)
Operating cash flow before cost of debt	109	109
Cost of debt	(3)	(8)
Change in working capital	(120)	(162)
Cash flow from operating activities	(14)	(61)
Cash flow from investing activities	(287)	(266)
Cash flow from financing activities	248	307
Change in cash and cash equivalents	(53)	(20)

Cash flow from operating activities
      Net resources generated by operations remained negative, moving from -€14 million in 2004 to -€61 million in 2005. The increase in operating cash flows generated by increases in the sale prices and the improvement in the recurring operating income was more than offset by the increase in ordinary and exceptional expenses with a cash impact (payments related to restructuring expenses and to operations related to the Spin-Off of Arkema’s Businesses which amount to € 230 million in 2005). The increase in the change in working capital is related to the increased level of business but also to operations related to the spin-off (see section 3.21.7.2 of this prospectus).

Cash flow from investing activities
      Cash flow from investing activities decreased by €21 million from €287 million in 2004 to €266 million in 2005. Investments in property, plant and equipment and intangible assets related to operations increased by €33 million to € 333 million. By segment, the breakdown of investments changed little from one year to the other and was on average: Vinyl Products 18%, Industrial Chemicals 44%, Performance Products 35% and Corporate 3%.

Cash flow from financing activities
      Cash flow from financing increased by €59 million to +€307 million following an increase in net short-term debt as Arkema financed its activities by means of short-term facilities from Total .

3.21.9 Off-balance sheet commitments
      Off-balance sheet commitments are set out in note 19 to the pro forma financial statements included in Appendix D.1 to this prospectus.

3.21.10 Impact of seasonality
      Arkema ’s standard pattern of business shows seasonality effects. Various characteristics contribute to these effects:

•	Demand for products manufactured by Arkema is generally weaker in the summer months (July-August) and in December, notably as a result of the slowdown in industrial activity during these months, particularly in France and in Southern Europe;

•	In certain Arkema’s Businesses, particularly those serving the agriculture and refrigeration markets, the level of sales is generally higher in the first half of the year than in the second half.

•	Annual maintenance shutdowns of Arkema production plants occur more often in the second half of the year than in the first half.
      These seasonality effects observed in the past are not necessarily representative of future trends, but they can however significantly influence variations in results between the different periods of the year.

3.22 Cash and shareholders’ equity

3.22.1 Shareholders’ equity and debt
      The position of the Group’s debt and shareholders’ equity as of 31 December 2005 and 31 January 2006 (estimated), determined on the basis of pro forma financial information prepared under IFRS, is the following:

	Actual	Estimated
	31 December	31 January
	2005	2006

	(In millions of euro)
SHAREHOLDERS’ EQUITY AND DEBT
Total current debt	575	542
covered by guarantees	—	—
covered by collateral securities	—	—
not covered by guarantees or collateral securities	575	542
Total non-current debt (excluding current portion of long-term debt)	59	58
covered by guarantees	—	—
covered by collateral securities	—	—
not covered by guarantees or collateral securities	59	58
Shareholders’ equity — Group share	1,449	1,449
Share capital(1)	0	0
Legal reserve	—	—
Other reserves	1,449	1,449
ANALYSIS OF NET DEBT
A.Cash	67	66
B.Cash equivalents	—	—
C.Investment securities	—	—
D.Liquid assets(A) + (B) + (C)	67	66
E.Short-term financial liabilities	—	—
F.Bank debt	77	37
G.Portion of medium- and long-term debt due within one year	11	10
H.Other short-term financial liabilities(2)	487	495
I.Current short-term financial liabilities(F) + (G) + (H)	575	542
J.Net short-term debt(I) - (E) - (D)	508	476
K.Bank loans due in more than one year	25	24
L.Issued bonds	—	—
M.Other borrowings due in more than one year	34	34
N.Net medium- and long-term debt(K) + (L) + (M)	59	58
O.Net debt(J) + (N)	567	534

(1)	At 31 December 2005 and 31 January 2006, Arkema S.A. share capital amounts to €40,000. At the Completion Date, Arkema S.A.’s share capital will be established at € 606,710,310, subject to the adjustments described in sections 2.3.2.3.1 and 2.4.2.3.1 of this prospectus.

(2)	At 31 December 2005 and 31 January 2006, the items included in other short-term financial liabilities consisted of net short-term advances from Total to Arkema .
     As of the Completion Date, shareholders’ equity excluding net income will have increased by €532 million, i.e. by the cumulative amount of the capital increases subscribed by Total for Arkema France and

Mimosa and of part of the capital increase for Arkema Finance France. These capital increases will reduce the Group’s current net debt by € 532 million.
      No other significant event affecting shareholders’ equity excluding net income has occurred since 31 January 2006.
      Conversely, the seasonal increase in working capital requirements and the expenses associated with provisions recorded in the accounts at the end of December 2005 will have a negative impact on debt.

3.22.2 Description of Group cash flows
      The Group’s cash flows for the past three years are described in section 3.21.8 of this prospectus.

3.22.3 Borrowing terms and conditions and financing structure of the Group
      On 31 March 2006, Arkema S.A. and Arkema France (the Borrowers) on the one hand, ABN Amro Bank N.V., BNP Paribas, Calyon and Citibank International acting in their capacity as mandated lead arrangers (the Banks), on the other hand, signed a renewable multi-currency facility for a maximum amount of €1,100,000,000 (the Facility).
      The purpose of the Facility is to finance, in the form of drawings and bank guarantees, the Group’s general corporate purposes for a period of five years with an option for an additional period of one or two years.
      Other Group companies will have the possibility to become borrowers under the Facility, in the same capacity as Arkema S.A. and Arkema France.
      The Facility will bear interest at a variable rate equal to Euribor (or, depending on the currency used, Libor) applicable to the relevant interest period (1 or 2 weeks or 1, 2, 3 or 6 months, at the option of the relevant Borrower), plus a margin of 22.5 basis points per year.
      A syndication of the Facility will be launched after the signature of the Facility. The cost of the Facility may rise, if this should prove to be necessary for the success of the syndication and in case of events affecting capital markets (Market Flex clause).
      The Facility provides for prepayment in certain cases, including a change of control over Arkema S.A. (defined as any person, acting alone or in concert, holding, directly or indirectly, more than one-third of the voting rights of Arkema S.A.); should this clause be triggered by a lender, it could lead to prepayment and cancellation of the commitments of such lender.
      The Facility will contain representations to be made by each Borrower relating, among other things, to the accounts, litigation, or the absence of events of default. Some such representations will have to be reiterated at the time of each utilization request, in particular, the representation pertaining to the continued validity and enforceability against the guarantors of the guarantees granted by Total S.A. and certain entities of Total as described in section 3.12.3 of this prospectus.
      The Facility will also contain the standard undertakings for this type of agreement, including:

(i) information undertakings (mainly accounting and financial information);

(ii) undertakings relating, among other things, to certain restrictions in connection with (but not limited to) the granting of securities (sûretés réelles), the completion of merger or restructuring transactions, the sale or purchase of assets and the Group’s indebtness. Depending on the case, such restrictions will not apply to ordinary operations or to transactions involving amounts below certain thresholds;

(iii) a financial undertaking: Arkema S.A. undertakes to maintain a ratio of consolidated net debt to consolidated recurring EBITDA (tested twice a year) of less than 3.
      The Facility will also stipulate the standard events of default for this type of transaction, which could lead to an acceleration of the Facility, including (but not limited to) the following: failure to provide one of the representations or misrepresentation (initial representations or reiterated representations during the life of the Facility); payment default; failure to meet any of the aforesaid undertakings; cross-default and the advent of insolvency proceedings. In some cases, the acceleration of the Facility may be subordinated to exceeding certain authorized thresholds, to materiality testing (such as the material adverse effect on the legal, business, financial or other situation of the Group taken as a whole), or the expiration of grace periods.
      Lastly, Arkema S.A. shall on a joint and several basis guarantee to the Banks the obligations of the other Borrowers under the terms of the Facility. The Facility shall not be subject to any other personal guarantee or security.

3.22.4	Information on restrictions on the use of equity that has significantly influenced or may significantly influence, directly or indirectly, the Group’s business
      Subject to the stipulations of the syndicated facility described above, there are no restrictions on the use of equity that may significantly influence, either directly or indirectly, Arkema ’s business.

3.22.5 Anticipated sources of financing for future investments
      Given the Group’s current cash position and the syndicated facility agreement described in section 3.22.3 above, the Group believes that it is in a position to finance its future investments, in particular those described in sections 3.4.5.2, 3.4.5.3 and 3.10.1 of this prospectus.

3.22.6 Declaration pertaining to net working capital
      The Company declares that, from its perspective, the Group’s net working capital, defined as the capacity to obtain cash and other sources of liquidity, is adequate to meet its obligations over the next twelve months, as from the date of approval of this prospectus.
3.23 Dividend policy
      The results of the Group in 2005 do not allow the distribution of a dividend for this financial year. The future dividend policy will be determined based on the improvement in the results of the Group.

3.24	Fees paid to statutory auditors

	KPMG
	Amount

	2004	2005

	(In millions
	of euro)
Audit fees
Auditing (commissariat aux comptes), certification, review of parent company and consolidated financial statements	2.8	5.5	(1)
Audit-related services	0.2	0.1
Subtotal	3.0	5.6
Other services	0.4	0.1
Total	3.4	5.7

(1)	Including all due diligence work carried out for purposes of this transaction.

3.25	Information provided by third parties, statements by experts and declarations of interest
      None.
3.26 Documents on display
      All corporate documents of Arkema S.A. that are required to be made available to shareholders may be consulted at the Company’s registered offices. In particular, the following may be consulted:

a) Memorandum and Articles of Association of the Company;

b) All reports, correspondence and other documents, historical financial information and any valuations and statements drawn up by an expert at the Company’s request, which are referred to in this prospectus or a part of which is included herein;

c) Historical financial information for Arkema S.A. and its subsidiaries for each of the two financial years prior to publication of this prospectus.
3.27 Information on equity interests
      A table showing equity interests as of the date of this prospectus is provided in Appendix F of this prospectus.

CHAPTER 4 — RISK FACTORS
      The Group carries out its business activities in a rapidly changing environment, which creates risks for the Group, many of which are beyond its control. The risks and uncertainties described below are not the only ones which the Group faces or will face in the future. Other risks and uncertainties of which the Group is currently unaware or that it deems not to be significant as of the date of this prospectus could also adversely affect its business activities, financial condition, results or future prospects.
4.1 Regulations
      In many countries, the chemicals industry is subject and will remain subject to specific regulations that generate risks for the Group, in particular in the areas of safety, health and the environment.
      For information on some of these regulations and an analysis of risks relating thereto, please refer to sections 3.6 and 4.4 of this prospectus.
4.2 Dependence Factors

4.2.1 Dependence on suppliers
      In general, the Group does not depend on a single supplier for the majority of its raw material supplies. However, for certain raw materials that are essential to its business, the Group is dependent on a limited number of suppliers for a significant part of such supplies; failure to perform by any such supplier or a significant increase in prices charged by any one such supplier could have a material adverse effect on the Group’s business, financial condition, results or future prospects.
      In addition, some of the Group’s operational units in France (in the chlorochemicals, acrylic acids, oxo-alcohols and functional polyolefins sectors) were built downstream of steam crackers belonging to Total Petrochemicals France (TPF), a subsidiary of Total. The level of physical integration of these units with TPF’s production capacities is high and the raw materials delivered by Total are essential for the operation of the Group’s factories in France. As a result of the present transaction, long-term supply agreements have been concluded between certain entities of Total and of Arkema so as to secure these sources of supply. A description of these agreements is provided in section 3.12.1 of this prospectus.
      Furthermore, the Group has entered into long-term agreements containing minimum supply commitments with a number of its raw materials suppliers. In the event of failure to fulfil these contractual commitments or if the Group should terminate these agreements before the end of their term, the relevant suppliers could file claims for compensation or for payment of penalties, which could adversely affect the Group’s results and financial condition.
      Lastly, if one of the agreements described in sections 3.12.1 and 3.12.2 or one of the other important agreements described in section 3.9 of this prospectus were not renewed at the end of their term or were renewed under less favourable conditions than the conditions initially agreed upon, the Group’s business, financial condition, results and future prospects could be adversely affected in a material way.

4.2.2 Dependence on certain customers
      The Group has entered into agreements with certain customers that generate significant financial income (see, for example, the description of the agreement with Novus in section 3.9.3 of this prospectus). The Group also supplies significant quantities of acrylic derivatives to various Total companies, Acrylics BU deriving substantial sales from these customers. However, at the Group’s level, those sale represented less than 2% of the pro forma sales for 2005. The Group’s business, financial condition, results and future prospects would be adversely affected in a material way if these agreements were to be terminated, were not renewed at the end of their term, or were renewed under less favourable conditions than the conditions initially agreed upon, or if the supply of acrylic products to the relevant Total companies were interrupted.

4.2.3 Dependence on certain technologies
      In its business activities the Group uses a number of technologies under license from third parties. If, for any reason, the Group were no longer able to use these technologies, this could produce an adverse effect on its business, financial condition, results and future prospects.
4.3 Risks relating to the Group’s business activities

The prices of certain raw materials and energy resources used by the Group are very volatile and fluctuations in such prices lead to significant fluctuations in the costs of the Group’s products.
      The Group uses large quantities of raw materials and energy resources in the manufacturing processes of its products.
      A significant part of raw materials costs, energy costs and transport costs is directly or indirectly related to the price of crude oil. Consequently, the Group’s exposure to oil price volatility is high.
      Moreover, the Group’s businesses use large quantities of gas and liquid fuels, making it highly exposed to volatility in prices for these energy sources.
      Crude oil and gas prices have risen significantly over the past several years. If the Group were unable to pass on the additional costs of these energy sources to its customers by increasing the price of its products, this could have a material adverse effect on the Group’s financial condition and results.
      The Group is also exposed to fluctuations in the prices of other raw materials not related to oil such as tin, copper, aluminium, soybean oil and castor oil.
      The Group attempts to secure its sources of supply for these raw materials and its energy sources and to reduce the cost thereof by diversifying its sources of supply.
      To limit the impact of volatility in the prices of its main raw materials and energy sources, the Group may also use derivatives, such as futures, forwards, swaps and options, on both organised and over-the-counter markets. Such instruments are strictly related to existing contracts and are analysed as hedges.

The Group has entered into agreements for the supply of certain raw materials and energy resources; if such agreements were not renewed or were renewed under less favourable terms, this could adversely affect the Group’s financial condition.
      The supply of electricity to the chlorine-producing plants is covered by an agreement with EDF which will expire at the end of 2010. Given the importance of electricity supplies to these sites (large amounts of electricity are used in chlorine/caustic soda electrolysis and in the production of chlorate and perchlorate), any deterioration in the Group’s electricity purchasing terms when the agreement is renewed could have a material adverse effect on the Group’s business, financial condition, results of operation and future prospects. Likewise, the supply of electricity to non-chlorine producing sites is covered by a long-term agreement with EDF. As the price of electricity used by the Group in France accounts for a significant portion of the production cost of certain products and is negotiated with EDF based on market prices, an increase in the price of electricity or the impossibility of obtaining the minimum quantities provided for under the agreement could adversely affect the Group’s business, financial condition, results and future prospects. A detailed description of the two agreements with EDF for the Group’s chlorine-producing and non chlorine-producing plants is provided in section 3.9.1 of this prospectus.
      Historically, the thiochemical businesses were developed at the Lacq site to take advantage of the abundant supply of hydrogen sulphide available on site. Hydrogen sulphide is a key raw material in thiochemicals and is present in large proportions in the gas produced at Lacq. Due to the upcoming decline in and depletion of the Lacq gas field, these conditions will disappear by 2013 (as projected today). While, as of the date of this prospectus, no detailed study has been conducted to identify solutions that would enable the Group to continue to conduct its thiochemicals businesses under reasonable conditions, the Group cannot exclude the possibility that any potential remedial solutions adopted would not enable it to continue these operations in the future under conditions equivalent to those prevailing today, which could have a material adverse effect on the Group’s results and future prospects.

The Group’s pension and similar obligations may exceed its related provisions or, in certain cases, could result in asset shortfalls
      Although Total has taken over some pension obligations, the Group retains obligations to its employees for pension benefits and other post-employment benefits due upon termination of employment in most countries where it operates (see section 3.7.3 of this prospectus). Projections of the Group’s obligations are based on actuarial assumptions and, more particularly, on estimated salaries at retirement age, mortality tables, discount rates, anticipated long-term yields on the invested funds and rates of increase in compensation levels. If these actuarial assumptions failed to materialize, if new regulations were enacted or if existing regulations were amended or applied in a more restrictive manner, the Group’s pension, retirement and related obligations (i) would have to be adjusted and its cash position would be favourably or unfavourably affected by the financing of assets allocated to cover such obligations and (ii) could exceed its related reserves as described in the pro forma financial statements included in Appendix D.1 to this prospectus.
      In some countries where the Group operates, particularly the United States, obligations arising from employment agreements, retirement schemes and plans or other benefits to which Group employees are entitled are coupled with an obligation to allocate assets to finance such benefits.
      While as of the date of this prospectus the obligations relating to such benefits are adequately reserved for, the possibility that the Group may be required to allocate additional assets to cover these benefits cannot be excluded and this could have a material adverse effect on its results and financial condition.

Some of the technologies that the Group currently uses are at risk from changes in legislation and regulations
      As an example, the use of the mercury process for the production of chlorine and caustic soda may be curtailed. While as of the date of this prospectus there are no French or European regulations setting a timetable for discontinuing such electrolysis in Europe, the Group will most likely be required to begin to shut down these facilities and replace them with units that use a membrane process over the next several years, as some of its competitors have already done. At the date of this prospectus, the Group has not set a specific timetable to undertake this process, but it plans to abide by the commitment made by Eurochlor (association of European manufacturers), which has set 2020 as the deadline for discontinuing mercury electrolysis in Europe.

ARKEMA is an international group of companies that is exposed to the economic environment as well as to political and regulatory risks and conditions in the countries in which it operates
      The Group operates in the world market and has production facilities in Europe, North America and Asia. Many of its main customers and suppliers also have international operations.
      Consequently, the Group’s business and financial results are likely to be directly or indirectly affected by any negative change in the world economic, political and regulatory environment in which the Group operates.
      The direct and indirect consequences of conflicts, terrorism, political instability or the emergence of health risks in countries where the Group is active or markets its products could affect the Group’s financial condition and future prospects, in particular by causing delays or losses in the delivery or supply of raw materials and products and increasing costs related to safety, insurance premiums or other expenses needed to ensure the future business of relevant operations.
      The Group’s international business activity exposes it to a multitude of local business risks, and its global success depends on its ability to adapt to economic, social and political changes in each of the countries where it operates. The Group could fail to develop and implement effective policies and strategies in each of its foreign bases.

      Furthermore, changes in legislation or the unexpected adoption of more stringent regulatory requirements (particularly with respect to taxes, customs duties, intellectual property and import/export licenses or health, safety or environmental regulations) could significantly increase the costs incurred by the Group in the different countries in which it operates.
      If any of the risks described above were to materialize, this could adversely affect the Group’s business, financial condition, results and future prospects.

In some countries where the Group operates, the production, sale, importing or exporting of certain products is subject to prior authorizations and permits
      In some countries where the Group operates, the production, sale, importing or exporting of certain products is subject to obtaining, maintaining or renewing prior authorizations or permits and, in particular, user permits. If the Group were unable to secure or renew such licences or permits, or if they were renewed on less favourable terms than the initially agreed-upon terms, this could adversely affect the Group’s business, results or financial condition.

A number of the Group’s facilities are located on land that it does not own and that it leases
      While the Group owns most of the land on which its facilities are built, some facilities, particularly in France and in Asia, are located on land that belongs to third parties and that the Group occupies under the terms of leases or similar agreements. If these agreements were to be terminated or not renewed or if they were renewed on less favourable terms than the initially agreed terms, this could adversely affect the Group’s business, results or financial condition.

The cyclical nature of the different industries in which the Group is active could have a material adverse effect on its results and financial condition
      The Group’s results of operation could be directly or indirectly affected by the cyclical nature of the different industries in which it operates.
      In this respect, external factors over which the Group has no control, such as general economic conditions, competitors’ activities, international conditions and events or changes in regulations could foster volatility in raw material prices and in demand, leading to fluctuations in the prices and volumes of products sold by the Group and in these products’ profit margins.
      This cyclicality applies particularly to the Chlorochemicals and Acrylics BUs; the latter experiencing particularly favourable conditions in 2005.

The Group faces intense competition
      The Group faces intense competition in each of its business lines.
      In Vinyl Products and Industrial Chemicals, the commodity nature of the products puts the emphasis on price competition. Some of the Group’s competitors are larger than the Group and are more vertically integrated, which could enable them to benefit from lower production costs for certain products that are also manufactured by the Group.
      In Performance Products, differentiation and innovation and the quality of the products and related services play an important role. Despite the efforts that the Group has made in this area, based on these criteria, the Group cannot assert that its product range is more attractive than that of its main competitors.
      Any of the Group’s products may face intense competition particularly due to excess production capacity or low prices set followed by certain manufacturers that operate with highly competitive production cost structures.

      The introduction on the market of new products or of new technologies developed by the Group’s competitors or the emergence of new competitors could also affect the Group’s competitive position, which could adversely affect its business, results and financial condition.

The Group is dependent on the development of new products or processes
      The Group’s business activity, financial condition, results and future prospects are in large part dependent on the Group’s ability to develop new products and new applications and to develop new production processes to remain competitive. The Group cannot guarantee that it will successfully develop new products and new applications, or that it will introduce them on the market at the right time.
      To remain competitive in the highly competitive chemicals industry, the Group must dedicate substantial funds to R&D each year for new product development. Even if its R&D efforts are successful, the Group’s competitors could develop more effective products or successfully introduce a larger number of products on the market. In 2005, the Group spent € 188 million on R&D, which represents approximately 3.3% of its revenues. Ongoing investments dedicated to launching new products, to research and development of future products could lead to higher costs without producing a proportional increase in the Group’s revenues.

Some Group companies are exposed to risks relating to operations conducted through joint ventures in which they hold a non-controlling interest
      The Group is exposed to risks relating to joint ventures in which it does not hold a controlling interest. Some of these joint ventures are also important customers or suppliers of the Group. The joint ventures included in the Group’s scope of consolidation are described in the notes to the pro forma financial statements in Appendix D.1 to this prospectus.
      Pursuant to the contracts and agreements governing the functioning, control and financing of these joint ventures, certain strategic decisions, such as those relating to new financing, capital expenditure, approval of operating plans and dividend distributions can be made only with the agreement of all partners. There are risks of disagreement or deadlocks among the partners in these joint ventures. In certain cases that are beyond Arkema ’s control, these joint ventures could also take decisions that run against the Group’s interests.
      Lastly, the Group’s investments in these joint ventures, in general or pursuant to specific agreements with the partners in these companies, may require that it make further investments in or purchase or sell certain companies.
      Any of the situations mentioned above could adversely affect the Group’s business, financial condition, results and future prospects.

Some of the Group’s production facilities are exposed to climatic or seismic risks due to their geographical location
      Due to their geographical location, some of the Group’s production facilities, in particular in the United States (seven sites near the Gulf of Mexico, four sites near the Ohio and Mississippi Rivers) are exposed to risks of physical deterioration or even production interruption owing to major climatic events such as storms or hurricanes or to seismic activity (i.e. earthquakes). If such events occur, this could have material adverse effects on the Group’s business, financial condition, results and future prospects.

The Group owns a number of pipelines; if these were to be damaged or destroyed by an accident, this could adversely affect the Group’s business and financial condition
      The Group owns or uses a limited number of pipelines, some of which belong to third parties, for carrying supplies of raw materials. Despite the security measures that the Group has adopted for the operation of these pipelines (see section 3.6.1 of this prospectus), the possibility of an accident can never be excluded. In addition to the environmental impact, such an accident would negatively affect the Group’s raw materials supplies and could consequently produce a material adverse effect on its business, financial condition, results and future prospects.

4.4 Industrial and environmental risks

4.4.1 Risks relating to environmental regulations

The Group’s business activities are subject to constantly changing local, national and international regulations on the environment, health, hygiene and safety, which impose increasingly complex, costly and restrictive requirements
      The Group must comply with a variety of environmental, health, hygiene and safety regulations, pertaining, among other things, to industrial safety, emissions or releases into the air, water or soil of chemicals or hazardous substances (including waste), to the use, production, labelling, traceability, handling, transport, storage, elimination of, or to exposure to, such substances, and to the remediation of industrial sites and environmental clean-up. Certain regulations that apply to the Group are described in section 3.6.2.5 of this prospectus. Compliance with these regulations requires the Group to incur substantial expenses on a recurring basis.
      Should the courts or the competent authorities adopt a stricter stance in interpreting and applying these regulations, the Group could be compelled to incur higher financial costs than its current costs. In addition to these existing regulations, which could be amended to be more restrictive for the Group, other regulations are in the process of being enacted or could be enacted in the future.
      Examples include European Directive 2003/9/7EC, which establishes a scheme for green house gas emission allowance trading within the European Community, the future European regulation on Registration, Evaluation and Authorisation of Chemicals (“REACH”), the Clean Air Act in the United States, the draft directive on emissions from motor vehicle air conditioning systems and the draft regulation on fluorinated products. These draft regulations are detailed in sections 3.6.2.1 and 3.6.2.3 of this prospectus.
      If existing regulations were to be amended to become more restrictive for the Group or if new regulations were adopted, this could (i) compel the Group to significantly scale back on production and marketing of certain products, or, possibly, discontinue production and marketing altogether, or shut down, temporarily or permanently, certain production units; (ii) restrict the Group’s ability to alter or expand its facilities, to modify certain production processes or to continue production and (iii) possibly compel it to abandon certain markets, to incur significant expenditure to produce substitute substances, to institute costly emissions control or reduction systems, or, more generally, to incur significant new expenditures, in particular for remediation of existing sites. The resulting consequences and costs for the Group cannot be accurately estimated due to existing uncertainties over the content of such regulations, their implementation dates or the allocation of costs among the different industry players.
      Failure to comply with these regulations could lead to administrative, civil, financial or criminal sanctions, which could adversely affect the Group’s business, results and financial condition.

4.4.2 Environmental and industrial safety risks

The business areas in which the Group operates entail significant environmental liability risks
      The Group operates many industrial facilities, in particular “Seveso” facilities as defined by European Directive 96/82/ EC of 9 December 1996 known as the “Seveso II Directive” or similarly identified facilities outside Europe (these rules are described in section 3.6.1 of this prospectus), where chemicals or hazardous substances that are liable to present significant risks to the health or safety of neighbouring populations and to the environment are used, produced or stored. In this respect, the Group has in the past and may in the future incur liability (a) for having caused injury or damages (i) to persons (mainly due to exposure to the chemicals or hazardous substances that are used, produced or destroyed by the Group or that are present on these sites); or (ii) to property, or (b) the pollution of environment.
      While the Group has adopted safety procedures for its R&D projects and for its plants and production processes, due to the very nature of their operations, the dangerousness, toxicity or flammability of certain raw materials, finished products or production or supply processes, the Group’s plants may be the source of safety risks and, in particular, risks of accidents, fire or explosion and pollution risks.

      While the Group has secured insurance policies to cover civil liability and environmental risks from leading insurance companies (see sections 3.11 and 4.10 of this prospectus), should claims arise involving the Group’s businesses or products, the possibility that it may be held liable for amounts exceeding the coverage ceilings or for uninsured events cannot be excluded. Furthermore, any accident, whether it occurs at a production site or during the transport or use of products made by the Group, may result in production delays or claims for compensation, particularly contractual claims, or product liability claims.
      The amounts covered by provisions or included in the Group’s investment plans may prove to be insufficient if the Group’s liability is engaged for environmental claims, due to the intrinsic uncertainties involved in projecting expenditures and liabilities relating to health, safety and the environment. As regards provisions, the Group applies IFRS. These standards allow to book provisions only when (i) the Group has a legal, regulatory or contractual obligation to a third party resulting from past events, which can also arise from public commitments or practices of the Group that have created a legitimate expectation from the relevant third parties that the Group will assume certain liability, (ii) it is likely or certain that this obligation will give rise to an outflow of resources to such third party, and (iii) the amount can be reliably estimated and corresponds to the best possible estimate of the commitment. It is likely that the assumptions used to determine these provisions and investments will need to be adjusted, mainly due to changes in regulations, changes in the interpretation or application of regulations by the relevant authorities, or, with respect to issues related to restoration of the environment, changes in technical, hydrological or geological restrictions, or the discovery of pollution that is not yet known.
      Consequently, should the Group’s liability due to environmental and industrial risks be engaged, this could have a material adverse effect on its business, financial condition and results.

Achieving compliance for sites that are still in operation or of sites where operations have ceased entails a risk that could generate substantial financial costs for the Group
      The competent authorities have made, are making or may in the future make specific requests that the Group rehabilitates or controls emissions at certain sites that it is currently operating, or that it operated or disposed of in the past, at neighbouring sites or at sites where the Group stored or disposed of waste. The regulations on the remediation of sites that are currently in operation and of sites where operations have ceased are described in section 3.6 of this prospectus. The Group may be required to incur significant costs to fulfil these obligations.

•	Sites currently in operation
      In light of (i) the uncertainties over the technical means to be implemented, (ii) potential issues that are unknown as of the date of this prospectus, (iii) uncertainties over the actual time required for remediation compared with the estimated time (e.g. “pump and treat”), and (iv) potential changes in regulations, the possibility that the expenses that the Group will incur will be higher than the amounts covered by provisions cannot be excluded. These potential excess expenses relate mainly to the sites in Calvert City (Kentucky, United States), Carling (Moselle, France), Günzburg (Germany), Jarrie (Isère, France), Loison (Pas de Calais, France), Pierre-Bénite (Rhone, France), Riverview (Michigan, United States), Saint-Auban (Alpes de Haute Provence, France) and Rotterdam (the Netherlands) and could adversely affect the Group’s business, results and financial condition.

•	Sites where operations have ceased
      Under the conditions described in section 3.12.3 of this prospectus, certain Total companies, through service and indemnity agreements with the Group, cover certain liabilities associated with certain sites in France, Belgium and the United States, for most of which the operations have ceased.
      However, certain sites for which the Group is liable (the number of which has been substantially reduced through the indemnities and obligations granted by Total S.A. described in section 3.12.3 of this prospectus) and certain specific risks, in particular health risks, are not covered by such service and indemnity agreements, so that the Group remains liable for any associated expenses for which, in light of the Group’s current knowledge, provisions do not need to be booked and this could adversely affect its business, financial condition and results.

4.4.3 Risks relating to exposure to chemicals or toxic substances

Employees and former employees of the Group and service providers or customers of the Group may have been exposed and, to a certain extent, may still be exposed, to toxic or hazardous substances
      In manufacturing its products, the Group uses and has in the past used large quantities of chemical, toxic or hazardous substances. In spite of safety and monitoring procedures implemented by the Group and each production site, Group employees and in some cases the employees of other companies and service providers may have been exposed to such substances and developed specific pathologies from such exposure, which could induce them to file claims against the Group in future years.
      Certain employees of the Group or of other companies and service providers that work with the Group, in particular in maintenance, may have been exposed to materials or equipment containing asbestos. The Group is involved in legal actions and occupational illness claims due to past exposure to asbestos, mostly for the period before 1977 with respect to the use of asbestos in the form of fireproofing materials and for the interim period until 1997, at which time the use of asbestos was banned in France. Owing to the latency periods for various asbestos-related pathologies, the possibility that an increasing number of legal actions or occupational illness claims will be filed in the years ahead cannot be excluded and this could adversely affect the Group’s business, financial condition or results.
      The regulations on toxic and hazardous substances are described in sections 3.6 and 3.7.6 of this prospectus. Asbestos-related disputes with third parties are described in section 3.8.2.4 of this prospectus.
      Employees of the Group or its service providers or customers or persons living near the Group’s manufacturing facilities are exposed or have in the past been exposed to certain substances that are currently considered not to be hazardous. However, chronic toxicity, even in very low concentrations or exposure doses, could be discovered in the future. This could lead to claims against the Group and could adversely affect its business, results and financial condition.

4.4.4 Risks relating to transport
      The Group arranges for the transport of various hazardous, toxic or flammable materials by road, rail, ship and air, particularly for shipments to customers in the different countries where it operates. These modes of transport generate risks of accidents and any such accidents could give rise to claims against the Group, in particular in its role as the shipper. Furthermore, due to the strengthening of regulations on hazardous materials transport and to the temporary or permanent lack of availability of transport for certain chemicals or hazardous products to certain destinations, the Group could (i) face delays in delivery or even refusals by its carriers to collect shipments, (ii) experience increased difficulties in meeting certain kinds of demand from its customers, or (iii) face an increase in certain shipping costs or a need to reduce certain shipments unless it sets up geographical transportation ties with other manufacturers. If this were to occur, it could adversely affect the Group’s business, results and financial condition.

4.4.5 Risks relating to storage
      The Group uses many storage areas and warehouses located on its manufacturing sites and elsewhere. Most of the external storage and warehousing centres are located near its customers’ facilities or in ports, in order to facilitate maritime exports or imports, or for purposes of special packaging or processing operations. Such storage facilities may present risks to the environment or to public health and safety. Accidents for which the Group may be held liable could arise in the storage and warehousing centres used by the Group.
      Some of the storage providers that the Group uses derive substantial revenues from the Group in certain regions. Should one of these providers fail to perform, the Group could be compelled to renegotiate storage contracts under less favourable conditions, or to store its products in other locations and this could adversely affect the Group’s business, results and financial condition.

      As a result of economic decisions or changes in regulations, storage providers may wish to close certain unprofitable warehouses or may be unable to continue their storage/packaging operations. In this case, the Group would have to store these products in other regions, possibly at more distant storage facilities. This would result in additional transport costs for the Group, which could adversely affect its business, results and financial condition.
4.5 Tax risks
      The Group is an international group that operates in a large number of countries through its affiliates. Any change in the tax or customs duty laws or regulations in one of these countries could adversely affect the Group’s financial condition and results.
      Furthermore, the Group enjoys special tax treatment in some countries, such as reduced tax rates or tax holidays under certain conditions and for limited periods of time. If such special tax treatment were to be withdrawn, amended or not renewed, this could adversely affect the Group’s financial condition and results.
      To reduce its tax charges, the Group has elected a group tax consolidation (intégration fiscale) with its subsidiaries in countries where the legislation allows this. In 2006, France is an exception to this policy. The Group’s French companies were included in the Total tax group until the end of 2005. The Group will not be able to set up a tax group until the first day of the financial year following the financial year in which the Completion Date occurs.
4.6 Market risks
      Treasury, interest rate instrument and currency instrument risks are managed under rules defined by the Group’s Executive Management. The management of liquidity, hedging positions and financial instruments is centralized by the Cash Management and Financing Department whenever possible.
      The information provided below is based on certain assumptions and expectations which, by nature, may prove not to be accurate, particularly with respect to changes in interest rates, exchange rates and the Group’s exposure to the associated risks.

4.6.1 Liquidity risk
      At 31 December 2005, based on the pro forma financial statements appearing in Appendix D.1 to this prospectus, the Group’s pro forma net debt amounted to €567 million. By the Completion Date, when the capital increases amounting to € 532 million mentioned in section 3.22.1 of this prospectus will have been carried out, the Group’s debt will be appreciably reduced.
      Furthermore, the Group has a multi-currency facility for a maximum of € 1.1 billion, the terms and conditions of which are described in section 3.22.3 of this prospectus, which include, in particular, an acceleration events clause. If the banks were to accelerate the amounts due under the terms of this facility, this would result in a material adverse effect on the Group’s financial condition and would also make it extremely difficult to obtain new financing.
      Given the multiple risks previously described and the liabilities that are covered by reserves or described in the notes to the pro forma financial statements in Appendix D.1 to this prospectus, the Group’s indebtedness could increase significantly. Any such increase in the Group’s indebtedness would:

—	increase the Group’s sensitivity to a rise in interest rates;

—	compel the Group to dedicate a larger portion of its operating cash flow to paying interest, thereby reducing its capacity to finance working capital, capital expenditure, cost-cutting programmes or potential acquisitions;

—	limit the Group’s capacity to distribute dividends;

—	limit the Group’s capacity to plan for or respond to changes affecting its business or the markets in which it operates;

—	weaken the Group’s competitive position vis-à-vis competitors that are proportionally less indebted or competitors whose debt carries interest at a rate that was fixed previously on more advantageous terms than those secured by the Group;

—	limit the Group’s capacity to incur more debt in the future, given the undertakings contained in the loan agreements that Group companies have entered into.
      Moreover, due to the completion of the Spin-Off of Arkema’s Businesses described in Chapter 2 of this prospectus, in the future the Group may not have access to financing on terms (particularly in terms of costs) that are as favourable as the terms from which it benefited while it was consolidated by Total and this could produce a material adverse effect on its results and financial condition.
      The Group seeks to optimise the use of cash generated by some of its subsidiaries. When a Group company has surplus cash, the corresponding funds are first invested with Arkema France or other Group companies that need cash. The Group uses all options available to it to invest and manage available cash surpluses.

4.6.2 Currency risk
      A significant part of the Group’s assets, liabilities, revenues and expenses is denominated in currencies other than the euro, primarily the US dollar and, to a lesser extent, the Japanese yen, and, to a more limited extent, other currencies including the pound sterling, the Australian dollar and the Canadian dollar, while its consolidated accounts are in euro. Fluctuations in these currencies, particularly the US dollar, against the euro have in the past and may in the future materially affect the Group’s financial condition and its results.
      The percentage of operating expenses incurred by the Group in the euro zone is higher than the percentage of revenues it generates in the euro zone. Consequently, the US dollar’s decline against the euro in 2003 and 2004 adversely affected the Group’s results. Any future weakening of the US dollar against the euro (or the corresponding increase in the euro) could again adversely affect the Group’s operating income. Such weakening could also affect the Group’s competitive position, as its rivals could take advantage of lower production costs in weaker-currency countries to offer their products at more competitive prices.
      In addition to the effect on competitive position, currency fluctuations also have a direct accounting effect on the Group’s results.
      At 31 December 2005, the Group’s balance sheet exposure to trading currencies other than the euro was the following:

			Other
Group exposure to currency risk in billions of euro	USD	JPY	currencies

	(In billions of euro)
Trade accounts receivable	0.41	0.03	0.05
Trade accounts payable	(0.22)	0.00	(0.04)
Bank balances and loans/borrowings	0.05	(0.04)	(0.03)
Off-balance sheet commitments (currency hedging contracts)	0.00	0.00	0.00

Net exposure*	0.23	(0.02)	(0.02)

*	Net exposure includes foreign-currency amounts outstanding for Group companies that use one of the above-mentioned currencies as their reference currency as well as amounts outstanding for Group companies that use the euro as their reference currency.
     The Group strives to minimize each entity’s currency risk relative to its reference currency. Consequently, the indebtedness of Group companies is denominated in their reference currency except when a foreign-currency loan is backed by a commercial risk in the same currency.
      With respect to currency risk generated by business activities, revenues and costs in foreign currencies are covered mainly by spot foreign exchange transactions and sometimes by forward transactions. The Group only rarely covers projected movements and uses only comparatively simple derivatives.

4.6.3 Interest rate risk
      At 31 December 2005, the Group’s pro forma net debt stood at €567 million, including €487 million in short-term advances from Total . The breakdown between indebtedness at variable rates (from DD to 1 year) and fixed rates (more than 1 year) was as follows:

	DD-1 yr	1-5 years	>5 years

	(In millions of euro)
Financial liabilities	(598)	(16)	(20)
Financial assets	(67)	—	—
Net position before hedging	(531)	(16)	(20)
Off balance sheet	—	—	—
Net position after hedging	(531)	(16)	(20)
      Based on the above, a 1% increase in interest rates would lead to an annual increase of € 5.3 million in the cost of net debt, before taxes.
      However, the Group’s exposure to interest rate risk is expected to be appreciably lower in 2006 owing to the various capital increases that will be completed before the Spin-Off of Arkema’s Businesses (see section 3.22.1 of this prospectus).
      Furthermore, the Group has a variable-rate facility for a maximum of € 1.1 billion, the terms of which are described in section 3.22.3 of this prospectus.
      The Group’s general policy with respect to indebtedness is to give priority to variable-rate indebtedness over fixed-rate indebtedness. Interest rate risk exposure is managed by the Group’s treasury department and simple derivatives are used as hedging instruments.
4.7 Risks relating to the Company’s shares

The Company’s shares are not listed on a financial market and have no trading history
      As of the date of this prospectus, the Company’s shares have never been listed on any regulated or unregulated market. The initial prices of the Company’s shares on Eurolist by Euronexttm will result from matching the first trading orders, the type and size of which will depend on a number of factors, in particular the then-prevailing market and economic conditions, the Group’s results, the state of the Group’s business activities, its management, and investor interest and any sales on the market carried out by Total S.A. shareholders who received shares in the Company as part of the transaction that is the subject of this prospectus. These prices may not reflect the market price of the Company’s shares that will be established during the months following the transaction that is the subject of this prospectus, once the market has become more familiar with the Group.
      While the Company has applied for listing its shares on Eurolist by Euronexttm, a liquid market for the Company’s shares may not develop, or, if such a market develops, it may not last. The liquidity and price of the Company’s shares could be negatively affected if a liquid market does not develop for the Company’s shares.

The price of the Company’s shares may be volatile
      The price of the Company’s shares could be highly volatile and could be affected by many events affecting the Company, its competitors or the financial markets in general and the chemicals sector in particular. The price of the Company’s shares could fluctuate significantly in response to events such as:

—	changes in the financial results of the Group or its competitors from one financial period to the next;

—	the announcement by the Company of the success or failure of the commercial launch of a new product;

—	announcements made by competitors or announcements relating to the chemicals industry;

—	announcements relating to changes in the Group’s management team or key personnel;

—	changes in the future prospects of the Group and its business activities or of the industry as a whole;

—	changes in the content of research analysts’ reports about the Group;

—	changes in general economic and market conditions.
      Furthermore, during the past several years, the financial markets have seen significant fluctuations, which sometimes bore no relationship with the results of companies whose shares are listed on those markets. Market fluctuations and economic conditions can affect the price of the Company’s shares.
4.8 Legal risks
      In the normal course of its business activities, the Group is a party or may become a party to judicial and administrative proceedings. The most significant current and potential legal proceedings are detailed in sections 3.8 and 3.7.6 of this prospectus. In some of these proceedings, claims for substantial monetary damages have been or may be filed against one of the Group’s entities. The provisions that the Group has booked for these cases may prove to be insufficient and this could have material adverse effects on its business, financial condition, results or future prospects.
      As part of the Spin-Off of Arkema’s Businesses, some Total companies have entered into contractual commitments and indemnities to cover certain environmental and tax risks as well as certain risks relating to antitrust law (see section 3.12.3 of this prospectus). However, these commitments and indemnities do not cover all the risks or liabilities that the Group may incur and the Group will continue to assume part of such risks. This could produce material adverse effects on its business, financial condition, results and future prospects.
      Furthermore, certain contractual commitments and indemnities, in particular the antitrust indemnities, terminate upon the occurrence of certain events, such as (i) a change of control of Arkema S.A. or (ii) a breach by the Group of its contractual obligations. Should these events occur, it could produce material adverse effects on the Group’s results, financial condition and future prospects.
      Lastly, amounts due by the Group in respect of the facility described in section 3.22.3 of this prospectus may have to be repaid prior to the end of the loan term in the event of a change of control of Arkema S.A.
      More generally, there can be no guarantee that new legal proceedings, whether related or unrelated to pending proceedings, would not be instituted against one of the Group’s entities in the future. An unfavourable outcome to such proceedings could adversely affect the Group’s business, financial condition or results.
      Lastly, in the past, the Group has granted certain indemnities to third parties in connection with the sale of various businesses. The possibility that, if some of these indemnities are called, the amounts of compensation claimed would be higher than the reserves set aside by the Group to cover such claims cannot be excluded and this could adversely affect the Group’s results and financial condition.
4.9 Risks relating to the “Arkema” Trademark
      In using the name “Arkema” as a corporate name and world trademark and in filing that name as a trademark, the Group is encountering and may in the future encounter difficulties.
      Two administrative opposition proceedings have been filed by a Spanish company against certain trademarks; the possibility that the Group may in the future encounter difficulties in registering and using the name “Arkema” in Spain cannot be excluded. This could adversely affect the Group’s business, financial condition and results.

4.10 Insurance
      The Group believes that its insurance policies take into account the risks incurred by the Group and that they are adequate as compared to existing insurance coverages available on the market for companies of similar size and engaged in similar business activities.
      However, the possibility that, in some cases, the Group could be required to pay substantial compensation for claims that are not covered by the existing insurance programme or that it will incur very large expenses that will not be reimbursed or only partially reimbursed under its insurance policies cannot be excluded. In particular, while the insurance market makes property/casualty insurance available that enables the Group to secure policies that cover the probable maximum claims, this is not necessarily the case with respect to civil liability insurance, where the potential maximum claims are higher than what the insurance market can offer on terms acceptable for the Group.
      Furthermore, changes in the insurance market could lead to unfavourable changes for the Group’s insurance policies (in particular, to an increase in deductibles) and to an increase in premiums for such policies. This could adversely affect the Group’s business, financial condition or results.

CHAPTER 5 —	INFORMATION ABOUT THE COMPANY’S SHARES; ALLOTMENT RIGHTS FOR THE COMPANY’S SHARES; S.D.A. SHARES FOR WHICH THE REGISTRATION ON THE DELISTED SHARE SECTION HAS BEEN MADE
5.1 Description of the Company’s shares

5.1.1 Nature, class and date of dividend entitlement of shares admitted to trading — ISIN code
      The shares in the Company to be issued as of the Completion Date in connection with the Spin-Off of Arkema’s Businesses as described in Chapter 2 of this prospectus (the New Shares) are ordinary shares in the Company and are all of the same class. Upon their issue, the New Shares will be identical to the existing shares. They will be eligible for dividends as from the opening date of the current financial year, i.e. as from 1 January 2006.
      Application has been made for the listing of all the Company’s shares, including the New Shares, on Eurolist by Euronexttm (Compartment A).
      The Company’s shares will trade under the ISIN code: FR0010313833.
      The symbol for the Company’s shares is “AKE”.
      The Company’s ICB business sector is 1353 – Commodity Chemicals.
      The New Shares and the existing shares that comprise the Company’s share capital as of the date of this prospectus are expected to be listed on Eurolist by Euronexttm as from 18 May 2006 and trading is expected to begin on 18 May 2006.

5.1.2 Applicable law and competent courts
      The Company’s shares are issued under French law.
      Any disputes that may arise during the Company’s existence or as part of its winding-up, either between the shareholders and the Company or among the shareholders themselves, shall be submitted to the competent French Court with jurisdiction over the territory where the Company’s head office is located.

5.1.3 Form of the shares and account registration procedures
      The New Shares in the Company shall be delivered in bearer form, with the exception of shares delivered to the holders of Total S.A. shares in registered form or Elf Aquitaine shares in registered form (subsequent to the Elf Spin-Off and the Merger), which shall be delivered as shares in registered form.
      The shareholders’ ownership rights will be represented by registering the shares in their name with:

—	BNP Paribas Securities Services (Service aux Emetteurs, 25 quai Panhard et Levassor, 75013 Paris), authorized by the Company for shares in registered form administered by the Company (titres nominatifs purs);

—	an authorized financial intermediary of the shareholders’ choice and BNP Paribas Securities Services (Service aux Emetteurs, 25 quai Panhard et Levassor, 75013 Paris), authorized by the Company for shares in registered form administered by an intermediary (titres nominatifs administrés);

—	an authorized financial intermediary for shares held in bearer form.
      Application will be made for admission of the Company’s shares, including the New Shares, with Euroclear France as the central securities depository and to the settlement-delivery systems of Euroclear France S.A., Euroclear Bank S.A./ NV and Clearstream Banking S.A. It is expected that all of the Company’s shares will be registered in a securities account as from 18 May 2006.

5.1.4 Currency of issue
      The Company’s shares are denominated in euro.

5.1.5 Rights attached to the shares
      As from their issue, the Company’s shares, including the New Shares, are subject to all the terms of the Company’s Articles of Association. Under existing French law and under the terms of the Company’s Articles of Association in effect as of the Completion Date, the main rights attached to the Company’s shares are described below:

Right to dividends
      The New Shares shall be entitled to the dividend as from the opening date of the current financial year, i.e. as from 1 January 2006. They will give their holders the right for an equal nominal value, to the same dividend that may be distributed to existing shares with the same dividend rights.
      The shareholders, voting at the Company’s general meeting convened to approve the financial statements for the financial year, may approve a dividend to be paid to all shareholders.
      The general meeting may grant to each shareholder an option to receive all or part of the dividend or interim dividend distributed either in cash or in shares issued by the Company, in accordance with applicable laws and regulations. Dividends that have not been claimed within five years from the dividend payment date shall lapse and become the property of the French State after that time.
      Dividends paid to non-residents are subject to withholding tax in France (see section 5.1.11.2.1 of this prospectus).

Voting rights
      The terms of the Company’s Articles of Association relating to voting rights are discussed in section 3.18.2.6 of this prospectus.

Preferential subscription rights (droits préférentiels de souscription) for shares of the same class
      Under current applicable French law, any cash capital increase gives existing shareholders preferential rights to subscribe for the new shares, in the same proportion as their shareholding in the Company.
      The Company’s general meeting that approves or authorizes a capital increase may decide to disapply the preferential rights for the full amount of the capital increase or for one or more tranches of such capital increase and may or may not provide for a shareholders’ priority subscription period (délai de priorité). When the capital increase is undertaken through a public offering without preferential subscription rights, the issue price must be determined in compliance with the provisions of article L.225-136 of the Code de Commerce.
      Furthermore, the Company’s general meeting can approve a capital increase reserved for persons designated by name or for one or more categories of persons meeting specific criteria, as specified by article L.225-138 of the Code de Commerce.
      The Company’s general meeting can also reserve a capital increase for the shareholders of another company that is the target of a public exchange offer initiated by the Company pursuant to article L.225-148 of the Code de Commerce. Capital increases carried out in consideration for contributions in kind and reserved for the contributors are governed by a separate procedure specified by article L.225-147 of the Code de Commerce.

Right to the Company’s profits
      The terms of the Company’s Articles of Association relating to the right to the Company’s profits are discussed in section 3.18.2.4 of this prospectus.

Right to surplus upon liquidation
      Every share, regardless of class, gives the holder a right of ownership to the corporate assets and to any surplus upon liquidation, in proportion to the percentage of share capital it represents, after taking into account any amortized and unamortized, fully paid or unpaid capital.
      The shares are indivisible with respect to the Company.

Buyback clause — conversion clause
      The Articles of Association do not provide any share buyback (clause de rachat) or conversion clause.

Other
      The Company is authorized to use any provisions of applicable law in order to identify the holders of its securities.

5.1.6 Authorization and issue of the New Shares
      The issue of the New Shares will be authorized by the Company’s combined general meeting to be held on 10 May 2006.
      The exact number of shares in the Company to be issued in consideration for the transactions involved in the Spin-Off of Arkema’s Businesses shall be determined by the chairman of the Company’s Board of Directors after the combined general meeting to be held on 10 May 2006.

5.1.7 Scheduled date for registering in a securities account the Company’s shares allocated to the shareholders of TOTAL S.A.
      The scheduled date for registration in a securities account of the New Shares allocated to shareholders of Total S.A. as a result of the transactions described in Chapter 2 of this prospectus is 18 May 2006.

5.1.8 Restrictions on free negotiability of shares
      The Articles of Association contain no provision restricting the free negotiability of the shares that make up the Company’s share capital.
      The purchase or sale of the Company’s shares on Eurolist by Euronexttm is generally subject to a tax on stock market transactions (impôt sur les opérations de bourse), withheld at the rate of 0.3% on transactions amounting to €153,000 or less and at 0.15% above that amount. This tax is reduced by an allowance of €23 per transaction and is capped at €610 per transaction. The tax on stock market transactions is usually not applicable to persons who are not residents of France. Pursuant to the provisions of article 980 bis 7° of the Code Général des Impôts, the tax on stock market transactions does not apply to transactions associated with the initial listing of securities on a securities market.
      In general, no registration duty is payable in France on the sale of shares in a company whose equity securities are traded on a regulated market, unless, however, the sale is effected by an instrument executed in France. In this case, the document of sale must be recorded and such registration gives rise to payment of a duty of 1.1% capped at € 4,000.

5.1.9 French regulations governing public tender offers
      Following the listing of its shares on Eurolist by Euronexttm, the Company will be subject to French regulations on public tender offers and, in particular, mandatory tender offers, standing market offers, public buyout offers and compulsory buyouts.

5.1.9.1	Mandatory tender offers (Offres publiques obligatoires)
      Article L.433-3 of the Code Monétaire et Financier and articles 234-1 et seq. of the General Regulation of the Autorité des marchés financiers (AMF), the French securities regulator, set forth the conditions under which a public tender offer to buy out all of the Company’s equity securities must be made.

5.1.9.2	Standing market offers (Garanties de cours)
      Article L.433-3 of the Code Monétaire et Financier and articles 235-1 et seq. of the General Regulation of the AMF set forth the conditions under which a standing market offer must be made for all of the Company’s equity securities.

5.1.9.3	Public buyout offers and compulsory buyouts (Offres publiques de retrait et retrait obligatoire)
      Article L.433-4 of the Code Monétaire et Financier and articles 236-1 et seq. (public buyout offer) and 237-1 et seq. (mandatory buyout) of the General Regulation of the AMF set forth the conditions under which a public buyout offer and a compulsory public buyout offer must be made to the Company’s minority shareholders.

5.1.10	Public tender offers for the Company’s shares initiated by third parties during the past financial year and the current financial year
      Since the Company’s shares are not listed on any financial market, whether regulated or not, as of the date of this prospectus, no third parties have thus far initiated any public takeover bid for the Company’s shares during the past financial year and the current financial year through the date of this prospectus.

5.1.11	Taxation of shares
      Based on the applicable laws and regulations currently prevailing in France, the following tax provisions apply to natural persons or legal entities that will hold shares in the Company.
      Investors and Total S.A. and Elf Aquitaine shareholders are advised that the information contained in this prospectus is merely a summary of the applicable tax treatment and that they should consult their own tax advisor with respect to their particular situation. Furthermore, Total S.A. and Elf Aquitaine shareholders are advised to read section 2.1.2.5 of this prospectus carefully for information on the tax treatment resulting from the allocation of the New Shares to such shareholders.
      Persons or entities who are not French residents for tax purposes must comply with the applicable tax laws in their country of residence, subject to the application of a tax treaty between France and that country.

5.1.11.1	Shareholders who are French tax residents

5.1.11.1.1 Natural persons shareholders who do not engage in securities trading on a regular basis

5.1.11.1.1.1	Dividends
      Investors should note that the 2004 French Finance Act (loi de Finances) has amended the tax system applicable to dividends. Dividends payable as from 1 January 2005 are no longer eligible for a tax credit (avoir fiscal), which previously amounted to 50% of the dividend paid. For purposes of calculating income tax, dividends payable as from that date are eligible for a general allowance that is not capped.
      Such dividends are subject to:

—	income tax at the applicable rate under the progressive schedule;

—	a general social contribution (contribution sociale généralisée — CSG) at the rate of 8.2%, 5.8% of which is deductible from the income tax basis for the year in which the CSG was paid;

—	a social levy of 2%, which is not deductible from the income tax basis;

—	an additional contribution to the social levy at the rate of 0.3%, which is not deductible from the income tax basis; and

—	an additional contribution for the repayment of the social security debt (CRDS) at the rate of 0.5%, which is not deductible from the income tax basis.
      In calculating the income tax, it should be noted that:

—	the annual global allowance applied against dividend income is €3,050 for married taxpayers filing jointly and for partners in a civil union (Pacte Civil de Solidarité — PACS) as defined in article 515-1 of the French Civil Code (Code Civil) who file jointly and € 1,525 for taxpayers who are single, widowed, divorced or married and filing separately;

—	an annual allowance equal to 40% of the dividend income is applied; this allowance is not capped and it is applied before the general allowance of €1,525 or € 3,050 mentioned above;

—	furthermore, dividends are eligible for a tax credit equal to 50% of the amount of dividends received, before application of the 40% allowance and the annual general allowance of €1,525 or €3,050 and capped at €115 per year for taxpayers who are single, widowed, divorced or married and filing separately and €230 per year for married taxpayers and partners in a PACS who file jointly. This tax credit is applied against the total amount of income tax payable for the year in which the dividends were received. Any excess tax credit amounting to € 8 or more is refundable.
      For purposes of applying the social charges (CSG, social levy, additional contribution and CRDS), it is specified that dividends are subject to these charges (i) before the general, uncapped 40% allowance and the annual total allowance of €1,525 or € 3,050, and (ii) after deducting expenses associated with the receipt and retention of this income.

5.1.11.1.1.2	Capital gains
      Pursuant to article 150-0 A of the Code Général des Impôts, capital gains on the sale of shares realized by natural persons are subject to income tax and social taxes, from the first euro, at an aggregate rate of 27%, if the total amount of the proceeds of the sales of securities and other rights and shares described in article 150-0 A of the Code Général des Impôts (other than disposals benefiting from a tax roll-over regime or non taxable sales of shares held in a PEA) realized during the calendar year exceeds, per taxpaying household, a threshold currently set at € 15,000.
      The overall rate of 27% is broken down as follows:

—	income tax at the flat rate of 16%;

—	CSG at the rate of 8.2%, which is not deductible from the income tax basis;

—	a social levy of 2%, which is not deductible from the income tax basis;

—	an additional contribution to the social levy of 0.3%, which is not deductible from the income tax basis;

—	CRDS at the rate of 0.5%, which is not deductible from the income tax basis.
      Capital losses, if any, may be offset against capital gains of the same kind realized during the year of sale or the following ten years, provided that the sale threshold mentioned above was exceeded in the year in which the capital loss was realized.
      Pursuant to article 150-0 D bis of the Code Général des Impôts, capital gains on the sale of shares in the Company will, under certain conditions, be eligible for progressive allowances when the taxpayer has held for at least six years the securities sold (one-third allowance per year held as from the sixth year) and will be entirely exempt from income tax if the taxpayer has held the securities for more than eight years (accordingly, any capital losses can no longer be offset against capital gains after the eighth year). In principle, the period during which the shares are held is calculated as from 1 January of the year in which the securities or rights were purchased or subscribed for or 1 January 2006 for securities or rights purchased or subscribed for before that date. Given the method used to calculate the period during which the shares are held, the allowance will in practice start to apply only to shares sold as from 1 January 2012 and the full exemption will apply to shares sold as from 1 January 2014.
      The social charges (CSG, social levy, additional contribution and CRDS) will continue to apply to the total amount of capital gains.

5.1.11.1.1.3	Special regime applicable to PEAs
      The Company’s shares are eligible for the PEA instituted by Law No. 92-666 of 16 July 1992.
      Under certain conditions, PEAs give the owner the right (i) for the duration of the PEA, to an exemption from income and social charges up to the amount of net proceeds and net capital gains generated by investments made in the PEA, providing that such proceeds and capital gains are reinvested in the PEA; and (ii) when the PEA is closed (if this occurs more than eight years after the date on which it was opened), to an income tax exemption up to the amount of the net gain realized since the opening date of the PEA; nonetheless, this gain is subject to the CSG, CRDS and social levy at the rate of 2% and its additional contribution at the rate in effect as of the date on which the gain is realized.
      Capital losses on shares held in a PEA may only be offset against capital gains earned in the PEA. If the PEA is closed before the end of the fifth year or, as from 1 January 2005 if the PEA is closed after the fifth year, when the liquidation value of the PEA (or the repurchase value of the capitalisation contract) on the date of withdrawal is less than the amount of the payments made into the PEA since its opening date (without taking into account payments relating to the withdrawals or repurchase that did not result in the closing of the PEA) and provided that, on the closing date of the PEA, the securities in the PEA were sold in their entirety (or the capitalisation contract was repurchased in its entirety), any losses recorded in such a case may be offset against the gains of the same kind earned during the same year or the following ten years, provided that the above mentioned annual threshold for the sale of securities (currently set at € 15,000) is exceeded the year in which the loss is realized.
      The table below summarizes the various taxes applicable as of 1 January 2005 based on the closing date of the PEA (as an exception, early withdrawals of funds invested in a PEA to be used for the creation or acquisition of a business within three months do not affect the exemption provided for the amounts invested and do not result in the early closing of the plan, pursuant to article 31 of French Law No. 2003-721 of 1 August 2003).

Duration of the PEA	Social levy(1)	CSG	CRDS	Income tax	Total

Less than 2 years	2.3%	8.2%	0.5%	22.5%	33.5%	(2)(3)
2-5 years	2.3%	8.2%	0.5%	16.0%	27.0%	(2)(3)
More than 5 years	2.3%	8.2%	0.5%	0.0%	11.0%	(3)

(1)	Including additional contribution of 0.3%.

(2)	Calculated on the total amount of the gains if the annual threshold for the sale of securities (currently set at € 15,000) mentioned above is exceeded.

(3)	The amount of the CSG, the CRDS and the social levy (including the additional contribution) may vary depending on the date on which the gains are realized:

•	portion of gains acquired up to 31 December 1997: between 0 and 3.9%;

•	portion of gains acquired between 1 January 1998 and 30 June 2004: 10%;

•	portion of gains acquired between 1 July 2004 and 31 December 2004: 10.3%;

•	portion of gains acquired as from 1 January 2005: 11%.
     Dividend income received under a PEA as from 1 January 2005 shall also give the right to an income tax credit equal to 50% of the dividend, capped at €115 or € 230 depending on the marital status of the beneficiary as described above; this tax credit will not be paid into the PEA, but may be offset, under the same conditions as the tax credit attached to the dividends received for shares not held within the PEA, against the total amount of the income tax due by the taxpayer for the year in which the dividends are received, after taking into account other reductions, tax credits and non-final withholdings (“prélèvements et retenues non libératoires”). Any excess tax credit amounting to € 8 or more is refundable.

5.1.11.1.1.4	Wealth tax (Impôt de solidarité sur la fortune)
      Shares in the Company held by natural persons as private assets will be included in their wealth tax basis, as the case may be, and subject to the French wealth tax.

5.1.11.1.1.5	Estate and gift taxes
      Shares in the Company acquired by natural persons through inheritance or as a gift will be subject to estate or gift taxes in France.

5.1.11.1.2	Legal entities liable for corporation tax

5.1.11.1.2.1	Dividends

Legal entities not qualifying as parent companies in France
      French legal entities that will hold less than 5% of the Company’s capital do not qualify as parent companies for purposes of application of the regime provided by articles 145 and 216 of the Code Général des Impôts.
      Dividends received by such companies are taxable under the terms and conditions of ordinary law, that is, in principle, at the usual corporation tax rate of 33 1/3%, plus, if applicable, the 3.3% social contribution (article 235 ter ZC of the Code Général des Impôts) assessed on the corporation tax liability after applying an allowance that may not exceed € 763,000 per twelve-month period.
      However, pursuant to article 219 I b of the Code Général des Impôts, legal entities with gross annual revenues of less than €7,630,000, whose share capital is fully-paid and has been at least 75%-held continuously during the relevant financial year by natural persons or by a company that meets all of these conditions, are taxed at the reduced corporation tax rate of 15%, up to a maximum of €38,120 of taxable income per twelve-month period. Such companies are also exempt from the above-mentioned social contribution of 3.3% (article 235 ter ZC of the Code Général des Impôts).

Legal entities qualifying as parent companies in France
      In accordance with the provisions of articles 145 and 216 of the Code Général des Impôts, legal entities that are liable for corporation tax and hold at least 5% of the Company’s share capital may, under certain conditions and if they elect this option, be eligible for the parent/subsidiary tax regime, under which dividends received by the parent company are not subject to corporation tax, except for a fraction of such dividends corresponding to the expenses and charges borne by that company; this fraction is equal to 5% of the amount of such dividends, but shall not, in any given tax period, exceed the total amount of expenses and charges of any kind incurred by the parent company during the relevant tax period.

5.1.11.1.2.2	Capital gains

General regime
      In principle, capital gains or losses realized on the sale of shares in the Company are included in taxable corporate income, at the ordinary rate of 33 1/3% plus, if applicable, the 3.3% social contribution on profits assessed on the amount of the corporation tax liability after applying an allowance capped at €763,000 per twelve-month period (article 235 ter ZC of the Code Général des Impôts).

      Under the conditions provided by articles 219 I b and 235 ter ZC of the Code Général des Impôts, certain legal entities are entitled to taxation at the reduced corporation tax rate of 15% and are exempt from the 3.3% social contribution.

Special regime applicable to long-term capital gains
      However, pursuant to the provisions of article 219 I a quinquies of the Code Général des Impôts, net gains realized on the sale of shares held for at least two years and which qualify as participating interests (titres de participation) within the meaning of that article are eligible for taxation as long-term capital gains and are therefore subject to a reduced tax rate.
      The period for holding the Arkema S.A. shares allocated as part of the Spin-Off of Arkema’s Businesses will be calculated as from the date of acquisition of the corresponding Total S.A. or Elf Aquitaire shares, as the case may be.
      When this regime is applicable and for financial years commencing in 2006, net capital gains realized will be eligible for the reduced corporation tax rate of 8%, plus the 3.3% social contribution on profits mentioned above, if applicable. An exemption will be applicable for capital gains realized during financial years commencing as from 1 January 2007, except for a fraction of such capital gains corresponding to expenses and charges borne by the Company, such fraction being equal to 5% of the net capital gains, and being included in income taxable under general tax regime.
      Participating interests within the meaning of article 219 I a quinquies of the Code Général des Impôts are interests (other than interests in investment companies holding mainly real estate assets) which are qualified as such from an accounting perspective; shares acquired through a cash public tender offer or exchange public tender offer made by the company that initiated such tender offer and interests that make the company eligible for the parent/subsidiary regime pursuant to articles 145 and 216 of the Code Général des Impôts if such shares or interests are recorded in the accounts under the heading ‘participating interests’ or in a special subdivision of another balance sheet account corresponding to the accounting classification of such interests.
      Capital losses realized on the sale of shares in the Company acquired as from 1 January 2005 and that are covered by the long-term capital gains treatment under article 219 I a quinquies of the Code Général des Impôts cannot be offset against capital gains or carried forward.
      Furthermore, pursuant to article 219 I a ter of the Code Général des Impôts, capital gains realized on the sale of shares in investment companies holding mainly real estate assets and that are treated as participating interests for accounting purposes, or interests acquired at a cost price of € 22.8 million or more and that meet the conditions for tax treatment as parent companies other than the requirement that they own 5% or more of the share capital and that are recorded in the accounts under ‘participating interests’ or a special subdivision of another balance sheet account corresponding to the accounting classification of such interests are taxable at the rate of 15%, plus the 3.3% social contribution on profits mentioned above, if applicable, provided that they have been held for at least two years.
      Capital losses realized on the sale of shares in the Company and that are covered by the long-term capital gains treatment under article 219 I a ter of the Code Général des Impôts may be offset against capital gains of the same kind realized during the year in which they are recorded, or in the case of a net long-term capital loss for that year, during the ten subsequent years. Such capital losses are not offsetable against profits taxable at the normal corporation tax rate.

5.1.11.2	Shareholders who are not French tax residents

5.1.11.2.1 Dividends
      Shareholders in the Company should note that in the discussion below, the notion of “dividends” refers to dividends as defined by tax treaties designed to avoid any double taxation that may be applicable. When this notion is not defined by such treaties, the notion of “dividends” is that provided by domestic French tax law, as indicated in an administrative instruction dated 25 February 2005 (BOI 4 J-1-05).

      Pursuant to French domestic law, in principle, dividends distributed by a company whose registered office is located in France to shareholders whose tax residence or registered office is located outside France are subject to a 25% withholding tax.
      However, shareholders having their effective head offices in a member State of the European Community may, subject to the conditions defined in article 119 ter of the Code Général des Impôts, be exempt from such withholding tax.
      Moreover, shareholders whose tax residence or registered office is located in a country with which France has signed a double tax treaty may, subject to certain conditions related in particular to compliance with the procedures for granting advantages under the treaty, be eligible for a partial or total reduction of the withholding tax.
      Such shareholders who are natural persons are entitled, subject to deduction of the applicable withholding tax, to refund of the 50% tax credit capped at €115 or €230 and mentioned in paragraph 5.1.11.1.1.1 above if the double tax treaty between France and their country of residence provides for the transfer of the tax credit (Instruction of 11 August 2005; BOI 5 I-2-05, No. 107 et seq., appendix 7). The French tax authorities have not yet determined the procedures under which this tax credit will in practice be refunded to eligible non-resident shareholders.
      The Company’s shareholders should consult their tax advisor in order to determine whether such treaty provisions are likely to apply to their specific case and to determine the consequences in their specific case of subscribing for or acquiring shares in the Company.

5.1.11.2.2	Capital gains
      Subject to the provisions of the applicable double tax treaties, capital gains realized upon the sale of securities by persons who are not French tax residents within the meaning of article 4B of the Code Général des Impôts, or whose registered office is located outside France, are generally exempt from income tax in France, unless such gains are connected with a permanent establishment or a fixed base subject to income tax in France, to the extent that the seller, if a natural person, has not directly or indirectly held, separately or with his family group, more than 25% of the rights to the profits of the company the shares of which were sold at any time during the five years preceding the sale. Capital gains realized upon the sale of an interest that exceeds or has exceeded the 25% threshold during such period are subject to taxation in France at the proportional rate, which is currently 16%, subject to the provisions of the applicable double taxation treaties.

5.1.11.2.3	Wealth tax (Impôt de solidarité sur la fortune)
      Natural persons who are not French tax residents are not subject to the wealth tax in France on their financial investments, within the meaning of article 885 L of the Code Général des Impôts.

5.1.11.2.4	Inheritance and gift taxes
      Subject to the provisions of the applicable double taxation treaties, shares of French companies acquired by natural persons through inheritance or as a gift will be subject to estate or gift taxes in France.

5.1.11.3	Other situations
      Shareholders subject to tax treatments other than those described above should consult their own tax advisor concerning the tax treatments that apply to their specific situation.
5.2 Listing and trading of the Company’s shares

5.2.1 Admission to listing
      Application has been made for listing of all the Company’s shares, including the New Shares, on Eurolist by Euronexttm (Compartment A).

      The conditions for listing all of the Company’s shares will be determined in a notice issued by Euronext Paris to be published no later than on the first day of trading of such shares, which is expected to be 18 May 2006.
      The Company has made no other application for listing on a regulated market.

5.2.2 Place of listing
      As of the date of this prospectus, the Company’s shares are not approved for listing on any regulated market.

5.2.3 Liquidity agreement
      None.

5.2.4 Transaction expenses
      The legal and administrative expenses incurred by Arkema in connection with all the transactions described in this prospectus are estimated to be approximately € 13 million.
5.3 Description of allotment rights for Arkema S.A. shares

5.3.1 Nature and class of the allotment rights for Arkema S.A. shares that will be listed — ISIN code
      The allotment rights for Arkema S.A. shares (droits d’attribution d’actions) to be allocated as of the Completion Date as part of the Spin-Off of Arkema’s Businesses are all of the same class.
      Application has been made for listing of the allotment rights for Arkema S.A. shares on Eurolist by Euronexttm until Friday 26 June 2006, followed by registration on the delisted shares section of the regulated markets of Euronext Paris until 29 December 2006.
      The allotment rights for Arkema S.A. shares will trade under the ISIN code: FR0010314021.
      The symbol for allotment rights for Arkema S.A. shares is “AKEDS”.
      The first listing of the allotment rights for Arkema S.A. shares on Eurolist by Euronexttm is expected to be 18 May 2006 and trading is expected to begin on 18 May 2006.

5.3.2 Applicable law
      The allotment rights for Arkema S.A. shares are governed by French law.

5.3.3 Form of allotment rights for Arkema S.A. shares and account registration procedures
      The allotment rights for Arkema S.A. shares shall be delivered in bearer form, except for the allotment rights issued to holders of Total S.A. shares in registered form, which shall be delivered as shares in registered form.
      The ownership rights of the holders will be represented by registration in their name with:

—	BNP Paribas Securities Services (Service aux Emetteurs, 25 quai Panhard et Levassor, 75013 Paris), authorized by Total S.A. for securities in registered form administered by the company (titres nominatifs purs);

—	an authorized financial intermediary of their choice and BNP Paribas Securities Services (Service aux Emetteurs, 25 quai Panhard et Levassor, 75013 Paris), authorized by Total S.A. for securities in registered form administered by an intermediary (titres nominatifs administrés);

—	an authorized financial intermediary for securities held in bearer form.

5.3.4 Rights attached to the allotment rights for Arkema S.A. shares
      The rights attached to allotment rights for Arkema S.A. shares are described in section 2.3.3.3.3 of this prospectus.

5.3.5	Expected date of account registration of allotment rights for Arkema S.A. shares allocated to TOTAL S.A. shareholders
      The expected date of account registration of the allotment rights for Arkema S.A. shares allocated to Total S.A. shareholders is the date of First Trading, which is also the date on which the rights will separate from the Total S.A. shares. As of that date, all financial intermediaries that are members of Euroclear France shall receive the rights, for the account of their customers who are Total S.A. shareholders, based on the share amounts in the accounts at the end of the accounting day preceding the date of First Trading.

5.3.6 Restrictions on free negotiability of allotment rights for Arkema S.A. shares
      The Articles of Association contain no provision restricting the free negotiability of allotment rights for Arkema S.A. shares that make up the Company’s share capital.
      Pursuant to the provisions of article 980 bis 7° of the Code Général des Impôts, the tax on stock market transactions does not apply to transactions associated with the initial listing of securities on the market.

5.3.7 Tax treatment applicable to allotment rights for Arkema S.A. shares
      Based on French current applicable laws and regulations, the following tax provisions apply to natural persons or legal entities upon the sale of allotment rights for Arkema S.A. shares.
      These persons or entities should note that the information contained in this prospectus is merely a summary of the applicable tax regime and that they should consult their own tax advisor with respect to their particular situation.
      Furthermore, Total S.A. shareholders are advised to read section 2.1.2.5 of this prospectus carefully for information on the tax treatment resulting from the allocation to them of allotment rights for Arkema S.A. shares.
      Persons or entities who are not French tax residents must comply with the applicable tax laws in their country of residence, subject to the application of a taxation treaty between France and that country.

5.3.7.1 Holders of share allotment rights who are French tax residents

5.3.7.1.1 Natural persons holders of share allotment rights who do not engage in securities trading on a regular basis
      Pursuant to article 150-0 A of the Code Général des Impôts, capital gains on the sale of share allotment rights realized by natural persons are subject to income tax, from the first euro, at an aggregate rate of 27%, if the total amount of the proceeds from the sales of securities and other rights and shares described in article 150-0 A of the Code Général des Impôts (other than disposals benefiting from a tax roll-over regime, or non-taxable sales of securities held in a PEA) realized during the calendar year exceeds, per taxpaying household, a threshold currently set at € 15,000.
      The overall rate of 27% is broken down as follows:

—	income tax at the flat rate of 16%;

—	CSG at the rate of 8.2%, which is not deductible from the income tax basis;

—	a social levy of 2%, which is not deductible from the income tax basis;

—	an additional contribution to the social levy of 0.3%, which is not deductible from the income tax basis;

•	the CRDS at the rate of 0.5%, which is not deductible from the income tax basis.
      Capital losses, if any, may be offset against gains of the same kind realized during the year of sale or the following ten years, provided that the sale threshold mentioned above was exceeded in the year the capital loss was realized.
      For information purposes, it is noted that the tax basis of the Allotment Rights for Fractional Arkema Shares (droits d’attribution d’actions formant rompus — see section 2.3.3.3.3 of this prospectus) allocated in the Total Spin-Off is zero.
      It is also specified that the price paid for any Allotment Rights for Fractional Arkema Shares acquired on the market, in order to receive one additional Arkema S.A. share, will increase the tax basis of the Arkema S.A. share allocated in the Total Spin-Off.

5.3.7.1.2	Legal entities subject to corporation tax
      Capital gains or losses realized on the sale of allotment rights for Arkema S.A. shares are included in corporate taxable income, which, in principle, is taxed at the ordinary rate of 33 1/3% (or, if applicable, at the rate of 15% up to €38,120 per twelve-month period for companies that meet the conditions provided by article 219 I b of the Code Général des Impôts), plus, if applicable, the 3.3% social contribution on profits assessed on the corporation tax liability after applying an allowance capped at € 763,000 per twelve-month period (article 235 ter ZC of the Code Générale des Impôts).
      For information purposes, it is noted that the tax basis of the Allotment Rights for Fractional Arkema Shares allocated in the Total Spin-Off should be zero.
      It is also specified that the price paid for any Allotment Rights for Fractional Arkema Shares acquired on the market in order to receive one additional Arkema S.A. share, will increase the tax basis of the Arkema S.A. share allocated in the Total Spin-Off.

5.3.7.2 Holders of share allotment rights who are not French tax residents
      Capital gains realized upon the sale of share allotment rights by persons who are not French tax residents within the meaning of article 4B of the Code Général des Impôts, or whose registered office is located outside France, are exempt from income tax in France, unless such gains are linked to a permanent establishment or a fixed base subject to income tax in France.
5.4 listing and trading of allotment rights for Arkema S.A. shares
      More details as to the listing of the allotment rights for Arkema S.A. shares are provided in section 2.3.3.3.3 of this prospectus. In practice, only the Allotment Rights for Fractional Arkema Shares will be tradable.
5.5 Description of the S.D.A. shares
      The only purpose of registration of the S.D.A. shares on the delisted shares section (compartiment des valeurs radiées) of the regulated markets of Euronext Paris is to enable S.D.A. shareholders who do not have enough shares to obtain a whole number of Arkema S.A. shares under the Merger to buy or sell Merger Fractional Shares (actions formant rompus de fusion). As S.D.A. is to be dissolved as of the Completion Date, subsequent to the Merger, no rights or obligations are attached to the Merger Fractional Shares other than the possibility of exchanging them for Arkema S.A. shares based on the Merger exchange ratio or to receive the net proceeds from the sale of the unclaimed Arkema S.A. shares under the conditions described in section 2.4.2.3.2 of this prospectus.

5.5.1 Nature, class and date of dividend entitlement of S.D.A. shares admitted to trading — ISIN code
      The S.D.A. shares to be issued on the Completion Date in connection with the Elf Spin-Off described in Chapter 2 of this prospectus are ordinary shares in S.D.A., all of the same class (the S.D.A. Shares). The

S.D.A. Shares will be identical to the existing shares as from the issue date. They will be eligible for any dividend as from the opening date of the current financial year, i.e. from 1 January 2006.
      Application has been made to register the S.D.A. shares and the existing shares that make up S.D.A.’s share capital on the delisted share section of the regulated markets of Euronext Paris.
      The S.D.A. shares will trade under the ISIN code: FR0010313841.
      The symbol for the S.D.A. shares is “SDA”.
      S.D.A.’s ICB business sector is 1353 — Commodity Chemicals.
      The S.D.A. Shares and the existing shares that make up S.D.A.’s share capital as of the date of this prospectus are expected to be registered and traded on the delisted shares section of the regulated markets of Euronext Paris from 18 May 2006 (the 4,000 S.D.A shares existing at the date of this prospectus will be substituted by 27,055 new shares as a result of a stock split). Registration is scheduled to expire on 29 December 2006.

5.5.2 Applicable law
      The S.D.A. Shares are issued under French law.

5.5.3 Form of the shares and account registration procedures
      The S.D.A. shares shall be delivered in bearer form, except for the shares issued to holders of Elf Aquitaine shares in registered form, which shall be delivered.
      The ownership rights of the holders shall be represented by registration in their name with:

•	BNP Paribas Securities Services (Service aux Emetteurs, 25 quai Panhard et Levassor, 75013 Paris), authorized by S.D.A. for securities in registered form administered by the company (actions inscrites au nominatif pur);

•	an authorized financial intermediary of their choice and BNP Paribas Securities Services (Service aux Emetteurs, 25 quai Panhard et Levassor, 75013 Paris), authorized by S.D.A. for securities in registered form administered by an intermediary (actions inscrites au nominatif administré);

•	an authorized financial intermediary for securities held in bearer form.

5.5.4 Tax treatment applicable to S.D.A. shares
      The tax regime applicable to shares in the Company described in section 5.1.11 of this prospectus shall apply mutatis mutandis to S.D.A. shares.
5.6 Registration of S.D.A. shares on the delisted shares section
      The procedures for the registration of S.D.A. shares on the delisted shares section of the regulated markets of Euronext Paris are described in section 2.4.2.3.2 of this prospectus.

GLOSSARY

Term	Definition

Acrylic acid	An acid derived from propylene and mainly used as an intermediate in the preparation of super-absorbents and derivatives used in the manufacture of paints, inks, and glues.

Acrylic esters	Acrylic acid esters.
Activated carbon	Treated charcoals used for their properties as adsorption agents (i.e. the retention of molecules of a gas or a substance in solution or suspension on the surface of a solid).

Alkylamines and alkylalcanolamines	Amines used as synthesis intermediates.

Amines	A compound obtained by substituting monovalent hydrocarbonic radicals for one of the hydrogen atoms of ammonia.

Amino 11 -undecanoic acid	A polyamide 11 monomer.

Arkema’s Businesses	The Vinyl Products, Industrial Chemicals and Performance Products businesses carried out, as of the date of this prospectus, by Arkema France, Arkema Delaware Inc. and other TOTAL entities.

Sodium chlorate	A sodium salt used in the treatment of paper pulp, as an herbicide, or as a synthesis intermediate.

Sodium perchlorate	Sodium salt used as a synthesis intermediate.

CEFIC	European Council of the Chemical Industry.

CH4	Methane.

Chloromethane	A molecule obtained by substituting one atom of chlorine for one of the hydrogen atoms of methane. It is used mainly in the manufacture of fluorine derivatives and silicones.

CO	Carbon monoxide.

CO 2	Carbon dioxide.

COD	Chemical oxygen demand. A parameter for measuring water pollution by organic compounds, whose decomposition consumes oxygen.

Completion Date	The day when the Spin-Off of Arkema’s Businesses comes into effect, which is planned for Thursday, 18 May 2006, at 00:00 am.

Controlled oxidation	The oxidation reaction carried out under particular conditions and/or with catalysts, as opposed to total oxidation or combustion.

Co-polyamide	A polyamide obtained from two, or several, types of monomer.

Cross-linking	The modification of a linear polymer into a three-dimensional polymer by creating cross links.

Debottlenecking	A change made to an industrial installation in order to increase its production capacity.

Depth of interruptibility	In electricity consumption, the ratio between interruptible MWh and total MWh subscribed to.

Diatomite	Unicellular micro-organisms used in their fossil state (diatomites) in the chemical industry for their properties as filtering agents.

Term	Definition

Dioctylphthalate or DOP	An ester made from phthalic anhydride and mainly used as a plasticizer.

Eco Audit	Refers to a critical assessment, carried out by an entity other than the operating unit, which measures how effective the management system is in terms of protection of the environment. If necessary, the eco audit proposes corrective measures.

EDA	Refers to copolymers and terpolymers made from ethylene and acrylic esters.

EDC	The ISO code for dichloroethane.

Elf Spin-Off	The contribution by Elf Aquitaine to S.D.A. of shareholdings held in entities carrying out Arkema’s Businesses and the allocation to Elf Aquitaine shareholders of S.D.A. shares issued as consideration for such contribution.

EMAS	Environment Management Audit System. A European regulation (Eco Audit) that defines the criteria for implementing a management system for the environment within companies.

Esterification	The formation of an ester through the reaction of an acid with an alcohol.

First Trading	The admission to trading of Arkema S.A.’s shares on Eurolist by Euronexttm, which is expected to happen on Thursday, 18 May 2006, at 00:00 am.

Functional polyolefins	Ethylene-derived polymers used as binding agents in multi-layer food packaging and other industrial applications.

GEG	Greenhouse-effect gases.

Grafted polyolefins	Grafted olefin based polymers.

H2S	Hydrogen sulphide.

HCFC	Hydrochlorofluorocarbons.

HCFC 142b	Hydrochlorofluorocarbon, the precursor of VF2.

Heat stabilisers	Additives used to improve a polymer’s resistance to heat.

HF	Hydrofluoric acid.

HFC	Hydrofluorocarbons. Hydrogen-, carbon- and fluorine-based products that are mainly used in refrigeration as substitutes for CFCs (chlorofluorocarbons), following the introduction of the Montréal Agreement.

Hydrazine hydrate	A nitrogen-, hydrogen- and water- based product used as an intermediate in agrochemicals, pharmaceuticals, chemical synthesis, water treatment and foaming agents for plastics and elastomers.

ICCA	International Council of Chemical Associations.

Impact modifiers	Additives introduced into certain products, in particular PVC, to make them more impact-resistant.

Initiators	Products used to initiate chemical reactions.

Interface agents	Products used in the formulation of additives.

ISO 14001	An international standard that defines the criteria for introducing a management system for the environment in companies.

Term	Definition

Lactam 12	The polyamide 12 monomer.

Maleic anhydride	A benzene derivative mainly used in the manufacture of plasticizers and as a synthesis intermediate.

Mercaptans	Thio-alcohols and phenols.

Merger	Refers to the merger of S.D.A. with and into Arkema S.A.

Methyl methacrylate	An essential raw material in the manufacture of polymethyl methacrylate (PMMA) for the automotive, construction and equipment industries. Methyl methacrylate is used not only in the manufacture of PMMA, but also in the fields of acrylic emulsions and plastic additives.

Methylmercaptan	A mercaptan mainly used as an intermediate in the synthesis of methionine (an amino acid used in animal feed), but also as a raw material for various sulphur derivates.

Mineral charges	Mineral additives introduced into the composition of certain products in order to modify their properties.

MIS	Refers to organic materials in suspension. These are solid particles present in water that can be retained by physical or mechanical means (filtration and sedimentation).

Molecular sieves	Synthesised mineral products used to purify liquids and gases by the selective adsorption of molecules.

N2O	Nitrogen protoxide. A gas produced by certain processes and also present in the emissions from furnaces.

NH3	Ammonia.

NOX	The family of nitrogen oxides, produced mainly by combustion processes.

Organic peroxides	Oxidizing organic products used as initiators for polymerisation and as cross-linking agents.

Oxo-alcohols	Alcohols derived from propylene and used as synthesis intermediates.

Oxygenated solvents	Substances such as alcohols, ketones, and ethers that contain oxygen atoms and have the ability to dissolve other substances without modifying them chemically.

PER	The ISO code for cross-linked polyethylene.

Perlite	A natural silicate of volcanic origin used in the industry for its properties as a filtering agent.

PET	The ISO code for polyethylene terephthalate.

Phthalic anhydride	An orthoxylene derivative mainly used in the manufacture of plasticizers and as a synthesis intermediate.

PMMA	The ISO code for polymethyl methacrylate.

Polyamide	A polymer obtained by the reaction of a di-acid on a di-amine, or from the polymerisation of a monomer having both an acid and an amine function.

Term	Definition

Polyamide 11 or PA 11 and polyamide 12 or PA 12	Thermoplastic polyamides, whose monomers have 11 and 12 carbon atoms, respectively.

Polyethylene	A plastic obtained by the polymerisation of ethylene.

Polymerisation	The union of several molecules of one or several compounds (monomers) to form a large molecule.

Polymers	Products made by polymerisation.

Polystyrene	A plastic obtained by the polymerisation of styrene, an aromatic compound.

Polyvinyl chloride or PVC	A plastic obtained by the polymerisation of VCM.

Processing agents	Products that facilitate the conversion of polymers by moulding or extrusion.

Product life cycle	Refers to all the transformation stages of a material, from the extraction of raw materials through to the management of the final used product.

PTFE	The ISO for polytetrafluoroethylene.

PVC	The ISO for vinyl polychloride or polyvinyl chloride.

PVDF	The ISO code for polyvinylidene fluoride.

RCMS	Responsible Care Management System.

REACH (Registration, Evaluation and Authorisation of Chemicals)	The future European regulation concerning the registration, evaluation and authorisation of chemical substances, whose adoption process is currently under way, and that should come into force in 2007. A preliminary version of this regulation was presented by the European Commission on 29 October 2003, and an amended text was adopted by the European Parliament on its first reading in November 2005.

Responsible care	A voluntary initiative by the world chemical industry to achieve continuous progress in safety, health and environment, managed in France by the UIC under the name of ’Engagement de progrès®’ (‘Commitment to Progress’).

SDF	Security data form.

SF6	Sulphur hexafluoride.

SO 2	Sulphur dioxide.

SQAS	Safety and Quality Assessment Systems.

Stabilisers	Additives used to preserve a given composition of a product.

Surfactants	An agent that causes an increase in a liquid’s extendibility and moistening properties by lowering its surface tension.

T111	1.1.1-trichloroethane.

Term	Definition

The Kyoto Protocol	An international agreement between 84 countries on 11 December 1997 in Kyoto (Japan), which is complementary to the Convention on Climate Change of May 1992 within the framework of the United Nations (known as UNFCCC — United Nations Framework Convention on Climate Change).The Kyoto Protocol came into force on 16 February 2005.

The Spin-Off of Arkema’s Businesses	Refers to the transaction (the subject of this prospectus) that is carried out through two partial spin-offs (scissions partielles) and a merger, with the aim of establishing an important player in the world chemicals industry that is independent of Total and encompasses Arkema ’s Vinyl Products, Industrial Chemicals and Performance Products businesses. The Spin-Off of Arkema’s Businesses is described in Chapter 2 of this prospectus.

Thioglycolic acid	An organic thio-acid used in a variety of applications (notably the stabilisation of PVC and cosmetics).

Total Spin-Off	The contribution by Total S.A. to Arkema S.A. of shareholdings held in the entities carrying out Arkema’s Businesses and the allocation to Total S.A.’s shareholders of Arkema S.A. shares issued as consideration for such contribution.

UIC	Union des industries chimiques, or Union of Chemical Industries. The professional body of the chemical industry in France.

Unsaturated polyesters	Esters with high molecular weights produced by the linking of numerous ester molecules that have double bonds between carbon atoms.

Urea-formaldehyde resins or amino resins	Synthetic resins obtained by the reaction of condensation between urea and formaldehyde.

VCM	The ISO code for vinyl chloride monomer.

VF2	The PVDF monomer.

Vinyl acetate	An ester derived from methanol and mainly used as raw material for EVAs (performance polyolefins).

Vinyl compounds and PVC compounds	Useable products that are produced by mixing PVC with additives (plasticisers, stabilisers, dyes, etc.).

VOC	Volatile organic compounds.

APPENDIX A —
COMBINED FINANCIAL STATEMENTS AND STATUTORY AUDITORS’
REPORT FOR FINANCIAL YEAR 2003

A.1	Combined financial statements for financial year 2003

A.2	KPMG Audit report for financial year 2003

APPENDIX A.1 —
COMBINED FINANCIAL STATEMENTS 2003

COMBINED INCOME STATEMENT AT DECEMBER 31, 2003

	Notes	2003

	(In millions of
	euros)
Sales	(1&2)	5 047
Operating expenses		(4 413)
Research and development expenses	(3)	(191)
Selling and administrative expenses		(452)

Recurring operating income	(1)	(9)

Other expenses	(4)	(302)
Other income	(4)	9

Operating income	(1)	(302)

Equity in income of affiliates	(9)	2
Cost of debt	(5)	(4)
Income taxes	(6)	(52)

Net income		(356)

Of which minority interests		2

Net income — Group share		(358)

Earnings per share (amount in euros)		(5.91)
Diluted earnings per share (amount in euros)		(5.91)

Depreciation and amortization		(289)
Recurring EBITDA		280

COMBINED BALANCE SHEET AT DECEMBER 31, 2003

	Notes	31.12.2003

		(In
		millions
		of euros)
ASSETS
Intangible assets, net	(7)	318
Property, plant and equipment, net	(8)	1 667
Equity affiliates: investments and loans	(9)	73
Other investments	(10)	23
Deferred income tax assets	(6)	36
Other non-current assets	(11)	205

TOTAL NON-CURRENT ASSETS		2 322

Inventories	(12)	1 029
Accounts receivable	(13)	970
Prepaid expenses and other current assets	(13)	245
Income taxes recoverable		20
Cash and cash equivalents		52

TOTAL CURRENT ASSETS		2 316

TOTAL ASSETS		4 638

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	(14)	—
Paid-in surplus and retained earnings		2 550
Cumulative translation adjustment		(198)
Treasury shares		—

SHAREHOLDERS’ EQUITY — GROUP SHARE		2 352

Minority interests		25

TOTAL SHAREHOLDERS’ EQUITY		2 377

Deferred income tax liabilities	(6)	58
Provisions	(15)	961
Non-current debt	(16)	51

TOTAL NON-CURRENT LIABILITIES		1 070

Accounts payable		665
Other creditors and accrued liabilities	(17)	500
Income taxes payable		26
Current debt	(16)	—

TOTAL CURRENT LIABILITIES		1 191

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4 638

COMBINED CASH FLOW STATEMENT AT DECEMBER 31, 2003

	Notes	31.12.2003

		(In
		millions
		of euros)
Cash flow — operating activities
Net income		(356)
Depreciation, amortization and impairment of assets	(7)&(8)	307
Provisions, valuation allowances and deferred taxes		227
(Gains)/losses on sales of assets		5
Undistributed affiliate equity earnings		1
Change in working capital		(37)

Cash flow from operating activities		147

Cash flow — investing activities
Intangible assets and property, plant, and equipment additions		(288)
Acquisitions of subsidiaries, net of cash acquired		(7)
Increase in long-term loans		—
Total expenditures		(295)
Proceeds from sale of intangible assets and property, plant, and equipment		13
Proceeds from sale of subsidiaries, net of cash sold		2
Proceeds from sale of other investments		10
Repayment of long-term loans		24
Total divestitures		49

Cash flow from investing activities		(246)

Cash flow — financing activities
Issuance (repayment) of shares		(4)
Dividends paid to Parent company shareholders		—
Dividends paid to Minority shareholders		—
Issuance of long-term debt		—
Repayment of long-term debt		(10)
Increase in short-term borrowings and bank overdrafts		34
Decrease in short-term borrowings and bank overdrafts		(15)

Cash flow from financing activities		5

Net increase/(decrease) in cash and cash equivalents		(94)
Effect of exchange rates and changes in scope		(7)
Cash and cash equivalents at the beginning of the year		153
Cash and cash equivalents at year-end		52

COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

								Recognized
	Shares issued*				Cumulative	Treasury shares		directly	Shareholders’		Total
			Paid-in	Retained	translation			through	equity — group	Minority	shareholders’
	Number	Amount	surplus	earnings	adjustment	Number	Amount	equity	share	interests	equity

	In millions of euros
As of January 1, 2003	—	—	—	2 908	—	—	—	—	2 908	33	2 941

Cash dividend	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	(358)	—	—	—	—	(358)	2	(356)
Issuance of share capital	—	—	—	—	—	—		—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	—	—	—	—
Cancellation of purchased treasury shares	—	—	—	—	—	—	—	—	—	—	—
Sale of treasury shares	—	—	—	—	—	—	—	—	—	—	—
Changes in items recognized directly through equity	—	—	—	—	—	—	—	—	—	—	—
Translation adjustments	—	—	—	—	(198)	—	—	—	(198)	(3)	(201)
Other changes	—	—	—	—	—	—	—		—	(7)	(7)

As of December 31, 2003	—	—	—	2 550	(198)	—	—	—	2 352	25	2 377

*	see note 14

     In the context of the admission of Arkema S.A. shares to listing, in order to present an economic view of the Arkema scope of business which did not previously constitute a separate legal structure within Total , combined financial statements have been prepared on the bases described hereafter.
      The accounting policies used in the preparation of these financial statements are those defined in regulation 99-02 issued by the French Comité de Réglementation Comptable, as described in paragraph B “Accounting policies” of the notes to the financial statements.
      As combined accounts, and in application of the principles set out in section VI of regulation 99-02 issued by the French Comité de Réglementation Comptable and, to the extent required, on the basis of conventions relating to the definition of the scope of combination and to the accounting treatment of certain transactions.
      These conventions are described in paragraph A “Basis of preparation of the combined financial statements” included in the notes to the combined financial statements.

A.	BASIS OF PREPARATION OF THE COMBINED FINANCIAL STATEMENTS
      In these financial statements:

—	“Arkema S.A.” or “Company” means the company formerly named DAJA 34, whose shares will be approved for listing on Eurolist by Euronexttm. By a resolution of its general meeting on 6 March 2006 and effective as of 18 April 2006, DAJA 34 was renamed Arkema;

—	“Arkema France” means the company formerly named Arkema (and before that Atofina). Arkema was renamed Arkema France by a resolution of its extraordinary general meeting on 20 February 2006, effective as of 18 April 2006;

—	“Group” or “ARKEMA” means the group composed of Arkema S.A., Arkema France and all the subsidiaries and shareholdings which will be directly or indirectly held by Arkema S.A. and Arkema France;

—	“Total S.A.” means the company Total S.A. whose shares are admitted to trading on Eurolist by Euronexttm;

—	“Total” means the Total group, that is Total S.A. and all the subsidiaries and shareholdings directly or indirectly held by Total S.A., with the exception of Arkema .

—	“Completion date” means the day when the spin-off of Arkema’s businesses comes into effect, which is planned for Thursday, 18 May 2006, at 00:00 am.

I.	Background to the constitution of Arkema’s legal ownership structure
      In February 2004, Total decided to reorganize its Chemicals sector, bringing together three of its businesses, Vinyl Products, Industrial Chemicals and Performance Products, in a new structure which, on October 1, 2004, took the name of Arkema.
      As the businesses which constituted Arkema were not contained within a separate legal structure prior to this decision, a number of capital transactions were, or will be before the date of listing, carried out within Total in order to allow Arkema to legally own all of its subsidiaries. Thus:

•	Companies which carried out Arkema’s and non- Arkema’s Businesses were split into separate entities by means of asset and liability contributions or transfers as of October 1, 2004, mainly in France, Germany, the United Kingdom, Spain, Italy and Singapore.

•	Companies which operated in Arkema’s Businesses but which were not owned by companies belonging to the Arkema Group were or will be brought together under a holding company through a number of acquisition or spin-off transactions.

•	Companies which did not operate in Arkema’s Businesses but which were owned by companies controlled by Arkema were, or will be, sold to Total .

      All of these transactions generated internal changes in the identity of companies which owned investments within Arkema however the overall level of ownership by Total was not modified. These transactions were considered to be exchanges of assets between entities under common control and were thus carried out at net book value.
     II.     Scope of combination
      Historically, the Arkema’s Businesses were not separately reported in the financial statements as they did not constitute a distinct business segment within Total. Combined financial statements have thus been prepared in order to present an economic view of the Arkema’s Businesses as from 2003. These combined financial statements have been prepared on the basis of the companies’ financial statements historically consolidated in Total ’s accounts, in accordance with the accounting policies then applicable in that group.
      The scope of combination includes, in addition to companies owned directly or indirectly by Arkema France, companies owned directly by the Total group which are operationally attached to Arkema’s Businesses. Companies owned by entities controlled by Arkema but whose activities are not operationally attached to Arkema have been excluded from the scope of combination.
      In addition, over the period for which the combined financial statements are prepared, certain companies carried out both Arkema’s and non- Arkema’s Businesses (mainly Petrochemicals businesses and Specialty Chemicals businesses). In order to only combine businesses which are operationally attached to Arkema, the non-Arkema’s Businesses were carved out from the individual financial statements of such companies included in the scope of combination, particularly in France, Germany, Italy, the United Kingdom and Spain. For the periods prior to the asset and liability contributions or transfers completed on October 1, 2004, the non-Arkema’s Businesses were excluded in the following manner:

•	Assets and liabilities which did not belong to Arkema were identified on the basis of the assumptions made in the legal transactions completed on October 1, 2004. These assets and liabilities were excluded through a double entry to shareholders’ equity or debt, depending on the nature of the transactions in question.

•	Income and expenses were allocated on the basis of management accounting which presented a breakdown by operational activity either directly attached, or not, to Arkema’s Businesses. Income and expenses which could not be directly allocated were recorded in a Corporate section. Income and expenses of this section were subjected to detailed analysis and were then allocated in a manner consistent with the assumptions made on allocation of assets and liabilities to each business. In addition certain expenses (mainly general and administrative expenses) which could not be directly allocated to Arkema’s Businesses were allocated on the basis of relevant criteria depending on the nature of the costs in question. These costs do not cover the cost of additional head office functions that Arkema will need to bear as an independent listed Group. Such latter costs will be incorporated in the pro forma financial statements.

•	Cash flows related to Arkema’s Businesses were analyzed on the basis of the assumptions made in the allocation of assets and liabilities to each business.
     III.     Specific operations
     III.1     Former industrial sites
      Certain industrial sites of Arkema companies on which activities have been discontinued have been excluded from the combined financial statements as from the date of cessation of business because of agreements under which Total accepts to take over such sites and the related environmental risks. The sites in question are located in France and in Belgium.
      Active sites in respect of which Total has assumed the environmental risks have been maintained in the financial statements, with the costs related to this transfer of risks being included in expenses under the “restructuring and environmental charges” caption.

      In the United States, Total will assume the financial impact of cleanup obligations (costs of restoration and clean-up of the soil and groundwater, the costs of proceedings, the costs associated with settlement agreements and the costs of compensating damage caused to persons, property and natural resources) of certain closed industrial sites which were operated or owned by Arkema in the past and sites owned by third parties but in respect of which the Group is liable as a result of having used them to store waste from the aforementioned sites. As from January 1, 2006, Total will reimburse the costs incurred by Arkema Inc. (net of tax impact). Arkema maintains the existing provisions in its financial statements and recognizes a receivable on Total corresponding to the share of the provisions (net of tax impact) recognized by Arkema Inc. which are expected to be used after January 1, 2006.
     III.2     Employee benefit obligations
      In accordance with the laws and practices of each country, Arkema participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the national bodies responsible for the payment of benefits.
      Employees and retirees benefiting from these plans have been allocated on the basis of the split of operations between Arkema’s Businesses and non-Arkema’s Businesses at October 1, 2004 (date of legal creation of the Arkema companies). This allocation is deemed to be effective as of January 1, 2003 in the combined financial statements.
     Pension and other post employment benefits
      Valuation assumptions have not been modified compared to those used in the historical financial statements.
      The provision at December 31, 2003 corresponds to the net funding obligation, if any. Unrecognized actuarial gains and losses at this date have been recorded against opening shareholders’ equity at January 1, 2003, being the date at which these benefit obligations are deemed to be initially recognized.
      In addition, the combined financial statements have the following specific characteristics:

•	Benefit obligations relating to rights vested in the United States in respect of employees who had retired or left the Group before December 31, 2004, and the corresponding plan assets, have been almost completely excluded from the combined financial statements as a result of agreements under which Total will bear the related expenses and provisions. The same principle is applicable in the United Kingdom for rights acquired in respect of employees who had retired or left the Group before September 30, 2004 and for the corresponding plan assets.

•	Benefit obligations related to the supplementary pension plans of Arkema France were outsourced to an insurance company in 2004 and 2005. This transaction is deemed to have been carried out on January 1, 2003:

—	For the pensioners, the transaction corresponds to the complete transfer of the obligation to the insurance company, the payments were made in 2004 and 2005;

—	For active employees, the transaction corresponds to external financial covering of benefit obligations which are reflected in the financial statements in accordance with the valuation methodology defined in the outsourcing contract.
     Arkema France “CASAIC” pre-retirement plan
      In accordance with the terms of the asset and liability contribution agreement signed on October 1, 2004, obligations related to the CASAIC pre-retirement plan have been kept by Arkema, including those related to petrochemicals businesses which remained with Total.

      Arkema will be fully responsible for managing these obligations until the provisions are no longer required.
     Other long-term benefits
      Valuation of long-service awards was carried out on the basis of the breakdown of the workforce between Arkema’s Businesses and non- Arkema’s Businesses as of October 1, 2004 (date of the legal creation of the Arkema companies).
      These benefit obligations were initially recognized as of January 1, 2003 in the combined financial statements.
     III.3     Income taxes
      Current and deferred tax expense was determined without taking account of the effect of any tax consolidations existing within Total and without taking account of any future tax consolidations as may exist within the new Arkema legal structure.
      Results of French companies whose business is attached to the Arkema scope were taken into account in the tax consolidation put in place by Total in application of the provisions of article 223-A of the French General Tax Code. In application of the tax consolidation agreement, any tax losses incurred up until December 31, 2005 will be kept by Total.
     III.4     Debt and shareholders’ equity
      The combined financial statements include companies which, at January 1, 2003, did not yet have any ownership relationship between them and, conversely, exclude companies whose businesses are not operationally attached to Arkema’s Businesses but which are still owned at January 1, 2003 by Arkema companies. These transactions have been dealt with in the following manner in the combined financial statements:
     Acquisitions of companies
      Acquisitions of companies not owned by Arkema companies have all been deemed completed on January 1, 2003 with a double entry being recorded as an increase to financial debt. Any difference between the transaction value and the shareholders’ equity of the acquired company has been recognized directly through shareholders’ equity as of January 1, 2003.
      The transaction price has not been retroactively adjusted for the results of the periods between January 1, 2003 and the transaction date. This difference has been recognized in shareholders’ equity.
     Exclusion of companies from the scope of combination
      Disposals of investments not operationally attached to Arkema’s Businesses but owned by Arkema companies are deemed to have been completed on January 1, 2003 with a double entry being recorded as a decrease to financial debt.
      As for acquisitions, the difference between the historical book value and the sale price has been recognized through shareholders’ equity. Results prior to the date of sale and any gains or losses on sale have been excluded from the combined income statement.
     Recapitalizations
      Recapitalizations which took place between January 1, 2003 and December 31, 2005 in the context of implementation of the transactions related to the constitution of the Group are deemed to have been completed on January 1, 2003.

     Recognition of dividends
      Certain entities whose business is operationally attached to Arkema but which have not historically been owned by Arkema companies have paid dividends between January 1, 2003 and the date of acquisition of their shares (by Arkema companies). These dividends have been considered as having been received by Arkema , with a double entry being recorded as a decrease to financial debt.
      Symmetrically, dividends received by Arkema companies as from January 1, 2003 from subsidiaries which are not operationally attached to Arkema (and which were subsequently sold after payment of these dividends) have been removed from cash flows received by the Group. The level of financial debt at January 1, 2003 has been adjusted in consequence.
     Cost of debt
      The cost of net debt, whose payment itself constitutes a change in the amount of debt, has been determined on the basis of the historical financial cost of transactions which relate exclusively to Arkema businesses, adjusted to reflect the finance expense related to the effect of the aforementioned transactions. The latter finance expense is calculated on the basis of an average annual interest rate.

B.	ACCOUNTING POLICIES
      The combined financial statements of Arkema have been prepared in accordance with Generally Accepted Accounting Principles in France (French “GAAP”) and in particular with regulation no. 99-02, approved by the decree dated June 22, 1999, of the French Accounting Regulations Committee.
      The combined financial statements have been prepared under the historical cost convention. The key accounting policies applied by the Group are presented below.
      The 2003 combined financial statements are presented without comparative prior year accounts.

I.	Combination principles
      The scope of combination includes, in addition to companies owned directly or indirectly by Arkema France, investments owned by companies in the Total group because of their operational attachment to Arkema’s Businesses. Investments owned by companies controlled by Arkema but whose businesses are not operationally attached to Arkema have been excluded from the scope of combination.
      The principles applied in preparing the combined financial statements are as follows:

•	Companies operationally attached to Arkema’s Businesses at December 31, 2003 which are directly or indirectly controlled by Arkema, or directly or indirectly controlled by Total , have been fully included in the combined financial statements.

•	Investments in companies under joint control are accounted for by the equity method.

•	Investments in associates over which significant influence is exercised are accounted for under the equity method. Where the ownership interest is less than 20%, combination under the equity method is only applied in cases where significant influence can be demonstrated.

•	Shares owned in companies which do not meet the above criteria are included in other investments.
      All material transactions between combined companies, and all intercompany profits have been eliminated.
II.     Foreign currency translation
     II.1     Translation of financial statements of foreign companies
      The functional operating currency of foreign companies in the scope of combination is their local currency, in which most of their transactions are denominated. Their balance sheets are translated into euros on the basis of exchange rates at the end of the period; the statements of income and of cash flows are translated using the average exchange rates during the period. Foreign exchange differences resulting from translation of the financial statements of these subsidiaries are recorded either in “Cumulative translation adjustments” in shareholders’ equity in the combined financial statements for the Group share or in “Minority interests” for the minority share.
     II.2     Transactions in foreign currencies
      Transactions denominated in foreign currencies are translated at the exchange rates applicable at the date of the transactions. Gains and losses resulting from translation of balances resulting from such transactions at the closing rate are recognized in recurring operating income.
III.     Intangible assets and goodwill
      Intangible assets include goodwill, software, patents, trademarks and leasehold rights. They are amortized on a straight-line basis over 3 to 40 years depending on the useful life of the assets.
      Intangible assets are recognized in the balance sheet at their acquisition or production cost, less any accumulated amortization and allowances for impairment in value.
      Goodwill represents the difference between the purchase price, as increased by related costs, of shares of combined companies and the Group share of the value of their net assets at the acquisition date.
IV.     Property, plant and equipment
     IV.1     Gross value
      The gross value of items of property, plant and equipment corresponds to their acquisition or production cost. Equipment subsidies are deducted directly from the cost of the assets which they financed. Routine maintenance and repairs are charged to income in the financial year in which they are incurred.
      Fixed assets which are held under capital lease and similar arrangements are capitalized (such assets are depreciated using the methods and useful lives described below). The corresponding lease obligation is recorded as a liability.
     IV.2     Depreciation
      Depreciation is calculated on a straight-line basis on the basis of the acquisition or production cost. Assets are depreciated over their estimated useful lives by category of asset. The principal categories and useful lives are as follows:

• Machinery and tools:	5-10 years
• Transportation equipment:	5-20 years
• Specialized complex installations:	10-20 years
• Buildings:	10-30 years

V.	Impairment of long-lived assets
      Long-lived assets, either intangible or tangible, are written down when their fair market value appears to be permanently lower than their carrying value.
      Impairment is determined for each autonomous group of assets representing an economic entity by comparing its carrying value with the future cash flows expected from it, based upon Group Management’s expectation of future economic and operating conditions or, when the asset is to be sold, by comparison with its market value.

      Any impairment is calculated as the difference between the value as defined above (value in use or market value) and the carrying value of the related asset and is recorded as additional depreciation/ amortization adjusting the carrying value.
VI.     Investments in non-combined companies
      Investments in companies over which the Group does not have the ability to exercise significant influence (generally less than 20% owned or subsidiaries excluded from the scope of combination in application of the principles outlined above) are recognized at acquisition cost. This amount may be reduced by an allowance for impairment in value which, if required, is based on the economic value of the investment, calculated primarily on the basis of adjusted shareholders’ equity for non listed investments.
VII.     Inventories
      Inventories are valued in the combined financial statements at the lower of cost and net realizable value. Cost of inventories is generally determined using the weighted average cost (WAC) method.
      Cost of chemical products inventories includes raw material and direct labor costs and an allocation of production overheads and straight-line depreciation. Start-up costs and general and administrative costs are excluded from the cost of chemical products inventories.
VIII.     Accounts receivable
      Trade receivables are recognized at their nominal value. If required, a bad debt provision is recognized on the basis of the risk of non-recovery of the receivables.
IX.     Provisions
      A provision is recognized when:

•	The group has a current legal, regulatory or contractual obligation to a third party resulting from past events. It can also result from Group practices or public commitments which create a legitimate expectation among the third parties in question that the Group will assume certain responsibilities,

•	It is certain or probable that the obligation will lead to an outflow of resources to the benefit of these third parties, and

•	The amount of the outflow of resources can be estimated reliably and corresponds to the best possible estimate of the obligation. If this is not the case, disclosure in respect of the obligation is made in the notes to the financial statements (See Note 18 — Contingent liabilities).
      When it is expected that full or partial reimbursement of the costs for which the provision is recognized will be received, the expected reimbursement is recognized as a receivable if, and only if, the Group is virtually certain of obtaining the reimbursement.

X.	Pension and other post employment benefits
      In accordance with recommendation n° 2003.R-01 of the French Accounting Regulations Committee pertaining to pension benefit obligations:

•	Payments made in the context of defined contribution pans are recognized in expenses of the period.

•	Obligations in respect of defined benefit plans are recognized and valued using the actuarial projected unit credit method.

      For defined benefit plans, the valuation of obligations under the projected unit credit method principally takes into account:

•	An assumption concerning the date of retirement,

•	A discount rate which depends on the geographical region and the duration of the obligations,

•	An inflation rate;

•	Assumptions in respect of future increases in salaries, rates of employee turnover and increases in health costs.
      Differences which arise between the valuation of obligations and forecasts of such obligations (on the basis of new projections or assumptions) and between forecasts and outcomes of returns on plan assets are termed actuarial gains and losses. In application of the corridor method, the portion of such gains and losses which exceeds 10% of the greater of the amount of the obligations or the fair value of plan assets is amortized over the expected average remaining working life of employees.
      On modification or creation of a plan, the portion of obligations which vest immediately as a result of past service is charged immediately to income; the portion of obligations which do not vest immediately is amortized over the remaining vesting period.
      The amount of the provision takes account of the value of assets which are allocated to cover pension and other post-employment benefit obligations. The value of these assets is deducted from the provision for such benefit obligations.
     Long-term benefits
      Long-service awards were recognized in liabilities for the first time on January 1, 2003.
      In respect of long-term benefits, and in accordance with applicable laws and regulations, provisions are recognized using a simplified method. Thus, if an actuarial valuation using the projected unit cost method is required, actuarial gains and losses and all past service costs are recognized immediately in the provision without application of the corridor rule.
XI.     Non-current and current debt
      Non-current and current debt is stated at its nominal amount as increased by any accrued interest.
XII.     Use of estimates
      Preparation of the combined financial statements led Group management to make estimates and choose assumptions which can have a material effect on the amounts recognized in the financial statements.
      The accounting policies concerned by the application of estimates and judgment include, in particular, the following: impairment of assets, accounting for pensions and similar post-employment benefit obligations, non-current liabilities and the calculation of the income tax expense.
XIII.     Recognition of sales
      Sales are recognized on transfer of ownership, according to the terms of the sales contracts.
XIV.     Research and development costs
      Research and development costs are recognized in expenses in the financial year in which they are incurred.

XV.     Deferred income taxes
      The Group uses the liability method whereby deferred income taxes are recognized based upon the temporary differences between the financial statement and tax basis of assets and liabilities, as well as on tax loss carryforwards and other tax credits.
      Deferred tax assets and liabilities are valued on the basis of enacted, or virtually enacted, tax rates at the balance sheet date. The effect of any changes in tax rates is recognized in income for the financial year.
      Deferred tax assets are recognized to the extent that their recovery is probable. In order to assess the likelihood of recovery of such assets, account is notably taken of the outlook in terms of profitability as determined by the Group.
XVI.     Earnings per share
      The number of shares used for the calculation of earnings per share was determined as being the number resulting from the application of the spin-off share issuance ratio, being 1 for 10, to the number of Total S.A. shares in issue at December 31, 2005, excluding Total S.A. shares directly owned by Total S.A. (in respect of which no Arkema S.A. shares will be issued).
      Diluted earnings per share is equal to earnings per share as no dilutive instrument has been issued.
XVII.     Information by segment
      Information by segment is prepared on the basis of two separate criteria. The primary criterion is based on the Group’s business segments; the secondary criterion is based on the main geographical areas in which the group operates.
      The financial information for each business segment is reported on the same basis as that used internally by management in assessing segment performance and in allocation of segment resources.
      The Group’s activities are conducted through three business segments: Vinyl Products, Industrial Chemicals and Performance Products.

•	Vinyl Products include chlorochemicals and PVC, vinyl compounds and downstream converting (pipes and profiles). They are used in areas such as water treatment, healthcare, hygiene, electronics, sports and leisure and automobile equipment.

•	Industrial Chemicals brings together acrylics, PMMA, thiochemicals, fluorochemicals and hydrogen peroxide. These intermediates are used as raw materials in numerous industrial sectors such as refrigeration, insulation, production of paper pulp, textiles, pharmaceuticals, animal feed, ink and paint, electronics and the automobile sector.

•	Performance Products brings together technical polymers, specialty chemicals, organic peroxides, additives, urea formaldehyde resins and agrochemicals. They are used in a variety of sectors from transport to sporting equipment, cosmetics to medical equipment, construction, civil engineering and even electronics.
      Functional and financial activities which cannot be directly allocated to operational activities are brought together under a Corporate section.
XVIII.     Main accounting and financial indicators
      The main performance indicators used are as follows:

•	Operating income: this includes all income and expenses other than the cost of debt, equity in income of affiliates and income taxes.

•	Other income and expenses: these correspond to a limited number of well-identified non-recurring items of income and expense of a particularly material nature that the Group presents separately in its income statement in order to facilitate understanding of its recurring operational performance. These items of income and expense are:

—	impairment losses in respect of non-current assets (including goodwill amortization),

—	gains or losses on sale of assets,

—	certain large restructuring and environmental expenses which would hamper the interpretation of recurring operating income,

—	certain expenses related to litigation and claims whose nature is not directly related to ordinary operations.

•	Recurring operating income: this is calculated as the difference between operating income and other income and expenses as previously defined.

•	Recurring EBITDA: this corresponds to recurring operating income increased by depreciation and amortization.

•	Working capital: this corresponds to the difference between inventories, accounts receivable, prepaid expenses and other current assets and income taxes recoverable on the one hand and accounts payable, other creditors and accrued liabilities and income taxes payable on the other hand.

•	Capital employed: this is calculated by aggregating the net carrying amounts of intangible assets, property, plant and equipment, equity affiliate investments, other investments, other non-current assets (excluding deferred tax assets) and working capital.

•	Net debt: this is the difference between current and non-current debt and cash and cash equivalents.
XIX.     Cash flow statements
      Cash flows in foreign currencies are translated into euros using the average exchange rates during the year. The cash flow statement excludes foreign exchange differences arising from the translation into euros of assets and liabilities recognized in balance sheets denominated in foreign currencies at the end of the period (except for cash and cash equivalents). In consequence, cash flows cannot be recalculated on the basis of the amounts shown in the balance sheet.
      Cash and cash equivalents are liquid assets and assets which can be converted into cash within less than 3 months. Changes in short-term borrowings and bank overdrafts are included in cash flows from financing activities.

NOTES TO THE COMBINED FINANCIAL STATEMENTS
      All amounts are expressed in millions of euros unless otherwise indicated.

1.	Information by business segment
      Information by business segment is presented on the same basis as that used internally in the preparation of management reporting. It represents the internal segment financial information used to manage and assess the Group’s performance. The Group’s activities are conducted through three business segments: Vinyl Products, Industrial Chemicals and Performance Products.
      Operating income and assets are allocated between business segments before inter-segment adjustments. Sales prices between segments approximate market prices.

	2003

	Vinyl	Industrial	Performance	Holding/	Group
2003	Products	Chemicals	products	Corporate	total

	(In millions of euros)
Non-Group sales	1 219	2 020	1 802	6	5 047
Inter-segment sales	78	133	19	1	—
Total sales	1 297	2 153	1 821	7	—

Recurring operating income	(52)	90	35	(82)	(9)

Other income and expenses	(8)	(48)	(16)	(221)	(293)
Operating income	(60)	42	19	(303)	(302)

Equity in income of affiliates	2	—	—	—	2
Details of significant non-cash expenses by segment:
Depreciation and amortization	(55)	(115)	(106)	(13)	(289)
Asset impairment(1)	—	—	—	—	—
Changes in provisions recognized through income	8	(10)	(14)	(208)	(224)
Recurring EBITDA	3	205	141	(69)	280
Intangible assets & Property, plant, and equipment, net	353	812	724	96	1 985
Investments in equity affiliates	33	36	2	2	73
Non-current assets (excluding deferred income tax assets)	100	65	13	50	228
Working capital	239	374	468	(8)	1 073

Capital employed	725	1 287	1 207	140	3 359
Provisions	(165)	(160)	(146)	(490)	(961)
Deferred income tax assets	—	—	—	36	36
Deferred income tax liabilities	—	—	—	(58)	(58)
Net debt	—	—	—	(1)	(1)
Intangible assets and property, plant, and equipment additions	64	121	102	1	288

(1)	No reversals of impairment provisions were recognized in the year.
     Because of their unusual or particularly material nature, certain transactions are monitored at Group level and are excluded from the business segments.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

2.	Information by geographical area

	2003

		Rest of			Rest of the
2003	France	Europe	NAFTA(1)	Asia	World	Total

	(In millions of euros)
Non-Group sales	898	2 052	1 227	591	279	5 047
Capital employed	1 669	512	1 002	153	23	3 359
Intangible assets and property, plant, and equipment additions	154	26	97	11	—	288

(1)	NAFTA: United States, Canada, Mexico.
     Non-Group sales are presented on the basis of the geographic location of customers. Capital employed is presented on the basis of the location of the assets in question.

3.	Research and development expenses
      Research and development expenses include salaries, purchases, sub-contracting costs, depreciation and amortization.

4.	Other income and expenses

	31.12.03

	Expenses	Income

	(In millions of euros)
Restructuring and environmental charges	(91)	2
Goodwill impairment charges	(18)	—
Asset impairment charges (other than goodwill)	—	—
Litigation and claims	(179)	—
Gains (losses) on sales of assets	(14)	7

Total other income and expenses	(302)	9

      No reversals of impairment provisions were recognized in the year.
     Restructuring and environmental costs mainly relate to reorganizations carried out in France for an amount of €76 million, including the sale of Brominated compounds (€20 million), the transfer of production of EVA (€19 million), the closure of the Brignoud site (€14 million) and pre-retirement plans (€ 23 million).
      Expenses relating to litigation and claims mainly correspond to provisions recognized in respect of proceedings in progress in Europe and the United States pertaining to antitrust legislation.

5.	Cost of debt
      The cost of debt amounts to € 4 million. The average interest rate applied in the financial year was 2.48%.

6.	Income taxes
      The income tax expense is broken down as follows:

In millions of euros
Current income taxes	(46)
Deferred income taxes	(6)

Total income taxes	(52)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
      The analysis by source of the net deferred tax liability is as follows, before offset of assets and liabilities at fiscal entity level:

In millions of euros

Tax loss and tax credit carryforwards	—
Provisions for pensions and similar obligations	84
Other temporarily non-deductible provisions(1)	115
Gross deferred tax assets	199
Valuation allowance for deferred tax assets	(61)
Excess tax over book depreciation	72
Other temporary tax deductions	88
Gross deferred tax liabilities	160
Net deferred tax liabilities	(22)

(1)	See notes 4 & 15
     After offset of assets and liabilities at fiscal entity level, deferred taxes are presented as follows in the balance sheet:

In millions of euros

Deferred tax assets	36
Deferred tax liabilities	58
Net deferred tax liabilities	(22)

Reconciliation between income tax expense and pre-tax income

In millions of euros

Net income	(356)
Income taxes	(52)
Pre-tax income	(304)
French corporate tax rate	35.43%
Theoretical tax income (expense)	108
Difference between French and foreign income tax rates	(1)
Tax effect of equity in income of affiliates	—
Permanent differences	(7)
Change in valuation allowance	(4)
Deferred tax assets not recognized(1)	(149)
Income taxes per the income statement	(52)

(1)	These are mainly comprised of losses used in the Total group tax consolidation
     The French corporate tax rate includes the standard tax rate (33.33%) and additional taxes applicable in 2003 that bring the overall tax rate to 35.43%.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Time limits for carryforward of tax losses and tax credits
      The Group has tax losses carryforwards and tax credits which can be used up to their year of expiration indicated in the table below:

	Base	Tax amount*

	(In millions of euros)
2004	—	—
2005	2	1
2006	10	3
2007	5	1
2008	3	1
2009 and beyond	7	2
Tax losses that can be carried forward indefinitely	87	31
Total	114	39

Tax credits that can be carried forward indefinitely		1

*	These tax losses and tax credits have not given rise to recognition of deferred tax assets in the balance sheet.

7.	Intangible assets

			Other
	Goodwill (on	Goodwill	Intangible
	Acquisition)	(Legal)	Assets	Total

	(In millions of euros)
Gross value
As of January 1, 2003	758	6	400	1 164
Acquisitions	—	—	13	13
Disposals	—	—	(5)	(5)
Changes in scope	—	—	—	—
Translation adjustments	(111)	—	(30)	(141)
Reclassifications	—	—	8	8
As of December 31, 2003	647	6	386	1 039

Accumulated amortization and impairment
As of January 1, 2003	(422)	(5)	(334)	(761)
Amortization and impairment through the income statement (see note 4)	(18)	—	(30)	(48)
Disposals	—	—	4	4
Changes in scope	—	—	—	—
Translation adjustments	68	—	25	93
Reclassifications	(1)	—	(8)	(9)
As of December 31, 2003	(373)	(5)	(343)	(721)

Net
As of January 1, 2003	336	1	66	403
As of December 31, 2003	274	1	43	318
      At December 31, 2003, other intangible assets are mainly composed of patents, trademarks, software and licenses.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

8.	Property, plant and equipment

			Other
		Complex	property,
	Land and	industrial	plant and	Construction
	buildings	facilities	equipment	in progress	Total

	(In millions of euros)
Gross value
As of January 1, 2003	1 033	3 174	1 320	211	5 738
Acquisitions	32	72	15	156	275
Disposals	(19)	(79)	(28)	—	(126)
Changes in scope	—	—	—	—	—
Translation adjustments	(54)	(202)	(15)	(11)	(282)
Reclassifications	190	(86)	84	(187)	1
As of December 31, 2003	1 182	2 879	1 376	169	5 606

Accumulated depreciation and impairment
As of January 1, 2003	(654)	(2 447)	(854)	—	(3 955)
Depreciation and impairment through the income statement	(48)	(118)	(92)	—	(258)
Disposals	14	77	19	—	110
Changes in scope	—	—	—	—	—
Translation adjustments	25	135	5	—	165
Reclassifications	(145)	141	3	—	(1)
As of December 31, 2003	(808)	(2 212)	(919)	—	(3 939)

Net
As of January 1, 2003	379	727	466	211	1 783
As of December 31, 2003	374	667	457	169	1 667
      No reversal of impairment provisions was recognized in the 2003 financial year.
     At December 31, 2003, other property, plant and equipment is mainly comprised of machinery and tools with a gross value of €764 million and accumulated depreciation of € 527 million.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

9.	Equity affiliates: investments and loans

	December 31, 2003

			Equity in
	% ownership	Equity value	income

	(In millions of euros)
American Accryl NA LLC (DE)	50%	22	—
Qatar Vinyl Company Limited
Q.S.C.	13%	15	1
Oxochimie	50%	14	—
Vinilis	35%	11	—
Arkema Yoshitomi Ltd	49%	4	—
Arkema Colombia S.A.	83%	4	1
Water Treatment Solutions	50%	1	—
Investments		71	2
Loans		2	—

Total		73	2

10.	Other investments
      Other investments include the Group’s investments in various non-listed companies, including Soficar and companies that distribute Arkema products.
      The main movements in the year are as follows:

In millions of euros
At January 1, 2003	15
Acquisitions	4
Disposals	(1)
Reversal of valuation allowance	5
Changes in scope	—
Translation adjustments	—
Other movements	—
At December 31, 2003	23

11.	Other non-current assets

	31.12.2003

		Valuation
	Cost	allowance	Net

	(In millions of euros)
Loans and advances(1)	192	(4)	188
Security deposits paid	17	—	17

Total	209	(4)	205

(1)	Excluding loans to equity affiliates (see note 9)
     Loans and advances are notably comprised of an advance paid to EDF in 1995, representing a contractual right (guaranteed delivery of a minimum quantity of electricity for 25 years).

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

12.	Inventories

31.12.2003

(In millions of
euros)
Inventories (cost)	1 112

Opening valuation allowance	(81)
Net allowance in year	(4)
Change in scope	—
Translation adjustments	2

Closing valuation allowance	(83)
Inventories (net)	1 029

Of which:
Raw materials and spare parts	367
Finished products	662

13.	Accounts receivable, prepaid expenses and other current assets
      Accounts receivable are stated net of a bad debt provision of €45 million. Prepaid expenses and other current assets are mainly comprised of various tax receivables from governments in an amount of € 121 million.

14.	Shareholders’ equity
      In the calculation of earnings per share, the number of shares retained was 60,594,978 (see note B — Accounting policies — section XVI).

15.	Provisions

	Pension and similar
	post employment	Litigation	Environmental	Restructuring
	benefit obligations	and claims	contingencies	provisions	Other	Total

	(In millions of euros)
As of January 1, 2003	308	56	179	60	111	714
Increases in provisions	56	195	5	79	21	356
Reversals of provisions on use	(25)	(7)	(25)	(31)	(31)	(119)
Reversals of unutilized provisions	(10)	—	—	—	(1)	(11)
Changes in scope	—	—	—	—	—	—
Translation adjustments	(4)	(1)	(17)	—	(5)	(27)
Other	(10)	(11)	8	1	60	48

As of December 31, 2003	315	232	150	109	155	961

Of which less than one year	25*	49	23	45	41
Of which more than one year		183	127	64	114

*	This amount relates to amounts payable under the CASAIC plan.
     Provisions for pensions and similar benefits
      At December 31, 2003, provisions for pensions and similar benefits are comprised of a Group pre-retirement plan in an amount of €102 million, pension benefits of €146 million and other benefits of € 67 million. Other benefits are mainly comprised of healthcare plans.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
      In accordance with the laws and practices of each country, the Group participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the national bodies responsible for the payment of benefits.
      These plans are either defined contribution plans or defined benefit plans. In certain cases they can be either partly or totally funded by investments in dedicated plan assets, mutual funds, general funds of insurance companies or other assets. For defined contribution plans, expenses correspond to contributions paid.
      The Group’s benefit obligations are mainly located in France, the United States and Germany. The principal benefit obligations in respect of which funding has been put in place are pension benefits in France, the United States and the Netherlands. In France, supplementary pension plans closed up to 1973 at the latest, concerning an active working population, were subject to a transfer of pension rights to an insurance company.
      For the 2003 financial year, the expense is as follows:
     Components of net periodic benefit expense (income):

	Pension	Other
	obligations	obligations

Service cost	20	4
Interest cost	19	6
Expected return on plan assets	(13)	—
Actuarial gains and losses recognized	—	—
Past service cost recognized	(2)	—
Curtailments and settlements	(1)	(4)
Other	—	—

Net periodic benefit expense	23	6

      The actual return on plan assets amounted to € 13 million in 2003.
      The change in the amount of the provision during the period was as follows:

	Pension	Other
	obligations	obligations

Provision at beginning of year	126	65
Expense for the year	—	6
Contributions made to plan assets	(2)	—
Net benefits paid by the employer	(5)	(2)
Other	4	(2)
Provision at year-end	123	67

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Valuation of benefit obligations and provisions at December 31, 2003
     Change in actuarial value of benefit obligation

	Pension	Other
	obligations	obligations

Benefit obligation at beginning of year	366	65
Service cost	20	4
Interest cost	19	6
Curtailments	(6)	(4)
Settlements	—	—
Specific termination benefits	—	—
Plan participant’s contributions	—	—
Benefits paid	(5)	(2)
Plan amendments	—	—
Actuarial loss (gain)	—	—
Change in scope	62	—
Translation adjustment and other	(16)	(2)
Benefit obligation at year-end	440	67

Change in fair value of plan assets

	Pension	Other
	obligations	obligations

Fair value of plan assets at beginning of year	(240)	—
Expected return on plan assets	(13)	—
Curtailments	5	—
Settlements	—	—
Plan participants contribution’s	—	—
Employer contributions	(2)	—
Benefits paid from plan assets	—	—
Actuarial gains and losses	—	—
Changes in scope	(63)	—
Translation adjustment and other	19	—
Fair value of plan assets at year-end	(294)	—

Balance sheet provision for benefit obligations

	Pension	Other
	obligations	obligations

Actuarial value of unfunded obligations	42	67
Actuarial value of funded obligations	398	—
Fair value of plan assets	(294)	—
(Surplus)/ Deficit of assets versus benefit obligations	146	67
Unrecognized actuarial gains and losses	—	—
Unrecognized past service cost	—	—
Asset ceiling	—	—
Net balance sheet provision	146	67

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
      Plan assets are mainly located in the United States, France and the Netherlands. They are mainly comprised of mutual funds, general funds of insurance companies and shares.

Actuarial assumptions

Principal assumptions in % terms

	Eurozone	USA

Discount rate	3.60 - 5.25	6.00
Expected return on plan assets	3.46 - 6.06	7.80
Rate of increase in salaries	1.80 - 3.00	4.00
Rate of increase of healthcare costs	2.00 - 4.00	5.00

Litigation and claims
      These mainly correspond to provisions recognized in respect of proceedings in progress in Europe and the United States pertaining to antitrust legislation. The increase in provisions in the 2003 financial year mainly corresponds to an allowance to cover risks of European penalties in an amount of € 155 million.

Environmental contingencies
      These provisions are recognized to cover expenses related to soil and water table cleanup, mainly in France (€60 million) and the United States (€86 million of which € 65 million relates to former industrial sites).

Restructuring provisions
      Restructuring provisions are mainly comprised of provisions recognized in respect of restructuring of French activities for € 99 million.

Other provisions
      Other provisions are mainly comprised of long-service awards (€49 million), provisions for maintenance shutdowns (€18 million), provisions for customer guarantees (€12 million) and provisions for removal of asbestos (€ 8 million).

16.	Debt

Non-current debt
      At December 31, 2003, Non-current debt is comprised of long-term credit lines drawn by the Group. Their breakdown by maturity (excluding current maturities) is as follows:

	At December 31
	2003	%

	(In millions of euros)
2005	6	11%
2006	7	15%
2007	5	10%
2008	13	25%
2009 and beyond	20	40%

Total	51	100%

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

17.	Other creditors and accrued liabilities
      Other creditors and accrued liabilities are principally comprised of employee-related payables (€227 million) and payables to governments (€ 76 million).

18.	Contingent liabilities

a) Environment
      The Group’s business activities are subject to constantly changing local, national and international regulations on the environment and safety, which entail meeting increasingly complex and restrictive requirements. In this regard, these activities can involve a risk of Arkema ’s liability being called upon, particularly in respect of cleanup of sites and industrial safety
      Taking account of the information available and the provisions for environmental contingencies recognized in the accounts at December 31, 2003, Arkema’s management considers that the environmental liabilities identified at this point are valued and recognized to the best of their knowledge at this date. However if laws, regulations or government policy in respect of environmental matters were to change, Arkema ’s obligations could change, which could lead to additional costs.

Clean-up of sites
      The competent authorities have made, are making or may in the future make specific demands that the Group rehabilitate or control emissions at certain sites that it is currently operating, or that it operated or disposed of in the past, at neighbouring sites or at sites where the Group stored or disposed of waste.
      Sites currently in operation:
      Arkema has many sites of which a certain number are probably polluted in view of their age and the range of activities that are carried out on them, or that were carried out on them in the past. As regards these sites, certain situations have been identified and Arkema has already carried out certain clean-up work, or otherwise developed action plans and recognized provisions in order to cover future clean-up work.
      In the light of (i) the uncertainties over the technical means to be implemented, (ii) potential issues that are unknown (iii) uncertainties over the actual time required for remediation compared with the estimated time (e.g. “pump and treat”), and (iv) potential changes in regulations, the possibility that the expenses that the Group will incur will be higher than the amounts covered by provisions cannot be excluded. These potential excess costs relate mainly to the sites in Calvert City (Kentucky, United States), Carling (Moselle, France), Günzburg (Germany), Jarrie (Isère, France), Loison (Pas de Calais, France), Pierre-Bénite (Rhone, France), Riverview (Michigan, United States), Saint-Auban (Alpes de Haute Provence, France) and Rotterdam (the Netherlands) and could adversely affect the Group’s business, results and financial condition.
      Closed industrial sites (Former industrial sites):
      Total has directly or indirectly taken over the closed industrial sites (see paragraph A. “Basis of preparation of the combined financial statements” section III.1).

b) Litigation, claims and proceedings in progress

Antitrust investigations
      Following investigations into certain commercial practices in the chemicals industry in the United States, Arkema is subject to civil liability claims in the United States and Canada for violations of antitrust laws. Provisions of € 18.7 million have been recognized in respect of these claims at December 31, 2003.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
      In Europe, the European Commission commenced investigations in 2000 and 2003 into alleged anticompetitive practices involving certain products sold by Arkema. Under one these investigations, on December 10, 2003, the European Commission fined Arkema €43.5 million in respect of one product line. As regards the other investigations which concern other product lines, no notification of complaint has been sent to Arkema by the European Commission. Provisions recognized in respect of this proceeding and the investigations undertaken by the European Commission amounted to € 200 million at December 31, 2003.

Occupational illness
      In the manufacture of its products, the Group uses and has used large quantities of toxic or hazardous chemicals. Despite the safety and monitoring procedures that have been instituted at Group level and for each production site, Group employees may have been exposed to such substances and may develop specific pathologies as a result of such exposure.
      In this respect, like most industrial companies, in the past, the Group has used a variety of insulating or heat-proofing materials containing asbestos in its production facilities. Consequently, certain employees, particularly those engaged in maintenance occupations, may have been exposed to such materials before they were gradually eliminated and replaced with substitute products.
      At its French sites, the Group anticipated the regulatory provisions applicable to asbestos (Decrees No. 96-97 and 96-98 of February 7, 1996 and Decree No. 96-1133 of December 24, 1996). The Group made an inventory of asbestos-containing building materials within its premises, notified employees of the results of these investigations and took the collective and individual protective measures required by the applicable laws. Furthermore, with respect to the use of materials containing asbestos fibre, the Group discontinued the use of such fibre, replacing it with substitute materials whenever this was technically possible. In other countries, particularly in the Unites States, the Group complied with applicable laws.
      However, claims for occupational illness related to past asbestos exposure have been filed against the Group, mostly for periods before 1980. Given the latency period of asbestos-related pathologies, a large number of claims for occupational illness is likely to be filed in the years ahead.
      The Group has recognized provisions to cover the risks of employer liability claims related to notified cases of occupational illness.

Other litigation and claims and contingent liabilities

•	Arkema France

—	In 1995, the company Gasco brought a claim for damages against Elf Atochem (the former name of Arkema France) before the court in Ghent (Belgium) in respect of an alleged breach of contract and breach of an exclusivity agreement. At first instance, Gasco obtained a judgment against Atofina for payment of €248,000 by way of damages for breach of contract (payment of that sum has been made) but its claim for breach of the exclusivity agreement was dismissed. Appeal proceedings are pending before the Ghent Court of Appeal. Gasco is asking for the judgment to be reversed insofar as it dismissed the claim for breach of the exclusivity agreement. Under this head it has put forward a claim for € 24 million which the Group considers to be without foundation and which it is challenging both in principle and in its amount. Having regard to the weak basis of the allegations made against it and the defences available to the Group, the Group’s view as the matter currently stands, is that the amount of the provision made for this matter in the accounts is sufficient.

—	Arkema France supplies various products for the coating of items used in a number of European countries in the manufacture of sanitary treatment facilities. These products are subject to inspection on the part of approved laboratories which must certify their conformity with the applicable sanitary regulations. Arkema France has a dispute with a French laboratory as to the

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

interpretation of the regulations applicable in France as regards regulatory clearance in France of a product even though it is approved in other European Union countries. The Group takes the view that this problem is essentially administrative in nature. However, the possibility that users might seek to attach liability to Arkema France as the supplier cannot be excluded. In the event that such claims were successful, the costs of replacement of the products and the damages that could be claimed could prove to be extremely high.

•	CECA

—	In 1999, the company Intradis commissioned the company Antéa to carry out a survey on a site situated in France which had been used for industrial purposes and in particular by CECA (manufacture of sulphuric acid) and the company Hydro Agri (a fertiliser factory which does not belong to the Group). The survey noted pollution of the soil and water on the site, as well as the existence of pyrites in the open air, and classified the site as in category 1 (a site requiring in-depth investigations and a detailed risk assessment). The company Intradis then made an application to have an expert urgently appointed to determine the nature and extent of the pollution affecting the site and to establish the liability of CECA and Hydro Agri, the owners and operators of the site before its acquisition by the company Intradis. In the absence of a quantified claim, no provision has been made for this dispute in the accounts of the Group.

—	The past environmental engineering activities of CECA have given rise to various claims by third parties. These claims have been transmitted to the Group’s insurers. At this stage, the Group has not considered it necessary to create provisions in excess of the insurance policy deductibles. The possibility cannot be excluded that this activity, which has now ceased, may give rise to further claims in the future.

—	Arkema Inc.

•	Norit Americas, Inc. (Norit) acquired an active carbon production unit from Arkema Inc., located in Pryor (Oklahoma, United States). Initially, Norit made a claim against Arkema Inc. for an indemnity, alleging breach by Arkema Inc. of the provisions of the Clean Air Act on that site. Norit has in fact been served with a violation notice by the Oklahoma Department of Environmental Quality, relating to emissions of particles of sulphur dioxide and nitrogen oxide. While contesting that the offences have been committed, Norit has nevertheless called on Arkema Inc. for an injunctive relief against any fines which might arise in these proceedings. The parties have entered into a standstill agreement upon the expiry.

—	of which they will continue to proceed with their respective claims. Arkema Inc.’s claim is the payment of the balance of the price of the production unit yet to be paid by Norit, and Norit’s claims are for indemnities in respect of environmental matters. Provisions have been made in the Group’s accounts for this litigation, in amounts which the Group considers to be sufficient.

—	In the United States, the Group is currently involved in a substantial number of proceedings in various courts. These proceedings concern claims by third parties relating to (i) alleged exposure to asbestos on the Group’s sites, or (ii) exposure to products containing asbestos and sold by former subsidiaries of the Group in the United States. Provisions have been made for these proceedings in an amount which the Group considers sufficient.

—	However, due to the continuing uncertainties as to the outcome of these proceedings, the Group is not in a position having regard to the information available to it, to estimate the total amount of the claims that might finally be upheld against it by the various competent courts after the exhaustion of any avenues of appeal.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

19.	Off-balance sheet commitments

Commitments given
      The commitments set out in this note do not include commitments in respect of derivatives which are described in note 20.

1.	Off-balance sheet commitments given in ordinary course of business
      The main commitments given are summarized in the table below:

2003

(In millions of euros)
Guarantees granted(1)	66
Comfort letters	2
Share of partnership (GIE) liabilities	7
Contractual guarantees	7
Customs and excise guarantees	2

Total	84

(1)	These are mainly comprised of bank guarantees issued, particularly in favor of local authorities and public bodies (state agencies, water agencies, and environmental agencies) in respect of environmental obligations or concerning classified sites.

2.	Contractual commitments

•	Irrevocable purchase commitments
      In the normal course of business, Arkema has signed multi-year purchase agreements for raw materials and energy (electricity and gas) for the operational requirements of its factories, in order to guarantee the security and continuity of supply at contractually determined prices. These contracts include, in certain cases, clauses which oblige Arkema to take delivery of the minimum volumes as set out in the contract or, otherwise, to pay financial compensation to the supplier. Depending on the case, these commitments are reflected in the purchase agreements in the form of notice periods, indemnification to be paid to the supplier in case of early termination of the contract or “take or pay” clauses. Signature of such contracts over periods generally of between 1 to 15 years is a normal practice for companies in Arkema ’s business sector in order to cover their needs.

•	Lease commitments
      In the context of its business, Arkema has signed lease contracts, of which the majority are operating lease agreements. Lease agreements signed by Arkema are mainly in respect of property rental (head offices, land, Fos port concession) and transportation equipment (rail cars, containers, transport barges).
      The amounts presented in the table below correspond to the future minimum payments that will need to be made in accordance with these contracts (only the irrevocable portion of future lease payments has been

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
valued). Lease contracts were accounted for by capitalizing the underlying assets in accordance with Group accounting policies are described in note 8 “Property, plant & equipment”.

	2003

		Non-
	Capitalized	capitalized
	leases	leases

	(In millions of euros)
2004	2	15
2005	20	13
2006	—	11
2007	—	11
2008	—	10
2009 and beyond	—	46
Nominal value of future lease payments	22	106
Finance cost	7	N.A.
Present value	15	N.A.

3.	Other commitments given

•	Warranties in respect of unrecorded liabilities
      Sales of businesses generally involve the provision of warranties in respect of unrecorded liabilities to the purchaser. In the past, Arkema has granted such warranties on the sale of businesses. In most cases these warranties are capped and granted for a limited period of time. They are also limited in terms of their coverage to certain types of litigation and claims. In the majority of cases, they cover risks of occurrence of environmentally related claims.
      The cumulative residual amount of capped warranties in respect of unrecorded liabilities granted in the past by Arkema was € 83 million at December 31, 2003. This amount is stated net of provisions recognized in the balance sheet in respect of such guarantees.

•	Guarantees granted to the European Commission
      Through the intermediary of a bank, Arkema has guaranteed the European Commission payment of the fines imposed on it in the context of antitrust investigations described in note 18. It granted a guarantee of €13.5 million on its own account and it also granted an additional guarantee of € 45 million jointly and severally with Elf Aquitaine.

20.	Derivatives
      Arkema ’s businesses expose it to various risks, including risks of changes in exchange rates and interest rates and of changes in the prices of raw materials and energy.

Foreign currency risk
      The Group bears transaction risks related to foreign currencies. Exchange rates can fluctuate between the time when the price is agreed with the customer or supplier and the date at which the transaction is settled. Group policy is to consider that a risk exists, and should thus be taken into account in the foreign currency position to be hedged, as soon as the event generating the risk is certain. This leads the Group to hedge, in almost all cases, firm purchase and sale commitments. Conversely, the Group only rarely hedges forecast transaction flows.
      Foreign currency risk is identified at subsidiary level, each of which hedges its net foreign currency positions. Hedging is mainly carried out through cash foreign currency operations in the transaction currency.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
In certain subsidiaries, Arkema uses derivative financial instruments, mainly forward purchases and sales of foreign currency.

Interest rate risk
      The Group’s financing is provided in almost all cases by Total through medium term credit lines or current accounts subject to a variable rate of interest. Arkema has not taken out any interest rate derivatives.

Risk related to raw materials and energy
      The prices of certain raw materials used by Arkema are highly volatile and their fluctuations lead to significant variations in cost of production of the Group’s products; in addition, because of the importance of the Group’s requirements in terms of energy resources resulting from the electrically intensive nature of certain of its manufacturing processes, Arkema is also very sensitive to changes in the price of energy. In order to limit the impact of price volatility of the principal raw materials it uses, Arkema can decide to use derivative instruments matched with existing contracts or can negotiate fixed price contracts for limited periods.

21.	Personnel expenses
      Personnel expenses in the 2003 financial year amounted to €1,084 million. They are comprised of €776 million in respect of wages and salaries and € 308 million of social charges.

22.	Subsequent events

Updates in respect of the liability for antitrust investigations
      Following investigations into certain commercial practices in the chemicals industry in the United States, Arkema is subject to investigations and to civil liability claims in the United States and Canada for violations of antitrust laws.
      In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anticompetitive practices involving certain products sold by Arkema or its subsidiaries. Under one of these investigations, in January 2005 the European Commission fined Arkema €13.5 million and jointly fined Arkema and Elf Aquitaine €45 million. Arkema and Elf Aquitaine have appealed to the Court of First Instance of the European Union. Still under these investigations, the Commission notified Arkema, TOTAL S.A. and Elf Aquitaine of statements of objections concerning two product lines in January and August 2005, respectively. Arkema has cooperated with the authorities in these procedures and investigations.
      Given the discretionary powers granted to the European Commission for determining fines, it is not currently possible to determine with certainty the outcome of these investigations and lawsuits. In 2005, given the Commission’s stated intention to more severely punish anti-competitive practices and taking into account the Commission’s recent decisions in this area, the Group has reevaluated the amount of the related provisions recorded in its combined financial statements at the end of 2005.
      To cover the risks mentioned above, and taking account of the indemnity received from Total in respect of these risks, the provisions recorded in the Group’s combined financial statements amount to €212.4 million as of December 31, 2005, after release of provisions related to civil liability claims concluded in 2005 and the recognition of an additional allowance of € 30 million.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Contracts signed in 2006
      Arkema and Total have concluded:

•	A certain number of long-term contracts for the supply of raw materials (hydrogen sulphate, ethylene, propylene, butanol, orthoxylene), with in order to continue to provide the Group with security of supplies,

•	Several contracts for the provision of services,

•	Sale contracts.
      These contracts are essential for the Group’s activities and they enable the operation of its principal production sites in France to be ensured.

Commitments and indemnities received from Total in 2006
      In connection with the Spin-Off of Arkema’s Businesses, Total S.A. and certain Total companies have extended certain indemnities, or have assumed certain obligations, for the benefit of Arkema , relating to (i) certain antitrust litigation, (ii) certain actual or potential environmental liabilities of the Group arising from certain sites in France, Belgium and the United States, the operations on which in the majority of cases have ceased, (iii) certain tax matters, and (iv) the Spin-Off of Arkema’s Businesses. These indemnities and obligations are described below.
      •      The Indemnities extended by Total in respect of certain antitrust litigation
      In order to cover potential risks in connection with antitrust litigation relating to anti-competitive agreements in Europe and in the United States arising from facts prior to the Completion Date (or prior to March 7, 2006, as the case may be), Total S.A. has extended to Arkema S.A. and Elf Aquitaine, Inc. has extended to Arkema Finance France, a subsidiary of Total S.A., the share capital of which is to be transferred to Arkema S.A. in the Spin-Off of Arkema’s Businesses, the indemnities, the principal terms of which can be described as follows.

Context of the Indemnities
      The indemnities described below have been extended by Total S.A. and Elf Aquitaine Inc. in connection with, and in order to facilitate the completion of, the Spin-Off of Arkema’s Businesses, and should not be interpreted as constituting an acknowledgement of liability of any kind whatsoever on the part of Total S.A. or any of its direct or indirect subsidiaries.

Subject-matter of the Indemnities
      By an agreement dated March 15, 2006 (the European Arkema Indemnity), Total S.A. agreed to indemnify Arkema S.A. for 90% of (i) any payment due by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to a money judgment imposed by EU antitrust authorities, or by national antitrust authorities of a Member State of the European Union, for violations of antitrust laws relating to anticompetitive agreements, (ii) any damages payable by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to civil proceedings arising from the same facts which form the basis of a judgment referred to in (i), and (iii) certain expenses incurred in connection with such proceedings by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries).
      By an agreement dated March 15, 2006 (the U.S. Arkema Indemnity), Total S.A. also agreed to indemnify Arkema S.A. for 90% of (i) any payment due by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to a money judgment imposed by U.S. courts or antitrust authorities for violations of U.S. federal or state antitrust laws relating to anticompeti-

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
tive agreements, or in respect of a settlement entered into in the context of such proceedings, (ii) any damages payable by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to civil proceedings arising from the same facts which form the basis of a judgment referred to in (i), and (iii) certain expenses incurred in connection with such proceedings by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries).
      In connection with the sale of Arkema Delaware, Inc. shares by Elf Aquitaine, Inc. to Arkema Finance France, Elf Aquitaine, Inc. agreed, in the agreement dated March 7, 2006 (the Arkema Delaware Indemnity), to indemnify Arkema Finance France for 90% of (i) any payment due by Arkema Finance France or any of its subsidiaries pursuant to a money judgment imposed by U.S. courts or antitrust authorities for violations occurring prior to March 7, 2006 of U.S. federal or state antitrust laws relating to anticompetitive agreements, or in respect of the settlement entered into in the context of such proceedings, (ii) any damages payable by Arkema Finance France or any of its subsidiaries pursuant to civil proceedings arising from the same facts which form the basis of a judgment referred to in (i), and (iii) certain expenses incurred by Arkema Finance France or any of its subsidiaries in connection with such proceedings.
      The amount covered by the Arkema Delaware Indemnity is subject to a cap of $893 million.
      Finally, Total S.A. extended to Arkema S.A. a supplemental indemnity dated March 15, 2006 (the Supplemental Arkema Delaware Indemnity) covering 90% of sums payable by Arkema Finance France or any of its subsidiaries in respect of litigation relating to anticompetitive agreements in the United States in excess of the maximum amount covered by the Arkema Delaware Indemnity.
      The Arkema European Indemnity, the Arkema U.S. Indemnity, the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity are hereinafter referred to together as the Indemnities and individually as an Indemnity.

Liabilities not covered by the Indemnities
      The following liabilities are not covered by the Indemnities:

—	liabilities arising from facts occurring after the Completion Date in the case of the Arkema European Indemnity and the Arkema U.S. Indemnity, or after March 7, 2006 in the case of the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity (including, in case of liabilities arising from facts occurring both before and after the relevant date, the portion of the liability relating to the period after the Completion Date or after March 7, 2006, as the case may be);

—	liabilities arising from violations of antitrust laws other than those prohibiting anticompetitive agreements; and

—	liabilities imposed by authorities outside the European Union (in the case of the Arkema European Indemnity) or the United States (in the case of the other Indemnities).

Participation of TOTAL in the management of litigation covered by the Indemnities
      The Indemnities provide for the participation by Total S.A. or Elf Aquitaine, Inc., as the case may be, in the management of litigation covered by the Indemnities, which involves a certain number of obligations on the part of Arkema S.A. and Arkema Finance France, in particular the obligation to notify Total S.A. or Elf Aquitaine, Inc., as the case may be, of certain events occurring in the context of proceedings covered by the Indemnities and act in accordance with the advice and instructions of Total S.A. or Elf Aquitaine, Inc, as the case may be, relating to such proceedings. Total S.A. and Elf Aquitaine, Inc., as the case may be, also have the right to assume sole control of the defence of the Group entity in question. Failure by Arkema S.A. or Arkema Finance France to comply with these obligations can result, in certain circumstances, in the automatic termination of the Indemnity, as described below.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Amount of the indemnification
      The obligations under the Arkema European Indemnity are triggered when the cumulative amount of the liabilities covered by this indemnity exceeds the sum of €176.5 million for which provision has been made in the Group’s accounts. Until this deductible is reached, Arkema S.A. may not claim indemnification from Total S.A. under the Arkema European Indemnity.
      The Arkema U.S. Indemnity, the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity do not have a deductible.
      However, if the deductible under the Arkema European Indemnity is not reached within 10 years of the Completion Date, Arkema S.A. will reimburse Total S.A. the amounts paid by Total S.A. and Elf Aquitaine, Inc. under the Arkema U.S. Indemnity, the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity up to an amount equal to the difference between the deductible and the cumulative amount of liabilities (as defined in the Arkema European Indemnity).
      Indemnification obligations under the Indemnities are triggered only with respect to liabilities that are due and payable.

The cross-indemnities of Arkema S.A. and Arkema Inc.
      Arkema S.A. and Arkema Inc. have agreed to indemnify Total S.A. in respect of any liability covered by the Indemnities but which is borne, not by a Group entity but by Total S.A. or one of its subsidiaries due to facts attributable to a Group company, whether the liability of Total S.A. or of its subsidiaries is determined to be direct or derivative, exclusive or joint and several, relative to the liability of the Group entity to which the facts are attributable.
      However, this cross-indemnity by Arkema S.A. and Arkema Inc. will be reduced by the indemnity which would have been paid by Total S.A. or Elf Aquitaine, Inc., as the case may be, under the relevant Indemnity if the liability had been borne by a Group company. Consequently, if the cross-indemnity of Arkema S.A. and Arkema Inc. is triggered, Arkema S.A. or Arkema Inc., as the case may be, would only be obligated to indemnify Total S.A. for 10% of the liabilities borne by Total S.A. or one of its subsidiaries (in the case of the Arkema European Indemnity, this 10% relates to the amount, if any, that exceed the deductible).

Term of the Indemnities
      The Arkema European Indemnity and the Arkema U.S. Indemnity are valid for a term of 10 years from the Completion Date. The Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity are valid for a term of 10 years from March 7, 2006.
      The Arkema S.A. cross-indemnity is valid for a term of 10 years from the Completion Date.
      The Arkema Inc. cross-indemnity is valid for a term of 10 years from 7 March 2006.

Termination of the Indemnities
      Indemnities shall terminate in the event that a natural person or legal entity, acting alone or in concert with others, acquires, directly or indirectly, more than one third of the voting rights of Arkema S.A. (voting rights are subject to a ceiling of 10% — and 20% in the case of double voting rights — unless a purchaser acquires at least two thirds of the total number of Arkema S.A. shares in a public transaction targeting all Arkema S.A. shares) or if the Group transfers, directly or indirectly, in one or several times, to the same third party or to several third parties acting in concert, assets representing more than 50% of the Group’s “enterprise value” (as defined in the Indemnities) at the time of the relevant transfer.
      The Arkema European Indemnity and the Arkema U.S. Indemnity will terminate if Arkema S.A. loses control of Arkema France.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
      The Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity will terminate if Arkema S.A. loses control of Arkema Finance France, or if Arkema Finance France loses control of Arkema Delaware Inc.
      Finally, the Indemnities will terminate in the event of a material breach by the Group of its obligations under the relevant Indemnity if such breach has remained uncured for 30 days after notice by the indemnifying party demanding its cure.
      Upon the occurrence of a termination event, the only liabilities of Group companies that will remain covered by the Indemnities are those, if any, which (i) fell due prior to the termination event and (ii) were notified to Total S.A. or to Elf Aquitaine, Inc., as the case may be, prior to the termination event.

•	Obligations and indemnities given in respect of Former Industrial Sites in France, Belgium and the United States
      In order to cover certain risks relating to certain industrial sites situated in France, Belgium and the United States in respect of which the Group is or could be held liable, and where, for the most part, operations have ceased (the Former Industrial Sites), Total S.A. companies have entered with Arkema S.A. or its subsidiaries into indemnity and service agreements the principal terms of which can be described as follows:

•	Agreement relating to Former Industrial Sites located in France
      Arkema France has entered into various agreements with Total companies and in particular Retia. Pursuant to these agreements, the Total companies concerned, in consideration of a flat fee already paid by Arkema France, assume all the investigation, restoration and monitoring obligations that could be imposed on Arkema France by the competent administrative authorities in respect of industrial sites located in France the operation of which, for the most part, has ceased. To this end, the agreements provide, in particular, (i) in the majority of cases, for the transfer of ownership of the sites concerned by Arkema France to the Total companies concerned, (ii) for the Total companies concerned to be substituted for Arkema France in the capacity of last operator of those sites whenever that is possible, (iii) for the performance by the Total companies concerned of the restoration obligations of the sites in question in accordance with the applicable rules and (iv) for the indemnity by the Total companies in respect of the financial consequences of claims which could be brought against Arkema France by reason of the impact of those sites on the environment.
      In most cases, Arkema France retains responsibility for the consequences concerning employees and former employees of Arkema France as well as third parties, in terms of public health or occupational pathologies, of the industrial activities formerly carried out by Arkema France and its predecessors on the sites which are the subject of the aforementioned agreements.

•	Agreement relating to the Former Industrial Site at Rieme in Belgium
      On December 30, 2005, Arkema France sold all of the shares that it held in the share capital of the Belgian company Resilium Belgium to the company Septentrion Participations, a subsidiary of Total S.A.
      The company Resilium Belgium is the owner of a Former Industrial Site located at Rieme in Belgium.
      Having regard to the future costs that might arise from the restoration of the Former Industrial at Rieme, Arkema France has paid the company Septentrion Participations financial compensation. In exchange, Septentrion Participations has undertaken to assume all restoration obligations in respect of the site at Rieme and to indemnify Arkema France against all claims, actions and complaints relating to Resilium Belgium, its assets and its liabilities.

•	Agreement relating to certain Former Industrial Sites located in the United States
      In March 2006, Arkema Finance France consummated the acquisition from Elf Aquitaine Inc. and Arkema France of Arkema Delaware Inc., a holding company of most of the Group’s operations in the United States. The negotiated terms of the stock purchase agreement among Elf Aquitaine Inc., Legacy Sites

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
Services LLC and Arkema Finance France, dated 7 March 2006 (the Arkema Delaware Main SPA) required Elf Aquitaine Inc. to use $270 million to capitalise a new subsidiary, Legacy Sites Services LLC that will perform remediation services and indemnify the Group against the cost of environmental contamination liabilities incurred by the Group entities covered by this indemnity, and related personal injury and property damage claims associated with contamination at 35 of the Group’s closed and formerly operated facilities and 24 third party sites where the Group’s liability arises solely our of wastes shipments from the sites other than currently operated sites. In exchange for this indemnification, Arkema Finance France agreed to grant to Legacy Sites Services LLC control over remediation activities and the defence of claims relating to contamination liabilities at these facilities and sites, subject to certain exceptions and exclusions.
      The sites currently operated by the Group are excluded from this indemnity, as are sites that received waste associated with current operations of the Group and certain sites where no significant restoration work is currently underway or anticipated and other sites where the Group could be held liable for environmental pollution. These other sites include, for example, sites where remediation has been conducted in the past or where future remediation costs or liability are believed to be insignificant or non-existent based upon information available at the time when the indemnity was entered into. Arkema Finance France has waived any claims against Legacy Sites Services LLC, Total S.A. or their respective subsidiaries in respect of the sites not covered by the indemnity. The Legacy Sites Services LLC indemnity covers the costs of restoration and clean-up of the soil and groundwater, the costs of related defence and settlement costs and personal injury, property and natural resource damages. The indemnity does not cover liabilities unrelated to site remediation, in particular liabilities in respect of products manufactured on the said sites, liability arising from certain dangerous and potentially dangerous substances, particularly asbestos exposure and criminal liability.
      The indemnity described above is capped at $270 million. At the same time as the stock purchase agreement and the indemnity described above, Legacy Site Services LLC and Arkema Inc. entered into a supplemental contamination indemnity agreement pursuant to which Legacy Site Services LLC will indemnify the liabilities of the Group in excess of $270 million, on the same terms, for the same sites and subject to the same exceptions as the indemnity described in the preceding paragraph.
      •      Tax indemnity granted by Total S.A.
      In order to cover potential tax risks related to the business activities transferred by the Group to Total or from the reorganization in connection with the Spin-Off of Arkema’s Businesses, Total S.A. has granted an indemnity to Arkema S.A., the main terms of which can be described as follows.

Purpose of the tax indemnity
      Under the terms of an agreement dated March 15, 2006 (the Tax Indemnity), Total S.A. has undertaken to indemnify Arkema S.A. for (i) any tax, customs or parafiscal liabilities not covered by reserves, for which the Group would remain liable, when such liabilities arise from (a) activities in the petrochemicals and specialties sectors that were transferred by the Group to Total and the triggering event of which occurred prior to the date of such transfer; or (b) the reorganisation undertaken for the purpose of spinning off Arkema’s Businesses from Total’s Chemicals sector, including, in particular, the Elf Spin-Off, the Total Spin-Off, the Merger and certain prior securities reclassification transactions; (ii) interest, fines, penalties, additional charges or other costs related thereto; and (iii) provided that Total S.A. has given its prior consent, the expenses incurred by Arkema S.A. or the relevant Group company in connection with such liabilities.
      The Tax Indemnity, however, does not cover tax reassessments in connection with Arkema’s Businesses (with the exception of reassessments that may affect Arkema UK, as indicated below).

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Involvement of TOTAL S.A. in the management of litigation covered by the Tax Indemnity
      The Tax Indemnity provides for a procedure pursuant to which Arkema S.A. must involve Total S.A. in the management of the tax audits or litigation relating to the tax liabilities covered by the Tax Indemnity. In particular, this procedure entails the obligation to notify Total S.A. of any event that is likely to give rise to a liability covered by the Tax Indemnity and to comply with the advice and instructions of Total S.A. in defending the interests of the relevant Group company. In the event of unresolved disagreements on the strategy, means, method or type of such defense, the final decision will be taken by Total S.A. Arkema S.A.’s failure to comply with its obligations may result in automatic termination of the Tax Indemnity.

Amount of the indemnity
      The Tax Indemnity includes no deductible, trigger threshold or cap.
      In the event that a liability cannot be clearly connected to the petrochemicals and specialties sector transferred by the Group to Total in relation to Arkema’s Businesses, Arkema S.A. and Total S.A. will each bear 50% of the said liability.

Special provisions applying to Group companies that were included in the TOTAL S.A. French tax group (groupe d’intégration fiscale de TOTAL S.A.)
      The tax sharing agreements (conventions d’intégration fiscale) between Total S.A. and the Group companies that were included in the Total S.A. French tax group provide that these companies will be required to pay to Total S.A. any additional taxes and penalties that may be due by Total S.A., as the head company of the tax group, where they relate to the taxable income of such companies during the time they were included in the tax group.
      However, these companies will be exempt from such payments to Total S.A. with respect to tax liabilities relating to their taxable income for fiscal years during which they were included in the Total S.A. tax group, if such liabilities are covered by the Tax Indemnity. In consideration for this, these companies waive the indemnity to which they would have been entitled pursuant to the Tax Indemnity.
      Furthermore, in the event of a tax reassessment of a Group company relating to Arkema’s Businesses (which are not covered by the Tax Indemnity) for a fiscal year during which such company was included in the Total S.A. tax group, such company shall be liable to pay Total S.A. a contribution calculated on the basis of the net amount of the reassessment after the following allowances:

•	if, following this reassessment, the Group Company has realized a profit in respect of the fiscal year to which the reassessment applies, a deductible of three million euros per company and per fiscal year;

•	if, following this reassessment, the Group Company has relished a loss in respect of the fiscal year to which the reassessment applies, an allowance equal to the amount of the losses generated by such company with respect to Arkema’s Businesses, as determined by Arkema S.A. and Total S.A.

Special provisions applying to certain foreign companies of the Group
      No recourse shall be taken against Arkema Deutschland in respect of any tax reassessments applying to the years during which it was included in the German tax groups formed by Total Mineralöl und Chemie and Total Deutschland.
      Tax liabilities arising from the reorganization undertaken for purposes of separating Arkema’s Businesses from Total’s Chemicals sector in the Netherlands, which may have been incurred by Atotech B.V. and Atotech Nederland B.V. as a result of the Dutch tax group of which Arkema North Europe B.V. is the parent company are excluded from the Tax Indemnity. Any other tax liabilities arising from reassessments that may be applied to Atotech B.V. and Atotech Nederland B.V. as a result of the Dutch tax group will be assumed by these companies, which remain under Total S.A.’s control.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
      Arkema UK will benefit from a UK corporation tax indemnity covering any tax reassessments against it relating to Arkema’s Businesses. This indemnity will be limited to the amount of losses generated by the Arkema’s Businesses that have been transferred by Arkema UK as result of the group relief instituted by Total Holdings UK for corporation tax purposes in the United Kingdom.

Payment of the indemnity
      The liabilities covered by the Tax Indemnity will give rise to an indemnification payment only if they are definitely determined by an enforceable decision that is not subject to appeal.

Duration of the Tax Indemnity
      The Tax Indemnity shall expire at the end of two months following the statute of limitations effectively applicable to the tax liabilities covered by the Tax Indemnity.

Beneficiary of the Tax Indemnity
      The Tax Indemnity is only for the benefit of Arkema S.A. or, as the case may be, Arkema France, if Arkema S.A. is merged into Arkema France.
      •      Other indemnities given in the context of the Spin-Off of Arkema’s Businesses
      As part of the Total Spin-Off Agreement, Total S.A. and Arkema S.A. made certain representations and indemnities, some of them in connection with the separation of Arkema from Total .
      The agreement states that Total S.A. grants no indemnities, other than the indemnities and agreements entered into by the Total entities that are described in this paragraph 3.12.3, particularly with respect to the assets and the business activities of all Arkema entities, or the liabilities or obligations associated with such entities or activities, which Arkema S.A. declares that it is aware of and for which Arkema S.A. shall be responsible, including in the case of the appearance of any item that is not known as of the date of the Total Spin-Off Agreement, or of an increase in the amount of the aforesaid liabilities or obligations. Arkema S.A. releases Total S.A. from any such claim, except in the case of New Claims as defined below.

Representations and warranties relating to the prospectus
      Total S.A. and Arkema S.A. have made mutual representations and warranties with respect to the accuracy and completeness of the respective information contained in this prospectus for which each company is responsible.

Representations and warranties relating to information exchanged in preparing the Spin-off of Arkema’s Businesses
      Total S.A. and Arkema S.A. have made mutual representations and warranties with respect to the accuracy and completeness of the information exchanged by the two companies in preparing the Spin-Off of Arkema’s Businesses.

Representations and warranties relating to potential claims
      After conducting all necessary and customary due diligence, Arkema S.A. has declared, recognised and warranted that, to its knowledge and to the knowledge of the Arkema entities, as of the date of the Total Spin-Off Agreement, there were no grounds for claims, actions or complaints by any Arkema entity or by any one of its de facto or de jure employees, directors, corporate officers or executives against any Total entity or any one of its de facto or de jure employees, directors, corporate officers or executives (a Total Entity). The claims, actions or complaints mentioned above are hereinafter referred to as the Arkema Claim(s).

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
      Consequently, Arkema S.A. has undertook to indemnify Total S.A. and hold it harmless for the consequences of any Arkema Claim against any Total Entity.
      Arkema S.A. has waived all Arkema Claims other than New Claims, as defined below.
      Arkema S.A.’s indemnity and the waiver mentioned in the two preceding paragraphs do not apply to any potential Arkema Claim that would be based on (i) events attributable to a Total Entity or (ii) grounds of which no Arkema entity has any knowledge as of the date of the Total Spin-Off agreement, after completing the necessary and customary due diligences, but only if and insofar as such events or grounds do not relate solely to the fact that the Arkema companies belonged to Total prior to the Completion Date, or relate solely to the exercise of corporate offices or management functions by Total Entities within Arkema (the New Claim(s)).
      At the same time, Total S.A. has declared, recognised and warranted that to its knowledge and to the knowledge of the Total entities, as of the date of the Total Spin-Off agreement, there were no grounds for claims, actions or complaints by any Total entity or by any one of its de facto or de jure directors, corporate officers or executives against any Arkema entity or any one of its de facto or de jure employees, directors, corporate officers or executives (the Arkema Entity(ies)), arising from the ownership or operation by Arkema entities of the companies or businesses acquired by Total before the Completion Date (the Total Claim(s)).
      Total S.A. has declared, recognised and warranted that it had no Total Claim(s) arising from the exercise of corporate offices or functions by Arkema Entities within Total , and has waived all Total Claims on its part.
      Consequently, Total S.A. has agreed to indemnify and hold harmless Arkema S.A. for the consequences of any Total Claim against any Arkema Entity.

Duration of the indemnities
      No indemnity given in the Total Spin-Off agreement will survive after 10 years from the Completion Date.
      In addition, the Arkema Delaware Main SPA provides that Arkema Finance France, which will become a subsidiary of Arkema S.A. on the Completion Date, will indemnify Elf Aquitaine, Inc., a subsidiary of Total S.A., for any taxes that may result from a breach of representations or covenants under the Arkema Delaware Main SPA or the Tax Sharing Agreement dated January 1, 2001, among Total Holdings USA, Inc. and certain of its subsidiaries, by Arkema Finance France, Arkema Delaware Inc., or certain of the subsidiaries of Arkema Delaware Inc. Elf Aquitaine, Inc. will likewise indemnify Arkema Finance France for any taxes resulting from such breaches by Elf Aquitaine, Inc. Moreover, the Arkema Delaware Main SPA provides that Elf Aquitaine Inc. and its US subsidiaries, on the one hand, and Arkema Delaware Inc. with certain of its US subsidiaries, on the other hand, will each be responsible for their share of US federal and state income taxes before March 7, 2006, as computed under the Tax Sharing Agreement, because for this period Elf Aquitaine, Inc. files a consolidated US federal income tax return that includes Arkema Delaware Inc. and certain of its subsidiaries and pays the taxes due in respect of the consolidated US federal income tax return. Arkema Delaware Inc. and certain of its subsidiaries will be required to pay such amounts to Elf Aquitaine, Inc. For periods after March 7, 2006, Arkema Delaware, Inc. and its US subsidiaries will be responsible to file a US federal income tax return and all State income tax returns separately from Elf Acquitaine, Inc. and separately to make all tax payments in respect of these returns.
      With the exception of the obligations or indemnities described in this section, Total has not given to Arkema other material commitments or indemnities of the kind referred to in the first paragraph of this section “commitments and indemnities received from Total in 2006.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
Subsequent events other than commitments received
      The project to discontinue the urea formaldehyde resins activity at Villers-Saint-Paul and the subsequent closure of the site, which was announced on March 7, 2006, concerns 93 employees. Costs of dismantlement and cleanup of the site will be directly borne by a subsidiary of Total . Arkema France, for its part, will be responsible for the cost of cleaning and securing the facilities that it operated.

SCOPE OF COMBINATION FOR THE FINANCIAL STATEMENTS AT 31 DECEMBER 2003

Company	Country	Rate	Method

Akishima	Japan	100.00	FC
Alphacan BV	Netherlands	100.00	FC
Alphacan Espana SA	Spain	100.00	FC
Alphacan Omniplast GmbH	Germany	100.00	FC
Alphacan SA	France	100.00	FC
Alphacan Soveplast	France	100.00	FC
Alphacan SPA Italia	Italy	100.00	FC
Altuglas International BV	Netherlands	100.00	FC
Altuglas International Ltd	United Kingdom	100.00	FC
Altuglas International S.A.	France	100.00	FC
Altuglas International Services SAS	France	100.00	FC
Altuglas International SPA	Italy	100.00	FC
Altuglas Mexico Inc	USA	100.00	FC
Altumax Deutschland GmbH	Germany	100.00	FC
Altumax Europe SAS	France	100.00	FC
American Acryl LP	USA	49.50	EM
American Acryl NA LLC	USA	50.00	EM
Anning Decco Fine Chemical Co. Ltd.	China	55.00	FC
Arkema (DAJA 34)	France	100.00	FC
Arkema	South Korea	100.00	FC
Arkema Beijing Co. Chemicals	China	100.00	FC
Arkema BV	Netherlands	100.00	FC
Arkema Canada Inc	Canada	100.00	FC
Arkema Catalyst India Ltd	India	100.00	FC
Arkema Colombia S.A.	Colombia	82.72	EM
Arkema Changshu Fluorochemical Co Ltd	China	100.00	FC
Arkema China Investment Co Ltd	China	100.00	FC
Arkema Delaware Inc.	USA	100.00	FC
Arkema Développement (DAJA 38)	France	100.00	FC
Arkema Europe Holdings BV	Netherlands	100.00	FC
Arkema Finance France (DAJA 43)	France	100.00	FC
Arkema Finance Nederland BV	Netherlands	100.00	FC
Arkema France	France	100.00	FC
Arkema Gmbh	Germany	100.00	FC
Atofina Guangzhou Chemicals Co. Ltd	China	100.00	FC
Arkema Holding Ltd	United Kingdom	100.00	FC
Arkema Holland Holding BV	Netherlands	100.00	FC
Arkema Inc.	USA	100.00	FC
Arkema Iniciadores SA de CV	Mexico	100.00	FC
Arkema KK	Japan	100.00	FC
Arkema Ltd (UK)	United Kingdom	100.00	FC
Arkema Ltd (Vietnam)	Vietnam	100.00	FC
Arkema North Europe BV	Netherlands	100.00	FC
Arkema Peroxides India Private Limited	India	100.00	FC
Arkema Pte Ltd	Singapore	100.00	FC
Arkema Quimica ltda	Brazil	100.00	FC
Arkema Quimica SA	Spain	100.00	FC
Arkema Rotterdam BV	Netherlands	100.00	FC
Arkema Shangaï Hydrogen Peroxide	China	66.67	FC
Arkema sp Z.o.o	Poland	100.00	FC
Arkema SRL	Italy	100.00	FC
Arkema Vlissingen	Netherlands	100.00	FC
Arkema Wyoming Holdings, inc.	USA	100.00	FC
Arkema Yoshitomi Ltd	Japan	49.00	EM
Ceca Italiana SRL	Italy	100.00	FC
Ceca SA	France	100.00	FC
Cerexagri	France	100.00	FC
Cerexagri B.V.	Netherlands	100.00	FC
Cerexagri Delaware Inc.	USA	100.00	FC
Cerexagri Iberica SA Unipersonal	Spain	100.00	FC
Cerexagri Inc.	USA	100.00	FC
Cerexagri Italia SRL	Italy	100.00	FC
Cerexagri Ziraat VE Kimya Sanayi Ve Ticaret Ltd Sirketi	Turkey	100.00	FC
Delaware Chemicals Corporation	USA	100.00	FC
Desarollo Quimica Industrial SA	Spain	100.00	FC
Dorlyl snc	France	100.00	FC
Febex	Switzerland	96.77	FC
Luperox Iniciadores SA de CV	Mexico	100.00	FC
Maquiladora General de Matamoros sa de cv	Mexico	100.00	FC
Michelet Finance, Inc.	USA	100.00	FC
MLPC International	France	100.00	FC
Oxochimie	France	50.00	EM
Ozark Mahoning Company (DE)	USA	100.00	FC
Plasgom	Spain	100.00	FC
Plasticos Altumax SA	Spain	100.00	FC
Qatar Vinyl Company Limited	Qatar	12.90	EM
Résil Belgium	Belgium	100.00	FC
Resilia	Italy	100.00	FC
Resinoplast	France	100.00	FC
Safepack Products Ltd	Israel	100.00	FC
SEKI Arkema	South Korea	51.00	FC
Shangaï Arkema Gaoyuan Copolyamide Co, Ltd	China	88.89	FC
Stannica LLC	USA	25.00	EM
Sunclear France	France	100.00	FC
Turkish Products, Inc.	USA	100.00	FC
Viking chemical company	USA	100.00	FC
Vinilis SA	Spain	35.00	EM
Vinylberre	France	65.05	FC
Vinylfos	France	79.00	FC
Water Treatment Solutions	United Kingdom	50.00	EM
Wyoming Holdings Delaware, Inc. (DE)	USA	100.00	FC

APPENDIX A.2 —
KPMG Audit report for financial year 2003
      This is a free translation into English of the auditors’ report on the combined financial statements issued in the French language and provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with French law and professional standards applicable in France.
To the Chairman and Chief Executive Officer,
      As independent auditor of Arkema and in accordance with European Commission’s Regulation on Prospectuses n°809/2004, we have performed an audit of the combined financial statements as of and for the year ended December 31, 2003, presented in accordance with the accounting principles and their methods of application set forth in Regulation CRC- 99-02, in the context of the requirements of section VI of this Regulation and on the basis of practices described in paragraph A “Basis of preparation of the financial statements” of the notes to the combined financial statements.
      These financial statements are the responsibility of the Chairman of Arkema . Our responsibility is to express an opinion on these combined financial statements based on our audit.
      We have performed our audit in accordance with French auditing standards; these standards require that we plan and perform our audit work to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing of the accounting principles used and the significant estimates made, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion set forth below.
      In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the entities included in the combined financial statements as described in the paragraph A.II to the notes to such financial statements, and the results of their operations for the year ended December 31, 2003 in accordance with the accounting principles and their methods of application set forth in Regulation CRC-99-02, in the context of the requirements of section VI of this Regulation and on the basis of the practices described in paragraph A “Basis of preparation of the financial statements” of the notes to the combined financial statements.
      This report is being issued solely in connection with the Spin-Off and the listing of Arkema shares on the Eurolist by Euronexttm market.
Paris, La Défense, 3 April 2006.
KPMG Audit
Department of KPMG S.A.

René Amirkhanian	Jacques-François Lethu
Partner	Partner

APPENDIX B —
COMBINED FINANCIAL STATEMENTS AND STATUTORY AUDITORS’
REPORT FOR FINANCIAL YEAR 2004

B.1	Combined financial statements for financial year 2004

B.2	KPMG Audit report for financial year 2003

APPENDIX B.1 —
COMBINED FINANCIAL STATEMENTS 2004

COMBINED INCOME STATEMENT AT DECEMBER 31, 2004

	Notes	2004

		(In
		millions
		of
		euros)
Sales	(1&2)	5 318
Operating expenses		(4 655)
Research and development expenses	(3)	(183)
Selling and administrative expenses		(420)

Recurring operating income	(1)	60

Other expenses	(4)	(614)
Other income	(4)	9

Operating income	(1)	(545)

Equity in income of affiliates	(9)	7
Cost of debt	(5)	(3)
Income taxes	(6)	(40)

Net income		(581)

Of which minority interests		(8)

Net income — Group share		(573)

Earnings per share (amount in euros)		(9.46)
Diluted earnings per share (amount in euros)		(9.46)

Depreciation and amortization		(290)
Recurring EBITDA		350

COMBINED BALANCE SHEET AT DECEMBER 31, 2004

	Notes	31.12.2004

		(In
		millions
		of euros)
ASSETS
Intangible assets, net	(7)	172
Property, plant and equipment, net	(8)	1 301
Equity affiliates: investments and loans	(9)	80
Other investments	(10)	22
Deferred income tax assets	(6)	48
Other non-current assets	(11)	191

TOTAL NON-CURRENT ASSETS		1 814

Inventories	(12)	991
Accounts receivable	(13)	1 156
Prepaid expenses and other current assets	(13)	390
Income taxes recoverable		27
Cash and cash equivalents		77

TOTAL CURRENT ASSETS		2 641

TOTAL ASSETS		4 455

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	(14)	—
Paid-in surplus and retained earnings		1 757
Cumulative translation adjustment		(55)
Treasury shares		—

SHAREHOLDERS’ EQUITY — GROUP SHARE		1 702

Minority interests		15

TOTAL SHAREHOLDERS’ EQUITY		1 717

Deferred income tax liabilities	(6)	43
Provisions	(15)	940
Non-current debt	(16)	63

TOTAL NON-CURRENT LIABILITIES		1 046

Accounts payable		834
Other creditors and accrued liabilities	(17)	525
Income taxes payable		42
Current debt	(16)	291

TOTAL CURRENT LIABILITIES		1 692

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4 455

COMBINED CASH FLOW STATEMENT AT DECEMBER 31, 2004

	Note	31.12.2004

		(In
		millions
		of euros)
Cash flow — operating activities
Net income		(581)
Depreciation, amortization and impairment of assets	(7) & (8)	750
Provisions, valuation allowances and deferred taxes		(7)
(Gains)/losses on sales of assets		(5)
Undistributed affiliate equity earnings		(6)
Change in working capital		(117)

Cash flow from operating activities		34

Cash flow — investing activities
Intangible assets and property, plant, and equipment additions		(300)
Acquisitions of subsidiaries, net of cash acquired		(11)
Increase in long-term loans		(18)
Total expenditures		(329)
Proceeds from sale of intangible assets and property, plant, and equipment		13
Proceeds from sale of subsidiaries, net of cash sold		—
Proceeds from sale of other investments		1
Repayment of long-term loans		28
Total divestitures		42

Cash flow from investing activities		(287)

Cash flow — financing activities
Issuance (repayment) of shares		(2)
Dividends paid to Parent company shareholders		—
Dividends paid to Minority shareholders		(1)
Issuance of long-term debt		15
Repayment of long-term debt		(4)
Increase in short-term borrowings and bank overdrafts		301
Decrease in short-term borrowings and bank overdrafts		(18)

Cash flow from financing activities		291

Net increase/(decrease) in cash and cash equivalents		38
Effect of exchange rates and changes in scope		(13)
Cash and cash equivalents at the beginning of the year		52
Cash and cash equivalents at year-end		77

COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

								Recognized
	Shares issued				Cumulative	Treasury shares		directly	Shareholders’		Total
			Paid-in	Retained	translation			through	equity —	Minority	shareholders’
	Number	Amount	surplus	earnings	adjustment	Number	Amount	equity	Group share	interests	equity

	In millions of euros
As of January 1, 2004 (French GAAP)	—	—	—	2 550	(198)	—	—	—	2 352	25	2 377

IFRS adjustments	—	—	—	(220)	198	—	—	—	(22)		(22)

As of January 1, 2004 (IFRS)	—	—	—	2 330	—	—	—	—	2 330	25	2 355

Cash dividend	—	—	—	—	—	—	—	—	—	(1)	(1)
Net income	—	—	—	(573)	—	—	—	—	(573)	(8)	(581)
Issuance of share capital	—	—	—	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	—	—	—	—
Cancellation of purchased treasury shares	—	—	—	—	—	—	—	—	—	—	—
Sale of treasury shares	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	(1)	(1)
Transactions with shareholders	—	—	—	(573)	—	—	—	—	(573)	(10)	(583)

Changes in items recognized directly through equity	—	—	—	—	—	—	—	—	—	—	—
Change in translation adjustments	—	—	—	—	(55)	—	—	—	(55)	—	(55)
Items other than transactions with shareholders	—	—	—	—	(55)	—	—	—	(55)	—	(55)

As of December 31, 2004	—	—	—	1 757	(55)	—	—	—	1 702	15	1 717

*	See note 14
     The combined financial statements have been prepared in accordance with French accounting standards for 2003 and with IFRS for 2004. The impact of the IFRS adjustments amounted to €(22) million on Arkema ’s shareholders’ equity at January 1, 2004. The principal adjustments creating this impact were as follows:

—	Impairment tests on non-current assets, performed in accordance with IAS 36, led to an impact on reserves of €(46) million in respect of intangible assets and € (8) million in respect of property, plant & equipment.

—	Implementation of the component approach had a positive impact on reserves of € 36 million. As such, provisions recognized to cover costs of Major Technical Shutdowns were cancelled and an inspection component of the corresponding assets was recognized. This inspection component is depreciated on a straight-line basis over the period until the next stoppage.
      In addition, cumulative translation adjustments at January 1, 2004 were taken to reserves in application of IFRS 1 € (198) million.
      In the context of the admission of Arkema S.A. shares to listing, in order to present an economic view of the Arkema scope of business which did not previously constitute a separate legal structure within Total , combined financial statements have been prepared on the bases described hereafter.

      The accounting policies used in the preparation of these financial statements are those defined in the International Financial Reporting Standards (IFRS) that have been approved by the European Union at December 31, 2005.
      As combined accounts, and in application of the general principle set out in IAS 8 (in the absence of a specific IFRS addressing combined accounts), these financial statements have also been prepared in accordance with the principles set out in section VI of regulation 99-02 issued by the French Comité de Réglementation Comptable and, to the extent required, on the basis of conventions relating to the definition of the scope of combination and to the accounting treatment of certain transactions. These conventions are described in paragraph A “Basis of preparation of the combined financial statements” included in the notes to the combined financial statements.
      In this context, these combined accounts are not necessarily representative of the consolidated financial statements which would have been prepared if the creation of Arkema had occurred at a date prior to its actual or envisaged date of occurrence.

A.	BASIS OF PREPARATION OF THE COMBINED FINANCIAL STATEMENTS
      In these financial statements:

—	“Arkema S.A.” or “Company” means the company formerly named DAJA 34, whose shares will be approved for listing on Eurolist by Euronext™. By a resolution of its general meeting on 6 March 2006 and effective as of 18 April 2006, DAJA 34 was renamed Arkema;

—	“Arkema France” means the company formerly named Arkema (and before that Atofina). Arkema was renamed Arkema France by a resolution of its extraordinary general meeting on 20 February 2006, effective as of 18 April 2006;

—	“Group” or “Arkema” means the group composed of Arkema S.A., Arkema France and all the subsidiaries and shareholdings which will be directly or indirectly held by Arkema S.A. and Arkema France;

—	“Total S.A.” means the company Total S.A. whose shares are admitted to trading on Eurolist by Euronexttm;

—	“Total” means the Total group, that is Total S.A. and all the subsidiaries and shareholdings directly or indirectly held by Total S.A., with the exception of Arkema .

—	“Completion Date” means the day when the spin-off of Arkema’s Businesses comes into effect, which is planned for Thursday, 18 May 2006, at 00:00 am.

I. Background to the constitution of Arkema’s legal ownership structure
      In February 2004, Total decided to reorganize its Chemicals sector, bringing together three of its businesses, Vinyl Products, Industrial Chemicals and Performance Products, in a new structure which, on October 1, 2004, took the name of Arkema .
      As the businesses which constituted Arkema were not contained within a separate legal structure prior to this decision, a number of capital transactions were, or will be before the date of listing, carried out within Total in order to allow Arkema to legally own all of its subsidiaries. Thus:

•	Companies which carried out Arkema’s and non-Arkema ’s Businesses were split into separate entities by means of asset and liability contributions or transfers as of October 1, 2004, mainly in France, Germany, the United Kingdom, Spain, Italy and Singapore.

•	Companies which operated in Arkema’s Businesses but which were not owned by companies belonging to Arkema were or will be brought together under a holding company through a number of acquisition or spin-off transactions.

•	Companies which did not operate in Arkema’s Businesses but which were owned by companies controlled by Arkema were, or will be, sold to Total .
      All of these transactions generated internal changes in the identity of companies which owned investments within Arkema however the overall level of ownership by Total was not modified. These transactions were considered to be exchanges of assets between entities under common control and were thus carried out at net book value.

II. Scope of combination
      Historically, the Arkema’s Businesses were not separately reported in the financial statements as they did not constitute a distinct business segment within Total. Combined financial statements have thus been prepared in order to present an economic view of the Arkema’s Businesses as from 2003. These combined financial statements have been prepared on the basis of the companies’ financial statements historically consolidated in Total ’s accounts, in accordance with the policies and procedures then applicable in that group.
      The scope of combination includes, in addition to companies owned directly or indirectly by Arkema France, companies owned directly by the Total group which are operationally attached to Arkema’s businesses. Companies owned by entities controlled by Arkema but whose activities are not operationally attached to Arkema have been excluded from the scope of combination.
      In addition, over the period for which the combined financial statements are prepared, certain companies carried out both Arkema’s and non-Arkema’s Businesses (mainly Petrochemicals businesses and Specialty Chemicals businesses). In order to only combine businesses which are operationally attached to Arkema , the non-Arkema’s Businesses were carved out from the individual financial statements of such companies included in the scope of combination, particularly in France, Germany, Italy, the United Kingdom and Spain. For the periods prior to the asset and liability contributions or transfers completed on October 1, 2004, the non-Arkema’s Businesses were excluded in the following manner:

•	assets and liabilities which did not belong to Arkema were identified on the basis of the assumptions made in the legal transactions completed on October 1, 2004. These assets and liabilities were excluded through a double entry to shareholders’ equity or debt, depending on the nature of the transactions in question.

•	income and expenses were allocated on the basis of management accounting which presented a breakdown by operational activity either directly attached, or not, to Arkema’s Businesses. Income and expenses which could not be directly allocated were recorded in a Corporate section. Income and expenses of this section were subjected to detailed analysis and were then allocated in a manner consistent with the assumptions made on allocation of assets and liabilities to each business. In addition certain expenses (mainly general and administrative expenses) which could not be directly allocated to Arkema’s Businesses were allocated on the basis of relevant criteria depending on the nature of the costs in question. These costs do not cover the cost of additional head office functions that Arkema will need to bear as an independent listed Group. Such latter costs will be incorporated in the pro forma financial statements.

•	cash flows related to Arkema’s Businesses were analyzed on the basis of the assumptions made in the allocation of assets and liabilities to each business.

III. Specific operations

III.1 Former industrial sites
      Certain industrial sites of Arkema companies on which activities have been discontinued have been excluded from the combined financial statements as from the date of cessation of business because of agreements under which Total accepts to take over such sites and the related environmental risks. The sites in question are located in France and in Belgium.

      Active sites in respect of which Total has assumed the environmental risks have been maintained in the financial statements, with the costs related to this transfer of risks being included in expenses under the “restructuring and environmental charges” caption.
      In the United States, Total will assume the financial impact of clean-up obligations (costs of restoration and clean-up of the soil and groundwater, the costs of proceedings, the costs associated with settlement agreements and the costs of compensating damage caused to persons, property and natural resources) of certain closed industrial sites which were operated or owned by Arkema in the past and sites owned by third parties but in respect of which the Group is liable as a result of having used them to store waste from the aforementioned sites. As from January 1, 2006, Total will reimburse the costs incurred by Arkema Inc. (net of tax impact). Arkema maintains the existing provisions in its financial statements and recognizes a receivable on Total corresponding to the share of the provisions (net of tax impact) recognized by Arkema Inc. which are expected to be used after January 1, 2006.

III.2 Employee benefit obligations
      In accordance with the laws and practices of each country, Arkema participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the governmental bodies responsible for the payment of benefits.
      Employees and retirees benefiting from these plans have been allocated on the basis of the split of operations between Arkema’s Businesses and non-Arkema’s Businesses at October 1, 2004 (date of legal creation of the Arkema companies). This allocation is deemed to be effective as of January 1, 2003 in the combined financial statements.

Pension and other post employment benefits
      Valuation assumptions have not been modified compared to those used in the historical financial statements.
      The provision at January 1, 2004 corresponds to the net funding obligation, if any, in the context of first time application of IFRS. Unrecognized actuarial gains and losses at this date have been recorded against opening shareholders’ equity at January 1, 2003, being the date at which these benefit obligations are deemed to be initially recognized.
      In addition, the combined financial statements have the following specific characteristics:

•	Benefit obligations relating to rights vested in the United States in respect of employees who had retired or left the Group before December 31, 2004, and the corresponding plan assets, have been almost completely excluded from the combined financial statements as a result of agreements under which Total will bear the related expenses and provisions. The same principle is applicable in the United Kingdom for rights in respect of employees who had retired or left the Group before September 30, 2004 and for the corresponding plan assets.

•	Benefit obligations related to the supplementary pension plans of Arkema France were outsourced to an insurance company in 2004 and 2005. This transaction is deemed to have been carried out on January 1, 2003:

•	For the pensioners, the transaction corresponds to the complete transfer of the obligation to the insurance company, the payments were made in 2004 and 2005;

•	For active employees, the transaction corresponds to external financial covering of benefit obligations which are reflected in the financial statements in accordance with the valuation methodology defined in the outsourcing contract.

Arkema France “CASAIC” pre-retirement plan
      In accordance with the terms of the asset and liability contribution agreement signed on October 1, 2004, obligations related to the CASAIC pre-retirement plan have been kept by Arkema, including those related to petrochemicals businesses which remained with Total .
      Arkema will be fully responsible for managing these obligations until the provisions are no longer required.

Other long-term benefits
      Valuation of long-service awards was carried out on the basis of the breakdown of the workforce between Arkema’s Businesses and non-Arkema’s Businesses as of October 1, 2004 (date of the legal creation of the Arkema companies).
      These benefit obligations were initially recognized as of January 1, 2003 in the combined financial statements.

III.3 Income taxes
      Current and deferred tax expense was determined without taking account of the effect of any tax consolidations existing within Total and without taking account of any future tax consolidations as may exist within the new Arkema legal structure.
      Results of French companies whose business is attached to the Arkema scope were taken into account in the tax consolidation put in place by Total in application of the provisions of article 223-A of the French General Tax Code. In application of the tax consolidation agreement, any tax losses incurred up until December 31, 2005 will be kept by Total .

III.4 Debt and shareholders’ equity
      The combined financial statements include companies which, at January 1, 2003, did not yet have any ownership relationship between them and, conversely, exclude companies whose businesses are not operationally attached to Arkema’s businesses but which are still owned at January 1, 2003 by Arkema companies. These transactions have been dealt with in the following manner in the combined financial statements:

Acquisitions of companies
      Acquisitions of companies not owned by Arkema companies have all been deemed completed on January 1, 2003 with a double entry being recorded as an increase to financial debt. Any difference between the transaction value and the shareholders’ equity of the acquired company has been recognized directly through shareholders’ equity as of January 1, 2003.
      The transaction price has not been retroactively adjusted for the results of the periods between January 1, 2003 and the transaction date. This difference has been recognized in shareholders’ equity as of January 1, 2003.

Exclusion of companies from the scope of combination
      Disposals of investments not operationally attached to Arkema’s Businesses but owned by Arkema companies are deemed to have been completed on January 1, 2003 with a double entry being recorded as a decrease to financial debt.
      As for acquisitions, the difference between the historical book value and the sale price has been recognized through shareholders’ equity. Results prior to the date of sale and any gains or losses on sale have been excluded from the combined income statement.

Recapitalizations
      Recapitalizations which took place between January 1, 2003 and December 31, 2005 in the context of implementation of the transactions related to the constitution of the Group are deemed to have been completed on January 1, 2003.

Recognition of dividends
      Certain entities whose business is operationally attached to Arkema but which have not historically been owned by Arkema companies have paid dividends between January 1, 2003 and the date of acquisition of their shares (by Arkema companies). These dividends have been considered as having been received by ARKEMA, with a double entry being recorded as a decrease to financial debt.
      Symmetrically, dividends received by Arkema companies as from January 1, 2003 from subsidiaries which are not operationally attached to Arkema (and which were subsequently sold after payment of these dividends) have been removed from cash flows received by the Group. The level of financial debt at January 1, 2003 has been adjusted in consequence.

Cost of debt
      The cost of net debt, whose payment itself constitutes a change in the amount of debt, has been determined on the basis of the historical financial cost of transactions which relate exclusively to Arkema businesses, adjusted to reflect the finance expense related to the effect of the aforementioned transactions. The latter finance expense is calculated on the basis of an average annual interest rate.

B.	ACCOUNTING POLICIES
      Arkema ’s combined financial statements were prepared under the responsibility of the Chairman and CEO of Arkema S.A.
      The 2004 combined financial statements have been prepared in accordance with the international accounting standards issued by the IASB (International Accounting Standards Board) that have been approved by the European Union.
      The combined financial statements are presented without comparative prior period accounts.
      Preparation of combined financial statements in accordance with the IFRS conceptual framework required Group management to make estimates and retain assumptions that can have an impact on the amounts recognized in assets and liabilities at the balance sheet date, and have a corresponding impact on the income statement. Management made its estimates and determined its assumptions on the basis of past experience and taking into account different factors considered to be reasonable for the valuation of assets and liabilities. Use of different assumptions could have a material effect on these valuations.
      The paragraphs below describe the methodology applied in first time application of IFRS as of January 1, 2004. They also describe the optional methods retained by the Group:
      IFRS 1, which sets out the methodology for first time adoption of IFRS, authorizes a number of exceptions from the general principle of retrospective application of international standards. In this context, Arkema has retained the following options:

—	Business combinations which occurred before January 1, 2004 are not retrospectively restated;

—	Cumulative translation adjustments are set to nil at January 1, 2004 with the double entry to reserves;

—	Recognition of actuarial gains and losses relating to employee benefits in the provision for pension and similar post employment benefit obligations at January 1, 2004 with the double entry to reserves at that date.

      In terms of accounting policies, Arkema has retained the following options:

—	Valuation of intangible assets and property, plant and equipment on a historical cost basis as the Group did not elect for the option to restate them at fair value;

—	Recognition of actuarial gains and losses on employee commitments in accordance with the corridor method (see the “Pension and similar post employment benefit obligations” accounting policy);

—	Companies under joint control are accounted for under the equity method.
      In addition, Arkema decided to apply IAS 32 and IAS 39 relating to financial instruments as from January 1, 2005 and opted for early application of IFRIC 4 “Determining whether an arrangement contains a lease” as of January 1, 2004.
      If the applicable standards or interpretations do not specifically address a given transaction, management will use its judgment to define and apply accounting policies which will provide relevant and reliable financial reporting and will ensure that the treatment adopted is comprehensive, prudent, gives a fair view of the operational and financial impacts and reflects the economic substance of the transaction. The principal accounting policies applied by the Group are presented below.

I.	Combination principles
      The scope of combination includes, in addition to companies owned directly or indirectly by Arkema France, investments owned by companies in the Total group because of their operational attachment to Arkema’s Businesses. Investments owned by companies controlled by Arkema but whose businesses are not operationally attached to Arkema have been excluded from the scope of combination.
      The principles applied in preparing the combined financial statements are as follows:

•	Companies operationally attached to Arkema’s businesses at December 31, 2004 which are directly or indirectly controlled by Arkema, or directly or indirectly controlled by Total , have been fully included in the combined financial statements.

•	Investments in companies under joint control are accounted for by the equity method.

•	Investments in associates over which significant influence is exercised are accounted for under the equity method. Where the ownership interest is less than 20%, combination under the equity method is only applied in cases where significant influence can be demonstrated.

•	Shares owned in companies which do not meet the above criteria are included in other investments.
      All material transactions between combined companies, and all intercompany profits have been eliminated.

II. Foreign currency translation

II.1. Translation of financial statements of foreign companies
      The functional operating currency of foreign companies in the scope of combination is their local currency, in which most of their transactions are denominated. Their balance sheets are translated into euros on the basis of exchange rates at the end of the period; the statements of income and of cash flows are translated using the average exchange rates during the period. Foreign exchange differences resulting from translation of the financial statements of these subsidiaries are recorded either in “Cumulative translation adjustments” in shareholders’ equity in the combined financial statements for the Group share or in “Minority interests” for the minority share.

II.2. Transactions in foreign currencies
      In application of IAS 21 “The effects of changes in foreign exchange rates”, transactions denominated in foreign currencies are translated by the entity carrying out the transaction into its functional currency at the exchange rate applicable on the transaction date. Monetary balance sheet items are restated at the closing exchange rate at the balance sheet date. Gains and losses resulting from translation are recognized in recurring operating income.

III. Intangible assets
      Intangible assets include goodwill, software, patents, trademarks, leasehold rights and research and development costs.
      Intangible assets are recognized in the balance sheet at their acquisition or production cost, less any accumulated amortization and allowances for impairment in value.
      Intangible assets other than goodwill and trademarks are amortized on a straight-line basis over 3 to 20 years depending on the useful life of the assets.

III.1. Goodwill
      Goodwill represents the difference between the purchase price, as increased by related costs, of shares of combined companies and the Group share of the value of their net assets at the acquisition date. Goodwill is not amortized, in accordance with IFRS 3 “Business combinations”. It is subject to impairment tests as soon as any indicators of potential impairment are identified. At a minimum, impairment tests are performed annually. The methodology used for the performance of impairment tests is described in paragraph V.

III.2. Research and development costs
      Research costs are recognized in expenses in the financial year in which they are incurred.
      Under IAS 38 “Intangible assets”, development costs are capitalized as intangible assets as soon as the enterprise can demonstrate, in particular:

•	Its intention and its financial and technical ability to complete the development project,

•	That it is probable that future economic benefits attributable to the development costs will flow to the enterprise, and

•	That the cost of the asset can be measured reliably.

IV. Property, plant & equipment

IV.1. Gross value
      The gross value of items of property, plant and equipment corresponds to their acquisition or production cost in accordance with IAS 16 “Property, plant & equipment”. Gross value is not subject to revaluation.
      Equipment subsidies are deducted directly from the cost of the assets which they financed. Routine maintenance and repairs are charged to income in the financial year in which they are incurred. Costs related to major maintenance shutdowns of large chemical facilities are capitalized at the time they are incurred and depreciated over the period between two such major shutdowns.
      Fixed assets which are held under finance lease contracts, as defined in IAS 17 “Leases” and IFRIC 4, which have the effect of transferring substantially all the risks and rewards inherent to ownership of the asset from the lessor to the lessee, are capitalized in assets at the discounted value of future lease payments or at their market value if lower (such assets are depreciated using the methods and useful lives described below). The corresponding lease obligation is recorded as a liability. Leases which do not meet the above definition of finance leases are accounted for as operating leases.

IV.2. Depreciation
      Depreciation is calculated on a straight-line basis on the basis of the acquisition or production cost. Assets are depreciated over their estimated useful lives by category of asset. The principal categories and useful lives are as follows:

• Machinery and tools:	5-10 years
• Transportation equipment:	5-20 years
• Specialized complex installations:	10-20 years
• Buildings:	10-30 years
      These useful lives are reviewed annually and modified if expectations change from the previous estimates; such changes in accounting estimate are accounted for on a prospective basis.

V.	Impairment of long-lived assets
      The recoverable value of property, plant & equipment and intangible assets is tested as soon as any indications of impairment are identified. A review to identify if any such indications exist is performed at each year-end. An impairment test is performed at least once a year in respect of goodwill and trademarks, being assets with indefinite useful lives.
      An asset’s recoverable value corresponds to its value in use or its fair value net of costs of disposal if the latter is greater.
      Tests are performed for each autonomous group of assets, termed Cash Generating Units (CGUs). A CGU is a group of assets whose continued use generates cash flows that are substantially independent of cash flows generated by other groups of assets. They are worldwide business operations, which bring together groups of similar products in strategic, commercial and industrial terms. The value in use of a CGU is determined on the basis of the discounted future cash flows that are expected to be generated by the assets in question, based upon Group management’s expectation of future economic and operating conditions or, when the asset is to be sold, by comparison with its market value.
      Any impairment is calculated as the difference between the recoverable value and the carrying amount of the CGU. Because of its unusual nature, any such impairment is presented separately in the income statement under the “Other income and expenses” caption. Impairment may be reversed, to the maximum carrying amount that would have been recognized for the asset had the asset not been impaired. Impairment recognized on goodwill cannot be reversed under any circumstances.

VI. Financial assets and liabilities
      For the Group, financial assets and liabilities are principally comprised of:

•	Other investments,

•	Other non-current assets (loans and advances),

•	Non-current and current debt.

VI.1. Other investments (in non-combined companies and in investment securities)
      These securities are accounted for at their historical cost. If an objective indicator of impairment in the value of a financial asset is identified (particularly a material long-term decrease in its value), a provision for impairment is recognized through recurring operating income.

VI.2. Financial loans and receivables
      Loans and financial receivables are stated at their nominal amount, as increased by any accrued interest. They may be provided against, either in whole or in part, where their recoverable value falls below their nominal value.

VI.3. Cash and cash equivalents
      Cash and cash equivalents are liquid assets and assets which can be converted into cash within less than 3 months.

VI.4. Non-current and current debt
      Non-current and current debt is stated at its nominal amount as increased by any accrued interest.

VII. Inventories
      Inventories are valued in the combined financial statements at the lower of cost and net realizable value, in accordance with IAS 2 “Inventories”. Cost of inventories is generally determined using the weighted average cost (WAC) method.
      Cost of chemical products inventories includes raw material and direct labor costs and an allocation of production overheads and straight-line depreciation. Start-up costs and general and administrative costs are excluded from the cost of chemical products inventories.

VIII. Accounts receivable
      Trade receivables are recognized at their nominal value. If required, a bad debt provision is recognized on the basis of the risk of non-recovery of the receivables.

IX. Provisions
      A provision is recognized when:

•	The Group has a legal, regulatory or contractual obligation to a third party resulting from past events. An obligation can also result from Group practices or public commitments that create a reasonable expectation among the third parties in question that the Group will assume certain responsibilities.

•	It is certain or probable that the obligation will lead to an outflow of resources to the benefit of the third party, and

•	Its amount can be estimated reliably and corresponds to the best possible estimate of the commitment. If this is not the case, disclosure is made in the notes to the financial statements in respect of the obligation (See Note 18 — Contingent liabilities).
      When it is expected that the Group will obtain partial or total reimbursement of the cost that was provided against, the expected reimbursement is recognized in receivables if, and only if, the Group is virtually certain of the receipt.

X.	Pension and similar post employment benefit obligations
      In accordance with IAS 19 “Employee benefits”:

•	Payments made in the context of defined contribution pans are recognized in expenses of the period.

•	Obligations in respect of defined benefit plans are recognized and valued using the actuarial projected unit credit method.
      For defined benefit plans, the valuation of obligations under the projected unit credit method principally takes into account:

•	An assumption concerning the date of retirement,

•	A discount rate which depends on the geographical region and the duration of the obligations,

•	An inflation rate,

•	Assumptions in respect of future increases in salaries, rates of employee turnover and increases in health costs.
      Differences which arise between the valuation of obligations and forecasts of such obligations (on the basis of new projections or assumptions) and between forecasts and outcomes of returns on plan assets are termed actuarial gains and losses. In application of the corridor method, the portion of such gains and losses which exceeds 10% of the greater of the amount of the obligations or the fair value of plan assets is amortized over the expected average remaining working life of employees.
      On modification or creation of a plan, the portion of obligations which vest immediately as a result of past service is charged immediately to income; the portion of obligations which do not vest immediately is amortized over the remaining vesting period.
      The amount of the provision takes account of the value of assets which are allocated to cover pension and other post-employment benefit obligations. The value of these assets is deducted from the provision for such benefit obligations.

Long-term benefits
      In respect of long-term benefits, and in accordance with applicable laws and regulations, provisions are recognized using a simplified method. Thus, if an actuarial valuation using the projected unit cost method is required, actuarial gains and losses and all past service costs are recognized immediately in the provision without application of the corridor rule.
      The net expense related to pension benefit obligations and other employee benefit obligations in recognized in current operating income.

XI. Recognition of sales
      Sales are recognized on transfer to the purchaser of the risks and rewards related to ownership of the goods.

XII. Deferred income taxes
      The Group uses the liability method whereby deferred income taxes are recognized based upon the temporary differences between the financial statement and tax basis of assets and liabilities, as well as on tax loss carryforwards and other tax credits, in accordance with IAS 12 “Income taxes”.
      Deferred tax assets and liabilities are valued on the basis of enacted, or virtually enacted, tax rates at the balance sheet date. The effect of any changes in tax rates is recognized in income for the financial year.
      Deferred tax assets are recognized to the extent that their recovery is probable. In order to assess the likelihood of recovery of such assets, account is notably taken of the profitability outlook determined by the Group.

XIII. Earnings per share
      The number of shares used for the calculation of earnings per share was determined as being the number resulting from the application of the spin-off share issuance ratio, being 1 for 10, to the number of Total S.A. shares in issue at December 31, 2005, excluding Total S.A. shares directly owned by Total S.A. (in respect of which no Arkema S.A. shares will be issued).
      Diluted earnings per share is equal to earnings per share as no dilutive instrument has been issued.

XIV. Information by segment
      Information by segment is prepared on the basis of two separate criteria. The primary criterion is based on the Group’s business segments; the secondary criterion is based on the main geographical areas in which the group operates.
      The financial information for each business segment is reported on the same basis as that used internally by management in assessing segment performance and in allocation of segment resources.
      The Group’s activities are conducted through three business segments: Vinyl Products, Industrial Chemicals and Performance Products.

•	Vinyl Products include chlorochemicals and PVC, vinyl compounds and downstream converting (pipes and profiles). They are used in areas such as water treatment, healthcare, hygiene, electronics, sports and leisure and automobile equipment.

•	Industrial Chemicals brings together acrylics, PMMA, thiochemicals, fluorochemicals and hydrogen peroxide. These intermediates are used as raw materials in numerous industrial sectors such as refrigeration, insulation, production of paper pulp, textiles, pharmaceuticals, animal feed, ink and paint, electronics and the automobile sector.

•	Performance Products brings together technical polymers, specialty chemicals, organic peroxides, additives, urea formaldehyde resins and agrochemicals. They are used in a variety of sectors from transport to sporting equipment, cosmetics to medical equipment, construction, civil engineering and even electronics.
      Functional and financial activities which cannot be directly allocated to operational activities are brought together under a Corporate section.

XV. Main accounting and financial indicators
      The main performance indicators used are as follows:

•	Operating income: this includes all income and expenses other than the cost of debt, equity in income of affiliates and income taxes.

•	Other income and expenses: these correspond to a limited number of well-identified non-recurring items of income and expense of a particularly material nature that the Group presents separately in its income statement in order to facilitate understanding of its recurring operational performance. These items of income and expense are:

—	Impairment losses in respect of non-current assets,

—	Gains or losses on sale of assets,

—	Certain large restructuring and environmental expenses which would hamper the interpretation of recurring operating income,

—	Certain expenses related to litigation and claims whose nature is not directly related to ordinary operations,

—	Costs related to the Spin-Off of Arkema’s Businesses.

•	Recurring operating income: this is calculated as the difference between operating income and other income and expenses as previously defined.

•	Recurring EBITDA: this corresponds to recurring operating income increased by depreciation and amortization.

•	Working capital: this corresponds to the difference between inventories, accounts receivable, prepaid expenses and other current assets and tax receivables on the one hand and accounts payable, other creditors and accrued liabilities and income tax liabilities on the other hand.

•	Capital employed: this is calculated by aggregating the net carrying amounts of intangible assets, property, plant and equipment, equity affiliate investments, other investments, other non-current assets (excluding deferred tax assets) and working capital.

•	Net debt: this is the difference between current and non-current debt and cash and cash equivalents.

XVI. Cash flow statements
      Cash flows in foreign currencies are translated into euros using the average exchange rates during the year. The cash flow statement excludes foreign exchange differences arising from the translation into euros of assets and liabilities recognized in balance sheets denominated in foreign currencies at the end of the period (except for cash and cash equivalents). In consequence, cash flows cannot be recalculated on the basis of the amounts shown in the balance sheet.
      Changes in short-term borrowings and bank overdrafts are included in cash flows from financing activities.

NOTES TO THE COMBINED FINANCIAL STATEMENTS
All amounts are expressed in millions of euros unless otherwise indicated.

1	Information by business segment
      Information by business segment is presented on the same basis as that used internally in the preparation of management reporting. It represents the internal segment financial information used to manage and assess the Group’s performance. The Group’s activities are conducted through three business segments: Vinyl Products, Industrial Chemicals and Performance Products.
      Operating income and assets are allocated between business segments prior to inter-segment adjustments. Sales prices between segments approximate market prices.

	2004

	Vinyl	Industrial	Performance	Holding/	Group
	Products	Chemicals	products	Corporate	total

	(In millions of euros)
Non-Group sales	1 367	2 143	1 800	8	5 318
Inter-segment sales	74	151	19	1	—
Total sales	1 441	2 294	1 819	9	—

Recurring operating income	(7)	123	7	(63)	60

Other income and expenses	(299)	(47)	(102)	(157)	(605)
Operating income	(306)	76	(95)	(220)	(545)

Equity in income of affiliates	6	—	1	—	7
Details of significant non-cash expenses by segment:
Depreciation and amortization	(59)	(115)	(103)	(13)	(290)
Asset impairment	(300)	(24)	(105)	(43)	(472)
Changes in provisions recognized through income	3	(22)	(14)	34	1
Recurring EBITDA	52	238	110	(50)	350
Employees at year end	5 250	6 200	7 106	—	18 556
Intangible assets & Property, plant, and equipment, net	90	781	587	15	1 473
Investments in equity affiliates	31	41	2	6	80
Non-current assets (excluding deferred income tax assets)	93	57	18	45	213
Working capital	275	372	485	31	1 163

Capital employed	489	1 251	1 092	97	2 929
Provisions	(155)	(175)	(156)	(454)	(940)
Deferred income tax assets	—	—	—	48	48
Deferred income tax liabilities	—	—	—	(43)	(43)
Net debt	—	—	—	277	277
Intangible assets and property, plant, and equipment additions(2)	59	135	100	6	300

(1)	No reversals of provisions for impairment were recognized in 2004.

(2)	Including additions recognized in accordance with IFRIC 4
     Because of their unusual or particularly material nature, certain transactions are monitored at Group level and are excluded from the business segments.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

2	Information by geographical area

	2004

		Rest of			Rest of the
	France	Europe	NAFTA(1)	Asia	world	Total

	(In millions of euros)
Non-Group sales	935	2 233	1 246	660	244	5 318
Capital employed	1 475	500	774	154	25	2 929
Intangible assets and property, plant, and equipment additions(2)	177	32	81	10	—	300
Employees at year end	11 618	2 895	2 786	1 139	118	18 556

(1)	NAFTA: United States, Canada, Mexico.

(2)	Including additions recognized in accordance with IFRIC 4.
     Non-Group sales are presented on the basis of the geographic location of customers. Capital employed is presented on the basis of the location of the assets in question.

3	Research and development expenses
      Research and development expenses include salaries, purchases, sub-contracting costs, depreciation and amortization.

4	Other income and expenses

	31.12.04

	Expenses	Income

	(In millions of euros)
Restructuring and environmental charges	(114)	2
Goodwill impairment charges	(80)	—
Asset impairment charges (other than goodwill)	(392)	—
Litigation and claims	(28)	—
Gains (losses) on sales of assets	—	7

Total other income and expenses	(614)	9

No reversals of provisions for impairment were recognized in 2004.
      Restructuring and environmental costs mainly include expenses related to pre-retirement programs in France (€63 million), to restructuring of the acrylic sheets business — mainly in the Netherlands (€14 million) and to environmental liabilities (€ 16 million, mainly in France)
      Asset impairment mainly relates to impairment losses recognized on Vinyl Products, Industrial Chemicals and Performance Products assets. The breakdown by segment is provided in note 1 “Information by business segment”.
      Expenses relating to litigation and claims mainly correspond to provisions recognized in respect of proceedings in progress in Europe and the United States pertaining to antitrust legislation.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

5	Cost of debt
      The cost of debt amounts to € 3 million. The average interest rate applied in the financial year was 2.22%.

6	Income taxes
      The income tax expense is broken down as follows:

In millions of euros

Current income taxes	(61)
Deferred income taxes	21
Total income taxes	(40)
      The analysis by source of the net deferred tax asset is as follows, before offset of assets and liabilities at fiscal entity level:

In millions of euros

Tax loss and tax credit carryforwards	—
Provisions for pensions and similar obligations	87
Other temporarily non-deductible provisions(1)	213
Gross deferred tax assets	300
Valuation allowance	(149)
Excess tax over book depreciation	64
Other temporary tax deductions	82
Gross deferred tax liabilities	146
Net deferred tax assets	5

(1)	See notes 4 & 15.
     After offset of assets and liabilities at fiscal entity level, deferred taxes are presented as follows in the balance sheet:

In millions of euros

Deferred tax assets	48
Deferred tax liabilities	43
Net deferred tax assets	5

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Reconciliation between income tax expense and pre-tax income

In millions of euros

Net income	(581)
Income taxes	(40)
Pre-tax income	(541)
French corporate tax rate	34.93%
Theoretical tax income (expense)	189
Difference between French and foreign income tax rates	10
Tax effect of equity in income of affiliates	2
Permanent differences	(82)
Change in valuation allowance	(20)
Deferred tax assets not recognized(1)	(145)
Research tax credits	6
Income taxes per the income statement	(40)

(1)	These are mainly comprised of losses used in the Total group tax consolidation
     The French corporate tax rate includes the standard tax rate (33.33%) and additional taxes applicable in 2004 that bring the overall tax rate to 34.93%.
     Time limits for carryforward of tax losses and tax credits
      The Group has tax losses carryforwards and tax credits which can be used up to their year of expiration indicated in the table below:

		Tax
	Base	amount*

	(In millions of
	euros)
2004
2005	2	1
2006	10	3
2007	5	1
2008	2	1
2009 and beyond	14	4
Tax losses that can be carried forward indefinitely	100	38
Total	133	48
Tax credits that can be carried forward indefinitely	—	7

* These tax losses and tax credits have not given rise to recognition of deferred tax assets in the balance sheet.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

7	Intangible assets

		Other
		intangible
	Goodwill	assets	Total

	(In millions of euros)
Gross value
As of January 1, 2004	547	393	940
Acquisitions	—	5	5
Disposals	—	(5)	(5)
Changes in scope	3	—	3
Translation adjustments	(34)	(11)	(45)
Reclassifications	—	38	38
As of December 31, 2004	516	420	936

Accumulated amortization and impairment
As of January 1,2004	(318)	(344)	(662)
Amortization	—	(23)	(23)
Impairment through the income statement (see note 4)	(80)	(6)	(86)
Disposals	—	3	3
Changes in scope	(2)	—	(2)
Translation adjustments	28	9	37
Reclassifications	1	(32)	(31)
As of December 31, 2004	(371)	(393)	(764)

Net
As of January 1 2004	229	49	278
As of December 31, 2004	145	27	172
      At December 31, 2004, other intangible assets are mainly composed of patents, trademarks, software and licenses.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

8	Property, plant & equipment

			Other
	Land	Complex	property,
	and	industrial	plant and	Construction
	buildings	facilities	equipment	in progress	Total

	(In millions of euros)
Gross value
As of January 1, 2004	1 182	2 900	1 376	169	5 627
Acquisitions	10	62	15	209	296
Disposals	(21)	(84)	(51)	—	(156)
Changes in scope	—	1	—	—	1
Translation adjustments	(18)	(71)	(5)	(8)	(102)
Reclassifications	10	63	61	(137)	(3)
As of December 31, 2004	1 163	2 871	1 396	233	5 663

Accumulated depreciation and impairment
As of January 1, 2004	(816)	(2 201)	(919)	—	(3 936)
Depreciation and impairment through the income statement	(82)	(395)	(152)	(12)	(641)
Disposals	19	82	47	—	148
Changes in scope	—	(1)	—	—	(1)
Translation adjustments	9	58	2	—	69
Reclassifications	26	(25)	(2)	—	(1)
As of December 31, 2004	(844)	(2 482)	(1 024)	(12)	(4 362)

Net
As of January 1, 2004	366	699	457	169	1 691
As of December 31, 2004	319	389	372	221	1 301
      No reversals of provisions for impairment were recognized in 2004.
     At December 31, 2004, other property, plant and equipment is mainly comprised of machinery and tools with a gross value of €881 million and accumulated depreciation and provisions for impairment of €683 million Impairment of property, plant & equipment recognized in the 2004 financial year amounted to € 376 million.
      The figures above include the following amounts in respect of assets held under finance lease arrangements:

		Depreciation
	Gross	and	Net
	value	impairment	value

	(In millions of euros)
Complex industrial facilities	36	36	—

      They mainly correspond to leases of a pipeline and of transport barges.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

9	Equity affiliates: investments and loans

	December 31, 2004

		Equity	Equity in
	% ownership	value	income

	(In millions of euros)
American Accryl NA LLC (DE)	50%	25	—
Qatar Vinyl Company Limited Q.S.C.	13%	19	6
Oxochimie	50%	16	—
Vinilis	35%	11	—
Arkema Yoshitomi Ltd	49%	5	1
Arkema Colombia S.A.	83%	3	—
Water Treatment Solutions	50%	1	—
Investments	—	80	7
Loans	—	—	—

Total	—	80	7

10	Other investments
      Other investments include the Group’s investments in various non-listed companies, including and companies that distribute Arkema products.
      The main movements in the year are as follows:

(In millions of
euros)

At January 1, 2004	23
Acquisitions	3
Disposals	(1)
Reversal of valuation allowance	(3)
Changes in scope	—
Translation adjustments	—
Other movements

At December 31, 2004	22

11	Other non-current assets

	31.12.2004

		Valuation
	Cost	allowance	Net

	(In millions of euros)
Loans and advances(1)	181	(6)	175
Security deposits paid	16	—	16

Total	197	(6)	191

(1)	Excluding loans to equity affiliates (see note 9).
     Loans and advances are notably comprised of an advance paid to EDF in 1995, representing a contractual right (guaranteed delivery of a minimum quantity of electricity for 25 years).

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

12	Inventories

31.12.2004

(In millions of euros)
Inventories (cost)	1 063

Opening valuation allowance	(83)
Net reversal in year	10
Change in scope	—
Translation adjustments	1

Closing valuation allowance	(72)
Inventories (net)	991

Of which:
Raw materials and spare parts	332
Finished products	659
      Reversals in inventory provisions in 2004 mainly reflect the scrapping of an inventory of spare parts that was fully written off.

13	Accounts receivable, prepaid expenses and other current assets
      Accounts receivable are stated net of a bad debt provision of €37 million. Prepaid expenses and other current assets are mainly comprised of various tax receivables from governments in an amount of € 265 million.

14	Shareholders’ equity
      In the calculation of earnings per share, the number of shares retained was 60,594,978 (see note B — Accounting policies — section XIII)

15	Provisions

	Pension and similar
	post employment	Litigation	Environmental	Restructuring
	benefit obligations	and claims	contingencies	provisions	Other	Total

	(In millions of euros)
As of January 1, 2004	315	232	149	109	155	960
Increases in provisions	57	36	34	29	66	222
Reversals of provisions on use	(54)	(48)	(23)	(40)	(25)	(190)
Reversals of unused provisions	(12)	—	—	(2)	(4)	(18)
Changes in scope	—	—	—	—	(19)	(19)
Translation adjustments	(2)	(1)	(7)	—	(2)	(12)
Other	7	—	2	2	(14)	(3)

As of December 31, 2004	311	219	155	98	157	940

Of which less than one year	33 *	13	20	29	21
Of which more than one year		206	135	69	136

*	This amount relates to amounts payable under the CASAIC plan

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Provisions for pensions and similar benefits
      At December 31, 2004, provisions for pensions and similar benefits are mainly comprised of a Group pre-retirement plan in an amount of €88 million, pension benefits of €149 million and other benefits of € 69 million. Other benefits are mainly comprised of healthcare plans.
      In accordance with the laws and practices of each country, the Group participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the national bodies responsible for the payment of benefits.
      These plans are either defined contribution plans or defined benefit plans. In certain cases they can be either partly or totally funded by investments in dedicated plan assets, mutual funds, general funds of insurance companies or other assets. For defined contribution plans, expenses correspond to contributions paid.
      The Group’s benefit obligations are mainly located in France, the United States, the Netherlands and Germany. The principal benefit obligations in respect of which funding has been put in place are pension benefits in France, the United States and the Netherlands. In France, supplementary pension plans closed up to 1973 at the latest, concerning an active working population, were subject to a transfer of pension rights to an insurance company.
      For the 2004 financial year, the expense is as follows:
     Components of net periodic benefit expense:

	Pension	Other
	obligations	obligations

Service cost	21	2
Interest cost	22	3
Expected return on plan assets	(19)	—
Actuarial gains and losses recognized	—	—
Past service cost recognized	—	—
Curtailments and settlements	(4)	—
Other	—	—
Net periodic benefit expense	20	5
      The actual return on plan assets amounted to € 16 million in 2004.
      The change in the amount of the provision during the period was as follows:

	Pension	Other
	obligations	obligations

Provision at beginning of year	146	67
Expense for the year	20	5
Contributions made to plan assets	(4)	—
Net benefits paid by the employer	(8)	(2)
Other	(5)	(1)
Provision at year-end	149	69

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Valuation of benefit obligations and provisions at December 31, 2004

Change in actuarial value of benefit obligation

	Pension	Other
	obligations	obligations

Benefit obligation at beginning of year	440	67
— Service cost	21	2
— Interest cost	22	4
— Curtailments	(14)	—
— Settlements	—	—
— Specific termination benefits	—	—
— Plan participant’s contributions	1	—
— Benefits paid	(10)	(2)
— Plan amendments	(1)	—
— Actuarial loss (gain)	(5)	11
— Change in scope	2	—
— Translation adjustment and other	(14)	(2)
Benefit obligation at year-end	442	80

Change in fair value of plan assets

Pension
obligations

Fair value of plan assets at beginning of year	(294)
— Expected return on plan assets	(19)
— Curtailments	10
— Settlements	—
— Plan participants contribution’s	(1)
— Employer contributions	(4)
— Benefits paid from plan assets	2
— Actuarial gains and losses	2
— Changes in scope	(4)
— Translation adjustment and other	11
Fair value of plan assets at year-end	(297)
     Balance sheet provision for benefit obligations

	Pension	Other
	obligations	obligations

Actuarial value of unfunded obligations	41	80
Actuarial value of funded obligations	401	—
Fair value of plan assets	(297)	—
(Surplus)/ Deficit of assets versus benefit obligations	145	80
Unrecognized actuarial gains and losses	5	(11)
Unrecognized past service cost	(1)	—
Asset ceiling	—	—
Net balance sheet provision	149	69

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
      Plan assets are mainly located in the United States, France and the Netherlands. They are mainly comprised of mutual funds, general funds of insurance companies and shares.

Actuarial assumptions

Principal assumptions in % terms

	Eurozone	USA
	2004	2004

Discount rate	2.78 — 5.25	5.75
Expected return on plan assets	3.46 — 6.18	7.70
Rate of increase in salaries	1.80 — 3.00	4.00
Rate of increase of healthcare costs	2.00 — 4.00	5.00

Litigation and claims
      These mainly correspond to provisions recognized in respect of proceedings in progress in Europe and the United States pertaining to antitrust legislation. The releases in the year correspond to the payment of European fines.

Environmental contingencies
      Provisions for environmental contingencies are recognized to cover expenses related to soil and water table clean-up, mainly in France (€66 million) and the United States (€82 million of which € 58 million relates to former industrial sites).

Restructuring provisions
      Restructuring provisions are mainly in respect of restructuring of activities in France for €73 million and of restructuring of the acrylic sheets business, mainly in the Netherlands, for € 14 million.

Other provisions
      Other provisions are mainly comprised of long-service awards (€48 million), provisions for removal of asbestos (€17 million) and provisions for customer guarantees (€ 11 million).
16     Debt

Non-current debt
      At December 31, 2004, non-current debt is comprised of long-term credit lines drawn by the Group, as well as the portion of finance lease obligations payable more than one year hence. The breakdown by maturity (excluding current maturities) is as follows:

	At December 31

	2004	%

	(In millions of
	euros)
2006	10	16%
2007	8	12%
2008	15	24%
2009	8	12%
2010 and beyond	23	37%

Total	63	100%

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Current debt
      The amount of € 291 million corresponds to short-term financial debt and bank overdrafts. It excludes positive cash balances which are recognized in cash and cash equivalents in assets.

17	Other creditors and accrued liabilities
      Other creditors are mainly comprised of payables to governments (€155 million) and employee related payables (€ 172 million).

18	Contingent liabilities

a) Environment
      The Group’s business activities are subject to constantly changing local, governmental and international regulations on the environment and safety, which entail meeting increasingly complex and restrictive requirements. In this regard, these activities can involve a risk of Arkema’s liability being called upon, particularly in respect of cleanup of sites and industrial safety
      Taking account of the information available and the provisions for environmental contingencies recognized in the accounts at December 31, 2004, Arkema’s management considers that the environmental liabilities identified at this point are valued and recognized to the best of their knowledge at this date. However if laws, regulations or government policy in respect of environmental matters were to change, Arkema’s obligations could change, which could lead to additional costs.

Clean-up of sites
      The competent authorities have made, are making or may in the future make specific demands that the Group rehabilitate or control emissions at certain sites that it is currently operating, or that it operated or disposed of in the past, at neighbouring sites or at sites where the Group stored or disposed of waste.
Sites currently in operation:
      Arkema has many sites of which a certain number are probably polluted in view of their age and the range of activities that are carried out on them, or that were carried out on them in the past. As regards these sites, certain situations have been identified and Arkema has already carried out certain clean-up work, or otherwise developed action plans and recognized provisions in order to cover future clean-up work.
      In the light of (i) the uncertainties over the technical means to be implemented, (ii) potential issues that are unknown (iii) uncertainties over the actual time required for remediation compared with the estimated time (e.g. “pump and treat”), and (iv) potential changes in regulations, the possibility that the expenses that the Group will incur will be higher than the amounts covered by provisions cannot be excluded. These potential excess costs relate mainly to the sites in Calvert City (Kentucky, United States), Carling (Moselle, France), Günzburg (Germany), Jarrie (Isère, France), Loison (Pas de Calais, France), Pierre-Bénite (Rhone, France), Riverview (Michigan, United States), Saint-Auban (Alpes de Haute Provence, France) and Rotterdam (the Netherlands) and could adversely affect the Group’s business, results and financial condition.
Closed industrial sites (Former industrial sites):
      Total has directly or indirectly taken over the closed industrial sites (see paragraph A. “Basis of preparation of the combined financial statements” section III.1).

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

b) Litigation, claims and proceedings in progress

Antitrust investigations
      Following investigations into certain commercial practices in the chemicals industry in the United States, Arkema is subject to civil liability claims in the United States and Canada for violations of antitrust laws. Provisions of € 14 million have been recognized in respect of these claims at December 31, 2004.
      In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anticompetitive practices involving certain products sold by Arkema or its subsidiaries. Under one these investigations, on January 19, 2005 the European Commission fined Arkema €13.5 million and jointly fined Arkema and Elf Aquitaine €45 million. Arkema and Elf Aquitaine have appealed to the Court of First Instance of the European Union. The Commission notified Arkema, Total S.A. and Elf Aquitaine of complaints concerning another product line on January 28, 2005, respectively. Provisions recognized in respect of these proceedings and the investigations undertaken by the European Commission amounted to € 176.5 million at December 31, 2004.

Occupational illness
      In the manufacture of its products, the Group uses and has used large quantities of toxic or hazardous chemicals. Despite the safety and monitoring procedures that have been instituted at Group level and for each production site, Group employees may have been exposed to such substances and may develop specific pathologies as a result of such exposure.
      In this respect, like most industrial companies, in the past, the Group has used a variety of insulating or heat-proofing materials containing asbestos in its production facilities. Consequently, certain employees, particularly those engaged in maintenance occupations, may have been exposed to such materials before they were gradually eliminated and replaced with substitute products.
      At its French sites, the Group anticipated the regulatory provisions applicable to asbestos (Decrees No. 96-97 and 96-98 of February 7, 1996 and Decree No. 96-1133 of December 24, 1996). The Group made an inventory of asbestos-containing building materials within its premises, notified employees of the results of these investigations and took the collective and individual protective measures required by the applicable laws. Furthermore, with respect to the use of materials containing asbestos fibre, the Group discontinued the use of such fibre, replacing it with substitute materials whenever this was technically possible. In other countries, particularly in the Unites States, the Group complied with applicable laws.
      However, claims for occupational illness related to past asbestos exposure have been filed against the Group, mostly for periods before 1980. Given the latency period of asbestos-related pathologies, a large number of claims for occupational illness is likely to be filed in the years ahead.
      The Group has recognized provisions to cover the risks of employer liability claims related to notified cases of occupational illness.

Other litigation and claims and contingent liabilities

•	Arkema France

—	In 1995, the company Gasco brought a claim for damages against Elf Atochem (the former name of Arkema France) before the court in Ghent (Belgium) in respect of an alleged breach of contract and breach of an exclusivity agreement. At first instance, Gasco obtained a judgment against Atofina for payment of €248,000 by way of damages for breach of contract (payment of that sum has been made) but its claim for breach of the exclusivity agreement was dismissed. Appeal proceedings are pending before the Ghent Court of Appeal. Gasco is asking for the judgment to be reversed insofar as it dismissed the claim for breach of the exclusivity agreement. Under this head it has put forward a claim for € 24 million which the Group considers to be without foundation and

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

which it is challenging both in principle and in its amount. Having regard to the weak basis of the allegations made against it and the defences available to the Group, the Group’s view as the matter currently stands, is that the amount of the provision made for this matter in the accounts is sufficient.

—	Arkema France supplies various products for the coating of items used in a number of European countries in the manufacture of sanitary treatment facilities. These products are subject to inspection on the part of approved laboratories which must certify their conformity with the applicable sanitary regulations. Arkema France has a dispute with a French laboratory as to the interpretation of the regulations applicable in France as regards regulatory clearance in France of a product even though it is approved in other European Union countries. The Group takes the view that this problem is essentially administrative in nature. However, the possibility that users might seek to attach liability to Arkema France as the supplier cannot be excluded. In the event that such claims were successful, the costs of replacement of the products and the damages that could be claimed could prove to be extremely high.

•	CECA

—	In 1999, the company Intradis commissioned the company Antéa to carry out a survey on a site situated in France which had been used for industrial purposes and in particular by CECA (manufacture of sulphuric acid) and the company Hydro Agri (a fertiliser factory which does not belong to the Group). The survey noted pollution of the soil and water on the site, as well as the existence of pyrites in the open air, and classified the site as in category 1 (a site requiring in-depth investigations and a detailed risk assessment). The company Intradis then made an application to have an expert urgently appointed to determine the nature and extent of the pollution affecting the site and to establish the liability of CECA and Hydro Agri, the owners and operators of the site before its acquisition by the company Intradis. In the absence of a quantified claim, no provision has been made for this dispute in the accounts of the Group.

—	The past environmental engineering activities of CECA have given rise to various claims by third parties. These claims have been transmitted to the Group’s insurers. At this stage, the Group has not considered it necessary to create provisions in excess of the insurance policy deductibles. The possibility cannot be excluded that this activity, which has now ceased, may give rise to further claims in the future.

•	Arkema Inc.

—	Norit Americas, Inc. (Norit) acquired an active carbon production unit from Arkema Inc., located in Pryor (Oklahoma, United States). Initially, Norit made a claim against Arkema Inc. for an indemnity, alleging breach by Arkema Inc. of the provisions of the Clean Air Act on that site. Norit has in fact been served with a violation notice by the Oklahoma Department of Environmental Quality, relating to emissions of particles of sulphur dioxide and nitrogen oxide. While contesting that the offences have been committed, Norit has nevertheless called on Arkema for an injunctive relief against any fines which might arise in these proceedings. The parties have entered into a standstill agreement upon the expiry of which they will continue to proceed with their respective claims. Arkema Inc.’s claim is the payment of the balance of the price of the production unit yet to be paid by Norit, and Norit’s claims are for indemnities in respect of environmental matters. Provisions have been made in the Group’s accounts for this litigation, in amounts which the Group considers to be sufficient.

—	In the United States, the Group is currently involved in a substantial number of proceedings in various courts. These proceedings concern claims by third parties relating to (i) alleged exposure to asbestos on the Group’s sites, or (ii) exposure to products containing asbestos and sold by former

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

subsidiaries of the Group in the United States. Provisions have been made for these proceedings in an amount which the Group considers sufficient.
      However, due to the continuing uncertainties as to the outcome of these proceedings, the Group is not in a position having regard to the information available to it, to estimate the total amount of the claims that might finally be upheld against it by the various competent courts after the exhaustion of any avenues of appeal.

19	Off-balance sheet commitments

Commitments given
      The commitments set out in this note do not include commitments in respect of derivatives, which are described in note 20.

1.	Off-balance sheet commitments given in ordinary course of business
      The main commitments given are summarized in the table below:

2004

(In millions of euros)
Guarantees granted(1)	56
Comfort letters	2
Share of partnership (GIE) liabilities	8
Contractual guarantees	7
Customs and excise guarantees	2
Total	75

(1)	These are mainly comprised of bank guarantees issued, notably in favor of local authorities and public bodies (state agencies, water agencies, and environmental agencies) in respect of environmental obligations or concerning classified sites.

2.	Contractual commitments

•	Irrevocable purchase commitments
      In the normal course of business, Arkema signed multi-year purchase agreements for raw materials and energy (gas and electricity) for the operational requirements of its factories, in order to guarantee the security and continuity of supply at contractually determined prices. These contracts include, in certain cases, clauses which oblige Arkema to take delivery of the minimum volumes as set out in the contract or, otherwise, to pay financial compensation to the supplier. Depending on the case, these commitments are reflected in the purchase agreements in the form of notice periods, indemnification to be paid to the supplier in case of early termination of the contract or “take or pay” clauses. Signature of such contracts over periods generally of between 1 to 15 years is a normal practice for companies in Arkema’s business sector in order to cover their needs.

•	Lease commitments
      In the context of its business, Arkema has signed lease contracts, of which the majority are operating lease agreements. Lease agreements signed by Arkema are mainly in respect of property rental (head offices, land, Fos port concession) and transportation equipment (rail cars, containers, transport barges).
      The amounts presented in the table below correspond to the future minimum payments that will need to be made in accordance with these contracts (only the irrevocable portion of future lease payments has been

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
valued). Lease contracts which were accounted for by capitalizing the underlying assets in accordance with Group accounting policies are described in note 8 “Property, plant & equipment”.

	2004

		Non-
	Capitalized	capitalized
	leases	leases

	(In millions of euros)
2004	NA	NA
2005	21	29
2006	2	25
2007	2	16
2008	2	13
2009 and beyond	16	52
Nominal value of future lease payments	43	135
Finance cost	13	NA
Present value	31	NA

3.	Other commitments given

•	Warranties in respect of unrecorded liabilities
      Sales of businesses generally involve the provision of warranties in respect of unrecorded liabilities to the purchaser. In the past, Arkema has granted such warranties on the sale of businesses. In most cases these warranties are capped and granted for a limited period of time. They are also limited in terms of their coverage to certain types of litigation and claims. In the majority of cases, they cover risks of occurrence of environmentally related claims
      The cumulative residual amount of capped warranties in respect of unrecorded liabilities granted in the past by Arkema was € 79 million at December 31, 2004. This amount is stated net of provisions recognized in the balance sheet in respect of such warranties.

•	Guarantees granted to the European Commission
      Through the intermediary of a bank, Arkema has, in 2005, guaranteed the European Commission payment of the fines imposed on it in the context of antitrust investigations described in note 18. It granted a guarantee of €13.5 million on its own account and it also granted an additional guarantee of € 45 million jointly and severally with Elf Aquitaine.

20	Derivatives
      Arkema’s Businesses expose it to various risks, including changes in exchange rates and interest rates and changes in the prices of raw materials and energy.

Foreign currency risk
      The Group bears transaction risks related to foreign currencies. Exchange rates can fluctuate between the time when the price is agreed with the customer or supplier and the date at which the transaction is settled. Group policy is to consider that a risk exists, and should thus be taken into account in the foreign currency position to be hedged, as soon as the event generating the risk is certain. This leads the Group to hedge, in almost all cases, firm purchase and sale commitments. Conversely, the Group only rarely hedges forecast transaction flows.
      Foreign currency risk is identified at subsidiary level, each of which hedges its net foreign currency positions. Hedging of income and expenses in foreign currencies is mainly carried out through cash foreign

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
currency operations in the transaction currency. In certain subsidiaries, Arkema uses derivatives, mainly forward purchases and sales of foreign currency. The notional amount of forward purchases and sales of foreign currency at December 31, 2004 is set out in the table below. At December 31, 2004 the fair value of these derivatives is immaterial.

	Notional amount at 31.12.04

		<5 year and	>
	<1 year	>1 year	5 years

	(In millions of euros)
Forward purchases and sales of foreign currencies	34	—	—

Interest rate risk
      Group financing is provided in almost all cases by Total through medium term credit lines or current accounts subject to a variable rate of interest. Arkema has not taken out any interest rate derivatives.

Risk related to raw materials and energy
      The prices of certain raw materials used by Arkema are highly volatile and their fluctuations lead to significant variations in cost of production of the Group’s products; in addition, because of the importance of the Group’s requirements in terms of energy resources resulting from the electrically intensive nature of certain of its manufacturing processes, Arkema is also very sensitive to changes in the price of energy. In order to limit the impact of price volatility of the principal raw materials it uses, Arkema can decide to use derivatives matched with existing contracts or can negotiate fixed price contracts for limited periods. The notional amounts and the fair values of these derivatives are presented below.

	Notional amount of contracts

		<5 year and	>	Fair value at
	<1 year	>1 year	5 years	31.12.2004

				Millions of euro
Swaps
Aluminum (in tonnes)	125	—	—	—
Tin (in tonnes)	2000	—	—	(1)
Gas (en MMBTU)	470400	—	—	—

21	Personnel expenses
      Personnel expenses in the 2004 financial year amounted to €10,050 million. They are comprised of €756 million in respect of wages and salaries and € 294 million of social charges.

22	Related parties
      Transactions between related parties within the Group have been eliminated in the combination process. In addition, in the normal course of business, the Group has business relationships with certain non-combined companies or with companies which are combined under the equity method. These transactions manly

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
concern purchases of raw materials and interest charges on current accounts. The amounts are presented in the table below. The corresponding transactions were carried out at normal market prices.

	Equity
	accounted	Non-combined
	affiliates	investments

	(In millions of euros)
Transactions
Sales of goods	20	97
Other income	1	3
Purchases of goods and services	(79)	(12)
Other expenses (including finance expenses)	—	(7)
Balance sheet amounts resulting from transactions
Assets
Accounts receivable	6	26
Financial receivables and other current assets	30	3
Liabilities
Accounts payables	(6)	(4)
Debt and other creditors	(4)	(3)
      In addition, Arkema had business relations in 2004 with Total companies. These transactions mainly concern purchases of raw materials and sales of manufactured products. The amounts of these transactions are presented in the table below:

31.12.2004

(In millions of euros)
Transactions
Sales	170
Purchases	(550)

Balance sheet amounts resulting from transactions
Accounts receivable	95
Accounts payable	(161)

      The receivable recognized on Total in respect of the closed American industrial sites amounts to € 40.5 million at December 31, 2004. (See “Basis of presentation of the financial statements”, section III.1.)

23	Subsequent events

Updates in respect of the liability for antitrust investigations
      Following investigations into certain commercial practices in the chemicals industry in the United States, Arkema is subject to investigations and to civil liability claims in the United States and Canada for violations of antitrust laws.
      In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anticompetitive practices involving certain products sold by Arkema or its subsidiaries. Under one of these investigations, in January 2005 the European Commission fined Arkema €13.5 million and jointly fined Arkema and Elf Aquitaine €45 million . Arkema and Elf Aquitaine have appealed to the Court of First Instance of the European Union. Still under these investigations, the Commission notified Arkema, Total S.A. and Elf Aquitaine of statements of objections concerning two product lines in January and August 2005, respectively. Arkema has cooperated with the authorities in these procedures and investigations.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
      Given the discretionary powers granted to the European Commission for determining fines, it is not currently possible to determine with certainty the outcome of these investigations and lawsuits. In 2005, given the Commission’s stated intention to more severely punish anti-competitive practices and taking into account the Commission’s recent decisions in this area, the Group has reevaluated the amount of the related provisions recorded in its combined financial statements at the end of 2005.
      To cover the risks mentioned above, and taking account of the indemnity received from Total in respect of these risks, the provisions recorded in the Group’s combined financial statements amount to €212.4 million as of December 31, 2005, after release of provisions related to civil liability claims concluded in 2005 and the recognition of an additional allowance of € 30 million.

Contracts signed in 2006
      Arkema and Total have concluded:

•	A certain number of long-term contracts for the supply of raw materials (hydrogen sulphate, ethylene, propylene, butanol, orthoxylene), with in order to continue to provide the Group with security of supplies,

•	Several contracts for the provision of services,

•	Sale contracts.
      These contracts are essential for the Group’s activities and they enable the operation of its principal production sites in France to be ensured.

Commitments and indemnities received from TOTAL in 2006
      In connection with the Spin-Off of Arkema’s Businesses, Total S.A. and certain Total companies have extended certain indemnities, or have assumed certain obligations, for the benefit of Arkema , relating to (i) certain antitrust litigation, (ii) certain actual or potential environmental liabilities of the Group arising from certain sites in France, Belgium and the United States, the operations on which in the majority of cases have ceased, (iii) certain tax matters, and (iv) the Spin-Off of Arkema’s Businesses. These indemnities and obligations are described below.
•     The Indemnities extended by Total in respect of certain antitrust litigation
      In order to cover potential risks in connection with antitrust litigation relating to anti-competitive agreements in Europe and the United States arising from facts prior to the Completion Date (or prior to March 7, 2006, as the case may be), Total S.A. has extended to Arkema S.A. and Elf Aquitaine, Inc. has extended to Arkema Finance France, a subsidiary of Total S.A., the share capital of which is to be transferred to Arkema S.A. in the Spin-Off of Arkema’s Businesses, the indemnities, the principal terms of which can be described as follows.

Context of the Indemnities
      The indemnities described below have been extended by Total S.A. and Elf Aquitaine, Inc. in connection with, and in order to facilitate the completion of, the Spin-Off of Arkema’s Businesses, and should not be interpreted as constituting an acknowledgement of liability of any kind whatsoever on the part of Total S.A. or any of its direct or indirect subsidiaries.

Subject-matter of the Indemnities
      By an agreement dated March 15, 2006 (the European Arkema Indemnity), Total S.A. agreed to indemnify Arkema S.A. for 90% of (i) any payment due by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to a money judgment imposed by EU

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
antitrust authorities, or by national antitrust authorities of a Member State of the European Union, for violations of antitrust laws relating to anticompetitive agreements, (ii) any damages payable by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to civil proceedings arising from the same facts which form the basis of a judgment referred to in (i), and (iii) certain expenses incurred in connection with such proceedings by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries).
      By an agreement dated March 15, 2006 (the U.S. Arkema Indemnity), Total S.A. also agreed to indemnify Arkema S.A. for 90% of (i) any payment due by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to a money judgment imposed by U.S. courts or antitrust authorities for violations of U.S. federal or state antitrust laws relating to anticompetitive agreements, or in respect of a settlement entered into in the context of such proceedings, (ii) any damages payable by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to civil proceedings arising from the same facts which form the basis of a judgment referred to in (i), and (iii) certain expenses incurred in connection with such proceedings by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries).
      In connection with the sale of Arkema Delaware, Inc. shares by Elf Aquitaine, Inc. to Arkema Finance France, Elf Aquitaine, Inc. agreed, in the agreement dated March 7, 2006 (the Arkema Delaware Indemnity), to indemnify Arkema Finance France for 90% of (i) any payment due by Arkema Finance France or any of its subsidiaries pursuant to a money judgment imposed by U.S. courts or antitrust authorities for violations occurring prior to March 7, 2006 of U.S. federal or state antitrust laws relating to anticompetitive agreements, or in respect of the settlement entered into in the context of such proceedings, (ii) any damages payable by Arkema Finance France or any of its subsidiaries pursuant to civil proceedings arising from the same facts which form the basis of a judgment referred to in (i), and (iii) certain expenses incurred by Arkema Finance France or any of its subsidiaries in connection with such proceedings.
      The amount covered by the Arkema Delaware Indemnity is subject to a cap of $893 million.
      Finally, Total S.A. extended to Arkema S.A. a supplemental indemnity dated March 15, 2006 (the Supplemental Arkema Delaware Indemnity) covering 90% of sums payable by Arkema Finance France or any of its subsidiaries in respect of litigation relating to anticompetitive agreements in the United States in excess of the maximum amount covered by the Arkema Delaware Indemnity.
      The Arkema European Indemnity, the Arkema U.S. Indemnity, the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity are hereinafter referred to together as the Indemnities and individually as an Indemnity.

Liabilities not covered by the Indemnities
      The following liabilities are not covered by the Indemnities:

—	liabilities arising from facts occurring after the Completion Date in the case of the Arkema European Indemnity and the Arkema U.S. Indemnity, or after March 7, 2006 in the case of the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity (including, in case of liabilities arising from facts occurring both before and after the relevant date, the portion of the liability relating to the period after the Completion Date or after March 7, 2006, as the case may be);

—	liabilities arising from violations of antitrust laws other than those prohibiting anticompetitive agreements; and

—	liabilities imposed by authorities outside the European Union (in the case of the Arkema European Indemnity) or the United States (in the case of the other Indemnities).

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Participation of TOTAL in the management of litigation covered by the Indemnities
      The Indemnities provide for the participation by Total S.A. or Elf Aquitaine, Inc., as the case may be, in the management of litigation covered by the Indemnities, which involves a certain number of obligations on the part of Arkema S.A. and Arkema Finance France, in particular the obligation to notify Total S.A. or Elf Aquitaine, Inc., as the case may be, of certain events occurring in the context of proceedings covered by the Indemnities and act in accordance with the advice and instructions of Total S.A. or Elf Aquitaine, Inc, as the case may be, relating to such proceedings. Total S.A. and Elf Aquitaine, Inc., as the case may be, also have the right to assume sole control of the defence of the Group entity in question. Failure by Arkema S.A. or Arkema Finance France to comply with these obligations can result, in certain circumstances, in the automatic termination of the Indemnity, as described below.

Amount of the indemnification
      The obligations under the Arkema European Indemnity are triggered when the cumulative amount of the liabilities covered by this indemnity exceeds the sum of €176.5 million for which provision has been made in the Group’s accounts. Until this deductible is reached, Arkema S.A. may not claim indemnification from Total S.A. under the Arkema European Indemnity.
      The Arkema U.S. Indemnity, the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity do not have a deductible.
      However, if the deductible under the Arkema European Indemnity is not reached within 10 years of the Completion Date, Arkema S.A. will reimburse Total S.A. the amounts paid by Total S.A. and Elf Aquitaine, Inc. under the Arkema U.S. Indemnity, the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity up to an amount equal to the difference between the deductible and the cumulative amount of liabilities (as defined in the Arkema European Indemnity).
      Indemnification obligations under the Indemnities are triggered only with respect to liabilities that are due and payable.

The cross-indemnities of Arkema S.A. and Arkema Inc.
      Arkema S.A. and Arkema Inc. have agreed to indemnify Total S.A. in respect of any liability covered by the Indemnities but which is borne, not by a Group entity but by Total S.A. or one of its subsidiaries due to facts attributable to a Group company, whether the liability of Total S.A. or of its subsidiaries is determined to be direct or derivative, exclusive or joint and several, relative to the liability of the Group entity to which the facts are attributable.
      However, this cross-indemnity by Arkema S.A. and Arkema Inc. will be reduced by the indemnity which would have been paid by Total S.A. or Elf Aquitaine, Inc., as the case may be, under the relevant Indemnity if the liability had been borne by a Group company. Consequently, if the cross-indemnity of Arkema S.A. and Arkema Inc. is triggered, Arkema S.A. or Arkema Inc., as the case may be, would only be obligated to indemnify Total S.A. for 10% of the liabilities borne by Total S.A. or one of its subsidiaries (in the case of the Arkema European Indemnity, this 10% relates to the amount, if any, that exceed the deductible).

Term of the Indemnities
      The Arkema European Indemnity and the Arkema U.S. Indemnity are valid for a term of 10 years from the Completion Date. The Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity are valid for a term of 10 years from March 7, 2006.
      The Arkema S.A. cross-indemnity is valid for the term of 10 years from the Completion Date.
      The Arkema Inc. cross-indemnity is valid for a term of 10 years from 7 March 2006.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Termination of the Indemnities
      Indemnities shall terminate in the event that a natural person or legal entity, acting alone or in concert with others, acquires, directly or indirectly, more than one third of the voting rights of Arkema S.A. (voting rights are subject to a ceiling of 10% — and 20% in the case of double voting rights — unless a purchaser acquires at least two thirds of the total number of Arkema S.A. shares in a public transaction targeting all Arkema S.A. shares) or if the Group transfers, directly or indirectly, in one or several times, to the same third party or to several third parties acting in concert, assets representing more than 50% of the Group’s “enterprise value” (as defined in the Indemnities) at the time of the relevant transfer.
      The Arkema European Indemnity and the Arkema U.S. Indemnity will terminate if Arkema S.A. loses control of Arkema France.
      The Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity will terminate if Arkema S.A. loses control of Arkema Finance France, or if Arkema Finance France loses control of Arkema Delaware Inc.
      Finally, the Indemnities will terminate in the event of a material breach by the Group of its obligations under the relevant Indemnity if such breach has remained uncured for 30 days after notice by the indemnifying party demanding its cure.
      Upon the occurrence of a termination event, the only liabilities of Group companies that will remain covered by the Indemnities are those, if any, which (i) fell due prior to the termination event and (ii) were notified to Total S.A. or to Elf Aquitaine, Inc., as the case may be, prior to the termination event.

•	Obligations and indemnities given in respect of Former Industrial Sites in France, Belgium and the United States
      In order to cover certain risks relating to certain industrial sites situated in France, Belgium and the United States in respect of which the Group is or could be held liable, and where, for the most part, operations have ceased (the Former Industrial Sites), Total S.A. companies have entered with Arkema S.A. or its subsidiaries into indemnity and service agreements the principal terms of which can be described as follows:

•	Agreement relating to Former Industrial Sites located in France
      Arkema France has entered into various agreements with Total companies and in particular Retia. Pursuant to these agreements, the Total companies concerned, in consideration of a flat fee already paid by Arkema France, assume all the investigation, restoration and monitoring obligations that could be imposed on Arkema France by the competent administrative authorities in respect of industrial sites located in France the operation of which, for the most part, has ceased. To this end, the agreements provide, in particular, (i) in the majority of cases, for the transfer of ownership of the sites concerned by Arkema France to the Total companies concerned, (ii) for the Total companies concerned to be substituted for Arkema France in the capacity of last operator of those sites whenever that is possible, (iii) for the performance by the Total companies concerned of the restoration obligations of the sites in question in accordance with the applicable rules and (iv) for the indemnity by the Total companies in respect of the financial consequences of claims which could be brought against Arkema France by reason of the impact of those sites on the environment.
      In most cases, Arkema France retains responsibility for the consequences concerning employees and former employees of Arkema France as well as third parties, in terms of public health or occupational pathologies, of the industrial activities formerly carried out by Arkema France and its predecessors on the sites which are the subject of the aforementioned agreements.

•	Agreement relating to the Former Industrial Site at Rieme in Belgium
      On 30 December, 2005, Arkema France sold all of the shares that it held in the share capital of the Belgian company Resilium Belgium to the company Septentrion Participations, a subsidiary of Total S.A.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
      The company Resilium Belgium is the owner of a Former Industrial Site located at Rieme in Belgium.
      Having regard to the future costs that might arise from the restoration of the Former Industrial at Rieme, Arkema France has paid the company Septentrion Participations financial compensation. In exchange, Septentrion Participations has undertaken to assume all restoration obligations in respect of the site at Rieme and to indemnify Arkema France against all claims, actions and complaints relating to Resilium Belgium, its assets and its liabilities.

•	Agreement relating to certain Former Industrial Sites located in the United States
      In March 2006, Arkema Finance France consummated the acquisition from Elf Aquitaine Inc., and Arkema France of Arkema Delaware Inc., a holding company among Elf Aquitaine Inc., Legacy Sites Services LLC and Arkema Finance France dated 7 March 2005 (the Arkema Delaware Main SPA) of most of the Group’s operations in the United States. The negotiated terms of the stock purchase agreement required Elf Aquitaine Inc. to use $270 million to capitalise a new subsidiary, Legacy Sites Services LLC that will perform remediation services and indemnify the Group against the cost of environmental contamination liabilities incurred by the Group entities covered by this indemnity, and related personal injury and property damage claims associated with contamination at 35 of the Group’s closed and formerly operated facilities and 24 third party sites where the Group’s liability arises solely our of wastes shipments from the sites other than currently operated sites. In exchange for this indemnification, Arkema Finance France agreed to grant to Legacy Sites Services LLC control over remediation activities and the defence of claims relating to contamination liabilities at these facilities and sites, subject to certain exceptions and exclusions.
      The sites currently operated by the Group are excluded from this indemnity, as are sites that received waste associated with current operations of the Group and certain sites where no significant restoration work is currently underway or anticipated and other sites where the Group could be held liable for environmental pollution. These other sites include, for example, sites where remediation has been conducted in the past or where future remediation costs or liability are believed to be insignificant or non-existent based upon information available at the time when the indemnity was entered into. Arkema Finance France has waived any claims against Legacy Sites Services LLC, Total S.A. or their respective subsidiaries in respect of the sites not covered by the indemnity. The Legacy Sites Services LLC indemnity covers the costs of restoration and clean-up of the soil and groundwater, the costs of related defence and settlement costs and personal injury, property and natural resource damages. The indemnity does not cover liabilities unrelated to site remediation, in particular liabilities in respect of products manufactured on the said sites, liability arising from certain dangerous and potentially dangerous substances, particularly asbestos exposure and criminal liability.
      The indemnity described above is capped at $270 million. At the same time as the stock purchase agreement and the indemnity described above, Legacy Site Services LLC and Arkema Inc. entered into a supplemental contamination indemnity agreement pursuant to which Legacy Site Services LLC will indemnify the liabilities of the Group in excess of $270 million, on the same terms, for the same sites and subject to the same exceptions as the indemnity described in the preceding paragraph.

•	Tax indemnity granted by Total S.A.
      In order to cover potential tax risks related to the business activities transferred by the Group to Total or from the reorganization in connection with the Spin-Off of Arkema’s Businesses, Total S.A. has granted an indemnity to Arkema S.A., the main terms of which can be described as follows.

Purpose of the tax indemnity
      Under the terms of an agreement dated March 15, 2006 (the Tax Indemnity), Total S.A. has undertaken to indemnify Arkema S.A. for (i) any tax, customs or parafiscal liabilities not covered by reserves, for which the Group would remain liable, when such liabilities arise from (a) activities in the petrochemicals and specialties sectors that were transferred by the Group to Total and the triggering event of which occurred

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
prior to the date of such transfer; or (b) the reorganisation undertaken for the purpose of spinning off Arkema’s Businesses from Total’s Chemicals sector, including, in particular, the Elf Spin-Off, the Total Spin-Off, the Merger and certain prior securities reclassification transactions; (ii) interest, fines, penalties, additional charges or other costs related thereto; and (iii) provided that Total S.A. has given its prior consent, the expenses incurred by Arkema S.A. or the relevant Group company in connection with such liabilities.
      The Tax Indemnity, however, does not cover tax reassessments in connection with Arkema’s Businesses (with the exception of reassessments that may affect Arkema UK, as indicated below).

Involvement of TOTAL S.A. in the management of litigation covered by the Tax Indemnity
      The Tax Indemnity provides for a procedure pursuant to which Arkema S.A. must involve Total S.A. in the management of the tax audits or litigation relating to the tax liabilities covered by the Tax Indemnity. In particular, this procedure entails the obligation to notify Total S.A. of any event that is likely to give rise to a liability covered by the Tax Indemnity and to comply with the advice and instructions of Total S.A. in defending the interests of the relevant Group company. In the event of unresolved disagreements on the strategy, means, method or type of such defense, the final decision will be taken by Total S.A. Arkema S.A.’s failure to comply with its obligations may result in automatic termination of the Tax Indemnity.

Amount of the indemnity
      The Tax Indemnity includes no deductible, trigger threshold or cap.
      In the event that a liability cannot be clearly connected to the petrochemicals and specialties sector transferred by the Group to Total in relation to Arkema’s Businesses, Arkema S.A. and Total S.A. will each bear 50% of the said liability.

Special provisions applying to Group companies that were included in the TOTAL S.A. French tax group (groupe d’intégration fiscale de Total S.A.)
      The tax sharing agreements (conventions d’intégration fiscale) between Total S.A. and the Group companies that were included in the Total S.A. French tax group provide that these companies will be required to pay to Total S.A. any additional taxes and penalties that may be due by Total S.A., as the head company of the tax group, where they relate to the taxable income of such companies during the time they were included in the tax group.
      However, these companies will be exempt from such payments to Total S.A. with respect to tax liabilities relating to their taxable income for fiscal years during which they were included in the Total S.A. tax group, if such liabilities are covered by the Tax Indemnity. In consideration for this, these companies waive the indemnity to which they would have been entitled pursuant to the Tax Indemnity.
      Furthermore, in the event of a tax reassessment of a Group company relating to Arkema’s Businesses (which are not covered by the Tax Indemnity) for a fiscal year during which such company was included in the Total S.A. tax group, such company shall be liable to pay Total S.A. a contribution calculated on the basis of the net amount of the reassessment after the following allowances:

—	if, following this reassessment, the Group Company has realized a profit in respect of the fiscal year to which the reassessment applies, a deductible of three million euros per company and per fiscal year;

—	if, following this reassessment, the Group Company has relished a loss in respect of the fiscal year to which the reassessment applies, an allowance equal to the amount of the losses generated by such company with respect to Arkema’s Businesses, as determined by Arkema S.A. and Total S.A.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Special provisions applying to certain foreign companies of the Group
      No recourse shall be taken against Arkema Deutschland in respect of any tax reassessments applying to the years during which it was included in the German tax groups formed by Total Mineralöl und Chemie and Total Deutschland.
      Tax liabilities arising from the reorganization undertaken for purposes of separating Arkema’s Businesses from Total’s Chemicals sector in the Netherlands, which may have been incurred by Atotech B.V. and Atotech Nederland B.V. as a result of the Dutch tax group of which Arkema North Europe B.V. is the parent company are excluded from the Tax Indemnity. Any other tax liabilities arising from reassessments that may be applied to Atotech B.V. and Atotech Nederland B.V. as a result of the Dutch tax group will be assumed by these companies, which remain under Total S.A.’s control.
      Arkema UK will benefit from a UK corporation tax indemnity covering any tax reassessments against it relating to Arkema’s Businesses. This indemnity will be limited to the amount of losses generated by the Arkema Businesses that have been transferred by Arkema UK as result of the group relief instituted by Total Holdings UK for corporation tax purposes in the United Kingdom.

Payment of the indemnity
      The liabilities covered by the Tax Indemnity will give rise to an indemnification payment only if they are definitely determined by an enforceable decision that is not subject to appeal.

Duration of the Tax Indemnity
      The Tax Indemnity shall expire at the end of two months following the statute of limitations effectively applicable to the tax liabilities covered by the Tax Indemnity.

Beneficiary of the Tax Indemnity
      The Tax Indemnity is only for the benefit of Arkema S.A. or, as the case may be, Arkema France, if Arkema S.A. is merged into Arkema France.

•	Other indemnities given in the context of the Spin-Off of Arkema’s Businesses
      As part of the Total Spin-Off Agreement, Total S.A. and Arkema S.A. made certain representations and warranties, some of them in connection with the separation of Arkema from Total .
      The agreement states that Total S.A. grants no indemnities, other than the indemnities and agreements entered into by the Total entities that are described in this paragraph 3.12.3, particularly with respect to the assets and the business activities of all Arkema entities, or the liabilities or obligations associated with such entities or activities, which Arkema S.A. declares that it is aware of and for which Arkema S.A. shall be responsible, including in the case of the appearance of any item that is not known as of the date of the Total Spin-Off Agreement, or of an increase in the amount of the aforesaid liabilities or obligations. Arkema S.A. releases Total S.A. from any such claim, except in the case of New Claims as defined below.

Representations and warranties relating to the prospectus
      Total S.A. and Arkema S.A. have made mutual representations and warranties with respect to the accuracy and completeness of the respective information contained in this prospectus for which each company is responsible.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Representations and warranties relating to information exchanged in preparing the Spin-off of Arkema’s Businesses
      Total S.A. and Arkema S.A. have made mutual representations and warranties with respect to the accuracy and completeness of the information exchanged by the two companies in preparing the Spin-Off of Arkema’s Businesses.

Representations and warranties relating to potential claims
      After conducting all necessary and customary due diligence, Arkema S.A. has declared, recognised and warranted that, to its knowledge and to the knowledge of the Arkema entities, as of the date of the Total Spin-Off Agreement, there were no grounds for claims, actions or complaints by any Arkema entity or by any one of its de facto or de jure directors, corporate officers or executives against any Total entity or any one of its de facto or de jure employees, directors, corporate officers or executives (a Total Entity). The claims, actions or complaints mentioned above are hereinafter referred to as the Arkema Claim(s).
      Consequently, Arkema S.A. has undertook to indemnify Total S.A. and hold it harmless for the consequences of any Arkema Claim against any Total Entity.
      Arkema S.A. has waived all Arkema Claims other than New Claims, as defined below.
      Arkema S.A.’s indemnity and the waiver mentioned in the two preceding paragraphs do not apply to any potential Arkema Claim that would be based on (i) events attributable to a Total Entity or (ii) grounds of which no Arkema entity has any knowledge as of the date of the Total Spin-Off agreement, after completing the necessary and customary due diligences, but only if and insofar as such events or grounds do not relate solely to the fact that the Arkema companies belonged to Total prior to the Completion Date, or relate solely to the exercise of corporate offices or management functions by Total Entities within Arkema (the New Claim(s)).
      At the same time, Total S.A. has declared, recognised and warranted that to its knowledge and to the knowledge of the Total entities, as of the date of the Total Spin-Off agreement, there were no grounds for claims, actions or complaints by any Total entity or by any one of its de facto or de jure employees, directors, corporate officers or executives against any Arkema entity or any one of its de facto or de jure employees, directors, corporate officers or executives (the Arkema Entity(ies)), arising from the ownership or operation by Arkema entities of the companies or businesses acquired by Total before the Completion Date (the Total Claim(s)).
      Total S.A. has declared, recognised and warranted that it had no Total Claim(s) arising from the exercise of corporate offices or functions by Arkema Entities within Total , and has waived all Total Claims on its part.
      Consequently, Total S.A. has agreed to indemnify and hold harmless Arkema S.A. for the consequences of any Total Claim against any Arkema Entity.

Duration of the indemnities
      No indemnity given in the Total Spin-Off agreement will survive after 10 years from the Completion Date.
      In addition, the Arkema Delaware Main SPA provides that Arkema Finance France, which will become a subsidiary of Arkema S.A. on the Completion Date, will indemnify Elf Aquitaine, Inc., a subsidiary of Total S.A., for any taxes that may result from a breach of representations or covenants under the Arkema Delaware Main SPA or the Tax Sharing Agreement dated January 1, 2001, among Total Holdings USA, Inc. and certain of its subsidiaries, by Arkema Finance France, Arkema Delaware Inc., or certain of the subsidiaries of Arkema Delaware Inc. Elf Aquitaine, Inc. will likewise indemnify Arkema Finance France for any taxes resulting from such breaches by Elf Aquitaine, Inc. Moreover, the Arkema Delaware Main SPA provides that Elf Aquitaine Inc. and its US subsidiaries, on the one hand, and Arkema Delaware Inc. with

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
certain of its US subsidiaries, on the other hand, will each be responsible for their share of US federal and state income taxes before March 7, 2006, as computed under the Tax Sharing Agreement, because for this period Elf Aquitaine, Inc. files a consolidated US federal income tax return that includes Arkema Delaware Inc. and certain of its subsidiaries and pays the taxes due in respect of the consolidated US federal income tax return. Arkema Delaware Inc. and certain of its subsidiaries will be required to pay such amounts to Elf Aquitaine, Inc. For periods after March 7, 2006, Arkema Delaware, Inc. and its US subsidiaries will be responsible to file a US federal income tax return and all State income tax returns separately from Elf Acquitaine, Inc. and separately to make all tax payments in respect of these returns.
      With the exception of the obligations or indemnities described in this section, Total has not given to Arkema other material commitment or indemnity of the kind referred to in this section “commitments and indemnities received from Total in 2006”.
Subsequent events other than commitments received
      The project to discontinue the urea formaldehyde resins activity at Villers-Saint-Paul and the subsequent closure of the site, which was announced on March 7, 2006, concerns 93 employees. Costs of dismantlement and clean-up of the site will be directly borne by a subsidiary of TOTAL. Arkema France, for its part, will be responsible for the cost of cleaning and securing the facilities that it operated.

SCOPE OF COMBINATION OF THE FINANCIAL STATEMENTS AT DECEMBER 31 2004

Company	Country	Rate	Method

Akishima	Japan	100.00	FC
Alphacan BV	Netherlands	100.00	FC
Alphacan Espana SA	Spain	100.00	FC
Alphacan Omniplast GmbH	Germany	100.00	FC
Alphacan SA	France	100.00	FC
Alphacan Soveplast	France	100.00	FC
Alphacan SPA Italia	Italy	100.00	FC
Altuglas International BV	Netherlands	100.00	FC
Altuglas International Ltd	United Kingdom	100.00	FC
Altuglas International S.A.	France	100.00	FC
Altuglas International Services SAS	France	100.00	FC
Altuglas International SPA	Italy	100.00	FC
Altuglas Mexico Inc	USA	100.00	FC
Altumax Deutschland GmbH	Germany	100.00	FC
Altumax Europe SAS	France	100.00	FC
American Acryl LP	USA	49.50	EM
American Acryl NA LLC	USA	50.00	EM
Anning Decco Fine Chemical Co. Ltd.	China	55.00	FC
Arkema (DAJA 34)	France	100.00	FC
Arkema	South Korea	100.00	FC
Arkema Beijing Chemicals	China	100.00	FC
Arkema BV	Netherlands	100.00	FC
Arkema Canada Inc	Canada	100.00	FC
Arkema Catalyst India Ltd	India	100.00	FC
Arkema Changshu Fluorochemical Co. Ltd	China	100.00	FC
Arkema China Investment	China	100.00	FC
Arkema Colombia S.A.	Colombia	82.72	EM
Arkema Delaware Inc.	USA	100.00	FC
Arkema Développement (DAJA 38)	France	100.00	FC
Arkema Europe Holdings BV	Netherlands	100.00	FC
Arkema Finance France (DAJA 43)	France	100.00	FC
Arkema Finance Nederland BV	Netherlands	100.00	FC
Arkema France	France	100.00	FC
Arkema Gmbh	Germany	100.00	FC
Arkema Guangzhou Chemicals Co. Ltd	China	100.00	FC
Arkema Holding Ltd	United Kingdom	100.00	FC
Arkema Holland Holding BV	Netherlands	100.00	FC
Arkema Inc.	USA	100.00	FC
Arkema Iniciadores SA de CV	Mexico	100.00	FC
Arkema KK	Japan	100.00	FC
Arkema Ltd (UK)	United Kingdom	100.00	FC
Arkema Ltd (Vietnam)	Vietnam	100.00	FC
Arkema North Europe BV	Netherlands	100.00	FC
Arkema Peroxides India Private Limited	India	100.00	FC
Arkema Pte Ltd	Singapore	100.00	FC
Arkema Quimica ltda	Brazil	100.00	FC
Arkema Quimica SA	Spain	100.00	FC
Arkema Rotterdam BV	Netherlands	100.00	FC
Arkema Shangaï Hydrogen Peroxide	China	66.67	FC
Arkema sp Z.o.o	Poland	100.00	FC
Arkema SRL	Italy	100.00	FC
Arkema Vlissingen	Netherlands	100.00	FC
Arkema Wyoming Holdings, Inc.	USA	100.00	FC
Arkema Yoshitomi Ltd	Japan	49.00	EM
Ceca Italiana SRL	Italy	100.00	FC
Ceca SA	France	100.00	FC
Cerexagri	France	100.00	FC
Cerexagri B.V	Netherlands	100.00	FC
Cerexagri Delaware Inc.	USA	100.00	FC
Cerexagri Iberica SA Unipersonal	Spain	100.00	FC
Cerexagri Inc.	USA	100.00	FC
Cerexagri Italia SRL	Italy	100.00	FC
Cerexagri Ziraat VE Kimya Sanayi Ve Ticaret Ltd Sirketi	Turkey	100.00	FC
Delaware Chemicals Corporation	USA	100.00	FC
Desarollo Quimica Industrial SA	Spain	100.00	FC
Dorlyl snc	France	100.00	FC
Febex	Switzerland	96.77	FC
Luperox Iniciadores SA de CV	Mexico	100.00	FC
Maquiladora General de Matamoros sa de cv	Mexico	100.00	FC
Michelet Finance, Inc.	USA	100.00	FC
MLPC International	France	100.00	FC
Oxochimie	France	50.00	EM
Ozark Mahoning Company	USA	100.00	FC
Plasgom	Spain	100.00	FC
Plasticos Altumax SA	Spain	100.00	FC
Qatar Vinyl Company Limited	Qatar	12.90	EM
Résil Belgium	Belgium	100.00	FC
Resilia	Italy	100.00	FC
Resinoplast	France	100.00	FC
Safepack Products Ltd	Israel	100.00	FC
SEKI Arkema	South Korea	51.00	FC
Shangaï Arkema Gaoyuan Copolyamide Co, Ltd	China	88.89	FC
Stannica LLC	USA	40.00	EM
Sunclear France	France	100.00	FC
Turkish Products, Inc.	USA	100.00	FC
Viking chemical company	USA	100.00	FC
Vinilis S.A	Spain	35.00	EM
Vinylberre	France	65.05	FC
Vinylfos	France	79.00	FC
Water Treatment Solutions	United Kingdom	50.00	EM
Wyoming Holdings Delaware, Inc.	USA	100.00	FC

APPENDIX B.2 —
KPMG AUDIT REPORT FOR FINANCIAL YEAR 2004
      This is a free translation into English of the auditors’ report on the combined financial statements issued in the French language and provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with French law and professional standards applicable in France.
To the Chairman and Chief Executive Officer,
      As independent auditor of Arkema and in accordance with European Commission’s Regulation on Prospectuses n°809/2004, we have performed an audit of the combined financial statements as of and for the year ended December 31, 2004, presented in accordance:

•	Firstly with IFRSs as adopted by the EU as of December 31, 2005, and the combination principles set forth in section VI of the CRC 99-02 Regulation, in the absence of specific IFRS standards related to combined financial statements and in application of the general guideline of IAS 8,

•	Secondly on the basis of the practices described in paragraph A “Basis of preparation of the financial statements” of the notes to the combined financial statements.
      These financial statements are the responsibility of the Chairman of Arkema. Our responsibility is to express an opinion on these combined financial statements based on our audit.
      We have performed our audit in accordance with French auditing standards; these standards require that we plan and perform our audit work to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing of the accounting principles used and the significant estimates made, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion set forth below.
      In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the entities included in the combined financial statements as described in the paragraph A.II to the notes to such financial statements, and the results of their operations for the year ended December 31, 2004 in accordance:

•	Firstly with IFRSs as adopted by the EU as of December 31, 2005, and the combination principles set forth in section VI of the CRC 99-02 Regulation, in the absence of specific IFRS standards related to combined financial statements and in application of the general guideline of IAS 8,

•	Secondly on the basis of the practices described in paragraph A “Basis of preparation of the financial statements” of the notes to the combined financial statements.
      This report is being issued solely in connection with the spin-off and the listing of Arkema shares on the Eurolist by Euronexttm market.
Paris, La Défense, 3 April 2006.
KPMG Audit
Department of KPMG S.A.

René Amirkhanian	Jacques-François Lethu
Partner	Partner

APPENDIX C —
COMBINED FINANCIAL STATEMENTS AND STATUTORY AUDITORS’
REPORT FOR FINANCIAL YEAR 2005

C.1	Combined financial statements for financial year 2005

C.2	KPMG Audit report for financial year 2005

APPENDIX C.1 —
COMBINED FINANCIAL STATEMENTS 2005

COMBINED INCOME STATEMENT AT DECEMBER 31, 2005

	Notes	2004	2005

	(In millions of euros)
Sales	(1&2)	5 318	5 710
Operating expenses		(4 655)	(4 917)
Research and development expenses	(3)	(183)	(188)
Selling and administrative expenses		(420)	(437)

Recurring operating income	(1)	60	168

Other expenses	(4)	(614)	(524)
Other income	(4)	9	10

Operating income	(1)	(545)	(346)

Equity in income of affiliates	(9)	7	7
Cost of debt	(5)	(3)	(8)
Income taxes	(6)	(40)	(44)

Net income		(581)	(391)

Of which minority interests		(8)	(1)

Net income — Group share		(573)	(390)

Earnings per share (amount in euros)		(9.46)	(6.44)
Diluted earnings per share (amount in euros)		(9.46)	(6.44)

Depreciation and amortization		(290)	(227)
Recurring EBITDA		350	395

COMBINED BALANCE SHEET AT DECEMBER 31, 2005

	Notes	31.12.2004	31.12.2005

	(In millions of euros)
ASSETS
Intangible assets, net	(7)	172	149
Property, plant and equipment, net	(8)	1 301	1 251
Equity affiliates: investments and loans	(9)	80	89
Other investments	(10)	22	22
Deferred income tax assets	(6)	48	108
Other non-current assets	(11)	191	207

TOTAL NON-CURRENT ASSETS		1 814	1 826

Inventories	(12)	991	1 124
Accounts receivable	(13)	1 156	1 199
Prepaid expenses and other current assets	(13)	390	427
Income taxes recoverable		27	31
Cash and cash equivalents		77	67

TOTAL CURRENT ASSETS		2 641	2 848

TOTAL ASSETS		4 455	4 674

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	(14)	—	—
Paid-in surplus and retained earnings		1 757	1 366
Cumulative translation adjustment		(55)	83
Treasury shares		—	—

SHAREHOLDERS’ EQUITY — GROUP SHARE		1 702	1 449

Minority interests		15	14

TOTAL SHAREHOLDERS’ EQUITY		1 717	1 463

Deferred income tax liabilities	(6)	43	58
Provisions	(15)	940	1 086
Non-current debt	(16)	63	59

TOTAL NON-CURRENT LIABILITIES		1 046	1 203

Accounts payable		834	861
Other creditors and accrued liabilities	(17)	525	544
Income taxes payable		42	28
Current debt	(16)	291	575

TOTAL CURRENT LIABILITIES		1 692	2 008

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4 455	4 674

COMBINED CASH FLOW STATEMENT AT DECEMBER 31, 2005

	Notes	31.12.2004	31.12.2005

	(In millions of euros)
Cash flow — operating activities
Consolidated net income		(581)	(391)
Depreciation, amortization and impairment of assets	(7&8)	750	437
Provisions, valuation allowances and deferred taxes		(7)	96
(Gains)/losses on sales of assets		(5)	(1)
Undistributed affiliate equity earnings		(6)	(3)
Change in working capital		(117)	(162)

Cash flow from operating activities		34	(24)

Cash flow — investing activities
Intangible assets and property, plant, and equipment additions		(300)	(333)
Acquisitions of subsidiaries, net of cash acquired		(11)	(2)
Increase in long-term loans		(18)	35
Total expenditures		(329)	(300)
Proceeds from sale of intangible assets and property, plant, and equipment		13	6
Proceeds from sale of subsidiaries, net of cash sold		—	—
Proceeds from sale of other investments		1	1
Repayment of long-term loans		28	27
Total divestitures		42	34

Cash flow from investing activities		(287)	(266)

Cash flow — financing activities
Issuance (repayment) of shares		(2)	—
Dividends paid to Parent company shareholders		—	—
Dividends paid to Minority shareholders		(1)	(1)
Issuance of long-term debt		15	—
Repayment of long-term debt		(4)	(4)
Increase in short-term borrowings and bank overdrafts		301	275
Decrease in short-term borrowings and bank overdrafts		(18)	—

Cash flow from financing activities		291	270

Net increase/(decrease) in cash and cash equivalents		38	(20)
Effect of exchange rates and changes in scope		(13)	10
Cash and cash equivalents at the beginning of the year		52	77
Cash and cash equivalents at year-end		77	67

COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

								Recognized
	Shares issued(1)				Cumulative	Treasury shares		directly	Shareholders’		Total
			Paid-in	Retained	translation			through	equity —	Minority	shareholders’
	Number	Amount	surplus	earnings	adjustment	Number	Amount	equity	Group share	interests	equity

	(In millions of euros)
As of January 1, 2004 (French GAAP)	—	—	—	2 550	(198)	—	—	—	2 352	25	2 377

IFRS restatements	—	—	—	(220)	198	—	—	—	(22)	—	(22)

As of January 1 2004 (IFRS)	—	—	—	2 330	—	—	—	—	2 330	25	2 355

Cash dividend	—	—	—	—	—	—	—	—	—	(1)	(1)
Net income	—	—	—	(573)	—	—	—	—	(573)	(8)	(581)
Issuance of share capital	—	—	—	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	—	—	—	—
Cancellation of purchased treasury shares	—	—	—	—	—	—	—	—	—	—	—
Sale of treasury shares	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	(1)	(1)
Transactions with shareholders	—	—	—	(573)	—	—	—	—	(573)	(10)	(583)

Changes in items recognized directly through equity	—	—	—	—	—	—	—	—	—	—	—
Change in translation adjustments	—	—	—	—	(55)	—	—	—	(55)	—	(55)
Items other than transactions with shareholders	—	—	—	—	(55)	—	—	—	(55)	—	(55)

As of December 31, 2004	—	—	—	1 757	(55)	—	—	—	1 702	15	1 717

Cash dividend	—	—	—	—	—	—	—	—	—	(1)	(1)
Net income	—	—	—	(390)	—	—	—	—	(390)	(1)	(391)
Issuance of share capital	—	—	—	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	—	—	—	—
Cancellation of purchased treasury shares	—	—	—	—	—	—	—	—	—	—	—
Sale of treasury shares	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	(1)	—	—	—	—	(1)	(1)	(2)
Transactions with shareholders	—	—	—	(391)	—	—	—	—	(391)	(3)	(394)

Changes in items recognized directly through equity	—	—	—	—	—	—	—	—	—	—	—
Change in translation adjustments	—	—	—	—	138	—	—	—	138	2	140
Items other than transactions with shareholders	—	—	—	—	138	—	—	—	138	2	140

As of December 31, 2005	—	—	—	1 366	83	—	—	—	1 449	14	1 463

(1)	See note 14.
     Application of IAS 39 at January 1, 2005 did not have an impact on shareholders’ equity at that date.
      The combined financial statements have been prepared in accordance with French accounting standards for 2003 and with IFRS for 2004 and 2005. The impact of the IFRS adjustments amounted to €(22) million on Arkema ’s shareholders’ equity at January 1, 2004. The principal adjustments creating this impact were as follows:

—	Impairment tests on non-current assets, performed in accordance with IAS 36, led to an impact on reserves of €(46) million in respect of intangible assets and € (8) million in respect of property, plant & equipment.

—	Implementation of the component approach had a positive impact on reserves of € 36 million. As such, provisions recognized to cover costs of Major Technical Shutdowns were cancelled and an inspection component of the corresponding assets was recognized. This inspection component is depreciated on a straight-line basis over the period until the next stoppage.
      In addition, cumulative translation adjustments at January 1, 2004 were taken to reserves in application of IFRS 1 (€ 198 million).
      In the context of the admission of Arkema S.A. shares to listing, in order to present an economic view of the Arkema scope of business which did not previously constitute a separate legal structure within Total , combined financial statements have been prepared on the bases described hereafter.
      The accounting policies used in the preparation of these financial statements are those defined in the International Financial Reporting Standards (IFRS) that have been approved by the European Union at December 31, 2005.
      As combined accounts, and in application of the general principle set out in IAS 8 (in the absence of a specific IFRS addressing combined accounts), these financial statements have also been prepared in accordance with the principles set out in section VI of regulation 99-02 issued by the French Comité de Réglementation Comptable and, to the extent required, on the basis of conventions relating to the definition of the scope of combination and to the accounting treatment of certain transactions. These conventions are described in paragraph A “Basis of preparation of the combined financial statements” included in the notes to the combined financial statements.
      In this context, these combined accounts are not necessarily representative of the consolidated financial statements which would have been prepared if the creation of Arkema had occurred at a date prior to its actual or envisaged date of occurrence.

A.	BASIS OF PREPARATION OF THE COMBINED FINANCIAL STATEMENTS
      In these financial statements:

—	“Arkema S.A.” or “Company” means the company formerly named DAJA 34, whose shares will be approved for listing on Eurolist by Euronexttm. By a resolution of its general meeting on 6 March 2006 and effective as of 18 April 2006, DAJA 34 was renamed Arkema;

—	“Arkema France” means the company formerly named Arkema (and before that Atofina). Arkema was renamed Arkema France by a resolution of its extraordinary general meeting on 20 February 2006, effective as of 18 April 2006;

—	“Group” or “Arkema” means the group composed of Arkema S.A., Arkema France and all the subsidiaries and shareholdings which will be directly or indirectly held by Arkema S.A. and Arkema France;

—	“TOTAL S.A. ” means the company Total S.A. whose shares are admitted to trading on Eurolist by Euronexttm;

—	“TOTAL” means the Total group, that is Total S.A. and all the subsidiaries and shareholdings directly or indirectly held by Total S.A., with the exception of Arkema .

—	“Completion Date” means the day when the Spin-Off of Arkema’s Businesses comes into effect, which is planned for Thursday, 18 May 2006, at 00:00 am.

I.	Background to the constitution of Arkema’s legal ownership structure
      In February 2004, Total decided to reorganize its Chemicals sector, bringing together three of its businesses, Vinyl Products, Industrial Chemicals and Performance Products, in a new structure which, on October 1, 2004, took the name of Arkema .
      As the businesses which constituted Arkema were not contained within a separate legal structure prior to this decision, a number of capital transactions were, or will be before the date of listing, carried out within Total in order to allow Arkema to legally own all of its subsidiaries. Thus:

•	Companies which carried out Arkema’s and non-Arkema’s Businesses were split into separate entities by means of asset and liability contributions as of October 1, 2004, mainly in France, Germany, the United Kingdom, Spain, Italy and Singapore.

•	Companies which operated in Arkema’s Businesses but which were not owned by companies belonging to Arkema were or will be brought together under a holding company through a number of acquisition or spin-off transactions.

•	Companies which did not operate in Arkema’s Businesses but which were owned by companies controlled by Arkema were, or will be, sold to Total .
      All of these transactions generated internal changes in the identity of companies which owned investments within Arkema however the overall level of ownership by Total was not modified. These transactions were considered to be exchanges of assets between entities under common control and were thus carried out at net book value.

II. Scope of combination
      Historically, the Arkema’s Businesses were not separately reported in the financial statements as they did not constitute a distinct business segment within Total. Combined financial statements have thus been prepared in order to present an economic view of the Arkema’s Businesses as from 2003. These combined financial statements have been prepared on the basis of the companies’ financial statements historically consolidated in Total ’s accounts, in accordance with the accounting policies then applicable in that group.

      The scope of combination includes, in addition to companies owned directly or indirectly by Arkema France, companies owned directly by the Total group which are operationally attached to Arkema’s Businesses. Companies owned by entities controlled by Arkema but whose activities are not operationally attached to Arkema have been excluded from the scope of combination.
      In addition, over the period for which the combined financial statements are prepared, certain companies carried out both Arkema’s and non-Arkema’s Businesses (mainly Petrochemicals businesses and Specialty Chemicals businesses). In order to only combine businesses which are operationally attached to Arkema , the non-Arkema’s Businesses were carved out from the individual financial statements of such companies included in the scope of combination, particularly in France, Germany, Italy, the United Kingdom and Spain. For the periods prior to the asset and liability contributions or transfers completed on October 1, 2004, the non-Arkema’s Businesses were excluded in the following manner:

•	Assets and liabilities which did not belong to Arkema were identified on the basis of the assumptions made in the legal transactions completed on October 1, 2004. These assets and liabilities were excluded through a double entry to shareholders’ equity or debt, depending on the nature of the transactions in question.

•	Income and expenses were allocated on the basis of management accounting which presented a breakdown by operational activity either directly attached, or not, to Arkema’s Businesses. Income and expenses which could not be directly allocated were recorded in a Corporate section. Income and expenses of this section were subjected to detailed analysis and were then allocated in a manner consistent with the assumptions made on allocation of assets and liabilities to each business. In addition certain expenses (mainly general and administrative expenses) which could not be directly allocated to Arkema’s Businesses were allocated on the basis of relevant criteria depending on the nature of the costs in question. These costs do not cover the cost of additional head office functions that Arkema will need to bear as an independent listed Group. Such latter costs will be incorporated in the pro forma financial statements.

•	Cash flows related to Arkema’s Businesses were analyzed on the basis of the assumptions made in the allocation of assets and liabilities to each business.

III. Specific operations

III.1 Former industrial sites
      Certain industrial sites of Arkema companies on which activities have been discontinued have been excluded from the combined financial statements as from the date of cessation of business because of agreements under which Total accepts to take over such sites and the related environmental risks. The sites in question are located in France and in Belgium.
      Active sites in respect of which Total has assumed the environmental risks have been maintained in the financial statements, with the costs related to this transfer of risks being included in expenses under the “restructuring and environmental charges” caption.
      In the United States, Total will assume the financial impact of clean-up obligations (costs of restoration and clean-up of the soil and groundwater, the costs of proceedings, the costs associated with settlement agreements and the costs of compensating damage caused to persons, property and natural resources) of certain closed industrial sites which were operated or owned by Arkema in the past and sites owned by third parties but in respect of which the Group is liable as a result of having used them to store waste from the aforementioned sites. As from January 1, 2006, Total will reimburse the costs incurred by Arkema Inc. (net of tax impact). Arkema maintains the existing provisions in its financial statements and recognizes a receivable on Total corresponding to the share of the provisions (net of tax impact) recognized by Arkema Inc. which are expected to be used after January 1, 2006.

III.2 Employee benefit obligations
      In accordance with the laws and practices of each country, Arkema participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the national bodies responsible for the payment of benefits.
      Employees and retirees benefiting from these plans have been allocated on the basis of the split of operations between Arkema’s Businesses and non-Arkema’s Businesses at October 1, 2004 (date of legal creation of the Arkema companies). This allocation is deemed to be effective as of January 1, 2003 in the combined financial statements.

Pension and other post employment benefits
      Valuation assumptions have not been modified compared to those used in the historical financial statements.
      The provision at January 1, 2004 corresponded to the net funding obligation, if any, in the context of first time application of IFRS. Unrecognized actuarial gains and losses at this date have been recorded against opening shareholders’ equity at January 1, 2003, being the date at which these benefit obligations are deemed to be initially recognized.
      In addition, the financial statements have the following specific characteristics:

•	Benefit obligations relating to rights vested in the United States in respect of employees who had retired or left the Group before December 31, 2004, and the corresponding plan assets, have been almost completely excluded from the combined financial statements as a result of agreements under which Total will bear the related expenses and provisions. The same principle is applicable in the United Kingdom for rights acquired in respect of employees who had retired or left the Group before September 30, 2004 and for the corresponding plan assets.

•	Benefit obligations related to the supplementary pension plans of Arkema France were outsourced to an insurance company in 2004 and 2005. This transaction is deemed to have been carried out on January 1, 2003:

—	For the pensioners, the transaction corresponds to the complete transfer of the obligation to the insurance company, the payments were made in 2004 and 2005;

—	For active employees, the transaction corresponds to external financial covering of benefit obligations which are reflected in the financial statements in accordance with the valuation methodology defined in the outsourcing contract.

Arkema France “CASAIC” pre-retirement plan
      In accordance with the terms of the asset and liability contribution agreement signed on October 1, 2004, obligations related to the CASAIC pre-retirement plan have been kept by Arkema, including those related to petrochemicals businesses which remained with Total .
      Arkema will be fully responsible for managing these obligations until the provisions are no longer required.

Other long-term benefits
      Valuation of long-service awards was carried out on the basis of the breakdown of the workforce between Arkema’s Businesses and non-Arkema’s Businesses as of October 1, 2004 (date of the legal creation of the Arkema companies).
      These benefit obligations were initially recognized as of January 1, 2003.

III.3 Income taxes
      Current and deferred tax expense was determined without taking account of the effect of any tax consolidations existing within Total and without taking account of any future tax consolidations as may exist within the new Arkema legal structure.
      Results of French companies whose business is attached to the Arkema scope were taken into account in the tax consolidation put in place by Total in application of the provisions of article 223-A of the French General Tax Code. In application of the tax consolidation agreement, any tax losses incurred up until December 31, 2005 will be kept by Total .

III.4 Debt and shareholders’ equity
      The combined financial statements include companies which, at January 1, 2003, did not yet have any ownership relationship between them and, conversely, exclude companies whose businesses are not operationally attached to Arkema’s Businesses but which are still owned at January 1, 2003 by Arkema companies. These transactions have been dealt with in the following manner in the combined financial statements:

Acquisitions of companies
      Acquisitions of companies not owned by Arkema companies have all been deemed completed on January 1, 2003 with a double entry being recorded as an increase to financial debt. Any difference between the transaction value and the shareholders’ equity of the acquired company has been recognized directly through shareholders’ equity as of January 1, 2003.
      The transaction price has not been retroactively adjusted for the results of the periods between January 1, 2003 and the transaction date. This difference has been recognized in shareholders’ equity as of January 1, 2003.

Exclusion of companies from the scope of combination
      Disposals of investments not operationally attached to Arkema’s Businesses but owned by Arkema companies are deemed to have been completed on January 1, 2003 with a double entry being recorded as a decrease to financial debt.
      As for acquisitions, the difference between the historical book value and the sale price has been recognized through shareholders’ equity. Results prior to the date of sale and any gains or losses on sale have been excluded from the combined income statement.

Recapitalizations
      Recapitalizations which took place between January 1, 2003 and December 31, 2005 in the context of implementation of the transactions related to the constitution of the Group are deemed to have been completed on January 1, 2003.

Recognition of dividends
      Certain entities whose business is operationally attached to Arkema but which have not historically been owned by Arkema companies have paid dividends between January 1, 2003 and the date of acquisition of their shares (by Arkema companies). These dividends have been considered as having been received by Arkema , with a double entry being recorded as a decrease to financial debt.
      Symmetrically, dividends received by Arkema companies as from January 1, 2003 from subsidiaries which are not operationally attached to Arkema (and which were subsequently sold after payment of these dividends) have been removed from cash flows received by the Group. The level of financial debt at January 1, 2003 has been adjusted in consequence.

Cost of debt
      The cost of net debt, whose payment itself constitutes a change in the amount of debt, has been determined on the basis of the historical financial cost of transactions which relate exclusively to Arkema’s Businesses, adjusted to reflect the finance expense related to the effect of aforementioned transactions. The latter finance expense is calculated on the basis of an average annual interest rate.

B.	ACCOUNTING POLICIES
      Arkema’ s combined financial statements were prepared under the responsibility of the Chairman and CEO of Arkema S.A.
      The 2005 combined financial statements have been prepared in accordance with the international accounting standards issued by the IASB (International Accounting Standards Board) that have been approved by the European Union.
      Preparation of combined financial statements in accordance with the IFRS conceptual framework required Group management to make estimates and retain assumptions that can have an impact on the amounts recognized in assets and liabilities at the balance sheet date, and have a corresponding impact on the income statement. Management made its estimates and determined its assumptions on the basis of past experience and taking into account different factors considered to be reasonable for the valuation of assets and liabilities. Use of different assumptions could have a material effect on these valuations.
      Methodology applied in first time application of IFRS is set out in the paragraphs below. They also describe the optional methods retained by the Group:
      IFRS 1, which sets out the methodology for first time adoption of IFRS, authorizes a number of exceptions from the general principle of retrospective application of international standards. In this context, Arkema has retained the following options:

—	Business combinations which occurred before January 1, 2004 are not retrospectively restated;

—	Cumulative translation adjustments are set to nil at January 1, 2004 with the double entry to reserves;

—	Recognition of actuarial gains and losses relating to employee benefits in the provision for pension and similar post employment benefit obligations at January 1, 2004 with the double entry to reserves at that date.
      In terms of accounting policies, Arkema has retained the following options:

—	Valuation of intangible assets and property, plant and equipment on a historical cost basis as the Group did not elect for the option to restate them at fair value;

—	Recognition of actuarial gains and losses on employee commitments in accordance with the corridor method (see the “Pension and similar post employment benefit obligations” accounting policy);

—	Companies under joint control are accounted for under the equity method.
      In addition, Arkema decided to apply IAS 32 and IAS 39 relating to financial instruments as from January 1, 2005 and opted for early application of IFRIC 4 “Determining whether an arrangement contains a lease” as of January 1, 2004.
      If the applicable standards or interpretations do not specifically address a given transaction, management will use its judgment to define and apply accounting policies which will provide relevant and reliable financial reporting and will ensure that the treatment adopted is comprehensive, prudent, gives a fair view of the operational and financial impacts and reflects the economic substance of the transaction.
      The combined financial statements are prepared in accordance with the historical cost convention, except for certain financial assets and liabilities which are recognized at fair value as from January 1, 2005. The principal accounting policies applied by the Group are presented below.

I.	Combination principles
      The scope of combination includes, in addition to companies owned directly or indirectly by Arkema France, investments owned by companies in the Total group because of their operational attachment to Arkema’s Businesses. Investments owned by companies controlled by Arkema but whose businesses are not operationally attached to Arkema have been excluded from the scope of combination.
      The principles applied in preparing the combined financial statements are as follows:

•	Companies operationally attached to Arkema’s Businesses at December 31, 2004 and 2005 which are directly or indirectly controlled by Arkema, or directly or indirectly controlled by Total , have been fully included in the combined financial statements.

•	Investments in companies under joint control are accounted for by the equity method.

•	Investments in associates over which significant influence is exercised are accounted for under the equity method. Where the ownership interest is less than 20%, combination under the equity method is only applied in cases where significant influence can be demonstrated.

•	Shares owned in companies which do not meet the above criteria are included in other investments.
      All material transactions between combined companies, and all intercompany profits have been eliminated.

II. Foreign currency translation

II.1. Translation of financial statements of foreign companies
      The functional operating currency of foreign companies in the scope of combination is their local currency, in which most of their transactions are denominated. Their balance sheets are translated into euros on the basis of exchange rates at the end of the period; the statements of income and of cash flows are translated using the average exchange rates during the period. Foreign exchange differences resulting from translation of the financial statements of these subsidiaries are recorded either in “Cumulative translation adjustments” in shareholders’ equity in the combined financial statements for the Group share or in “Minority interests” for the minority share.

II.2. Transactions in foreign currencies
      In application of IAS 21 “The effects of changes in foreign exchange rates”, transactions denominated in foreign currencies are translated by the entity carrying out the transaction into its functional currency at the exchange rate applicable on the transaction date. Monetary balance sheet items are restated at the closing exchange rate at the balance sheet date. Gains and losses resulting from translation are recognized in recurring operating income.

III. Intangible assets
      Intangible assets include goodwill, software, patents, trademarks, leasehold rights and research and development costs.
      Intangible assets are recognized in the balance sheet at their acquisition or production cost, less any accumulated amortization and allowances for impairment in value.
      Intangible assets other than goodwill and trademarks are amortized on a straight-line basis over 3 to 20 years depending on the useful life of the assets.

III.1. Goodwill
      Goodwill represents the difference between the purchase price, as increased by related costs, of shares of combined companies and the Group share of the value of their net assets at the acquisition date. Goodwill is not amortized, in accordance with IFRS 3 “Business combinations”. It is subject to impairment tests as soon as any indicators of potential impairment are identified. At a minimum, impairment tests are performed annually. The methodology used for the performance of impairment tests is described in paragraph V.

III.2. Research and development costs
      Research costs are recognized in expenses in the financial year in which they are incurred.
      Under IAS 38 “Intangible assets”, development costs are capitalized as soon as the enterprise can demonstrate, in particular:

•	Its intention and its financial and technical ability to complete the development project,

•	That it is probable that future economic benefits attributable to the development costs will flow to the enterprise, and

•	That the cost of the asset can be measured reliably.

IV. Property, plant & equipment

IV.1. Gross value
      The gross value of items of property, plant and equipment corresponds to their acquisition or production cost in accordance with IAS 16 “Property, plant & equipment”. Gross value is not subject to revaluation.
      Equipment subsidies are deducted directly from the cost of the assets which they financed. Routine maintenance and repairs are charged to income in the financial year in which they are incurred. Cost related to major maintenance shutdowns of large chemical facilities are capitalized at the time they are incurred and depreciated over the period between two such major shutdowns.
      Fixed assets which are held under finance lease contracts, as defined in IAS 17 “Leases” and IFRIC 4, which have the effect of transferring substantially all the risks and rewards inherent to ownership of the asset from the lessor to the lessee, are capitalized in assets at the discounted value of future lease payments or at their market value if lower (such assets are depreciated using the methods and useful lives described below). The corresponding lease obligation is recorded as a liability. Leases which do not meet the above definition of finance leases are accounted for as operating leases.

IV.2. Depreciation
      Depreciation is calculated on a straight-line basis on the basis of the acquisition or production cost. Assets are depreciated over their estimated useful lives by category of asset. The principal categories and useful lives are as follows:

• Machinery and tools:	5-10 years
• Transportation equipment:	5-20 years
• Specialized complex installations:	10-20 years
• Buildings:	10-30 years
      These useful lives are reviewed annually and modified if expectations change from the previous estimates; such changes in accounting estimate are accounted for on a prospective basis.

V.	Impairment of long-lived assets
      The recoverable value of property, plant & equipment and intangible assets is tested as soon as any indications of impairment are identified. A review to identify if any such indications exist is performed at each year-end. An impairment test is performed at least once a year in respect of goodwill and trademarks, being assets with indefinite useful lives.
      An asset’s recoverable value corresponds to its value in use or its fair value net of costs of disposal if the latter is greater.

      Tests are performed for each autonomous group of assets, termed Cash Generating Units (CGUs). A CGU is a group of assets whose continued use generates cash flows that are substantially independent of cash flows generated by other groups of assets. They are worldwide business operations, which bring together groups of similar products in strategic, commercial and industrial terms. The value in use of a CGU is determined on the basis of the discounted future cash flows that are expected to be generated by the assets in question, based upon Group management’s expectation of future economic and operating conditions or, when the asset is to be sold, by comparison with its market value.
      Any impairment is calculated as the difference between the recoverable value and the carrying amount of the CGU. Because of its unusual nature, any such impairment is presented separately in the income statement under the “Other income and expenses” caption. Impairment may be reversed, to the maximum carrying amount that would have been recognized for the asset had the asset not been impaired. Impairment recognized on goodwill cannot be reversed under any circumstances.

VI. Financial assets and liabilities
      The Group applies IAS 39 in respect of financial instruments as from January 1, 2005. From this date, for the Group, financial assets and liabilities are principally comprised of:

•	Other investments (non-combined companies and investment securities),

•	Other non-current assets (loans and advances),

•	Accounts receivable,

•	Debt and other financial liabilities (including accounts payable),

•	Derivatives.

VI.1. Other investments (in non-combined companies and in investment securities)
      In 2004, these securities are accounted for at their historical cost. If an objective indicator of impairment in the value of a financial asset is identified (particularly a material long-term decrease in its value), a provision for impairment is recognized through recurring operating income.
      In 2005 these instruments are accounted for, in accordance with IAS 39, as available-for-sale assets and are thus recognized at their fair value. If fair value cannot be reliably determined, the securities are recognized at their historical cost. Changes in fair value are recognized directly through shareholders’ equity.
      If an objective indicator of impairment in the value of a financial asset is identified (particularly a material long-term decrease in its value), a provision for impairment is recognized through recurring operating income. Reversal of such provisions only occurs at the date of disposal of the securities.

VI.2. Loans and financial receivables
      In 2004, loans and financial receivables are stated at their nominal amount, as increased by any accrued interest. They may be provided against, either in whole or in part, where their recoverable value falls below their nominal value.
      In 2005, these instruments are recognized at amortized cost. They are subject to impairment tests involving a comparison of their carrying amount to the present value of estimated recoverable future flows. These tests are carried out as soon as any indicators inferring that the present value of these assets is lower than their carrying amount are identified. As a minimum such tests are performed at each balance sheet date. Any impairment loss is recognized in recurring operating income.

VI.3. Accounts receivable
      In 2004, accounts receivable and other current assets are recognized at their nominal value. If required, a bad debt provision is recognized on the basis of the risk of non-recovery of the receivables.

      In 2005, accounts receivable and other current assets are initially recognized at their fair value. Subsequent to initial recognition, they are recognized at amortized cost in accordance with the effective interest rate method. If required, a bad debt provision is recognized on the basis of the risk of non-recovery of the receivables.

VI.4. Cash and cash equivalents
      Cash and cash equivalents are liquid assets and assets which can be converted into cash within less than 3 months.

VI.5. Non-current and current debt
      In 2004, non-current and current debt is stated at its nominal amount as increased by any accrued interest. As from 2005, non-current and current debt (other than derivatives) is recognized at amortized cost.

VI.6. Derivatives
      The Group may use derivatives to manage its exposure to foreign currency risks and risks of changes in the prices of raw materials and energy. As from January 1, 2005, derivatives used by the Group are recognized at fair value in the balance sheet, in accordance with IAS 39.
      Changes in the fair value of derivatives are recognized through the income statement, except for those on instruments which are considered to meet the criteria for cash flow hedge accounting under IAS 39. In this case, the effective portion of the change in fair value is recognized in shareholders’ equity under the “Other items recognized directly through shareholders equity” caption until such time as the underlying hedged item is recognized through the income statement. Any ineffective portion is recognized immediately in the income statement.
      For more detailed information, refer to note 20 “Derivatives”.

VII. Inventories
      Inventories are valued in the combined financial statements at the lower of cost and net realizable value, in accordance with IAS 2 “Inventories”. Cost of inventories is generally determined using the weighted average cost (WAC) method.
      Cost of chemical products inventories includes raw material and direct labor costs and an allocation of production overheads and straight-line depreciation. Start-up costs and general and administrative costs are excluded from the cost of chemical products inventories.

VIII. Provisions
      A provision is recognized when:

•	The Group has a legal, regulatory or contractual obligation to a third party resulting from past events. An obligation can also result from Group practices or public commitments that create a reasonable expectation among the third parties in question that the Group will assume certain responsibilities.

•	It is certain or probable that the obligation will lead to an outflow of resources to the benefit of the third party, and

•	Its amount can be estimated reliably and corresponds to the best possible estimate of the commitment. If this is not the case, disclosure is made in the notes to the financial statements in respect of the obligation (See Note 18 — Contingent liabilities).
      When it is expected that the Group will obtain partial or total reimbursement of the cost that was provided against, the expected reimbursement is recognized in receivables if, and only if, the Group is virtually certain of the receipt.          .

IX. Pension and similar post-employment benefit obligations
      In accordance with IAS 19 “Employee benefits”:

•	Payments made in the context of defined contribution pans are recognized in expenses of the period.

•	Obligations in respect of defined benefit plans are recognized and valued using the actuarial projected unit credit method.
      For defined benefit plans, the valuation of obligations under the projected unit credit method principally takes into account:

•	An assumption concerning the date of retirement,

•	A discount rate which depends on the geographical region and the duration of the obligations,

•	An inflation rate,

•	Assumptions in respect of future increases in salaries, rates of employee turnover and increases in health costs.
      Differences which arise between the valuation of obligations and forecasts of such obligations (on the basis of new projections or assumptions) and between forecasts and outcomes of returns on plan assets are termed actuarial gains and losses. In application of the corridor method, the portion of such gains and losses which exceeds 10% of the greater of the amount of the obligations or the fair value of plan assets is amortized over the expected average remaining working life of employees.
      On modification or creation of a plan, the portion of obligations which vest immediately as a result of past service is charged immediately to income; the portion of obligations which do not vest immediately is amortized over the remaining vesting period.
      The amount of the provision takes account of the value of assets which are allocated to cover pension and other post-employment benefit obligations. The value of these assets is deducted from the provision for such benefit obligations.

Long-term benefits
      In respect of long-term benefits, and in accordance with applicable laws and regulations, provisions are recognized using a simplified method. Thus, if an actuarial valuation using the projected unit cost method is required, actuarial gains and losses and all past service costs are recognized immediately in the provision without application of the corridor rule.
      The net expense related to pension benefit obligations and other employee benefit obligations in recognized in recurring operating income.

X.	CO2 emissions allowances
      In the absence of an IFRS standard or interpretation relating to accounting for CO2 emissions allowances, the following treatment has been adopted in Arkema’s combined financial statements at December 31, 2005:

•	Allowances allocated without payment of consideration are recognized for a nil value,

•	Transactions carried out in the market are recognized at the transaction amount.
      At this point, allowances allocated are adequate to cover the operational needs of Arkema ’s European units and a deficit is not currently forecast. If this ceased to be the case, any difference between the available allowances and restitution obligations at maturity would give rise to recognition of a provision for the market value of such a difference.

XI. Recognition of sales
      Sales are recognized on transfer to the purchaser of the risks and rewards related to ownership of the goods.

XII. Deferred income taxes
      The Group uses the liability method whereby deferred income taxes are recognized based upon the temporary differences between the financial statement and tax basis of assets and liabilities, as well as on tax loss carryforwards and other tax credits, in accordance with IAS 12 “Income taxes”.
      Deferred tax assets and liabilities are valued on the basis of enacted, or virtually enacted, tax rates at the balance sheet date. The effect of any changes in tax rates is recognized in income for the financial year.
      Deferred tax assets are recognized to the extent that their recovery is probable. In order to assess the likelihood of recovery of such assets, account is notably taken of the profitability outlook determined by the Group.

XIII. Earnings per share
      The number of shares used for the calculation of earnings per share was determined for each of the three years as being the number resulting from the application of the spin-off share issuance ratio, being 1 for 10, to the number of Total S.A. shares in issue at December 31, 2005, excluding Total S.A. shares directly owned by Total S.A. (in respect of which no Arkema S.A. shares will be issued).
      As no dilutive instrument was issued in any of the three years, diluted earnings per share is equal to earnings per share for each of the three years.

XIV. Information by segment
      Information by segment is prepared on the basis of two separate criteria. The primary criterion is based on the Group’s business segments; the secondary criterion is based on the main geographical areas in which the group operates.
      The financial information for each business segment is reported on the same basis as that used internally by management in assessing segment performance and in allocation of segment resources.
      The Group’s activities are conducted through three business segments: Vinyl Products, Industrial Chemicals and Performance Products.

•	Vinyl Products include chlorochemicals and PVC, vinyl compounds and downstream converting (pipes and profiles). They are used in areas such as water treatment, healthcare, hygiene, electronics, sports and leisure and automobile equipment.

•	Industrial Chemicals brings together acrylics, PMMA, thiochemicals, fluorochemicals and hydrogen peroxide. These intermediates are used as raw materials in numerous industrial sectors such as refrigeration, insulation, production of paper pulp, textiles, pharmaceuticals, animal feed, ink and paint, electronics and the automobile sector.

•	Performance Products brings together technical polymers, specialty chemicals, organic peroxides, additives, urea formaldehyde resins and agrochemicals. They are used in a variety of sectors from transport to sporting equipment, cosmetics to medical equipment, construction, civil engineering and even electronics.
      Functional and financial activities which cannot be directly allocated to operational activities are brought together under a Corporate section.

XV. Main accounting and financial indicators
      The main performance indicators used are as follows:

•	Operating income: this includes all income and expenses other than the cost of debt, equity in income of affiliates and income taxes.

•	Other income and expenses: these correspond to a limited number of well-identified non-recurring items of income and expense of a particularly material nature that the Group presents separately in its income statement in order to facilitate understanding of its recurring operational performance. These items of income and expense are:

—	Impairment losses in respect of non-current assets,

—	Gains or losses on sale of assets,

—	Certain large restructuring and environmental expenses which would hamper interpretation of recurring operating income,

—	Certain expenses related to litigation and claims whose nature is not directly related to ordinary operations,

—	Costs related to the Spin-Off of the Arkema’s Businesses.

•	Recurring operating income: this is calculated as the difference between operating income and other income and expenses as previously defined.

•	Recurring EBITDA: this corresponds to recurring operating income increased by depreciation and amortization.

•	Working capital: this corresponds to the difference between inventories, accounts receivable, prepaid expenses and other current assets and tax receivables on the one hand and accounts payable, other creditors and accrued liabilities and income tax liabilities on the other hand.

•	Capital employed: capital employed is calculated by aggregating the net carrying amounts of intangible assets, property, plant and equipment, equity affiliate investments, other investments, other non-current assets (excluding deferred tax assets) and working capital.

•	Net debt: this is the difference between current and non-current debt and cash and cash equivalents.

XVI. Cash flow statements
      Cash flows in foreign currencies are translated into euros using the average exchange rates during the year. Cash flow statements exclude foreign exchange differences arising from the translation into euros of assets and liabilities recognized in balance sheets denominated in foreign currencies at the end of the period (except for cash and cash equivalents). In consequence, cash flows cannot be recalculated on the basis of the amounts shown in the balance sheet.
      Changes in short-term borrowings and bank overdrafts are included in cash flows from financing activities.

XVII. New accounting standards and interpretations which are not yet applicable
      The standards and interpretations published, respectively, by the IASB (International Accounting Standards Board) and the IFRIC (International Financial Reporting Interpretations Committee) that are not yet in force and which have not been applied early in the Group’s financial statements at December 31, 2005 should not have a material effect on the Group’s financial statements for 2006.

NOTES TO THE COMBINED FINANCIAL STATEMENTS
      All amounts are expressed in millions of euros unless otherwise indicated.

1	Information by business segment
      Information by business segment is presented on the same basis as that used internally in the preparation of management reporting. It represents the internal segment financial information used to manage and assess the Group’s performance. The Group’s activities are conducted through three business segments: Vinyl Products, Industrial Chemicals and Performance Products.
      Operating income and assets are allocated between business segments prior to inter-segment adjustments. Sales prices between segments approximate market prices.

	2004

	Vinyl	Industrial	Performance		Group
	Products	Chemicals	products	Corporate	total

	(In millions of euros)
Non-Group sales	1 367	2 143	1 800	8	5 318
Inter-segment sales	74	151	19	1	—
Total sales	1 441	2 294	1 819	9	—

Recurring operating income	(7)	123	7	(63)	60

Other income and expenses	(299)	(47)	(102)	(157)	(605)
Operating income	(306)	76	(95)	(220)	(545)

Equity in income of affiliates	6	—	1	—	7
Details of significant non-cash expenses by segment:
Depreciation and amortization	(59)	(115)	(103)	(13)	(290)
Asset impairment(1)	(300)	(24)	(105)	(43)	(472)
Changes in provisions recognized through income	3	(22)	(14)	34	1
Recurring EBITDA	52	238	110	(50)	350
Employees at year end	5 250	6 200	7 106	—	18 556
Intangible assets & Property, plant, and equipment, net	90	781	587	15	1 473
Investments in equity affiliates	31	41	2	6	80
Non-current assets (excluding deferred income tax assets)	93	57	18	45	213
Working capital	275	372	485	31	1 163

Capital employed	489	1 251	1 092	97	2 929
Provisions	(155)	(175)	(156)	(454)	(940)
Deferred income tax assets	—	—	—	48	48
Deferred income tax liabilities	—	—	—	(43)	(43)
Net debt	—	—	—	277	277
Intangible assets and property, plant, and equipment additions(2)	59	135	100	6	300

(1)	No reversals of provisions for impairment were recognized in 2004.

(2)	Including additions recognized in accordance with IFRIC 4.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

	2005

	Vinyl	Industrial	Performance		Group
	Products	Chemicals	products	Corporate	total

	(In millions of euros)
Non-Group sales	1 387	2 406	1 907	10	5 710
Inter-segment sales	82	178	16	(1)	—
Total sales	1 469	2 584	1 923	9	—

Recurring operating income	16	218	27	(93)	168

Other income and expenses	(218)	(152)	(56)	(88)	(514)
Operating income	(202)	66	(29)	(181)	(346)

Equity in income of affiliates	5	1	1	—	7
Details of significant non-cash expenses by segment:
Depreciation and amortization	(12)	(112)	(90)	(13)	(227)
Asset impairment(1)	(49)	(134)	(23)	—	(206)
Changes in provisions recognized through income	(114)	(14)	(36)	38	(126)
Recurring EBITDA	28	330	117	(80)	395
Employees at year end	4 889	6 035	6 794	—	17 718
Intangible assets & Property, plant, and equipment, net	75	667	637	21	1 400
Investments in equity affiliates	38	47	4	—	89
Non-current assets (excluding deferred income tax assets)	86	87	18	38	229
Working capital	310	504	547	(13)	1 348

Capital employed	510	1 305	1 206	47	3 068
Provisions	(245)	(181)	(186)	(474)	(1 086)
Deferred income tax assets	—	—	—	108	108
Deferred income tax liabilities	—	—	—	(58)	(58)
Net debt	—	—	—	567	567
Intangible assets and property, plant, and equipment additions(2)	61	145	117	10	333

(1)	No reversals of provisions for impairment were recognized in 2005.

(2)	Including additions recognized in accordance with IFRIC 4.
     Because of their unusual or particularly material nature, certain transactions are monitored at Group level and are excluded from the business segments.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

2	Information by geographical area

	2004

		Rest of			Rest of
	France	Europe	NAFTA(1)	Asia	the world	Total

	(In millions of euros)
Non-Group sales	935	2 233	1 246	660	244	5 318
Capital employed	1 476	500	774	154	25	2 929
Intangible assets and property, plant, and equipment additions(2)	177	32	81	10	—	300
Employees at year end	11 618	2 895	2 786	1 139	118	18 556

(1)	NAFTA: United States, Canada, Mexico

(2)	Including additions recognized in accordance with IFRIC 4

	2005

		Rest of			Rest of
	France	Europe	NAFTA(1)	Asia	the world	Total

	(In millions of euros)
Non-Group sales	1 055	2 209	1 456	724	266	5 710
Capital employed	1 594	449	817	172	36	3 068
Intangible assets and property, plant, and equipment additions(2)	221	37	68	6	1	333
Employees at year end	10 970	2 723	2 758	1 173	94	17 718

(1)	NAFTA: United States, Canada, Mexico.

(2)	Including additions recognized in accordance with IFRIC 4.
      Non-Group sales are presented on the basis of the geographic location of customers. Capital employed is presented on the basis of the location of the assets in question.

3	Research and development expenses
      Research and development expenses include salaries, purchases, sub-contracting costs, depreciation and amortization.

4	Other income and expenses

	31.12.2004		31.12.2005

	Expenses	Income	Expenses	Income

	(In millions of euros)
Restructuring and environmental charges	(114)	2	(260)	8
Goodwill impairment charges	(80)	—	(48)	—
Asset impairment charges (other than goodwill)	(392)	—	(158)	—
Litigation and claims	(28)	—	(31)	—
Gains (losses) on sales of assets	—	7	(1)	2
Other	—	—	(26)	—
Total other income and expenses	(614)	9	(524)	10
     No reversals of provisions for impairment were recognized in 2004 or 2005.

•	In 2004
      Restructuring and environmental costs mainly include expenses related to pre-retirement programs in France (€63 million), to restructuring of the acrylic sheets business — mainly in the Netherlands (€14 million) and to environmental liabilities (€ 16 million, mainly in France)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
      Asset impairment mainly relates to impairment losses recognized on Vinyl Products, Industrial Chemicals and Performance Products assets.
      Expenses relating to litigation and claims mainly correspond to provisions recognized in respect of proceedings in progress in Europe and the United States pertaining to antitrust legislation.

•	In 2005
      Restructuring and environmental costs mainly include expenses related to the consolidation of the chlorochemicals business in France (€128 million), to a partial restructuring of the thiochemicals business in the USA (€18 million) and to environmental liabilities (mainly in France, for € 63 million).
      Asset impairment mainly relates to impairment losses recognized on Vinyl Products, Industrial Chemicals and Performance Products assets. The breakdown by segment is provided in note 1 “Information by business segment”. Future cash flows, which took account of specific risks related to these assets, were discounted at an after tax rate of 7.5%.
      Expenses relating to litigation and claims mainly correspond to provisions recognized in respect of proceedings in progress in Europe and the United States pertaining to antitrust legislation, taking account of the indemnities granted by Total .
      Other expenses mainly include costs related to the Spin-Off of Arkema’s Businesses.

5	Cost of debt
      The cost of debt amounts to €8 million (€ 3 million in 2004). The average interest rate applied in the financial year was 2.25% (2.22% in 2004).

6	Income taxes
      The income tax expense is broken down as follows:

	31.12.2004	31.12.2005

	In millions of euros
Current income taxes	(61)	(72)
Deferred income taxes	21	28
Total income taxes	(40)	(44)
      The analysis by source of the net deferred tax asset is as follows, before offset of assets and liabilities at fiscal entity level:

	31.12.2004	31.12.2005

	In millions of euros
Tax loss and tax credit carryforwards	—	—
Provisions for pensions and similar obligations	87	85
Other temporarily non-deductible provisions(1)	213	328
Gross deferred tax assets	300	413
Valuation allowance	(149)	(225)

Excess tax over book depreciation	64	81
Other temporary tax deductions	82	57
Gross deferred tax liabilities	146	138

Net deferred tax assets	5	50

(1)	See Notes 4 and 15.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
     After offset of assets and liabilities at fiscal entity level, deferred taxes are presented as follows in the balance sheet:

	31.12.2004	31.12.2005

	In millions of euros
Deferred tax assets	48	108
Deferred tax liabilities	43	58
Net deferred tax assets	5	50

Reconciliation between income tax expense and pre-tax income

	31.12.2004	31.12.2005

	In millions of euros
Net income	(581)	(391)
Income taxes	(40)	(44)
Pre-tax income	(541)	(347)
French corporate tax rate	34.93%	34.93%
Theoretical tax income (expense)	189	121
Difference between French and foreign income tax rates	10	(2)
Tax effect of equity in income of affiliates	2	2
Permanent differences	(82)	5
Change in valuation allowance	(20)	(25)
Deferred tax assets not recognized(1)	(145)	(149)
Research tax credits	6	4
Income taxes per the income statement	(40)	(44)

(1)	These are mainly comprised of losses used in the Total group tax consolidation.
     The French corporate tax rate includes the standard tax rate (33.33%) and additional taxes applicable in 2004 that bring the overall tax rate to 34.93%.

Time limits for carryforward of tax losses and tax credits
      The Group has tax losses carryforwards and tax credits which can be used up to their year of expiration indicated in the table below:

	31.12.2004		31.12.2005

	Base	Tax amount*	Base	Tax amount*

	(In millions of euros)
2004
2005	2	1	—	—
2006	10	3	10	3
2007	5	1	6	2
2008	2	1	3	1
2009 and beyond	14	4	33	11
Tax losses that can be carried forward indefinitely	100	38	119	41
Total	133	48	171	59

Tax credits that can be carried forward indefinitely	—	7	—	5

* These tax losses and tax credits have not given rise to recognition of deferred tax assets in the balance sheet.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

7	Intangible assets

		Other
		intangible
	Goodwill	assets	Total

	(In millions of euros)
Gross value
As of January 1, 2004	547	393	940
Acquisitions	—	5	5
Disposals	—	(5)	(5)
Changes in scope	3	—	3
Translation adjustments	(34)	(11)	(45)
Reclassifications	—	38	38
As of December 31, 2004	516	420	936

Accumulated amortization and impairment
As of January 1, 2004	(318)	(344)	(662)
Amortization	—	(23)	(23)
Impairment through the income statement (see note 4)	(80)	(6)	(86)
Disposals	—	3	3
Changes in scope	(2)	—	(2)
Translation adjustments	28	9	37
Reclassifications	1	(32)	(31)
As of December 31, 2004	(371)	(393)	(764)

Net
As of January 1, 2004	229	49	278
As of December 31, 2004	145	27	172

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

		Other
		intangible
	Goodwill	assets	Total

	(In millions of euros)
Gross value
As of January 1, 2005	516	420	936
Acquisitions	—	24	24
Disposals	8	(40)	(32)
Changes in scope	—	—	—
Translation adjustments	68	22	90
Reclassifications	4	41	45
As of December 31, 2005	596	467	1 063

Accumulated amortization and impairment
As of January 1, 2005	(371)	(393)	(764)
Amortization	—	(15)	(15)
Impairment through the income statement (see note 4)	(48)	(2)	(50)
Disposals	(8)	40	32
Changes in scope	—	—	—
Translation adjustments	(56)	(19)	(75)
Reclassifications	(2)	(40)	(42)
As of December 31, 2005	(485)	(429)	(914)

Net
As of January 1, 2005	145	27	172
As of December 31, 2005	111	38	149
      Other intangible assets are mainly composed of patents, trademarks, software and licenses.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

8	Property, plant and equipment

			Other
	Land	Complex	property,
	and	industrial	plant and	Construction
	buildings	facilities	equipment	in progress	Total

	(In millions of euros)
Gross value
As of January 1, 2004	1 182	2 900	1 376	169	5 627
Acquisitions	10	62	15	209	296
Disposals	(21)	(84)	(51)	—	(156)
Changes in scope	—	1	—	—	1
Translation adjustments	(18)	(71)	(5)	(8)	(102)
Reclassifications	10	63	61	(137)	(3)
As of December 31, 2004	1 163	2 871	1 396	233	5 663

Accumulated depreciation and impairment
As of January 1, 2004	(816)	(2 201)	(919)	—	(3 936)
Depreciation and impairment through the income statement	(82)	(395)	(152)	(12)	(641)
Disposals	19	82	47	—	148
Changes in scope	—	(1)	—	—	(1)
Translation adjustments	9	58	2	—	69
Reclassifications	26	(25)	(2)	—	(1)
As of December 31, 2004	(844)	(2 482)	(1 024)	(12)	(4 362)

Net
As of January 1, 2004	366	699	457	169	1 691
As of December 31, 2004	319	389	372	221	1 301

No reversals of provisions for impairment were recognized in 2004.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

			Other
	Land	Complex	property,
	and	industrial	plant and	Construction
	buildings	facilities	equipment	in progress	Total

	(In millions of euros)
Gross value
As of January 1, 2005	1 163	2 871	1 396	233	5 663
Acquisitions	30	102	21	156	309
Disposals	(22)	(52)	(40)	—	(114)
Changes in scope	—	—	—	—	—
Translation adjustments	49	151	11	11	222
Reclassifications	57	(40)	77	(175)	(81)
As of December 31, 2005	1 277	3 032	1 465	225	5 999

Accumulated depreciation and impairment
As of January 1, 2005	(844)	(2 482)	(1 024)	(12)	(4 362)
Depreciation and impairment through the income statement	(109)	(154)	(92)	(17)	(372)
Disposals	20	52	38	—	110
Changes in scope	—	—	—	—	—
Translation adjustments	(25)	(112)	(4)	—	(141)
Reclassifications	39	68	(109)	19	17
As of December 31, 2005	(919)	(2 628)	(1 191)	(10)	(4 748)

Net
As of January 1, 2005	319	389	372	221	1 301
As of December 31, 2005	358	404	274	215	1 251

No reversals of provisions for impairment were recognized in 2005.
     At December 31, 2005, other property, plant and equipment is mainly comprised of machinery and tools with a gross value of €1,141 million and accumulated depreciation and provisions for impairment of €939 million. Impairment of property, plant & equipment recognized in 2005 amounted to €156 million (€ 376 million in 2004).
      The figures above include the following amounts in respect of assets held under finance lease arrangements:

	31.12.2004			31.12.2005

		Accumulated			Accumulated
		depreciation			depreciation
	Gross	and		Gross	and
	value	impairment	Net	value	impairment	Net

	(In millions of euros)
Complex industrial facilities	36	36	—	24	20	4
      They mainly correspond to leases of transport barges and of a hydrogen production unit located at Lacq.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

9	Equity affiliates: investments and loans

	% ownership		Equity value		Equity in income

	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005

	(In millions of euros)
American Accryl NA LLC (DE)	50%	50%	25	31	—	—
Qatar Vinyl Company Limited Q.S.C	13%	13%	19	27	6	6
Oxochimie	50%	50%	16	16	—	—
Vinilis	35%	35%	11	11	—	—
Arkema Yoshitomi Ltd.	49%	49%	5	4	1	1
Arkema Colombia S.A.	83%	—	3	—	—	—
Water Treatment Solutions	50%	—	1	—	—	—
Investments	—	—	80	89	7	7
Loans	—	—	—	—	—	—

Total	—	—	80	89	7	7

10	Other investments
      Other investments include the Group’s investments in various non-listed companies, including Soficar and companies that distribute Arkema products.
      The main movements in 2004 and 2005 are as follows:

(In millions of
euros)

As of January 1, 2004	23
Acquisitions	3
Disposals	(1)
Valuation allowance	(3)
Changes in scope	—
Translation adjustments	—
Other movements	—

As of December 31, 2004	22

(In millions of
euros)

As of January 1, 2005	22
Acquisitions	7
Disposals	(3)
Valuation allowance	(4)
Changes in scope	—
Translation adjustments	—
Other movements	—

As of December 31, 2005	22

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

11	Other non-current assets

	31.12.2004		31.12.2005

	Net	Gross	Valuation
	value	value	allowance	Net

	(In millions of euros)
Loans and advances(1)	175	201	(9)	192
Security deposits paid	16	15	—	15

Total	191	216	(9)	207

(1) Excluding loans to equity affiliates (see note 9).
     Loans and advances are notably comprised of an advance paid to EDF in 1995, representing a contractual right (guaranteed delivery of a minimum quantity of electricity for 25 years).

12	Inventories

	31.12.2004	31.12.2005

	(In millions of euros)
Inventories (cost)	1 063	1 209

Opening valuation allowance	(83)	(72)
Net (increase) reversal in year	10	(12)
Change in scope	—	—
Translation adjustments	1	(1)

Closing valuation allowance	(72)	(85)
Inventories (net)	991	1 124

Of which:
Raw materials and spare parts	332	384
Finished products	659	740
      Reversals in inventory provisions in 2004 mainly reflect the scrapping of an inventory of spare parts that was fully written off.

13	Accounts receivable, prepaid expenses and other current assets
      At December 31, 2005, accounts receivable are stated net of a bad debt provision of €41 million (€37 million at December 31, 2004). Prepaid expenses and other current assets are mainly comprised of various tax receivables from governments in an amount of €290 million (€ 265 million at December 31, 2004).
14     Shareholders’ equity
      In the calculation of earnings per share, the number of shares retained was 60,594,978 (see note B — Accounting policies — section XIII).

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

15	Provisions

	Pension and
	similar post
	employment	Litigation
	benefit	and	Environmental
	obligations	claims	contingencies	Restructuring	Other	Total

	(In millions of euros)
As of January 1, 2004	315	232	149	109	155	960
Increases in provisions	57	36	34	29	66	222
Reversals of provisions on use	(54)	(48)	(23)	(40)	(25)	(190)
Reversals of unused provisions	(12)	—	—	(2)	(4)	(18)
Changes in scope	—	—	—	—	(19)	(19)
Translation adjustments	(2)	(1)	(7)	—	(2)	(12)
Other	7	—	2	2	(14)	(3)

As of December 31, 2004	311	219	155	98	157	940

Of which less than one year	33*	13	20	29	21
Of which more than one year		206	135	69	136

*	This amount relates to amounts payable under the CASAIC plan.

	Pension and
	similar post
	employment	Litigation
	benefit	and	Environmental
	obligations	claims	contingencies	Restructuring	Other	Total

	(In millions of euros)
As of January 1, 2005	311	219	155	98	157	940
Increases in provisions	70	31	110	92	82	385
Reversals of provisions on use	(88)	(13)	(45)	(43)	(58)	(247)
Reversals of unused provisions	(1)	(1)	—	(13)	(4)	(19)
Changes in scope	4	—	—	—	—	4
Translation adjustments	5	3	13	1	7	29
Other	1	(4)	8	(5)	(6)	(6)

As of December 31, 2005	302	235	241	130	178	1 086

Of which less than one year	31*	10	36	30	23
Of which more than one year		225	205	100	155

*	This amount relates to amounts under the CASAIC plan.

Provisions for pensions and similar benefits
      At December 31, 2005, provisions for pensions and similar benefits are mainly comprised of a Group pre-retirement plan in an amount of €45 million (€88 million in 2004), pension benefits of € 171 million

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(€149 million in 2004) and other benefits of €74 million (€ 69 million in 2004). Other benefits are mainly comprised of healthcare plans.
      In accordance with the laws and practices of each country, Arkema participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the governmental bodies responsible for the payment of benefits.
      These plans are either defined contribution plans or defined benefit plans. In certain cases they can be either partly or totally funded by investments in dedicated plan assets, mutual funds, general funds of insurance companies or other assets. For defined contribution plans, expenses correspond to contributions paid.
      The Group’s benefit obligations are mainly located in France, the United States, the Netherlands and Germany. The principal benefit obligations in respect of which funding has been put in place are pension benefits in France, the United States and the Netherlands. In France, supplementary pension plans closed up to 1973 at the latest, concerning an active working population, were subject to a transfer of pension rights to an insurance company.
      The expense is as follows:

	Pension obligations

	31.12.04	31.12.05
Components of net periodic benefit expense (income):
Service cost	21	22
Interest cost	22	25
Expected return on plan assets	(19)	(21)
Actuarial gains and losses recognized	—	—
Past service cost recognized	—	7
Curtailments and settlements	(4)	—
Other	—	—
Net periodic benefit expense	20	33

	Other obligations

	31.12.04	31.12.05

Service cost	2	2
Interest cost	3	4
Expected return on plan assets	—	—
Actuarial gains and losses recognized	—	—
Past service cost recognized	—	—
Curtailments and settlements	—	—
Other	—	—
Net periodic benefit expense	5	6
      The actual return on plan assets amounted to €30 million in 2005 (€ 16 million in 2004).

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
      The change in the amount of the provision during the different periods was as follows:

	Pension obligations

	31.12.04	31.12.05

Provision at beginning of year	146	149
Expense for the year	20	33
Contributions made to plan assets	(4)	(5)
Net benefits paid by the employer	(8)	(18)
Other	(5)	12
Provision at year-end	149	171

	Other obligations

	31.12.04	31.12.05

Provision at beginning of year	67	69
Expense for the year	5	6
Contributions made to plan assets	—	—
Net benefits paid by the employer	(2)	(3)
Other	(1)	2
Provision at year-end	69	74

Valuation of benefit obligations and provisions at December 31:

Change in actuarial value of benefit obligation

	Pension obligations

	31.12.04	31.12.05

Benefit obligation at beginning of year	440	442
— Service cost	21	22
— Interest cost	22	25
— Curtailments	(14)	—
— Settlements	—	—
— Specific termination benefits	—	—
— Plan participant’s contributions	1	1
— Benefits paid	(10)	(21)
— Plan amendments	(1)	7
— Actuarial loss (gain)	(5)	58
— Change in scope	2	(2)
— Translation adjustment and other	(14)	61
Benefit obligation at year-end	442	593

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Change in actuarial value of benefit obligation

	Other obligations

	31.12.04	31.12.05

Benefit obligation at beginning of year	67	80
— Service cost	2	2
— Interest cost	4	4
— Curtailments	—	—
— Settlements	—	—
— Specific termination benefits	—	—
— Plan participant’s contributions	—	—
— Benefits paid	(2)	(3)
— Plan amendments	—	—
— Actuarial loss (gain)	11	14
— Change in scope	—	—
— Translation adjustment and other	(2)	2
Benefit obligation at year-end	80	99
      Plan assets are mainly located in the United States, France and the Netherlands. They are mainly comprised of mutual funds, general funds of insurance companies and shares.

Change in fair value of plan assets

	Pension obligations

	31.12.04	31.12.05

Fair value of plan assets at beginning of year	(294)	(297)
— Expected return on plan assets	(19)	(21)
— Curtailments	10	—
— Settlements	—	—
— Plan participants contribution’s	(1)	(1)
— Employer contributions	(4)	(5)
— Benefits paid from plan assets	2	3
— Actuarial gains and losses	2	(9)
— Changes in scope	(4)	—
— Translation adjustment and other	11	(47)
Fair value of plan assets at year-end	(297)	(377)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Balance sheet provision for benefit obligations

	Pension obligations

	31.12.04	31.12.05

Actuarial value of unfunded obligations	41	109
Actuarial value of funded obligations	401	484
Fair value of plan assets	(297)	(377)
(Surplus)/ Deficit of assets versus benefit obligations	145	216
Unrecognized actuarial gains and losses	5	(44)
Unrecognized past service cost	(1)	(1)
Asset ceiling	—	—
Net balance sheet provision	149	171
Provision recognized in liabilities	152	181
Amount recognized in assets	(3)	(10)

Balance sheet provision for benefit obligations

	Other obligations

	31.12.04	31.12.05

Actuarial value of unfunded obligations	80	99
Actuarial value of funded obligations	—	—
Fair value of plan assets	—	—
(Surplus)/ Deficit of assets versus benefit obligations	80	99
Unrecognized actuarial gains and losses	(11)	(25)
Unrecognized past service cost	—	—
Asset ceiling	—	—
Net balance sheet provision	69	74
Provision recognized in liabilities	69	74
Amount recognized in assets	—	—

Actuarial assumptions

	Eurozone	USA	Eurozone	USA
Principal assumptions in % terms	2004	2004	2005	2005

Discount rate	2.78-5.25	5.75	3.00-5.25	5.25
Expected return on plan assets	3.46-6.18	7.70	4.00-7.06	7.35
Rate of increase in salaries	1.80-3.00	4.00	1.50-3.75	4.00
Rate of increase of healthcare costs	2.00-4.00	5.00	4.00	4.00-6.00

Litigation and claims
      These mainly correspond to provisions recognized in respect of proceedings in progress in Europe and the United States pertaining to antitrust legislation. Releases correspond to the payment of fines.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Environmental contingencies
      Provisions for environmental contingencies are recognized to cover expenses related to soil and water table clean-up, mainly:

•	in France for €119 million at December 31, 2005 (€ 66 million at December 31, 2004).

•	in the USA for €102 million at December 31, 2005 (€82 million at December 31, 2004), including €78 million in respect of former industrial sites at that date (€ 58 million at December 31, 2004).

Restructuring provisions
      Restructuring provisions are mainly in respect of restructuring of activities in France for €105 million at December 31, 2005 (€73 million at December 31, 2004), in the USA for €12 million and in respect of the restructuring of the acrylic sheets business, mainly in the Netherlands, for €8 million (€ 14 million at December 31, 2004).

Other provisions
      Other provisions are mainly comprised of long-service awards of €51 million at December 31, 2005 (€48 million at December 31, 2004), provisions for removal of asbestos of €30 million at December 31, 2005 (€17 million at December 31, 2004) and provisions for customer guarantees of €10 million at December 31, 2005 (€ 11 million at December 31, 2004).

16	Debt
      Debt is principally at variable rate and is denominated in euros.

Non-current debt
      At December 31, 2005, non-current debt is comprised of long-term credit lines drawn by the Group, as well as the portion of finance lease obligations payable more than one year hence. The breakdown by maturity (excluding current maturities) is as follows:

	As of December 31

	2004	%	2005	%

	(In millions of euros)
2006	10	16%	U.A.	U.A.
2007	8	12%	7	12%
2008	15	24%	16	27%
2009	8	12%	6	10%
2010	5	8%	5	9%
2011 and beyond	17	28%	25	42%

Total	63	100%	59	100%

Current debt
      The amount of €575 million (€ 291 million in 2004) corresponds to short-term financial debt and bank overdrafts. It excludes positive cash balances which are recognized in cash and cash equivalents in assets.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

17	Other creditors and accrued liabilities
      At December 31, 2005, other creditors are mainly comprised of payables to governments of €149 million (€155 million at December 31, 2004) and employee related payables of €152 million (€ 172 million at December 31, 2004).

18	Contingent liabilities

a) Environment
      The Group’s business activities are subject to constantly changing local, national and international regulations on the environment and safety, which entail meeting increasingly complex and restrictive requirements. In this regard, these activities can involve a risk of Arkema ’s liability being called upon, particularly in respect of cleanup of sites and industrial safety.
      Taking account of the information available, agreements signed with Total, and the provisions for environmental contingencies recognized respectively in the accounts at December 31, 2004 and 2005, Arkema’s management considers that the environmental liabilities identified at this point are valued and recognized to the best of their knowledge at these dates. However if laws, regulations or government policy in respect of environmental matters were to change, Arkema ’s obligations could change, which could lead to additional costs.

Clean-up of sites
      The competent authorities have made, are making or may in the future make specific demands that the Group rehabilitate or control emissions at certain sites that it is currently operating, or that it operated or disposed of in the past, at neighbouring sites or at sites where the Group stored or disposed of waste.
Sites currently in operation:
      Arkema has many sites of which a certain number are probably polluted in view of their age and the range of activities that are carried out on them, or that were carried out on them in the past. As regards these sites, certain situations have been identified and Arkema has already carried out certain clean-up work, or otherwise developed action plans and recognized provisions in order to cover future clean-up work.
      In the light of (i) the uncertainties over the technical means to be implemented, (ii) potential issues that are unknown (iii) uncertainties over the actual time required for remediation compared with the estimated time (e.g. “pump and treat”), and (iv) potential changes in regulations, the possibility that the expenses that the Group will incur will be higher than the amounts covered by provisions cannot be excluded. These potential excess costs relate mainly to the sites in Calvert City (Kentucky, United States), Carling (Moselle, France), Günzburg (Germany), Jarrie (Isère, France), Loison (Pas de Calais, France), Pierre-Bénite (Rhone, France), Riverview (Michigan, United States), Saint-Auban (Alpes de Haute Provence, France) and Rotterdam (the Netherlands) and could adversely affect the Group’s business, results and financial condition.
Closed industrial sites (Former industrial sites):
      Total has directly or indirectly taken over the closed industrial sites (see paragraph A. “Basis of preparation of the combined financial statements” section III.1).

CO2 emissions allowances
      In the context of the Kyoto Protocol, the European Directive of October 13, 2003 established a scheme for green-house gases emission allowance trading within the European Union. In 2005, in accordance with the national plan for allocation of allowances prepared by each member State, Group companies were allocated

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
allowances for the first year of the period 2005-2007 for sixteen sites concerned (fifteen in France and one in Italy). This allowance, which will be renewed for 2006 and 2007, is close to the Group’s own estimate of emissions over this period. So during the period under consideration, it looks as though the Group will not have to purchase allowances in a significant amount.

b) Litigation, claims and proceedings in progress

Antitrust investigations
      Following investigations into certain commercial practices in the chemicals industry in the United States, Arkema is subject to investigations and to civil liability claims in the United States and Canada for violations of antitrust laws.
      In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anticompetitive practices involving certain products sold by Arkema or its subsidiaries. Under one of these investigations, in January 2005 the European Commission fined Arkema €13.5 million and jointly fined Arkema and Elf Aquitaine €45 million. Arkema and Elf Aquitaine have appealed to the Court of First Instance of the European Union. Still under these investigations, the Commission notified Arkema, Total S.A. and Elf Aquitaine of statements of objections concerning two product lines in January and August 2005, respectively. Arkema has cooperated with the authorities in these procedures and investigations.
      Given the discretionary powers granted to the European Commission for determining fines, it is not currently possible to determine with certainty the outcome of these investigations and lawsuits. In 2005, given the Commission’s stated intention to more severely punish anti-competitive practices and taking into account the Commission’s recent decisions in this area, the Group has reevaluated the amount of the related provisions recorded in its combined financial statements at the end of 2005.
      To cover the risks mentioned above, and taking account of the indemnity received from Total in respect of these risks, the provisions recorded in the Group’s combined financial statements amount to €212.4 million as of December 31, 2005, after release of provisions related to civil liability claims concluded in 2005 and the recognition of an additional allowance of € 30 million.

Occupational illness
      In the manufacture of its products, the Group uses and has used large quantities of toxic or hazardous chemicals. Despite the safety and monitoring procedures that have been instituted at Group level and for each production site, Group employees may have been exposed to such substances and may develop specific pathologies as a result of such exposure.
      In this respect, like most industrial companies, in the past, the Group has used a variety of insulating or heat-proofing materials containing asbestos in its production facilities. Consequently, certain employees, particularly those engaged in maintenance occupations, may have been exposed to such materials before they were gradually eliminated and replaced with substitute products.
      At its French sites, the Group anticipated the regulatory provisions applicable to asbestos (Decrees No. 96-97 and 96-98 of February 7, 1996 and Decree No. 96-1133 of December 24, 1996). The Group made an inventory of asbestos-containing building materials within its premises, notified employees of the results of these investigations and took the collective and individual protective measures required by the applicable laws. Furthermore, with respect to the use of materials containing asbestos fibre, the Group discontinued the use of such fibre, replacing it with substitute materials whenever this was technically possible. In other countries, particularly in the Unites States, the Group complied with applicable laws.
      However, claims for occupational illness related to past asbestos exposure have been filed against the Group, mostly for periods before 1980. Given the latency period of asbestos-related pathologies, a large number of claims for occupational illness is likely to be filed in the years ahead.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
      The Group has recognized provisions to cover the risks of employer liability claims related to notified cases of occupational illness.

Other litigation and claims and contingent liabilities

•	Arkema France

—	In 1995, the company Gasco brought a claim for damages against Elf Atochem (the former name of Arkema France) before the court in Ghent (Belgium) in respect of an alleged breach of contract and breach of an exclusivity agreement. At first instance, Gasco obtained a judgment against Atofina for payment of €248,000 by way of damages for breach of contract (payment of that sum has been made) but its claim for breach of the exclusivity agreement was dismissed. Appeal proceedings are pending before the Ghent Court of Appeal. Gasco is asking for the judgment to be reversed insofar as it dismissed the claim for breach of the exclusivity agreement. Under this head it has put forward a claim for € 24 million which the Group considers to be without foundation and which it is challenging both in principle and in its amount. Having regard to the weak basis of the allegations made against it and the defences available to the Group, the Group’s view as the matter currently stands, is that the amount of the provision made for this matter in the accounts is sufficient.

—	Arkema France supplies various products for the coating of items used in a number of European countries in the manufacture of sanitary treatment facilities. These products are subject to inspection on the part of approved laboratories which must certify their conformity with the applicable sanitary regulations. Arkema France has a dispute with a French laboratory as to the interpretation of the regulations applicable in France as regards regulatory clearance in France of a product even though it is approved in other European Union countries. The Group takes the view that this problem is essentially administrative in nature. However, the possibility that users might seek to attach liability to Arkema France as the supplier cannot be excluded. In the event that such claims were successful, the costs of replacement of the products and the damages that could be claimed could prove to be extremely high.

•	CECA

—	In 1999, the company Intradis commissioned the company Antéa to carry out a survey on a site situated in France which had been used for industrial purposes and in particular by CECA (manufacture of sulphuric acid) and the company Hydro Agri (a fertiliser factory which does not belong to the Group). The survey noted pollution of the soil and water on the site, as well as the existence of pyrites in the open air, and classified the site as in category 1 (a site requiring in-depth investigations and a detailed risk assessment). The company Intradis then made an application to have an expert urgently appointed to determine the nature and extent of the pollution affecting the site and to establish the liability of CECA and Hydro Agri, the owners and operators of the site before its acquisition by the company Intradis. In the absence of a quantified claim, no provision has been made for this dispute in the accounts of the Group.

—	The past environmental engineering activities of CECA have given rise to various claims by third parties. These claims have been transmitted to the Group’s insurers. At this stage, the Group has not considered it necessary to create provisions in excess of the insurance policy deductibles. The possibility cannot be excluded that this activity, which has now ceased, may give rise to further claims in the future.

•	Arkema Inc.

—	Norit Americas, Inc. (Norit) acquired an active carbon production unit from Arkema Inc., located in Pryor (Oklahoma, United States). Initially, Norit made a claim against Arkema Inc. for an indemnity, alleging breach by Arkema Inc. of the provisions of the Clean Air Act on that site. Norit

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

has in fact been served with a violation notice by the Oklahoma Department of Environmental Quality, relating to emissions of particles of sulphur dioxide and nitrogen oxide. While contesting that the offences have been committed, Norit has nevertheless called on Arkema Inc. for an injunctive relief against any fines which might arise in these proceedings. The parties have entered into a standstill agreement upon the expiry of which they will continue to proceed with their respective claims. Arkema Inc.’s claim is the payment of the balance of the price of the production unit yet to be paid by Norit, and Norit’s claims are for indemnities in respect of environmental matters. Provisions have been made in the Group’s accounts for this litigation, in amounts which the Group considers to be sufficient.

—	In the United States, the Group is currently involved in a substantial number of proceedings in various courts. These proceedings concern claims by third parties relating to (i) alleged exposure to asbestos on the Group’s sites, or (ii) exposure to products containing asbestos and sold by former subsidiaries of the Group in the United States. Provisions have been made for these proceedings in an amount which the Group considers sufficient.

However, due to the continuing uncertainties as to the outcome of these proceedings, the Group is not in a position having regard to the information available to it, to estimate the total amount of the claims that might finally be upheld against it by the various competent courts after the exhaustion of any avenues of appeal.

19	Off-balance sheet commitments

1.	Commitments given
      The commitments set out in this note do not include commitments in respect of derivatives, which are described in note 20.

1.1. Off-balance sheet commitments given in ordinary course of business
      The main commitments given are summarized in the table below:

	2004	2005

	(In millions
	of euros)
Guarantees granted(1)	56	33
Comfort letters	2	2
Share of partnership (EIG) liabilities	8	6
Contractual guarantees	7	9
Customs and excise guarantees	2	2
Total	75	52

(1)	These are mainly comprised of bank guarantees issued, notably in favor of local authorities and public bodies (state agencies, water agencies, and environmental agencies) in respect of environmental obligations or concerning classified sites.

1.2. Contractual commitments

•	Irrevocable purchase commitments
      In the normal course of business, Arkema signed multi-year purchase agreements for raw materials and energy (gas and electricity) for the operational requirements of its factories, in order to guarantee the security and continuity of supply at contractually determined prices. These contracts include, in certain cases, clauses which oblige Arkema to take delivery of the minimum volumes as set out in the contract or, otherwise, to pay financial compensation to the supplier. Depending on the case, these commitments are reflected in the purchase agreements in the form of notice periods, indemnification to be paid to the supplier in case of early

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
termination of the contract or “take or pay” clauses. Signature of such contracts over periods of between 1 to 15 years is a normal practice for companies in Arkema ’s business sector in order to cover their needs.
      The total amount of the Group’s purchase commitments of this nature is € 507 million at December 31, 2005 (see maturity schedule below).
Purchase commitments

	2004	2005

	(In millions
	of euros)
2004	NA	NA
2005	182	NA
2006	81	235
2007	71	113
2008	26	89
2009 until expiry of contracts	23	70
Total	383	507
      In the context of the spin-off project, Total and Arkema signed certain contracts related to the supply of raw materials and the provision of services on production sites. These new contracts were signed with Total in 2006 and are thus not presented in the table above but are, rather, presented in the note on subsequent events.

•	Lease commitments
      In the context of its business, Arkema has signed lease contracts, of which the majority are operating lease agreements. Lease agreements signed by Arkema are mainly in respect of property rental (head offices, land, Fos port concession) and transportation equipment (rail cars, containers, transport barges).
      The amounts presented in the table below correspond to the future minimum payments that will need to be made in accordance with these contracts (only the irrevocable portion of future lease payments has been valued). Lease contracts which were accounted for by capitalizing the underlying assets in accordance with Group accounting policies are described in note 8 “Property, plant & equipment”.

	2004		2005

		Non-		Non-
	Capitalized	Capitalized	Capitalized	Capitalized
	leases	leases	leases	leases

		(In millions of euros)
2004	NA	NA	NA	NA
2005	21	29	NA	NA
2006	2	25	2	27
2007	2	16	2	18
2008	2	13	2	15
2009 and beyond	16	52	21	55
Nominal value of future lease payments	43	135	28	116
Finance cost	13	NA	8	NA
Present value	31	NA	20	NA

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

1.3.	Other commitments given

•	Warranties in respect of unrecorded liabilities given
      Sales of businesses generally involve the provision of warranties in respect of unrecorded liabilities to the purchaser. In the past, Arkema has granted such warranties on the sale of businesses. In most cases these warranties are capped and granted for a limited period of time. They are also limited in terms of their coverage to certain types of litigation and claims. In the majority of cases, they cover risks of occurrence of environmentally related claim.
      The cumulative residual amount of capped warranties in respect of unrecorded liabilities granted in the past by Arkema amounted to €79 million at December 31, 2004 and to € 71 million at December 31, 2005. These amounts are stated net of provisions recognized in the balance sheet in respect of such warranties.

•	Guarantees granted to the European Commission
      Through the intermediary of a bank, Arkema has, in 2005, guaranteed the European Commission for the payment of the fines imposed on it in the context of antitrust investigations described in note 18. It granted a guarantee of €13.5 million on its own account and it also granted an additional guarantee of € 45 million jointly and severally with Elf Aquitaine.

20	Derivatives
      Arkema ’s businesses expose it to various risks, including changes in exchange rates and interest rates and changes in the prices of raw materials and energy.

Foreign currency risk
      The Group bears transaction risks related to foreign currencies. Exchange rates can fluctuate between the time when the price is agreed with the customer or supplier and the date at which the transaction is settled. Group policy is to consider that a risk exists, and should thus be taken into account in the foreign currency position to be hedged, as soon as the event generating the risk is certain. This leads the Group to hedge, in almost all cases, firm purchase and sale commitments. Conversely, the Group only rarely hedges forecast transaction flows.
      Foreign currency risk is identified at subsidiary level, each of which hedges its net foreign currency positions. Hedging is mainly carried out through cash foreign currency operations in the transaction currency. In certain subsidiaries, Arkema uses derivatives, mainly forward purchases and sales of foreign currency. Foreign currency risk is managed at Group level on an overall basis and involves hedging a net foreign currency position. As a result, the conditions required under IAS 39 for application of hedge accounting are not met. At December 31, 2005, the impact of foreign currency gains/losses arising on orders in progress at the balance sheet is not material, as a result of the short time-lag between the hedge inception date and the dates at which the transactions are realized. It is recognized in recurring operating income.
      The notional amount of forward purchases and sales of foreign currency at December 31, 2005 is presented in the table below. At December 31, 2005, the fair value of these derivatives is not material.

	Notional amount of contracts at			Notional amount of contracts at
	31.12.2004			31.12.2005

		< 5 years			< 5 years
		and			and
	< 1 year	> 1 Year	> 5 years	< 1 year	> 1 Year	> 5 years

	In millions of euros
Forward foreign currency purchases and sales	33.8	—	—	27	—	—

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Interest rate risk
      Group financing is provided in almost all cases by Total through medium term credit lines or current accounts subject to a variable rate of interest. Arkema has not taken out any interest rate derivatives.

Risk related to raw materials and energy
      The prices of certain raw materials used by Arkema are highly volatile and their fluctuations lead to significant variations in cost of production of the Group’s products; in addition, because of the importance of the Group’s requirements in terms of energy resources resulting from the electrically intensive nature of certain of its manufacturing processes, Arkema is also very sensitive to changes in the price of energy. In order to limit the impact of price volatility of the principal raw materials it uses, Arkema can decide to use derivatives matched with existing contracts or can negotiate fixed price contracts for limited periods.
      The notional amounts and the fair values of these derivatives are presented below.

	Notional amount of contracts at
	31.12.2005

		< 5 years		Fair value at	Fair value at
	< 1 year	and> 1 year	> 5 years	31.12.2005	31.12.2004

	(In millions of euros)
Swaps
Aluminum (in tonnes)	1 175	1 050	—	0.1	—
Tin (in tonnes)	—	—	—	—	(1.4)
Gas (en MMBTU)	660 000	—	—	—	(0.1)
      When the conditions required under IAS 39 for application of hedge accounting are met, the raw materials derivatives used by the Group are designated as cash flow hedges. At December 31, 2005, no hedging reserve has been recognized in shareholders equity in this respect as the amounts at issue are not material. Furthermore, recognition in the balance sheet, at fair value, of derivatives that did not meet the criteria for hedge accounting did not have a material impact on the 2005 financial statements.

21	Personnel expenses
      Personnel expenses in the 2005 financial year amounted to 1 029 million (€1 050 million in 2004). They are comprised of €741 million in respect of wages and salaries (€756 million in 2004) and €288 million of social charges (€ 294 million in 2004).

22	Related parties
      Transactions between related parties within the Group have been eliminated in the combination process. In addition, in the normal course of business, the Group has business relationships with certain non-combined companies or with companies which are combined under the equity method. These transactions manly

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
concern purchases of raw materials and interest charges on current accounts. The amounts are presented in the table below. The corresponding transactions were carried out at normal market prices.

	Equity accounted		Non-combined
	affiliates		investments

	31.12.2004	31.12.2005	31.12.2004	31.12.2005

	(In millions of euros)
Transactions
Sales of goods	20	21	97	58
Other income	1	11	3	2
Purchases of goods and services	(79)	(37)	(12)	(26)
Other expenses (including cost of debt)	—	—	(7)	(5)
Balance sheet amounts resulting from transactions
Assets
Accounts receivable	6	6	26	15
Financial receivables and other current assets	30	23	3	7

Liabilities
Accounts payable	(6)	(2)	(4)	(8)
Debt and other creditors	(4)	(2)	(3)	(2)
      In addition, Arkema has business relations with Total companies. These transactions mainly concern purchases of raw materials and sales of manufactured products. The amounts of these transactions are presented in the table below:

	31.12.2004	31.12.2005

	(In millions of euros)
Transactions
Sales	170	149
Purchases	(550)	(690)
Balance sheet amounts resulting from transactions
Accounts receivable	95	61
Accounts payable	(161)	(159)
      The receivable recognized on Total in respect of the closed American industrial sites amounts to €40.5 million at December 31, 2004 and € 56.9 million at December 31, 2005 (See A “Basis of preparation of the financial statements”, section III.1.).

23	Subsequent events

Contracts signed in 2006
      Arkema and Total have concluded:

•	A certain number of long-term contracts for the supply of raw materials (hydrogen sulphate, ethylene, propylene, butanol, orthoxylene), with in order to continue to provide the Group with security of supplies,

•	Several contracts for the provision of services,

•	Sale contracts.
      These contracts are essential for the Group’s activities and they enable the operation of its principal production sites in France to be ensured.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Commitments and indemnities received from Total in 2006
      In connection with the Spin-Off of Arkema’s Businesses, Total S.A. and certain Total companies have extended certain indemnities, or have assumed certain obligations, for the benefit of Arkema , relating to (i) certain antitrust litigation, (ii) certain actual or potential environmental liabilities of the Group arising from certain sites in France, Belgium and the United States, the operations on which in the majority of cases have ceased, (iii) certain tax matters, and (iv) the Spin-Off of Arkema’s Businesses. These indemnities and obligations are described below.
•     The Indemnities extended by Total in respect of certain antitrust litigation
      In order to cover potential risks in connection with antitrust litigation relating to anti-competitive agreements in Europe and the United States arising from facts prior to the Completion Date (or prior to March 7, 2006, as the case may be), Total S.A. has extended to Arkema S.A. and Elf Aquitaine, Inc. has extended to Arkema Finance France, a subsidiary of Total S.A., the share capital of which is to be transferred to Arkema S.A. in the Spin-Off of Arkema’s Businesses, the indemnities, the principal terms of which can be described as follows.

Context of the Indemnities
      The indemnities described below have been extended by Total S.A. and Elf Aquitaine Inc. in connection with, and in order to facilitate the completion of, the Spin-Off of Arkema’s Businesses, and should not be interpreted as constituting an acknowledgement of liability of any kind whatsoever on the part of Total S.A. or any of its direct or indirect subsidiaries.

Subject-matter of the Indemnities
      By an agreement dated March 15, 2006 (the European Arkema Indemnity), Total S.A. agreed to indemnify Arkema S.A. for 90% of (i) any payment due by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to a money judgment imposed by EU antitrust authorities, or by national antitrust authorities of a Member State of the European Union, for violations of antitrust laws relating to anticompetitive agreements, (ii) any damages payable by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to civil proceedings arising from the same facts which form the basis of a judgment referred to in (i), and (iii) certain expenses incurred in connection with such proceedings by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries).
      By an agreement dated March 15, 2006 (the U.S. Arkema Indemnity), Total S.A. also agreed to indemnify Arkema S.A. for 90% of (i) any payment due by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to a money judgment imposed by U.S. courts or antitrust authorities for violations of U.S. federal or state antitrust laws relating to anticompetitive agreements, or in respect of a settlement entered into in the context of such proceedings, (ii) any damages payable by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to civil proceedings arising from the same facts which form the basis of a judgment referred to in (i), and (iii) certain expenses incurred in connection with such proceedings by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries).
      In connection with the sale of Arkema Delaware, Inc. shares by Elf Aquitaine, Inc. to Arkema Finance France, Elf Aquitaine, Inc. agreed, in the agreement dated March 7, 2006 (the Arkema Delaware Indemnity), to indemnify Arkema Finance France for 90% of (i) any payment due by Arkema Finance France or any of its subsidiaries pursuant to a money judgment imposed by U.S. courts or antitrust authorities for violations occurring prior to March 7, 2006 of U.S. federal or state antitrust laws relating to anticompetitive agreements, or in respect of the settlement entered into in the context of such proceedings, (ii) any damages payable by Arkema Finance France or any of its subsidiaries pursuant to civil proceedings arising from the same facts

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
which form the basis of a judgment referred to in (i), and (iii) certain expenses incurred by Arkema Finance France or any of its subsidiaries in connection with such proceedings.
      The amount covered by the Arkema Delaware Indemnity is subject to a cap of $893 million.
      Finally, Total S.A. extended to Arkema S.A. a supplemental indemnity dated March 15, 2006 (the Supplemental Arkema Delaware Indemnity) covering 90% of sums payable by Arkema Finance France or any of its subsidiaries in respect of litigation relating to anticompetitive agreements in the United States in excess of the maximum amount covered by the Arkema Delaware Indemnity.
      The Arkema European Indemnity, the Arkema U.S. Indemnity, the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity are hereinafter referred to together as the Indemnities and individually as an Indemnity.

Liabilities not covered by the Indemnities
      The following liabilities are not covered by the Indemnities:

•	liabilities arising from facts occurring after the Completion Date in the case of the Arkema European Indemnity and the Arkema U.S. Indemnity, or after March 7, 2006 in the case of the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity (including, in case of liabilities arising from facts occurring both before and after the relevant date, the portion of the liability relating to the period after the Completion Date or after March 7, 2006, as the case may be);

•	liabilities arising from violations of antitrust laws other than those prohibiting anticompetitive agreements; and

•	liabilities imposed by authorities outside the European Union (in the case of the Arkema European Indemnity) or the United States (in the case of the other Indemnities).

Participation of Total in the management of litigation covered by the Indemnities
      The Indemnities provide for the participation by Total S.A. or Elf Aquitaine, Inc., as the case may be, in the management of litigation covered by the Indemnities, which involves a certain number of obligations on the part of Arkema S.A. and Arkema Finance France, in particular the obligation to notify Total S.A. or Elf Aquitaine, Inc., as the case may be, of certain events occurring in the context of proceedings covered by the Indemnities and act in accordance with the advice and instructions of Total S.A. or Elf Aquitaine, Inc, as the case may be, relating to such proceedings. Total S.A. and Elf Aquitaine, Inc., as the case may be, also have the right to assume sole control of the defence of the Group entity in question. Failure by Arkema S.A. or Arkema Finance France to comply with these obligations can result, in certain circumstances, in the automatic termination of the Indemnity, as described below.

Amount of the indemnification
      The obligations under the Arkema European Indemnity are triggered when the cumulative amount of the liabilities covered by this indemnity exceeds the sum of €176.5 million for which provision has been made in the Group’s accounts. Until this deductible is reached, Arkema S.A. may not claim indemnification from Total S.A. under the Arkema European Indemnity.
      The Arkema U.S. Indemnity, the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity do not have a deductible.
      However, if the deductible under the Arkema European Indemnity is not reached within 10 years of the Completion Date, Arkema S.A. will reimburse Total S.A. the amounts paid by Total S.A. and Elf Aquitaine, Inc. under the Arkema U.S. Indemnity, the Arkema Delaware Indemnity and the Supplemental

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
Arkema Delaware Indemnity up to an amount equal to the difference between the deductible and the cumulative amount of liabilities (as defined in the Arkema European Indemnity).
      Indemnification obligations under the Indemnities are triggered only with respect to liabilities that are due and payable.

The cross-indemnities of Arkema S.A. and Arkema Inc.
      Arkema S.A. and Arkema Inc. have agreed to indemnify Total S.A. in respect of any liability covered by the Indemnities but which is borne, not by a Group entity but by Total S.A. or one of its subsidiaries due to facts attributable to a Group company, whether the liability of Total S.A. or of its subsidiaries is determined to be direct or derivative, exclusive or joint and several, relative to the liability of the Group entity to which the facts are attributable.
      However, this cross-indemnity by Arkema S.A. and Arkema Inc. will be reduced by the indemnity which would have been paid by Total S.A. or Elf Aquitaine, Inc., as the case may be, under the relevant Indemnity if the liability had been borne by a Group company. Consequently, if the cross-indemnity of Arkema S.A. and Arkema Inc. is triggered, Arkema S.A. or Arkema Inc., as the case may be, would only be obligated to indemnify Total S.A. for 10% of the liabilities borne by Total S.A. or one of its subsidiaries (in the case of the Arkema European Indemnity, this 10% relates to the amount, if any, that exceed the deductible).

Term of the Indemnities
      The Arkema European Indemnity and the Arkema U.S. Indemnity are valid for a term of 10 years from the Completion Date. The Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity are valid for a term of 10 years from March 7, 2006.
      The Arkema S.A. cross-Indemnity is valid for a term of 10 years from the Completion Date.
      The Arkema Inc. cross-Indemnity is valid for a term of 10 years from 7 March 2006.

Termination of the Indemnities
      Indemnities shall terminate in the event that a natural person or legal entity, acting alone or in concert with others, acquires, directly or indirectly, more than one third of the voting rights of Arkema S.A. (voting rights are subject to a ceiling of 10% - and 20% in the case of double voting rights — unless a purchaser acquires at least two thirds of the total number of Arkema S.A. shares in a public transaction targeting all Arkema S.A. shares) or if the Group transfers, directly or indirectly, in one or several times, to the same third party or to several third parties acting in concert, assets representing more than 50% of the Group’s “enterprise value” (as defined in the Indemnities) at the time of the relevant transfer.
      The Arkema European Indemnity and the Arkema U.S. Indemnity will terminate if Arkema S.A. loses control of Arkema France.
      The Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity will terminate if Arkema S.A. loses control of Arkema Finance France, or if Arkema Finance France loses control of Arkema Delaware Inc.
      Finally, the Indemnities will terminate in the event of a material breach by the Group of its obligations under the relevant Indemnity if such breach has remained uncured for 30 days after notice by the indemnifying party demanding its cure.
      Upon the occurrence of a termination event, the only liabilities of Group companies that will remain covered by the Indemnities are those, if any, which (i) fell due prior to the termination event and (ii) were notified to Total S.A. or to Elf Aquitaine, Inc., as the case may be, prior to the termination event.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

•	Obligations and indemnities given in respect of Former Industrial Sites in France, Belgium and the United States
      In order to cover certain risks relating to certain industrial sites situated in France, Belgium and the United States in respect of which the Group is or could be held liable, and where, for the most part, operations have ceased (the Former Industrial Sites), Total S.A. companies have entered with Arkema S.A. or its subsidiaries into indemnity and service agreements the principal terms of which can be described as follows:

•	Agreement relating to Former Industrial Sites located in France

Arkema France has entered into various agreements with Total companies and in particular Retia. Pursuant to these agreements, the Total companies concerned, in consideration of a flat fee already paid by Arkema France, assume all the investigation, restoration and monitoring obligations that could be imposed on Arkema France by the competent administrative authorities in respect of industrial sites located in France the operation of which, for the most part, has ceased. To this end, the agreements provide, in particular, (i) in the majority of cases, for the transfer of ownership of the sites concerned by Arkema France to the Total companies concerned, (ii) for the Total companies concerned to be substituted for Arkema France in the capacity of last operator of those sites whenever that is possible, (iii) for the performance by the Total companies concerned of the restoration obligations of the sites in question in accordance with the applicable rules and (iv) for the indemnity by the Total companies in respect of the financial consequences of claims which could be brought against Arkema France by reason of the impact of those sites on the environment.

In most cases, Arkema France retains responsibility for the consequences concerning employees and former employees of Arkema France as well as third parties, in terms of public health or occupational pathologies, of the industrial activities formerly carried out by Arkema France and its predecessors on the sites which are the subject of the aforementioned agreements.

•	Agreement relating to the Former Industrial Site at Rieme in Belgium On December 30, 2005, Arkema France sold all of the shares that it held in the share capital of the Belgian company Resilium Belgium to the company Septentrion Participations, a subsidiary of Total S.A.

The company Resilium Belgium is the owner of a Former Industrial Site located at Rieme in Belgium.

Having regard to the future costs that might arise from the restoration of the Former Industrial at Rieme, Arkema France has paid the company Septentrion Participations financial compensation. In exchange, Septentrion Participations has undertaken to assume all restoration obligations in respect of the site at Rieme and to indemnify Arkema France against all claims, actions and complaints relating to Resilium Belgium, its assets and its liabilities.

•	Agreement relating to certain Former Industrial Sites located in the United States

In March 2006, Arkema Finance France consummated the acquisition from Elf Aquitaine Inc. and Arkema France of Arkema Delaware Inc., a holding company of most of the Group’s operations in the United States. The negotiated terms of the stock purchase agreement among Elf Aquitaine Inc., Legacy Sites Services LLC and Arkema Finance France dated 7 March 2006 (the Arkema Delaware Main SPA) required Elf Aquitaine Inc. to use $270 million to capitalise a new subsidiary, Legacy Sites Services LLC that will perform remediation services and indemnify the Group against the cost of environmental contamination liabilities incurred by the Group entities covered by this indemnity, and related personal injury and property damage claims associated with contamination at 35 of the Group’s closed and formerly operated facilities and 24 third party sites where the Group’s liability arises solely our of wastes shipments from the sites other than currently operated sites. In exchange for this indemnification, Arkema Finance France agreed to grant to Legacy Sites Services

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

LLC control over remediation activities and the defence of claims relating to contamination liabilities at these facilities and sites, subject to certain exceptions and exclusions.

The sites currently operated by the Group are excluded from this indemnity, as are sites that received waste associated with current operations of the Group and certain sites where no significant restoration work is currently underway or anticipated and other sites where the Group could be held liable for environmental pollution. These other sites include, for example, sites where remediation has been conducted in the past or where future remediation costs or liability are believed to be insignificant or non-existent based upon information available at the time when the indemnity was entered into. Arkema Finance France has waived any claims against Legacy Sites Services LLC, Total S.A. or their respective subsidiaries in respect of the sites not covered by the indemnity. The Legacy Sites Services LLC indemnity covers the costs of restoration and clean-up of the soil and groundwater, the costs of related defence and settlement costs and personal injury, property and natural resource damages. The indemnity does not cover liabilities unrelated to site remediation, in particular liabilities in respect of products manufactured on the said sites, liability arising from certain dangerous and potentially dangerous substances, particularly asbestos exposure and criminal liability.

The indemnity described above is capped at $270 million. At the same time as the stock purchase agreement and the indemnity described above, Legacy Site Services LLC and Arkema Inc. entered into a supplemental contamination indemnity agreement pursuant to which Legacy Site Services LLC will indemnify the liabilities of the Group in excess of $270 million, on the same terms, for the same sites and subject to the same exceptions as the indemnity described in the preceding paragraph.
•     Tax indemnity granted by Total S.A.
      In order to cover potential tax risks related to the business activities transferred by the Group to Total or from the reorganization in connection with the Spin-Off of Arkema’s Businesses, Total S.A. has granted an indemnity to Arkema S.A., the main terms of which can be described as follows.

Purpose of the tax indemnity
      Under the terms of an agreement dated March 15, 2006 (the Tax Indemnity), Total S.A. has undertaken to indemnify Arkema S.A. for (i) any tax, customs or parafiscal liabilities not covered by reserves, for which the Group would remain liable, when such liabilities arise from (a) activities in the petrochemicals and specialties sectors that were transferred by the Group to Total and the triggering event of which occurred prior to the date of such transfer; or (b) the reorganisation undertaken for the purpose of spinning off Arkema’s Businesses from Total’s Chemicals sector, including, in particular, the Elf Spin-Off, the Total Spin-Off, the Merger and certain prior securities reclassification transactions; (ii) interest, fines, penalties, additional charges or other costs related thereto; and (iii) provided that Total S.A. has given its prior consent, the expenses incurred by Arkema S.A. or the relevant Group company in connection with such liabilities.
      The Tax Indemnity, however, does not cover tax reassessments in connection with Arkema’s Businesses (with the exception of reassessments that may affect Arkema UK, as indicated below).

Involvement of Total S.A. in the management of litigation covered by the Tax Indemnity
      The Tax Indemnity provides for a procedure pursuant to which Arkema S.A. must involve Total S.A. in the management of the tax audits or litigation relating to the tax liabilities covered by the Tax Indemnity. In particular, this procedure entails the obligation to notify Total S.A. of any event that is likely to give rise to a liability covered by the Tax Indemnity and to comply with the advice and instructions of Total S.A. in defending the interests of the relevant Group company. In the event of unresolved disagreements on the

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
strategy, means, method or type of such defense, the final decision will be taken by Total S.A. Arkema S.A.’s failure to comply with its obligations may result in automatic termination of the Tax Indemnity.

Amount of the indemnity
      The Tax Indemnity includes no deductible, trigger threshold or cap.
      In the event that a liability cannot be clearly connected to the petrochemicals and specialties sector transferred by the Group to Total in relation to Arkema’s Businesses, Arkema S.A. and Total S.A. will each bear 50% of the said liability.

Special provisions applying to Group companies that were included in the TOTAL S.A. French tax group (groupe d’intégration fiscale de TOTAL S.A.)
      The tax sharing agreements (conventions d’intégration fiscale) between Total S.A. and the Group companies that were included in the Total S.A. French tax group provide that these companies will be required to pay to Total S.A. any additional taxes and penalties that may be due by Total S.A., as the head company of the tax group, where they relate to the taxable income of such companies during the time they were included in the tax group.
      However, these companies will be exempt from such payments to Total S.A. with respect to tax liabilities relating to their taxable income for fiscal years during which they were included in the Total S.A. tax group, if such liabilities are covered by the Tax Indemnity. In consideration for this, these companies waive the indemnity to which they would have been entitled pursuant to the Tax Indemnity.
      Furthermore, in the event of a tax reassessment of a Group company relating to Arkema’s Businesses (which are not covered by the Tax Indemnity) for a fiscal year during which such company was included in the Total S.A. tax group, such company shall be liable to pay Total S.A. a contribution calculated on the basis of the net amount of the reassessment after the following allowances:

—	if, following this reassessment, the Group Company has realized a profit in respect of the fiscal year to which the reassessment applies, a deductible of three million euros per company and per fiscal year;

—	if, following this reassessment, the Group Company has relished a loss in respect of the fiscal year to which the reassessment applies, an allowance equal to the amount of the losses generated by such company with respect to Arkema’s Businesses, as determined by Arkema S.A. and Total S.A.

Special provisions applying to certain foreign companies of the Group
      No recourse shall be taken against Arkema Deutschland in respect of any tax reassessments applying to the years during which it was included in the German tax groups formed by Total Mineralöl und Chemie and Total Deutschland.
      Tax liabilities arising from the reorganization undertaken for purposes of separating Arkema’s Businesses from Total’s Chemicals sector in the Netherlands, which may have been incurred by Atotech B.V. and Atotech Nederland B.V. as a result of the Dutch tax group of which Arkema North Europe B.V. is the parent company are excluded from the Tax Indemnity. Any other tax liabilities arising from reassessments that may be applied to Atotech B.V. and Atotech Nederland B.V. as a result of the Dutch tax group will be assumed by these companies, which remain under Total S.A.’s control.
      Arkema UK will benefit from a UK corporation tax indemnity covering any tax reassessments against it relating to Arkema’s Businesses. This indemnity will be limited to the amount of losses generated by the Arkema Businesses that have been transferred by Arkema UK as result of the group relief instituted by Total Holdings UK for corporation tax purposes in the United Kingdom.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Payment of the indemnity
      The liabilities covered by the Tax Indemnity will give rise to an indemnification payment only if they are definitely determined by an enforceable decision that is not subject to appeal.

Duration of the Tax Indemnity
      The Tax Indemnity shall expire at the end of two months following the statute of limitations effectively applicable to the tax liabilities covered by the Tax Indemnity.

Beneficiary of the Tax Indemnity
      The Tax Indemnity is only for the benefit of Arkema S.A. or, as the case may be, Arkema France, if Arkema S.A. is merged into Arkema France.
•     Other indemnities given in the context of the Spin-Off of Arkema’s Businesses
      As part of the Total Spin-Off Agreement, Total S.A. and Arkema S.A. made certain representations and warranties, some of them in connection with the separation of Arkema from Total.
      The agreement states that Total S.A. grants no indemnities, other than the indemnities and agreements entered into by the Total entities that are described in this paragraph 3.12.3, particularly with respect to the assets and the business activities of all Arkema entities, or the liabilities or obligations associated with such entities or activities, which Arkema S.A. declares that it is aware of and for which Arkema S.A. shall be responsible, including in the case of the appearance of any item that is not known as of the date of the Total Spin-Off Agreement, or of an increase in the amount of the aforesaid liabilities or obligations. Arkema S.A. releases Total S.A. from any such claim, except in the case of New Claims as defined below.

Representations and warranties relating to the prospectus
      Total S.A. and Arkema S.A. have made mutual representations and warranties with respect to the accuracy and completeness of the respective information contained in this prospectus for which each company is responsible.

Representations and warranties relating to information exchanged in preparing the Spin-off of Arkema’s Businesses
      Total S.A. and Arkema S.A. have made mutual representations and warranties with respect to the accuracy and completeness of the information exchanged by the two companies in preparing the Spin-Off of Arkema’s Businesses.

Representations and warranties relating to potential claims
      After conducting all necessary and customary due diligence, Arkema S.A. has declared, recognised and warranted that, to its knowledge and to the knowledge of the Arkema entities, as of the date of the Total Spin-Off Agreement, there were no grounds for claims, actions or complaints by any Arkema entity or by any one of its de facto or de jure directors, corporate officers or executives against any Total entity or any one of its de facto or de jure employees, directors, corporate officers or executives (a Total Entity). The claims, actions or complaints mentioned above are hereinafter referred to as the Arkema Claim(s).
      Consequently, Arkema S.A. has undertook to indemnify Total S.A. and hold it harmless for the consequences of any Arkema Claim against any Total Entity.
      Arkema S.A. has waived all Arkema Claims other than New Claims, as defined below.

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
      Arkema S.A.’s indemnity and the waiver mentioned in the two preceding paragraphs do not apply to any potential Arkema Claim that would be based on (i) events attributable to a Total Entity or (ii) grounds of which no Arkema entity has any knowledge as of the date of the Total Spin-Off agreement, after completing the necessary and customary due diligences, but only if and insofar as such events or grounds do not relate solely to the fact that the Arkema companies belonged to Total prior to the Completion Date, or relate solely to the exercise of corporate offices or management functions by Total Entities within Arkema (the New Claim(s)).
      At the same time, Total S.A. has declared, recognised and warranted that to its knowledge and to the knowledge of the Total entities, as of the date of the Total Spin-Off agreement, there were no grounds for claims, actions or complaints by any Total entity or by any one of its de facto or de jure directors, corporate officers or executives against any Arkema entity or any one of its de facto or de jure employees, directors, corporate officers or executives (the Arkema Entity(ies)), arising from the ownership or operation by Arkema entities of the companies or businesses acquired by Total before the Completion Date (the Total Claim(s)).
      Total S.A. has declared, recognised and warranted that it had no Total Claim(s) arising from the exercise of corporate offices or functions by Arkema Entities within Total , and has waived all Total Claims on its part.
      Consequently, Total S.A. has agreed to indemnify and hold harmless Arkema S.A. for the consequences of any Total Claim against any Arkema Entity.

Duration of the indemnities
      No indemnity given in the Total Spin-Off agreement will survive after 10 years from the Completion Date.
      In addition, the Arkema Delaware Main SPA provides that Arkema Finance France, which will become a subsidiary of Arkema S.A. on the Completion Date, will indemnify Elf Aquitaine, Inc., a subsidiary of Total S.A., for any taxes that may result from a breach of representations or covenants under the Arkema Delaware Main SPA or the Tax Sharing Agreement dated January 1, 2001, among Total Holdings USA, Inc. and certain of its subsidiaries, by Arkema Finance France, Arkema Delaware Inc., or certain of the subsidiaries of Arkema Delaware Inc. Elf Aquitaine, Inc. will likewise indemnify Arkema Finance France for any taxes resulting from such breaches by Elf Aquitaine, Inc. Moreover, the Arkema Delaware Main SPA provides that Elf Aquitaine Inc. and its US subsidiaries, on the one hand, and Arkema Delaware Inc. with certain of its US subsidiaries, on the other hand, will each be responsible for their share of US federal and state income taxes before March 7, 2006, as computed under the Tax Sharing Agreement, because for this period Elf Aquitaine, Inc. files a consolidated US federal income tax return that includes Arkema Delaware Inc. and certain of its subsidiaries and pays the taxes due in respect of the consolidated US federal income tax return. Arkema Delaware Inc. and certain of its subsidiaries will be required to pay such amounts to Elf Aquitaine, Inc. For periods after March 7, 2006, Arkema Delaware, Inc. and its US subsidiaries will be responsible to file a US federal income tax return and all State income tax returns separately from Elf Acquitaine, Inc. and separately to make all tax payments in respect of these returns.
      With the exception of the obligations or indemnities described in this section, Total has not given to Arkema other material commitment or indemnity of the kind referred to in the first paragraph of this section “commitments and indemnities received from Total in 2006”.
Subsequent events other than commitments received
      The project to discontinue the urea formaldehyde resins activity at Villers-Saint-Paul and the subsequent closure of the site, which was announced on March 7, 2006, concerns 93 employees. Costs of dismantlement and clean-up of the site will be directly borne by a subsidiary of Total . Arkema France, for its part, will be responsible for the cost of cleaning and securing the facilities that it operated.

SCOPE OF COMBINATION OF THE FINANCIAL STATEMENTS AT DECEMBER 31, 2005

Company	Country	Rate	Method

Akishima Chemical Industries Co. ltd	Japan	100.00	FC
Alphacan BV	Netherlands	100.00	FC
Alphacan Espana SA	Spain	100.00	FC
Alphacan Omniplast GmbH	Germany	100.00	FC
Alphacan SA	France	100.00	FC
Alphacan Soveplast	France	100.00	FC
Alphacan SPA	Italy	100.00	FC
Altuglas International Services SAS	France	100.00	FC
Altuglas International SPA	Italy	100.00	FC
Altuglas International BV	Netherlands	100.00	FC
Altuglas International Mexico Inc	USA	100.00	FC
Altuglas International S.A.	France	100.00	FC
Altuglas International UK Ltd.	United kingdom	100.00	FC
Altumax Deutschland GmbH.	Germany	100.00	FC
Altumax Europe SAS	France	100.00	FC
American Acryl LP	USA	49.50	EM
American Acryl NA LLC	USA	50.00	EM
Anning Decco Fine Chemical Co. Ltd.	China	55.00	FC
Arkema	South Korea	100.00	FC
Arkema (DAJA 34)	France	100.00	FC
Arkema Beijing Chemicals Co. Ltd	China	100.00	FC
Arkema BV	Netherlands	100.00	FC
Arkema Canada Inc	Canada	100.00	FC
Arkema Catalyst India Ltd	India	100.00	FC
Arkema Changshu Fluorochemical Co. Ltd	China	100.00	FC
Arkema China Investment Co. Ltd	China	100.00	FC
Arkema Delaware Inc.	USA	100.00	FC
Arkema Europe Holdings BV	Netherlands	100.00	FC
Arkema Finance France (DAJA 43)	France	100.00	FC
Arkema Finance Nederland BV	Netherlands	100.00	FC
Arkema France	France	100.00	FC
Arkema Gmbh	Germany	100.00	FC
Arkema Guangzhou Chemicals Co. Ltd	China	100.00	FC
Arkema Holding Ltd	United Kingdom	100.00	FC
Arkema Holland Holding BV	Netherlands	100.00	FC
Arkema Inc.	USA	100.00	FC
Arkema Iniciadores SA de CV	Mexico	100.00	FC
Arkema KK	Japan	100.00	FC
Arkema Ltd (UK)	United Kingdom	100.00	FC
Arkema Ltd (Vietnam)	Vietnam	100.00	FC
Arkema North Europe BV	Netherlands	100.00	FC
Arkema Peroxides India Private Limited	India	100.00	FC
Arkema Pte Ltd	Singapore	100.00	FC
Arkema Quimica ltda	Brazil	100.00	FC
Arkema Quimica SA	Spain	100.00	FC
Arkema Hydrogen Peroxide Co. Ltd, Shanghaï	China	66.67	FC
Arkema Rotterdam BV	Netherlands	100.00	FC
Arkema sp Z.o.o	Poland	100.00	FC
Arkema SRL	Italy	100.00	FC
Arkema Vlissingen BV	Netherlands	100.00	FC
Arkema Wyoming Holdings, Inc.	USA	100.00	FC
Arkema Yoshitomi Ltd	Japan	49.00	EM
Ceca Italiana SRL	Italy	100.00	FC
Ceca SA	France	100.00	FC
Cerexagri	France	100.00	FC
Cerexagri B.V.	Netherlands	100.00	FC
Cerexagri Delaware Inc.	USA	100.00	FC
Cerexagri Iberica SA Unipersonal	Spain	100.00	FC
Cerexagri Inc.	USA	100.00	FC
Cerexagri Italia SRL	Italy	100.00	FC
Cerexagri Ziraat VE Kimya Sanayi Ve Ticaret Ltd Sirketi	Turkey	100.00	FC
Delaware Chemicals Corporation	USA	100.00	FC
Desarollo Quimica Industrial SA	Spain	100.00	FC
Dorlyl snc	France	100.00	FC
Febex SA	Switzerland	96.77	FC
Luperox Iniciadores SA de CV	Mexico	100.00	FC
Maquiladora General de Matamoros sa de cv	Mexico	100.00	FC
Michelet Finance, Inc.	USA	100.00	FC
MLPC International	France	100.00	FC
Oxochimie	France	50.00	EM
Ozark Mahoning Company	USA	100.00	FC
Plasgom	Spain	100.00	FC
Plasticos Altumax SA	Spain	100.00	FC
Qatar Vinyl Company Limited	Qatar	12.90	EM
Résil Belgium	Belgium	100.00	FC
Resilia SRL	Italy	100.00	FC
Resinoplast	France	100.00	FC
Safepack Products Ltd	Israel	100.00	FC
SEKI Arkema	South Korea	51.00	FC
Shanghaï Arkema Gaoyuan Chemicals Co, Ltd	China	88.89	FC
Société de Développement Arkema (DAJA 38)	France	100.00	FC
Stannica LLC	USA	40.00	EM
Sunclear	France	100.00	FC
Turkish Products, Inc.	USA	100.00	FC
Viking chemical company	USA	100.00	FC
Vinilis	Spain	35.00	EM
Vinylberre	France	65.05	FC
Vinylfos	France	79.00	FC
Wyoming Holdings Delaware, Inc.	USA	100.00	FC

APPENDIX C.2 —
KPMG AUDIT REPORT FOR FINANCIAL YEAR 2005
      This is a free translation into English of the auditors’ report on the combined financial statements issued in the French language and provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with French law and professional standards applicable in France.
To the Chairman and Chief Executive Officer,
      As independent auditor of Arkema and in accordance with European Commission’s Regulation on Prospectuses n° 809/2004, we have performed an audit of the combined financial statements as of and for the year ended December 31, 2004, presented in accordance:

•	Firstly with IFRSs as adopted by the EU as of December 31, 2005, and the combination principles set forth in section VI of the CRC 99-02 Regulation, in the absence of specific IFRS standards related to combined financial statements and in application of the general guideline of IAS 8,

•	Secondly on the basis of the practices described in paragraph A “Basis of preparation of the financial statements” of the notes to the combined financial statements.
      These financial statements are the responsibility of the Chairman of Arkema . Our responsibility is to express an opinion on these combined financial statements based on our audit.
      We have performed our audit in accordance with French auditing standards; these standards require that we plan and perform our audit work to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing of the accounting principles used and the significant estimates made, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion set forth below.
      In our opinion, the combined financial statements for the year ended December 31, 2005 prepared in accordance:

•	Firstly with IFRSs as adopted by the EU as of December 31, 2005, and the combination principles set forth in section VI of the CRC 99-02 Regulation, in the absence of specific IFRS standards related to combined financial statements and in application of the general guideline of IAS 8,

•	Secondly on the basis of the practices described in paragraph A “Basis of preparation of the financial statements” of the notes to the combined financial statements.
present fairly of the assets, liabilities, financial position and the results of the operations of the group of entities included in the combination perimeter as described in the paragraph A.II to the notes of the combined financial statements,:
      This report is being issued solely in connection with the spin-off and the listing of Arkema shares on the Eurolist by Euronexttm market.

Paris, La Défense, 3 April 2006.

KPMG Audit
Department of KPMG S.A.

René Amirkhanian	Jacques-François Lethu
Partner	Partner

APPENDIX D —
PRO FORMA FINANCIAL STATEMENTS FOR FINANCIAL YEARS 2003, 2004 AND 2005 AND
REPORTS FROM THE STATUTORY AUDITORS AND CONTRACTUAL AUDITOR

D.1	Pro forma financial statements for financial years 2003, 2004 and 2005

D.2	Report from KPMG Audit, Statutory Auditor, on the pro forma financial statements for financial years 2003, 2004 and 2005

D.3	Report from Ernst & Young Audit, contractual auditor, on the pro forma financial information for financial year 2005

APPENDIX D.1 —
PRO FORMA FINANCIAL STATEMENTS 2003-2004-2005

PRO FORMA INCOME STATEMENTS

	Notes	2003	2004	2005

		(In millions of euros)
Sales	(1&2)	5 047	5 318	5 710
Operating expenses		(4 419)	(4 670)	(4 932)
Research and development expenses	(3)	(191)	(183)	(188)
Selling and administrative expenses		(485)	(454)	(462)

Recurring operating income	(1)	(48)	11	128

Other expenses	(4)	(284)	(614)	(524)
Other income	(4)	9	9	10

Operating income	(1)	(323)	(594)	(386)

Equity in income of affiliates	(9)	2	7	7
Cost of debt	(5)	(5)	(3)	(8)
Income taxes	(6)	(52)	(36)	(41)

Net income		(378)	(626)	(428)

Of which minority interests		2	(8)	(1)

Net income — Group share		(380)	(618)	(427)

Earnings per share (amount in euros)		(6.27)	(10.20)	(7.05)
Diluted earnings per share (amount in euros)		(6.27)	(10.20)	(7.05)

Depreciation and amortization		(297)	(290)	(227)
Recurring EBITDA		249	301	355

PRO FORMA BALANCE SHEETS

	Notes	31.12.2003	31.12.2004	31.12.2005

		(In millions of euros)
ASSETS
Intangible assets, net	(7)	271	172	149
Property, plant and equipment, net	(8)	1 691	1 301	1 251
Equity affiliates: investments and loans	(9)	75	80	89
Other investments	(10)	23	22	22
Deferred income tax assets	(6)	41	48	108
Other non-current assets	(11)	205	191	207

TOTAL NON-CURRENT ASSETS		2 306	1 814	1 826

Inventories	(12)	1 022	991	1 124
Accounts receivable	(13)	970	1 156	1 199
Prepaid expenses and other current assets	(13)	245	390	427
Income taxes recoverable		20	27	31
Cash and cash equivalents		134	77	67

TOTAL CURRENT ASSETS		2 391	2 641	2 848

TOTAL ASSETS		4 697	4 455	4 674

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	(14)	—	—	—
Paid-in surplus and retained earnings		2 598	1 793	1 366
Cumulative translation adjustment		(186)	(55)	83
Treasury shares		—	—	—

SHAREHOLDERS’ EQUITY — GROUP SHARE		2 412	1 738	1 449

Minority interests		27	15	14

TOTAL SHAREHOLDERS’ EQUITY		2 439	1 753	1 463

Deferred income tax liabilities	(6)	58	43	58
Provisions	(15)	941	940	1 086
Non-current debt	(16)	68	63	59

TOTAL NON-CURRENT LIABILITIES		1 067	1 046	1 203

Accounts payable		665	834	861
Other creditors and accrued liabilities	(17)	500	525	544
Income taxes payable		27	42	28
Current debt	(16)	—	255	575
TOTAL CURRENT LIABILITIES		1 192	1 656	2 008

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4 697	4 455	4 674

PRO FORMA CASH FLOW STATEMENTS

	31.12.2003	31.12.2004	31.12.2005

	(In millions of euros)
Cash flow — operating activities
Net income	(378)	(626)	(428)
Depreciation, amortization and impairment of assets	296	750	437
Provisions, valuation allowances and deferred taxes	227	(7)	96
(Gains)/losses on sales of assets	5	(5)	(1)
Undistributed affiliate equity earnings	1	(6)	(3)
Change in working capital	(44)	(120)	(162)

Cash flow from operating activities	107	(14)	(61)

Cash flow — investing activities
Intangible assets and property, plant, and equipment additions	(296)	(300)	(333)
Acquisitions of subsidiaries, net of cash acquired	(7)	(11)	(2)
Increase in long-term loans	—	(18)	35
Total expenditures	(303)	(329)	(300)
Proceeds from sale of intangible assets and property, plant, and equipment	13	13	6
Proceeds from sale of subsidiaries, net of cash sold	2	—	—
Proceeds from sale of other investments	10	1	1
Repayment of long-term loans	24	28	27
Total divestitures	49	42	34

Cash flow from investing activities	(254)	(287)	(266)

Cash flow — financing activities
Issuance (repayment) of shares	(4)	(2)	—
Dividends paid to Parent company shareholders	—	—	(1)
Dividends paid to Minority shareholders	—	(1)	—
Issuance of long-term debt	4	—	—
Repayment of long-term debt	(10)	(6)	(4)
Increase in short-term borrowings and bank overdrafts	—	264	312
Decrease in short-term borrowings and bank overdrafts	—	(7)	—

Cash flow from financing activities	(10)	248	307

Net increase/(decrease) in cash and cash equivalents	(157)	(53)	(20)
Effect of exchange rates and changes in scope	(3)	(4)	10
Cash and cash equivalents at the beginning of the year	294	134	77
Cash and cash equivalents at year-end	134	77	67

PRO FORMA STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

								Recognized
	Shares issued(1)				Cumulative	Treasury shares		directly	Shareholders’		Total
			Paid-in	Retained	translation			through	equity —	Minority	shareholders’
	Number	Amount	surplus	earnings	adjustment	Number	Amount	equity	Group share	interests	equity

	(In millions of euros)
As of January 1, 2003	—	—	—	2 978	—	—	—	—	2 978	33	3 011

Cash dividend	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	(380)	—	—	—	—	(380)	2	(378)
Issuance of share capital	—	—	—	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	—	—	—	—
Cancellation of purchased treasury shares	—	—	—	—	—	—	—	—	—	—	—
Sale of treasury shares	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	(5)	(5)
Transactions with shareholders	—	—	—	(380)	—	—	—	—	(380)	(3)	(383)

Changes in items recognized directly through equity	—	—	—	—	—	—	—	—	—	—	—
Change in translation adjustments	—	—	—	—	(186)	—	—	—	(186)	(3)	(189)
Items other than transactions with shareholders	—	—	—	—	(186)	—	—	—	(186)	(3)	(189)

As of December 31, 2003	—	—	—	2 598	(186)	—	—	—	2 412	27	2 439

(1)	See note 14.
Cumulative translation adjustments are deemed to be nil in the opening balance sheet

								Recognized
	Shares issued(1)				Cumulative	Treasury shares		directly	Shareholders’		Total
			Paid-in	Retained	translation			through	equity —	Minority	shareholders’
	Number	Amount	surplus	earnings	adjustment	Number	Amount	equity	Group share	interests	equity

	(In millions of euros)
As of January 1, 2004	—	—	—	2 412	—	—	—	—	2 412	27	2 439

Cash dividend	—	—	—	—	—	—	—	—	—	(1)	(1)
Net income	—	—	—	(618)	—	—	—	—	(618)	(8)	(626)
Issuance of share capital	—	—	—	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	—	—	—	—
Cancellation of purchased treasury shares	—	—	—	—	—	—	—	—	—	—	—
Sale of treasury shares	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	(3)	(3)
Transactions with shareholders	—	—	—	(618)	—	—	—	—	(618)	(12)	(630)

Changes in items recognized directly through equity	—	—	—	—	—	—	—	—	—	—	—
Change in translation adjustments	—	—	—	(1)	(55)	—	—	—	(56)	—	(56)
Items other than transactions with shareholders	—	—	—	(1)	(55)	—	—	—	(56)	—	(56)

As of December 31, 2004	—	—	—	1 793	(55)	—	—	—	1 738	15	1 753

(1)	See note 14.

Cumulative translation adjustments have been offset against combined retained earnings at January 1, 2004 in application of IFRS 1.

								Recognized
	Shares issued(1)				Cumulative	Treasury shares		directly	Shareholders’		Total
			Paid-in	Retained	translation			through	equity —	Minority	shareholders’
	Number	Amount	surplus	earnings	adjustment	Number	Amount	equity	Group share	interests	equity

	In millions of euros
As of January 1, 2005	—	—	—	1 793	(55)	—	—	—	1 738	15	1 753

Cash dividend	—	—	—	—	—	—	—	—	—	(1)	(1)
Net income	—	—	—	(427)	—	—	—	—	(427)	(1)	(428)
Issuance of share capital	—	—	—	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	—	—	—	—
Cancellation of purchased treasury shares	—	—	—	—	—	—	—	—	—	—	—
Sale of treasury shares	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	(1)	(1)
Transactions with shareholders	—	—	—	(427)	—	—	—	—	(427)	(3)	(430)

Changes in items recognized directly through equity	—	—	—	—	—	—	—	—	—	—	—
Change in translation adjustments	—	—	—	—	138	—	—	—	138	2	140
Items other than transactions with shareholders	—	—	—	—	138	—	—	—	138	2	140

As of December 31, 2005	—	—	—	1 366	83	—	—	—	1 449	14	1 463

(1)	See note 14
     Application of IAS 39 at January 1, 2005 did not have an impact on shareholders’ equity at that date.

A.	BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS
      In these financial statements:

—	“Arkema S.A.” or “Company” means the company formerly named DAJA 34, whose shares will be approved for listing on Eurolist by Euronexttm. By a resolution of its general meeting on 6 March 2006 and effective as of 18 April 2006, DAJA 34 was renamed Arkema;

—	“Arkema France” means the company formerly named Arkema (and before that Atofina). Arkema was renamed Arkema France by a resolution of its extraordinary general meeting on 20 February 2006, effective as of 18 April 2006;

—	“Group” or “ARKEMA” means the group composed of Arkema S.A., Arkema France and all the subsidiaries and shareholdings which will be directly or indirectly held by Arkema S.A. and Arkema France;

—	“TOTAL S.A.” means the company Total S.A. whose shares are admitted to trading on Eurolist by Euronexttm;

—	“TOTAL” means the Total group, that is Total S.A. and all the subsidiaries and shareholdings directly or indirectly held by Total S.A., with the exception of Arkema .

—	“Completion Date” means the day when the spin-off of Arkema’s businesses comes into effect, which is planned for Thursday, 18 May 2006, at 00:00 am.
      In the context of the admission of Arkema S.A. shares to listing, in order to present an economic view of the Arkema scope of business which did not previously constitute a separate legal structure within Total , combined financial statements have been prepared for the years 2003, 2004 and 2005 on the bases described hereafter.
      The accounting policies used in the preparation of these financial statements are those defined in the International Financial Reporting Standards (IFRS) that have been approved by the European Union at December 31, 2005.
      As combined accounts, and in application of the general principle set out in IAS 8 (in the absence of a specific IFRS addressing combined accounts), these financial statements have also been prepared in accordance with the principles set out in section VI of regulation 99-02 issued by the French Comité de Réglementation Comptable and, to the extent required, on the basis of conventions relating to the definition of the scope of combination and to the accounting treatment of certain transactions. These conventions are described in paragraphs A-II “Scope of Combination” and A-IV “Basis of preparation of the combined financial statements” included in the notes to the pro forma financial statements.
      The Group has also prepared, on the basis of these combined financial statements, pro forma financial statements for the years 2003, 2004 and 2005. The principal restatements made in preparing the pro forma financial statements are set out in paragraph III. These pro forma financial statements aim to simulate the effects that the spin-off from the Total group could have had on the balance sheet, income statement and cash flow statement of Arkema, if this operation had taken effect on January 1, 2003 and if Arkema had operated as a separate, stand-alone, listed group as from that date.
      The pro forma financial statements for 2003 were prepared on the basis of the 2003 combined financial statements, which were prepared in accordance with French accounting standards. They take into account (i) restatements related to the additional expenses (stand-alone costs) that the Group would have borne had it operated as from January 1, 2003 as a separate, stand-alone, listed group (ii) the main IFRS restatements identified in the context of the transition to IFRS on January 1, 2004 and in the preparation of the first IFRS combined financial statements at December 31, 2004.
      The pro forma financial statements for 2004 and 2005 were prepared on the basis of the combined financial statements for 2004 and 2005, which were prepared in accordance with the international accounting standards issued by the IASB (International Accounting Standards Board) that have been approved by the European Union. They take into account the restatements related to the additional expenses (stand-alone costs) that the Group would have borne had it operated as a separate, stand-alone, listed group.
      The restatements made in preparing the pro forma financial statements, as described in paragraphs III.1 to III.5 below, are based on conventions which are subject to the following main inherent limitations:

—	The pro forma financial statements are, by their very nature, simulations made on the basis of the methodology and conventions described for their preparation and cannot be considered to be representative of the Group’s results, financial position, cash flows and performance had it effectively operated as a separate, stand-alone, listed group as from January 1, 2003;

—	By convention, the 2003 pro forma financial statements take into account the principal IFRS restatements identified in the context of the transition to IFRS on January 1, 2004 and in the preparation of the first IFRS combined financial statements at December 31, 2004. Their aim is not to present IFRS financial statements for 2003, as such financial statements could have been established if the Group had applied international standards with a transition date of January 1, 2003, with application at this date of the transitional provisions of the standard on first-time adoption of IFRS (being IFRS1).
      These pro forma financial statements are published solely for illustrative purposes. As a result, they are not necessarily representative of the financial position or performance that would have been attained if the operation or event had occurred at a date prior to the date at which it actually occurred or is planned to occur. Neither do such pro forma financial statements predict financial position or performance that will be attained in future years.
      The 2003, 2004 and 2005 pro forma financial statements should be read in conjunction with the combined financial statements prepared for 2003, 2004 and 2005 (see section III “Reconciliation of the combined financial statements to the pro forma financial statements”).

I.	Background to the constitution of Arkema’s legal ownership structure
      In February 2004, Total decided to reorganize its Chemicals sector, bringing together three of its businesses, Vinyl Products, Industrial Chemicals and Performance Products, in a new structure which, on October 1, 2004, took the name of Arkema.
      As the businesses which constituted Arkema were not contained within a separate legal structure prior to this decision, a number of capital transactions were, or will be before the date of listing, carried out within Total in order to allow Arkema to legally own all of its subsidiaries. Thus:

•	Companies which carried out Arkema’s and non-Arkema’s Businesses were split into separate entities by means of asset and liability contributions or transfers as of October 1, 2004, mainly in France, Germany, the United Kingdom, Spain, Italy and Singapore.

•	Companies which operated in Arkema’s Businesses but which were not owned by companies belonging to Arkema were or will be brought together under a holding company through a number of acquisition or spin-off transactions.

•	Companies which did not operate in Arkema’s Businesses but which were owned by companies controlled by Arkema were, or will be, sold to Total .
      All of these transactions generated internal changes in the identity of companies which owned investments within Arkema however the overall level of ownership by Total was not modified. These transactions were considered to be exchanges of assets between entities under common control and were thus carried out at net book value.

II. Scope of combination
      Historically, the Arkema’s Businesses were not separately reported in the financial statements as they did not constitute a distinct business segment within Total. Combined financial statements have thus been prepared in order to present an economic view of the Arkema’s Businesses as from 2003. These combined financial statements have been prepared on the basis of the companies’ financial statements historically consolidated in Total’ s accounts, in accordance with the policies and procedures then applicable in that group.
      The scope of combination includes, in addition to companies owned directly or indirectly by Arkema France, companies owned directly by the Total group which are operationally attached to Arkema’s Businesses. Companies owned by entities controlled by Arkema but whose activities are not operationally attached to Arkema have been excluded from the scope of combination.
      In addition, over the period for which the combined financial statements are prepared, certain companies carried out both Arkema’s and non-Arkema’s Businesses (mainly Petrochemicals businesses and Specialty Chemicals businesses). In order to only combine businesses which are operationally attached to Arkema , the non-Arkema’s Businesses were carved out from the individual financial statements of such companies included in the scope of combination, particularly in France, Germany, Italy, the United Kingdom and Spain. For the periods prior to the asset and liability contributions or transfers completed on October 1, 2004, the non-Arkema’s Businesses were excluded in the following manner:

•	Assets and liabilities which did not belong to Arkema were identified on the basis of the assumptions made in the legal transactions completed on October 1, 2004. These assets and liabilities were excluded through a double entry to shareholders’ equity or debt, depending on the nature of the transactions in question.

•	Income and expenses were allocated on the basis of management accounting which presented a breakdown by operational activity either directly attached, or not, to Arkema’s Businesses. Income and expenses which could not be directly allocated were recorded in a Corporate section. Income and expenses of this section were subjected to detailed analysis and were then allocated in a manner consistent with the assumptions made on allocation of assets and liabilities to each business. In addition certain expenses (mainly general and administrative expenses) which could not be directly allocated to Arkema’s Businesses were allocated on the basis of relevant criteria depending on the nature of the costs in question. These costs do not cover the cost of additional head office functions that Arkema will need to bear as an independent listed Group. Such latter costs will be incorporated in the pro forma financial statements.

•	Cash flows related to Arkema’s Businesses were analyzed on the basis of the assumptions made in the allocation of assets and liabilities to each business.

III.     Principal restatements made in preparing the pro forma financial statements
Reconciliation of the combined financial statements to the pro forma financial statements
     a)     Reconciliation of combined income statements with pro forma income statements

2003 income statement

	Combined			Pro forma
	financial	Total IFRS	Stand-alone	financial
	statements	restatements	costs	statements

	(In millions of euros)
Sales	5 047	—	—	5 047
Operating expenses	(4 413)	9	(15)	(4 419)
Research and development expenses	(191)	—	—	(191)
Selling and administrative expenses	(452)	1	(34)	(485)

Recurring operating income	(9)	10	(49)	(48)

Other income and expenses	(293)	18	—	(275)

Operating income	(302)	28	(49)	(323)

Equity in income of affiliates	2	—	—	2
Cost of debt	(4)	—	—	(5)
Income taxes	(52)	(5)	4	(52)

Net income	(356)	23	(45)	(378)

Of which minority interests	2	—	—	2

Net income — Group share	(358)	23	(45)	(380)

Earnings per share (amount in euros)	(5.91)	0.38	(0.74)	(6.27)
Diluted earnings per share (amount in euros)	(5.91)	0.38	(0.74)	(6.27)

Depreciation and amortization	(289)	(8)	—	(297)
Recurring EBITDA	280	18	(49)	249
      The adjustment of € 18 million in the “Other income and expenses” caption represents the cancellation of goodwill amortization, which was recognized under this caption in the 2003 combined financial statements.

2004 income statement

	Combined		Pro forma
	financial	Stand-alone	financial
	statements	costs	statements

	(In millions of euros)
Sales	5 318	—	5 318
Operating expenses	(4 655)	(15)	(4 670)
Research and development expenses	(183)	—	(183)
Selling and administrative expenses	(420)	(34)	(454)

Recurring operating income	60	(49)	11

Other income and expenses	(605)	—	(605)

Operating income	(545)	(49)	(594)

Equity in income of affiliates	7	—	7
Cost of debt	(3)	—	(3)
Income taxes	(40)	4	(36)

Net income	(581)	(45)	(626)

Of which minority interests	(8)	—	(8)

Net income — Group share	(573)	(45)	(618)

Earnings per share (amount in euros)	(9.46)	(0.74)	(10.20)
Diluted earnings per share (amount in euros)	(9.46)	(0.74)	(10.20)
Depreciation and amortization	(290)	—	(290)
Recurring EBITDA	350	(49)	301

2005 income statement

	Combined		Pro forma
	financial		financial
	statements	Stand-alone	statements
	2005	costs	2005

	(In millions of euros)
Sales	5 710	—	5 710
Operating expenses	(4 917)	(15)	(4 932)
Research and development expenses	(188)	—	(188)
Selling and administrative expenses	(437)	(25)	(462)

Recurring operating income	168	(40)	128

Other income and expenses	(514)	—	(514)

Operating income	(346)	(40)	(386)

Equity in income of affiliates	7	—	7
Cost of debt	(8)	—	(8)
Income taxes	(44)	3	(41)

Net income	(391)	(37)	(428)

Of which minority interests	(1)	—	(1)

Net income — Group share	(390)	(37)	(427)

Earnings per share (amount in euros)	(6.44)	(0.61)	(7.05)
Diluted earnings per share (amount in euros)	(6.44)	(0.61)	(7.05)

Depreciation and amortization	(227)	—	(227)
Recurring EBITDA	395	(40)	355

b) Reconciliation of combined balance sheets with pro forma balance sheets

At December 31, 2003

	Combined			Pro forma
	financial			financial
	statements	Total IFRS	Stand-alone	statements
	31.12.2003	restatements	costs	31.12.2003

	(In millions of euros)
ASSETS
Intangible assets, net	318	(46)	—	271
Property, plant and equipment, net	1 667	23	—	1 691
Equity affiliates: investments and loans	73	2	—	75
Other investments	23	—	—	23
Deferred income tax assets	36	5	—	41
Other non-current assets	205	—	—	205
TOTAL NON-CURRENT ASSETS	2 322	(16)	—	2 306

Inventories	1 029	(7)	—	1 022
Accounts receivable	970	—	—	970
Prepaid expenses and other current assets	245	—	—	245
Income taxes recoverable	20	—	—	20
Cash and cash equivalents	52	—	82	134
TOTAL CURRENT ASSETS	2 316	(7)	82	2 391

TOTAL ASSETS	4 638	(23)	82	4 697

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	—	—	—	—
Paid-in surplus and retained earnings	2 550	(34)	82	2 598
Cumulative translation adjustment	(198)	11	—	(186)
Treasury share	—	—	—	—

SHAREHOLDERS’ EQUITY — GROUP SHARE	2 352	(23)	82	2 412

Minority interests	25	2	—	27

TOTAL SHAREHOLDERS’ EQUITY	2 377	(22)	82	2 439

Deferred income tax liabilities	58	—	—	58
Provisions	961	(20)	—	941
Non-current debt	51	17	—	68
TOTAL NON-CURRENT LIABILITIES	1 070	(3)	—	1 067

Accounts payable	665	—	—	665
Other creditors and accrued liabilities	500	—	—	500
Income taxes payable	26	1	—	27
Current debt	—	—	—	—
TOTAL CURRENT LIABILITIES	1 191	1	—	1 192

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4 638	(23)	82	4 697

      Because of the positive net cash position at December 31, 2003, the “stand alone costs” adjustment in respect of the year was allocated to cash and cash equivalents with a double entry to shareholders’ equity.

     At December 31, 2004

	Combined		Pro forma
	financial		financial
	statements	Stand-alone	statements
	31.12.2004	costs	31.12.2004

	(In millions of euros)
ASSETS
Intangible assets, net	172	—	172
Property, plant and equipment, net	1 301	—	1 301
Equity affiliates: investments and loans	80	—	80
Other investments	22	—	22
Deferred income tax assets	48	—	48
Other non-current assets	191	—	191
TOTAL NON-CURRENT ASSETS	1 814	—	1 814

Inventories	991	—	991
Accounts receivable	1 156	—	1 156
Prepaid expenses and other current assets	390	—	390
Income taxes recoverable	27	—	27
Cash and cash equivalents	77	—	77
TOTAL CURRENT ASSETS	2 641	—	2 641

TOTAL ASSETS	4 455	—	4 455

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	—	—	—
Paid-in surplus and retained earnings	1 757	36	1 793
Cumulative translation adjustment	(55)	—	(55)
Treasury share	—	—	—

SHAREHOLDERS’ EQUITY — GROUP SHARE	1 702	36	1 738

Minority interests	15	—	15

TOTAL SHAREHOLDERS’ EQUITY	1 717	36	1 753

Deferred income tax liabilities	43	—	43
Provisions	940	—	940
Non-current debt	63	—	63
TOTAL NON-CURRENT LIABILITIES	1 046	—	1 046

Accounts payable	834	—	834
Other creditors and accrued liabilities	525	—	525
Income taxes payable	42	—	42
Current debt	291	(36)	255
TOTAL CURRENT LIABILITIES	1 692	(36)	1 656

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4 455	—	4 455

     At December 31, 2005
      At this date, there is no longer any difference between the combined balance sheet and the pro forma balance sheet.

c) Reconciliation of combined shareholders’ equity with pro forma shareholders’ equity

At December 31, 2003

	Total
	shareholders’				Total shareholders’
	equity at		Translation		equity at
	January 1, 2003	Net income	adjustment	Other	December 31, 2003

	(In millions of euros)
Combined financial statements	2 941	(356)	(201)	(7)	2 377

IFRS adjustments
Impairment tests (IAS 36)	(66)	3	9	—	(54)
Component approach (IAS 16)	34	2	—	—	36
Cancellation of goodwill amortization (IFRS 3)	(18)	17	1	—	—
Other restatements	(7)	1	2	—	(4)
Sub-total	(57)	23	12	—	(22)
					—
Stand-alone costs	127	(45)	—	—	82
Other	—	—	—	2	2

Pro forma financial statements	3 011	(378)	(189)	(5)	2 439

At December 31, 2004

	Total shareholders’				Total shareholders’
	equity at	Net	Translation		equity at
	January 1, 2004	income	adjustment	Other	December 31, 2004

	(In millions of euros)
Combined financial statements	2 355	(581)	(55)	(2)	1 717

Stand-alone costs	82	(45)	(1)	—	36
Other	2	—	—	(2)	—

Pro forma financial statements	2 439	(626)	(56)	(4)	1 753

At December 31, 2005

	Total shareholders’				Total shareholders’
	equity at	Net	Translation		equity at
	January 1, 2005	income	adjustment	Other	December 31, 2005

	(In millions of euros)
Combined financial statements	1 717	(391)	140	(3)	1 463

Stand-alone costs	36	(37)	—	1	—

Pro forma financial statements	1 753	(428)	140	(2)	1 463

III.1. IFRS restatements to the 2003 income statement
      The combined financial statements were prepared in accordance with French accounting standards for 2003 and with IFRS for 2004 and 2005. In order to enable comparability of the three years’ financial statements, the 2003 financial statements were restated in accordance with IFRS standards in the preparation of the pro forma financial statements. Shareholders’ equity at January 1, 2003 has thus been adjusted. The impact of the IFRS restatements on 2003 results was +€ 23 million. The main IFRS restatements were in respect of the following items:

•	Impairment tests performed on long-lived assets, which resulted in the recognition of impairment provisions (in accordance with IAS 36).

•	Implementation of the component approach, which resulted in the cancellation of provisions recognized for Major Maintenance Shutdowns and the capitalization of an inspection component asset, depreciated on a straight-line basis over the period remaining until the next shutdown (in accordance with IAS 16).

•	Goodwill amortization was cancelled (in accordance with IFRS 3).

•	Two finance lease contracts meeting the criteria for recognition of an asset were capitalized (in accordance with IAS 17 and IFRIC 4). This restatement did not have any impact on shareholders’ equity.
      Furthermore, the Group applied IAS 39 relating to financial instruments as from January 1, 2005 in the combined financial statements. Application of this standard did not have a material impact on the 2005 combined financial statements. By convention, the pro forma financial statements for 2003 and 2004 were not restated in accordance with IAS 39.

III.2. Expenses related to operation as a separate, stand-alone, listed group
      The combined financial statements of Arkema for 2003, 2004 and 2005 include expenses directly attributable to Arkema, in accordance with the cost allocation criteria and the reinvoicing of costs in place during these three years within Total. These expenses do not however necessarily reflect the actual amount of costs that Arkema would have borne had the Group operated as a separate, stand-alone listed entity during the period in question.
      The pro forma income statements for the three years include an estimate, made by Arkema, of the additional ordinary operating expenses that the group would have incurred if it had operated as a separate, stand-alone, listed entity since January 1, 2003. These additional expenses were estimated on a full year basis and were taken into account for an amount of €45 million after tax for both 2003 and 2004. For 2005, these additional expenses amount to €37 million after tax. Their amount is lower than that taken into account in the previous years as Arkema already incurred a portion of these expenses in its 2005 combined accounts following the Group’s creation in October 2004.
      These additional ordinary operating expenses, or “stand-alone costs”, include:

•	The cost of a certain number of functions which will henceforth be fully performed by Arkema teams which are not reflected in Arkema’s combined financial statements. These functions include support services in the areas of insurance, communications, audit, treasury, legal matters, tax and employee savings.

•	The effect of the loss of certain economies of scale achieved within Total. Thus, the allocation of costs related to certain services (IT, telecommunications, etc.) provided on a larger scale within Total does not necessarily reflect the actual amount that Arkema would have borne had it operated as a separate, stand-alone listed entity during the period in question. In addition, within Total , certain purchases benefited from volume-based savings. Where these effects were quantifiable they were taken into account in the pro forma financial statements. The main types of purchase in question are insurance premiums and logistics.
      Arkema and Total have signed (i) a number of long-term contracts to secure the supply of raw materials, (ii) several contracts for the supply of services, and (iii) sales contracts. These contracts did not create a need for restatements in the preparation of the pro forma financial statements.
      The pro forma restatements have been prepared on the basis of estimates and assumptions made by Group management, notably on the basis of quotations and negotiations in progress with suppliers and comparative data. They cannot thus reflect the result of future negotiations. In addition, they cannot include the effects of items as may be subsequently decided by the Board and General Meetings of shareholders, whether in terms of share-based payment or remuneration of top management.

      As a result these, additional ordinary operating expenses, or “stand-alone costs”, cannot correspond to the expenses that would effectively have been incurred in 2003, 2004 and 2005 on the basis of market and operating conditions specific to each of these years.

III.3. Income taxes
      The income tax expenses and savings related to the pro forma restatements described above have been taken into account in each period to which they relate, at the tax rates applicable in each country concerned.

III.4. Debt
      By convention, the aggregate amount of these stand alone costs for the three years was taken into account in the determination of pro forma net debt at January 1, 2003 (with a double entry to shareholders’ equity). Pro forma net debt was then reduced, in each year, by the “stand alone” costs recognized in recurring operating income so as to ensure that it converged to combined net debt at December 31, 2005 (as well as to ensure that pro forma shareholders’ equity converged with combined shareholders’ equity).

III.5. Capital increases in 2006
      Operations on the capital of various Arkema subsidiaries which will be carried out in 2006 for a total amount of € 532 million have not been taken into account in preparing the pro forma financial statements.

IV Basis of preparation of the combined financial statements
      Combined financial statements were prepared in order to present an economic view of the Arkema businesses as from 2003. These combined financial statements have been prepared on the basis of the companies’ financial statements historically consolidated in Total ’s accounts. The specific operations related to the preparation of the combined accounts are as follows:

IV.1 Former industrial sites
      Certain industrial sites of Arkema companies on which activities have been discontinued have been excluded from the combined financial statements as from the date of cessation of business because of agreements under which Total accepts to take over such sites and the related environmental risks. The sites in question are located in France and in Belgium.
      Active sites in respect of which Total has assumed the environmental risks have been maintained in the financial statements, with the costs related to this transfer of risks being included in expenses under the “restructuring and environmental charges” caption.
      In the United States, Total will assume the financial impact of clean-up obligations (costs of restoration and clean-up of the soil and groundwater, the costs of proceedings, the costs associated with settlement agreements and the costs of compensating damage caused to persons, property and natural resources) of certain closed industrial sites which were operated or owned by Arkema in the past and sites owned by third parties but in respect of which the Group is liable as a result of having used them to store waste from the aforementioned sites. As from January 1, 2006, Total will reimburse the costs incurred by Arkema Inc. (net of tax impact). Arkema maintains the existing provisions in its financial statements and recognizes a receivable on Total corresponding to the share of the provisions (net of tax impact) recognized by Arkema Inc. which are expected to be used after January 1, 2006.

IV.2 Employee benefit obligations
      In accordance with the laws and practices of each country, Arkema participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the national bodies responsible for the payment of benefits.

      Employees and retirees benefiting from these plans have been allocated on the basis of the split of operations between Arkema’s Businesses and non-Arkema’s Businesses at October 1, 2004 (date of legal creation of the ARKEMA companies). This allocation is deemed to be effective as of January 1, 2003 in the combined financial statements.

Pension and other post employment benefits
      Valuation assumptions have not been modified compared to those used in the historical financial statements.
      The provision at January 1, 2004 corresponded to the net funding obligation, if any, in the context of first time application of IFRS. Unrecognized actuarial gains and losses at this date have been recorded against opening shareholders’ equity at January 1, 2003, being the date at which these benefit obligations are deemed to be initially recognized.
      In addition, the financial statements have the following specific characteristics:

•	Benefit obligations relating to rights vested in the United States in respect of employees who had retired or left the Group before December 31, 2004, and the corresponding plan assets, have been almost completely excluded from the combined financial statements as a result of agreements under which Total will bear the related expenses and provisions. The same principle is applicable in the United Kingdom for rights acquired in respect of employees who had retired or left the Group before September 30, 2004 and for the corresponding plan assets.

•	Benefit obligations related to the supplementary pension plans of Arkema France were outsourced to an insurance company in 2004 and 2005. This transaction is deemed to have been carried out on January 1, 2003:

—	For the pensioners, the transaction corresponds to the complete transfer of the obligation to the insurance company, the payments were made in 2004 and 2005;

—	For active employees, the transaction corresponds to external financial covering of benefit obligations which are reflected in the financial statements in accordance with the valuation methodology defined in the outsourcing contract.

Arkema France “CASAIC” pre-retirement plan
      In accordance with the terms of the asset and liability contribution agreement signed on October 1, 2004, obligations related to the CASAIC pre-retirement plan have been kept by Arkema, including those related to petrochemicals businesses which remained with Total .
      Arkema will be fully responsible for managing these obligations until the provisions are no longer required.

Other long-term benefits
      Valuation of long-service awards was carried out on the basis of the breakdown of the workforce between Arkema’s Businesses and non-Arkema’s Businesses as of October 1, 2004 (date of the legal creation of the Arkema companies).
      These benefit obligations were initially recognized as of January 1, 2003.

IV.3 Income taxes
      Current and deferred tax expense was determined without taking account of the effect of any tax consolidations existing within Total and without taking account of any future tax consolidations as may exist within the new Arkema legal structure.

      Results of French companies whose business is attached to the Arkema scope were taken into account in the tax consolidation put in place by Total in application of the provisions of article 223-A of the French General Tax Code. In application of the tax consolidation agreement, any tax losses incurred up until December 31, 2005 will be kept by Total .

IV.4 Debt and shareholders’ equity
      The combined financial statements include companies which, at January 1, 2003, did not yet have any ownership relationship between them and, conversely, exclude companies whose businesses are not operationally attached to Arkema’s Businesses but which are still owned at January 1, 2003 by Arkema companies. These transactions have been dealt with in the following manner in the combined financial statements:

Acquisitions of companies
      Acquisitions of companies not owned by Arkema companies have all been deemed completed on January 1, 2003 with a double entry being recorded as an increase to financial debt. Any difference between the transaction value and the shareholders’ equity of the acquired company has been recognized directly through shareholders’ equity as of January 1, 2003.
      The transaction price has not been retroactively adjusted for the results of the periods between January 1, 2003 and the transaction date. This difference has been recognized in shareholders’ equity as of January 1, 2003.

Exclusion of companies from the scope of combination
      Disposals of investments not operationally attached to Arkema’s Businesses but owned by Arkema companies are deemed to have been completed on January 1, 2003 with a double entry being recorded as a decrease to financial debt.
      As for acquisitions, the difference between the historical book value and the sale price has been recognized through shareholders’ equity. Results prior to the date of sale and any gains or losses on sale have been excluded from the combined income statement.

Recapitalizations
      Recapitalizations which took place between January 1, 2003 and December 31, 2005 in the context of implementation of the transactions related to the constitution of the Group are deemed to have been completed on January 1, 2003.

Recognition of dividends
      Certain entities whose business is operationally attached to Arkema but which have not historically been owned by Arkema companies have paid dividends between January 1, 2003 and the date of acquisition of their shares (by Arkema companies). These dividends have been considered as having been received by Arkema , with a double entry being recorded as a decrease to financial debt.
      Symmetrically, dividends received by Arkema companies as from January 1, 2003 from subsidiaries which are not operationally attached to Arkema (and which were subsequently sold after payment of these dividends) have been removed from cash flows received by the Group. The level of financial debt at January 1, 2003 has been adjusted in consequence.

Cost of debt
      The cost of net debt, whose payment itself constitutes a change in the amount of debt, has been determined on the basis of the historical financial cost of transactions which relate exclusively to Arkema businesses, adjusted to reflect the finance expense related to the effect of the aforementioned transactions. The latter finance expense is calculated on the basis of an average annual interest rate.

B.	ACCOUNTING POLICIES
      Arkema ’s pro forma financial statements were prepared under the responsibility of the Chairman and CEO of Arkema S.A.
      The pro forma financial statements for 2003 were prepared on the basis of the 2003 combined financial statements, which were prepared in accordance with French accounting standards applicable in 2003. They take into account the main IFRS restatements identified in the context of the transition to IFRS on January 1, 2004 and in the preparation of the IFRS combined financial statements at December 31, 2004.
      The pro forma financial statements published for 2004 and 2005 are prepared on the basis of the combined financial statements for 2004 and 2005, which were prepared in accordance with the international accounting standards issued by the IASB (International Accounting Standards Board) that have been approved by the European Union.
      Preparation of pro-forma financial statements in accordance with the IFRS conceptual framework required Group management to make estimates and retain assumptions that can have an impact on the amounts recognized in assets and liabilities at the balance sheet date, and have a corresponding impact on the income statement. Management made its estimates and determined its assumptions on the basis of past experience and taking into account different factors considered to be reasonable for the valuation of assets and liabilities. Use of different assumptions could have a material effect on these valuations.
      Methodology applied in first time application of IFRS is set out in the paragraphs below. They also describe the optional methods retained by the Group:
      IFRS 1, which sets out the methodology for first time adoption of IFRS, authorizes a number of exceptions from the general principle of retrospective application of international standards. In this context, Arkema has retained the following options:

—	Business combinations which occurred before January 1, 2004 are not retrospectively restated;

—	Cumulative translation adjustments are set to nil at January 1, 2004 with the double entry to reserves;

—	Recognition of actuarial gains and losses relating to employee benefits in the provision for pension and similar post employment benefit obligations at January 1, 2004 with the double entry to reserves at that date.
      In terms of accounting policies, Arkema has retained the following options:

—	Valuation of intangible assets and property, plant and equipment on a historical cost basis as the Group did not elect for the option to restate them at fair value;

—	Recognition of actuarial gains and losses on employee commitments in accordance with the corridor method (see the “Pension and similar post employment benefit obligations” accounting policy);

—	Companies under joint control are accounted for under the equity method.
      In addition, Arkema decided to apply IAS 32 and IAS 39 relating to financial instruments as from January 1, 2005 and opted for early application of IFRIC 4 “Determining whether an arrangement contains a lease” as of January 1, 2004.
      If the applicable standards or interpretations do not specifically address a given transaction, management will use its judgment to define and apply accounting policies which will provide relevant and reliable financial reporting and will ensure that the treatment adopted is comprehensive, prudent, gives a fair view of the operational and financial impacts and reflects the economic substance of the transaction.
      The pro forma financial statements are prepared in accordance with the historical cost convention, except for certain financial assets and liabilities which are recognized at fair value as from January 1, 2005. The principal accounting policies applied by the Group are presented below.

I.	Combination principles
      The scope of combination includes, in addition to companies owned directly or indirectly by Arkema France, investments owned by companies in the Total group because of their operational attachment to Arkema’s Businesses. Investments owned by companies controlled by Arkema but whose businesses are not operationally attached to Arkema have been excluded from the scope of combination.
      The principles applied in preparing the combined financial statements are as follows:

—	Companies operationally attached to Arkema’s Businesses at December 31, 2003, 2004 and 2005 which are directly or indirectly controlled by Arkema, or directly or indirectly controlled by Total , have been fully included in the combined financial statements.

—	Investments in companies under joint control are accounted for by the equity method.

—	Investments in associates over which significant influence is exercised are accounted for under the equity method. Where the ownership interest is less than 20%, combination under the equity method is only applied in cases where significant influence can be demonstrated.

—	Shares owned in companies which do not meet the above criteria are included in other investments.
      All material transactions between combined companies, and all intercompany profits have been eliminated.

II. Foreign currency translation

II.1. Translation of financial statements of foreign companies
      The functional operating currency of foreign companies in the scope of combination is their local currency, in which the most of their transactions are denominated. Their balance sheets are translated into euros on the basis of exchange rates at the end of the period; the statements of income and of cash flows are translated using the average exchange rates during the period. Foreign exchange differences resulting from translation of the financial statements of these subsidiaries are recorded either in “Cumulative translation adjustments” in shareholders’ equity in the combined financial statements for the Group share or in “Minority interests” for the minority share.

II.2. Transactions in foreign currencies
      In application of IAS 21 “The effects of changes in foreign exchange rates”, transactions denominated in foreign currencies are translated by the entity carrying out the transaction into its functional currency at the exchange rate applicable on the transaction date. Monetary balance sheet items are restated at the closing exchange rate at the balance sheet date. Gains and losses resulting from translation are recognized in recurring operating income.

III. Intangible assets
      Intangible assets include goodwill, software, patents, trademarks, leasehold rights and research and development costs.
      Intangible assets are recognized in the balance sheet at their acquisition or production cost, less any accumulated amortization and allowances for impairment in value.
      Intangible assets other than goodwill and trademarks are amortized on a straight-line basis over 3 to 20 years depending on the useful life of the assets.

III.1 Goodwill
      Goodwill represents the difference between the purchase price, as increased by related costs, of shares of combined companies and the Group share of the value of their net assets at the acquisition date. Goodwill is not amortized, in accordance with IFRS 3 “Business combinations”. It is subject to impairment tests as soon as any indicators of potential impairment are identified. At a minimum, impairment tests are performed annually. The methodology used for the performance of impairment tests is described in paragraph V.

III.2. Research and development costs
      Research costs are recognized in expenses in the financial year in which they are incurred.
      Under IAS 38 “Intangible assets”, development costs are capitalized as soon as the enterprise can demonstrate, in particular:

•	Its intention and its financial and technical ability to complete the development project;

•	That it is probable that future economic benefits attributable to the development costs will flow to the enterprise; and

•	That the cost of the asset can be measured reliably.

IV. Property, plant and equipment

IV.1. Gross value
      The gross value of items of property, plant and equipment corresponds to their acquisition or production cost in accordance with IAS 16 “Property, plant & equipment”. Gross value is not subject to revaluation.
      Equipment subsidies are deducted directly from the cost of the assets which they financed. Routine maintenance and repairs are charged to income in the financial year in which they are incurred. Costs related to major maintenance shutdowns of large chemical facilities are capitalized at the time they are incurred and depreciated over the period between two such major shutdowns.
      Fixed assets which are held under finance lease contracts, as defined in IAS 17 “Leases” and IFRIC 4, which have the effect of transferring substantially all the risks and rewards inherent to ownership of the asset from the lessor to the lessee, are capitalized in assets at the discounted value of future lease payments or at their market value if lower (such assets are depreciated using the methods and useful lives described below). The corresponding lease obligation is recorded as a liability. Leases which do not meet the above definition of finance leases are accounted for as operating leases.

IV.2. Depreciation
      Depreciation is calculated on a straight-line basis on the basis of the acquisition or production cost. Assets are depreciated over their estimated useful lives by category of asset. The principal categories and useful lives are as follows:

• Machinery and tools:	5-10 years
• Transportation equipment:	5-20 years
• Specialized complex installations:	10-20 years
• Buildings:	10-30 years
      These useful lives are reviewed annually and modified if expectations change from the previous estimates; such changes in accounting estimate are accounted for on a prospective basis.

V.	Impairment of long-lived assets
      The recoverable value of property, plant & equipment and intangible assets is tested as soon as any indications of impairment are identified. A review to identify if any such indications exist is performed at each year-end. An impairment test is performed at least once a year in respect of goodwill and trademarks, being assets with indefinite useful lives.
      An asset’s recoverable value corresponds to its value in use or its fair value net of costs of disposal if the latter is greater.

      Tests are performed for each autonomous group of assets, termed Cash Generating Units (CGUs). A CGU is a group of assets whose continued use generates cash flows that are substantially independent of cash flows generated by other groups of assets. They are worldwide business operations, which bring together groups of similar products in strategic, commercial and industrial terms. The value in use of a CGU is determined on the basis of the discounted future cash flows that are expected to be generated by the assets in question, based upon Group management’s expectation of future economic and operating conditions or, when the asset is to be sold, by comparison with its market value.
      Any impairment is calculated as the difference between the recoverable value and the carrying amount of the CGU. Because of its unusual nature, any such impairment is presented separately in the income statement under the “Other income and expenses” caption. Impairment may be reversed, to the maximum carrying amount that would have been recognized for the asset had the asset not been impaired. Impairment recognized on goodwill cannot be reversed under any circumstances.

VI. Financial assets and liabilities
      The Group applies IAS 39 in respect of financial instruments as from January 1, 2005. From this date, for the Group, financial assets and liabilities are principally comprised of:

•	Other investments (non-combined companies and investment securities),

•	Other non-current assets (loans and advances),

•	Accounts receivable,

•	Debt and other financial liabilities (including accounts payable),

•	Derivatives.

VI.1. Other investments (in non-combined companies and investments securities)
      In 2003 and 2004, these securities are accounted for at their historical cost. If an objective indicator of impairment in the value of a financial asset is identified (particularly a material long-term decrease in its value), a provision for impairment is recognized through recurring operating income.
      In 2005 these instruments are accounted for, in accordance with IAS 39, as available-for-sale assets and are thus recognized at their fair value. If fair value cannot be reliably determined, the securities are recognized at their historical cost. Changes in fair value are recognized directly through shareholders’ equity.
      If an objective indicator of impairment in the value of a financial asset is identified (particularly a material long-term decrease in its value), a provision for impairment is recognized through recurring operating income. Reversal of such provisions only occurs at the date of disposal of the securities.

VI.2. Loans and financial receivables
      In 2003 and 2004, loans and financial receivables are stated at their nominal amount, as increased by any accrued interest. They may be provided against, either in whole or in part, where their recoverable value falls below their nominal value.
      In 2005, these instruments are recognized at amortized cost. They are subject to impairment tests involving a comparison of their carrying amount to the present value of estimated recoverable future flows. These tests are carried out as soon as any indicators inferring that the present value of these assets is lower than their carrying amount are identified. As a minimum such tests are performed at each balance sheet date. Any impairment loss is recognized in recurring operating income.

VI.3. Accounts receivable
      Accounts receivable and other current assets are initially recognized at their fair value. Subsequent to initial recognition, they are recognized at amortized cost in accordance with the effective interest rate method. If required, a bad debt provision is recognized on the basis of the risk of non-recovery of the receivables.

VI.4. Cash and cash equivalents
      Cash and cash equivalents are liquid assets and assets which can be converted into cash within less than 3 months.

VI.5. Non-current and current debt
      In 2003 and 2004, non-current and current debt is stated at its nominal amount as increased by any accrued interest. As from 2005, non-current and current debt (other than derivatives) is recognized at amortized cost.

VI.6. Derivatives
      The Group may use derivatives to manage its exposure to foreign currency risks and risks of changes in the prices of raw materials and energy. As from January 1, 2005, derivatives used by the Group are recognized at fair value in the balance sheet, in accordance with IAS 39.
      Changes in the fair value of derivatives are recognized through the income statement, except for those on instruments which are considered to meet the criteria for cash flow hedge accounting under IAS 39. In this case, the effective portion of the change in fair value is recognized in shareholders’ equity under the “Other items recognized directly through shareholders equity” caption until such time as the underlying hedged item is recognized through the income statement. Any ineffective portion is recognized immediately in the income statement.
      For more detailed information, refer to note 20 “Derivatives”.

VII. Inventories
      Inventories are valued in the combined financial statements at the lower of cost and net realizable value, in accordance with IAS 2 “Inventories”. Cost of inventories is generally determined using the weighted average cost (WAC) method.
      Cost of chemical products inventories includes raw material and direct labor costs and an allocation of production overheads and straight-line depreciation. Start-up costs and general and administrative costs are excluded from the cost of chemical products inventories.

VIII. Provisions
      A provision is recognized when:

•	The Group has a legal, regulatory or contractual obligation to a third party resulting from past events. An obligation can also result from Group practices or public commitments that create a reasonable expectation among the third parties in question that the Group will assume certain responsibilities.

•	It is certain or probable that the obligation will lead to an outflow of resources to the benefit of the third party, and

•	Its amount can be estimated reliably and corresponds to the best possible estimate of the commitment. If this is not the case, disclosure is made in the notes to the financial statements in respect of the obligation (See Note 18 — Contingent liabilities).

      When it is expected that the Group will obtain partial or total reimbursement of the cost that was provided against, the expected reimbursement is recognized in receivables if, and only if, the Group is virtually certain of the receipt.

IX.	Pension and similar post-employment benefit obligations
      In accordance with IAS 19 “Employee benefits”:

•	Payments made in the context of defined contribution plans are recognized in expenses of the period.

•	Obligations in respect of defined benefit plans are recognized and valued using the actuarial projected unit credit method.
      For defined benefit plans, the valuation of obligations under the projected unit credit method principally takes into account:

•	An assumption concerning the date of retirement,

•	A discount rate which depends on the geographical region and the duration of the obligations,

•	An inflation rate,

•	Assumptions in respect of future increases in salaries, rates of employee turnover and increases in health costs.
      Differences which arise between the valuation of obligations and forecasts of such obligations (on the basis of new projections or assumptions) and between forecasts and outcomes of returns on plan assets are termed actuarial gains and losses. In application of the corridor method, the portion of such gains and losses which exceeds 10% of the greater of the amount of the obligations or the fair value of plan assets is amortized over the expected average remaining working life of employees.
      On modification or creation of a plan, the portion of obligations which vest immediately as a result of past service is charged immediately to income; the portion of obligations which do not vest immediately is amortized over the remaining vesting period.
      The amount of the provision takes account of the value of assets which are allocated to cover pension and other post-employment benefit obligations. The value of these assets is deducted from the provision for such benefit obligations.

Long-term benefits
      In respect of long-term benefits, and in accordance with applicable laws and regulations, provisions are recognized using a simplified method. Thus, if an actuarial valuation using the projected unit cost method is required, actuarial gains and losses and all past service costs are recognized immediately in the provision without application of the corridor rule.
      The net expense related to pension benefit obligations and other employee benefit obligations is recognized in recurring operating income.

X.	CO2 emissions allowances
      In the absence of an IFRS standard or interpretation relating to accounting for CO2 emissions allowances, the following treatment has been adopted in Arkema ’s combined financial statements at December 31, 2005:

•	Allowances allocated without payment of consideration are recognized for a nil value,

•	Transactions carried out in the market are recognized at the transaction amount.
      At this point, allowances allocated are adequate to cover the operational needs of Arkema’s European units and a deficit is not currently forecast. If this ceased to be the case, any difference between the available allowances and restitution obligations at maturity would give rise to recognition of a provision for the market value of such a difference.

XI. Recognition of sales
      Sales are recognized on transfer to the purchaser of the risks and rewards related to ownership of the goods.

XII. Deferred income taxes
      The Group uses the liability method whereby deferred income taxes are recognized based upon the temporary differences between the financial statement and tax basis of assets and liabilities, as well as on tax loss carryforwards and other tax credits, in accordance with IAS 12 “Income taxes”.
      Deferred tax assets and liabilities are valued on the basis of enacted, or virtually enacted, tax rates at the balance sheet date. The effect of any changes in tax rates is recognized in income for the financial year.
      Deferred tax assets are recognized to the extent that their recovery is probable. In order to assess the likelihood of recovery of such assets, account is notably taken of the profitability outlook determined by the Group.

XIII. Earnings per share
      The number of shares used for the calculation of earnings per share was determined for each of the three years as being the number resulting from the application of the spin-off share issuance ratio, being 1 for 10, to the number of Total S.A. shares in issue at December 31, 2005, excluding Total S.A. shares directly owned by Total S.A. (in respect of which no Arkema S.A. shares will be issued).
      As no dilutive instrument was issued in any of the three years, diluted earnings per share is equal to earnings per share for each of the three years.

XIV. Information by segment
      Information by segment is prepared on the basis of two separate criteria. The primary criterion is based on the Group’s business segments; the secondary criterion is based on the main geographical areas in which the group operates.
      The financial information for each business segment is reported on the same basis as that used internally by management in assessing segment performance and in allocation of segment resources.
      The Group’s activities are conducted through three business segments: Vinyl Products, Industrial Chemicals and Performance Products.

•	Vinyl Products include chlorochemicals and PVC, vinyl compounds and downstream converting (pipes and profiles). They are used in areas such as water treatment, healthcare, hygiene, electronics, sports and leisure and automobile equipment.

•	Industrial Chemicals brings together acrylics, PMMA, thiochemicals, fluorochemicals and hydrogen peroxide. These intermediates are used as raw materials in numerous industrial sectors such as refrigeration, insulation, production of paper pulp, textiles, pharmaceuticals, animal feed, ink and paint, electronics and the automobile sector.

•	Performance Products brings together technical polymers, specialty chemicals, organic peroxides, additives, urea formaldehyde resins and agrochemicals. They are used in a variety of sectors from transport to sporting equipment, cosmetics to medical equipment, construction, civil engineering and even electronics.
      Functional and financial activities which cannot be directly allocated to operational activities are brought together under a Corporate section.

XV. Main accounting and financial indicators
      The main performance indicators used are as follows:

•	Operating income: this includes all income and expenses other than the cost of debt, equity in income of affiliates and income taxes.

•	Other income and expenses: these correspond to a limited number of well-identified non-recurring items of income and expense of a particularly material nature that the Group presents separately in its income statement in order to facilitate understanding of its recurring operational performance. These items of income and expense are:

—	Impairment losses in respect of non-current assets,

—	Gains or losses on sale of assets,

—	Certain large restructuring and environmental expenses which would hamper the interpretation of recurring operating income,

—	Certain expenses related to litigation and claims whose nature is not directly related to ordinary operations,

—	Costs related to the Spin-Off of Arkema’s Businesses.

•	Recurring operating income: this is calculated as the difference between operating income and other income and expenses as previously defined.

•	Recurring EBITDA: this corresponds to recurring operating income increased by depreciation and amortization.

•	Working capital: this corresponds to the difference between inventories, accounts receivable, prepaid expenses and other current assets and tax receivables on the one hand and accounts payable, other creditors and accrued liabilities and income tax liabilities on the other hand.

•	Capital employed: this is calculated by aggregating the net carrying amounts of intangible assets, property, plant and equipment, equity affiliate investments, other investments, other non-current assets (excluding deferred tax assets) and working capital.

•	Net debt: this is the difference between current and non-current debt and cash and cash equivalents.

XVI. Cash flow statements
      Cash flows in foreign currencies are translated into euros using the average exchange rates during the year. Cash flow statements exclude foreign exchange differences arising from the translation into euros of assets and liabilities recognized in balance sheets denominated in foreign currencies at the end of the period (except for cash and cash equivalents). In consequence, cash flows cannot be recalculated on the basis of the amounts shown in the balance sheet. Changes in short-term borrowings and bank overdrafts are included in cash flows from financing activities.

XVII. New accounting standards and interpretations which are not yet applicable
      The standards and interpretations published, respectively, by the IASB (International Accounting Standards Board) and the IFRIC (International Financial Reporting Interpretations Committee) that are not yet in force and which have not been applied early in the Group’s financial statements at December 31, 2005 should not have a material effect on the Group’s financial statements for 2006.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS
      All amounts are expressed in millions of euros unless otherwise indicated.

1.	Information by business segment
      Information by business segment is presented on the same basis as that used internally in the preparation of management reporting. It represents the internal segment financial information used to manage and assess the Group’s performance. The Group’s activities are conducted through three business segments: Vinyl Products, Industrial Chemicals and Performance Products.
      Operating income and assets are allocated between business segments prior to inter-segment adjustments. Sales prices between segments approximate market prices.
      Because of their unusual or particularly material nature, certain transactions are monitored at Group level and are excluded from the business segments.

	2003

	Vinyl	Industrial	Performance		Group
	Products	Chemicals	products	Corporate	total

	(In millions of euros)
Non-Group sales	1 219	2 020	1 802	6	5 047
Inter-segment sales	78	133	19	—
Total sales	1 297	2 153	1 821	6

Recurring operating income	(59)	72	27	(88)	(48)

Other income and expenses	(7)	(42)	(9)	(217)	(275)
Operating income	(66)	30	18	(305)	(323)

Equity in income of affiliates	2	—	—	—	2
Details of significant non-cash expenses by segment:
Depreciation and amortization	(60)	(119)	(105)	(13)	(297)
Asset impairment(1)	—	—	—	(1)	(1)
Changes in non-current provisions recognized through income	12	(17)	(17)	(206)	(228)
Recurring EBITDA	1	191	132	(75)	249
Intangible assets & Property, plant, and equipment, net	371	814	717	60	1 962
Investments in equity affiliates	32	39	2	2	75
Non-current assets (excluding deferred income tax assets)	100	67	13	48	228
Working capital	239	375	468	(17)	1 065

Capital employed	742	1 295	1 200	93	3 330
Provisions	(151)	(159)	(142)	(489)	(941)
Deferred income tax assets	—	—	—	41	41
Deferred income tax liabilities	—	—	—	(58)	(58)
Net debt	—	—	—	(66)	(66)
Intangible assets and property, plant, and equipment additions(2)	72	121	102	1	296

(1)	No reversals of provisions for impairment were recognized in 2003.

(2)	Including additions recognized in accordance with IFRIC 4.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

	2004

	Vinyl	Industrial	Performance		Group
	Products	Chemicals	products	Corporate	total

	(In millions of euros)
Non-Group sales	1 367	2 143	1 800	8	5318
Inter-segment sales	74	152	19	1
Total sales	1 441	2 295	1 819	9

Recurring operating income	(16)	106	(4)	(75)	11

Other income and expenses	(299)	(47)	(102)	(157)	(605)
Operating income	(315)	59	(106)	(232)	(594)

Equity in income of affiliates	6	—	1	—	7
Details of significant non-cash expenses by segment:
Depreciation and amortization	(60)	(114)	(103)	(13)	(290)
Asset impairment(1)	(300)	(24)	(105)	(43)	(472)
Changes in non-current provisions recognized through income	3	(22)	(14)	34	1
Recurring EBITDA	44	220	99	(62)	301
Employees at year end	5 250	6 200	7 106	—	18 556
Intangible assets & Property, plant, and equipment, net	90	781	587	15	1 473
Investments in equity affiliates	31	41	2	6	80
Non-current assets (excluding deferred income tax assets)	93	57	18	45	213
Working capital	275	372	485	31	1 163

Capital employed	489	1 251	1 092	97	2 929
Provisions	(155)	(175)	(156)	(454)	(940)
Deferred income tax assets	—	—	—	48	48
Deferred income tax liabilities	—	—	—	(43)	(43)
Net debt	—	—	—	241	241
Intangible assets and property, plant, and equipment additions(2)	59	135	100	6	300

(1)	No reversals of provisions for impairment were recognized in 2004.

(2)	Including additions recognized in accordance with IFRIC 4.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

	2005

	Vinyl	Industrial	Performance		Group
	Products	Chemicals	products	Corporate	total

	(In millions of euros)
Non-Group sales	1 387	2 406	1 907	10	5 710
Inter-segment sales	82	178	16	(1)
Total sales	1 469	2 584	1 923	9

Recurring operating income	8	204	19	(103)	128

Other income and expenses	(218)	(152)	(56)	(88)	(514)
Operating income	(210)	52	(37)	(191)	(386)

Equity in income of affiliates	5	1	1	—	7
Details of significant non-cash expenses by segment:
Depreciation and amortization	(12)	(112)	(90)	(13)	(227)
Asset impairment(1)	(49)	(134)	(23)	—	(206)
Changes in non-current provisions recognized through income	(114)	(14)	(36)	38	(126)
Recurring EBITDA	20	316	109	(90)	355
Employees at year end	4 889	6 035	6 794	—	17 718
Intangible assets & Property, plant, and equipment, net	75	667	637	21	1 400
Investments in equity affiliates	38	47	4	—	89
Non-current assets (excluding deferred income tax assets)	86	87	18	38	229
Working capital	310	504	547	(13)	1 348

Capital employed	510	1 305	1 206	47	3 068
Provisions	(245)	(181)	(186)	(474)	(1 086)
Deferred income tax assets	—	—	—	108	108
Deferred income tax liabilities	—	—	—	(58)	(58)
Net debt	—	—	—	567	567
Intangible assets and property, plant, and equipment additions(2)	61	145	117	10	333

(1)	No reversals of provisions for impairment were recognized in 2005.

(2)	Including additions recognized in accordance with IFRIC 4.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

2.	Information by geographical area

	2003

		Rest of			Rest of
	France	Europe	NAFTA(1)	Asia	the world	Total

	(In millions of euros)
Non-Group sales	898	2 052	1 227	591	279	5 047
Capital employed	1 691	503	960	153	23	3 330
Intangible assets and property, plant, and equipment additions(2)	163	25	97	11	—	296

(1)	NAFTA: United States, Canada, Mexico.

(2)	Including additions recognized in accordance with IFRIC 4.

	2004

		Rest of			Rest of
	France	Europe	NAFTA(1)	Asia	the world	Total

	(In millions of euros)
Non-Group sales	935	2 233	1 246	660	244	5 318
Capital employed	1 476	500	774	154	25	2 929
Intangible assets and property, plant, and equipment additions(2)	177	32	81	10	—	300
Employees at year end	11 618	2 895	2 786	1 139	118	18 556

(1)	NAFTA: United States, Canada, Mexico.

(2)	Including additions recognized in accordance with IFRIC 4.

	2005

		Rest of			Rest of
	France	Europe	NAFTA(1)	Asia	the world	Total

	(In millions of euros)
Non-Group sales	1 055	2 209	1 456	724	266	5 710
Capital employed	1 594	449	817	172	36	3 068
Intangible assets and property, plant, and equipment additions(2)	221	37	68	6	1	333
Employees at year end	10 970	2 723	2 758	1 173	94	17 718

(1)	NAFTA: United States, Canada, Mexico.

(2)	Including additions recognized in accordance with IFRIC 4.
     Non-Group sales are presented on the basis of the geographic location of customers. Capital employed is presented on the basis of the location of the assets in question.

3.	Research and development expenses
      Research and development expenses include salaries, purchases, sub-contracting costs, depreciation and amortization.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

4.	Other income and expenses

	31.12.03		31.12.2004		31.12.2005

	Expenses	Income	Expenses	Income	Expenses	Income

	(In millions of euros)
Restructuring and environmental charges	(91)	2	(114)	2	(260)	8
Goodwill impairment charges	—	—	(80)	—	(48)	—
Asset impairment charges (other than goodwill)	—	—	(392)	—	(158)	—
Litigation and claims	(179)	—	(28)	—	(31)	—
Gains (losses) on sales of assets	(14)	7	—	7	(1)	2
Other	—	—	—	—	(26)	—

Total other income and expenses	(284)	9	(614)	9	(524)	10

No reversals of provisions for impairment were recognized in 2003, 2004 or 2005.

•	In 2003
      Restructuring and environmental costs mainly relate to reorganizations carried out in France for an amount of €76 million, including the sale of Brominated compounds (€20 million), the transfer of production of EVA (€19 million), the closure of the Brignoud site (€14 million) and pre-retirement plans (€ 23 million).
      Expenses relating to litigation and claims mainly correspond to provisions recognized in respect of proceedings in progress in Europe and the United States pertaining to antitrust legislation.

•	In 2004
      Restructuring and environmental costs mainly include expenses related to pre-retirement programs in France (€63 million), to restructuring of the acrylic sheets business — mainly in the Netherlands (€14 million) and to environmental liabilities (€ 16 million, mainly in France).
      Asset impairment mainly relates to impairment losses recognized on Vinyl Products, Industrial Chemicals and Performance Products assets.
      Expenses relating to litigation and claims mainly correspond to provisions recognized in respect of proceedings in progress in Europe and the United States pertaining to antitrust legislation.

•	In 2005
      Restructuring and environmental costs mainly include expenses related to the consolidation of the chlorochemicals business in France (€128 million), to a partial restructuring of the thiochemicals business in the USA (€18 million) and to environmental liabilities (mainly in France, for € 63 million).
      Asset impairment mainly relates to impairment losses recognized on Vinyl Products, Industrial Chemicals and Performance Products assets. The breakdown by segment is provided in note 1 “Information by business segment”. Future cash flows, which took account of specific risks related to these assets, were discounted at an after tax rate of 7.5%.
      Expenses relating to litigation and claims mainly correspond to provisions recognized in respect of proceedings in progress in Europe and the United States pertaining to antitrust legislation, taking account of the indemnities granted by TOTAL.
      Other expenses mainly include costs related to the Spin-Off of Arkema’s Businesses.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

5.	Cost of debt
      The cost of debt amounts to €8 million at December 31, 2005. The average interest rate applied in the year was 2.25%. For 2003 and 2004, the cost of debt amounted respectively to 5 million and € 3 million and the average interest rate applied was, respectively, 2.48% and 2.22%.

6.	Income taxes
      The income tax expense is broken down as follows:

	31.12.2003	31.12.2004	31.12.2005

	(In millions of euros)
Current income taxes	(43)	(57)	(69)
Deferred income taxes	(9)	21	28
Total income taxes	(52)	(36)	(41)
      The analysis by source of the net deferred tax asset is as follows, before offset of assets and liabilities at fiscal entity level:

	31.12.2003	31.12.2004	31.12.2005

	(In millions of euros)
Tax loss and tax credit carryforwards	—	—	—
Provisions for pensions and similar obligations	84	87	85
Other temporarily non-deductible provisions(1)	111	213	328
Gross deferred tax assets	195	300	413
Valuation allowance	(52)	(149)	(225)
Excess tax over book depreciation	72	64	81
Other temporary tax deductions	88	82	57
Gross deferred tax liabilities	160	146	138
Net deferred tax (liabilities) assets	(17)	5	50

(1)	See notes 4 and 15.
     After offset of assets and liabilities at fiscal entity level, deferred taxes are presented as follows in the balance sheet:

	31.12.2003	31.12.2004	31.12.2005

	(In millions of euros)
Deferred tax assets	41	48	108
Deferred tax liabilities	58	43	58
Net deferred tax (liabilities) assets	(17)	5	50

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

Reconciliation between income tax expense and pre-tax income

	31.12.2003	31.12.2004	31.12.2005

	(In millions of euros)
Net income	(378)	(626)	(428)
Income taxes	(52)	(36)	(41)
Pre-tax income	(326)	(590)	(387)
French corporate tax rate	35.43%	34.93%	34.93%
Theoretical tax income (expense)	116	206	135
Difference between French and foreign income tax rates	(2)	11	(2)
Tax effect of equity in income of affiliates	—	2	2
Permanent differences	(2)	(82)	5
Change in valuation allowance	(4)	(20)	(25)
Deferred tax assets not recognized(1)	(160)	(159)	(160)
Research tax credits	—	6	4
Income taxes per the income statement	(52)	(36)	(41)

(1)	These are mainly comprised of losses used in the TOTAL group tax consolidation.
     The French corporate tax rate includes the standard tax rate (33.33%) and additional taxes applicable in each year, which bring the overall income tax rate to 35.43% in 2003 and 34.93% in 2004 and 2005.

Time limits for carryforward of tax losses and tax credits
      The Group has tax losses carryforwards and tax credits which can be used up to their year of expiry indicated in the table below:

	31.12.2003		31.12.2004		31.12.2005

		Tax		Tax		Tax
	Base	Amount*	Base	Amount*	Base	Amount*

	(In millions of euros)
2004
2005	2	1	2	1	—	—
2006	10	3	10	3	10	3
2007	5	1	5	1	6	2
2008	3	1	2	1	3	1
2009 and beyond	7	2	14	4	33	11
Tax losses that can be carried forward indefinitely	87	31	100	38	119	41
Total	114	39	133	48	171	59
Tax credits that can be carried forward indefinitely	—	1	—	7	—	5

*	These tax losses and tax credits have not given rise to recognition of deferred tax assets in the balance sheet.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

7.	Intangible assets

		Other intangible
	Goodwill	assets	Total

	(In millions of euros)
Gross value
As of January 1, 2003	646	400	1046
Acquisitions	—	13	13
Disposals	—	(5)	(5)
Changes in scope	—	—	—
Translation adjustments	(99)	(30)	(129)
Reclassifications	—	8	8
As of December 31, 2003	547	386	933

Accumulated amortization and impairment
As of January 1, 2003	(428)	(335)	(763)
Amortization	—	(29)	(29)
Impairment through the income statement	—	—	—
Disposals	—	4	4
Changes in scope	46	(1)	45
Translation adjustments	64	25	89
Reclassifications	—	(8)	(8)
As of December 31, 2003	(318)	(344)	(662)

Net
As of January 1, 2003	218	65	283
As of December 31, 2003	229	42	271

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

		Other intangible
	Goodwill	assets	Total

	(In millions of euros)
Gross value
As of January 1, 2004	547	386	933
Acquisitions	—	5	5
Disposals	—	(5)	(5)
Changes in scope	3	—	3
Translation adjustments	(34)	(11)	(45)
Reclassifications	—	45	45
As of December 31, 2004	516	420	936
Accumulated amortization and impairment
As of January 1, 2004	(318)	(344)	(662)
Amortization	—	(23)	(23)
Impairment through the income statement	(80)	(6)	(86)
Disposals	—	3	3
Changes in scope	(2)	—	(2)
Translation adjustments	28	9	37
Reclassifications	1	(32)	(31)
As of December 31, 2004	(371)	(393)	(764)
Net
As of January 1, 2004	229	42	271
As of December 31, 2004	145	27	172

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

		Other intangible
	Goodwill	assets	Total

	(In millions of euros)
Gross value
As of January 1, 2005	516	420	936
Acquisitions	—	24	24
Disposals	8	(40)	(32)
Changes in scope	—	—	—
Translation adjustments	68	22	90
Reclassifications	4	41	45
As of December 31, 2005	596	467	1 063
Accumulated amortization and impairment
As of January 1, 2005	(371)	(393)	(764)

Amortization	—	(15)	(15)
Impairment through the income statement	(48)	(2)	(50)
Disposals	(8)	40	32
Changes in scope	—	—	—
Translation adjustments	(56)	(19)	(75)
Reclassifications	(2)	(40)	(42)
As of December 31, 2005	(485)	(429)	(914)

Net
As of January 1, 2005	145	27	172
As of December 31, 2005	111	38	149
In 2003, 2004 and 2005, other intangible assets are mainly composed of patents, trademarks, software and licenses.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

8.	Property, plant and equipment

			Other
		Complex	property,
	Land and	industrial	plant and	Construction
	buildings	facilities	equipment	in progress	Total

	(In millions of euros)
Gross value
As of January 1, 2003	1 033	3 174	1 320	211	5 738
Acquisitions	32	80	15	156	283
Disposals	(19)	(79)	(28)	—	(126)
Changes in scope	—	12	—	—	12
Translation adjustments	(54)	(203)	(15)	(11)	(283)
Reclassifications	190	(86)	84	(187)	1
As of December 31, 2003	1 182	2 898	1 376	169	5 625

Accumulated depreciation and impairment
As of January 1, 2003	(664)	(2 426)	(854)	—	(3 944)
Depreciation and impairment through the income statement	(47)	(128)	(92)	—	(267)
Disposals	14	77	19	—	110
Changes in scope	—	—	—	—	—
Translation adjustments	26	136	5	—	167
Reclassifications	(145)	142	3	—	—
As of December 31, 2003	(816)	(2 199)	(919)	—	(3 934)

Net
As of January 1, 2003	369	748	466	211	1 794
As of December 31, 2003	366	699	457	169	1 691
No reversals of provisions for impairment were recognized in 2003.
     At December 31, 2003, other property, plant and equipment is mainly comprised of machinery and tools with a gross value of €764 million and accumulated depreciation and provisions for impairment of € 527 million.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

			Other
		Complex	property,
	Land and	industrial	plant and	Construction in
	buildings	facilities	equipment	progress	Total

	(In millions of euros)
Gross value
As of January 1, 2004	1 182	2 898	1 376	169	5 625
Acquisitions	10	62	15	208	295
Disposals	(21)	(84)	(51)	—	(156)
Changes in scope	—	1	—	—	1
Translation adjustments	(18)	(71)	(5)	(8)	(102)
Reclassifications	10	63	61	(137)	(3)
As of December 31, 2004	1 163	2 869	1 396	232	5 660
Accumulated depreciation and impairment
As of January 1, 2004	(816)	(2 199)	(919)	—	(3 934)
Depreciation and impairment through the income statement	(82)	(394)	(151)	(12)	(639)
Disposals	19	82	47	—	148
Changes in scope	—	(1)	—	—	(1)
Translation adjustments	9	57	2	—	68
Reclassifications	26	(25)	(2)	—	(1)
As of December 31, 2004	(844)	(2 480)	(1 023)	(12)	(4 359)
Net
As of January 1, 2004	366	699	457	169	1 691
As of December 31, 2004	319	389	373	220	1 301
No reversals of provisions for impairment were recognized in 2004.
     At December 31, 2004, other property, plant and equipment is mainly comprised of machinery and tools with a gross value of €881 million and accumulated depreciation and provisions for impairment of €683 million. Impairment of property, plant & equipment recognized in 2004 amounted to € 376 million.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

			Other
		Complex	property,
	Land and	industrial	plant and	Construction
	buildings	facilities	equipment	in progress	Total

	(In millions of euros)
Gross value
As of January 1, 2005	1 163	2 869	1 396	232	5 660
Acquisitions	30	102	21	156	309
Disposals	(22)	(52)	(40)	—	(114)
Changes in scope	—	—	—	—	—
Translation adjustments	49	151	11	11	222
Reclassifications	57	(40)	77	(175)	(81)
As of December 31, 2005	1 277	3 030	1 465	224	5 996
Accumulated depreciation and impairment
As of January 1, 2005	(844)	(2 480)	(1 023)	(12)	(4 359)
Depreciation and impairment through the income statement	(109)	(154)	(92)	(17)	(372)
Disposals	20	52	38	—	110
Changes in scope	—	—	—	—	—
Translation adjustments	(25)	(112)	(4)	—	(141)
Reclassifications	39	68	(109)	19	17
As of December 31, 2005	(919)	(2 626)	(1 190)	(10)	(4 745)
Net
As of January 1, 2005	319	389	373	220	1 301
As of December 31, 2005	358	404	275	214	1 251
No reversals of provisions for impairment were recognized in 2005.
     At December 31, 2005, other property, plant and equipment is mainly comprised of machinery and tools with a gross value of €1,141 million and accumulated depreciation and provisions for impairment of €939 million. Impairment of property, plant & equipment recognized in 2005 amounted to € 156 million.
      The figures above include the following amounts in respect of assets held under finance lease arrangements:

			31/12/2005
	31/12/2003	31/12/2004
				Depreciation &
	Net value	Net value	Gross Value	Impairment	Net value

	(In millions of euros)
Complex industrial facilities	31	—	24	20	4
      They mainly correspond to leases of transport barges and of a hydrogen production unit located at Lacq.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

9.	Equity affiliates: investments and loans

	% ownership			Equity value			Equity in income

	31.12.2003	31.12.2004	31.12.2005	31.12.2003	31.12.2004	31.12.2005	31.12.2003	31.12.2004	31.12.2005

	(In millions of euros)
American Accryl NA LLC (DE)	50%	50%	50%	22	25	31	—	—	—
Qatar Vinyl Company Limited Q.S.C.	13%	13%	13%	16	19	27	1	6	6
Oxochimie	50%	50%	50%	15	16	16	—	—	—
Vinilis	35%	35%	35%	11	11	11	—	—	—
Arkema Yoshitomi Ltd	49%	49%	49%	4	5	4	—	1	1
Arkema Colombia S.A.	83%	83%	—	4	3	—	1	—	—
Water Treatment Solutions	50%	50%	—	1	1	—	—	—	—
Investments	—	—	—	73	80	89	2	7	7
Loans	—	—	—	2	—	—	—	—	—

Total	—	—	—	75	80	89	2	7	7

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

10.	Other investments
      Other investments include the Group’s investments in various non-listed companies, including Soficar and companies that distribute Arkema products.
      The main movements in 2003, 2004 and 2005 are as follows:

As of January 1, 2003	15
Acquisitions	4
Disposals	(1)
Valuation allowance	5
Changes in scope	—
Translation adjustments	—
Other movements

As of December 31, 2003	23

As of January 1, 2004	23
Acquisitions	3
Disposals	(1)
Valuation allowance	(3)
Changes in scope	—
Translation adjustments	—
Other movements

As of December 31, 2004	22

As of January 1, 2005	22
Acquisitions	7
Disposals	(3)
Valuation allowance	(4)
Changes in scope	—
Translation adjustments	—
Other movements

As of December 31, 2005	22

11.	Other non-current assets

			31.12.2005
	31.12.2003	31.12.2004
				Provision for
	Net value	Net value	Gross value	impairment	Net value

	(In millions of euros)
Loans and advances(1)	188	175	201	(9)	192
Security deposits paid	17	16	15	—	15

Total	205	191	216	(9)	207

(1) Excluding loans to equity affiliates (see note 9).
     Loans and advances are notably comprised of an advance paid to EDF in 1995, representing a contractual right (guaranteed delivery of a minimum quantity of electricity for 25 years).

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

12.	Inventories

	31.12.2003	31.12.2004	31.12.2005

	(In millions of euros)
Inventories (cost)	1 105	1 063	1 209

Opening valuation allowance	(81)	(83)	(72)
Net reversal in year	(4)	10	(12)
Change in scope	—	—	—
Translation adjustments	3	1	(1)

Closing valuation allowance	(83)	(72)	(85)
Inventories (net)	1 022	991	1 124

Of which:
Raw materials and spare parts	360	332	384
Finished products	662	659	740

13.	Accounts receivable, prepaid expenses and other current assets
      At December 31, 2005, accounts receivable are stated net of a bad debt provision of €41 million (the bad debt provision was, respectively, €37 million at December 31, 2004 and €45 million at December 31, 2003). Prepaid expenses and other current assets are mainly comprised of various tax receivables from governments in an amount of €290 million (respectively €265 million at December 31, 2004 and € 121 million at December 31, 2003).

14.	Shareholders’ equity
      In the calculation of earnings per share, the number of shares retained was 60 594 978 (see note B — Accounting policies — section XIII).

15.	Provisions

	Pension and
	similar post
	employment	Litigation
	benefit	and	Environmental
	obligations	claims	contingencies	Restructuring	Other	Total

	(In millions of euros)
As of January 1, 2003	308	56	179	60	111	714
Increases in provisions	56	195	5	79	19	354
Reversals of provisions on use	(25)	(7)	(26)	(31)	(31)	(120)
Reversals of unused provisions	(10)	—	—	—	(1)	(11)
Changes in scope	—	—	—	—	(17)	(17)
Translation adjustments	(4)	(1)	(17)	—	(5)	(27)
Other	(10)	(11)	8	1	60	48

As of December 31, 2003	315	232	149	109	136	941

Of which less than one year	25*	49	23	45	32
Of which more than one year		183	126	64	104

* This amount relates to amounts payable under the CASAIC plan

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

	Pension and
	similar post
	employment	Litigation
	benefit	and	Environmental
	obligations	claims	contingencies	Restructuring	Other	Total

	(In millions of euros)
As of January 1, 2004	315	232	149	109	136	941
Increases in provisions	57	36	34	29	65	221
Reversals of provisions on use	(55)	(48)	(23)	(40)	(25)	(191)
Reversals of unused provisions	(11)	—	—	(2)	(4)	(17)
Changes in scope	—	—	—	—	1	1
Translation adjustments	(2)	(1)	(7)	—	(2)	(12)
Other	7	—	2	2	(14)	(3)

As of December 31, 2004	311	219	155	98	157	940

Of which less than one year	33 *	13	20	29	21
Of which more than one year		206	135	69	136

* This amount relates to amounts payable under the CASAIC plan

	Pension and
	similar post
	employment	Litigation
	benefit	and	Environmental
	obligations	claims	contingencies	Restructuring	Other	Total

	(In millions of euros)
As of January 1, 2005	311	219	155	98	157	940
Increases in provisions	70	31	110	92	82	385
Reversals of provisions on use	(88)	(13)	(45)	(43)	(58)	(247)
Reversals of unused provisions	(1)	(1)	—	(13)	(4)	(19)
Changes in scope	4	—	—	—	—	4
Translation adjustments	5	3	13	1	7	29
Other	1	(4)	8	(5)	(6)	(6)

As of December 31, 2005	302	235	241	130	178	1 086

Of which less than one year	31 *	10	36	30	23
Of which more than one year		225	205	100	155

* This amount relates to amounts payable under the CASAIC plan.
Provisions for pensions and similar benefits
      At December 31, 2005, provisions for pensions and similar benefits are mainly comprised of a Group pre-retirement plan in an amount of €45 million, pension benefits of €171 million and other benefits of € 74 million. Other benefits are mainly comprised of healthcare plans.
      In accordance with the laws and practices of each country, Arkema participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the national bodies responsible for the payment of benefits.
      These plans are either defined contribution plans or defined benefit plans. In certain cases they can be either partly or totally funded by investments in dedicated plan assets, mutual funds, general funds of

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)
insurance companies or other assets. For defined contribution plans, expenses correspond to contributions paid.
      The Group’s benefit obligations are mainly located in France, the United States, the Netherlands and Germany. The principal benefit obligations in respect of which funding has been put in place are pension benefits in France, the United States and the Netherlands. In France, supplementary pension plans closed up to 1973 at the latest, concerning an active working population, were subject to a transfer of pension rights to an insurance company.
      The expense is as follows:

	Pension obligations

Components of net periodic benefit expense (income)	31.12.03	31.12.04	31.12.05

Service cost	20	21	22
Interest cost	19	22	25
Expected return on plan assets	(13)	(19)	(21)
Actuarial gains and losses recognized	—	—	—
Past service cost recognized	(2)	—	7
Curtailments and settlements	(1)	(4)	—
Other	—	—	—
Net periodic benefit expense	23	20	33

	Other obligations

	31.12.03	31.12.04	31.12.05

Service cost	4	2	2
Interest cost	6	3	4
Expected return on plan assets	—	—	—
Actuarial gains and losses recognized	—	—	—
Past service cost recognized	—	—	—
Curtailments and settlements	(4)	—	—
Other	—	—	—
Net periodic benefit expense	6	5	6
      The actual return on plan assets amounted to € 30 million in 2005.
      The change in the amount of the provision during the different periods was as follows:

	Pension obligations

	31.12.03	31.12.04	31.12.05

Provision at beginning of year	126	146	149
Expense for the year	23	20	33
Contributions made to plan assets	(2)	(4)	(5)
Net benefits paid by the employer	(5)	(8)	(18)
Other	4	(5)	12
Provision at year-end	146	149	171

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

	Other obligations

	31.12.03	31.12.04	31.12.05

Provision at beginning of year	65	67	69
Expense for the year	6	5	6
Contributions made to plan assets	—	—	—
Net benefits paid by the employer	(2)	(2)	(3)
Other	(2)	(1)	2
Provision at year-end	67	69	74

Valuation of benefit obligations and provisions at December 31:

	Pension obligations

Change in actuarial value of benefit obligation	31.12.03	31.12.04	31.12.05

Benefit obligation at beginning of year	366	440	442
Service cost	20	21	22
Interest cost	19	22	25
Curtailments	(6)	(14)	—
Settlements	—	—	—
Specific termination benefits	—	—	—
Plan participant’s contributions	—	1	1
Benefits paid	(5)	(10)	(21)
Plan amendments	—	(1)	7
Actuarial loss (gain)	—	(5)	58
Change in scope	62	2	(2)
Translation adjustment and other	(16)	(14)	61
Benefit obligation at year-end	440	442	593

	Other obligations

Change in actuarial value of benefit obligation	31.12.03	31.12.04	31.12.05

Benefit obligation at beginning of year	65	67	80
Service cost	4	2	2
Interest cost	6	4	4
Curtailments	(4)	—	—
Settlements	—	—	—
Specific termination benefits	—	—	—
Plan participant’s contributions	—	—	—
Benefits paid	(2)	(2)	(3)
Plan amendments	—	—	—
Actuarial loss (gain)	—	11	14
Change in scope	—	—	—
Translation adjustment and other	(2)	(2)	2
Benefit obligation at year-end	67	80	99

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)
      Plan assets are mainly located in the United States, France and the Netherlands. They are mainly comprised of mutual funds, general funds of insurance companies and shares.

	Pension obligations

Change in fair value of plan assets	31.12.03	31.12.04	31.12.05

Fair value of plan assets at beginning of year	(240)	(294)	(297)
Expected return on plan assets	(13)	(19)	(21)
Curtailments	5	10	—
Settlements	—	—	—
Plan participants contribution’s	—	(1)	(1)
Employer contributions	(2)	(4)	(5)
Benefits paid from plan assets	—	2	3
Actuarial gains and losses	—	2	(9)
Changes in scope	(63)	(4)	—
Translation adjustment and other	19	11	(47)
Fair value of plan assets at year-end	(294)	(297)	(377)

	Pension obligations

Balance sheet provision for benefit obligations	31.12.03	31.12.04	31.12.05

Actuarial value of unfunded obligations	42	41	109
Actuarial value of funded obligations	398	401	484
Fair value of plan assets	(294)	(297)	(377)
(Surplus)/ Deficit of assets versus benefit obligations	146	145	216
Unrecognized actuarial gains and losses	—	5	(44)
Unrecognized past service cost	—	(1)	(1)
Asset ceiling	—	—	—
Net balance sheet provision	146	149	171
Provision recognized in liabilities	147	152	181
Amount recognized in assets	(1)	(3)	(10)

	Other obligations

	31.12.03	31.12.04	31.12.05

Actuarial value of unfunded obligations	67	80	99
Actuarial value of funded obligations	—	—	—
Fair value of plan assets	—	—	—
(Surplus)/ Deficit of assets versus benefit obligations	67	80	99
Unrecognized actuarial gains and losses	—	(11)	(25)
Unrecognized past service cost	—	—	—
Asset ceiling	—	—	—
Net balance sheet provision	67	69	74
Provision recognized in liabilities	67	69	74
Amount recognized in assets	—	—	—

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

Actuarial assumptions
Principal assumptions in % terms

	Eurozone	USA	Eurozone	USA	Eurozone
	2003	2003	2004	2004	2005	USA 2005

Discount rate	3.60 - 5.25	6.00	2.78 - 5.25	5.75	3.00 - 5.25	5.25
Expected return on plan assets	3.46 - 6.06	7.80	3.46 - 6.18	7.70	4.00 - 7.06	7.35
Rate of increase in salaries	1.80 - 3.00	4.00	1.80 - 3.00	4.00	1.50 - 3.75	4.00
Rate of increase of healthcare costs	2.00 - 4.00	5.00	2.00 - 4.00	5.00	4.00	4.00 - 6.00

Litigation and claims
      These mainly correspond to provisions recognized in respect of proceedings in progress in Europe and the United States pertaining to antitrust legislation. Releases correspond to the payment of fines.
Environmental contingencies
      Provisions for environmental contingencies are recognized to cover expenses related to soil and water table clean-up, mainly:

•	In France for €119 million at December 31, 2005 (€66 million at December 31, 2004 and € 60 million at December 31, 2003), and

•	In the USA for €102 million at December 31, 2005 (€82 million at December 31, 2004 and €86 million at December 31, 2003) of which €78 million in respect of former industrial sites at that date (€58 million at December 31, 2004 and € 65 million at December 31, 2003).

Restructuring provisions
      Restructuring provisions are mainly in respect of restructuring of activities in France for €105 million at December 31, 2005 (€73 million at December 31, 2004 and €99 million at December 31, 2003), in the USA for €12 million and in respect of the restructuring of the acrylic sheets business, mainly in the Netherlands, for €8 million (€ 14 million at December 31, 2004).

Other provisions
      Other provisions are mainly comprised of long-service awards of €51 million at December 31, 2005 (€48 million at December 31, 2004 and €49 million at December 31, 2003), provisions for removal of asbestos of €30 million at December 31, 2005 (€17 million at December 31, 2004 and €8 million at December 31, 2003) and provisions for customer guarantees of €10 million at December 31, 2005 (€11 million at December 31, 2004 and € 12 million at December 31, 2003).

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

16.	Debt
      Debt is principally at variable rate and is denominated in euros.

Non-current debt
      At December 31, 2005, non-current debt is comprised of long-term credit lines drawn by the Group, as well as the portion of finance lease obligations payable more than one year hence. The breakdown by maturity (excluding current maturities) is as follows:

As of December 31	2003	%	2004	%	2005	%

	(In millions of euros)
2005	7	10%	NA	NA	NA	NA
2006	8	12%	10	16%	NA	NA
2007	6	9%	8	13%	7	12%
2008	14	20%	15	24%	16	28%
2009	5	7%	8	12%	6	10%
2010	4	7%	5	8%	5	8%
2011 and beyond	24	35%	17	27%	25	42%

Total	68	100%	63	100%	59	100%

Current debt
      The amounts included in this caption are comprised of short-term financial debt and bank overdrafts. They exclude positive cash balances which are recognized in cash and cash equivalents in assets. Current debt amounted to €575 million in 2005 (€ 255 million in 2004, 0 in 2003).

17.	Other creditors and accrued liabilities
      Other creditors and accrued liabilities are mainly comprised of employee related payables (at December 31, 2003: €227 million, at December 31, 2004: €172 million and at December 31, 2005: €152 million) and payables to governments (at December 31, 2003: €76 million, at December 31, 2004: €155 million and at December 31, 2005: € 149 million).

18.	Contingent liabilities

a) Environment
      The Group’s business activities are subject to constantly changing local, national and international regulations on the environment and safety, which entail meeting increasingly complex and restrictive requirements. In this regard, these activities can involve a risk of Arkema’s liability being called upon, particularly in respect of cleanup of sites and industrial safety.
      Taking account of the information available, agreements signed with Total, and the provisions for environmental contingencies recognized respectively in the accounts at December 31, 2003, 2004 and 2005, Arkema’s management considers that the environmental liabilities identified at this point are valued and recognized to the best of their knowledge at these dates. However if laws, regulations or government policy in respect of environmental matters were to change, Arkema’s obligations could change, which could lead to additional costs.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

Clean-up of sites
      The competent authorities have made, are making or may in the future make specific demands that the Group rehabilitate or control emissions at certain sites that it is currently operating, or that it operated or disposed of in the past, at neighboring sites or at sites where the Group stored or disposed of waste.

Sites currently in operation:
      Arkema has many sites of which a certain number are probably polluted in view of their age and the range of activities that are carried out on them, or that were carried out on them in the past. As regards these sites, certain situations have been identified and Arkema has already carried out certain clean-up work, or otherwise developed action plans and recognized provisions in order to cover future clean-up work.
      In the light of (i) the uncertainties over the technical means to be implemented, (ii) potential issues that are unknown (iii) uncertainties over the actual time required for remediation compared with the estimated time (e.g. “pump and treat”), and (iv) potential changes in regulations, the possibility that the expenses that the Group will incur will be higher than the amounts covered by provisions cannot be excluded. These potential excess costs relate mainly to the sites in Calvert City (Kentucky, United States), Carling (Moselle, France), Günzburg (Germany), Jarrie (Isère, France), Loison (Pas de Calais, France), Pierre-Bénite (Rhone, France), Riverview (Michigan, United States), Saint-Auban (Alpes de Haute Provence, France) and Rotterdam (the Netherlands) and could adversely affect the Group’s business, results and financial condition.

Closed industrial sites (Former industrial sites):
      Total has directly or indirectly taken over the closed industrial sites (see paragraph A. “Basis of preparation of the combined financial statements” section IV.1).

CO2 emissions allowances
      In the context of the Kyoto Protocol, the European Directive of October 13, 2003 established a scheme for green-house gases emission allowance trading within the European Union. In 2005, in accordance with the national plan for allocation of allowances prepared by each member State, Group companies were allocated allowances for the first year of the period 2005-2007 for sixteen sites concerned (fifteen in France and one in Italy). This allowance, which will be renewed for 2006 and 2007, is close to the Group’s own estimate of emissions over this period. So during the period under consideration, it looks as though the Group will not have to purchase allowances in a significant amount.

b) Litigation, claims and proceedings in progress

Antitrust investigations
      Following investigations into certain commercial practices in the chemicals industry in the United States, Arkema is subject to investigations and to civil liability claims in the United States and Canada for violations of antitrust laws.
      In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anticompetitive practices involving certain products sold by Arkema or its subsidiaries. Under one of these investigations, in January 2005 the European Commission fined Arkema €13.5 million and jointly fined Arkema and Elf Aquitaine €45 million. Arkema and Elf Aquitaine have appealed to the Court of First Instance of the European Union. Still under these investigations, the Commission notified Arkema, Total S.A. and Elf Aquitaine of statements of objections concerning two product lines in January and August 2005, respectively. Arkema has cooperated with the authorities in these procedures and investigations.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)
      Given the discretionary powers granted to the European Commission for determining fines, it is not currently possible to determine with certainty the outcome of these investigations and lawsuits. In 2005, given the Commission’s stated intention to more severely punish anti-competitive practices and taking into account the Commission’s recent decisions in this area, the Group has reevaluated the amount of the related provisions recorded in its combined financial statements at the end of 2005.
      To cover the risks mentioned above, and taking account of the indemnity received from TOTAL in respect of these risks, the provisions recorded in the Group’s combined financial statements amount to €212.4 million as of December 31, 2005, after release of provisions related to civil liability claims concluded in 2005 and the recognition of an additional allowance of € 30 million.

Occupational illness
      In the manufacture of its products, the Group uses and has used large quantities of toxic or hazardous chemicals. Despite the safety and monitoring procedures that have been instituted at Group level and for each production site, Group employees may have been exposed to such substances and may develop specific pathologies as a result of such exposure.
      In this respect, like most industrial companies, in the past, the Group has used a variety of insulating or heat-proofing materials containing asbestos in its production facilities. Consequently, certain employees, particularly those engaged in maintenance occupations, may have been exposed to such materials before they were gradually eliminated and replaced with substitute products.
      At its French sites, the Group anticipated the regulatory provisions applicable to asbestos (Decrees No. 96-97 and 96-98 of February 7, 1996 and Decree No. 96-1133 of December 24, 1996). The Group made an inventory of asbestos-containing building materials within its premises, notified employees of the results of these investigations and took the collective and individual protective measures required by the applicable laws. Furthermore, with respect to the use of materials containing asbestos fibre, the Group discontinued the use of such fibre, replacing it with substitute materials whenever this was technically possible. In other countries, particularly in the Unites States, the Group complied with applicable laws.
      However, claims for occupational illness related to past asbestos exposure have been filed against the Group, mostly for periods before 1980. Given the latency period of asbestos-related pathologies, a large number of claims for occupational illness is likely to be filed in the years ahead.
      The Group has recognized provisions to cover the risks of employer liability claims related to notified cases of occupational illness.

Other litigation and claims and contingent liabilities

•	Arkema France

—	In 1995, the company Gasco brought a claim for damages against Elf Atochem (the former name of Arkema France) before the court in Ghent (Belgium) in respect of an alleged breach of contract and breach of an exclusivity agreement. At first instance, Gasco obtained a judgment against Atofina for payment of €248,000 by way of damages for breach of contract (payment of that sum has been made) but its claim for breach of the exclusivity agreement was dismissed. Appeal proceedings are pending before the Ghent Court of Appeal. Gasco is asking for the judgment to be reversed insofar as it dismissed the claim for breach of the exclusivity agreement. Under this head it has put forward a claim for € 24 million which the Group considers to be without foundation and which it is challenging both in principle and in its amount. Having regard to the weak basis of the allegations made against it and the defences available to the Group, the Group’s view as the matter currently stands, is that the amount of the provision made for this matter in the accounts is sufficient.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

—	Arkema France supplies various products for the coating of items used in a number of European countries in the manufacture of sanitary treatment facilities. These products are subject to inspection on the part of approved laboratories which must certify their conformity with the applicable sanitary regulations. Arkema France has a dispute with a French laboratory as to the interpretation of the regulations applicable in France as regards regulatory clearance in France of a product even though it is approved in other European Union countries. The Group takes the view that this problem is essentially administrative in nature. However, the possibility that users might seek to attach liability to Arkema France as the supplier cannot be excluded. In the event that such claims were successful, the costs of replacement of the products and the damages that could be claimed could prove to be extremely high.

•	CECA

—	In 1999, the company Intradis commissioned the company Antéa to carry out a survey on a site situated in France which had been used for industrial purposes and in particular by CECA (manufacture of sulphuric acid) and the company Hydro Agri (a fertiliser factory which does not belong to the Group). The survey noted pollution of the soil and water on the site, as well as the existence of pyrites in the open air, and classified the site as in category 1 (a site requiring in-depth investigations and a detailed risk assessment). The company Intradis then made an application to have an expert urgently appointed to determine the nature and extent of the pollution affecting the site and to establish the liability of CECA and Hydro Agri, the owners and operators of the site before its acquisition by the company Intradis. In the absence of a quantified claim, no provision has been made for this dispute in the accounts of the Group.

—	The past environmental engineering activities of CECA have given rise to various claims by third parties. These claims have been transmitted to the Group’s insurers. At this stage, the Group has not considered it necessary to create provisions in excess of the insurance policy deductibles. The possibility cannot be excluded that this activity, which has now ceased, may give rise to further claims in the future.

•	Arkema Inc.

—	Norit Americas, Inc. (Norit) acquired an active carbon production unit from Arkema Inc., located in Pryor (Oklahoma, United States). Initially, Norit made a claim against Arkema Inc. for an indemnity, alleging breach by Arkema Inc. of the provisions of the Clean Air Act on that site. Norit has in fact been served with a violation notice by the Oklahoma Department of Environmental Quality, relating to emissions of particles of sulphur dioxide and nitrogen oxide. While contesting that the offences have been committed, Norit has nevertheless called on Arkema for an injunctive relief against any fines which might arise in these proceedings. The parties have entered into a standstill agreement upon the expiry of which they will continue to proceed with their respective claims. Arkema Inc.’s claim is the payment of the balance of the price of the production unit yet to be paid by Norit, and Norit’s claims are for indemnities in respect of environmental matters. Provisions have been made in the Group’s accounts for this litigation, in amounts which the Group considers to be sufficient.

—	In the United States, the Group is currently involved in a substantial number of proceedings in various courts. These proceedings concern claims by third parties relating to (i) alleged exposure to asbestos on the Group’s sites, or (ii) exposure to products containing asbestos and sold by former subsidiaries of the Group in the United States. Provisions have been made for these proceedings in an amount which the Group considers sufficient.
      However, due to the continuing uncertainties as to the outcome of these proceedings, the Group is not in a position having regard to the information available to it, to estimate the total amount of the claims that

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)
might finally be upheld against it by the various competent courts after the exhaustion of any avenues of appeal.

19.	Off-balance sheet commitments

1.	Commitments given
      The commitments set out in this note do not include commitments in respect of derivatives, which are described in note 20.

1.1. Off-balance sheet commitments given in ordinary course of business
      The main commitments given are summarized in the table below:

	2003	2004	2005

	(In millions of euros)
Guarantees granted(1)	66	56	33
Comfort letters	2	2	2
Share of partnership (EIG) liabilities	7	8	6
Contractual guarantees	7	7	9
Customs and excise guarantees	2	2	2
Total	84	75	52

(1)	These are mainly comprised of bank guarantees issued, notably in favor of local authorities and public bodies (state agencies, water agencies, and environmental agencies) in respect of environmental obligations or concerning classified sites.

1.2. Contractual commitments

•	Irrevocable purchase commitments
      In the normal course of business, Arkema signed multi-year purchase agreements for raw materials and energy (gas and electricity) for the operational requirements of its factories, in order to guarantee the security and continuity of supply at contractually determined prices. These contracts include, in certain cases, clauses which oblige Arkema to take delivery of the minimum volumes as set out in the contract or, otherwise, to pay financial compensation to the supplier. Depending on the case, these commitments are reflected in the purchase agreements in the form of notice periods, indemnification to be paid to the supplier in case of early termination of the contract or “take or pay” clauses. Signature of such contracts over periods of between 1 to 15 years is a normal practice for companies in Arkema ’s business sector in order to cover their needs.
      The total amount of the Group’s purchase commitments of this nature amounted to € 507 million at December 31, 2005 (see maturity schedule below):

Purchase commitments	2004	2005

	(In millions
	of euros)
2004	NA	NA
2005	182	NA
2006	81	235
2007	71	113
2008	26	89
2009 until expiry of contracts	23	70
Total	383	507

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)
      In the context of the spin-off project, Total and Arkema signed certain contracts related to the supply of raw materials and the provision of services on production sites. These new contracts were signed with Total in 2006 and are thus not presented in the table above but are, rather, presented in the note on subsequent events.

•	Lease commitments
      In the context of its business, Arkema has signed lease contracts, of which the majority are operating lease agreements. Lease agreements signed by Arkema are mainly in respect of property rental (head offices, land, Fos port concession) and transportation equipment (rail cars, containers, transport barges).
      The amounts presented in the table below correspond to the future minimum payments that will need to be made in accordance with these contracts (only the irrevocable portion of future lease payments has been valued). Lease contracts which were accounted for by capitalizing the underlying assets in accordance with Group accounting policies are described in note 8 “Property, plant & equipment”.

	2003		2004		2005

		Non-		Non-		Non-
	Capitalized	capitalized	Capitalized	capitalized	Capitalized	capitalized
	leases	leases	leases	leases	leases	leases

	In millions of euros
2004	4	15	NA	NA	NA	NA
2005	21	13	21	29	NA	NA
2006	2	11	2	25	2	27
2007	2	11	2	16	2	18
2008	2	10	2	13	2	15
2009 and beyond	16	46	16	52	21	55
Nominal value of future lease payments	47	106	43	135	28	116
Finance cost	15	NA	13	NA	8	NA
Present value	33	NA	31	NA	20	NA

1.3. Other commitments given

•	Warranties in respect of unrecorded liabilities
      Sales of businesses generally involve the provision of warranties in respect of unrecorded liabilities to the purchaser. In the past, Arkema has granted such warranties on the sale of businesses. In most cases these warranties are capped and granted for a limited period of time. They are also limited in terms of their coverage to certain types of litigation and claims. In the majority of cases, they cover risks of occurrence of environmentally related claims
      The cumulative residual amount of capped warranties in respect of unrecorded liabilities granted in the past by Arkema amounted to €83 million at December 31, 2003, €79 million at December 31, 2004 and € 71 million at December 31, 2005. These amounts are stated net of provisions recognized in the balance sheet in respect of such warranties.

•	Guarantees granted to the European Commission
      Through the intermediary of a bank, Arkema has, in 2005, guaranteed the European Commission for the payment of the fines imposed on it in the context of antitrust investigations described in note 18. It granted a guarantee of €13.5 million on its own account and it also granted an additional guarantee of € 45 million jointly and severally with Elf Aquitaine.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

20.	Derivatives
      Arkema’s Businesses expose it to various risks, including changes in exchange rates and interest rates and changes in the prices of raw materials and energy.

Foreign currency risk
      The Group bears transaction risks related to foreign currencies. Exchange rates can fluctuate between the time when the price is agreed with the customer or supplier and the date at which the transaction is settled. Group policy is to consider that a risk exists, and should thus be taken into account in the foreign currency position to be hedged, as soon as the event generating the risk is certain. This leads the Group to hedge, in almost all cases, firm purchase and sale commitments. Conversely, the Group only rarely hedges forecast transaction flows.
      Foreign currency risk is identified at subsidiary level, each of which hedges its net foreign currency positions. Hedging is mainly carried out through cash foreign currency operations in the transaction currency. In certain subsidiaries, Arkema uses derivatives, mainly forward purchases and sales of foreign currency. Foreign currency risk is managed at Group level on an overall basis and involves hedging a net foreign currency position. As a result, the conditions required under IAS 39 for application of hedge accounting are not met. At December 31, 2005, the impact of foreign currency gains/losses arising on orders in progress at the balance sheet is not material, as a result of the short time-lag between the hedge inception date and the dates at which the transactions are realized. It is recognized in recurring operating income.
      The notional amount of forward purchases and sales of foreign currency at December 31, 2005 is presented in the table below. At December 31, 2005, the fair value of these derivatives is not material.

	Notional amount at 31.12.2004			Notional amount at 31.12.2005

		<5 year			<5 year
		and>			and>
	<1 year	1 Year	>5 years	<1 year	1 Year	>5 years

(In millions of euros)
Forward purchases and sales of foreign currencies	33.8	—	—	27	—	—

Interest rate risk
      Group financing is provided in almost all cases by Total through medium term credit lines or current accounts subject to a variable rate of interest. Arkema has not taken out any interest rate derivatives.

Risk related to raw materials and energy
      The prices of certain raw materials used by Arkema are highly volatile and their fluctuations lead to significant variations in cost of production of the Group’s products; in addition, because of the importance of the Group’s requirements in terms of energy resources resulting from the electrically intensive nature of certain of its manufacturing processes, Arkema is also very sensitive to changes in the price of energy. In order to limit the impact of price volatility of the principal raw materials it uses, Arkema can decide to use derivatives matched with existing contracts or can negotiate fixed price contracts for limited periods.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)
      The notional amounts and the fair values of these derivatives are presented below.

	Notional amount of contracts

		<5 year
		and>		Fair value at	Fair value at
	<1 year	1 Year	>5 years	31.12.2005	31.12.2004

	(In millions of euros)
Swaps
Aluminum (in tonnes)	1 175	1 050	—	0.1	—
Tin (in tonnes)	—	—	—	—	(1.4)
Gas (en MMBTU)	660 000	—	—	—	(0.1)
      When the conditions required under IAS 39 for application of hedge accounting are met, the raw materials derivatives used by the Group are designated as cash flow hedges. At December 31, 2005, no hedging reserve has been recognized in shareholders equity in this respect as the amounts at issue are not material. Furthermore, recognition in the balance sheet, at fair value, of derivatives that did not meet the criteria for hedge accounting did not have a material impact on the 2005 financial statements.

21.	Personnel expenses
      Personnel expenses are comprised of wages and salaries and social charges.

	31.12.2003	31.12.2004	31.12.2005

	(In millions of euros)
Wages and salaries	776	756	741
Social charges and similar items	308	294	288
Total	1 084	1 050	1 029

22.	Related parties
      Transactions between related parties within the Group have been eliminated in the combination process. In addition, in the normal course of business, the Group has business relationships with certain non-combined companies or with companies which are combined under the equity method. These transactions mainly concern purchases of raw materials and interest charges on current accounts. The amounts are presented in the table below. The corresponding transactions were carried out at normal market prices.

	Equity accounted		Non-combined
	affiliates		investments

	31.12.2004	31.12.2005	31.12.2004	31.12.2005

	(In millions of euros)
Transactions
Sales of goods	20	21	97	58
Other income	1	11	3	2
Purchases of goods and services	(79)	(37)	(12)	(26)
Other expenses (including cost of debt)	—	—	(7)	(5)
Balance sheet amounts resulting from transactions
Assets
Accounts receivable	6	6	26	15
Financial receivables and other current assets	30	23	3	7

Liabilities
Accounts payable	(6)	(2)	(4)	(8)
Debt and other creditors	(4)	(2)	(3)	(2)

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)
      In addition, Arkema has business relations with Total companies. These transactions mainly concern purchases of raw materials and sales of manufactured products. The amounts of these transactions are presented in the table below:

	31.12.2004	31.12.2005

	(In millions of euros)
Transactions
Sales	170	149
Purchases	(550)	(690)

Balance sheet amounts resulting from transactions
Accounts receivable	95	61
Accounts payable	(161)	(159)

      The receivable recognized on Total in respect of the closed American industrial sites amounts to €40.5 million at December 31, 2004 and € 56.9 million at December 31, 2005 (See A “Basis of preparation of the financial statements”, section IV. 1.).

23.	Subsequent events

Contracts signed in 2006
      Arkema and Total have concluded:

•	A certain number of long-term contracts for the supply of raw materials (hydrogen sulphate, ethylene, propylene, butanol, orthoxylene), with in order to continue to provide the Group with security of supplies,

•	Several contracts for the provision of services,

•	Sale contracts.
      These contracts are essential for the Group’s activities and they enable the operation of its principal production sites in France to be ensured.

Commitments and indemnities received from Total in 2006
      In connection with the Spin-Off of Arkema’s Businesses, Total S.A. and certain Total companies have extended certain indemnities, or have assumed certain obligations, for the benefit of Arkema , relating to (i) certain antitrust litigation, (ii) certain actual or potential environmental liabilities of the Group arising from certain sites in France, Belgium and the United States, the operations on which in the majority of cases have ceased, (iii) certain tax matters, and (iv) the Spin-Off of Arkema’s Businesses. These indemnities and obligations are described below.

•	The Indemnities extended by Total in respect of certain antitrust litigation
      In order to cover potential risks in connection with antitrust litigation relating to anti-competitive agreements in Europe and the United States arising from facts prior to the Completion Date (or prior to March 7, 2006, as the case may be), Total S.A. has extended to Arkema S.A. and Elf Aquitaine, Inc. has extended to Arkema Finance France, a subsidiary of Total S.A., the share capital of which is to be transferred to Arkema S.A. in the Spin-Off of Arkema’s Businesses, the indemnities, the principal terms of which can be described as follows.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

Context of the Indemnities
      The indemnities described below have been extended by Total S.A. and, Elf Aquitaine Inc. in connection with, and in order to facilitate the completion of, the Spin-Off of Arkema’s Businesses, and should not be interpreted as constituting an acknowledgement of liability of any kind whatsoever on the part of Total S.A. or any of its direct or indirect subsidiaries.

Subject-matter of the Indemnities
      By an agreement dated March 15, 2006 (the European Arkema Indemnity), Total S.A. agreed to indemnify Arkema S.A. for 90% of (i) any payment due by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to a money judgment imposed by EU antitrust authorities, or by national antitrust authorities of a Member State of the European Union, for violations of antitrust laws relating to anticompetitive agreements, (ii) any damages payable by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to civil proceedings arising from the same facts which form the basis of a judgment referred to in (i), and (iii) certain expenses incurred in connection with such proceedings by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries).
      By an agreement dated March 15, 2006 (the U.S. Arkema Indemnity), Total S.A. also agreed to indemnify Arkema S.A. for 90% of (i) any payment due by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to a money judgment imposed by U.S. courts or antitrust authorities for violations of U.S. federal or state antitrust laws relating to anticompetitive agreements, or in respect of a settlement entered into in the context of such proceedings, (ii) any damages payable by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries) pursuant to civil proceedings arising from the same facts which form the basis of a judgment referred to in (i), and (iii) certain expenses incurred in connection with such proceedings by Arkema S.A. or any of its subsidiaries (with the exception of Arkema Finance France and its subsidiaries).
      In connection with the sale of Arkema Delaware, Inc. shares by Elf Aquitaine, Inc. to Arkema Finance France, Elf Aquitaine, Inc. agreed, in the agreement dated March 7, 2006 (the Arkema Delaware Indemnity), to indemnify Arkema Finance France for 90% of (i) any payment due by Arkema Finance France or any of its subsidiaries pursuant to a money judgment imposed by U.S. courts or antitrust authorities for violations occurring prior to March 7, 2006 of U.S. federal or state antitrust laws relating to anticompetitive agreements, or in respect of the settlement entered into in the context of such proceedings, (ii) any damages payable by Arkema Finance France or any of its subsidiaries pursuant to civil proceedings arising from the same facts which form the basis of a judgment referred to in (i), and (iii) certain expenses incurred by Arkema Finance France or any of its subsidiaries in connection with such proceedings.
      The amount covered by the Arkema Delaware Indemnity is subject to a cap of $893 million.
      Finally, Total S.A. extended to Arkema S.A. a supplemental indemnity dated March 15, 2006 (the Supplemental Arkema Delaware Indemnity) covering 90% of sums payable by Arkema Finance France or any of its subsidiaries in respect of litigation relating to anticompetitive agreements in the United States in excess of the maximum amount covered by the Arkema Delaware Indemnity.
      The Arkema European Indemnity, the Arkema U.S. Indemnity, the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity are hereinafter referred to together as the Indemnities and individually as an Indemnity.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)

Liabilities not covered by the Indemnities
      The following liabilities are not covered by the Indemnities:

—	liabilities arising from facts occurring after the Completion Date in the case of the Arkema European Indemnity and the Arkema U.S. Indemnity, or after March 7, 2006 in the case of the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity (including, in case of liabilities arising from facts occurring both before and after the relevant date, the portion of the liability relating to the period after the Completion Date or after March 7, 2006, as the case may be);

—	liabilities arising from violations of antitrust laws other than those prohibiting anticompetitive agreements; and

—	liabilities imposed by authorities outside the European Union (in the case of the Arkema European Indemnity) or the United States (in the case of the other Indemnities).

Participation of TOTAL in the management of litigation covered by the Indemnities
      The Indemnities provide for the participation by Total S.A. or Elf Aquitaine, Inc., as the case may be, in the management of litigation covered by the Indemnities, which involves a certain number of obligations on the part of Arkema S.A. and Arkema Finance France, in particular the obligation to notify Total S.A. or Elf Aquitaine, Inc., as the case may be, of certain events occurring in the context of proceedings covered by the Indemnities and act in accordance with the advice and instructions of Total S.A. or Elf Aquitaine, Inc, as the case may be, relating to such proceedings. Total S.A. and Elf Aquitaine, Inc., as the case may be, also have the right to assume sole control of the defence of the Group entity in question. Failure by Arkema S.A. or Arkema Finance France to comply with these obligations can result, in certain circumstances, in the automatic termination of the Indemnity, as described below.

Amount of the indemnification
      The obligations under the Arkema European Indemnity are triggered when the cumulative amount of the liabilities covered by this indemnity exceeds the sum of €176.5 million for which provision has been made in the Group’s accounts. Until this deductible is reached, Arkema S.A. may not claim indemnification from Total S.A. under the Arkema European Indemnity.
      The Arkema U.S. Indemnity, the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity do not have a deductible.
      However, if the deductible under the Arkema European Indemnity is not reached within 10 years of the Completion Date, Arkema S.A. will reimburse Total S.A. the amounts paid by Total S.A. and Elf Aquitaine, Inc. under the Arkema U.S. Indemnity, the Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity up to an amount equal to the difference between the deductible and the cumulative amount of liabilities (as defined in the Arkema European Indemnity).
      Indemnification obligations under the Indemnities are triggered only with respect to liabilities that are due and payable.

The cross indemnities of Arkema S.A. and Arkema Inc.
      Arkema S.A. and Arkema Inc. have agreed to indemnify Total S.A. in respect of any liability covered by the Indemnities but which is borne, not by a Group entity but by Total S.A. or one of its subsidiaries due to facts attributable to a Group company, whether the liability of Total S.A. or of its subsidiaries is determined to be direct or derivative, exclusive or joint and several, relative to the liability of the Group entity to which the facts are attributable.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)
      However, this cross indemnity by Arkema S.A. and Arkema Inc. will be reduced by the indemnity which would have been paid by Total S.A. or Elf Aquitaine, Inc., as the case may be, under the relevant Indemnity if the liability had been borne by a Group company. Consequently, if the cross-indemnity of Arkema S.A. and Arkema Inc. is triggered, Arkema S.A. or Arkema Inc., as the case may be, would only be obligated to indemnify Total S.A. for 10% of the liabilities borne by Total S.A. or one of its subsidiaries (in the case of the Arkema European Indemnity, this 10% relates to the amount, if any, that exceed the deductible).

Term of the Indemnities
      The Arkema European Indemnity and the Arkema U.S. Indemnity are valid for a term of 10 years from the Completion Date. The Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity are valid for a term of 10 years from March 7, 2006.
      The Arkema S.A. cross-indemnity is valid for a term of 10 years from the Completion Date.
      The Arkema Inc. cross-indemnity is valid for a term of 10 years from 7 March 2006.

Termination of the Indemnities
      Indemnities shall terminate in the event that a natural person or legal entity, acting alone or in concert with others, acquires, directly or indirectly, more than one third of the voting rights of Arkema S.A. (voting rights are subject to a ceiling of 10% — and 20% in the case of double voting rights — unless a purchaser acquires at least two thirds of the total number of Arkema S.A. shares in a public transaction targeting all Arkema S.A. shares) or if the Group transfers, directly or indirectly, in one or several times, to the same third party or to several third parties acting in concert, assets representing more than 50% of the Group’s “enterprise value” (as defined in the Indemnities) at the time of the relevant transfer.
      The Arkema European Indemnity and the Arkema U.S. Indemnity will terminate if Arkema S.A. loses control of Arkema France.
      The Arkema Delaware Indemnity and the Supplemental Arkema Delaware Indemnity will terminate if Arkema S.A. loses control of Arkema Finance France, or if Arkema Finance France loses control of Arkema Delaware Inc.
      Finally, the Indemnities will terminate in the event of a material breach by the Group of its obligations under the relevant Indemnity if such breach has remained uncured for 30 days after notice by the indemnifying party demanding its cure.
      Upon the occurrence of a termination event, the only liabilities of Group companies that will remain covered by the Indemnities are those, if any, which (i) fell due prior to the termination event and (ii) were notified to Total  S.A. or to Elf Aquitaine, Inc., as the case may be, prior to the termination event.

•	Obligations and indemnities given in respect of Former Industrial Sites in France, Belgium and the United States
      In order to cover certain risks relating to certain industrial sites situated in France, Belgium and the United States in respect of which the Group is or could be held liable, and where, for the most part, operations have ceased (the Former Industrial Sites), Total S.A. companies have entered with Arkema S.A. or its subsidiaries into indemnity and service agreements the principal terms of which can be described as follows:

•	Agreement relating to Former Industrial Sites located in France
      Arkema France has entered into various agreements with Total companies and in particular Retia. Pursuant to these agreements, the Total companies concerned, in consideration of a flat fee already paid by Arkema France, assume all the investigation, restoration and monitoring obligations that could be imposed on Arkema France by the competent administrative authorities in respect of industrial sites located in France the

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)
operation of which, for the most part, has ceased. To this end, the agreements provide, in particular, (i) in the majority of cases, for the transfer of ownership of the sites concerned by Arkema France to the Total companies concerned, (ii) for the Total companies concerned to be substituted for Arkema France in the capacity of last operator of those sites whenever that is possible, (iii) for the performance by the Total companies concerned of the restoration obligations of the sites in question in accordance with the applicable rules and (iv) for the indemnity by the Total companies in respect of the financial consequences of claims which could be brought against Arkema France by reason of the impact of those sites on the environment.
      In most cases, Arkema France retains responsibility for the consequences concerning employees and former employees of Arkema France as well as third parties, in terms of public health or occupational pathologies, of the industrial activities formerly carried out by Arkema France and its predecessors on the sites which are the subject of the aforementioned agreements.

•	Agreement relating to the Former Industrial Site at Rieme in Belgium
      On December 30, 2005, Arkema France sold all of the shares that it held in the share capital of the Belgian company Resilium Belgium to the company Septentrion Participations, a subsidiary of Total S.A.
      The company Resilium Belgium is the owner of a Former Industrial Site located at Rieme in Belgium.
      Having regard to the future costs that might arise from the restoration of the Former Industrial at Rieme, Arkema France has paid the company Septentrion Participations financial compensation. In exchange, Septentrion Participations has undertaken to assume all restoration obligations in respect of the site at Rieme and to indemnify Arkema France against all claims, actions and complaints relating to Resilium Belgium, its assets and its liabilities.

•	Agreement relating to certain Former Industrial Sites located in the United States
      In March 2006, Arkema Finance France consummated the acquisition from Elf Aquitaine Inc. and Arkema France of Arkema Delaware Inc., a holding company of most of the Group’s operations in the United States. The negotiated terms of the stock purchase agreement among Elf Aquitaine Inc., Legacy Sites Services LLC and Arkema Finance France dated 7 March 2006 (the Arkema Delaware Main SPA) required Elf Aquitaine Inc. to use $270 million to capitalise a new subsidiary, Legacy Sites Services LLC that will perform remediation services and indemnify the Group against the cost of environmental contamination liabilities incurred by the Group entities covered by this indemnity, and related personal injury and property damage claims associated with contamination at 35 of the Group’s closed and formerly operated facilities and 24 third party sites where the Group’s liability arises solely our of wastes shipments from the sites other than currently operated sites. In exchange for this indemnification, Arkema Finance France agreed to grant to Legacy Sites Services LLC control over remediation activities and the defence of claims relating to contamination liabilities at these facilities and sites, subject to certain exceptions and exclusions.
      The sites currently operated by the Group are excluded from this indemnity, as are sites that received waste associated with current operations of the Group and certain sites where no significant restoration work is currently underway or anticipated and other sites where the Group could be held liable for environmental pollution. These other sites include, for example, sites where remediation has been conducted in the past or where future remediation costs or liability are believed to be insignificant or non-existent based upon information available at the time when the indemnity was entered into. Arkema Finance France has waived any claims against Legacy Sites Services LLC, Total S.A. or their respective subsidiaries in respect of the sites not covered by the indemnity. The Legacy Sites Services LLC indemnity covers the costs of restoration and clean-up of the soil and groundwater, the costs of related defence and settlement costs and personal injury, property and natural resource damages. The indemnity does not cover liabilities unrelated to site remediation, in particular liabilities in respect of products manufactured on the said sites, liability arising from certain dangerous and potentially dangerous substances, particularly asbestos exposure and criminal liability.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)
      The indemnity described above is capped at $270 million. At the same time as the stock purchase agreement and the indemnity described above, Legacy Site Services LLC and Arkema Inc. entered into a supplemental contamination indemnity agreement pursuant to which Legacy Site Services LLC will indemnify the liabilities of the Group in excess of $270 million, on the same terms, for the same sites and subject to the same exceptions as the indemnity described in the preceding paragraph.

•	Tax indemnity granted by Total S.A.
      In order to cover potential tax risks related to the business activities transferred by the Group to Total or from the reorganization in connection with the Spin-Off of Arkema’s Businesses, Total S.A. has granted an indemnity to Arkema S.A., the main terms of which can be described as follows.

Purpose of the tax indemnity
      Under the terms of an agreement dated March 15, 2006 (the Tax Indemnity), Total S.A. has undertaken to indemnify Arkema S.A. for (i) any tax, customs or parafiscal liabilities not covered by reserves, for which the Group would remain liable, when such liabilities arise from (a) activities in the petrochemicals and specialties sectors that were transferred by the Group to Total and the triggering event of which occurred prior to the date of such transfer; or (b) the reorganisation undertaken for the purpose of spinning off Arkema’s Businesses from Total’s Chemicals sector, including, in particular, the Elf Spin-Off, the Total Spin-Off, the Merger and certain prior securities reclassification transactions; (ii) interest, fines, penalties, additional charges or other costs related thereto; and (iii) provided that Total S.A. has given its prior consent, the expenses incurred by Arkema S.A. or the relevant Group company in connection with such liabilities.
      The Tax Indemnity, however, does not cover tax reassessments in connection with Arkema’s Businesses (with the exception of reassessments that may affect Arkema UK, as indicated below).

Involvement of TOTAL S.A. in the management of litigation covered by the Tax Indemnity
      The Tax Indemnity provides for a procedure pursuant to which Arkema S.A. must involve Total S.A. in the management of the tax audits or litigation relating to the tax liabilities covered by the Tax Indemnity. In particular, this procedure entails the obligation to notify Total S.A. of any event that is likely to give rise to a liability covered by the Tax Indemnity and to comply with the advice and instructions of Total S.A. in defending the interests of the relevant Group company. In the event of unresolved disagreements on the strategy, means, method or type of such defense, the final decision will be taken by Total S.A. Arkema S.A.’s failure to comply with its obligations may result in automatic termination of the Tax Indemnity.

Amount of the indemnity
      The Tax Indemnity includes no deductible, trigger threshold or cap.
      In the event that a liability cannot be clearly connected to the petrochemicals and specialties sector transferred by the Group to Total in relation to Arkema’s Businesses, Arkema S.A. and Total S.A. will each bear 50% of the said liability.

Special provisions applying to Group companies that were included in the TOTAL S.A. French tax group (groupe d’intégration fiscale de TOTAL S.A.)
      The tax sharing agreements (conventions d’intégration fiscale) between Total S.A. and the Group companies that were included in the Total S.A. French tax group provide that these companies will be required to pay to Total S.A. any additional taxes and penalties that may be due by Total S.A., as the head company of the tax group, where they relate to the taxable income of such companies during the time they were included in the tax group.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)
      However, these companies will be exempt from such payments to Total S.A. with respect to tax liabilities relating to their taxable income for fiscal years during which they were included in the Total S.A. tax group, if such liabilities are covered by the Tax Indemnity. In consideration for this, these companies waive the indemnity to which they would have been entitled pursuant to the Tax Indemnity.
      Furthermore, in the event of a tax reassessment of a Group company relating to Arkema’s Businesses (which are not covered by the Tax Indemnity) for a fiscal year during which such company was included in the Total S.A. tax group, such company shall be liable to pay Total S.A. a contribution calculated on the basis of the net amount of the reassessment after the following allowances:

—	if, following this reassessment, the Group Company has realized a profit in respect of the fiscal year to which the reassessment applies, a deductible of three million euros per company and per fiscal year;

—	if, following this reassessment, the Group Company has relished a loss in respect of the fiscal year to which the reassessment applies, an allowance equal to the amount of the losses generated by such company with respect to Arkema’s Businesses, as determined by Arkema S.A. and Total S.A.

Special provisions applying to certain foreign companies of the Group
      No recourse shall be taken against Arkema Deutschland in respect of any tax reassessments applying to the years during which it was included in the German tax groups formed by Total Mineralöl und Chemie and Total Deutschland.
      Tax liabilities arising from the reorganization undertaken for purposes of separating Arkema’s Businesses from Total’s Chemicals sector in the Netherlands, which may have been incurred by Atotech B.V. and Atotech Nederland B.V. as a result of the Dutch tax group of which Arkema North Europe B.V. is the parent company are excluded from the Tax Indemnity. Any other tax liabilities arising from reassessments that may be applied to Atotech B.V. and Atotech Nederland B.V. as a result of the Dutch tax group will be assumed by these companies, which remain under Total S.A.’s control.
      Arkema UK will benefit from a UK corporation tax indemnity covering any tax reassessments against it relating to Arkema’s Businesses. This indemnity will be limited to the amount of losses generated by the Arkema Businesses that have been transferred by Arkema UK as result of the group relief instituted by Total Holdings UK for corporation tax purposes in the United Kingdom.

Payment of the indemnity
      The liabilities covered by the Tax Indemnity will give rise to an indemnification payment only if they are definitely determined by an enforceable decision that is not subject to appeal.

Duration of the Tax Indemnity
      The Tax Indemnity shall expire at the end of two months following the statute of limitations effectively applicable to the tax liabilities covered by the Tax Indemnity.

Beneficiary of the Tax Indemnity
      The Tax Indemnity is only for the benefit of Arkema S.A. or, as the case may be, Arkema France, if Arkema S.A. is merged into Arkema France.

•	Other indemnities given in the context of the Spin-Off of Arkema’s Businesses
      As part of the Total Spin-Off Agreement, Total S.A. and Arkema S.A. made certain representations and warranties, some of them in connection with the separation of Arkema from Total .

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)
      The agreement states that Total S.A. grants no indemnities, other than the indemnities and agreements entered into by the Total entities that are described in this paragraph 3.12.3, particularly with respect to the assets and the business activities of all Arkema entities, or the liabilities or obligations associated with such entities or activities, which Arkema S.A. declares that it is aware of and for which Arkema S.A. shall be responsible, including in the case of the appearance of any item that is not known as of the date of the Total Spin-Off Agreement, or of an increase in the amount of the aforesaid liabilities or obligations. Arkema S.A. releases Total S.A. from any such claim, except in the case of New Claims as defined below.

Representations and warranties relating to the prospectus
      Total S.A. and Arkema S.A. have made mutual representations and warranties with respect to the accuracy and completeness of the respective information contained in this prospectus for which each company is responsible.

Representations and warranties relating to information exchanged in preparing the Spin-off of Arkema’s Businesses
      Total S.A. and Arkema S.A. have made mutual representations and warranties with respect to the accuracy and completeness of the information exchanged by the two companies in preparing the Spin-Off of Arkema’s Businesses.

Representations and warranties relating to potential claims
      After conducting all necessary and customary due diligence, Arkema S.A. has declared, recognised and warranted that, to its knowledge and to the knowledge of the Arkema entities, as of the date of the Total Spin-Off Agreement, there were no grounds for claims, actions or complaints by any Arkema entity or by any one of its de facto or de jure directors, corporate officers or executives against any Total entity or any one of its de facto or de jure employees, directors, corporate officers or executives (a Total Entity). The claims, actions or complaints mentioned above are hereinafter referred to as the Arkema Claim(s).
      Consequently, Arkema S.A. has undertook to indemnify Total S.A. and hold it harmless for the consequences of any Arkema Claim against any Total Entity.
      Arkema S.A. has waived all Arkema Claims other than New Claims, as defined below.
      Arkema S.A.’s indemnity and the waiver mentioned in the two preceding paragraphs do not apply to any potential Arkema Claim that would be based on (i) events attributable to a Total Entity or (ii) grounds of which no Arkema entity has any knowledge as of the date of the Total Spin-Off agreement, after completing the necessary and customary due diligences, but only if and insofar as such events or grounds do not relate solely to the fact that the Arkema companies belonged to Total prior to the Completion Date, or relate solely to the exercise of corporate offices or management functions by Total Entities within Arkema (the New Claim(s)).
      At the same time, Total S.A. has declared, recognised and warranted that to its knowledge and to the knowledge of the Total entities, as of the date of the Total Spin-Off agreement, there were no grounds for claims, actions or complaints by any Total entity or by any one of its de facto or de jure employees, directors, corporate officers or executives against any Arkema entity or any one of its de facto or de jure employees, directors, corporate officers or executives (the Arkema Entity(ies)), arising from the ownership or operation by Arkema entities of the companies or businesses acquired by Total before the Completion Date (the Total Claim(s)).
      Total S.A. has declared, recognised and warranted that it had no Total Claim(s) arising from the exercise of corporate offices or functions by Arkema Entities within Total , and has waived all Total Claims on its part.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS — (Continued)
      Consequently, Total S.A. has agreed to indemnify and hold harmless Arkema S.A. for the consequences of any Total Claim against any Arkema Entity.

Duration of the indemnities
      No indemnity given in the Total Spin-Off agreement will survive after 10 years from the Completion Date.
      In addition, the Arkema Delaware Main SPA provides that Arkema Finance France, which will become a subsidiary of Arkema S.A. on the Completion Date, will indemnify Elf Aquitaine, Inc., a subsidiary of Total S.A., for any taxes that may result from a breach of representations or covenants under the Arkema Delaware Main SPA or the Tax Sharing Agreement dated January 1, 2001, among Total Holdings USA, Inc. and certain of its subsidiaries, by Arkema Finance France, Arkema Delaware Inc., or certain of the subsidiaries of Arkema Delaware Inc. Elf Aquitaine, Inc. will likewise indemnify Arkema Finance France for any taxes resulting from such breaches by Elf Aquitaine, Inc. Moreover, the Arkema Delaware Main SPA provides that Elf Aquitaine Inc. and its US subsidiaries, on the one hand, and Arkema Delaware Inc. with certain of its US subsidiaries, on the other hand, will each be responsible for their share of US federal and state income taxes before March 7, 2006, as computed under the Tax Sharing Agreement, because for this period Elf Aquitaine, Inc. files a consolidated US federal income tax return that includes Arkema Delaware Inc. and certain of its subsidiaries and pays the taxes due in respect of the consolidated US federal income tax return. Arkema Delaware Inc. and certain of its subsidiaries will be required to pay such amounts to Elf Aquitaine, Inc. For periods after March 7, 2006, Arkema Delaware, Inc. and its US subsidiaries will be responsible to file a US federal income tax return and all State income tax returns separately from Elf Acquitaine, Inc. and separately to make all tax payments in respect of these returns.
      With the exception of the obligations or indemnities described in this section, Total has not given to Arkema other material commitments or indemnities of the kind mentioned in the first paragraph of this section “commitments and indemnities received from Total in 2006”.
Subsequent events other than commitments received
      The project to discontinue the urea formaldehyde resins activity at Villers-Saint-Paul and the subsequent closure of the site, which was announced on March 7, 2006, concerns 93 employees. Costs of dismantlement and clean-up of the site will be directly borne by a subsidiary of Total . Arkema France, for its part, will be responsible for the cost of cleaning and securing the facilities that it operated.

SCOPE OF COMBINATION OF THE FINANCIAL STATEMENTS AT DECEMBER 31, 2005

Company	Country	Rate	Method

Akishima Chemical Industries Co.ltd	Japan	100.00	FC
Alphacan BV	Netherlands	100.00	FC
Alphacan Espana SA	Spain	100.00	FC
Alphacan Omniplast GmbH	Germany	100.00	FC
Alphacan SA	France	100.00	FC
Alphacan Soveplast	France	100.00	FC
Alphacan SPA	Italy	100.00	FC
Altuglas International Services SAS	France	100.00	FC
Altuglas International SPA	Italy	100.00	FC
Altuglas International BV	Netherlands	100.00	FC
Altuglas International Mexico Inc	USA	100.00	FC
Altuglas International S.A.	France	100.00	FC
Altuglas International UK Ltd	United kingdom	100.00	FC
Altumax Deutschland GmbH	Germany	100.00	FC
Altumax Europe SAS	France	100.00	FC
American Acryl LP	USA	49.50	EM
American Acryl NA LLC	USA	50.00	EM
Anning Decco Fine Chemical Co. Ltd.	China	55.00	FC
Arkema	South Korea	100.00	FC
Arkema (DAJA 34)	France	100.00	FC
Arkema Beijing Chemicals Co. Ltd	China	100.00	FC
Arkema BV	Netherlands	100.00	FC
Arkema Canada Inc	Canada	100.00	FC
Arkema Catalyst India Ltd	India	100.00	FC
Arkema Changshu Fluorochemical Co. Ltd	China	100.00	FC
Arkema China Investment Co. Ltd	China	100.00	FC
Arkema Delaware Inc.	USA	100.00	FC
Arkema Europe Holdings BV	Netherlands	100.00	FC
Arkema Finance France (DAJA 43)	France	100.00	FC
Arkema Finance Nederland BV	Netherlands	100.00	FC
Arkema France	France	100.00	FC
Arkema Gmbh	Germany	100.00	FC
Arkema Guangzhou Chemicals Co. Ltd	China	100.00	FC
Arkema Holding Ltd	United Kingdom	100.00	FC
Arkema Holland Holding BV	Netherlands	100.00	FC
Arkema Inc.	USA	100.00	FC
Arkema Iniciadores SA de CV	Mexico	100.00	FC
Arkema KK	Japan	100.00	FC
Arkema Ltd (UK)	United Kingdom	100.00	FC
Arkema Ltd (Vietnam)	Vietnam	100.00	FC
Arkema North Europe BV	Netherlands	100.00	FC
Arkema Peroxides India Private Limited	India	100.00	FC
Arkema Pte Ltd	Singapore	100.00	FC
Arkema Quimica ltda	Brazil	100.00	FC
Arkema Quimica SA	Spain	100.00	FC
Arkema Hydrogen Peroxide Co. Ltd, Shanghaï	China	66.67	FC
Arkema Rotterdam BV	Netherlands	100.00	FC
Arkema sp Z.o.o	Poland	100.00	FC
Arkema SRL	Italy	100.00	FC
Arkema Vlissingen BV	Netherlands	100.00	FC
Arkema Wyoming Holdings, Inc.	USA	100.00	FC
Arkema Yoshitomi Ltd	Japan	49.00	EM
Ceca Italiana SRL	Italy	100.00	FC
Ceca SA	France	100.00	FC
Cerexagri	France	100.00	FC
Cerexagri B.V.	Netherlands	100.00	FC
Cerexagri Delaware Inc.	USA	100.00	FC
Cerexagri Iberica SA Unipersonal	Spain	100.00	FC
Cerexagri Inc.	USA	100.00	FC
Cerexagri Italia SRL	Italy	100.00	FC
Cerexagri Ziraat VE Kimya Sanayi Ve Ticaret Ltd Sirketi	Turkey	100.00	FC
Delaware Chemicals Corporation	USA	100.00	FC
Desarollo Quimica Industrial SA	Spain	100.00	FC
Dorlyl snc	France	100.00	FC
Febex SA	Switzerland	96.77	FC
Luperox Iniciadores SA de CV	Mexico	100.00	FC
Maquiladora General de Matamoros sa de cv	Mexico	100.00	FC
Michelet Finance, Inc.	USA	100.00	FC
MLPC International	France	100.00	FC
Oxochimie	France	50.00	EM
Ozark Mahoning Company	USA	100.00	FC
Plasgom	Spain	100.00	FC
Plasticos Altumax SA	Spain	100.00	FC
Qatar Vinyl Company Limited	Qatar	12.90	EM
Résil Belgium	Belgium	100.00	FC
Resilia SRL	Italy	100.00	FC
Resinoplast	France	100.00	FC
Safepack Products Ltd	Israel	100.00	FC
SEKI Arkema	South Korea	51.00	FC
Shan ghaï Arkema Gaoyuan Chemicals Co, Ltd	China	88.89	FC
Société de Développement Arkema (DAJA 38)	France	100.00	FC
Stannica LLC	USA	40.00	EM
Sunclear	France	100.00	FC
Turkish Products, Inc.	USA	100.00	FC
Viking chemical company	USA	100.00	FC
Vinilis	Spain	35.00	EM
Vinylberre	France	65.05	FC
Vinylfos	France	79.00	FC
Wyoming Holdings Delaware, Inc.	USA	100.00	FC

APPENDIX D.2 —
REPORT FROM KPMG AUDIT, STATUTORY AUDITOR,
ON THE PRO FORMA FINANCIAL STATEMENTS
FOR FINANCIAL YEARS 2003, 2004 AND 2005
This is a free translation into English of the auditors’ report on the pro forma financial information issued in the French language and provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with French law and professional standards applicable in France.
To the Chairman and Chief Executive Officer,
      As independent auditor of Arkema and in accordance with European Commission’s Regulation on Prospectuses n°809-2004, we hereby report on the pro forma financial statements of Arkema for the periods ended December 31, 2003, 2004 and 2005, set forth in Appendix D of this prospectus.
      These pro forma financial statements are intended to reflect the effects on the combined balance sheet, the combined profit and loss and the combined cash flow statement for the period ended December 31, 2003, 2004 and 2005 of Arkema, if the separation from the Total Group had occurred on January 1st 2003 and if Arkema had operated as a distinct, autonomous and listed company from that date. By their very nature, the pro forma financial statements addresses a hypothetical situation and, therefore, are not necessarily indicative of the financial position or results of operations that would have been attained if the transaction had occurred at date earlier than the date at which it is expected to occur.
      These pro forma financial statements have been prepared under the responsibility of the President of Arkema, in accordance with the European Commission’s Regulation on Prospectuses n°809-2004 and CESR’s recommendations with respect to pro forma financial statements.
      Our responsibility, based on our work, is to provide our report in accordance with Appendix II paragraph 7 of the Commission’s Regulation on Prospectuses n°809-2004 on the adequacy of the presentation of the pro forma financial statements.
      We have performed our work in accordance with applicable French professional practices. Those standards principally require verifying that the basis on which the pro forma financial statements have been prepared is consistent with the basis of presentation of the combined financial statements on which we have issued unqualified report and while statements are included in Appendix A, B and C of this prospectus, considering the evidence justifying the pro forma adjustments and making inquiries with Arkema’s Management in order to collect information and explanations that we deemed necessary.
      In our opinion:

•	The pro forma financial statements have been properly compiled on the basis stated in paragraph A “basis of preparation of the financial statement” of the notes to the pro forma financial statements included in Appendix D of this prospectus;

•	That basis is consistent with the accounting policies described in the notes to the combined financial statements as at December 31, 2005, which are included in Appendix C of the prospectus.

      This report is being issued solely in connection with the Spin-off and the listing of Arkema shares on the Eurolist by Euronexttm market.
Paris, La Défense, 3 April 2006
KPMG Audit
Department of KPMG S.A.

René Amirkhanian Partner	Jacques-François Lethu Partner

APPENDIX D.3 —
REPORT FROM ERNST & YOUNG AUDIT, CONTRACTUAL AUDITOR,
ON THE PRO FORMA FINANCIAL INFORMATION FOR FINANCIAL YEAR 2005
      As auditor and in accordance with European Commission’s Regulation on Prospectuses n°809-2004, we hereby report on the pro forma financial information of Arkema for the year ended December 31, 2005, included in the pro forma financial statements for the year ended December 31, 2003, 2004 and 2005, incorporated in Appendix D.1 of this prospectus. Pro forma financial information for the year ended December 31, 2005 comprises (i) information as at December 31, 2005 included in the 2005 columns of the balance sheet, profit and loss, cash flow statement and in the notes to the financial statements (ii) variances and comments included in the notes to the financial statements and relating to the year ended December 31, 2005.
      This pro forma financial information is intended to reflect the effect that the separation from Total Group (“the Spin-off of Arkema’s Businesses”) would have had on the balance sheet, the profit and loss and the cash flow statement of Arkema Group, if this transaction had occurred as at January 1st 2003 and if Arkema had operated as a distinct, autonomous and listed company since that date. Because of its nature, the pro forma financial information addresses a hypothetical situation and, therefore, is not necessarily indicative of the financial situation or the performance that would have been attained had the transaction occurred at a date earlier than the date at which it is expected to occur.
      This pro forma financial information has been prepared under the responsibility of the Chairman of Arkema, in accordance with the provisions of the European Commission’s Regulation on Prospectuses n°809-2004 and CESR’s recommendations on pro forma financial information.
      Our responsibility, based on our work, is to provide an opinion in accordance with Appendix II paragraph 7 of the Commission’s Regulation on Prospectuses n°809-2004 on the adequate preparation of pro forma financial information.
      We have performed our work in accordance with French professional standards. These standards, which do not include an audit of the financial information underlying the preparation of the pro forma financial information, mainly consisted of:

•	verifying that the basis on which the pro forma financial information has been prepared is consistent with the combined financial statements as at December 31, 2005 included in Appendix C1 of this prospectus, which have been audited by KPMG Audit, statutory auditor, whose report is included in Appendix C2 of the prospectus;

•	considering the evidence justifying the pro forma adjustments;

•	and making inquiries with Arkema’s Management in order to collect information and explanations that we deemed necessary.
      In our opinion:
      The pro forma financial information has been properly compiled on the basis stated in paragraph A “basis of preparation of the financial statement” of the notes to the pro forma financial statements as at December 31, 2005 included in Appendix D1 of this prospectus;
      That basis is consistent with the accounting policies described in the notes to the combined financial statements as at December 31, 2005, which are included in Appendix C1 of the prospectus.

      This report is being issued solely in connection with the Spin-Off of Arkema’s Businesses and listing of Arkema’s shares on the Eurolist by Euronexttm market and cannot be used in any other purpose.
      Paris, La Défense, 3 April 2006.
Ernst & Young Audit

François Carrega Partner	Yvan Salaün Partner

APPENDIX E —
REPORT OF THE STATUTORY AUDITORS
ON THE FINANCIAL RESULTS FORECASTS
      This is a free translation into English of the auditors’ report on financial forecasts information issued in the French language and provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with French law and professional standards applicable in France.
To the Chairman and Chief Executive Officer,
      As independent auditor of Arkema and in accordance with European Commission’s Regulation on Prospectuses n° 809-2004, we hereby report on the profit forecast of Arkema which is set out in section 3.13.3 of the prospectus prepared in connection with the listing of Arkema shares on the Eurolist by Euronexttm.
      The profit forecast, and the significant assumptions upon which it is based, have been prepared under your responsibility, in accordance with the European Commission’s Regulation on Prospectuses n° 809-2004 and CESR’s recommendations with respect to the profit forecasts.
      Our responsibility, based on our work, is to provide our report in accordance with Appendix I paragraph 13.3 of the Commission’s Regulation on Prospectuses n° 809-2004 on the adequacy of the presentation of the profit forecast.
      We have performed our work in accordance with applicable French professional standards. Our work included evaluating the basis on which the profit forecast has been prepared by the Management of Arkema and considering whether the profit forecast has been prepared consistent with the accounting principles used in the preparation of the combined financial statements. We have also obtained the information and explanations we considered necessary in order to provide us with reasonable assurance that the profit forecast has been properly prepared using the stated assumptions.
      We would like to call to your attention the fact that a profit forecast, by its very nature, contains inherent uncertainties and that actual results may vary significantly from forecasted results and therefore we can express no opinion on the realization of this profit forecast.
      In our opinion:

•	the profit forecast has been properly compiled on the basis stated on section 13.3 of the prospectus;

•	The basis of accounting used is consistent with the accounting policies applied by Arkema.
      This report is being issued solely in connection with the Spin-Off and the listing of Arkema shares on the Eurolist by Euronexttm market.
Paris, La Défense, 3 April 2006
KPMG Audit
Department of KPMG S.A.

René Amirkhanian	Jacques-François Lethu
Partner	Partner

APPENDIX F —
INFORMATION ON SHAREHOLDINGS
Appendix F.1 — Companies consolidated as of the date of this prospectus

							Category

							O: operational
							(manufacturing or
							services and
							trading)
				% of		% of	D: distribution
				shareholding		voting	H: Holding company
Company name	Registered office	Country	Business lines	(*indirect)		rights	F: Finance company

Akishima Chemical Industries Co. Ltd	15 F. Fukoku Seimei Building 15 F 2-2 Uchisaiwaicho 2 — Chome, Tokyo 100 0011	Japan	Production and marketing of PVC stabilisers	100	*	100	O
Alphacan B.V.	Taylorweg 4, 5466 AE Veghel Boite postale 521 5460 AM Veghel	Netherlands	Production and marketing of pipes for conduits	100	*	100	O
Alphacan Espana S.A.	Avenidad Republica Argentina 09200 Miranda de Ebro (Burgos)	Spain	Production and marketing of pipes for conduits	100	*	100	O
Alphacan Omniplast GmbH	Am Bahnhof 35630 Ehringshausen	Germany	Production and marketing of pipes for conduits	100	*	100	O
Alphacan Perfile S.A.U	Avenidad Republica Argentina 09200 Miranda de Ebro (Burgos)	Spain	Marketing of PVC sections	100	*	100	D
Alphacan S.A.	Elysée II, 12-18 avenue de la Jonchère 78170 La Celle St-Cloud	France	Production and marketing of PVC sections and pipes	100	*	100	O
Alphacan Soveplast	52 avenue Monseigneur Batiot 85110 Chantonnay	France	Production of PVC sections	100	*	100	O
Alphacan S.P.A	Viale de l’Industria 1N 38057 Pergine Valsugana (Trento)	Italy	Production and marketing of PVC sections	100	*	100	O
Altuglas International B.V.	Achter de Hoven 116 bis, 8933 CR Leeuwarden	The Netherlands	Production of cast PMMA slab	100	*	100	O
Altuglas International Limited	6270 Bishops Court Birmingham Business Park, Birmingham B37 7YB	United Kingdom	Marketing of PMMA slab	100	*	100	D
Altuglas International Mexico Inc.	2711 Centerville Rd Suite 400 Wilmington, DE 19808	United States	Distribution of raw materials (PMMA) in Mexico and importation of finished products (acrylic and plastic)	100	*	100	D
Altuglas International S.A.	4/8 cours Michelet 92800 Puteaux	France	Production and marketing of PMMA slab	100	*	100	O
Altuglas International Services S.A.S.	4/8 Cours Michelet 92800 Puteaux	France	Service provider	100	*	100	O

							Category

							O: operational
							(manufacturing or
							services and
							trading)
				% of		% of	D: distribution
				shareholding		voting	H: Holding company
Company name	Registered office	Country	Business lines	(*indirect)		rights	F: Finance company

Altuglas International S.P.A.	Via Gandhi 29 20017 Mazzo di Rhô	Italy	Marketing of PMMA	100	*	100	D
Altumax Deutschland GmbH	Paulusstrasse 21-23 D 53227 Bonn	Germany	Marketing of PMMA	100	*	100	D
Altumax Europe S.A.S.	4/8 cours Michelet 92800 Puteaux	France	Holding company	100	*	100	H
American Acryl L.P.	2711 Centerville Road, Suite 400, Wilmington, DE 19808	United States	Production of acrylic acid	50	*	50	O
American Acryl NA, LLC	2711 Centerville Road, Suite 400, Wilmington, DE 19808	United States	Holding company	50	*	50	H
Anning Decco Fine Chemical Co. Ltd.	Changpo, Junming Western suburb of Kunming 650301 Yunnan	China	Production and marketing of post-harvest speciality agrochemicals	55	*	55	O
Arkema	Dongyang Chemical Building, 50 Sogong-dong, Jung-gu, Seoul	Korea	Production and marketing of chemicals	100	*	100	O
Arkema B.V	Ottho Heldringstraat 41 1066 XT Amsterdam	The Netherlands	Distribution of Arkema products for the Netherlands and Belgium	100	*	100	D
Arkema Beijing Chemicals Co. Ltd.	N° 1, Wutong Road, Tongzhou Industrial Development Zone, Tongzhou District , Beijing	China	Production and marketing of additives	100	*	100	O
Arkema Canada Inc.	700, Third Line, Oakville Ontario L6J 5A3	Canada	Production of hydrogen peroxide and marketing of chemicals	100	*	100	O
Arkema Catalyst India Ltd.	4th floor, Pharma Search House B.G. Kher Marg, Worli Mumbai 400 018	India	Production and marketing of aluminium chloride	100	*	100	O
Arkema Changshu Fluorochemical Co., Ltd.	Fluorochemical Industrial Park of Changshu Economic Development Zone Jiangsu	China	Production and marketing of fluorinated products	100	*	100	O
Arkema China Investment Co., Ltd.	Unit 12-25, 17 A - 25 A, 31/F China World Tower 1, Jiangguomenwai Avenue, Beijing	China	Holding company	100	*	100	H
Arkema Delaware Inc.	2711 Centerville Road, Suite 400, Wilmington, DE 19808	United States	Holding company	100	*	100	H
Arkema Europe Holdings B.V.	Ottho Heldringstraat 41 1066 XT Amsterdam 1006 BD Amsterdam	The Netherlands	Holding company	100		100	H
Arkema Finance France	4/8 cours Michelet 92800 Puteaux	France	Holding company	100		100	H

							Category

							O: operational
							(manufacturing or
							services and
							trading)
				% of		% of	D: distribution
				shareholding		voting	H: Holding company
Company name	Registered office	Country	Business lines	(*indirect)		rights	F: Finance company

Arkema Finance Nederland B.V.	Ottho Heldringstraat 41 1066 XT Amsterdam	The Netherlands	Holding company	100	*	100	H
Arkema France	4/8 Cours Michelet 92800 Puteaux	France	Production and marketing of chemicals	100		100	O
Arkema GmbH	Tersteegenstr. 28 40474 Düsseldorf	Germany	Production of chemicals and distribution of Arkema products in Germany	100	*	100	O
Arkema Guangzhou Chemicals Co., Ltd.	N°4, Xin’an Road, Yonghe District, Guangzhou Economic and Technological Development District, Guangzhou	China	Production and marketing of ceramic additives and opacifier	100	*	100	O
Arkema Holdings Ltd.	6270 Bishop’s Court, Birmingham Business Park B37 7YB	United Kingdom	Holding company	100	*	100	H
Arkema Holland Holding B.V.	Ottho Heldringstraat 41 1066 XT Amsterdam	The Netherlands	Holding company	100	*	100	H
Arkema Hydrogen Peroxide Co., Ltd. Shanghai	N° 555, Shanghai Road Shanghai 201108 PR	China	Production and marketing of hydrogen peroxides.	66.67	*	66.67	O
Arkema Inc.	Corporation Service Company 2704 Commerce Drive Harrisburg, PA 17110	United States	Production and marketing of chemicals	100	*	100	O
Arkema Iniciadores S.A. de C.V.	Rio San Javier N°10 Fraccionamiento Viveros del rio, Tlalnepantla, Estato de Mexico CP 54060	Mexico	Marketing of organic peroxides	100	*	100	D
Arkema K.K.	15 F. Fukoku Seimei Building 15 F 2-2 Uchisaiwaicho 2 — Chome, Tokyo 100 0011	Japan	Distribution of Arkema products in Japan	100	*	100	D
Arkema Ltd.	6270 Bishop’s Court, Birmingham Business park B37 7YB, United Kingdom	United Kingdom	Distribution of Arkema products in the United Kingdom	100	*	100	D
Arkema Ltd.	N°2, 15, A Road, Bien Hoa Industrial Zone, Bien Hoa City — Dong Nai Province	Vietnam	Production and marketing of PVC compounds	100	*	100	O
Arkema North Europe B.V.	Ottho Heldringstraat 41 1066 XT Amsterdam	The Netherlands	Holding company	100	*	100	H
Arkema Peroxides India Private Limited	1 floor, Balmer Lawrie House 628 Anna Salai, Teynampet Chennai 60018	India	Production and marketing of organic peroxides	100	*	100	O

							Category

							O: operational
							(manufacturing or
							services and
							trading)
				% of		% of	D: distribution
				shareholding		voting	H: Holding company
Company name	Registered office	Country	Business lines	(*indirect)		rights	F: Finance company

Arkema Pte Ltd.	53, Tuas Crescent Singapore 638732	Singapore	Distribution of Arkema products in Southeast Asia	100	*	100	D
Arkema Pty Ltd.	893 Princess Highway P.O. Box 201 Springvale Vic 3171	Australia	Distribution of Arkema products in Australia	100	*	100	D
Arkema Quimica Ltda.	Av. Ibirapuera, N°2033 — 4 ° andar — laela — CEP — 04 029-901 — Sao Paulo	Brazil	Production of organic peroxides and distribution of Arkema products	100	*	100	O
Arkema Quimica S.A.	Avenida de Burgos, 12 28036 Madrid	Spain	Production and marketing of chemicals	100	*	100	O
Arkema Rotterdam B.V	Tankhoofd 10, 3196 KE Vondelingenplaat	The Netherlands	Production and marketing of thiochemicals	100	*	100	O
Arkema SP Z.o.o	Ul.Marynarska 19 a, 02-674 Warsaw	Poland	Production and marketing of chemicals	100	*	100	O
Arkema Srl	Via Pergnana 61 Rho (MI)	Italy	Production and marketing of chemicals	100	*	100	O
Arkema Vlissingen B.V	Europaweg v Cittershaven, 4389 PD Ritthem	The Netherlands	Production and marketing of plastic and agrochemical additives	100	*	100	O
Arkema Wyoming Holdings, Inc.	1821 Logan Avenue Cheyenne, WY 82001	United States	Holding company	100	*	100	H
Arkema Yoshitomi Ltd.	4-9 Hiranomachi 2 — chome, Chuo-Ku Osaka 541-0046	Japan	Production and marketing of organic peroxides	49	*	49	O
Ceca Italiana Srl	Via Galileo Galilei 51/53 Piotello (MI)	Italy	Production and marketing of active carbons and filtering agents	100	*	100	O
Ceca S.A.	4/8 Cours Michelet 92800 Puteaux	France	Production and marketing of speciality chemicals	100	*	100	O
Cerexagri	1 rue des Frères Lumières 78370 Plaisir	France	Production and marketing of agrochemicals	100	*	100	O
Cerexagri B.V	Tankhoofd 10 3196 KE Vondelingenplaat /RT	The Netherlands	Production and marketing of agrochemicals	100	*	100	O
Cerexagri Delaware, Inc.	2711 Centerville Road, Suite 400, Wilmington, Delaware 19808	United States	Holding company	100	*	100	H
Cerexagri Iberica S.A. unipersonal	Villa de Madrid n°54 46988 Paterna (Valencia)	Spain	Production and marketing of agrochemicals	100	*	100	O
Cerexagri, Inc.	Corporation Service Company 2704 Commerce Drive Harrisburg, PA 17110	United States	Production and distribution of agrochemicals	100	*	100	O
Cerexagri Italia Srl	Bivio Aspro Zona Industriale — 95040 Piano Tavola Belpasso (CT)	Italy	Production and marketing of agrochemicals	100	*	100	O

							Category

							O: operational
							(manufacturing or
							services and
							trading)
				% of		% of	D: distribution
				shareholding		voting	H: Holding company
Company name	Registered office	Country	Business lines	(*indirect)		rights	F: Finance company

Cerexagri Ziraat VE Kimya Sanayi Ve Ticaret Ltd. Sirketi	Sehit Fethi Bey Street 41, Flat 603 Izmir	Turkey	Production and marketing of agrochemicals	100	*	100	O
Delaware Chemicals Corporation	2711 Centerville Road, Suite 400, Wilmington, DE 19808	United States	Holding company	100	*	100	H
Desarollo Quimica Industrial S.A.	C. Villa de Madrid N° 54 — Poligono Industrial Fuente del Jarro — 46988 Paterna (Valencia)	Spain	Production and marketing of agrochemicals	100	*	100	O
Dorlyl SNC	297 rue des Phantiers BP 1152 76063 Le Havre	France	Production and marketing of vinyl compounds	100	*	100	O
Febex S.A.	Routes des Placettes 1880 Bex	Switzerland	Production and marketing of additives for metallisation and electronics	96.77	*	96.77	O
Luperox Iniciadores S.A. de C.V.	Km. 6.5 Carr. Nanchital- Las Choapas El Chapo, Ixhuatlan del Sureste Ver., Mexico 96360	Mexico	Production of organic peroxides	100	*	100	O
Maquiladora General de Matamoros S.A. de C.V.	Poniente dos numero 17, Ciudad Industrial Matomoros Tamaulipas	Mexico	Production and marketing of PMMA slab	100	*	100	O
Michelet Finance Inc.	2711 Centerville Rd. Suite 400 Wilmington DE 19808	United States	Financial services	100	*	100	F
Mimosa S.A.S	4/8 cours Michelet 92091 Paris la Défense Cedex	France	Holding company	100		100	H
MLPC International	209 avenue Charles Despiau 40370 Rion des Landes	France	Production and marketing of additives for the rubber industry	100	*	100	O
Oxochimie	4/8 Cours Michelet 92800 Puteaux	France	Production of butanol and 2EH	50	*	50	O
Ozark Mahoning Company	2711 Centerville Road, Suite 400, Wilmington, DE 19808	United States	Inactive company	100	*	100
Plasgom	Poligono Industrial la Torre del Rector c/mar del Caribe, 5 08130 Santa Perpetua de Mogoda	Spain	Production and marketing of vinyl compounds	100	*	100	O
Plasticos Altumax S.A.	Botanica 160 p. Ind. Gran Via Sud 08908 Hospitalet de Llobregat	Spain	Marketing of PMMA slab and other plastic slab	100	*	100	D
Qatar Vinyl Company Limited	Merqiled — Doha 24440	Qatar	Production and marketing of soda, EDC and CVM	12.9	*	12.9	O
Résil Belgium	Neerhonderd 35 B 9230 Weteren	Belgium	Production and marketing of vinyl compounds	100	*	100	O

							Category

							O: operational
							(manufacturing or
							services and
							trading)
				% of		% of	D: distribution
				shareholding		voting	H: Holding company
Company name	Registered office	Country	Business lines	(*indirect)		rights	F: Finance company

Résilia Srl	Via Milano N.201 21017 Samarate (Varese)	Italy	Production and marketing of vinyl compounds	100	*	100	O
Resinoplast	Chemin de Saint Léonard 51683 Reims Cedex 2	France	Production and marketing of vinyl compounds	100	*	100	O
Safpacke Products Ltd.	Pardess Gan Haim, Kfar Saba, Israel P.O. box 44 Kfar Saba 44100	Israel	Production and marketing of agrochemicals	100	*	100	O
Seki Arkema	79 Kyenam-ri, Chilseao-nyum Hamagun, Kyoungnam	Korea	Production and marketing of organic peroxides	51	*	40	O
Shanghai Arkema Gaoyuan Chemical Co., Ltd.	N° 8999, Human Road, Xuanqiao (Jing-an Industrial Park Nanhui, Shanghai 201314 PR	China	Production and marketing of copolyamides	88.89	*	88.89	O
Société de Développement Arkema (S.D.A.)	4/8 cours Michelet 92800 Puteaux	France	Holding company	100		100	H
Stannica LLC	Corporation Trust Company 1209 Orange Street Wilmington, DE 19808	United States	Production and marketing of plastic additives	40	*	40	O
Sunclear	280 avenue de la Marne Marcq en Baroeul	France	Marketing of plastic slab	100	*	100	D
Turkish Products Inc.	2711 Centerville Road Suite 400 Wilmington, DE 19808	United States	Inactive company	100	*	100
Viking Chemical Company	380 Jackson Street Suite 418 Saint Paul, MN 55101	United States	Production of epoxidised vegetable oils	100	*	100	O
Vinilis S.A.	Mallorca, 269 08008 Barcelona	Spain	Production of PVC	35	*	35	O
Vinylberre	4/8 Cours Michelet 92800 Puteaux	France	Production of PVC	65	*	65	O
Vinylfos	4/8 Cours Michelet 92800 Puteaux	France	Production of CVM	79	*	70	O
Wyoming Holdings Delaware Inc.	2711 Centerville Road Suite 400 Wilmington, DE 19808	United States	Inactive company	100	*	100

Appendix F.2 — Non-consolidated companies as of the date of this prospectus

							Category

							O: operational
							(manufacturing or
							services and
							trading)
				% of		% of	D: distribution
				shareholding		voting	H: Holding company
Company name	Registered office	Country	Business lines	(*indirect)		rights	F: Finance company

Alphavin	Route de la Bonne Terre — CH-1262 Eysins	Switzerland	Inactive company	66.66	*	66.66
Arkema A/S	Herlev Hovedgade 195, DK — 2730 Herlev	Denmark	Distribution of Arkema chemicals in Northern Europe	100	*	100	D
Arkema Changshu Chemical Co., Ltd. (37)	Fluorochemical Industrial Park of Changshu Economic Development Zone Jiangsu	China	Production and marketing of organic peroxides	100	*	100	O
Arkema Co., Ltd.(38)	Unit 3207-11 Tower 32/F. The Gateway Harbour City. 25 Canton RD Tsim Sha Tsui Kowloon. Hong-Kong	China	Distribution of chemicals	100	*	100	D
Arkema International	80-82 rue de Lausanne CH — 1201 Geneva	Switzerland	International personnel management	100	*	100	O
Arkema Kft	H 11 15 Budapest — Bartol Bela u. 105 — 113	Hungary	Distribution of Arkema products in Hungary	100	*	100	D
Arkema Mexico S.A. de C.V.	Rio San Javier N°10 Fraccionamiento Viveros del Rio Tlalnepantla Estato de Mexico CP 54060	Mexico	Distribution of Arkema products in Mexico	100	*	100	D
Arkema Pension Fund Trustee Company Ltd.	6270 Bishop’s Court, Birmingham Business Park B37 7YB	United Kingdom	Pension fund management	100	*	100	F
Arkema Quimica Lda	Rua Pero Alvito, 4 a 2400 — 208 Leiria	Portugal	Distribution of Arkema products in Portugal	100	*	100	D
Arkema Sro	U Tleparny 3 158000 Prague	Czech Republic	Distribution of Arkema products in the Czech Republic and Slovakia	100	*	100	D
Arkema S.A.	Carera 21 No 82-46 of 301	Colombia	Distribution of Arkema products in Colombia,	100	*	100	D
Arkema Sdn Bhd	16 1st floor Jalan Usj 10/1 UEP Bubang Jaya 47620 Selancour	Malaysia	Ecuador and Peru Distribution of Arkema products in Malaysia	100	*	100	D
Arkema Shanghai Distribution 39	D Part, No. 28 Warehouse, No. 500, Fu Te Road (No. 2 East), Shanghai Wai Gao Qiao Free Trade Zone, Shanghai	China	Distribution of Arkema products in China	100	*	100	D
Arkema VE Kimya Sanayi ve Ticaret A.S.	Ihlmur, Yildiz Cd. Kessal Sk n° 4 Betsiktas 80700 Istanbul	Turkey	Distribution of Arkema products in Turkey	100	*	100	D
Atofina Argentina S.A.	Marcelo T. de Alvear N°1719 Buenos Aires	Argentina	Company in liquidation	100	*	100

							Category

							O: operational
							(manufacturing or
							services and
							trading)
				% of		% of	D: distribution
				shareholding		voting	H: Holding company
Company name	Registered office	Country	Business lines	(*indirect)		rights	F: Finance company

Atofina Venezuela S.A.	Calle la Guairita Edificio Los Frailes Pisso 4° Urbanizacion Chao Caracas 1061	Venezuela	Company in liquidation	100	*	100
Bourbon Plastiques S.A.	Bras Panon Rivieres du Mat 97412 Ile de la Réunion	France	Distribution of plastics	1.59	*	1.59	D
Cerexagri Costa Rica	Calles 13-15 avenida 11 — Edificio Teval, 2 piso oficina N° 21 San Jose	Costa Rica	Distribution of agrochemicals in Costa Rica	100	*	100	D
Cerexagri-Nisso LLC	1209 Orange Street Wilmington, DE 19801	United States	Distribution of agrochemicals	50	*	50	D
Elemica Inc	Wayne, Pennsylvania (Suburban Philadelphia)	United States	Distribution of chemicals by e-commerce	9	*	9	D
Elfa Oxychemie S.A.	76 Roherstrasse CH-5001 Aarau	Switzerland	Marketing of hydrogen peroxide	50	*	50	D
Fosfanil S/A	Av. Ibirapuera N°2033, 4° andar 04029 — 901 Sao Paulo	Brazil	Company in liquidation	96.58	*	96.58
Groupement de Recherches de Lacq (GIE GRL)	Centre de Recherches de Lacq 64170 Lacq	France	Research	100	*	100
Marjolaine S.A.S	4/8 cours Michelet 92091 Paris la Défense Cedex	France	Inactive company	100	*	100
Nisso TM LLC	1209 Orange Street Wilmington DE 19808	United States	Distribution of agrochemicals	49	*	49	D
Nitto Kasei Company Ltd.	17-14, Nishiawaji 3-chome, Higashiyodogawa-ku, Osaka 533-0031	Japan	Production and marketing of plstic additives, industrial chemicals and agrochemicals	6.59	*	6.59*	O
Polimeri Termoplastici Srl (Politerm)	Via E. Melatello 271 40034 Forlimpoli	Italy	Distribution of plastic slab	21	*	21	D
Rionil Compostos Vinilcos Ltda.	Rodovia Washington Lutz N° 14235 Campos Eliseos CEP 25.055.009 Duquede Caxias	Brazil	Production and marketing of compound mixtures (PVC)	66.70	*	66.70	O
SCI Agricole de Parapon	La Saline 30600 Vauvert	France	Operation of a property in Parapon (Gard)	98	*	98
Sequoia S.A.S	4/8 cours Michelet 92091 Paris la Défense Cedex	France	Inactive company	100	*	100
Société Alsacienne et Lorraine de Sondage	2 rue Gabriel Peri 54110 Dombasle sur Meurthe	France	Exploration of salt sources and rock salt	30.24	*	30.24	O
Société Béarnaise de Synthèse	23, rue Bossuet Z.I. de la Vigne aux Loups 91160 Longjumeau	France	Production and marketing of all chemicals derived from acrolein	25	*	25	O

							Category

							O: operational
							(manufacturing or
							services and
							trading)
				% of		% of	D: distribution
				shareholding		voting	H: Holding company
Company name	Registered office	Country	Business lines	(*indirect)		rights	F: Finance company

Société d’études et de réalisation financières (SERF)	4/8 cours Michelet 92091 Paris la Défense Cedex	France	Holding company	100	*	100	H
Société Financière Arkema S.A.S. (SOFIA)	4/8 cours Michelet 92091 Paris la Défense Cedex	France	Holding company	100	*	100	H
Société Fluides Diélectriques	4/8 cours Michelet 92800 Puteaux	France	Distribution of products for the electrical industry	50	*	50	D
Soficar	Route de Lagor 64750 Bidos	France	Production and marketing of various forms of carbon and intermediate products	30	*	30	O
Vetek S.A.	Avenue del Libertador 5480 — piso 11 (C1426BXP) Buenos Aires	Argentina	Commercialisation of Arkema products in Argentina	60	*	60	D

(37)	Will be consolidated on 1 July 2006.

(38)	Will be consolidated on 1 July 2006.

(39)	Will be consolidated on 1 July 2006.

APPENDIX G —
CROSS-REFERENCE TABLES
      This cross-reference table shows the section(s) and page number(s) in which the information about each of these headings appears in this prospectus next to each of the headings laid down in Annex I of EC regulation 809/2004 issued by the European Commission on 29 April 2004.

N°	Heading shown in the Regulation	Section(s)	Page(s)

1	Persons responsible
1.1	Persons responsible for the information given in the prospectus	1.1	9
1.2	Declaration by persons responsible for the prospectus	1.2	9
2	Statutory auditors
2.1	Name and address of the issuer’s statutory auditors	1.3	9
2.2	Statutory auditors who have resigned, been removed or not been re-appointed during the period covered by the historical financial information	Not applicable
3	Selected financial information
3.1	Selected historical financial information	3.1	50
3.2	Selected financial information for interim periods and comparative data for the same periods of the prior financial year	Not applicable
4	Risk factors	4.1 et seq. (Chapter 4)	171 to 183
5	Information about the Company	3.2	50 to 51
5.1	History and development of the Company	3.2	50 to 51
5.1.1	Legal and commercial name	3.2.1	50
5.1.2	Place of registration and registration number	3.2.2	50
5.1.3	Date of incorporation and length of life	3.2.3	50
5.1.4	Domicile and legal form of the issuer, legislation under which the issuer operates, its country of incorporation, address and telephone number	3.2.4	51
5.1.5	Important events in the development of the issuer’s business	Not applicable
5.2	Investments	3.4.5	59 to 60
5.2.1	Principal investments made by the issuer during each financial year in the period covered by the historical financial information	3.4.5.1	59
5.2.2	Principal investments by the issuer that are in progress	3.4.5.2	60
5.2.3	Information concerning the issuer’s principal future investments on which its management bodies have already made firm commitments	3.4.5.3	60
6	Business overview	3.4	53 to 80
6.1	Principals activities	3.4	53 to 80
6.1.1	Nature of the issuer’s operations and its principal activities	3.4	53 to 80
6.1.2	Significant new products or services introduced onto the market	3.4	53 to 80
6.2	Principal markets	3.4.6	60 to 80
6.3	Exceptional factors influencing the information provided in accordance with items 6.1 and 6.2	Not applicable
6.4	Extent of issuer’s dependence on patents and licences, industrial, commercial or financial contracts or new manufacturing processes	4.2	171 to 172

N°	Heading shown in the Regulation	Section(s)	Page(s)

6.5	Basis for any statements made by the issuer regarding its competitive position	3.4	53 to 80
7	Organisational structure
7.1	Description of the Group and the issuer’s position within the Group	3.3	52
7.2	List of the issuer’s significant subsidiaries	3.3	52
8	Property, plant and equipment
8.1	Material tangible fixed assets, either existing or planned, including leased properties	3.10.1	105
8.2	Environmental issues that may affect the issuer’s utilisation of its tangible fixed assets	3.10.2	105
9	Operating and financial review
9.1	Description of the issuer’s financial condition, changes in its financial condition and results of its operations during each financial year and interim period for which historical financial information is required	3.21.4 3.21.10	154 166
9.2	Operating results	3.21.5	155 to 159
9.2.1	Significant factors, including unusual or infrequent events or new developments materially affecting or that may materially affect the issuer’s income from operations	3.21.4 3.21.10	154 166
9.2.2	Discussion of changes in net sales or revenues	3.21	149 to 166
9.2.3	Governmental, economic, fiscal, monetary or political strategy or factors that have materially affected or could materially affect the issuer’s operation	3.21	149 to 166
10	Capital resources
10.1	Information about the issuer’s capital resources (both short-and long-term)	3.22.1	167
10.2	Sources and amounts of issuer’s cash flows	3.22.2	168
10.3	Information on the issuer’s borrowing requirements and funding structure	3.22.3	168
10.4	Information regarding any restrictions on the use of capital resources	3.22.4	169
10.5	Information regarding anticipated sources of funds	3.22.5	169
11	Research and development, patents and licences
	Description of the issuer’s research and development policies and the cost of issuer-sponsored research and development activities	3.5	80 to 83
12	Trend information
12.1	Most significant trends in production, sales and inventory, costs and selling prices from the end of the last financial year up to the date of the registration document	3.13.1	118
12.2	Information on any known trends, uncertainty, demands, commitments or events that are reasonably likely to have a material effect on the issuer’s prospects for at least the current financial year	3.13.2	118
13	Profit forecasts or estimates	3.13.3	119
14	Administrative, management and supervisory bodies and senior management

N°	Heading shown in the Regulation	Section(s)	Page(s)

14.1	Information about the activities, the absence of convictions and directorships of:	3.14.1	120 to 126
	— members of the administrative, management and supervisory bodies; and	3.14.2	126 to 128
	— any senior manager who is relevant to establishing that the issuer has the appropriate expertise and experience to manage its own affairs	3.14.3 3.14.4	128 129
14.2	Conflicts of interest within administrative, management and supervisory bodies and senior management	3.14.5	129
	Any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which one of the persons referred to in item 14.1 was selected as a member of an administrative, management or supervisory body or as a member of senior management	3.14.6	129
	Details of any restrictions agreed by persons referred to in item 14.1 on the sale within a certain time of their holdings of the issuer’s securities	3.16.2.3	132
15	Remuneration and benefits received by persons referred to in item 14.1
15.1	Amount of remuneration oaid and benefits in kind granted by the issuer and its subsidiaries to such persons	3.15.1	129
15.2	Total amounts set aside or accrued by the issuer to provide pension, retirement or similar benefits	3.15.2	129
16	Board practices
16.1	Date of expiration of the current term of office of members of the administrative, management and supervisory bodies	3.14.1	120 to 126
16.2	Information about service contracts of members of the administrative bodies	3.14.6	129
16.3	Information about the issuer’s audit and remuneration committees	3.16.5	134 to 136
16.4	Statement as to whether or not the issuer complies with the applicable corporate governance regime	3.16.7	140
17	Employees
17.1	Number of employees at the end of the period covered by the historical financial information or average number during each financial year of this period and an analysis of the number of employees	3.7.1	93
17.2	Shareholdings and stock options:	Not applicable
	For each of the persons referred to in item 14.1, information about their share ownership in the issuer and options over such shares
17.3	Details of any arrangement for involving the employees in the capital of the issuer	3.7.4 3.7.5	96 97
18	Major shareholders
18.1	Name of any person other than members of administrative, management and supervisory bodies who, directly or indirectly, has an interest in the issuer’s capital or voting rights, which is notifiable under applicable domestic law	3.17.1	140
18.2	Whether or not there are differences in voting rights	3.17.2	142

N°	Heading shown in the Regulation	Section(s)	Page(s)

18.3	Ownership and control of the issuer and description of measures in place to ensure that such control is not abused	3.17.2	142
18.4	Description of any arrangements, the operation of which could lead to a change in control	3.17.4	142
19	Related party transactions	3.19	148
20	Financial information concerning the issuer’s assets and liabilities, financial position and profits and losses
20.1	Historical financial information	3.20	149
20.2	Pro forma financial information and description of the impact of the restructuring	3.20.3 Appendix D.1	149 145
20.3	Annual financial statements (own and consolidated financial statements)	3.20.1 Appendixes A.1, B.1, C.1	149 F1, F44, F91
20.4	Auditing of historical annual financial information
20.4.1	Statement that the historical financial information has been audited	3.20.2 Appendixes A.2, B.2, C.2 3.20.4 Appendixes D.2, D.3	149 F42, F89, F143 149 F210, F212
20.4.2	Indication of other information contained in the registration document that has been audited by the statutory auditors	Not applicable
20.4.3	Where financial information in the registration document is not taken from the issuer’s audited financial statements, state the source and state that the data is unaudited	3.20	149
20.5	Age of latest audited financial information	3.20	149
20.6	Interim and other financial information	3.20	149
20.7	Dividend policy	3.23	169
20.7.1	Dividend per share	Not applicable
20.8	Legal and arbitration proceedings	3.8, 3.20	98 to 102, 149
20.9	Significant change in the issuer’s financial or trading position since the end of the last financial year	Not applicable
21	Additional information
21.1	Share capital	3.18.1	142 to 143
21.1.1	Amount of capital subscribed, number of shares issued, par value per share and reconciliation of the number of shares outstanding at the beginning and the end of the financial year	3.18.1.1	142
21.1.2	Details of shares not representing capital	3.18.1.3	142
21.1.3	Number, book value and face value of shares in the issuer held by the issuer itself or by its subsidiaries	3.18.1.4	142
21.1.4	Amount of convertible or exchangeable securities and securities with warrants	3.18.1.5	143

N°	Heading shown in the Regulation	Section(s)	Page(s)

21.1.5	Information about and terms of any acquisition rights and or obligations over authorized but unissued capital, or any undertaking to increase the capital	3.18.1.6	143
21.1.6	Information about any capital of any member of the group which is under option or agreed to be put under option	3.18.1.6	143
21.1.7	A history of the share capital for the period covered by the historical financial information	3.18.1.7	143
21.2	Memorandum and Articles of Association	3.18.2	144
21.2.1	Issuer’s business purpose	3.18.2.1	144
21.1.2	Any provisions in the issuer’s articles of association or charter concerning members of its administrative bodies	3.18.2.2	144
21.2.3	Rights, preferences and restrictions related to each category of existing shares	3.18.2.3	144
21.2.4	Number of shares required to change the rights of shareholders	3.18.2.5	145
21.2.5	Conditions governing the manner in which annual general meetings and extraordinary general meetings are called, including conditions of admission	3.18.2.6	145
21.2.6	Provision in the issuer’s articles of association, statutes, charter or bylaws that would have the effect of delaying, deferring or preventing a change in control of the issuer	3.18.2.7	147
21.2.7	Provision in the articles of association, statutes, charter or bylaws governing the ownership threshold above which shareholder ownership must be disclosed	3.18.2.8 3.18.2.9	147 148
21.2.8	Conditions imposed by the memorandum and articles of association, statutes, charter or bylaws governing changes in the capital where such conditions are more stringent than is required by law	Not applicable
22	Material contracts	3.9, 3.12	103 to 105, 107 to 118
23	Third party information and statements by experts and declarations of any interest	Not applicable
24	Documents on display	3.26	170
25	Information on holdings
	Information relating to the undertakings in which the issuer holds a proportion of the capital likely to have a significant effect on the assessment of its own assets and liabilities, financial position or profits and losses	3.27	170

      This cross-reference table shows the section(s) and page number(s) in which the information about each of these headings appears in this prospectus next to each of the headings laid down in Annex III of EC regulation 809/2004 issued by the European Commission on 29 April 2004.

N°	Heading shown in the Regulation	Section(s)	Page(s)

1.	Persons responsible
1.1	Persons responsible for the information contained in the prospectus	1.1	9
1.2	Declaration by persons responsible for the prospectus	1.2	9
2.	Risk factors	4.1 et seq. (chapter 4)	171 to 183

3.	Key information
3.1	Working capital statement	3.22.6	169
3.2	Capitalisation and indebtedness	3.22.1	167
3.3	Interest of natural persons and legal entities involved in the issue	2.1.1.2	14
3.4	Reasons for the offer and use of proceeds	Not applicable
4.	Information concerning the securities to be admitted to trading
4.1	Description of the type and class of the securities being admitted to trading, including the ISIN (International Security Identification Number) or other such security identification code	5.1.1 5.3.1 5.5.1	184 193 195
4.2	Legislation under which the securities have been created	5.1.2 5.3.2 5.5.2	184 193 186
4.3	Form of the securities issued	5.1.3 5.3.3 5.5.3	184 193 196
4.4	Currency of the securities issued	5.1.4	185
4.5	Description of the rights attached to the securities, including any limitations of those rights and procedure for the exercise of those rights	5.1.5 5.3.4	185 194
4.6	Statement of the resolutions, authorisations and approvals by virtue of which the securities have been or will be created and issued	5.1.6	186
4.7	Expected issue date of the securities	2.1.2.8 2.2.2.2.1 2.3.2.2.1 2.4.2.2.1 5.1.7	26 29 34 41 186
4.8	Description of any restrictions on the free transferability of the securities	5.1.8 5.3.6	186 194
4.9	Indication of the existence of any mandatory takeover bids and/or squeeze-out and sell-out rules in relation to the securities	5.1.9	186 to 187
4.10	Indication of public takeover bids by third parties in respect of the issuer’s equity, which have occurred during the last financial year and the current financial year, price or exchange terms attaching to such offers and outcome thereof	5.1.10	187
4.11	Information on taxes on the income from the securities withheld at source and indication as to whether the issuer assumes responsibility for the withholding of taxes at the source	5.1.11 5.3.7 5.5.4	187 to 192 194 to 195 196
5.	Terms and conditions of the offer
5.1	Conditions, offer statistics, expected timetable and action required to apply for the offer

N°	Heading shown in the Regulation	Section(s)	Page(s)

5.1.1	Conditions to which the offer is subject	Not applicable
5.1.2	Total amount of the issue	Not applicable
5.1.3	The time period during which the offer will be open and description of the application process	Not applicable
5.1.4	Revocation and suspension of the offer	Not applicable
5.1.5	Description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants	Not applicable
5.1.6	Minimum and/or maximum amount of application	Not applicable
5.1.7	Indication of the period during which an application may be withdrawn, provided that investors are allowed to withdraw their subscription	Not applicable
5.1.8	Method and time limits for paying up the securities and for delivery of the securities.	Not applicable
5.1.9	Full description of the manner and date in which results of the offer are to be made public	Not applicable
5.1.10	Procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised	Not applicable
5.2	Plan of distribution and allotment
5.2.1	Various categories of potential investors to which the securities are offered	Not applicable
5.2.2	To the extent known to the issuer, an indication of whether major shareholders or members of the issuer’s management, supervisory or administrative bodies intend to subscribe in the offer, or whether any person intends to subscribe for more than five per cent of the offer	Not applicable
5.2.3	Pre-allotment disclosure	Not applicable
5.3	Pricing
5.3.1	Price at which the securities will be offered	Not applicable
5.3.2	Process for the disclosure of the offer price	Not applicable
5.3.3	If the issuer’s equity holders have pre-emptive purchase rights and this right is restricted or withdrawn, indication of the basis for the issue price if the issue is for cash, together with the reasons for and beneficiaries of such restriction or withdrawal	Not applicable
5.3.4	Where there is or could be a material disparity between the public offer price and the effective cash cost to members of the administrative, management or supervisory bodies or senior management, or affiliated persons, of securities acquired by them in transactions during the past year, or which they have the right to acquire, include a comparison of the public contribution in the proposed public offer and the effective cash contributions of such persons	Not applicable
5.4	Placing and underwriting
5.4.1	Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extend known to the issuer or to the offeror, of the placers in the various countries where the offer takes place	Not applicable

N°	Heading shown in the Regulation	Section(s)	Page(s)

5.4.2	Name and address of any paying agents and depository agents in each country	5.1.3 5.3.3 5.5.3	184 193 196
5.4.3	Name and address of the entities agreeing to underwrite the issue on a firm commitment basis, and name and address of the entities agreeing to place the issue without a firm commitment or under “best efforts” arrangements. Indication of the material features of the agreements, including the quotas	Not applicable
5.4.4	Indicate when the underwriting agreement has been or will be reached
6.	Admission to trading
6.1	Application for admission to trading	5.2.1 5.3.1 5.5.1	192 193 195
6.2	All the regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading	Not applicable
6.3	If simultaneously or almost simultaneously with the creation of the securities for which admission to a regulated market is being sought securities of the same class are subscribed for or placed privately or if securities of other classes are created for public or private placing, give details of the nature of such operations and of the number and characteristics of the securities to which they relate	Not applicable
6.4	Details of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment	Not applicable
6.5	Stabilisation and over-allotment option	Not applicable
6.5.1	Mention the fact that stabilisation may be undertaken, that there is no assurance that it will be undertaken and that it may be stopped at any time	Not applicable
6.5.2	The beginning and the end of the period during which stabilisation may occur	Not applicable
6.5.3	State the identity of the stabilisation manager for each relevant jurisdiction unless this is not known at the time of publication	Not applicable
6.5.4	Mention the fact that stabilisation transactions may result in a market price that is higher than would otherwise prevail	Not applicable
7.	Selling securities holders
7.1	Name and business address of the person or entity offering to sell the securities, the nature of any position, office or other material relationship that the selling persons have had within the past three years with the issuer or any of its predecessors or affiliates	Not applicable
7.2	The number and class of securities being offered by each of the selling security holders	Not applicable
7.3	Lock-up agreements	Not applicable
8.	Expense of the issue
8.1	The total net proceeds and an estimate of the total expenses of the issue/offer	5.2.4	193
9.	Dilution
9.1	The amount and percentage of immediate dilution resulting from the offer	Not applicable

N°	Heading shown in the Regulation	Section(s)	Page(s)

9.2	In the case of a subscription offer to existing equity holders, the amount and percentage of immediate dilution if they do not subscribe to the new offer	Not applicable
10.	Additional information
10.1	If advisors connected with an issue are mentioned in the Securities Note, a statement of the capacity in which the advisors have acted	Not applicable
10.2	An indication of other information in the Securities Note which has been audited or reviewed by statutory auditors and where auditors have produced a report	Not applicable
10.3	Where a statement or report attributed to a person as an expert is included in the Securities Note, provide such persons’ name, business address, qualifications and material interest if any in the issuer. If the report has been produced at the issuer’s request a statement to the effect that such statement or report is included, in the form and context in which it is included, with the consent of the person who has authorized the contents of that part of the Securities Note	Not applicable
10.4	Where information has been sourced from a third party, provide a confirmation that this information has been accurately reproduced and that as far as the issuer is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. In addition, identify the source(s) of the information	Not applicable

ADDITIONAL INFORMATION FOR HOLDERS OF
TOTAL S.A. SHARES AND TOTAL S.A. ADRs
IN THE UNITED STATES

1

TAXATION
      United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, holders of Total S.A. shares, Total S.A. ADRs and prospective holders of New Arkema Interests (as defined below) are hereby notified that: (a) any discussion of United States federal tax issues contained or referred to in this Information Memorandum or any document referred to herein is not intended or written to be used, and cannot be used by such holder for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) such holders should seek advice based on their particular circumstances from an independent tax advisor.
      This section describes certain French tax consequences of receiving from Total S.A. pursuant to the Spin-Off and owning and disposing of Arkema S.A. shares, Arkema S.A. ADSs and Rights (as defined below) for U.S. holders that are eligible for the benefits of the Treaty (as defined below) and the material United States federal income tax consequences of receiving from Total S.A. pursuant to the Spin-Off and of owning and disposing of Arkema S.A. shares, Arkema S.A. ADSs or Allotment Rights for Fractional Arkema Shares as defined in Section 2.3.3.3.3 of the Prospectus (the “Rights”). We will refer to the Arkema S.A. shares, Arkema S.A. ADSs and Rights collectively as the “New Arkema Interests.” This section applies to you only if you are a U.S. holder who acquires your New Arkema Interests from Total S.A. in the Spin-Off and you hold your New Arkema Interests as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 5% or more of Total S.A. or Arkema S.A. voting rights or stock,

•	a person that holds Total S.A. shares, Total S.A. ADRs or New Arkema Interests as part of a straddle or a hedging or conversion transaction, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.
      You are a U.S. holder if you are a beneficial owner of Total S.A. shares, Total S.A. ADRs or New Arkema Interests and you are:

•	a citizen or resident of the United States for U.S. federal income tax purposes,

•	a domestic corporation for U.S. federal income tax purposes,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
      This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of France, all as currently in effect, as well as on the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital dated August 31, 1994 (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

2

      You should consult your own tax advisor regarding the United States federal, state and local and the French and other tax consequences of the Spin-Off and of owning and disposing of New Arkema Interests in your particular circumstances. In particular, you should confirm with your advisor whether you are eligible for the benefits of the Treaty and should discuss any possible consequences of failing to be so eligible.
      For a description of Canadian tax consequences for the holders of Total S.A. shares or Total S.A. ADRs who are Canadian tax residents of receiving New Arkema Interests pursuant to the Spin-Off, see Section 2.1.2.5.4 of the Prospectus.
      Elf Aquitaine shareholders should consult their own tax advisors regarding the United States federal, state and local tax consequences of the Elf Spin-Off and the Merger, as well as such tax consequences arising out of the laws of any other jurisdiction applicable to them.
French Taxation
      For a description of the French tax consequences of the Spin-Off, see Section 2.1.2.5. of the Prospectus.
      The following generally summarizes the material French tax consequences for U.S. holders eligible for Treaty benefits of owning and disposing of New Arkema Interests. The statements relating to French tax laws set forth below are based on the laws, treaties and regulations in force as of the date hereof and are subject to any changes after that date.
      This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of New Arkema Interests.
      The following summary does not discuss the treatment of shares that are held by a resident of France (except for purposes of illustration) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of Arkema.
      For a description of the French tax consequences for residents of France of owning or disposing Arkema S.A. shares and Rights, see, respectively, Section 5.1.11.1 and Section 5.3.7.1 of the Prospectus.
          French Withholding Tax Matters
      Dividends paid to non-residents of France are subject to French withholding tax at a rate of 25% unless reduced by a tax treaty. U.S. holders that are eligible for the benefits of the Treaty are entitled to the reduced rate of the French withholding tax of 15%, provided certain requirements are met, and may be entitled to the refund of the crédit d’impôt (less applicable withholding tax), a tax credit equal to 50% of the amount of received dividends. The crédit d’impôt is subject to an overall annual cap of €230 or €115, depending on the marital status of the individual holder. See Section 5.1.11.1.1.1 of the Prospectus for a more detailed description of the crédit d’impôt.
      Requirements set forth in the administrative guidelines dated February 25, 2005 (4 J-1-05) (the “Administrative Guidelines”) with respect to the French refund procedure apply to a U.S. holder eligible for Treaty benefits, although the U.S. Internal Revenue Service is not required to certify the certificate of residence, provided that (i) the U.S. holder provides the U.S. financial institution managing such holder’s securities account with a certificate of residence conforming with the template attached to the Administrative Guidelines and (ii) the U.S. financial institution managing the U.S. holder’s securities account in the United States certifies to the French paying agent that the U.S. holder complies with all the requirements for obtaining the reduced rate set forth in the Administrative Guidelines. If the certification by the U.S. financial institution managing the U.S. holder’s securities account in the United States is not obtained, the U.S. Internal Revenue Service should certify the abovementioned certificate of residence and, upon certification, the U.S. holder should furnish it to the French paying agent.

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      Where the U.S. holder’s identity and tax residence are known to the French paying agent, the latter may apply the 15% withholding tax rate to dividends it pays to such U.S. holder even if the U.S. holder does not comply with the requirements set forth in the preceding paragraph.
      In all cases, immediate application of the 15% withholding tax rate at source will be available only if the appropriate forms mentioned in the Administrative Guidelines are duly sent to the paying agent before the dividend payment date.
      For a U.S. holder eligible for Treaty benefits but not eligible for the immediate 15% withholding tax rate at source, the 25% French withholding tax will be levied at the time the dividends are paid. Such U.S. holder may, however, be entitled to a refund of the withholding tax in excess of the 15% rate provided that it furnishes to the French paying agent an application for refund on form RF 1A EU-No 5052 certified by the U.S. financial institution managing the U.S. holder’s securities account before December 31 of the second year following the date of payment of the withholding tax at the 25% rate to the French tax authorities, according to the requirements provided by the Administrative Guidelines. Any French withholding tax refund is generally expected to be paid within twelve months from the filing of form RF 1A EU-No 5052. However, it will not be paid before January 15 of the year following the year in which the dividend was paid.
      Copies of the form RF 1A EU-No 5052, together with instructions, are available from the U.S. Internal Revenue Service. Certificates of residence mentioned in the Administrative Guidelines may also be available from the U.S. Internal Revenue Service and the French Centre des Impôts des Non-Résidents at 9, rue d’Uzès, 75094 Paris Cedex 2, France. Information regarding the identity and address of the paying agent will be available from Arkema S.A.
      US pension funds and other tax-exempt entities created and operating their activities in accordance with the provisions of Sections 401(a), 403(b), 457 or 501(c)(3) of the Code are subject to the same general filing requirements except that, in addition, they have to provide a certificate issued by the U.S. Internal Revenue Service or any other document stating that they have been created and are operating their activities in accordance with the provisions of the above-mentioned Sections of the Code. This certificate must be provided only once after the first application for the 15% withholding tax rate at source and at the specific request of the French tax authorities.
      Similarly, regulated companies such as RICs, REITs and REMICs (“Regulated Companies”) will have to send to the financial institution managing their securities account a certification from the U.S. Internal Revenue Service indicating that they are classified as a Regulated Company under the relevant sections of the Code. This certification must be produced each year.
      Under the deposit agreement among The Bank of New York (the “Depositary”), Arkema S.A. and the holders and beneficial owners of Arkema S.A. ADSs (the “Arkema Deposit Agreement”), to be executed prior to the Completion Date, the Depositary will be obligated to provide certificates of residence together with instructions to all U.S. holders of Arkema S.A. ADSs registered with the Depositary. The Depositary will also be obligated to use reasonable efforts to follow the procedures established by the French tax authorities for U.S. holders to benefit from the 15% French withholding tax rate at source or, if the French paying agent withheld at the 25% rate, recover the excess 10%, and obtain, with respect to dividend distributions made to U.S. holders who are individuals, the refund of the crédit d’impôt, in accordance with the procedures established by the French tax authorities. For more information, see “Description of Arkema ADR Facility — Dividends, other distribution and rights” of this Information Memorandum.
          Taxation on Sale or Other Disposition of New Arkema Interests
      If you are a U.S. holder that is eligible for the benefits of the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of New Arkema Interests, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.
      A 1.1% registration duty (subject to a maximum of € 4,000 per transfer) applies to certain transfers of shares in French companies. The duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if such written agreement is executed outside France.

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          Estate and Gift Tax
      Under the Convention between the United States of America and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, a transfer of New Arkema Interests by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of the transfer and the shares were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.
          Wealth Tax
      If you are a U.S. holder that is eligible for the benefits of the Treaty, you will not be subject to French wealth tax (impôt de solidarité sur la fortune), unless you own, alone or with related persons, directly or indirectly, New Arkema Interests which give right to at least 25% of Arkema S.A.’s earnings.
United States Taxation
          Characterization of Total S.A. ADSs and Arkema S.A. ADSs and Rights
      This section is based in part upon the representations of the Depositary and the assumption that the draft Arkema Deposit Agreement will be executed prior to the Completion Date and that each obligation in the deposit agreement, as amended and restated as of August 7, 2003 among the Depositary, Total S.A and holders of Total S.A. ADRs. (the “Total Deposit Agreement”) and the Arkema Deposit Agreement and any related agreement concerning the Total S.A. ADRs and the Arkema S.A. ADSs will be performed in accordance with their terms and that Arkema S.A. will have received a letter from the Depositary confirming the interpretation of the Arkema Deposit Agreement and the pre-cancellation and pre-release of ADSs. In general, and taking into account these assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs or if you hold ADSs in uncertificated form, you will be treated as the owner of the shares represented by those ADR or ADSs. Exchanges of shares for ADRs or ADSs and ADRs or ADSs for shares generally will not be subject to United States federal income tax.
      The Rights are likely to be treated as representing an interest in the underlying fractional shares of Arkema S.A. (together with a ratable portion of the dividends distributed by Arkema S.A. in respect thereof) and, except where otherwise stated below, the remainder of this discussion so assumes.
          Tax Consequences of the Spin-Off
      Total S.A. expects to receive an opinion from Sullivan & Cromwell LLP to the effect that the Spin-Off should qualify as a transaction described under Section 355 of the Code and, except where otherwise stated below, the remainder of this discussion assumes that the Spin-Off so qualifies. Total S.A. has not received, nor does it intend to seek, a ruling from the Internal Revenue Service concerning the United States federal income tax treatment of the Spin-Off. Accordingly, you should be aware that the Internal Revenue Service may disagree with the United States federal income tax consequences of the Spin-Off described herein and instead assert alternative characterizations of the Spin-Off, some of which may be adverse to you.
      You will not recognize any income, gain or loss as a result of the receipt of New Arkema Interests in the Spin-Off. Your holding period for the New Arkema Interests received in the Spin-Off will include the period for which you held the Total S.A. shares or Total S.A. ADRs in respect of which you received the New Arkema Interests. Your tax basis for the New Arkema Interests will be determined by allocating a portion of your basis in your Total S.A. shares or Total S.A. ADSs to the New Arkema Interests you received in the Spin-Off. The basis will be allocated on the basis of the relative fair market values of the Total S.A. shares and Total S.A. ADSs on the one hand and the New Arkema Interests received in the Spin-Off on the other hand.
      If you receive cash in lieu of a fractional Arkema S.A. ADS, you will be treated as if you received an Arkema S.A. fractional share and sold it for the amount of cash received. You will recognize gain or loss equal to the difference between the amount of cash received and your basis in the Arkema S.A. fractional shares as

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determined according to the preceding paragraph. The gain or loss will be long-term capital gain or loss if your holding period for the Arkema S.A. fractional share, determined as described above, is more than one year.
      If the Spin-Off were not to qualify as a tax-free transaction, if you receive New Arkema Interests, you would generally be treated as receiving a distribution in respect of your Total S.A. shares and Total S.A. ADSs equal to the fair market value of the New Arkema Interests received. The distribution would be treated as a taxable dividend to the extent of Total S.A.’s current and accumulated earnings and profits, and then first as a return of capital to the extent of your adjusted tax basis in your Total S.A. shares and Total S.A. ADSs and thereafter as capital gain.
      If you receive New Arkema Interests, United States Treasury regulations require you to attach to your United States federal income tax return for the year in which such New Arkema Interests are received a detailed statement containing certain information as may be appropriate to show the applicability of Section 355 of the Code to the receipt of New Arkema Interests. If you receive New Arkema Interests, Total S.A. will provide you with the information necessary to comply with such requirement, within a reasonable period of time.
          Tax Consequences of Owning and Disposing of New Arkema Interests
          Taxation of Dividends on New Arkema Interests
      Under the United States federal income tax laws, the gross amount of any dividend (including any amount of the crédit d’impôt described above (see “French Taxation” above) transferred to you with respect to such dividend) that Arkema S.A. pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold your New Arkema Interests for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends that Arkema S.A. pays with respect to New Arkema Interests generally will be qualified dividend income.
      You must include any French tax withheld from the dividend payment (including any French tax withheld with respect to the crédit d’impôt) in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, the Depositary, in the case of ADSs, or Total S.A., in the case of Rights, receive(s) the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the euro payments made, determined at the spot euro/ U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the New Arkema Interests and thereafter as capital gain.
      Subject to certain limitations, the French tax withheld in accordance with the Treaty and paid over to France will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under French law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See “French Taxation — French Withholding Tax Matters,” above, for the procedures for obtaining a tax refund.

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      Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.
          Taxation of Capital Gains
      If you sell or otherwise dispose of your New Arkema Interests, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize (less, in the case of Rights, amounts realized in respect of dividends previously paid on the fractional shares represented by the Rights) and your tax basis, determined in U.S. dollars, in your New Arkema Interests. The determination of your tax basis in the New Arkema Interests that you receive pursuant to the Spin-Off is discussed above under “— Tax Consequences of the Spin-Off.”
      Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
          Taxation of Conversion of Rights into Arkema S.A. Shares
      If you receive Rights in connection with the Spin-Off, the conversion of your Rights into the Arkema S.A. shares they represent generally will not be subject to United States federal income tax. For United States federal income tax purposes, your holding period for the Arkema S.A. shares received in exchange for the Rights will include your holding period of the Rights as described above under “— Tax Consequences of the Spin-Off.” For United States federal income tax purposes, your tax basis for the Arkema S.A. shares received in exchange for the Rights will equal your basis in the Rights (as determined above under “— Tax Consequences of the Spin-Off”).
          Taxation of Exchange of Rights for Cash
      If, as described in Section 2.3.3.3.3 of the Prospectus, Total S.A. sells the Arkema S.A. shares represented by your Rights and thereafter distributes to you the ratable portion of the proceeds therefrom, for United States federal income tax purposes, you will be treated as though you sold your Rights in return for your part of the proceeds (less, in the case of Rights, amounts realized in respect of dividends previously paid on the fractional shares underlying the Rights) as described above under “— Taxation of Capital Gains.”
Additional United States Federal Income Tax Considerations

Information Reporting and Backup Withholding Relating to the Ownership and Disposition of New Arkema Interests
      If you are a noncorporate U.S. holder, information reporting requirements on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of New Arkema Interests effected at a United States office of a broker.
      Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

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      Payment of the proceeds from the sale of New Arkema Interests effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of New Arkema Interests that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations, unless you otherwise establish an exemption.
      In addition, a sale of New Arkema Interests effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.
      You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

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DESCRIPTION OF ARKEMA ADR FACILITY
Introduction; Total ADR Facility
      As described in Section 2.3.3.3.1 of the Prospectus, Arkema S.A. intends, in connection with the Spin-Off, to create a sponsored, unlisted ADR facility. Holders of Total S.A. ADRs will automatically receive in the Spin-Off Arkema S.A. ADSs on the basis of one Arkema S.A. ADS for each twenty Total S.A. ADSs held at the close of business on the business day immediately preceding the Completion Date. This exchange ratio does not take into account the four-to-one stock split to be effected by Total S.A. as described in the Prospectus. Moreover, after the stock split occurs, one Total S.A. ADS will henceforth represent one Total S.A. share, and holders of Total S.A. ADRs will receive one additional Total S.A. ADS for each Total S.A. ADS held at the close of business on the business day immediately preceding the Completion Date.
      In lieu of distributing fractional Arkema S.A. ADSs, the Depositary will sell Arkema S.A. ADSs representing the aggregate of such fractions (or the Arkema S.A. shares that would otherwise be represented by those fractions) together with Allotment Rights for Fractional Arkema Shares (as defined in Section 2.3.3.3.3 of the Prospectus) received in connection with the Spin-Off, and distribute the net proceeds pro rata to the holders of Total S.A. ADRs for which fractional Arkema ADSs are so sold.
      In accordance with SEC rules, Arkema S.A. has applied to the SEC for an exemption from the registration and reporting requirements of the Exchange Act in accordance with Rule 12g3-2(b). Arkema S.A. intends to comply with the information supplying requirements under Rule 12g3-2(b) so long as it has more than 300 U.S. shareholders. Further, by virtue of its establishing the ADR facility, Arkema S.A. has agreed to maintain its exemption from the registration and reporting requirements of the Exchange Act and furnish specified information to the SEC under the Exchange Act in accordance with Rule 12g3-2(b) thereunder. Arkema S.A. and the Depositary will file with the SEC a registration statement on Form F-6 in respect of the ADSs representing the Arkema S.A. shares and seek effectiveness of that registration statement prior to the Completion Date.
      Arkema S.A. does not intend that Arkema S.A. ADSs will be listed on a securities exchange in the United States or quoted on Nasdaq or any other inter-dealer quotation system in the United States, or otherwise to facilitate the creation of a trading market of Arkema S.A. shares in the United States. The creation of an ADR facility for the Arkema S.A. shares is intended solely to accommodate the holders of Total S.A.’s ADRs, ensuring that Total S.A. shareholders (including the holders of Total S.A. ADRs) are treated as fairly as possible in the Spin-Off.
      The following is a general description of the depositary arrangement, including a summary of all material provisions of the Arkema Deposit Agreement pursuant to which Arkema S.A. ADSs will be issued. For more complete information, please read the Arkema Deposit Agreement and the Form of ADR, copies of which will be attached as Exhibit 1 to the registration statement on Form F-6 to be filed by Arkema S.A. and the Depositary with the SEC. Additional copies of the Arkema Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary in New York, which is presently located at 101 Barclay Street, New York, New York 10286. The Depositary’s principal executive office is located at One Wall Street, New York, New York 10286.
Arkema S.A. ADSs
      Each Arkema S.A. ADS represents one Arkema S.A. share deposited under the Arkema Deposit Agreement. Arkema ADSs may be certificated securities (evidenced by Arkema S.A. ADRs) or uncertificated securities.
Deposit and withdrawal of Arkema S.A. shares
      Upon receipt of notice, as provided in the Arkema Deposit Agreement, of a deposit of Arkema S.A. shares with the custodian in Paris or upon the receipt of Arkema S.A. shares, by the Depositary, and subject to the terms of the Arkema Deposit Agreement, the Depositary will deliver to the persons entitled thereto the number of Arkema S.A. ADSs issuable in respect of that deposit. This delivery will occur only upon payment to the Depositary of fees and expenses for the delivery of the Arkema S.A. ADSs and of all taxes, governmental charges and fees.

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      Upon surrender of Arkema S.A. ADSs at the Corporate Trust Office of the Depositary and payment of the fee of the Depositary, and of all taxes and governmental charges, if any, and subject to the provisions of the Arkema Deposit Agreement, the statuts of Arkema S.A. and applicable laws and regulations, Arkema S.A. ADS holders are entitled to the transfer of deposited securities represented by surrendered Arkema S.A. ADSs to an account in the name of such holder as shall be designated by such holder maintained by Arkema S.A. or the registrar in the case of Arkema S.A. shares in registered form, or by an accredited financial institution, as in the case of Arkema S.A. shares in bearer form.
Pre-release of Arkema S.A. ADSs
      In certain circumstances, subject to the provisions of the Arkema Deposit Agreement and the Pre-Release letter from the Depositary to Arkema S.A., if any, The Bank of New York may issue Arkema S.A. ADSs before deposit of the underlying Arkema S.A. shares. This issuance is a “pre-release”. The Bank of New York may also deliver Arkema S.A. shares upon the surrender of Arkema S.A. ADSs that have been pre-released, whether or not such cancellation is prior to the termination of such pre-release or the Depositary knows that such ADSs have been pre-released. The Bank of New York may receive Arkema S.A. ADSs instead of shares to close out a pre-release. The Bank of New York may pre-release Arkema S.A. ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns Arkema S.A. shares or ADSs to be deposited;

•	the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and

•	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice.
      In addition, The Bank of New York will limit the number of Arkema S.A. ADSs that may be outstanding at any time as a result of pre-release to thirty percent (30%) of the Arkema S.A. shares deposited. The Bank of New York, however, may change or disregard the limit from time to time, if it thinks it is reasonably appropriate to do so.
Dividends, other distributions and rights
      Whenever the Depositary receives any cash dividend or other cash distribution from Arkema S.A., the Depositary will, as promptly as practicable, to the extent that in its judgment it can convert euros or any other foreign currency on a reasonable basis into dollars and transfer the resulting dollars to the United States:

•	convert all cash dividends and other cash distributions that it receives on the underlying deposited securities into dollars; and

•	distribute the amount received net of any expense, taxes, governmental charges incurred by the Depositary in connection with the conversion, to the holders of the Arkema S.A. ADSs in proportion to the number of the Arkema S.A. ADSs representing shares held by each holder.
      The amount distributed will be reduced by any amounts required to be withheld by Arkema S.A. or the French paying agent on account of taxes or other governmental charges. The Depositary may convert euros into dollars by sale or in any other manner that it may determine. If the Depositary determines in its judgment that any foreign currency received cannot be converted on a reasonable basis and transferred to the United States, the Depositary may, after consultation with Arkema S.A., distribute the foreign currency received by it or, at its discretion, hold the foreign currency, uninvested and without liability for interest, for the respective accounts of the holders of the Arkema S.A. ADSs entitled to receive the amounts. The Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, the holder may lose some or all of the value.
      The Depositary will use reasonable efforts to follow the procedures established by the French Treasury for eligible U.S. holders of Arkema S.A. ADSs to (i) benefit, at the time of payment of the relevant dividend,

10

from the reduced rate of French withholding tax and any available tax credit under the Treaty, or if not possible (ii) recover the excess 10% French withholding tax initially withheld and deducted in respect of dividends distributed to them by Arkema S.A. as well as to benefit from any available tax credit. To effect such treaty benefit claims, recovery and receipt, the Depositary upon request will provide U.S. holders of Arkema S.A. ADSs with the appropriate French tax forms and instructions, which will be provided by Arkema S.A. to the Depositary. Upon receipt by the Depositary of properly completed and executed forms, the Depositary will promptly cause them to be filed with the appropriate French tax authorities. Upon receipt of any resulting remittance, the Depositary will distribute to the holders of Arkema S.A. ADSs entitled to remittance, as soon as practicable, the remittance converted into dollars, net of expenses incurred by the Depositary in connection with conversion.
      If any distribution by Arkema S.A. consists of a dividend in, or free distribution of, shares, the Depositary may, upon prior consultation with and approval of Arkema S.A., and will, if Arkema S.A. so requests, deliver as promptly as practicable to the holders of outstanding Arkema S.A. ADSs, in proportion to their holding and subject to the provisions of the Arkema Deposit Agreement, including the withholding of taxes and governmental charges and the payment of fees and expenses, an aggregate number of Arkema S.A. ADSs representing the number of Arkema S.A. shares received as a dividend or free distribution.
      In lieu of distributing fractional Arkema S.A. ADSs, the Depositary will sell the amount of the Arkema S.A. shares represented by the aggregate of such fractional Arkema S.A. ADSs and distribute the net proceeds in accordance with the provisions of the Arkema Deposit Agreement.
      If additional Arkema S.A. ADSs are not so delivered, each Arkema S.A. ADS will represent the additional shares distributed. The Depositary may withhold any such delivery of Arkema S.A. ADSs, if it has not received satisfactory assurances from Arkema S.A. that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of such Act.
      Under French law, when Arkema S.A. issues new shares under certain circumstances, it is usually required to grant preemptive rights to its shareholders. However, holders of Arkema S.A.’s ADSs or Arkema S.A. shares in the United States may not be able to exercise these preemptive rights to acquire shares unless both the rights and the shares are registered under the Securities Act of 1933 or an exemption from registration is available.
      If the Depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case no value will be given for these rights and the holding will be diluted.
Record dates
      Whenever:

•	any cash dividend or other cash distribution becomes payable or any distribution other than cash is made;

•	rights are issued with respect to the underlying deposited securities;

•	for any reason the Depositary and the Company agree to cause a change in the number of shares represented by each Arkema S.A. ADS;

•	the Depositary receives notice of any meeting of holders of Arkema S.A. shares or other deposited securities; or

•	the Depositary finds it reasonably necessary or convenient,
the Depositary will fix a record date, which date will be the same or as near as practicable to the record date set by Arkema S.A. for the determination of the holders of Arkema S.A. ADSs who are entitled to receive the dividend, distribution or rights, entitled to give instructions for the exercise of voting rights at any such meeting or responsible for any fee assessed by the Depositary pursuant to the Arkema Deposit Agreement, or

11

on or after which date each Arkema S.A. ADS will represent a changed number of Arkema S.A. shares, subject to the provisions of the Arkema Deposit Agreement.
Voting of the deposited securities
      Subject to applicable French law and regulations and subject to Arkema S.A’s statuts as amended from time to time, upon receipt by the Depositary of a notice of any meeting or solicitation of proxies or consents of holders of Arkema S.A. shares or other deposited securities, if requested in writing by Arkema S.A., the Depositary will, as soon as practicable thereafter, mail a notice to the holders of the Arkema S.A. ADSs which will contain:

•	an English version of the notice of such meeting;

•	a statement that the holders of Arkema S.A. ADSs at the close of business on a specified record date will be entitled to forward to the Depositary instructions from the beneficial owners as to the exercise of the voting rights, if any, pertaining to the amount of Arkema S.A. shares or other deposited securities represented by their respective Arkema S.A. ADSs;

•	an English version of any materials or other documents provided by Arkema S.A. for the purpose of enabling such holders of Arkema S.A. ADSs to exercise such voting rights;

•	a statement setting forth the cut off date established by the Depositary for the receipt of the proxy and voting instructions form (the “Receipt Date”); and

•	a proxy and voting instructions form (the “Voting Form”), which will be subject to the following procedures:

•	If the Voting Form is signed and returned and if an amendment is subsequently proposed to a resolution with respect to which the holder of Arkema ADSs voted in favor, then such holder’s votes will count as votes in favor of the amended resolution provided that such amendment is recommended by Arkema S.A. board of directors;

•	If the Voting Form is signed and returned by a holder of Arkema S.A. ADSs and if new resolutions are proposed after the mailing of the materials listed hereunder, then such holder’s votes will count as votes in favor of such new resolutions provided that such resolutions, including any amendments thereto, are recommended by Arkema S.A.’s board of directors;

•	If the Voting Form is signed but no voting instructions are indicated with respect to some or all of the resolutions, then such votes will count as votes in favor of proposals recommended by Arkema S.A.’s board of directors and as votes against proposals opposed by Arkema S.A.’s board of directors.

•	a Voting Form will otherwise be voted in accordance with applicable French law; and

•	any holder of Arkema S.A. ADSs completing and returning a Voting Form, to the extent such holder is a beneficial owner, will be deemed to represent that such holder is a non-resident of France within the meaning of articles L.228-1 and seq. of the French Commercial Code. Any beneficial owner of Arkema S.A. ADSs forwarding instructions to a holder of Arkema S.A. ADSs will be deemed to represent that such beneficial owner is a non-resident of France within the meaning of articles L.228-1 and seq. of the French Commercial Code.
      Upon receipt by the Depositary from a holder of Arkema S.A. ADSs of a properly completed and signed Voting Form or other written instructions (to which the above written instructions will apply) on or before the Receipt Date, the Depositary will endeavor, in so far as practicable and permitted under any applicable provisions of French law, Arkema S.A. statuts, as amended from time to time and the deposited securities, to vote or cause to be voted the amount of deposited securities represented by the Arkema S.A. ADSs to which that Voting Form or other written instructions relate in accordance with such Voting Form or other written instructions or in accordance with the statements set forth in the Voting Form, as summarized above.

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      In the event that a holder of Arkema S.A. ADSs transfers Arkema S.A. ADSs with respect to which it has already sent a Voting Form to the Depositary after the Receipt Date, the transferee of Arkema S.A. ADSs will not be entitled to give voting instructions or to change or cancel the voting instructions already given by the transferor.
      In the event that a holder of Arkema ADSs surrenders Arkema S.A. ADSs with respect to which it has already sent a Voting Form to the Depositary after the Receipt Date, such person will not be entitled to change or cancel the voting instructions already given by that person.
      In order to give holders of Arkema S.A. ADSs a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, Arkema S.A. will endeavor to give the Depositary notice of any such meeting of solicitation not less than 35 days prior to the meeting date.
Liability of Arkema S.A. ADS holders for taxes
      The holders of Arkema S.A. ADSs will be responsible for any tax or other governmental charge that becomes payable with respect to any Arkema S.A. ADSs or any underlying deposited securities evidenced by any of the Arkema S.A. ADSs.
Amendment and termination of the Arkema Deposit Agreement
      The Arkema S.A. ADRs and the Arkema Deposit Agreement may at any time be amended by written agreement between Arkema S.A. and the Depositary. Any amendment which:

•	imposes or increases any fees or charges, other than taxes and other governmental charges, registration fees, cable, telex, or facsimile transmission costs, delivery costs or other such expenses; or

•	which otherwise prejudices any substantial existing rights of holders of the Arkema S.A. ADSs, will not take effect as to outstanding Arkema S.A. ADSs until the expiration of 30 days after notice of the amendment has been given to the holders of outstanding Arkema S.A. ADSs registered on the books of the Depositary.
      Every holder and beneficial owner of Arkema S.A. ADSs at the time such amendment becomes effective will be deemed, by continuing to hold such Arkema S.A. ADSs or any interest therein, to consent to the amendment and to be bound by the Deposit Agreement as amended. In no event may any amendment impair the right of any holder of Arkema S.A. ADSs to surrender his or her Arkema S.A. ADSs and receive the shares of Arkema S.A. and any property represented by the Arkema S.A. ADS, except in order to comply with mandatory provisions of applicable law. In the event that the Depositary resigns, is removed or is otherwise substituted and Arkema S.A. enters into a new deposit agreement, holders of Arkema S.A. ADSs will be notified by the successor depositary.
      The Depositary has agreed, whenever so directed by Arkema S.A., to terminate the Arkema Deposit Agreement by mailing notice of such termination to the holders of all then outstanding Arkema S.A. ADSs registered on the books of the Depositary at least 30 days prior to the date fixed in the notice for the termination. The Depositary may likewise terminate the Arkema Deposit Agreement by mailing notice of the termination to Arkema S.A. and the holders of outstanding Arkema S.A. ADSs, at least 30 days prior to the date of termination, if at any time 90 days after the Depositary shall have delivered to Arkema S.A. a written notice of its resignation, a successor depositary shall not have been appointed and accepted its appointment as provided in the Arkema Deposit Agreement.
      On and after the date of termination, each holder of Arkema S.A. ADSs shall, upon:

•	surrender of the holder’s Arkema S.A. ADSs;

•	payment of the fees of the Depositary for the surrender of the Arkema S.A. ADSs provided in the Arkema Deposit Agreement; and

•	payment of any applicable taxes or governmental charges,

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be entitled to delivery, to the holder or upon his or her order, of the amount of Arkema S.A. deposited securities represented by the Arkema S.A. ADSs.
      If any of the Arkema S.A. ADSs remain outstanding after the date of termination, the Depositary will discontinue the registration of transfers of the Arkema S.A. ADSs, will suspend the distribution of dividends to the holders of the Arkema S.A. ADSs, and will not give any further notices or perform any further acts under the Arkema Deposit Agreement. The Depositary will, however:

•	continue to collect dividends and other distributions pertaining to the underlying deposited securities;

•	sell rights and other property as provided in the Arkema Deposit Agreement; and

•	continue to deliver the underlying deposited securities, together with any dividends or other distributions received, and the net proceeds of the sale of any rights or other property, upon surrender of Arkema S.A. ADSs after deducting, in each case, the fee of the Depositary for the surrender of the Arkema S.A. ADSs, expenses for the account of the holders of the Arkema S.A. ADSs in accordance with the provisions of the Arkema Deposit Agreement, and any applicable taxes and governmental charges.
      At any time after the expiration of one year from the date of termination, the Depositary may:

•	sell the underlying deposited securities and any other property represented by the Arkema S.A. ADSs; and

•	hold uninvested the net proceeds, together with any other cash then held, unsegregated and without liability for interest, for the pro rata benefit of the holders of the Arkema S.A. ADSs that have not been surrendered, in which case, the holders will become general creditors of the Depositary with respect to such net proceeds.
Charges of the Depositary
      The Depositary will charge the party depositing or withdrawing Arkema S.A. shares or any party surrendering Arkema S.A. ADSs or to whom Arkema S.A. ADSs are issued, or the holders of Arkema S.A. ADSs, as applicable:

•	taxes and other governmental charges;

•	any applicable registration fees for the registration of transfers of shares generally on the share register of Arkema S.A. or the registrar and applicable to transfers of shares to or from the name of the Depositary, the custodian or their respective nominees on the making of deposits or withdrawals under the Arkema Deposit Agreement;

•	any cable, telex and facsimile charges provided in the Arkema Deposit Agreement;

•	any expenses incurred by the Depositary in the conversion of foreign currency pursuant to the Arkema Deposit Agreement;

•	a fee of $5 or less per 100 Arkema S.A. ADSs (or portion thereof) for the delivery (original and subsequent, if any, in the form of dividends) or surrender, respectively, of Arkema S.A. ADSs;

•	a fee of $.02 or less per Arkema S.A. ADS (or portion thereof) for any cash distribution made pursuant to the Arkema Deposit Agreement;

•	a fee for the distribution of securities (other than Arkema S.A. shares), such fee being in an amount equal to the fee that would have been charged for the execution and delivery of Arkema S.A. ADSs if such securities (such securities being treated for this purpose as if they were Arkema S.A. shares) were deposited and not distributed by the Depositary;

•	a fee of $.02 or less per Arkema S.A. ADS (or portion thereof) for Depositary services, which will accrue on the last day of each calendar year; and

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•	any other charges in connection with the servicing of Arkema S.A. shares or other deposited securities, which charge may be deducted by the Depositary from one or more cash dividends or other cash distributions.
      The charges and expenses of the custodian are for the sole account of the Depositary.
Transfer of Arkema S.A. ADSs
      The Arkema S.A. ADSs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books at any time or from time to time when deemed expedient by the Depositary in connection with the performance of its duties, and the Depositary will close the books at the reasonable request of Arkema S.A. The Depositary will notify Arkema S.A. of any such closure that is other than in the ordinary course of business. Holders of the Arkema S.A. ADSs will have the right to inspect the transfer books, subject to certain conditions provided in the Arkema Deposit Agreement.
      As a condition precedent to the delivery, registration of transfer or surrender of any Arkema S.A. ADSs or split-up or combination of any Arkema S.A. ADRs, or the withdrawal of the underlying deposited securities, the Depositary, custodian or registrar may require payment of a sum sufficient to reimburse it for any tax or other governmental charge and any share transfer or registration fee and payments of any applicable fees provided in the Arkema Deposit Agreement. The Depositary may refuse to register any transfer of any of the Arkema S.A. ADSs or any withdrawal of the underlying deposited securities until all tax or other governmental charges payable with respect to the Arkema S.A. ADSs or deposited securities are paid. The Depositary may also withhold any dividends or other distributions or may sell for the account of the holder or the beneficial owner any part or all of the underlying deposited securities evidenced by the Arkema S.A. ADSs, and may apply such dividends or other distributions or the proceeds of any sale to the payment of a tax or other governmental charge, with the holder or the beneficial owner of the Arkema S.A. ADSs remaining liable for any deficiency.
      The delivery or registration of transfer generally of the Arkema S.A. ADSs may be suspended, or the transfer of Arkema S.A. ADSs may be refused in particular instances, during any period when the transfer books of the Depositary or of Arkema S.A. are closed, or if any such action is deemed necessary or advisable by the Depositary or Arkema S.A. at any time or from time to time, subject to the provisions of the following sentence. The surrender of outstanding Arkema S.A. ADSs and the withdrawal of the underlying deposited securities may not be suspended subject only to:

•	temporary delays caused by closing the transfer books of the Depositary, Arkema S.A. or the registrar, or the deposit of shares of Arkema S.A. in connection with voting at a shareholders meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; and

•	compliance with any U.S. or foreign laws or governmental regulations relating to the Arkema S.A. ADSs or to the withdrawal of the underlying deposited securities.
Notices and reports
      Arkema S.A. will arrange for the translation into English, if not already in English, to the extent required pursuant to any regulations of the SEC, and the prompt transmittal by Arkema S.A. to the Depositary and the custodian of such notices and any other reports and communications which are made generally available by Arkema S.A. to holders of Arkema S.A. shares.
      If requested in writing by Arkema S.A., the Depositary will arrange for the mailing, as promptly as practicable and at the Company’s expense (unless otherwise agreed in writing by Arkema S.A. and the Depositary), of copies of such notices, reports and communications to all record holders of the Arkema S.A. ADSs.

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Compliance with U.S. securities laws
      Notwithstanding anything in the Arkema Deposit Agreement to the contrary, Arkema S.A. and the Depositary each agrees that it will not exercise any rights it has under the Arkema Deposit Agreement to prevent the withdrawal or delivery of the underlying deposited securities in a manner which would violate U.S. securities laws.
Governing law
      The Arkema Deposit Agreement is governed by the laws of the State of New York although, notwithstanding any present or future provision of the laws of the State of New York, the rights of holders of Arkema S.A. shares and of any other deposited securities and the obligations and duties of Arkema S.A. in respect of such holders, as such, will be governed by the laws of the Republic of France (or, if applicable, such other laws as may govern deposited securities).

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SUMMARIES OF CERTAIN ACCOUNTING DIFFERENCES

17

COMBINED FINANCIAL STATEMENTS AT AND
FOR THE YEAR ENDED DECEMBER 31, 2003
SUMMARY OF CERTAIN DIFFERENCES BETWEEN GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES IN FRANCE (“FRENCH GAAP”)
AND THE UNITED STATES (“US GAAP”)
      Certain differences exist between French GAAP and U.S. GAAP that may be material to the financial information prepared in accordance with French GAAP therein. In making a decision with respect to the Total Spin-Off and the Elf Spin-Off, shareholders must rely upon their own examination of the Company, the terms of the transactions and the financial information. Shareholders should consult their own professional advisers for an understanding of the differences between French GAAP and U.S. GAAP, and how those differences might affect the financial information prepared in accordance with French GAAP herein.
      As the Group does not yet exist, the Company has prepared combined financial statements instead of consolidated financial statements.
      These combined financial statements have been prepared for 2003, the “Combined Financial Statements at December 31, 2003,” on the basis of preparation described in Note A of the “Combined Financial Statements at December 31, 2003.” These combined financial statements are included in the Prospectus and have been prepared in accordance with the French GAAP standards and interpretations as applied by the Company, as described in Note B of the “Combined Financial Statements at December 31, 2003.”
      The discussion below qualitatively summarizes certain differences between French GAAP and U.S. GAAP, following a limited analysis of both sets of principles. These differences were identified as potentially having an impact on net income and shareholders’ equity (Group Share) measured on the basis of the French GAAP standards and interpretations as applied by the Company. The Company has not quantified these differences, nor undertaken a reconciliation of its Combined Financial Statements at December 31, 2003 prepared in accordance with French GAAP to U.S. GAAP. Had the Company undertaken any such quantification or reconciliation, other potentially significant accounting and disclosure differences might have come to its attention, which are not identified below. Accordingly, there can be no assurance that the differences discussed below are the only differences in accounting principles that would have an impact on net income and shareholders’ equity (Group Share).
      There may also be significant differences between the presentation of the combined financial statements and the footnote disclosure thereto included in the Prospectus compared to what would be required under U.S. GAAP. These differences have not been addressed in the discussion below.
      The summary equally applies to the information contained in the Combined Financial Statements at December 31, 2003 used in connection with the preparation of the pro forma financial information presented in the Prospectus but does not include the differences between the French GAAP and U.S. GAAP approach to the pro forma adjustments used to calculate such pro forma financial information and the potential impact of such differences on net income and shareholders’ equity (Group Share).
Goodwill and Other Intangible Assets
      Under French GAAP, goodwill arising from the acquisition of a company is required to be recognized as an asset and amortized over a reasonable period of time reflecting the estimates and assumptions made and documented at the time of acquisition. An impairment review for goodwill is required to be carried out at the end of each year. Amortization of intangible assets which are similar in nature to goodwill is not mandatory. However, an impairment is required to be made for any permanent diminution in value.
      Under U.S. GAAP, prior to the adoption in June 2001 of Statement of Financial Accounting Standard (“SFAS”) No. 141 Business Combinations and SFAS No. 142 Goodwill and Intangible Assets (“SFAS 142”), all acquired identifiable intangible assets and goodwill were required to be amortized over a period not to exceed forty years. SFAS 142 discontinued the amortization of goodwill and intangible assets with indefinite useful life arising from business combinations initiated after June 30, 2001, and from

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January 1, 2002 for other business combinations, and requires assessment of potential impairment on a yearly basis or when certain events occur. Under SFAS 142, goodwill should be tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicated that goodwill might be impaired. Goodwill is tested for impairment at the reporting unit level. Accordingly, goodwill, together with all assets and liabilities which are to be considered for the purpose of determining the fair value of the reporting unit, should be assigned to reporting units defined as either operating segments or one level below an operating segment (“components”), depending on whether a component constitutes a business for which discrete financial information is available and for which segment management regularly reviews the operating results of that component unless such component has similar economic characteristics with other components. Components with similar economic characteristics should be aggregated into one reporting unit.
      The carrying value of each reporting unit is then compared to its fair value in order to determine whether this reporting unit has been impaired. For each reporting unit the carrying amount of which exceeds its fair value, goodwill impairment, if any, is measured by allocating the fair value of the reporting unit to its identifiable assets and liabilities, including the value of any unrecognized intangible assets, in a manner similar to a purchase accounting. This allocation results in an implied fair value of goodwill. Any excess of the carrying amount of recorded goodwill over the implied fair value of goodwill is recorded as a definitive write-off of the carrying value of goodwill.
Trademarks
      Under French GAAP, trademarks — either acquired or internally generated — and related fees for registration and renewal are capitalized and not amortized.
      Under U.S. GAAP, trademarks that have finite useful lives are amortized over their useful lives. Costs of internally developing, maintaining, or restoring intangible assets (such as trademarks) that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole, shall be recognized as an expense when incurred. Under SFAS No. 142, intangible assets with an indefinite useful life are required to be tested for impairment separately from goodwill. Indefinite life intangibles are required at least annually or more frequently if events or changes in circumstances indicated that the asset might be impaired. Impairment tests are performed by comparing the fair value of the intangible asset to its carrying amount. If the carrying value exceeds the fair value of the intangible asset, an impairment loss is recognized in an amount equal to the excess, as a definitive write-off of the carrying amount of the intangible asset.
Impairment of Long-lived Assets Other than Goodwill and Intangible Assets and of Intangible Assets with Definite Useful Lives
      Under French GAAP, long-lived assets, either intangible or tangible, are written down when their fair value appears to be permanently lower than their carrying value. Impairment is determined for each autonomous group of assets representing an economic entity by comparing its carrying value with the future cash flows expected from it, based upon the expectation of the management of the group of future economic and operating conditions or, when the asset is to be sold, by comparison with its market value. Any impairment is calculated as the difference between the value as described above (value in use or market value) and the carrying value of the related asset and is recorded as additional depreciation/amortization adjusting the carrying value.
      Under SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, intangible assets with definite useful lives and other long-lived assets (including property, plant and equipment) that are held for use are tested for impairment whenever events or changes in circumstances indicate that their carrying value might not be recoverable. For purposes of recognition and measurement of impairment loss, a long-lived asset should be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Then the carrying value of the asset/group of assets is compared to the sum of the future net undiscounted cash flows expected to be generated from the use of the long-lived asset/group and its eventual disposal. If the carrying value of the asset/group of assets

19

exceeds the future net undiscounted cash flows expected to be generated from the use of the long-lived asset/group and its eventual disposal, the asset (group) is not recoverable and an impairment loss is recognized equal to the excess of the carrying value of the asset/group over its fair value as a definitive write-off of the carrying value of the asset.
      Fair value is measured based on quoted market prices in an active market, or absent such quoted market prices, prices for similar assets and the results of using other valuation techniques such as the present value of estimates of future cash flows to be generated by the asset/group of assets incorporating assumptions that marketplace participants would use in their estimates of such fair value.
Accounting for Retirement, Pensions and Other Post-retirement Employee Benefits
      Under French GAAP, there is no requirement to record a minimum retirement or pension liability based on the accumulated benefit obligation.
      Under U.S. GAAP, SFAS 87 Employers’ Accounting for Pensions requires the recognition of a minimum liability on the basis of the accumulated benefit obligation, i.e., the actuarial present value of the benefits attributed by the pension benefit formula to employee service rendered prior to the balance sheet date, taking into account current and past but not future compensation benefits, when the accumulated benefit obligation is greater than the fair value of the plan assets. The amount of the minimum liability to be recognized is the unfunded accumulated pension liability against an intangible asset to the extent of the amount, if any, of unrecognized prior service cost. Any excess should be reported as a reduction of other comprehensive income (in shareholders’ equity). Subject to further analysis, an additional liability may need to be recognized with respect to certain retirement or pension benefits of the Company.
Share-based Payments
      Under French GAAP, no compensation expense related to share-based payments is recognized in the financial statements. The shares issued upon exercise of the options are reflected as an increase in share capital at that date.
      Under U.S. GAAP, the Company has the option of accounting for stock option grants using the recognition and measurement principles of:

•	APB Opinion No. 25 Accounting For Stock Issued To Employees (“APB 25”) that provides recognition of compensation cost in net income based on the intrinsic value of the stock options granted; or

•	SFAS No. 123 Accounting for Stock-Based Compensation (“SFAS 123”) that provides recognition of compensation cost in net income based on the fair value at the date of grant.
      Under the intrinsic value method of APB 25, compensation expense is measured as the difference between the market value or best evidence of market value of the shares and the exercise price of the options at the measurement date. Alternatively, under SFAS 123, compensation expense may be based on the fair value of the stock options granted to the employee. The fair value of the options would be determined using an option-pricing model. Under either method, compensation expense is recognized over the option’s vesting period.
Accounting for Financial Instruments, Derivatives and Hedging Activities
          General Principles
      Under French GAAP, the fair value of derivative instruments is recorded in a company’s accounting records when the fair value of the assets and liabilities of an acquiree is determined as a result of a business combination. In all other situations, French GAAP does not require the recognition of the fair value of derivative instruments unless in the event of an unrealized loss. However, French GAAP requires disclosure of derivative instruments in the notes to consolidated financial statements.

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      Under U.S. GAAP, in accordance with SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), derivative instruments are required to be valued at their fair value and recorded as either asset or liability on the balance sheet. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. Under certain conditions a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of recognized asset or liability or an unrecognized firm commitment, (2) a hedge of the exposure to variable cash flows of a forecasted transaction, or (3) a hedge of the currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign currency denominated forecasted transaction.
          Investments in Equity Securities
      Under French GAAP, all equity investments, except investments in consolidated subsidiaries and investments accounted for under the equity method, should be measured at cost.
      Under U.S. GAAP, SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities, all investments in equity securities, except investments in consolidated subsidiaries and investments accounted for under the equity method, that have readily determinable fair value should be measured at fair value. Thus, non-listed equity investments that are not accounted for under the equity method should be accounted for at historical cost.
Provision for Restructuring Costs and Other General Provisions
      Under French GAAP, the provisions of the CRC rule 2000-06 apply. Under this rule, the general recognition criteria for provisions should be satisfied before a provision is recognized for restructuring costs. In addition, management must have a detailed plan for the restructuring, and have created a valid expectation in those affected that the plan will be carried out (i.e., the detailed plan must identify the business or part of the business concerned, location, function and approximate number of employees who will receive termination compensation). A formal detailed public announcement of the restructuring will generally create a valid expectation in other parties such as customers, suppliers and employees that the restructuring will take place.
      Under U.S. GAAP, SFAS No. 146 Accounting for Costs Associated With Exit or Disposal Activities, even when management has committed itself to a detailed exit plan, it does not follow automatically that the costs of the exit plan may be provided for. Instead, each cost is examined individually to determine when it is incurred. SFAS No. 146 allows the costs of involuntary employee termination to be recognized when management has:

•	committed to a detailed plan for termination;

•	identified the number, function and location of the employees expected to be terminated; and

•	communicated this plan to the employees.
      The employee termination costs would be recognized immediately when employees are terminated within the minimum retention period. Otherwise, the costs would be recognized over the future service period. In addition, liabilities for other exit costs are recognized when they are incurred, which is normally when the goods or services associated with the activity are received. Consequently, other exit costs will probably be recognized later than under CRC rule 2000-06.
Revenue Recognition
      General principles under French GAAP may not be consistent with U.S. GAAP, as French GAAP contains limited detailed or industry-specific guidance.
      Under U.S. GAAP, there are a number of different prescriptive rules from different sources addressing industry-specific or specific transactions issues on a case-by-case basis, which, subject to detailed analysis, may give rise to differences.

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Reversal of Inventory Write-down
      Under French GAAP, inventories are written-down if the cost becomes higher than net realizable value. An assessment of the net realizable value is made at each reporting period. When there is clear evidence of an increase of the net realizable value because of changes in economic circumstances, the amount of the writedown is reversed even if the inventories remain unsold.
      Under U.S. GAAP, Accounting Research Bulletin No. 43 Restatement and Revision of Accounting Research Bulletins states that following a write-down “such reduced amount is to be considered the cost for subsequent accounting purposes” and it is therefore not permitted to reverse a former write-down before the inventory is either sold or written off.
Guarantees
      Under French GAAP, guarantees given by Arkema are disclosed as off balance-sheet commitments.
      Under U.S. GAAP, in accordance with FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others, upon issuance or modification of a guarantee on or after January 1, 2003, the Company should recognize on the balance sheet a liability at the time of issuance or material modification for the estimated fair value of the obligation it assumes under that guarantee.

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COMBINED FINANCIAL STATEMENTS AT AND
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
SUMMARY OF CERTAIN DIFFERENCES BETWEEN INTERNATIONAL
FINANCIAL REPORTING STANDARDS (“IFRS”) AND GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES
(“US GAAP”)
      Under European regulation 1606/2002 dated July 19, 2002, the Company is required to prepare its financial statements starting from the year ended December 31, 2005 in accordance with international accounting standards as adopted by the European Union for application at that date (international accounting standards include both International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”)).
      As the Group does not yet exist, the Company has prepared combined financial statements instead of consolidated financial statements.
      These combined financial statements have been prepared for 2004, the “Combined Financial Statements at December 31, 2004,” and for 2005, the “Combined Financial Statements at December 31, 2005,” on the basis of preparation described in Note A of the “Combined Financial Statements at December 31, 2004” and the “Combined Financial Statements at December 31, 2005.” These combined financial statements are included in the Prospectus and have been prepared in accordance with the IFRS standards and interpretations as adopted by the European Union at December 31, 2005, as described in Note B of the “Combined Financial Statements at December 31, 2004” and the “Combined Financial Statements at December 31, 2005.”
      Certain differences exist between IFRS and generally accepted accounting principles in the United States (“U.S. GAAP”) that may be material to the “Combined Financial Statements at December 31, 2004” and to the “Combined Financial Statements at December 31, 2005”. In making a decision with respect to the Total Spin-Off and the Elf Spin-Off, shareholders must rely upon their own examination of the Company, the terms of the transactions and the financial information. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and U.S. GAAP, and how those differences might affect the Combined Financial Statements at December 31, 2004 and the Combined Financial Statements at December 31, 2005.
      The discussion below qualitatively summarizes certain differences between IFRS and U.S. GAAP, following a limited analysis of both sets of principles. These differences were identified as potentially having an impact on net income and shareholders’ equity (Group Share) measured on the basis of the IFRS standards and interpretations as applied by the Company. The Company has not quantified these differences, nor undertaken a reconciliation of its “Combined Financial Statements at December 31, 2004” and “Combined Financial Statements at December 31, 2005” to U.S. GAAP. Had the Company undertaken any such quantification or reconciliation, other potentially significant accounting and disclosure differences might have come to its attention, which are not identified below. Accordingly, there can be no assurance that the differences discussed below are the only differences in accounting principles that would have an impact on net income and shareholders’ equity (Group Share).
      There may also be significant differences between the presentation of consolidated financial statements and the footnote disclosure thereto included in the Prospectus compared to what would be required under U.S. GAAP. These differences have not been addressed in the discussion below.
      The summary equally applies to the information contained in the Combined Financial Statements at December 31, 2004 and Combined Financial Statements at December 31, 2005 used in connection with the preparation of the pro forma financial information presented in the Prospectus but does not include the differences between the IFRS and U.S. GAAP approach to the pro forma adjustments used to calculate such pro forma financial information and the potential impact of such differences on net income and shareholders’ equity (Group Share).

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Exceptions and Exemptions under IFRS 1 First-Time Adoption
      When financial statements are prepared for the first time under U.S. GAAP for the purpose of an initial public offering, all periods presented should reflect the retrospective application of U.S. GAAP as if the reporting entity had always been reporting in accordance with U.S. GAAP.
      In contrast, pursuant to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS effective as of the reporting date (i.e., the end of the latest period covered by financial statements) should be reflected retrospectively in its opening balance sheet as of the date of transition to IFRS (i.e., January 1, 2004 for the Company) throughout all periods presented in its first IFRS financial statements, except for certain mandatory exceptions and optional exemptions.
      Under IFRS 1, the Company elected to use the following exemptions that create ongoing differences with U.S. GAAP:

•	business combinations prior to January 1, 2004 are not restated in the opening balance sheet under IFRS while under U.S. GAAP all business combinations should be restated thus creating differences in the carrying value of acquired assets and liabilities and related goodwill that will in turn affect future gains and losses on assets and liabilities, depreciation charges and impairment charges;

•	actuarial gains and losses on employee benefits previously unrecognized under the “corridor approach” have been recognized in the balance sheet at January 1, 2004 in the provision for post-employment benefits and the corresponding adjustment has been taken to equity, while under U.S. GAAP such actuarial gains and losses would have been recorded and amortized under the corridor approach; and

•	currency translation adjustment (CTA) prior to January 1, 2004 was offset against retained earnings at January 1, 2004.
      With respect to accounting for financial instruments, the Company has further elected under IFRS 1 to use the exemption from the requirement to restate comparative information for IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), and, consequently, financial instruments are accounted for under French GAAP in the 2004 financial statements for the transition to IAS/ IFRS.
      Under U.S. GAAP, Statement of Financial Accounting Standard (“SFAS”) No. 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) and other U.S. GAAP literature addressing accounting for financial instruments would have been applied retrospectively for all periods presented as discussed above in connection with the first time adoption of U.S. GAAP.
      As a consequence, with respect to accounting for financial instruments in 2004, the GAAP differences between U.S. GAAP and the Combined Financial Statements at December 31, 2004 are described in the “Accounting for financial instruments, derivatives and hedging activities” section of Summary of Significant Differences between Generally Accepted Accounting Principles in France and in the United States.
Accounting for Goodwill Recognized in a Business Combination
      Under IFRS 3 Business Combinations, goodwill is no longer amortized from January 1, 2004 and the opening balance sheet as of the date of transition to IFRS reflects the accumulated depreciation of goodwill based on former French GAAP accounting policies (Under French GAAP, goodwill used to be amortized over a reasonable period of time reflecting the estimates and assumptions made and documented at the time of acquisition).
      Under U.S. GAAP, prior to the adoption in June 2001 of SFAS No. 141 Business Combinations and SFAS No. 142 Goodwill and Intangible Assets (“SFAS 142”), all acquired identifiable intangible assets and goodwill were required to be amortized over a period not to exceed forty years. SFAS No. 142 discontinued the amortization of goodwill and intangible assets with indefinite useful life arising from business combina-

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tions initiated after June 30, 2001, and from January 1, 2002 for other business combinations, and requires assessment of potential impairment on a yearly basis or when certain events occur.
Impairment of Goodwill, Intangible Assets Other than Goodwill and Other Long-lived Assets
      Under IAS 36 Impairment of Assets (“IAS 36”), impairment is recognized to the extent the carrying value of the assets, including intangible assets with an indefinite useful life, or of the cash generating unit to which goodwill has been allocated together with other assets exceeds its recoverable amount. A cash generating unit is defined as the smallest group of assets that includes the asset tested for impairment and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or of a cash generating unit is the higher of its fair value less cost to sell, defined as the amount obtainable from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable willing parties, less the costs of disposal, and its value in use, defined as the present value of the future cash flows expected to be derived from the asset or cash-generating unit. The impairment loss relating to a cash generating unit, if any, is recognized, first, to reduce the carrying amount of goodwill allocated to the cash-generating unit and, second, to the other assets of the cash generating unit pro rata on the basis of the carrying amount of each asset in the cash-generating unit (without reducing the carrying amount of an asset below the highest of its fair value less cost to sell, if determinable, or its value in use, if determinable, and zero).
      Under IAS 36, if intangible assets, including intangible assets with an indefinite useful life, or other property, plant and equipment that are held for use, do not generate cash inflows from continuing use that are largely independent of those from other assets or groups of assets, such intangible assets or property, plant and equipment are tested for impairment as part of the cash-generating unit to which they belong.
      Under IAS 36, an impairment charge of an asset other than goodwill is reversed if, and only if, there has been an increase in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.
      Under SFAS 142, goodwill should be tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill is tested for impairment at the reporting unit level. Accordingly, goodwill, together with all assets and liabilities which are to be considered for the purpose of determining the fair value of the reporting unit, should be assigned to reporting units defined as either operating segments or one level below an operating segment (“components”), depending on whether a component constitutes a business for which discrete financial information is available and for which segment management regularly reviews the operating results of that component unless such component has similar economic characteristics with other components. Components with similar economic characteristics should be aggregated into one reporting unit.
      The carrying value of each reporting unit is then compared to its fair value in order to determine whether this reporting unit has been impaired. For each reporting unit the carrying amount of which exceeds its fair value, goodwill impairment, if any, is measured by allocating the fair value of the reporting unit to its identifiable assets and liabilities, including the value of any unrecognized intangible assets, in a manner similar to a purchase accounting. This allocation results in an implied fair value of goodwill. Any excess of the carrying amount of recorded goodwill over the implied fair value of goodwill is recorded as a definitive write-off of the carrying value of goodwill.
      Under SFAS 142, intangible assets with an indefinite useful life are required to be tested for impairment separately from goodwill. Indefinite life intangibles are required to be tested at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment tests are performed by comparing the fair value of the intangible asset to its carrying amount. If the carrying value exceeds the fair value of the intangible asset, an impairment loss is recognized in an amount equal to the excess, as a definitive write-off of the carrying amount of the intangible asset.
      Under SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, intangible assets with definite useful lives and other long-lived assets (including property, plant and equipment) that are held

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for use are tested for impairment whenever events or changes in circumstances indicate that their carrying value might not be recoverable. For purposes of recognition and measurement of impairment loss, a long-lived asset should be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Then the carrying value of the asset/group of assets is compared to the sum of the future net undiscounted cash flows expected to be generated from the use of the long-lived asset/group and its eventual disposal. If the carrying value of the asset/group of assets exceeds the future net undiscounted cash flows expected to be generated from the use of the long-lived asset/group and its eventual disposal, the asset (group) is not recoverable and an impairment loss is recognized equal to the excess of the carrying value of the asset/group over its fair value as a definitive write-off of the carrying value of the asset.
      Fair value is measured based on quoted market prices in an active market, or absent such quoted market prices, prices for similar assets and the results of using other valuation techniques such as the present value of estimates of future cash flows to be generated by the asset/group of assets incorporating assumptions that marketplace participants would use in their estimates of such fair value.
Revenue Recognition
      The general principles under IAS 18 Revenue are consistent with U.S. GAAP, but IFRS contains limited detailed or industry-specific guidance.
      Under U.S. GAAP, there are a number of different prescriptive rules from different sources addressing industry-specific or specific transaction issues on a case-by-case basis, which, subject to detailed analysis, may give rise to differences.
Accounting for Minority Interests
      Under IFRS, minority interests are recorded as a separate caption in shareholders’ equity.
      Under U.S. GAAP, minority interests are presented outside equity as a separate line between liabilities and shareholders’ equity.
Accounting for Retirement, Pensions and Other Post-retirement Employee Benefits
      Under IAS 19 Employee Benefits, there is no requirement to record a minimum retirement or pension liability based on the accumulated benefit obligation.
      Under U.S. GAAP, SFAS No. 87 Employers’ Accounting for Pensions requires the recognition of a minimum liability on the basis of the accumulated benefit obligation, i.e., the actuarial present value of the benefits attributed by the pension benefit formula to employee service rendered prior to the balance sheet date, taking into account current and past but not future compensation benefits, when the accumulated benefit obligation is greater than the fair value of the plan assets. The amount of the minimum liability to be recognized is the unfunded accumulated pension liability against an intangible asset to the extent of the amount, if any, of unrecognized prior service cost. Any excess should be reported as a reduction of other comprehensive income (in shareholders’ equity). Subject to further analysis, an additional liability may need to be recognized with respect to certain retirement or pension benefits of the Company.
Share-based Payments
      Accounting for share based payments under IFRS, in accordance with IFRS 2 Share-Based Payment (“IFRS 2”), leads to recognition of a compensation expense. Equity-settled share based payments, such as stock option plans, are measured at fair value. Fair value is determined at the date of grant using a Black & Scholes valuation model. Only options granted after November 7, 2002 and not fully vested at January 1, 2005 are accounted for using IFRS principles. Other stock options do not lead to recognition of a compensation expense as the Company could not apply IFRS 2 retrospectively.

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      Under U.S. GAAP, in 2004, the Company has the option of accounting for stock option grants using the recognition and measurement principles of:

•	APB Opinion No. 25 Accounting For Stock Issued To Employees (“APB 25”) that provides recognition of compensation cost in net income based on the intrinsic value of the stock options granted;

•	SFAS No. 123 Accounting for Stock-Based Compensation (“SFAS 123”) that provides recognition of compensation cost in net income based on the fair value at the date of grant.
      Under the intrinsic value method of APB 25, compensation expense is measured as the difference between the market value or best evidence of market value of the shares and the exercise price of the options at the measurement date. Alternatively, under SFAS 123, compensation expense may be based on the fair value of the stock options granted to the employee. The fair value of the options would be determined using an option-pricing model. Under either method, compensation expense is recognized over the option’s vesting period and measurement is required for all stock-options plans and not only for stock-options granted after November 7, 2002 and not fully vested at January 1, 2005.
      Under US GAAP in 2005, FAS 123-R requires the recognition of compensation cost in net income based on the fair value at the date of grant.
Accounting for Financial Instruments, Derivatives and Hedging Activities
          Definition of a Financial Derivative — Notional Amounts
      Under IAS 39, the definition of a derivative does not refer to the existence of an explicit notional amount.
      Under U.S. GAAP, a derivative instrument is a contract that has certain characteristics including one or more underlyings and one or more notional amounts or payment provision or both.
          First Time Adoption and Hedging Transactions
      Under IFRS, with respect to amounts deferred under hedging relationships prior to the adoption of IAS 39 on January 1, 2005 that do not qualify as hedges under current requirements under IFRS, hedge accounting is discontinued prospectively and such amounts are recognized or amortized to income depending on the formerly hedged transaction.
      Under U.S. GAAP, derivative instruments that would not qualify as hedges under FAS 133 requirements on the basis of contemporaneous documentation would be reported independently as assets and liabilities in the statement of financial position at fair value with changes in fair value recorded in income for all periods presented.
          Investments in Equity Securities
      Under IFRS, all equity investments, except investments in consolidated subsidiaries and investments accounted for under the equity method, should be measured at fair value unless the fair value cannot be reliably measured.
      Under U.S. GAAP, SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities, all investments in equity securities, except investments in consolidated subsidiaries and investments accounted for under the equity method, that have readily determinable fair value should be measured at fair value. Thus, non-listed equity investments that are not accounted for under the equity method should be accounted for at historical cost.

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Provision for Restructuring Costs and Other General Provisions
          Restructuring Costs
      Under IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), the general recognition criteria for provisions should be satisfied before a provision is recognized for restructuring costs. In addition, management must have a detailed plan for the restructuring, and have created a valid expectation in those affected that the plan will be carried out (i.e., the detailed plan must identify the business or part of the business concerned, location, function and approximate number of employees who will receive termination compensation). A formal detailed public announcement of the restructuring will generally create a valid expectation in other parties such as customers, suppliers and employees that the restructuring will take place.
      Under U.S. GAAP, SFAS No. 146 Accounting for Costs Associated With Exit or Disposal Activities (“SFAS 146”), even when management has committed itself to a detailed exit plan, it does not follow automatically that the costs of the exit plan may be provided for. Instead, each cost is examined individually to determine when it is incurred. SFAS 146 allows the costs of involuntary employee termination to be recognized when management has:

•	committed to a detailed plan for termination;

•	identified the number, function and location of the employees expected to be terminated; and

•	communicated this plan to the employees.
      The employee termination costs would be recognized immediately when employees are terminated within the minimum retention period. Otherwise, the costs would be recognized over the future service period. In addition, liabilities for other exit costs are recognized when they are incurred, which is normally when the goods or services associated with the activity are received. Consequently, other exit costs will probably be recognized later than under IAS 37.
          Discounting of Provisions
      Under IAS 37, where the effect of the time value of money is material, the amount of a provision should be the present value of the expenditures expected to be required to settle the obligation.
      Under U.S. GAAP, provisions are generally not discounted.
Other
          Reversal of Inventory Write-down
      Under IAS 2 Inventories, inventories are written-down if the cost becomes higher than net realizable value. An assessment of the net realizable value is made at each reporting period. When there is clear evidence of an increase of the net realizable value because of changed economic circumstances, the amount of the writedown is reversed even if the inventories remain unsold.
      Under U.S. GAAP, Accounting Research Bulletin No. 43 Restatement and Revision of Accounting Research Bulletins states that following a write-down “such reduced amount is to be considered the cost for subsequent accounting purposes” and it is therefore not permitted to reverse a former write-down before the inventory is either sold or written off.
          Guarantees
      Under IFRS, guarantees given by Arkema are disclosed as off balance-sheet commitments.
      Under U.S. GAAP, in accordance with FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, upon issuance or modification of a guarantee on or after January 1, 2003, the Company should recognize on the balance sheet a liability at the time of issuance or material modification for the estimated fair value of the obligation it assumes under that guarantee.

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